Form 20-F
period 2001-12-31
GRUPO IUSACELL CELULAR SA DE CV
filed 2002-07-02
CIK 923713

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-13120

Grupo Iusacell Celular, S.A. de C.V.

(Exact name of Registrant as specified in its charter)

Iusacell Celular Group, Inc.

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Prolongación Paseo de la Reforma 1236

Colonia Santa Fe
Delegación Cuajimalpa
05348 Mexico, D.F.
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

10% Senior Notes due 2004

      Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

Series A Capital Stock	27,967 shares
Series B Capital Stock	26,865 shares

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes ☑          No ☐

      Indicate by check mark which financial statement item the registrant has elected to follow:     Item 17 ☐          Item 18 ☑

i

FORWARD-LOOKING INFORMATION

      This Annual Report contains various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 as amended (the “Act”), and Section 21E of the Securities Exchange Act of 1934 as amended (the “Exchange Act”), including statements regarding, among other things, the financial performance and operating plans for Grupo Iusacell Celular, S.A. de C.V. These statements are based upon the current beliefs of our management, as well as on assumptions made by management based upon information currently available to it. The words “believe,” “expect,” “likely” and “anticipate” and similar expressions identify some of these forward-looking statements. These statements are subject to various risks and uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Should management’s assumptions prove incorrect, actual results may vary materially and adversely from those anticipated or projected. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of their respective dates. We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

      The following factors, as well as other factors described in this Annual Report, could cause actual results to differ materially from such forward-looking statements:

•	Material adverse changes in the business environment in Mexico, such as a change in value of the peso, the imposition of exchange controls, an increase in inflation levels and economic downturns;

•	Material adverse changes in the regulatory environment in Mexico;

•	Our ability to adapt to rapid technological change, develop new technologies and hire and retain qualified personnel;

•	Our ability to obtain debt or equity financing necessary to pursue business opportunities; and

•	Our ability to compete against other telecommunications service providers.

      “Iusacell” means Grupo Iusacell, S.A. de C.V. This company was formerly known as Nuevo Grupo Iusacell, S.A. de C.V.

      “Iusacell Celular” means Grupo Iusacell Celular, S.A. de C.V. This company was formerly known as Grupo Iusacell, S.A. de C.V. Iusacell owns 100% of the capital stock of Iusacell Celular.

      On June 30, 2000, Bell Atlantic Corporation, our principal shareholder, which holds its interest in Iusacell through various subsidiaries, acquired GTE Corporation in a merger of equals, renaming itself as “Verizon Communications Inc.” The subsidiaries which directly hold Iusacell capital stock remained unchanged. As a result of the foregoing, the term “Verizon” in this Annual Report refers to Verizon Communications Inc. or its subsidiaries, as the context requires. We continue to use the term “Bell Atlantic” in this Annual Report to refer to Bell Atlantic Corporation and its subsidiaries in connection with events prior to June 30, 2000.

      Iusacell Celular does not have any publicly traded equity securities. Iusacell Celular has publicly traded debt securities.

      Unless otherwise specified, all references to “U.S. dollars,” “dollars,” “U.S.$” or “$” are to United States dollars, and references to “Ps.” and “pesos” are to Mexican pesos. We publish our financial statements in pesos that are adjusted to reflect changes in purchasing power due to inflation. Thus, unless otherwise specified, our financial data is presented in constant pesos with purchasing power as of December 31, 2001. Amounts presented in this Annual Report may not add up or may be slightly inconsistent due to rounding.

      Unless otherwise specified, this Annual Report contains translations of peso amounts into U.S. dollars solely for the convenience of the reader based on the exchange rate reported by the Federal Reserve Bank of New York as its noon buying rate for pesos, which we refer to as the Noon Buying Rate, at December 31, 2001, which was Ps.9.156 per U.S.$1.00. These currency conversions should not be construed as representa-

ii

tions that the peso amounts actually represent such dollar amounts. Additionally, these conversions should not be construed as representations that these peso amounts have been, could have been or could be converted into U.S. dollars at those or any other rates of exchange.

      We will provide without charge to each person to whom this Annual Report is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference into this Annual Report (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be directed to Grupo Iusacell Celular, S.A. de C.V., Prolongación Paseo de la Reforma 1236, Colonia Santa Fe, Delegación Cuajimalpa, 05348 Mexico, D.F., Attention: Investor Relations Department. E-mail requests may be directed to investor.relations@iusacell.com.mx. Telephone requests may be directed to 011-52-55-5109-5759.

iii

PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.     Directors and Senior Management

      Not applicable.

B.     Advisers

      Not applicable.

C.     Auditors

      Not applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

ITEM 3.     KEY INFORMATION

A.     Selected Financial Data

      The following tables present selected consolidated financial data of Iusacell Celular and its consolidated subsidiaries. We have derived this data from the audited consolidated financial statements of Iusacell Celular as of December 31, 2001, 2000, 1999, 1998 and 1997 and for each of the five years in the period then ended, including the audited consolidated financial statements of Iusacell Celular as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, which we refer to as the Consolidated Financial Statements, appearing elsewhere in this Annual Report, and you should read this information in conjunction with the Consolidated Financial Statements.

      The Consolidated Financial Statements have been prepared in accordance with Mexican generally accepted accounting principles, which we refer to as Mexican GAAP, which differs in certain significant respects from United States generally accepted accounting principles, which we refer to as U.S. GAAP. Pursuant to Mexican GAAP, we have prepared the Consolidated Financial Statements and the selected financial data presented below in accordance with Bulletin B-10 of the Mexican Institute of Public Accountants (“MIPA”), which provides for the recognition of certain effects of inflation.

      Until December 31, 1996, Bulletin B-10 required Iusacell Celular to restate non-monetary assets at current replacement cost, and to restate non-monetary liabilities using the National Consumer Price Index (Indice Nacional de Precios al Consumidor), also referred to as the INPC. Beginning on January 1, 1997 and throughout the periods presented in this Annual Report, Bulletin B-10 has required Iusacell Celular to restate non-monetary assets (other than inventory) using the INPC. Throughout the periods presented in this Annual Report, Bulletin B-10 has also required Iusacell Celular to restate the components of shareholders’ equity using the INPC and to record gains or losses in purchasing power from holding monetary liabilities or assets.

      In addition, Bulletin B-10 requires restatement of all financial statements to constant pesos as of the date of the most recent balance sheet presented. Accordingly, we have restated all data in the Consolidated Financial Statements and in the selected financial data set forth below in constant pesos with purchasing power as of December 31, 2001. We have not reversed the effect of these inflation accounting principles in the reconciliation of Iusacell Celular’s net profit (loss) and stockholders’ equity to U.S. GAAP.

      Note 23 to the Consolidated Financial Statements presents the principal differences, other than inflation accounting, between Mexican GAAP and U.S. GAAP applicable to us and contains a reconciliation of Iusacell Celular’s net profit (loss) and stockholders’ equity to U.S. GAAP.

      The U.S. dollar amounts provided in the selected consolidated financial data below are translations from the corresponding peso amounts, solely for the convenience of the reader, at the Noon Buying Rate at December 31, 2001, which was Ps.9.156 per U.S.$1.00. You should not construe these translations as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated as of any dates mentioned in this Annual Report or at all.

	As of and for the Year Ended December 31,

	1997		1998		1999		2000		2001		2001

											(Thousands of
											U.S. dollars, except
	(Thousands of constant pesos as of December 31, 2001,										per share and
	except per share and operating data)(1)										operating data)(2)
Income Statement Data:
Mexican GAAP:
Revenues:
Services	Ps.	2,338,563	Ps.	3,129,223	Ps.	4,285,910	Ps.	5,200,997	Ps.	5,681,689	U.S.$	620,543
Telephone equipment sales and other		480,939		479,512		497,061		528,713		607,131		66,310

Total revenues		2,819,502		3,608,735		4,782,971		5,729,710		6,288,820		686,853
Cost of sales:
Cost of services		779,275		979,220		1,221,938		1,464,120		1,476,595		161,271
Cost of telephone equipment sales and other		305,285		256,570		306,557		355,996		378,093		41,295

Total cost of sales		1,084,560		1,235,790		1,528,495		1,820,116		1,854,688		202,566
Gross profit		1,734,942		2,372,945		3,254,476		3,909,594		4,434,132		484,287
Operating expenses		1,127,168		1,377,041		1,643,189		1,917,550		2,220,260		242,492
Depreciation and amortization		881,889		1,015,655		1,620,273		2,380,960		2,568,688		280,547
450 Project write-down		0		1,254,028		0		0		0		0
Other Operating Income		0		0		0		0		307,886		33,627
Operating (loss)		(274,115)		(1,273,779)		(8,986)		(388,916)		(46,930)		(5,125)
Other income (expense), net		0		169,547		(26,225)		0		0		0
Integral financing cost (gain):
Interest expense, net		376,139		285,378		305,669		509,789		385,896		42,147
Foreign exchange loss (gain), net		73,445		1,068,692		(210,259)		19,566		(95,792)		(10,462)
(Gain) on net monetary position		(443,613)		(867,468)		(752,067)		(374,382)		(165,028)		(18,024)

Total		5,971		486,602		(656,657)		154,973		125,076		13,661
Equity participation in net income (loss) of associated companies		238,971		31,763		(54,160)		2,478		6,518		712
Provision for equipment impairment(3)		1,406,352		0		0		0		0		0
(Loss) income before asset tax, income tax, minority interest, extraordinary item and discontinued operations		(1,447,467)		(1,559,071)		567,286		(541,411)		(165,488)		(18,074)
Provision for:
Asset tax		68,705		82,048		150,889		156,335		146,404		15,990
Income tax		0		0		461,707		0		0		0

Total		68,705		82,048		612,596		156,335		146,404		15,990
(Loss) from continuing operations before minority interest, extraordinary item and discontinued operations		(1,516,172)		(1,641,119)		(45,310)		(697,746)		(311,892)		(34,064)
Minority interest		314		7,214		20,400		16,461		20,694		2,260

(Loss) from continuing operations before extraordinary item and discontinued operations		(1,515,858)		(1,633,905)		(24,910)		(681,285)		(291,198)		(31,804)
Extraordinary item(4)		0		0		461,707		0		0		0
Cumulative effect of the adoption of the new accounting pronouncement		0		0		0		0		6,478		708
Loss (gain) from discontinued operations(5)		0		(23,565)		(1,748)		8,865		0		0

Net (loss) profit		(1,515,858)		(1,657,470)		435,049		(672,420)		(297,676)		(32,512)

U.S. GAAP:
Total revenues	Ps.	2,950,592	Ps.	3,631,765	Ps.	4,782,971	Ps.	5,729,710	Ps.	6,151,423	U.S.$	671,846
Operating (loss) profit		(1,879,991)		(1,077,832)		(95,350)		(380,050)		(422,156)		(46,107)
Net (loss) income		(1,029,047)		(1,646,622)		326,867		(666,527)		(574,815)		(62,780)

	As of and for the Year Ended December 31,

	1997		1998		1999		2000		2001		2001

											(Thousands of
											U.S. dollars, except
	(Thousands of constant pesos as of December 31, 2001,										per share and
	except per share and operating data)(1)										operating data)(2)
Balance Sheet Data:
Mexican GAAP:
Working capital	Ps.	(394,759)	Ps.	1,535,452	Ps.	(598,344)	Ps.	(1,396,638)	Ps.	(282,797)	U.S.$	(30,887)
Property and equipment, net		4,568,613		6,781,945		7,702,422		8,256,859		8,860,266		967,701
Total assets		10,116,025		12,685,133		14,034,515		13,811,375		14,192,623		1,550,090
Total debt		3,366,606		5,690,125		5,223,440		4,315,250		3,921,076		428,252
Capital stock		9,673,373		11,031,253		12,870,413		12,870,413		12,870,602		1,405,701
Total stockholders’ equity		5,043,988		4,684,707		6,938,135		7,817,132		8,512,675		929,737
U.S. GAAP:
Working capital	Ps.	(636,312)	Ps.	(1,725,717)	Ps.	(830,193)	Ps.	(1,668,772)	Ps.	(482,557)	U.S.$	(52,704)
Property and equipment, net		4,568,613		6,568,881		7,489,360		8,043,797		8,622,990		941,786
Total assets		11,121,148		13,194,081		14,531,351		14,294,339		14,790,358		1,615,373
Total debt		3,366,606		5,703,843		5,223,440		4,315,250		3,921,076		428,252
Minority interest		17,540		1,037		(28,125)		25,442		119,165		13,015
Total stockholders’ equity		4,989,688		4,687,426		6,884,123		7,520,007		7,654,442		836,003
Other Financial Data:
Mexican GAAP:
EBITDA(6)	Ps.	607,774	Ps.	995,904	Ps.	1,611,287	Ps.	1,992,044	Ps.	2,521,758	U.S.$	275,421
EBITDA margin(7)		22%		28%		34%		35%		40%		40%
Capital expenditures(8)	Ps.	1,071,452	Ps.	4,135,522	Ps.	1,946,799	Ps.	2,023,095	Ps.	1,648,511	U.S.$	180,047
Interest expense, net		376,139		285,378		305,669		509,789		385,896		42,147
Ratio of earnings to fixed charges(9)		—		—	2.	59		—		—		—
U.S. GAAP:(6)
EBITDA(6)	Ps.	(998,103)	Ps.	1,198,824	Ps.	1,532,764	Ps.	2,000,910	Ps.	2,123,237	U.S.$	231,896
Cash Flow Data:(10)
Mexican GAAP:
Net resources (used) provided by operating activities	Ps.	(341,860)	Ps.	870,685	Ps.	1,290,403	Ps.	1,797,213	Ps.	2,236,104	U.S.$	244,223
Net resources used in investing activities		(1,750,251)		(4,404,047)		(2,786,422)		(2,297,071)		(2,908,315)		(317,640)
Net resources provided by financing activities		2,110,769		3,681,395		1,372,474		589,661		499,401		54,544
U.S. GAAP:
Net cash provided by operating activities	Ps.	119,199	Ps.	2,178,802	Ps.	2,215,620	Ps.	1,536,838	Ps.	1,540,663	U.S.$	168,268
Net (used in) provided by investing activities		(1,550,729)		(4,190,986)		(2,707,900)		(2,101,378)		(2,554,911)		(279,042)
Net cash provided by (used in) financing activities		1,450,190		2,160,216		408,166		678,737		869,441		94,959
Operating Data:
Covered POPs(11)		65,847,614		66,712,645		67,591,791		68,376,034		78,585,938		N/A
Subscribers(12)
Postpaid		199,964		277,014		352,289		442,594		403,988		—
Prepay		200,159		478,361		970,509		1,238,625		1,450,709		—
Total subscribers		400,123		755,375		1,322,798		1,681,219		1,854,697		—
Gross subscriber additions		406,353		747,720		788,438		1,092,895		1,050,620		—
Average subscribers(13)		387,765		742,601		1,290,558		1,637,481		1,721,053		—
Average monthly postpaid churn(14)		2.94%	2.	58%	2.	96%	3.	51%	3.	77%		—
Penetration(15)		0.61%	1.	13%	1.	96%	2.	46%	2.	36%		—
Average monthly MOUs per subscriber(16)		105		87		91		94		117		—
Nominal average monthly mobile wireless revenue per subscriber(179)	Ps.	464	Ps.	361	Ps.	335	Ps.	322	Ps.	370	U.S.$	40.4
Nominal cost to acquire a new subscriber(18)	Ps.	5,326	Ps.	3,477	Ps.	3,277	Ps.	3,270	Ps.	2,677	U.S.$	292

(1)	In accordance with Mexican GAAP, financial data for all periods covered by the Consolidated Financial Statements as well as the other financial data presented in this Annual Report, unless otherwise indicated, has been restated in constant pesos with purchasing power as of December 31, 2001. Restatement of peso amounts is made by multiplying the relevant nominal peso amount for the relevant period by the inflation index for the period from the end of the period to which such nominal peso amount relates through December 31, 2001. The inflation indices used in this Annual Report are 1.5155 for 1997, 1.2777 for 1998, 1.1376 for 1999 and 1.0440 for 2000.

(2)	Peso amounts were converted to U.S. dollars at the Noon Buying Rate for December 31, 2001, which was Ps.9.156 per U.S.$1.00. Such conversions should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.

In determining the peso amounts of our U.S. dollar-denominated obligations at December 31, 2001 in the Consolidated Financial Statements, under Mexican GAAP, however, we applied the exchange rate published by Banco de México (the Mexican Central Bank) on December 31, 2001 which was Ps.9.1695 per U.S.$1.00. The difference between the Noon Buying Rate and the Banco de México exchange rate causes certain inconsistencies between references to U.S. dollar amounts in this Annual Report and the actual outstanding U.S. dollar amounts of our U.S. dollar-denominated obligations. For example, our actual total debt outstanding, excluding trade notes payable, at December 31, 2001 was U.S.$436.7 million. In preparing the Consolidated Financial Statements, we multiplied this dollar amount by Ps.9.1695; (the Banco de México exchange rate at December 31, 2001) to arrive at Ps.4,004.6 million of total debt, excluding trade notes payable. For purposes of this Annual Report, we have converted this peso amount to U.S. dollars for the convenience of the reader by dividing it by Ps.9.156 (the Noon Buying Rate at December 31, 2001) to arrive at U.S.$437.4 million of total debt, excluding trade notes payable.

As a result of the combined effect of the restatement of the financial data in constant pesos with purchasing power as of December 31, 2001 and the convenience translation of peso amounts into U.S. dollars, the amounts shown for certain balance sheet items are not equal to the actual amounts outstanding.

(3)	For U.S. GAAP purposes, the impairment charge relating to the analog communications equipment is recorded as an operating expense.

(4)	For 1999, the extraordinary item represents the utilization of tax loss carryforwards available to us which, under Mexican GAAP, is required to be classified as an extraordinary item. Under U.S. GAAP, the utilization of tax loss carryforwards is recorded as a component of tax expense.

(5)	In December 1998, we discontinued the operations of our subsidiary Cellular Solutions de México, S.A. de C.V., which sold cellular handset accessories. This company transferred all its existing inventories as of December 31, 1998 to another of our subsidiaries and terminated all its employees during January and February 1999. See Note 19 to the Consolidated Financial Statements. Under U.S. GAAP, the closing of this subsidiary does not constitute a discontinued operation under APB No. 30. Accordingly, the gain (loss) from discontinued operations is recorded as operating income (expense).(6) See Note 23 to the Consolidated Financial Statements.

(6)	EBITDA as used in this Annual Report is operating (loss) plus the sum of depreciation and amortization and, in 1997 under U.S. GAAP the 450 project non-cash write down and is presented because we believe that EBITDA provides useful information regarding our debt service ability. EBITDA should not be considered in isolation or as a substitute for our consolidated income statements or the consolidated statements of changes in financial position prepared in accordance with Mexican GAAP or as a measure of profitability or liquidity. EBITDA as presented in this Annual Report (under both Mexican GAAP and U.S. GAAP) differs from EBITDA as defined in the instruments governing Iusacell and Iusacell Celular’s senior notes and Iusacell Celular’s senior refinancing secured loan (as described herein). In particular, EBITDA in this Annual Report has not been reduced to reflect the additional expenses that Iusacell Celular would have incurred had it expensed the cost of cellular telephones it gives to its postpaid customers rather than amortized such cost over 12 months, in accordance with its current practice under Mexican GAAP, as permitted under U.S. GAAP. EBITDA is not (i) a measure determined under U.S. GAAP, (ii) an alternative to U.S. GAAP operating income (loss) or net income (loss), or (iii) a measure of liquidity or cash flows as determined under U.S. GAAP. EBITDA does not represent discretionary funds. EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies.

(7)	EBITDA margin is calculated by dividing EBITDA by the total revenues for the respective period.

(8)	Capital expenditures include fixed asset purchases, capitalized labor costs, the capitalization of interest costs related to long-term debt incurred in connection with the acquisition of property, plant and equipment, trade-in credits received from Lucent Technologies for exchanging our previous analog network for a digital and analog network supplied by Lucent Technologies and, in some cases, the net value of long distance fiber acquired in swaps for Iusacell Celular long distance fiber. In 1999 and 2000, pursuant to a waiver from its bank lenders, and beginning in 2001, pursuant to the terms of its senior refinancing secured loan, Iusacell Celular excluded capitalized interest cost from capital expenditures in determining its compliance with capital expenditure limitations set forth in its debt covenants. For 1998 and 1999, pursuant to waivers from its lenders, Iusacell Celular excluded Lucent trade-in credits from capital expenditures in determining its compliance with the capital expenditures limitations set forth in its debt covenants. Beginning in 2001, pursuant to the terms of Iusacell Celular’s senior refinancing secured loan, all Lucent trade-in credits have been excluded from capital expenditures in determining compliance with such debt covenants. See Item 5, “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures.”

(9)	The ratio of earnings to fixed charges covers continuing operations. For this purpose, earnings are calculated as income or loss before taxes plus (i) integral financing cost, including amortization of capitalized interest, (ii) the interest portion of annual rent expense and (iii) losses from less than 50%-owned affiliates. Fixed charges include the expensed and capitalized portions of integral financing cost. Earnings were inadequate to cover fixed charges in 1997, 1998, 2000 and 2001. The fixed charge coverage deficiency for the years ended December 31, 1997, 1998, 2000 and 2001 amounted to Ps.1,517.8 million (U.S.$165.8 million), Ps.2,588.5 million (U.S.$288.7 million), Ps.463.9 million (U.S.$50.7 million) and Ps.77.3 million (U.S.$8.4), respectively.

(10)	Under Mexican GAAP, the cash flow data represents changes in financial position and has been adjusted for inflation and includes certain non-cash items, such as monetary gains and losses and foreign exchange gains and losses and, as a result, is not comparable with the respective U.S. GAAP cash flow data. Under U.S. GAAP, the effect of inflation adjustments has been included in the separate line item “Gain on net monetary position and foreign exchange losses” in Note 23 to the Consolidated Financial Statements.

(11)	Covered POPs is the aggregate number of POPs in the geographic regions in which we provide mobile wireless services for whom our mobile wireless signal is accessible and whom we therefore have the potential to serve. POPs means points of presence, or population, for a given area based on census data published by Mexico’s National Institute of Statistics, Geography and Information Processing (Instituto Nacional de Estadística, Geografía e Informática).

(12)	Unless otherwise indicated, subscribers refer to the total number of mobile wireless customers included in our subscriber base in the geographic regions we cover at the end of the respective periods. A prepay customer is included as a subscriber if, at the end of the period, such customer’s telephone number has not yet been deactivated. See Item 4, “Information on the Company — Business Overview — Cellular Services — Prepay Customers.”

(13)	Average subscribers represents the rolling monthly average number of subscribers for the respective periods.

(14)	Effective January 1, 1998, we changed the methodology by which we determine average monthly postpaid churn. Average monthly postpaid churn for a given period is now calculated by dividing the sum of all postpaid subscribers disconnected during such period by the sum of the beginning-of-month postpaid subscribers for each of the months in such period, expressed as a percentage. Average monthly postpaid churn for 1997, which was 2.88% under the old methodology, has been restated under the new methodology. See Item 4, “Information on the Company — Business Overview — Cellular Services — Postpaid Churn” and Item 5, “Operating and Financial Review and Prospects — Results of Operations.”

(15)	Penetration represents the end-of-period subscribers divided by the end-of-period population in the geographic regions we cover, expressed as a percentage.

(16)	Effective January 1, 1998, we changed the methodology by which we determine average monthly minutes of use (MOUs) per subscriber. Average monthly MOUs per subscriber for a given period are now calculated by dividing total MOUs for the period by the sum of the monthly average number of subscribers for each of the months in such period. Average monthly MOUs per subscriber for 1997, which was 98 under the old methodology, has been restated under this methodology. Effective January 1, 2000, we again changed the methodology by which we determine average monthly MOUs in order to conform to standards applied by other Verizon international affiliates. Under the current methodology, average monthly MOUs now include minutes of use from incoming calls to postpaid customers, which had previously been excluded. Both the previous and the current methodologies include minutes of use from incoming calls to prepay customers. Average monthly MOUs for 1999, which were 77 under the methodology effective in 1998 and 1999, have been restated under the current methodology. See Item 5, “Operating and Financial Review and Current Prospects — Results of Operations.” When reporting average monthly MOUs per subscriber, we exclude “incoming calls only” prepay subscribers and the MOUs they generate.

(17)	Effective January 1, 1998, we changed the methodology by which we determine nominal average monthly mobile wireless revenue per subscriber (ARPU). ARPU for a given period is now calculated by dividing the sum of the monthly revenue and other cellular revenues for each of the months in the period by the sum of the monthly average mobile wireless subscribers for each of the months in such period. ARPU for 1997, which was Ps.451 under the old methodology, has been restated under this new methodology. Effective January 1, 2000, we again changed the methodology by which we determine ARPU in order to conform to standards applied by other Verizon international affiliates. Under the current methodology, ARPU now excludes revenues generated from the sale of handsets and accessories to postpaid customers. Both the previous and the current methodologies exclude revenues generated from the sale of handsets and accessories to prepay customers. ARPU for 1999, which was Ps.346 under the methodology effective in 1998 and 1999, has been restated under the current methodology. See Item 5, “Operating and Financial Review and Prospects — Results of Operations.” When reporting ARPU, we exclude “incoming calls only” prepay subscribers and the revenue they generate.

(18)	Through December 31, 1999, nominal cost to acquire a new subscriber represented sales, marketing and advertising costs associated with postpaid plans, plus the costs of cellular phones we gave to postpaid customers, for the respective period (in nominal pesos) divided by the gross postpaid customer additions for such period. Effective January 1, 2000, we changed the methodology by which we determine nominal cost to acquire a new subscriber in order to conform to standards used by other Verizon international affiliates and more accurately reflect postpaid customer acquisition costs. The new methodology includes only handset subsidies and sales commissions and excludes allocations of advertising and overhead costs. Nominal cost to acquire a new subscriber for 1999, which was Ps.3,527 under the old methodology, has been restated under the new methodology. Nominal cost to acquire a new subscriber for 1997 and 1998 have not been restated under the new methodology.

Exchange Rates

      The following table sets forth, for the periods indicated, the period-end, average, high and low Noon Buying Rates expressed in nominal pesos per U.S. dollar. The Noon Buying Rate on June 20, 2002 was Ps.9.785 per U.S.$1.00.

	Noon Buying Rate(1)

	Period End	Average(2)	High	Low

Year ended December 31, 1997	8.070	7.917	8.410	7.717
Year ended December 31, 1998	9.901	9.152	10.630	8.040
Year ended December 31, 1999	9.480	9.563	10.600	9.243
Year ended December 31, 2000	9.618	9.459	10.087	9.183
Year ended December 31, 2001	9.156	9.337	9.972	8.946

Month ended December 31, 2001	9.156	9.158	9.245	9.090
Month ended January 31, 2002	9.152	9.164	9.250	9.095
Month ended February 28, 2002	9.130	9.105	9.170	9.048
Month ended March 31, 2002	9.001	9.064	9.114	9.001
Month ended April 30, 2002	9.375	9.165	9.3750	9.002
Month ended May 31, 2002	9.653	9.510	9.713	9.408

(1)	Source: Federal Reserve Bank of New York

(2)	Average of month-end rates for annual data.

B.     Capitalization and Indebtedness

      Not applicable.

C.     Reasons for the Offer and Use of Proceeds

      Not applicable.

D.     Risk Factors

Risk Factors Relating to Iusacell Celular

                  We are a holding company and depend on our subsidiaries to pay our liabilities.

      We are a holding company with no significant assets other than the stock of our subsidiaries.

      In order to pay our obligations, we rely on income from dividends and other cash flow from our subsidiaries. Because we are a holding company, the claims of all holders of our subsidiaries’ debt rank senior to our obligations. At December 31, 2001, our consolidated indebtedness was U.S.$441.7 million, including trade notes payable, of which U.S.$416.2 million was secured indebtedness. For a description of some of our obligations and liabilities, see Item 5, “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Liquidity.”

      Our ability to pay our obligations will depend on our ability to generate sufficient cash flow and/or to access equity or debt financing. We cannot assure you that we will be able to raise equity or debt or that our subsidiaries will generate sufficient cash flow to pay dividends to enable us to pay our obligations.

      Furthermore, the ability of our subsidiaries to pay dividends is subject to Mexican legal requirements, which in general terms provide that a Mexican corporation may declare and pay dividends only out of the profits reflected in its year-end financial statements, if such payment is approved by its stockholders and after the creation of required legal reserves and the absorption or satisfaction of losses suffered in previous fiscal years.

      Additionally, in the event we engage in business activities at the holding company level and incur associated liabilities, or otherwise incur liabilities at the holding company level, we may not have the resources available to satisfy those liabilities for the reasons discussed above. In the event that we incur such liabilities, we could be required to turn to the capital markets or to our principal shareholders to help us satisfy those liabilities. At that time, we may not have access to equity or debt financing. In addition, our principal shareholders are under no obligation to provide financial resources to us, and there can be no assurance that they would do so. A material unsatisfied liability at the holding company level could lead us to bankruptcy or reorganization or otherwise make it difficult or impossible for us to comply with our obligations.

      We may be unable to service our debt, access credit or pursue business opportunities because we and our subsidiaries are highly leveraged and have insufficient cash flow.

      Historically, our cash generated from operating activities has not been sufficient to meet our debt service, working capital and capital expenditure requirements. We have relied on the capital markets for new equity and debt financing, vendor financing, borrowings and equity contributions from our principal shareholders to meet such funding needs.

      As of December 31, 2001, our total consolidated indebtedness, including trade notes payable, was Ps.4,044.6 million (U.S.$441.7 million), or approximately 32.2% of our total capitalization.

      For the years ended December 31, 2000 and December 31, 2001, our earnings were insufficient to cover our fixed charges by Ps.463.9 million (U.S.$50.7 million) and Ps.77.3 million (U.S.$8.4), respectively.

      The degree to which we are leveraged and the covenants with which we must comply under our various financing agreements may adversely affect our ability to finance future operations, to finance necessary capital expenditures, to service our indebtedness, to compete effectively against better capitalized competitors and to withstand downturns in our business or the Mexican economy generally. Our high level of indebtedness could limit our ability to pursue business opportunities that may be in our interest and that of holders of our securities.

     We are subject to restrictive covenants.

      The terms of our debt impose significant operating and financial restrictions. These restrictions will affect, and in many respects significantly limit or prohibit, our ability and the ability of our subsidiaries to, among other things:

•	borrow money;

•	pay dividends on stock;

•	make capital expenditures and other investments;

•	use assets as security in other transactions; and

•	sell certain assets or merge with or into other companies.

      If we do not comply with these restrictions, we could be in default even if we can currently pay our debt. In addition, under our senior refinancing secured loan, we are required to remain in compliance with certain financial ratios, and the failure to do so could result in a default under the facility. In the event of a default under any of our debt which remains uncured after any applicable grace period, holders of the relevant debt could demand immediate payment of the aggregate amount of that debt. Furthermore, this could trigger a default under certain of our other debt agreements which may entitle the holders of such debt to accelerate that debt as well. We may not be able to make such payments. This could lead to a concurso mercantil, a two-stage procedure under Mexican law commencing with negotiations with our creditors and, if such negotiations fail to reach an agreement, we would be declared bankrupt.

We may lose money because of devaluation or fluctuation of the peso relative to the U.S. dollar.

      While our sales are almost entirely denominated in pesos, the vast majority of our obligations, and all of our long-term debt, are denominated in U.S. dollars. As a result, except for those obligations for which we have hedging arrangements in place, we are exposed to the risk of devaluation of the peso relative to the U.S. dollar. The peso appreciated by 4.8% relative to the U.S. dollar during 2001, remained almost flat during 2000 and appreciated 4.3% against the U.S. dollar in 1999. However, in the past, the peso has depreciated substantially against the U.S. dollar and may depreciate significantly in the future. For example, in 1998, the value of the peso depreciated 22.7% relative to the U.S. dollar.

      Declines in the value of the peso relative to the U.S. dollar could adversely affect our ability to meet U.S. dollar-denominated obligations, including those under our debt securities. In addition, any devaluation of the peso may negatively affect the value of the securities of a Mexican company with sales in pesos and debt denominated in U.S. dollars, such as our company.

     We face increasing competition which may reduce our operating margins.

      We face significant competition in our core cellular services business from Radiomóvil Dipsa, S.A. de C.V., commonly known as Telcel, in each region in which we operate. As a subsidiary of América Móvil S.A. de C.V., a company spun off from Teléfonos de México, S.A. de C.V., the former state telephone monopoly known as Telmex, Telcel has significantly greater internal financial and other resources than those available to us, nationwide cellular and personal communications services (PCS) concessions, a nationwide cellular network and the ability to use Telmex’s installed telecommunications systems. Competition in the Mexican wireless industry is substantial and we, like Telcel, bear significant promotional expenses, including the cost of providing cellular telephones to postpaid subscribers free of charge or at a substantial discount. In addition, competition from Telcel has not always allowed us to implement price increases to keep pace with inflation and has occasionally caused us to implement price rollbacks and reductions. We also face competition from Pegaso Comunicaciones y Sistemas, S.A. de C.V., which we refer to as Pegaso, a consortium which includes Leap Communications International, Inc. (“Leap”), Sprint PCS and a group of Mexican investors, and from Servicios Profesionales de Comunicación, S.A. de C.V., which we refer to as Unefón, an affiliate of TV Azteca, S.A. de C.V. and Elektra, S.A. de C.V. Telefónica Móviles, S.A. (“Telefónica”), a Spanish telecommunications service provider, recently announced that it entered into an agreement to acquire a 65%

stake in Pegaso, including the interests held by Leap and Sprint PCS. Both these service providers own concessions in all nine wireless service regions in Mexico and have begun to provide service in Mexico’s principal cities.

      We also face increasing competition from Nextel de México, S.A. de C.V., a provider of enhanced specialized mobile radio services and satellite telephony.

      In addition, we face increasing competition in providing long distance, paging, wireless local telephony and data transmission services. The Mexican government may grant additional concessions to other companies to provide services similar to or the same as those that we provide.

      Besides Telcel and Telefónica, some other competitors may also have greater financial and other resources, which may limit our ability to compete effectively.

If we do not obtain significant capital from outside sources, we will have to defer the building of our wireless infrastructure and our pursuit of long distance and data opportunities and may lose the opportunity to generate revenues.

      In order to implement our operating strategy through 2004, we will have to incur significant capital expenditures. We expect our aggregate capital expenditures for 2002, 2003 and 2004, not including capitalized interest, to total approximately U.S.$505.0 million. We anticipate that approximately U.S.$20.0 million of such capital expenditures will be invested during 2002, to increase the quality and coverage of our cellular network in Region 8 in southern Mexico. We expect capital expenditures to increase the quality and coverage of our cellular network in southern Mexico not to exceed U.S.$30.0 million in the aggregate in 2002 and 2003.

      As we make additional investments in our cellular network and pursue long distance and data opportunities, we will also need additional external funding in 2003 and beyond. The terms of our concessions may, in the future, require us to make other significant network investments for which additional funds would be required. Furthermore, the investments required to keep pace with technological change, such as third-generation wireless telecommunication equipment, will require additional capital resources. We cannot assure you that we will be able to obtain such additional funds, including funds from either of our principal shareholders, the capital markets or bank or vendor financing, on acceptable terms or at all.

Factors over which we have limited or no control could impair our ability to implement new services and maintain our existing services and, as a result, we may lose business to our competitors.

      Our ability to extend the implementation of our wireless cellular services and to expand our long distance and data services in accordance with our strategic plan will depend on a number of factors over which we have limited or no control. These factors include, among others, our ability to acquire or renew concessions for spectrum at commercially acceptable prices, raise sufficient capital, obtain required governmental approvals, negotiate reasonable interconnection agreements, obtain rights of way for fiber optic cables, successfully deploy technologies, secure leases and permits for cell sites, hire and retain additional qualified personnel and develop an adequate customer base. Any of these factors could delay, impede or reduce the scope of the implementation of new services and have a material adverse effect on our existing business, financial condition and results of operations.

The technology we use may be made obsolete by the technology used by our competitors.

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

We may not have enough management resources to be able to expand our business in accordance with our plans.

      We plan to continue to access additional opportunities in the wireless business in Mexico. In February 2002, we completed the acquisition of a 100% ownership interest in Grupo Portatel, S.A. de C.V. and its subsidiaries, which we refer to collectively as Portatel. Portatel holds the Cellular A-Band concession and provides cellular services in Region 8 in southern Mexico. We will have to devote substantial management resources to take advantage of these new opportunities and business ventures. In so doing, we will have to attract and retain qualified management personnel to keep pace with our rate of growth. If we are unable to attract and retain qualified management personnel, our existing business, financial condition and results of operations could be harmed.

Our strategy to expand our wireless footprint in Mexico leads us to consider significant acquisitions from time to time that may adversely affect our business, financial condition and results of operations.

      One of our business strategies is to provide our customers with access to reliable and high-quality wireless service throughout Mexico. Providing access in regions where we do not own concessions through roaming agreements with other operators does not afford us optimal control over the coverage, quality and pricing of our service. As a result, from time to time we explore possibilities of expanding our wireless footprint in Mexico. For example, we recently acquired Portatel.

      Although we believe that transactions such as acquisitions or joint ventures would significantly strengthen our competitive position, at the same time they pose a number of risks and uncertainties for us and for the holders of our securities. These risks include the possibility that such acquisitions or joint ventures could involve (i) additional debt or other liabilities, or the acquisition of operational, financial, legal, labor or other liabilities, risks or financial needs, which we may not discover until after the acquisition or joint venture has been consummated and (ii) an increase in our capital expenditure requirements. Any of these risks could result in a material adverse change in our financial condition and/or ability to service debt. In addition, any acquisition made with our shares could be dilutive to our shareholders.

      Because we cannot foresee all of the risks that one or more of these acquisitions might involve, should they occur, it is not possible for us to describe all these risks. As a result, holders of our securities must be prepared to accept any deterioration in our prospects, business, financial condition, results of operations or cash flow stemming from one or more of these acquisitions.

Cellular fraud increases our expenses.

      The fraudulent use of cellular telecommunications networks imposes a significant cost upon cellular service providers who must bear the cost of services provided to fraudulent users. We suffer losses of revenue as a result of fraudulent use and also incur cash costs due to our obligation to reimburse carriers for the cost of services provided to some fraudulent users. These cash costs approximated Ps.39.5 million (U.S.$4.3 million) and Ps.42.8 million (U.S.$4.7 million) in 2000 and 2001, respectively.

      Although technology has been developed to combat the fraudulent use of telecommunications networks, this technology does not eliminate fraudulent use entirely. We must make expenditures periodically to acquire and use anti-fraud technology. In 1998, we spent Ps.39.9 million (U.S.$4.4 million) to acquire anti-fraud technology and to cover other costs related to fraud detection and prevention. In 1999, 2000 and 2001, we incurred minimal expenses for these purposes. However, we cannot assure you that the anti-fraud technology that we have purchased will continue to be effective in detecting and preventing fraud. If our anti-fraud technology becomes obsolete, we will need again to make expenditures to acquire and use new anti-fraud technology.

A significant portion of our accounts receivable is represented by a small number of distributors.

      In 2001, our three largest distributors accounted for 44% and 24% of our net trade accounts receivable as of December 31, 2001 and 2000, respectively. We have established certain measures to reduce the risk associated with this concentration such as certain guarantees and liens. Although we believe that this distributor concentration will be reduced over time as the size of our operations grow, our results of operations could be negatively affected, at least in the short-term, if any payment defaults occur with respect to these distributors.

Risk Factors Relating to Our Shareholders

If Verizon sold all or a substantial part of its interest in us, that sale could result in Verizon no longer managing our operations, in which case we would have to make an offer to repurchase a substantial majority of our debt securities.

      Verizon currently has the right and power to elect a majority of the members of our Board of Directors and, with certain exceptions, unilaterally determine our policies and strategy.

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

      In addition, any substantial sale by Verizon would constitute a change of control under Iusacell Celular debt instruments relating to up to approximately U.S.$441.7 million of indebtedness. In the event of any such change of control, Iusacell Celular would have to make an offer to repurchase that indebtedness. We cannot assure you that Iusacell Celular would have sufficient funds or have the ability to obtain sufficient funds on a timely basis to pay for any or all of the indebtedness that we may have to repurchase if that happened.

We rely on Verizon and Vodafone personnel; if either Verizon or Vodafone recalled them, we would have fewer qualified employees.

      Our President and Director General, Chief Financial Officer, Vice President, Technical Operations, Vice President, Sales, and Vice President, Long Distance and Data, are employees of Verizon, and our Senior Vice President, Marketing, is an employee of Vodafone Group Plc, which we refer to as Vodafone. The services of each such employee are provided to us on a secondment basis. We also use the services of a number of Verizon and Vodafone employees on a consulting basis, primarily in the areas of network operations, information systems, strategic planning, marketing and customer care operations. So long as Verizon controls Iusacell (and indirectly Iusacell Celular) and Vodafone holds a significant equity interest in Iusacell (and indirectly Iusacell Celular), we expect these or other seconded employees and consultants to continue to provide services to us. If Verizon and Vodafone did not make these employees available to us, our results of operations and financial condition could be materially adversely affected.

Risk Factors Relating to Doing Business in Mexico

                  The Mexican government may impose additional conditions on our concessions or may take them away.

      We provide our services pursuant to concessions granted by the Mexican government. Our activities are subject to significant government regulation and supervision. The concessions may be subject to additional conditions or may not be renewed when they expire. The Mexican government also reserves the right to revoke, temporarily seize or expropriate concessions or assets related to a concession for reasons, among others, of public interest or order such as war, national disaster or significant public disturbances. Moreover, the Mexican government may grant additional concessions to potential competitors to provide services similar to those that we provide. Any of these developments or other government action could harm the value of Iusacell Celular’s concessions and our financial condition and results of operations.

                  Our financial statements may not give you the same information as financial statements prepared under U.S. generally accepted accounting principles.

      Iusacell Celular prepares its financial statements in accordance with Mexican GAAP. Mexican GAAP differs in certain significant respects from U.S. GAAP, including, but not limited to, the treatment of minority interest, purchase accounting, deferred income taxes, capitalization of pre-operating costs, derivative financial instruments, gains from the exchange of non-monetary assets, the provisioning for the consolidation of facilities and sale-leaseback transactions. In particular, under Mexican GAAP companies must incorporate the effects of inflation directly in their accounting records and in published financial statements. The effects of inflation accounting under Mexican GAAP are not eliminated in the reconciliation to U.S. GAAP, as these inflation-adjusted figures are considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. For this and other reasons, the presentation of Mexican financial statements and reported earnings may differ from that of companies in other countries. See Note 23 to our Consolidated Financial Statements.

                  If Mexico experiences political and economic crises, we may lose money.

      We are a Mexican company, and all of our operations are in Mexico. Accordingly, the political and economic environment in Mexico has a significant impact on our financial condition and results of operations.

      The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and on us in particular, and on market conditions, prices and returns on Mexican securities, including our securities.

      In July 2000, Mexico held national elections, which were won by Vicente Fox Quezada, the candidate of the National Action Party (Partido Acción Nacional). This represents the first time that a party other than the Institutional Revolutionary Party (Partido Revolucionario Institucional) has won the Presidency in more than 70 years. In addition, no single party currently has a majority in the National Congress. We cannot predict the impact that this change in administration will have on the Mexican economy in the years to come.

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

                  If the Mexican government imposes exchange controls, we may not be able to purchase imported goods or make dividend, principal and interest payments in U.S. dollars.

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

                  Payment of judgments entered against us will be in pesos, which may expose holders of our debt securities to exchange rate risks.

      If a proceeding to enforce our obligations under any debt securities is brought in Mexico, Mexican law permits us to pay a resulting judgment in pesos. Under the Mexican Monetary Law, an obligation payable in

Mexico in a currency other than pesos may be satisfied in pesos at the exchange rate in effect on the date when payment is made.

      If a Mexican court declares us to be in concurso mercantil, our obligations under any debt securities:

•	would be converted into pesos at the exchange rate prevailing at the time of the court’s declaration of concurso mercantil and then to Unidades de Inversión (UDI’s) which are denominated in pesos and adjusted periodically for inflation by Banco de Mexico, and payment would occur at the time claims of the court-recognized creditors are satisfied subject to the priority established by law; and

•	would not be otherwise adjusted to take into account devaluation of the peso against the U.S. dollar occurring after the court’s declaration.

                  The 10% tax on telecommunications services approved by the Mexican Congress may adversely affect the ability of wireless companies, including us, to add new postpaid customers.

      On January 1, 2002, the Mexican Congress approved a surcharge that assesses an additional 10% federal excise tax on certain wireless telecommunications services. In February 2002, we filed an injunctive action (amparo) challenging the Mexican government’s implementation of the tax. According to local media reports and government statements, several other members of the industry have initiated similar proceedings. The tax has resulted in a 10% increase in the monthly bills of postpaid mobile wireless customers and in the cost of prepay cards in denominations of Ps.200 or more.

                  High inflation rates in Mexico may decrease demand for our services while increasing our costs.

      In recent years, Mexico has experienced high levels of inflation. The annual rate of inflation, as measured by the Mexican National Consumer Price Index, was 12.3%, 9.0%, 4.4% and 1.4% in 1999, 2000, 2001 and the three-month period ended March 31, 2002, respectively. High inflation rates can adversely affect our business and results of operations in the following ways:

•	Inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer demand for our services and products; and

•	To the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in “real” terms.

High interest rates in Mexico could increase our financing costs

      Mexico has, and is expected to continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged 21.4%, 15.2%, 11.3% and 7.4% for 1999, 2000, 2001 and the three-month period ended March 31, 2002, respectively. Accordingly, if we need to incur peso-denominated debt in the future, it will likely be at high interest rates.

Other Risk Factors

                  Recent terrorist activities in the United States and their consequences could adversely affect our operations

      As a result of the terrorist attacks in the United States on September 11, 2001, there was increased short-term market volatility, and there may be long-term effects on the U.S. and world economies and markets. Any future terrorist attacks or the anticipation of any such actions may have a further adverse impact on the U.S. and world economies and thus on demand for our services

ITEM 4.	INFORMATION ON THE COMPANY

A.     History and Development of the Company

      Grupo Iusacell Celular, S.A. de C.V., which was known as Grupo Iusacell, S.A. de C.V. until February 29, 2000, is a sociedad anónima de capital variable with indefinite life organized under the laws of Mexico on October 6, 1992.

      Iusacell Celular’s commercial name is “Grupo Iusacell,” but our operating subsidiaries market their products under the single Iusacell Digital™ brand name. Iusacell Celular currently operates entirely in Mexico under Mexican legislation, although our participation in the U.S. capital markets makes us also subject to certain securities laws of the United States.

      Iusacell Celular was formed in 1992 to hold the principal telecommunications interests of the Peralta Group, which primarily comprises securities and entities controlled by Mr. Carlos Peralta. Iusacell Celular’s subsidiaries are primarily engaged in the wireless telecommunications business and hold concessions to operate cellular telephone systems in five contiguous market regions in central and southern Mexico. Mexico is divided into nine geographic regions for the provision of mobile wireless service. Iusacell Celular was granted an authorization to provide cellular service in Region 9 (which includes Mexico City) in 1989 and, in a series of transactions from 1990 to 2002, purchased the companies holding concessions to provide cellular service in Region 5 (which includes the city of Guadalajara), Region 6 (which includes the city of León), Region 7 (which includes the city of Puebla) and Region 8 (which includes the cities of Cancún and Mérida). In October 1995, a Iusacell Celular subsidiary received a concession to provide long distance service and began providing such service in August 1996. Also in August 1996, we began to provide paging services through a joint venture between Iusacell Celular and a third party concessionaire.

      In November 1993 and August 1994, Bell Atlantic acquired a 42.0% equity interest in Iusacell Celular for U.S.$1.04 billion. In June 1994, Iusacell Celular completed an initial public offering of two of its four series of ordinary shares and of American depositary shares representing two series of its shares.

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

      In December 1997, Iusacell Celular entered into an agreement with subsidiaries of Lucent Technologies, Inc. pursuant to which Iusacell Celular agreed (i) to replace its existing analog wireless cellular network with a new Lucent Technologies digital and analog network for a minimum consideration of U.S.$188.0 million which was completed in August 1999 and (ii) to continue acquiring network equipment and services under the agreement in order to improve its digital network. Through December 31, 2001, Iusacell Celular has purchased approximately U.S.$409.9 million of network equipment and services under this agreement.

      Iusacell was formed on August 6, 1998 for the purpose of acquiring and holding the shares of Iusacell Celular. On July 6, 1999, Iusacell launched an offer to exchange two classes of Iusacell voting ordinary shares for the four classes of Iusacell Celular ordinary shares then outstanding on a one-for-one basis. This offer was completed on August 10, 1999 and, as a result, Iusacell acquired 99.5% of the outstanding Iusacell Celular shares. On January 31, 2000, Iusacell launched a second exchange offer for the purpose of exchanging American depositary shares representing Iusacell’s series V shares for the balance of American depositary shares representing Iusacell Celular’s series D and series L shares on a one-for-one basis. This offer was completed on February 29, 2000 and, as a result, Iusacell held 99.9% of the outstanding Iusacell Celular shares. In May 2001, Iusacell Celular effected a reverse stock split of 1 new Iusacell Celular share for every

30,000 old Iusacell Celular shares. As a result of this reverse split, Iusacell now holds 100% of the capital stock of Iusacell Celular.

      In December 1999, as a first step toward minimizing its involvement in real estate management and tower maintenance, Iusacell Celular entered into an agreement with MATC Celular S. de R.L. de C.V., the Mexican subsidiary of American Tower Corporation, which we refer to as MATC Celular, pursuant to which MATC Celular could acquire the majority of towers owned and/or operated by Iusacell Celular. In return, Iusacell Arrendadora S.A. de C.V., a subsidiary of Iusacell, would lease space on those towers and sublease it to the operating subsidiaries of Iusacell Celular. Iusacell Celular sold approximately 244 towers to MATC Celular in 2001, and an additional 25 towers in May 2002. We expect to sell up to 61 additional towers to MATC Celular in 2002.

      On June 30, 2000, Bell Atlantic acquired GTE Corporation, one of the world’s largest telecommunications companies, in a merger of equals, renaming itself as Verizon Communications Inc. The subsidiaries which directly hold Iusacell capital stock remained unchanged. In April 2001, Vodafone acquired the Peralta Group’s 34.5% equity interest in Iusacell for U.S.$973.4 million.

      Over our last three full fiscal years, excluding the effects of inflation accounting, capitalized interest and certain non-cash trade-in credits, we have invested approximately U.S.$500.0 million in capital expenditures, primarily for our cellular communications network, long distance network and billing, customer care and administrative systems. See Item 5, “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures.”

      On October 19, 2001, we completed the acquisition of a 78.3% ownership interest in Portatel, for Ps.522.5 million (U.S.$57.1 million). We reached an agreement to acquire the remaining 21.7% ownership in Portatel for Ps.148.1 million (U.S.$16.2 million) and closed the acquisition of this remaining ownership interest on February 8, 2002. Portatel is engaged in the wireless communications business and holds the concession to provide cellular services in Region 8, which covers the states of Yucatán, Campeche, Quintana Roo, Chiapas and Tabasco in southern Mexico.

      In 2002, we plan to invest at least U.S.$150.0 million in capital expenditures, not including capitalized interest, to increase the coverage and improve the quality of and enhance the features available through our cellular and long distance networks, and to improve our billing and customer care systems. We plan to spend approximately U.S.$21.0 million in 2002 to expand the coverage and increase the quality of our cellular network in Region 8 in southern Mexico. All of this capital equipment will be deployed in Mexico. We expect to finance our 2002 capital expenditure plan through funds from our operations, vendor and project financing, the capital markets and the net proceeds from the sale of our cellular towers to MATC Celular. See Item 5, “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures.”

      Our principal executive offices are located at Prolongación Paseo de la Reforma 1236, Colonia Santa Fe, Delegación Cuajimalpa, 05348, Mexico, D.F. Our telephone number is (5255) 5109-4400. Our agent in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715. Our internet website address is http://www.iusacell.com.mx. The information on our website is not incorporated into this document.

B.     Business Overview

      We are a leading wireless telecommunications services provider in Mexico with nearly 1.9 million mobile wireless customers at December 31, 2001. We hold and operate concessions in the 800 megahertz (MHz) band to provide cellular wireless services in five contiguous geographic regions comprising all of central and southern Mexico. Our service regions include Mexico City, one of the world’s most populous cities, and the cities of Guadalajara, León, Puebla, Cancún and Mérida and combined represent approximately 79 million points of presence (POPs) comprising 78% of Mexico’s total population.

      Since February 1997, Iusacell Celular has been under the management control of subsidiaries of Bell Atlantic (now Verizon). From late 1993 through February 1997, Bell Atlantic participated substantially in the financial and technological operations of Iusacell Celular. Since Bell Atlantic assumed control of our Board of Directors and management, Bell Atlantic personnel seconded to Iusacell and Bell Atlantic consultants have been integrally involved in managing our day-to-day operations and defining and implementing our long-term strategy. Through December 31, 2001, Verizon has invested approximately U.S.$1.3 billion for its current 39.4% economic and voting interest in Iusacell and its indirect 100% interest in Iusacell Celular.

      Since Bell Atlantic took control of Iusacell Celular’s management, our subscriber base has grown from approximately 245,000 subscribers in February 1997 to 1,855,166 subscribers as of December 31, 2001. Of these subscribers, as of December 31, 2001, 404,075 were postpaid customers who purchase cellular services pursuant to fixed-term contracts, and the remaining 1,451,091 were customers who pay for their cellular services in advance primarily through the purchase of prepay calling cards. As of December 31, 2001, approximately 768,000 of these prepay customers were “incoming calls only” customers who are only able to receive incoming calls and not to make outgoing calls. These customers generate little or no revenue. Iusacell Celular’s postpaid and prepay subscribers who can both make outgoing calls and receive incoming calls had an average monthly cellular revenue per subscriber (ARPU) during 2001 of Ps.370.0 (approximately U.S.$40.4), with prepay subscribers in this group having an ARPU of Ps.146.0 (approximately U.S.$15.9) during 2001.

      In May 1998, we launched digital service using Code Division Multiple Access (CDMA) technology, the highest-capacity commercial digital technology available, in the 800 MHz frequency band in the Mexico City area. Since August 1999, we have offered digital coverage and services in almost all areas where we provide mobile wireless services. In addition to our core mobile wireless services, we also provide a wide range of other telecommunications services, including long distance, paging, wireless local telephony and data transmission services.

      The management team at Iusacell is able to draw extensively upon Verizon’s expertise in the development and implementation of our operating strategy. Fares F. Salloum, Iusacell’s Chairman of the Board, has 29 years of global telecommunications experience. In addition, Mr. Salloum is currently responsible for Verizon’s international wireline and wireless operations in the western hemisphere, including Telus Corporation (Telus) in Canada, Codetel, C. por A. (Codetel) in the Dominican Republic, Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) in Venezuela, Telecomunicaciones de Puerto Rico Inc. (TELPRI) in Puerto Rico and CTI Holdings, S.A. (CTI) in Argentina. Iusacell’s President and Director General, Peter H. Burrowes, has nine years of telecommunications experience, having served as President and Chief Executive Officer of Comunicación Celular, S.A. (Comcel), a cellular service provider in Colombia, for nearly eight years prior to joining Iusacell Celular in April 2001.

      The management team is supported by an experienced group of Mexican executives and other personnel from Verizon and Vodafone.

Verizon

      Verizon is one of the largest telecommunications companies in the world, with extensive participation in and knowledge of the wireless telecommunications business. In August 1997, Bell Atlantic and NYNEX Corporation, two of the original seven regional Bell operating companies formed as a result of the break-up of AT&T in 1984, and completed their merger of equals to form the new Bell Atlantic. On June 30, 2000, the new Bell Atlantic and GTE Corporation consummated a merger of equals, in which GTE shareholders received 1.22 shares of Bell Atlantic common stock for each GTE share they owned, and Bell Atlantic renamed itself Verizon. Verizon had operating revenues and net income of approximately U.S.$67.2 billion and U.S.$38 million, respectively, for the fiscal year ended December 31, 2001, and total assets of approximately U.S.$170.8 billion at such date.

      In the United States, Verizon provides local exchange telephone service in 31 states and the District of Columbia, reaching 33 million households, utilizing nearly 132 million access lines and employing more than 261,000 people. Verizon Wireless, a partnership between Verizon (which owns 55%) and Vodafone (which owns 45%) established in April 2000, is the largest wireless operator in the United States, with more than

29 million subscribers. Verizon Wireless has a presence in 49 states and the District of Columbia, and it covers 232 million POPs, nearly 90% of the United States population, including 49 of the top 50 U.S. markets.

      Outside the United States, Verizon has wireline and/or wireless operations in 23 countries and territories in the Americas, Europe, Asia and the Pacific, with 3.2 million attributable access lines and 9.6 million attributable wireless customers as of December 31, 2001. Through its interest in FLAG, the world’s longest undersea fiber optic cable, Verizon’s global presence extends to 45 countries. Verizon is also the world’s largest provider of print and on-line directory information.

      Verizon is a reporting company under the Exchange Act. Bell Atlantic and GTE were reporting companies under the Exchange Act. Reports and information filed by Verizon, Bell Atlantic and GTE with the Commission may be inspected and copied at the public reference facility maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail at prescribed rates by calling the SEC at 1-800-SEC-0330.

Vodafone

      On April 4, 2001, Vodafone acquired a 34.5% equity interest in Iusacell from the Peralta Group for U.S.$973.4 million.

      Vodafone is the largest wireless operator in the world, with more than 101 million proportionate subscribers (subscribers proportionate to Vodafone’s stake in the relevant wireless companies) and a presence in 28 countries. Vodafone also owns stakes in wireless carriers in Europe, the United States, the Asia/ Pacific region, the Middle East and Africa. Vodafone companies are the leading mobile phone operators in the United States (with a 45% ownership interest in Verizon Wireless), Germany (Vodafone D2) and the United Kingdom (Vodafone), among others. Vodafone has grown substantially with its recent acquisition of Mannesmann AG and is expanding its wireless data services.

Competitive Strengths

     Leading Digital Technology Platform in All Our Markets

      We believe that we are the Mexican market leader in technology. In August 1999, upon completion of our deployment of a CDMA digital network in nearly all areas where we provide cellular service, we became the first company in Mexico to make digital voice service broadly available to all of our customers. Our digital network currently provides service to areas with approximately 60 million inhabitants, representing approximately 59% of Mexico’s total population.

      Compared with analog cellular technology, our digital technology increases system capacity by approximately six to 10 times, offers better call quality and clarity, enables significantly longer telephone battery life, ensures greater call confidentiality and fraud protection and provides a wider variety of advanced features and applications, such as short messaging service. Our network technology provides superior switching and transmission capabilities. These features allow for lower capital expenditures per subscriber and reduced network operating costs.

      From January 1, 1997 through December 31, 2001, we made approximately U.S.$864.4 million in capital expenditures, most of which was spent on our cellular and fiber optic telecommunications network. For additional information regarding capital expenditures, see Item 5, “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures.”

      In order to take advantage of the benefits of our new digital network, we have stopped purchasing and providing analog-only handsets to customers and have accelerated our efforts to migrate existing higher-usage customers to digital service. At December 31, 2000 and December 31, 2001, Iusacell had 519,639 and 848,577 digital customers, respectively. In December 2001, our digital customers in the aggregate generated approximately 65% of our total mobile wireless traffic.

      We believe that our analog service will continue to operate in the near future because a significant number of our prepay subscribers have analog-only telephones.

      In 2001, the Mexican telecommunications regulator, the Comisión Federal de Telecomunicaciones (Mexican Federal Telecommunications Commission or COFETEL), performed technical audits in the country’s largest cities in order to determine whether wireless carriers are offering acceptable network quality. In these audits, we significantly bettered COFETEL minimum standards for lost calls and ineffective attempts of 6% and 5%, respectively, in all audited cities in our core cellular regions, including Mexico City.

     Verizon and Vodafone Wireless Expertise and Support

      Our management team draws extensively upon Verizon’s and Vodafone’s expertise to develop and implement our operating strategy. Verizon and Vodafone are the managing partners in Verizon Wireless, the largest wireless carrier in the United States. Verizon also has substantial investments in other wireless telecommunications companies in the Americas, Europe, Asia and the Pacific. Vodafone is the largest wireless operator in the world. We believe that Verizon’s and Vodafone’s extensive experience in the development and implementation of marketing programs designed to promote substantial subscriber growth provide us with a competitive advantage in the Mexican mobile wireless market.

     Experienced Management Team

      The senior management team of Iusacell has an aggregate of almost 100 years of experience in the telecommunications industry. Individually, Iusacell Celular’s operating managers have established track records of producing subscriber growth, penetrating new markets and developing new telecommunications product offerings. Iusacell’s management team is complemented by experienced Verizon and Vodafone telecommunications executives and consultants.

     Well-Recognized Brand Name

      All of the services that we offer use the well recognized Iusacell Digital brand name to increase consumer awareness and customer loyalty. We believe that the high “top of mind” and “share of voice” held by the Iusacell Digital brand name has allowed us to make more cost-efficient marketing investments compared with those of our competitors.

      The IUSACELL Digital brand name is well recognized not only in the regions where we currently provide service, but also in the regions where we do not yet provide service. We believe that this recognition has facilitated our entry into Region 8 in southern Mexico, and will facilitate our entry into other markets if and when we are able to do so.

     Large Cellular Subscriber Base

      At December 31, 2001, we had 1,854,697 mobile wireless subscribers, including both postpaid and prepay subscribers. Of our mobile wireless subscriber base, 21.8% consisted of customers that purchase cellular services pursuant to fixed-term contracts and the remaining 78.2% of our cellular customers purchase their services in advance, primarily through prepay calling cards. Prepay customers include both those who can receive and make calls and those who are only able to receive incoming calls. We believe that our postpaid customers seek the convenience of uninterrupted mobile wireless service and access to high quality customer service and are willing to pay a monthly fee for the choice of value-added services such as wireless Internet, call waiting, emergency service (*911), short messaging, voice-mail, three-way calling and caller identification. On the other hand, prepay subscribers are also attractive to us because of their higher average per-minute airtime charges, lower acquisition costs and the absence of billing costs, credit concerns and collection risk related to their business.

Business Strategy

      Iusacell Celular’s strategic and operating plan is based on the wireless operating model that Verizon has successfully deployed in the Americas, Europe, Asia and the Pacific. This model focuses on:

•	state-of-the-art network technology and performance;

•	delivery of products and services which customers consider valuable;

•	strong distribution; and

•	superior customer service.

      We believe that our strategic and operating plan will enable us to increase our subscriber base, subscriber usage, revenues and profitability in our core mobile wireless businesses. This strategic plan incorporates the following key elements:

     Nationwide Wireless Coverage

      We believe that it is important to provide reliable and high quality wireless service to our customers throughout Mexico. We intend to continue doing so by holding concessions in each region of Mexico or, in those areas where we are unable to secure concessions, by enabling seamless roaming services and offering our customers telephones that can access nationwide services on different frequencies. As part of this strategy, we acquired Portatel, which provides cellular services in southern Mexico, in a two-part transaction on October 19, 2001 and February 8, 2002 for Ps.670.6 million (U.S.$73.3 million). Iusacell now holds concessions covering approximately 79 million inhabitants, or 78% of Mexico’s total population.

      We also believe that it is important for our customers to be able to access wireless services throughout North, Central and South America. Currently, Iusacell’s customers are able to roam in over 2,000 municipalities in the United States, Canada and Europe, as well as in 85 other countries in the Americas, Europe, Asia, Africa and the Pacific.

     Significantly Strengthen our Distribution Channels

      We continue to strengthen our product distribution system to emphasize consistent, standardized merchandising through a well-balanced mix of company-owned stores and independent distributors conveniently located throughout all of our operating regions. We continue to develop additional long-term relationships with our distributors to encourage them to sell our products and services, and seek to make these relationships exclusive. We intend to continue to increase our distribution system primarily by expanding the number of locations where customers can purchase prepay cards. To further this strategy, we or our distributors have entered into agreements to allow our prepay cards to be marketed by or at distributors of Mexico’s national lottery tickets, PEMEX franchise gas stations, NADRO pharmacies, one of the largest drugstore chains in Mexico, OXXO and Seven Eleven franchise convenience stores, BBVA Bancomer, Bital and Bancrecer automatic teller machines, nationwide newsstands, CIFRA (Walmart) and Comercial Mexicana stores, two of the largest retail chains in Mexico, and Mexico City subway stations. In the past year, we also launched a distribution program called “Los Rojos,” implemented in Mexico City, Guadalajara, Toluca, Cuernavaca, Puebla and Veracruz. The program, implemented through a distributor, recruits existing street vendors and provides them with an opportunity to directly sell our VIVA™ cards and pre-activated prepaid handsets to drivers and pedestrians. In its initial stage the program employed approximately 1,200 people. Since Verizon took control of our management, we have increased our points of distribution from approximately 230 in February 1997 to more approximately 46,000 at December 31, 2001.

      We also opened or remodeled 22 customer sales and service centers in 1998, 17 in 1999, 8 in 2000 and 259 in 2001, bringing the total number of customer sales and service centers owned and operated by us at December 31, 2001 to 127. All of these centers present Iusacell Celular’s new store image, an environment which emphasizes retail merchandising rather than transaction processing. In the second half of 2002, we intend to open 10 new customer sales and service centers.

     Superior Network and Customer Service

      We believe that superior network technology and proactive and timely customer service help us to attract and retain customers. To build a superior network, we swapped out our previous analog network for an analog and CDMA digital network supplied by Lucent Technologies and, upon completion of the swap-out in August 1999, became the first company in Mexico to make digital voice services broadly available to all of our customers. For our customers, our digital technology offers better call quality and clarity, ensures greater call confidentiality and fraud protection, enables significantly longer telephone battery life, and provides a wider variety of advanced features and applications as compared with analog cellular technology. Over the last three years, Iusacell Celular has experienced rapid growth in digital subscribers. As a result, and in anticipation of further growth in digital subscribers and digital usage, we decided to accelerate our capital expenditure program in 1999 and 2000 to expand digital capacity and improve digital service quality.

      To provide proactive and timely customer service, we operate two call centers that provide automated and efficient service to our customers. Our call center service quality and response speed has further improved with the implementation of state-of-the-art customer service software in Region 9 in 2000 and in our other service regions in 2001. We also use welcome packages, customer satisfaction calls, special programs for corporate customers and customized billing to communicate our commitment to our customers. Our customer service centers offer “one-stop shopping” for cellular, long distance, paging and data transmission services as a convenience to our customers. Our customer service representatives undergo ongoing rigorous training and are continually monitored and evaluated.

      In March 1999, Iusacell Celular completed the installation of a new prepay operating system in its then four cellular regions. The prepay operating system improved customer satisfaction through automated card activation and account information and by providing voice mail and other value-added services. It has also lowered both the cost of support for prepay services and prepay turnover and facilitated increased per subscriber usage.

      Committed to offering world class customer service, in 2001 we began the implementation of a special program called Customer Relationship Management, which we refer as CRM. The program aimed to gather information from our various systems to allow us to better tailor our services and strategies to each of our customers. Following implementation of the CRM strategy, we deployed the following applications to fulfill customer needs: customer autoservice channels such as invoice presentment, payments and airtime sales through the Internet, MQ Series from IBM, a software tool that integrates new postpaid customer information between our point of sale system and billing system and some other administrative systems to enhance the functionality of our call centers.

      In 2001, we also implemented a preferred customer retention program targeting high-value postpaid customers in order to improve customer loyalty and thereby reduce churn by offering dedicated phone lines and customer care representatives. We also implemented a high-value customer campaign which consists of proactively contacting customers, to assure that the provided service meet their needs and find out how it can be improved. To strengthen the antichurn program for all postpaid customers, we introduced a proactive contract renewal program. A permanent outbound program was introduced to contact those customers who have reported their phone stolen or lost in order to arrange for a replacement. We are designing similar programs for our higher-usage prepay customers and expect to implement these programs during 2002.

     Customer Segmentation

      We design our products and services for each customer segment. For postpaid customers, we offer six pricing packages tailored to meet the needs of high and mid-usage customers and two additional pricing packages with a prepay component tailored to lower-usage customers. We believe that our postpaid customers seek the convenience of uninterrupted mobile service and access to high quality customer service and wish to purchase their long distance, paging, and other telecommunications services bundled together as a single product.

      We also sell prepay cards to penetrate the segment of lower-usage customers. We believe our prepay customers seek service without a fixed financial commitment and monthly billing.

      In September 1999, we introduced “one-single rate” plans for postpaid customers who seek the convenience of paying a single per-minute rate for local, national long distance and long distance service to the United States. In October 1999, we introduced a “one-single rate” plan for prepay customers and extended coverage of all “one-single rate” plans to include international long distance service to Canada. In November 2000, we extended our “one-single rate” plans to include most of western Europe and Israel. At December 31, 2001, we had 858,800 “one-single rate customers,” 72,323 of whom were postpaid customers, representing 17.9% of our total postpaid customer base, and 786,477 of whom were VIVA™ prepay customers, representing 54.2% of the total prepay customer base.

     Value-Added Services

      Our network permits us to provide our digital and analog customers with a wide range of value-added services, including caller identification, voice mail, and three-way calling. To encourage our customers to migrate to digital service, we offer short messaging service, Internet access, mobile banking, and mobile e-mail accounts only to our digital postpaid customers through wireless application protocol WAP) enabled handsets, Lap Top computers and Pocket PCs (PDAs).

      In December 2001, Iusacell Celular and Banco Santander launched the first joint brand credit card in the wireless service industry. This credit card will help Iusacell Celular’s customers finance the acquisition of a handset, facilitate the credit and collection process and build customer loyalty.

     Sales Force Incentives

      With the objective of increasing the size and quality of our subscriber base, we have a sales force compensation plan which is largely performance-based. Our compensation plan is based on sales volume and product mix and rewards our sales force for upgrading analog postpaid customers to digital service and qualified prepay customers to postpaid plans. The compensation plan is also designed to encourage salespersons to sell bundled products and value-added services. During 2001, we implemented an incentive program for our customer care representatives to promote customer retention. In 2002, the sales force compensation plan was restructured to better reward individual performance.

The Telecommunications Industry in Mexico

     Market Liberalization

     Cellular Services

      The Mexican government initiated its efforts to liberalize the telecommunications industry in 1989, dividing Mexico into nine geographic regions for the provision of cellular service. In order to provide an alternative for cellular customers, two concessions were granted in each region, one to Telcel, the cellular subsidiary of Telmex, and the other to an independent operator. In addition, Telmex was required to interconnect all cellular operators to its network in an effort to facilitate competition. The nine geographic Regions are described in the table below.

Region
Number	Geographical Coverage	Major Cities in the Region

1	The states of Baja California and Baja California Sur and the municipality of San Luis Río Colorado in northwestern Sonora state.	Tijuana, Mexicali, Ensenada, Tecate and La Paz.
2	The states of Sonora and Sinaloa (except for the municipality of San Luis Río Colorado in northwestern Sonora).	Hermosillo, Ciudad Obregón, Culiacán and Mazatlán.

Region
Number	Geographical Coverage	Major Cities in the Region

3	The states of Chihuahua and Durango and the municipalities of Torreón, Francisco I. Madero, Matamoros, San Pedro and Viesca in the state of Coahuila.	Ciudad Juárez, Chihuahua, Durango, Gómez Palacio and Torreón.
4	The states of Tamaulipas, Nuevo León and Coahuila. (except for the municipalities of Torreón, Francisco I. Madero, Matamoros, San Pedro and Viesca).	Monterrey, Saltillo, Tampico, Ciudad Victoria, Nuevo Laredo, Reynosa and Matamoros.
5	The states of Colima, Jalisco (except for 12 municipalities in northeastern Jalisco), Michoacan and Nayarit.	Guadalajara (Mexico’s second largest city), Morelia, Tepic, Colima and Manzanillo.
6	The states of Aguascalientes, Guanajuato, Querétaro, San Luis Potosí and Zacatecas and 12 municipalities in northeastern Jalisco.	León, Querétaro, Aguascalientes, San Luis Potosí and Zacatecas.
7	The states of Guerrero, Oaxaca, Puebla, Tlaxcala and Veracruz.	Puebla, Acapulco, Veracruz and Oaxaca.
8	The states of Yucatán, Quintana Roo, Campeche, Chiapas and Tabasco.	Mérida, Cancún, Villahermosa, Campeche, Tuxtla Gutiérrez and San Cristobal de las Casas.
9	The states of Mexico, Hidalgo and Morelos and the Federal District.	Mexico City, Toluca, Cuernavaca and Pachuca.

      In December 1990, the Mexican government initiated the privatization of Telmex, then the sole provider of landline local, long distance and Cellular B-Band cellular services, when it sold 20.4% of the equity and 50.1% of the voting power in Telmex to a private consortium for U.S.$1.76 billion. The winning consortium consisted of Grupo Carso, S.A. de C.V., a Mexican conglomerate which owns or otherwise controls a majority of the consortium’s voting interest, SBC Communications Inc. and France Telecom S.A. Subsequent to the original privatization, the Mexican government further reduced its holdings in Telmex through additional transactions and completed the privatization process in June 1994. In 2001, Telcel and other wireless international subsidiaries of Telmex were spun-off from Telmex to form a new company named América Móvil, S.A. de C.V., known as América Móvil.

      Telcel holds the Cellular B-Band concession in each of the nine cellular regions and is Mexico’s largest cellular operator. Our subsidiaries hold the Cellular A-Band concession in each of Regions 5, 6, 7, 8 and 9, and entities in which Telefónica is a controlling shareholder hold the Cellular A-Band concession in Regions 1, 2, 3 and 4.

     Wireless Local Loop and PCS Services

      In May 1998, COFETEL completed auctions for concessions for a range of spectrum frequencies in the 1.9 gigahertz (GHz) band to provide PCS wireless services and the 3.4-3.7 GHz Wireless Local Loop band to provide local wireless services in substantially the same nine geographic Regions established for the provision of cellular service. Four companies won nationwide concessions in the Wireless Local Loop frequencies:

•	Telmex;

•	Axtel;

•	Midicel, S.A. de C.V. (Midicel); and

•	Unefón.

      Three companies won nationwide concessions to provide PCS services in the 1.9 GHz frequencies. Unefón won the 30 MHz PCS A-Band auction on a nationwide level. Pegaso won a mix of 30 MHz PCS

B-Band and 10 MHz PCS E-Band concessions across all nine regions. Telcel won the 10 MHz PCS D-Band auction on a nationwide level. Grupo Hermes, S.A. de C.V. and Midicel won auctions for seven of the remaining nine PCS B-Band and PCS E-Band properties. Each of these concessions has a 20-year term and authorizes the provision of mobile and fixed wireless service and other value-added services.

      Formal concessions for Wireless Local Loop and PCS frequencies were issued in late 1998 to all auction winners, except Unefón and Midicel, which received extensions to May 15, 1999 to pay accrued interest and to June 15, 1999 to pay the balance of their concession fees. Midicel did not meet its interest payment requirements in May 1999 and forfeited its Wireless Local Loop and PCS concessions and approximately U.S.$50 million in deposits, letters of credit and surety bonds. Midicel later offered full payment and petitioned for a review (recurso de revisión) of the forfeiture order. After additional legal proceedings, the Secretaría de Comunicaciones y Transportes (Mexican Telecommunications and Transport Ministry or SCT), affirmed the forfeiture order and is also assessing whether Midicel has complied with its commitments under its long distance and public telephony concessions in order to determine whether these concessions should also be revoked. Unefón did meet its May 1999 and June 1999 payment requirements and received its Wireless Local Loop and PCS concessions. Pegaso initiated wireless PCS services in Tijuana, Monterrey, Guadalajara and Mexico City in 1999, and now has coverage in 12 cities. Unefón commercially launched mobile prepay wireless services in Acapulco, Toluca, Mexico City and Aguascalientes in early 2000, and now has coverage in 15 cities throughout Mexico.

      We also face wireless competition from companies providing mobile wireless telecommunications services utilizing alternative existing technologies. Nextel de México, S.A. de C.V., known as Nextel, began marketing its enhanced specialized mobile radio services in 1998. We believe that Nextel provides three types of services: trunking, access to the telephone network and short messaging. It currently covers 17 cities principally in central Mexico.

     Long Distance Services

      In connection with the privatization of Telmex in 1990, the Mexican government granted Telmex a concession to provide public domestic and international long distance telephone service with an exclusivity period of six years. In August 1996, the exclusivity period expired, and competition with proprietary infrastructure commenced in January 1997. A presubscription balloting process was conducted in Mexico’s 150 largest cities, covering 85% of Mexico’s total POPs, to enable customers to choose a long distance provider.

      The SCT has granted a total of 22 long distance concessions, including the one held by us. Long distance concessionaires include, among others:

•	Telmex;

•	Alestra S. de R.L., in which AT&T Corporation is a shareholder;

•	Avantel, S.A. de C.V., in which MCI WorldCom Inc. and Citigroup Inc. are shareholders;

•	Telinor, S.A. de C.V. (Axtel), in which The Bell Telephone Company of Canada, commonly known as Bell Canada, is a shareholder; and

•	Iusatel, S.A. de C.V., a subsidiary of Iusacell Celular which we refer to as Iusatel.

      Each concession has a nationwide scope and a 30-year term. Concession holders are authorized to offer domestic, international and value-added services, including voice and data transmission services.

     Local Telephone Services

      The Mexican government has also initiated the liberalization process for competition in local telephony service. Accordingly, the SCT has already granted 13 concessions for wireline local telephone service. Maxcom Telecomunicaciones, S.A. de C.V., MetroRed, S.A. de C.V. and Megacable MCM, S.A. de C.V. have initiated service in the Mexico City area.

     Underserved Telephony Market

      Despite the significant increase in wireline and wireless penetration in Mexico over the last three years, we believe that there still is a substantial unmet demand for telephone services in Mexico. According to the International Telecommunication Union, an agency of the United Nations, as of December 31, 2001, there were approximately 13.5 wireline telephone lines per 100 inhabitants in Mexico, which is lower than the teledensity rates of some other Latin American countries and substantially lower than those of developed countries such as the United States. Due to the relatively low wireline penetration in developing countries such as Mexico, increases in the level of wireless penetration in these countries may be partly attributable to users who purchase wireless services as a principal means of telecommunications.

      The following table presents, for selected Latin American countries and the United States, wireline telephone lines in service per 100 inhabitants as of December 31, 2000 and December 31, 2001:

Selected Wireline Telephony Penetration

	Lines in service
	per 100
	inhabitants(1)

Country	2000	2001

United States	67.3	66.5
Uruguay	27.8	28.3
Chile	22.1	23.9
Brazil	14.8	21.7
Argentina	21.3	21.6
Colombia	16.9	17.1
Mexico	12.4	13.5
Venezuela	10.9	11.2
Peru	6.3	7.8

(1)	Source: International Telecommunication Union 2002 Website

      The following table presents, for selected Latin American countries and the United States, the number of subscribers of wireless telephone services per 100 inhabitants as of December 31, 2000 and December 31, 2001:

Selected Wireless Telephony Penetration

	Wireless
	subscribers
	per 100
	inhabitants(1)

Country	2000	2001

United States	40.0	44.4
Chile	22.3	34.0
Venezuela	21.7	26.4
Mexico	14.2	20.1
Argentina	16.3	18.6
Brazil	13.6	16.7
Uruguay	13.1	15.5
Colombia	5.3	7.4
Peru	4.0	5.9

(1)	Source: International Telecommunication Union 2002 Website

     Calling Party Pays

      On May 1, 1999, Mexico implemented the “calling party pays” modality, or CPP, which had already been implemented in some other Latin American and European countries. Calling party pays is a wireless telephony payment structure in which the party that places a call to a wireless telephone is billed for interconnection access, and the recipient is not billed for the airtime charges corresponding to that call. The introduction of CPP triggered growth in wireless penetration, particularly in the prepay segment and wireless traffic.

Cellular Services

     History and Overview

      We became the first Mexican provider of cellular telecommunications services in 1989, when we commenced operation of our Cellular A-Band network in Region 9. Through a series of transactions from 1990 to 2002, we acquired 100% beneficial ownership interests in the entities which hold the Cellular A-Band concessions in Regions 5, 6, 7, and 8. The regions we serve cover a contiguous geographic area comprising all of the regions in central and southern Mexico, which allows us to achieve economies of scale.

      Iusacell Celular’s service regions are home to a variety of industries. Region 9 includes Mexico City, which has the greatest concentration of service and manufacturing industries in Mexico and is also the center of Mexico’s public and financial services sectors. Region 5 includes Guadalajara, Mexico’s second largest city and the commercial and service center of western Mexico, which has recently begun to develop as a center for the maquiladora industry. Region 6 includes León, Querétaro, Aguascalientes and San Luis Potosí and has historically been dominated by the agricultural sector, although it has recently begun to develop as an automobile manufacturing and high technology center. Region 7 includes Puebla, Acapulco, Veracruz and Oaxaca and contains major operations of the Mexican petrochemical and automotive industries and significant tourist resorts and attractions. Region 8 includes Mérida, Villahermosa, Cancún, Campeche and Tuxtla Gutiérrez and contains major operations of the Mexican petroleum industry and significant tourist resorts and attractions.

     Subscribers and System Usage

      According to customer profiles, professionals comprise a large portion of our Region 9 postpaid cellular subscriber base. Iusacell Celular offers a number of value-added services designed specifically to fulfill the demands of this important group of postpaid subscribers. For example, we offer secretarial services and provide English-speaking operators to serve the large English-speaking market in Region 9. Iusacell Celular also provides financial news reporting, emergency services, entertainment information, reservations services and sports reports. Moreover, CDMA digital postpaid customers in Region 9 have available caller identification, short messaging service and data transmission services. We believe that these value-added services help increase postpaid subscriber usage and also enhance our market image as a full service cellular provider.

     Postpaid Customers

      We believe that our postpaid subscriber base in the remaining regions consists of subscribers engaged in a variety of occupations. Due to the lower wireline penetration outside of Region 9, the subscriber base in Regions 5, 6, 7 and 8 includes a number of users who purchase cellular services as a principal means of telecommunications.

      We believe that a strong distribution network is necessary in order to develop and sustain a significant presence in these markets.

     Prepay Customers

      In contrast to postpaid subscribers, prepay customers typically generate low levels of cellular usage, have access to a limited number of value-added services, generally already own a handset and often are unwilling to make a fixed financial commitment or do not have the credit profile to purchase postpaid plan cellular services.

Other prepay customers include vacationers and traveling business people who require cellular service for short periods of time. In addition to helping customers control costs, our prepay programs have no monthly bill and allow customers to prepay for cellular services in cash.

      The prepay program markets prepay cards which credit a specific peso amount worth of air-time usage to an account to be utilized for outgoing and incoming calls over a specified period of time.

      A prepay customer ceases to be considered a customer of Iusacell Celular when a specified period of time has elapsed since the customer purchased and activated, or last added credit to, his or her last prepay card. The customer’s telephone number is then deactivated, and the customer is considered to have turned over.

      Iusacell Celular’s current prepay customers who want to continue to have wireless service after this time must choose to:

•	continue to be prepay customers of Iusacell Celular by purchasing another card or otherwise recharge the airtime in their accounts;

•	become postpaid customers of Iusacell Celular; or

•	become either postpaid or prepay customers of another wireless service provider.

      VIVA prepay customers normally have 60 days to use up an activated prepay card and activate a new card or otherwise recharge the airtime in their account. If the customer has not activated a new card or recharged the airtime in its account at the end of 60 days, the balance of the VIVA customer’s account becomes zero, and the customer loses the ability to make outgoing calls for an additional period of 305 days. During this 305-day period, a VIVA customer will be able to receive local incoming calls, but not to make outgoing calls, thereby becoming an “incoming calls only” customer. If the customer activates a new card or recharges the airtime in its account within the 305-day period, the customer’s account automatically returns to normal status, and a new 60-day period begins. Otherwise, once the 305-day period elapses, the customer’s telephone number is deactivated. See Item 5, “Operating and Financial Review and Prospects — Operating Results — Increase in Subscriber Base.”

      We evaluate alternative methods of determining prepay customer turnover on an ongoing basis, as the current method is dependent upon, among other things, the number of days of use Iusacell permits before deactivating a telephone number.

      In October 1999, in order to evaluate whether we could generate additional revenues from “incoming calls only” customers for previously purchased cards, we extended the period of time to use up an activated card and activate a new card from 185 days to April 30, 2000 for “incoming calls only” customers who otherwise would have lost service before that date. Beginning May 1, 2000, we decided to return to our prior policy of maintaining “incoming calls only” customers for only 185 days and began to turn over “incoming calls only” prepay customers who had reached the 185-day limit without activating a new prepay card. In July 2001 we reduced the initial period for using up an activated prepay card and activating a new card from 185 days to the current 60 days. As a result, at the time, approximately 345,000 incremental subscribers were transferred to the “incoming calls only” prepaid customer status.

      At December 31, 2001, Iusacell Celular had approximately 768,000 “incoming calls only” customers. The substantial majority of “incoming calls only” customers generate little or no traffic. Iusacell Celular’s prepay subscribers who can both make outgoing calls and receive incoming calls had an average monthly revenue per subscriber during 2001 of Ps.146 (approximately U.S.$15.9).

      In March 1999, we substantially completed the installation of the VIVA prepay operating system. The VIVA platform better tracks customer turnover than its predecessor system. This operating system, together with initiatives to increase the number of distribution points for prepay cards, adjust commissions to encourage distributors to sell prepay cards of higher denominations, improve customer care and otherwise improve the convenience of the prepay program, has enhanced our ability to add and retain prepay customers and has increased usage. In 2000, we implemented two important tools for the sale of prepay airtime: sales through automated teller machines at banks and sales over the phone by dialing *AIRE. In early 2002, we introduced a tool to sell prepay airtime through our website.

      In 2000, we invested approximately U.S.$8.0 million in our VIVA platform in order to expand its capacity to meet demand. In 2002, we will be evaluating different payment platforms with intelligent network capability that will enable us to launch new services and support third generation wireless technology.

      Given the higher turnover among our prepay customers, we pursue plans to migrate our qualified prepay customers to postpaid plans, where customer loyalty and retention have been historically higher.

      In order to better focus on active prepay customers and reduce the potential turnover from prepay sales through retail distribution channels, in 2001 we implemented a new policy under which a pre-activated prepay sale will be reported only when the end-user places the first outgoing call. Accordingly, commissions related to this type of prepay sale are now paid only after the end-user places the first outgoing call.

     Postpaid Churn

      Postpaid churn measures both voluntarily and involuntarily disconnected subscribers. Through December 31, 1997, we calculated postpaid churn for a given period by dividing, for each month in that period, the total number of postpaid subscribers disconnected in such month by the number of postpaid subscribers at the beginning of such month and dividing the sum of the resulting quotients for all months in such period by the number of months in such period. Effective January 1, 1998, we changed the methodology by which we determine average monthly postpaid churn for a given period. Average monthly postpaid churn for a given period is now calculated by dividing the sum of all postpaid subscribers disconnected during such period by the sum of the beginning-of-month postpaid subscribers for each of the months in such period, expressed as a percentage.

      Voluntarily disconnected subscribers encompass subscribers who choose to:

•	no longer subscribe to wireless service;

•	become a prepay customer of Iusacell Celular; or

•	obtain wireless service on a postpaid or a prepay basis from another wireless service provider.

      Involuntarily disconnected subscribers encompass customers whose service is terminated after failing to meet Iusacell’s payment requirements.

     Roaming

      Through our roaming agreements with other operators, we offer nationwide roaming service to our prepay and postpaid cellular subscribers, and international service only to our postpaid subscribers. Through these agreements, subscribers can place calls from any location in Mexico served by a Cellular A-Band operator, and can receive a call made to the subscriber’s number (automatic call delivery) regardless of the region in Mexico in which the subscriber is located. We also provide cellular services to all subscribers of other non-wireline cellular operators in Mexico while such subscribers are temporarily located in a region served by Iusacell.

      An operator (a host operator) providing service to a subscriber of another operator (the home operator) temporarily located in the host operator’s service region (an in-roamer) earns usage revenue. We bill the home operator of an in-roamer for the in-roamer’s usage in our service region. In the case of roaming by a Iusacell Celular subscriber in the region of a host operator (an out-roamer), Iusacell Celular is billed by the host operator for the subscriber’s usage. We remit the billed amount to the host operator and bill our own customer, the out-roamer, without any mark-up. As a result, we retain the collection risk for roaming charges incurred by our own subscribers. Conversely, roaming charges billed by Iusacell for in-roaming usage by subscribers of other non-wireline operators are the responsibility of those operators. Roaming charges between wireless operators are settled monthly.

      Interconnection charges owed to Telmex and long-distance charges owed to long distance carriers as a result of roaming are the responsibility of the host operator. In addition to higher per minute charges for airtime (as compared to home region rates), the host operator is entitled to receive a fee for each day roaming service is initiated. In-roaming fees and usage revenue represented 1.6%, 1.3% and 1.7% of our total revenues during 1999, 2000 and 2001, respectively. Out-roaming charges represented 4.2%, 6.2% and 4.9% of Iusacell Celular’s total revenues during 1999, 2000 and 2001, respectively.

      We have more than 60 agreements with U.S., Canadian and other foreign operators to provide our subscribers with international roaming capabilities. These operators include Verizon International affiliates such as Verizon Wireless, Movilnet in Venezuela, CTI in Argentina, Codetel in the Dominican Republic, Telus in Canada, Puerto Rico Telephone Company, AT&T Wireless and Cingular Wireless. In addition, we provide, through the National Automatic Cellular Network, automatic call delivery throughout most of the United States, including Puerto Rico, whereby our subscribers may receive telephone calls from Mexico without the caller having to dial access codes. Currently, our customers are able to roam in over 2,000 municipalities in the United States and Canada as well as in 85 other countries in the Americas, Europe, Asia, Africa and the Pacific.

Long Distance Services

      In August 1996, we became one of Telmex’s first competitors in long distance service when we began to provide long distance services to our cellular subscribers in Mexico pursuant to the 30-year concession which was awarded to Iusatel in October 1995 and was modified in December 1997. Our competitors in long distance include 14 other companies operating under concessions, including Telmex, the former long distance monopoly. We believe that competition in the Mexican long distance market has stimulated growth in demand for long distance service. During 1998, there were no significant price changes in our long distance rates, and our long distance traffic increased approximately 11% compared with 1997. During 1999, our prices increased approximately 14%, and our long distance traffic increased approximately 25% compared with 1998. During 2000, our prices decreased approximately 13%, and our long distance traffic increased approximately 22% compared with 1999. During 2001, we implemented an average 8% price increase for our long distance customers, including cellular long distance, while the rate of inflation in Mexico that year was 4.4%, and long distance traffic increased approximately 5% compared with 2000.

      We currently provide long distance service using our own switches and transmission equipment and a combination of fiber optic lines, microwave links and lines leased from Telmex and Alestra. At December 31, 2001, we provided long distance service in 52 cities to 1,872,967 customers, 1,864,045 of which were existing customers for our other services. We chose not to commit significant marketing resources to the presubscription balloting process in which telephone customers were asked to elect their long distance carrier, which was conducted in cities across Mexico in 1997, 1998 and 1999, and as a result we fared poorly in the initial balloting results. Under the Cofetel rules we were exempted from the presubscription obligation for our cellular customers. This authorization expired on April 7, 2002. We requested an extension and Cofetel granted us a temporary six-month extension, while it decides on the final term of the extension, that will expire on October 7, 2002. Revenues related to long distance services represented 9.3% and 10.4% of our total revenues for 2000 and 2001, respectively, not including dark fiber optic cable sales.

      Our long distance concession provides for coverage and technological investment requirements. If we do not satisfy such requirements, we may have to pay fines and penalties and potentially lose our long distance concession. After evaluating the commercial feasibility of complying with our initial concession, we requested that the SCT and COFETEL modify the terms of the concession to reflect a more rational business plan. In December 1997, the government granted the modification request, authorizing a change in the coverage requirements and increasing flexibility in the choice of transmission technology, significantly reducing our investment requirements.

      We further reduced the capital investment for our long distance business by entering into fiber optic cable swap agreements with two other long distance companies, Marcatel and Bestel, in March 1998 and December 1998, respectively. These agreements will allow us to acquire fibers in the long distance fiber optic networks built by Marcatel and Bestel in central and northern Mexico in exchange for fibers in the long distance fiber optic network we recently completed in central Mexico. As a result, we will be able to obtain redundancy in central Mexico and access to the United States border at minimal cost. We expect to complete the implementation of these fiber exchanges in 2003.

      In December 1999, Iusatel agreed to swap dark fiber optic cable in the amount of U.S.$17.3 million and sell approximately U.S.$7.4 million of additional dark fiber optic cable to Telereunion, S.A. de C.V., an affiliate of Telscape International, Inc. Upon the signing of this swap agreement, Telereunion issued promissory notes to Iusatel for the purchase price but defaulted on the payment of each of these notes. In April 2001, Telereunion’s U.S. parent, Telscape International, Inc, filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. As part of a settlement arrangement, on September 17, 2001, Telereunion and Iusatel executed an agreement by means of which the former transferred dark fiber optic assets in the amount of U.S.$7.4 million to the latter in exchange for full settlement of the past notes receivable in the same amount. In addition, in 2001, we entered into a fiber optic cable swap agreement worth Ps.142.7 million (U.S.$15.6 million) to exchange certain long-distance fiber optic cables.

      In 1996, Iusatel executed an agreement with Teleglobe USA, Inc. for the exchange of international long distance traffic. On May 28, 2002, Teleglobe USA, Inc., filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. In 2000, Iusatel entered into a second agreement for the exchange of international long distance traffic with AT&T, giving Iusatel two alternative routes to deliver international long distance traffic, thereby reducing costs and enhancing its proportional return traffic.

Other Services

     Paging

      On December 14, 1995, Iusacell Celular and Infomin formed Infotelecom as a joint venture to market national and international paging services. Iusacell Celular owns 49% of Infotelecom, Infomin owns 49%, and the remaining 2% is owned by Mr. José Ramón Elizondo, a former director of Iusacell Celular. Infomin has a concession, which expires on July 20, 2009, to provide nationwide paging services in Mexico. Under the Infotelecom joint venture agreement, Infomin is obligated to contribute this concession to Infotelecom. Infomin obtained the Infotelecom’s Board of Directors authorization to transfer its shares in Infotelecom to Banco Mercantil del Norte, S.A. Institución de Banca Multiple, a Mexican bank, in settlement of certain indebtedness. The completion of such transaction has not been notified to Iusacell Celular.

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

      Infotelecom began marketing paging services in August 1996 and, at December 31, 2001, provided service in 34 cities including Mexico City, Guadalajara, Monterrey, Puebla, Cuernavaca, Toluca, Querétaro, León, Guanajuato, and Ciudad Juárez, Chihuahua.

      As of December 31, 2001, Infotelecom had 17,054 paging customers. Our revenues related to paging services represented 0.8% and 0.5% of total revenues for 2000 and 2001, respectively.

      Under their joint venture agreement, Iusacell Celular and Infomin valued the Infomin paging concession at U.S.$10.5 million, and we agreed to fund the first U.S.$10.5 million of Infotelecom’s cash requirements before Infomin would be required to make pro rata cash contributions. In December 1998, Iusacell Celular and Infomin determined the appropriate manner in which to capitalize Infotelecom. Up to that time, we had been funding the joint venture by means of loans. On December 31, 1998, Iusacell Celular capitalized Ps.141.9 million (U.S.$15.5 million) in advances to Infotelecom, including Ps.52.6 million (U.S.$5.7 million) in interest which was not credited against the U.S.$10.5 million required to be funded by us. However, U.S.$9.0 million of such capitalization was applied against the U.S.$10.5 million to be funded by us. In 1999, Iusacell Celular capitalized approximately an additional U.S.$1.0 million against the U.S.$10.5 million funding requirement. In 2000 and 2001, no amounts were capitalized and applied against the funding requirement.

     Public and Rural Telephony and Local Fixed Wireless

      Iusacell Celular operates public and rural telephony programs, utilizing available cellular capacity. These programs provide telecommunications services through cellular telephones in phone booths, intercity buses and rural areas. The provision of services in this way fulfills the terms of our concessions for the provision of cellular telephone service and utilizes our cellular network to provide telecommunications coverage in areas with little or no basic service. As of December 31, 2001, we had 37,972 cellular telephones in service under our public and rural telephony programs, representing a 91% increase compared to 19,917 cellular phones in service as of December 31, 2000.

      As of December 31, 2001, we were providing, on a trial basis pending approval from SCT, local wireless service in the 450 MHz frequency band to 9,869 customers in selected markets in Region 9. We do not charge our local wireless customers fees for incoming calls. We believe that there is substantial unmet demand for telephone service in Mexico as demonstrated by the relatively low level of residential wireline, business wireline and cellular penetration.

      We experienced substantial delays in obtaining the SCT’s approval of our technical and economic plans for local wireless service in the 450 MHz frequency band. However, on June 10, 1997, the SCT and Iusacell Celular agreed on a process by which Iusacell Celular could obtain a concession issued and recognized by the SCT to provide local wireless service in the 450 MHz frequency band. This agreement allows us to convert and consolidate our existing concessioned radiotelephony frequencies into 450 MHz spectrum in Regions 4, 5, 6, 7 and 9 and grants us a right of first refusal to acquire concessions to provide local wireless service in these regions over such frequencies at prices derived from the prices of the winning bids in the auctions for 450 MHz and 1.9 GHz (PCS) frequency bands concluded in May 1998. These auctions yielded a right of first refusal exercise price estimated at U.S.$2.25 million for each of the five regions. However, neither the SCT nor COFETEL has formally notified us of the exact right of first refusal exercise price, the payment terms or the coverage and build-out requirements relating to the concessions, all of which are necessary for us to decide whether to exercise our right of first refusal.

      As a result of these delays and the uncertainty relating to our ability, at a commercially acceptable cost, to implement full scale local wireless service in the 450 MHz frequency band, we are exploring alternatives for providing local telephony services, such as limited zone wireless services in the 800 MHz (cellular) or 1.9 GHz (PCS) frequency bands deploying digital technology that permits mobility or fixed wireless services over such bands. If we were to determine that it would be preferable to pursue such an alternative rather than to continue to pursue local wireless service in the 450 MHz frequency band, that alternative could require the acquisition of concessions, other regulatory approvals and the payment of substantial fees. Our management is currently evaluating our overall strategy with respect to local telephony services.

      In September 1998, we determined that because of many factors, including the impact of changing technology since the initiation of the 450 MHz fixed local wireless project in 1994, an impairment of our investment in 450 MHz TDMA technology had occurred. As a result, we recorded a substantial non-cash write-down of our investment in the 450 MHz fixed local wireless project. Given the obsolescence of our existing 450 MHz network infrastructure, we may record a non-cash write-down of substantially all of the remaining book value of the 450 MHz project fixed assets by the end of 2002.

      In expanding our local telephone services, we plan to capitalize on synergies between our mobile wireless and local wireless services, utilizing our existing cellular network for connections with the local subscribers’ premises. Furthermore, we believe that local wireless service requires a lower investment cost per line than landline service.

      In January 1996, our long distance subsidiary applied to modify its concession to allow it to provide local wireline service, including dedicated circuits, local switching and data service. This request was reasserted in Iusacell Celular’s October 1997 application to modify our long distance concession. This request was rejected for procedural reasons in July 1998. In January 1997, Iusatelecomunicaciones, S.A. de C.V., Iusacell’s 450 MHz local wireless subsidiary, also filed for a local wireline concession. The SCT has not yet issued this concession. While we currently do not anticipate that the provision of local wireline service will become a significant part of our services, we may provide, on a case-by-case basis, local wireline telephone service as part of our overall provision of telecommunications services.

     Data Transmission

      We began providing data transmission services in 1993. We provide both public and private data transmission primarily using excess capacity in our microwave and fiber optic backbone in our existing cellular network in Region 9 and, until March 2001, we provided satellite transmission through Satelitrón, S.A. de C.V., which we refer as “Satelitrón,” a joint venture among Iusacell Celular, Hughes Network Systems and another partner which provided a shared hub for private networks. On March 22, 2001 we sold our 65.9% equity interest in Satelitrón and our ownership of the Satelitrón transmission hub, receiving approximately U.S.$1.3 million in proceeds.

      Since the latter part of 2001 we started providing data transmission services, our primarily targeted customers are Mexican based carriers. As of the end of May 2002, we had eight customers, all Mexico based carriers.

      In June 2002, we installed and activated a Genuity Internet POP in Mexico which allows Iusatel to deliver Internet Access Services in conjunction to our leased line service. The addition of this infrastructure will better position Iusatel to deliver future Internet Protocol (IP) services.

     Microwave Transmission

      In December 1998, the SCT issued three 20-year concessions to Punto-a-Punto Iusacell, S.A. de C.V., a joint venture between Iusacell Celular and Mr. José Ramón Elizondo, a former director of Iusacell Celular, for short-haul microwave frequencies in the 15 GHz and 23 GHz frequency bands won at auction. Punto-a-Punto Iusacell paid approximately Ps.42.6 million (U.S.$4.7 million) for these concessions. These frequencies are being used to interconnect our cell sites, business customers and other networks. Additionally, we have an obligation to provide the right to use excess capacity in these frequencies to other users to enable them to install their own microwave links. Accordingly, during 2000, Punto-a-Punto Iusacell, S.A. de C.V. started to provide services to other carriers allowing them to use our excess capacity for installation of links. In 2001, we continued providing these services, including services to other carriers.

      Punto-a-Punto Iusacell participated in the auctions for long-haul microwave frequencies in the 7 GHz frequency band that began in March 1999 and concluded in July 1999. However, Punto-a-Punto Iusacell did not win any concessions in these auctions.

      In September 1999, Punto-a-Punto Iusacell entered into an agreement with an affiliate of the service provider in the four Cellular A-Band regions in northern Mexico to swap the right to use long-haul microwave frequency links held by the affiliate for short-haul microwave frequency links held by Punto-a-Punto Iusacell plus U.S.$2.45 million in cash. Punto-a-Punto Iusacell closed this transaction in January 2000 and is currently operating and installing additional links in those frequencies.

Sales and Marketing

      With the assumption of control of our management by Verizon in 1997, we redefined our marketing strategy for achieving profitable growth, particularly in our mobile wireless business. More recently, we have focused our sales and marketing strategy on the CDMA digital cellular business, where there is greater per-subscriber usage and revenues than there is with analog subscribers. We seek to increase our average monthly revenue per subscriber, aggressively grow our cellular subscriber base, decrease the cost of acquiring additional subscribers and reduce postpaid churn and prepay turnover.

      Our cellular wireless subscribers consist of postpaid and prepay customers who can be classified as high, moderate or low-usage customers. We are implementing distribution, advertising, customer service support and pricing plans targeted to each specific customer segment and to increase airtime usage.

     Distribution

      We currently target the various segments of our subscriber base through five sales and distribution channels: Iusacell Celular owned and operated customer sales and service centers, independent distributors, a direct sales force, commission sales agents and telemarketing. We are aggressively increasing the number of our points of distribution in order to acquire additional subscribers. At December 31, 2001, Iusacell Celular had 45,985 points of distribution, as compared to 20,762, 6,522 and 2,280 at December 31, 2000, 1999 and 1998, respectively. As of December 31, 2001 these points of sale comprised 127 customer sales and service centers owned and operated by Iusacell, 1,598 points of sale operated by independent distributors who offer all of our products and 44,260 points of sale for distribution only of VIVA prepay cards, also operated by independent distributors.

      Our redesigned sales force compensation plan is structured to motivate the sales force within each distribution channel through monetary incentives. This plan provides training and monetary incentives so that the sales force is encouraged to activate profitable and loyal accounts, cross-sell the full line of our service offerings and maintain our standards in advertising, promotions and customer service.

     Customer Sales and Service Centers

      We have reconfigured each of our customer sales and service centers to offer one-stop-shopping for a variety of cellular, long distance and paging services, as well as accessories. Walk-in customers can subscribe to cellular service postpaid plans, purchase prepay cards, sign up for long distance service and purchase equipment such as handsets, pagers and accessories. In an effort to maximize customer loyalty, reduce postpaid churn and prepay turnover and increase average monthly revenue per subscriber through cross-selling, we continue to emphasize the customer sales and service centers that we own and operate ourselves as a key distribution channel.

      During 1998, we opened 22 new customer sales and service centers. In 1999, although we did not open any new customer sales and service centers, we replaced one existing customer sales and service center and remodeled 16 other existing customer sales and service centers. In 2000, we opened 14 new customer sales and service centers and remodeled 6 other existing customer sales and service centers. In 2001, we opened 25 new customer sales and service centers. As of December 31, 2001, Iusacell Celular owned and operated 127 customer sales and service centers throughout our cellular regions.

     Direct Sales Force

      To service the needs of our customers, we have created a dedicated direct sales force, which, at December 31, 2001, included 631 full-time sales representatives, an increase from 117 full-time sales representatives at December 31, 2000. The increase in the number of our direct sales representatives was the result of our recent acquisition of Portatel which provides cellular service in Region 8. This group of trained representatives seeks to increase sales by:

•	aggressively pursuing the sales opportunities in the different niches of the market;

•	“bundling” combinations of services into customized packages designed to meet customers’ requirements;

•	developing and marketing new services to satisfy the demands of such customers; and

•	educating corporate purchasing managers about alternative pricing plans and services.

      These direct sales representatives are distributed along our service regions to deliver personalized service.

      In 2001, face-to-face customer service personnel were integrated to 31 stores which we own and operate in an effort to further personalize the service. In 2002, we expect to include a customer service representative in all of the stores we own.

     Independent Distributors

      In order to broaden our market, we maintain relationships with a broad network of over 80 exclusive distributors that, at December 31, 2001, sold all of our products at 1,598 points of sale in our core cellular regions in central Mexico. In addition, VIVA prepay cards were distributed at an additional 44,260 points of sale. In order to ensure that our standards are maintained at all distribution points, we provide assistance to our distributors in training, promotions and advertising. We also provide them with information on our customer base to allow the distributors to service our customers effectively.

      In 2001, we launched a program called “los Rojos” which was implemented in Mexico City, Guadalajara, Toluca, Cuernavaca, Puebla and Veracruz. The program, implemented through a distributor, recruits existing street vendors and provides them with an opportunity to increase their income by directly selling our prepay VIVA cards and preactivated prepaid handsets to car drivers and pedestrians.

     Commission Sales Agents

      We retain commission agents as a flexible sales force in all of our mobile wireless regions. The agents function as cellular service brokers for Iusacell Celular, working out of their own premises to better target their customers. These agents provide additional distribution outlets with minimal support from Iusacell. We used to retain commission agents as a flexible sales force throughout our regions. As of December 31, 2001, we had no agreements with commission sale agents since we decided to incorporate these into our direct sales force.

     Telemarketing

      From time to time, Iusacell Celular engages telemarketing service providers as a direct marketing mechanism or to follow up on targeted mailings.

     Electronic Means

      In 2000, we implemented two important electronic tools for the sale of prepay airtime: sales through automated teller machines at banks and sales over the phone by dialing *AIRE. Sales at ATM machines are charged against our customer’s bank account. Sales using *AIRE are charged to our customer’s credit card. We have implemented ATM sales at BBVA Bancomer, Bital and Bancrecer. We intend to negotiate additional ATM distribution agreements in 2002. The charges are credited to our customer’s account by using a personal identification number.

     Advertising

      Iusacell Celular has launched an integrated media plan emphasizing the benefits of our products and supported by the Iusacell brand image, the logo for which was redesigned in 1997 and modernized in 2001. Since 1997, all product offerings have been marketed under the single, well-recognized IUSACELL brand name which was reinaugurated as IUSACELL Digital in February 1998, in anticipation of the digitalization of our network and product offerings.

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

     Customer Service

      We view superior customer service as essential in order to distinguish ourselves in the competitive Mexican cellular telecommunications market. We have trained customer service representatives who are equipped to answer customers’ questions regarding services and products and are available from 8:00 a.m. to 10:00 p.m. daily. We train our customer service representatives to ensure that each customer receives prompt attention, informed answers to any inquiries and satisfactory resolution of any concerns. We believe that enhanced customer service, especially after-sales support, is essential to developing brand loyalty and supports the efforts of our sales force to cross-sell our services and products. For prepay customers, the VIVA prepay operating system better tracks the usage patterns and identities of these subscribers. The system has improved customer satisfaction through automated activation, automated self service menus through the Integrated Voice Response (IVR) system, voice messaging and other services and has lowered the cost of support services.

      To further enhance customer service, we have installed dedicated personal computer terminals linked to our billing system so that each customer service representative, either at a Iusacell Celular customer sales and service center or at a Iusacell Celular call center, can handle customer inquiries, billing questions and account payments with real-time data and a full customer profile in hand. These dedicated personal computer terminals have been provided with a new application, Computer Telephony Integration (CTI) which allows us to give a proactive solution to our customers’ requests, minimizing the time of response. Customer data gathered from such sources as the activation process, the billing system and exit interviews with customers who terminate service allows us to better tailor our marketing strategy to each customer. Along with providing information as to how we can improve our customer service, this data is expected to enable representatives from each of the distribution channels to better target their sales approach to each customer when cross-selling Iusacell’s services and products. We are currently in the process of upgrading our Automatic Call Distribution (ACD), monitoring and workforce management systems and we believe we will have these upgraded systems in place by the second half of 2002.

      In early 1998, we opened two call centers that provide more automated and efficient service to customers. Iusacell Celular’s call center service quality and response speed in Region 9 further improved in 2000 with the implementation of state-of-the-art customer service software. We implemented this software in Regions 5, 6 and 7 in 2001. In 1998, we also began implementing the Customer Attention Support Team (CAST) program in our busiest customer service centers in order to accelerate the problem resolution process. This program has also been expanded to include the majority of our customer service centers in all five of our cellular operating regions. Currently we have extended this program to all our corporate, medium and small business accounts as well as government accounts. Each of these customers has an assigned CAST, sales and collections executive.

      In December 2000, the certifying company Societé Generale de Surveillance de México (SGS) granted ISO 9002 Certification under the Entidad Mexicana de Acreditación (EMA) to Iusacell’s customer care process in the following areas:

•	*611;

•	explanations and complaints, including certain CAST sale centers;

•	activations;

•	retention; and

•	service assurance.

      Since we received the ISO 9002 Certification, we have had four quality audits by the certifying company and we have maintained the certification.

     Pricing

      General. Iusacell Celular offers a variety of flexible pricing options for our mobile cellular service. The primary components of the postpaid pricing plans include monthly fees, per-minute usage charges and a number of free minutes per month. The prepay program markets cards which credit a specified number of pesos to a customer’s account. The cards can be utilized for outgoing and incoming calls over a period of up to 60 days and for incoming local calls only for an additional period of 305 days. See Item 4, “Information on the Company — Business Overview — Cellular Services — Prepay Customers.” Most of the postpaid plans include a selection of free cellular handsets. The prepay plans do not provide free cellular handsets.

      Postpaid Plans. The digital and analog postpaid pricing plans are designed to target primarily high and moderate usage postpaid subscribers. High-usage customers are typically willing to pay higher monthly fees in exchange for larger blocks of free minutes, value-added services, a free high-end handset and lower per minute airtime charges under a single contract. Moderate and lower-usage subscribers typically prefer pricing options which have a lower monthly charge, fewer free minutes, a less expensive handset and higher per minute airtime charges than those options chosen by high-usage customers.

      In April 1999, in an effort to differentiate our digital product, we drastically simplified our digital postpaid plan offerings. We reduced the number of our postpaid plans from 11 to 6 and substantially increased the number of minutes included with the monthly fee when compared with previous comparable digital and analog postpaid plans. However, to satisfy the more limited needs of low-usage postpaid subscribers, we maintained one additional postpaid plan which provides a moderately priced, fixed monthly charge coupled with a high per-minute airtime charge and relatively few free minutes.

      Prepay Plans. In contrast to postpaid subscribers, prepay customers typically generate low levels of cellular usage, have access to a limited number of value-added services, generally already own a handset and often are unwilling to make a fixed financial commitment or do not have the credit profile to purchase postpaid plan cellular services. Other prepay customers include vacationers and traveling business people who require cellular service for short periods of time. In addition to helping customers control costs, our prepay programs have no monthly bill and allow customers to prepay for cellular services in cash.

      In September 1997, we introduced our next-generation VIVA prepay service. VIVA provides for automated reactivation and value-added services such as voice-messaging. As of December 31, 2001, VIVA prepay cards were available in denominations of Ps.100, Ps.150, Ps.200 and Ps.500. Since January 1, 2002, after the implementation of a new tax to certain telecommunication services in Mexico, our VIVA prepay cards are only available in denominations of Ps.100 and Ps.150. See Item 3, “Key Information — Risk Factors — Risk Factors Relating to Doing Business in Mexico.”

      Hybrid Plans. In 2000, we launched the ID Pack, a hybrid plan with elements of postpaid and prepay plans targeted at high school and university-aged youths who want the status of a cellular phone but want to control their usage. The plan had a low monthly fee of Ps.99 and provided certain value-added services, with airtime purchased through the activation of a VIVA prepay card. In 2001, we launched the Lady Pack, a hybrid plan targeted at women in their 20s. Both of these plans were discontinued in January 2002. In February 2002, we launched the IDEAL plan, a new hybrid plan targeted at individuals who want the status of a cellular phone but want to control their usage. This plan also has a low monthly fee of Ps.165 and provides certain value-added services and 30 minutes worth of airtime per month. Additional airtime is purchased through the activation of a VIVA prepay card.

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

      Off-peak Pricing. Evidencing our commitment to innovation and our focus on differentiation, we launched an off-peak pricing rate plan for postpaid and prepaid subscribers in November 2001. For the first time in Mexico, this plan offered wireless customers a discounted per-minute tariff during nights and weekends. Our competitors soon followed our initiative.

      Strategy. We intend to continually review market pricing and will attempt to increase prices, if economic and competitive conditions permit, to keep pace with inflation. Constant adjustments to meet market and competitive conditions may require that we increase or decrease prices over short periods of time. See Item 5, “Operating and Financial Review and Prospects — Trend Information — Price Increases and Rollbacks.”

Activation, Billing and Collection Procedures

      We can activate a phone within 15 minutes or less for any prepay and postpaid customers. For postpaid customers who intend to pay their monthly charges with a credit card, there is a credit approval process prior to the delivery and activation of a cellular telephone. For postpaid customers who intend to pay their monthly charges in cash, there is a credit review process and a requirement of a security deposit, depending on the postpaid plan, in a minimum amount equal to 1.5 times the corresponding monthly rental fee. In 2000, we started to offer direct online activation to reduce the time of response to our customers.

      We have also implemented a system to monitor MOU levels and the number of calls to certain geographic areas in order to identify abnormal usage by postpaid subscribers. When abnormal usage is detected, we contact the subscriber to determine whether such usage has been authorized. We believe that these procedures are effective in reducing the number of billing disputes with subscribers and losses due to cellular fraud.

      Billing is currently administered using five different billing systems, including a cellular customer care and billing system provided by LHS Communications Systems, Inc. (LHS) in Regions 5, 6, 7, 8 and 9 which we also use for our 450 MHz fixed local wireless business, one point of sale system that provides billing, administration and control features, a proprietary residential long distance system, a proprietary system for high-volume business long distance customers and a purchased system for paging customers. We compile billing information from our switches by electronic transfer on an hourly basis for processing by our billing systems. We take protective and disaster recovery measures in connection with all billing information.

      From 1998 through 2001, we invested a total of U.S.$32.6 million in the cellular portion of our LHS cellular customer care and billing system.

      We mitigate our credit exposure in five ways:

•	for all customers by obtaining a credit report from the Buró Nacional de Crédito (National Credit Bureau), a Mexican affiliate of TransUnion Corporation;

•	by requiring payment to be made by credit card or, for those customers who do not pay by credit card, by requiring security deposits;

•	by requiring that postpaid customers purchase a bond, which provides for payment in the event of customer defaults;

•	by establishing credit limits, and portfolio segmentation, according to customers’ credit quality; and

•	by utilizing prepay services, which eliminate all credit risk.

      For 1999 and 2000, we reserved approximately 2.7% and 1.6% of our cellular revenues in each year for doubtful receivables. For 2001, we reserved approximately 1.7%% of our cellular revenues for doubtful receivables.

      In addition, we also record a revenue provision for those postpaid customers who had fallen behind in their payments and whose service had been suspended. Toward the end of the third quarter of 1999, we changed our billing practice for these postpaid customers. Rather than continue our policy of not charging monthly fees upon suspension, in the hope of receiving additional revenues from CPP tariffs for incoming local calls and from suspended customers who ultimately pay overdue amounts and reinitiate service, we began to permit incoming call service and continue to charge monthly fees to suspended customers for an additional two months, but reserved a substantial portion of the monthly fees as a revenue provision. This period was reduced to two months in the second quarter of 2000. This change in policy resulted in additional marginal revenue and in the increase in 1999 and 2000 reserves discussed above.

Network and Equipment

     Cellular Services

      As of December 31, 2001, our integrated mobile wireless network comprised 6 cellular switches, 537 cell sites, 135 repeaters and 24 microwave repeaters, and covered approximately 65% of all mobile wireless regional POPs, representing 51 million inhabitants or 65% of Mexico’s total population. In 2000, we added 63 cellular cell sites and 38 repeaters throughout our cellular regions. During 2001, we added 83 new cellular cell sites, 43 repeaters and 1 switch. As a result of the integration of Region 8 into our business, in 2001 we added 26 cell sites in Region 8 to our cellular network.

      In December 1997, we signed an agreement with subsidiaries of Lucent Technologies for the replacement of Iusacell’s existing analog network equipment with Lucent Technologies analog and CDMA digital network equipment. This replacement began in February 1998. All regions that we owned at the time were completely swapped out as of August 1999.

      We elected to deploy CDMA digital technology instead of TDMA technology based on our and Verizon’s evaluation of the two technologies. Verizon is successfully using CDMA technology in most of its U.S. markets with favorable customer response. CDMA offers significantly greater call-carrying capacity, superior voice quality, longer telephone battery life and greater fraud protection and is easier to upgrade than TDMA. We will maintain transmitting equipment to serve both analog and digital formats, and we are marketing tri-mode cellular and PCS telephones capable of sending and receiving both analog and digital transmissions in order to support roaming service between our cellular and PCS regions.

      Digital microwave links between cell sites and the landline system are supplied by various equipment manufacturers. Taking advantage of the ability of our various switching systems to run customized software, in 2000 we developed a proprietary software package which is able to track and report, in real-time, all aspects of network performance, including traffic analysis, call quality and alarms. In 2001 we began introducing the new Dense Wavelength Division Multiplexing (DWDM) technology in some high-traffic areas of our fiber optic network to increase capacity.

      We have a network operations and control center (NOCC) in Mexico City which oversees, administers and provides technical support to all our cellular regions. In 1999, we upgraded our NOCC by installing a new network management system that provides more complete and automated surveillance capabilities and fault and performance management for all network equipment. During 2000, we implemented a new network administration system that provides better surveillance and administration of network performance. We are installing another center for network operations in Toluca that will provide an alternative monitoring capability for the network in case of a contingency in the center for network operations located in Mexico City. We expect to start operations at the center to be located in Toluca during the second half of 2002.

      In March 2002 we started providing two-way Short Message Service (SMS) and we are evaluating the feasibility of installing a Packet Switched Data (PSD) platform to provide data services over the new 3G-1XRTT technology. Nevertheless, the network is being currently enhanced to support 3G-1XRTT handsets only for voice service in order to increase the network capacity.

     Other Services

      We provide paging services primarily using our own cellular network facilities as well as 69 owned and one leased paging antennas. For long distance, we use fiber optics and state-of-the-art digital systems. In particular, we use our three long distance switches and our own fiber optic network and transmission equipment, as well as other redundant facilities leased from Telmex and other competitors.

      We provide private data transmission services, primarily using excess capacity in our microwave backbone in our existing cellular network in Region 9.

      We expect that our local wireless network, if implemented in the 450 MHz frequency band, will be based on the most advanced digital switching, transmission and subscriber connection equipment that is readily available and commercially feasible. We would utilize our existing infrastructure, including one switch and fourteen 450 MHz cell sites, to the extent possible. If we opt to provide local wireless service through our 800 MHz cellular band, the digital technology that would be employed would offer additional features such as out-of-zone mobility.

Competition

      The offering of cellular services in Mexico is currently a regulated duopoly in each region. Iusacell Celular’s cellular competitor in all regions in which it provides service is Telcel, the holder of the Cellular B-Band concession for service throughout Mexico and the country’s largest cellular provider. Cellular systems compete principally on the basis of quality of telecommunications services, customer service, price, breadth of coverage area, roaming capabilities and value-added services. Operators are largely free to set their own rates, provided they are set on the basis of cost.

      We are facing increasing competition from companies providing mobile wireless telecommunications services utilizing alternative existing technologies. Nextel de México, S.A. de C.V. began marketing its enhanced specialized mobile radio services in 1998. In 1999, we began to face competition from the winners of 1.9 GHz (PCS) spectrum in the auctions concluded in May 1998. Pegaso commercially launched its mobile wireless PCS services in Tijuana in February 1999, initiated PCS services in Monterrey, Guadalajara and Mexico City later in 1999 and at the end of 2001 provided PCS service in 12 cities in Mexico. In May 2002, Telefónica Móviles announced that it signed an agreement to buy 65% of the share capital of Pegaso from Leap Wireless and Sprint PCS and intends to merge this entity into its existing operating company in Mexico. Unefón launched mobile wireless services in Acapulco and Toluca in February 2000, and now provides fixed and mobile wireless services in those two cities as well as in Mexico City, Guadalajara, Monterrey and 12 more cities in Mexico.

      In paging services, we compete with established companies such as Comunicaciones Mtel, S.A. de C.V. (Skytel), Operadora Biper, S.A. de C.V., Enlaces Radiofónicos, S.A. de C.V. (Digitel), Comunicación Dinámica Metropolitana, S.A. de C.V. (Coditel), Grupo Radio Beep, S.A. de C.V. and Buscatel, S.A. de C.V., a Telmex subsidiary. Some of our paging competitors have already established nationwide paging networks, giving them a significant operational and marketing advantage over us. In 1999, COFETEL concluded auctions for a series of nationwide and regional concessions for frequencies to be used to provide two-way paging services in which we did not participate. Moreover, we and other digital wireless providers, including Telcel and Pegaso, have begun to provide one-way and two-way short message services, which are paging services, over wireless frequencies.

      In providing long distance telephone service, we face or will face competition from 14 other concession holders, including Telmex and joint venture companies in which AT&T and MCI WorldCom have beneficial ownership interests. Presubscription balloting in which telephone customers were asked to elect their long distance carrier was conducted in 150 cities across Mexico in 1997, 1998 and 1999. We chose not to commit significant marketing resources to the balloting process and fared poorly in the initial balloting results.

      In the local telephony market, we expect to face significant competition from Telmex, the existing monopoly, and new competitors providing service over the 1.9 GHz (PCS) frequency bands, and 3.4-3.7 GHz (Wireless Local Loop) frequency bands, such as Axtel and Unefón.

      In providing data transmission services, we compete for customers with Telmex, state-owned Telecomunicaciones de México, which we refer to as Telecom, and the operational long distance companies.

In addition, we believe that the current Mexican data transmission industry includes over 1,000 private networks that provide data transmission services.

Government Regulation

      Telecommunications systems in Mexico are regulated by the SCT and by COFETEL, a decentralized regulatory body within the SCT, pursuant to the 1995 Telecommunications Law (Ley Federal de Telecomunicaciones), which became effective on June 8, 1995. Regulations governing international long distance, domestic long distance and local telephony have been promulgated under the 1995 Telecommunications Law. However, some rules from the prior Law of General Means of Communication (Ley de Vías Generales de Comunicación) and the rules promulgated under such law, including, without limitation, the Telecommunications Rules (Reglamento de Telecomunicaciones) which we collectively refer to as the Original Communications Laws, generally remain effective if they are not inconsistent with the 1995 Telecommunications Law and the rules promulgated under that law.

      These laws and regulations define the regulatory structure applicable to the nationwide telecommunications infrastructure and the provision of telecommunications services. They govern, among other things:

•	applications to obtain concessions to install, maintain and operate telecommunications systems;

•	the establishment of technical standards for the provision of telecommunications services;

•	the grant, revocation and modification of concessions and permits; and

•	the auction of spectrum.

      During the first half of 2001, the SCT announced that the 1995 Telecommunications Law would be amended to include new provisions related to competition, customer protection, spectrum auctions, permits for commercialization of telecommunication services and universal service. Reportedly, the amendments will focus more on networks than on services. The SCT and the telecommunications industry have been recently involved in discussions to define the content of the new law. We believe that the initiative could be presented to Congress for approval in 2002.

      In particular, the terms and conditions of concessions and permits granted under the Original Communications Laws, which is the case for the cellular concessions and permits granted to Iusacell and our subsidiaries, should be governed by the Original Communications Laws and respected under the new regulatory regime until their expiration. The 1995 Telecommunications Law may grant rights enhancing those set forth in the Original Communications Laws. For instance, rates charged by holders of concessions and permits granted under the Original Communications Laws no longer require prior approval from the SCT, but only require registration with COFETEL.

     Concessions and Permits

      To provide public telecommunications services in Mexico through a public network, the service provider must first obtain a concession from the SCT. Pursuant to the 1995 Telecommunications Law, concessions for public networks may not exceed a term of 30 years, and concessions for radioelectric spectrum may not exceed a term of 20 years. Concessions may be extended for a term equivalent to the term for which the concession was originally granted, but not to exceed such 20- or 30-year limit, as the case may be. Concessions specify, among other things:

•	the type of network, system or service;

•	the allocated spectrum, if applicable;

•	the geographical region in which the holder of the concession may provide the service;

•	the required capital expenditure program;

•	the term during which such service may be provided;

•	the payment, where applicable, required to be made to acquire the concession, including, where applicable, the participation of the Mexican government in the revenues of the holder of the concession; and

•	any other rights and obligations affecting the concession holder.

      In addition to concessions, the SCT may also grant permits for (i) establishing, operating or exploiting telecommunications services not constituting a public network (i.e., reselling) and (ii) installing, operating or exploiting transmission-ground stations. There is no specified maximum term for permits. Under the 1995 Telecommunications Law, only registration with the SCT is required to provide value-added telecommunications services.

      Under the 1995 Telecommunications Law and the Foreign Investment Law (Ley de Inversión Extranjera), concessions may only be granted to Mexican individuals and to Mexican corporations in which non-Mexicans hold no more than 49% of their voting shares or which are not otherwise controlled by non-Mexicans, except that, in the case of concessions for cellular communications services, foreign investment participation may exceed 49% with the prior approval of the Mexican Foreign Investment Commission of the Mexican Ministry of Economy (formerly the Ministry of Commerce and Industrial Development). The Mexican Foreign Investment Commission has recently ruled, upon application of Unefón, that concessions for PCS services should be treated identically to concessions for cellular services for foreign investment purposes. There are no foreign investment participation restrictions in respect of operations conducted under permits.

      A concession or a permit may be terminated pursuant to the 1995 Telecommunications Law upon:

•	expiration of its term;

•	resignation by the concession holder or the permit holder;

•	revocation;

•	expropriation; or

•	dissolution or bankruptcy of the concession holder or the permit holder.

      A concession or a permit may be revoked prior to the end of its term under certain circumstances, such as:

•	unauthorized or unjustified interruption of service;

•	the taking of any action that impairs the rights of other concessionaires or permit holders;

•	failure to comply with the obligations or conditions specified in the concession or permit;

•	failure to provide interconnection services with other holders of telecommunications concessions and permits;

•	loss of the concession or permit holder’s Mexican nationality in instances in which Mexican nationality is legally required;

•	unauthorized assignment, transfer or encumbrance of the concession or permit, of any rights under the concession or permit or of assets used for the exploitation of the concession or permit;

•	failure to pay to the Mexican government its fee for the concession or permit or, where applicable, its participation in the revenues of the holder of the concession or permit; or

•	participation of any foreign government in the capital stock of the holder of the concession or permit.

•	In addition, the SCT may establish for any concession further events which could result in revocation of that concession.

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

      In the case of an expropriation, the amount of the compensation is to be determined by appraisers. If the party affected by the expropriation disagrees with the amount appraised, it may initiate judicial action against the government. Should no agreement be reached on the amount of the indemnity in the case of a seizure or expropriation, the determination will be made by an independent appraiser. Iusacell is not aware of any instance in which the SCT has exercised any of these powers in connection with a cellular company.

     The Original Concession

      Our right to provide radiotelephony, local wireless and data transmission services nationwide, as well as cellular service in Region 9, is based upon the concession granted on April 1, 1957, as amended, which we refer to as the Original Concession, to Servicio Organizado Secretarial, S.A., merged into SOS Telecomunicaciones, S.A. de C.V., which we refer to as SOS. The term of the Original Concession is 50 years, and it expires on April 1, 2007. The Original Concession may, however, be revoked prior to such date in the event that SOS fails to comply with its terms or applicable law. The Original Concession is renewable upon timely application to the SCT, provided that SOS has complied with all of the requirements of the Original Concession and agrees to any new terms and conditions established by the SCT at the time of renewal.

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

      Initially, the Original Concession authorized only the installation and commercial operation of nationwide mobile (vehicle-installed) radiotelephone public service in the 132-144 MHz frequency range. Since then, however, the Original Concession has been amended numerous times, allowing us to expand the types of telecommunications services which we may offer. In 1978, the Original Concession was amended to grant SOS an additional allocation in the 440-450 MHz and 485-495 MHz frequency ranges in return for yielding a portion of its 132-144 MHz frequency range allocation. SOS retained the frequencies between 138 and 144 MHz.

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

      In accordance with the 1995 Telecommunications Law, SOS applied to renew the Original Concession in March 1997. Moreover, in December 1996, we applied to divide the Original Concession into two concessions, one relating to the provision of cellular services over the 800 MHz frequency band in Region 9, which would not be subject to restrictions on foreign investment, and a second relating to the 450 MHz frequencies, which would be subject to restrictions on foreign investment. We are currently negotiating the terms and conditions for such extension and division with COFETEL.

     Cellular Concessions

      Mexico is divided into nine cellular regions. The SCT has allocated cellular telephone system frequencies in each region in the Cellular A-Band and the Cellular B-Band. In each region, Telcel holds the Cellular B-Band concession and its cellular competitor in each region holds the Cellular A-Band concession.

      In Region 9, we hold the right to provide cellular service pursuant to an authorization granted to SOS by the SCT in 1989 under the Original Concession. In Regions 5, 6, 7 and 8, we hold the right to provide cellular service through our subsidiaries Comunicaciones Celulares de Occidente, S.A. de C.V., known as Comcel, Sistemas Telefónicos Portátiles Celulares, S.A. de C.V., known as Portacel, Telecomunicaciones del Golfo, S.A. de C.V., known as Telgolfo, and Portatel del Sureste, S.A. de C.V. known as Portatel, respectively. Comcel, Portacel, Telgolfo and Portatel each holds a 20-year concession expiring in 2010 which authorizes these subsidiaries to install, operate, maintain and exploit mobile public radiotelephone networks with cellular technology for commercial use in the Cellular A-Band. In consideration for these authorizations and concessions, the subsidiaries made initial payments to the Mexican government and, in addition, must make payments as follows:

Percent of Gross
Revenues Payable To
Subsidiary	Mexican Government

Comcel	8%
Portacel	7%
Telgolfo	8%
Portatel	6%

      By the terms of their concessions, Comcel, Portacel, Telgolfo and Portatel must continually modernize their services after receiving approval of their technical and economic plans from the SCT. In determining whether to approve these plans, the SCT is authorized to consider whether the plans sufficiently address factors such as the public interest (including, without limitation, teledensity) and efficiency and uniformity in telecommunications throughout Mexico. These concessions may be revoked or terminated prior to their expiration dates in the event the concession holder fails to comply with the conditions established in the concessions or applicable law. The concessions may, however, be renewed for a term equal to the original term upon timely application to the SCT, provided that the concession holder had complied with all of the requirements of its concession and agrees to any new terms and conditions established by the SCT at the time of such renewal.

     Paging

      On December 14, 1995, Iusacell Celular and Infomin formed Infotelecom as a joint venture to market national and international paging services. Infomin has a concession, which expires on July 20, 2009, to provide nationwide paging services in Mexico. Although the joint venture agreement between Iusacell Celular and Infomin contemplates that Infomin will ultimately transfer its paging concession to Infotelecom, Infomin’s paging concession prohibits foreign ownership of more than 49% of the voting shares of the entity holding the concession. Infomin, therefore, would be unable to contribute its paging license to the joint venture so long as Verizon continued to control the management of Iusacell Celular and Iusacell Celular continued to hold more than 49% of the voting shares of Infotelecom.

      In order to eliminate this obstacle to the transfer of the paging concession to Infotelecom, in December 1998 we sold a 2% interest in Infotelecom to Mr. José Ramón Elizondo, a former director of Iusacell Celular. As a result, we currently hold a 49% interest in Infotelecom. Infotelecom is required to make monthly payments to Infomin equal to 5% of all gross revenues for the preceding month. This payment represents the amount which Infomin as concession holder must pay to the SCT for the right to provide paging service. In 2000, Infomin received governmental approval to transfer its paging concession to Infotelecom. We nevertheless expect the transfer of the concession to be implemented in 2002. The financial statements of Infotelecom are consolidated with the financial statements of Iusacell. See Note 2 to the Consolidated Financial Statements.

     Long Distance

      Our right to provide international long distance services is based upon a long distance concession granted by the SCT to Iusatel, on October 16, 1995. The term of the long distance concession is 30 years and may be renewed upon timely application to the SCT, for an equal period of time, provided that Iusatel complies with certain requirements. Upon our application, the SCT and COFETEL modified this concession on December 17, 1997, authorizing a change in the coverage requirements and increasing flexibility in the choice of transmission technology.

      Pursuant to the modified concession, Iusatel is required to comply with technical specifications and had to serve with its own infrastructure a minimum of 11 specified cities by July 31, 1998, 26 additional specified cities by December 31, 1999 and another 13 additional specified cities by December 31, 2000. Iusatel complied with its coverage commitments in all cities except for Saltillo in Region 4. Therefore, in 2001 the SCT substituted Tlaxcala for Saltillo in our coverage commitment, and we are currently in compliance with all our coverage commitments.

      In February 1997, the Mexican Foreign Investment Commission conditioned its approval of Bell Atlantic assuming management control over Iusacell Celular upon the requirement, among others, that we transfer at least 51% of the voting shares of Iusatel to Mexican investors on terms acceptable to the Mexican Foreign Investment Commission. In November 1998, we complied with this requirement by having Mr. Elizondo agree to subscribe to 5.1% of the capital stock of Iusatel, comprising 51% of the voting shares thereof. We retained a 94.9% equity interest in Iusatel, including a 90% equity interest through the ownership of neutral limited voting stock (inversión neutra) and a 49% voting interest representing a 4.9% equity interest. The financial statements of Iusatel are consolidated with the financial statements of Iusacell Celular. See Note 2 to the Consolidated Financial Statements.

     Local Telephony

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

      These regulations classified radiocommunications services on the basis of the networks used to provide such services rather than upon the basis of subscriber terminal equipment. Radiocommunications networks are generally classified as either “fixed” or “mobile.” Our radiocommunications network is a mobile network. In 1993, the SCT clarified the ability, and indeed the obligation, of SOS to interconnect customers of its nationwide radiocommunications network regardless of whether such customers use fixed, mobile or portable telephones.

      Pursuant to the Original Concession, the commencement of construction and marketing of local wireless service in the 450 MHz frequency band on a commercial basis requires the prior approval of the SCT. We have never received the SCT’s approval of our technical and economic plans for local wireless service in the 450 MHz frequency band.

      However, Iusacell Celular has reached an agreement with the SCT on a technical process by which Iusacell Celular can provide local wireless service in the 450 MHz frequency band in some of its existing service regions and has received a right of first refusal to acquire the concessions to provide local wireless service in such regions.

      Our management is currently evaluating whether to exercise our right of first refusal. See Item 4, “Information on the Company — Business Overview — Other Services — Public and Rural Telephony and Local Fixed Wireless.”

      In September 1998, we determined that, because of many factors, including the impact of changing technology since the initiation of the 450 MHz fixed local wireless project in 1994, an impairment of our investment in 450 MHz TDMA technology had occurred. As a result, we recorded a substantial non-cash write-down of our investment in the 450 MHz fixed local wireless project. Given the obsolescence of our existing 450 MHz network infrastructure, we may record a non-cash write-down of substantially all of the remaining book value of the 450 MHz project fixed assets by the end of 2002.

      In November 1998, Mr. Elizondo agreed to subscribe 5.1% of the capital stock of Iusatelecomunicaciones, S.A. de C.V., the Iusacell Celular subsidiary which provides local wireless service in the 450 MHz frequency band on a trial basis, comprising 51% of our total voting shares. We retained a 94.9% equity interest in Iusatelecomunicaciones, including a 90% equity interest through the ownership of neutral limited voting stock (inversión neutra) and a 49% voting interest representing a 4.9% equity interest. The financial statements of Iusatelecomunicaciones are consolidated with the financial statements of Iusacell Celular. See Note 2 to the Consolidated Financial Statements.

     Data Transmission

      Our right to offer telex and provide public data transmission service throughout Mexico is derived from the Original Concession. We use our allocations in the 138-144 MHz, 440-450 MHz and 485-495 MHz frequency bands and excess capacity in our cellular microwave backbone in Region 9 to provide data transmission services.

     Satellite Transmission Permit

      On December 15, 1991, Satelitrón, a joint venture among Hughes Network Systems, Iusacell Celular and one other investor, was granted a 15-year permit to provide dedicated circuit services and private networks through Mexican satellites or any other satellites designated by the Mexican government. The Satelitrón permit is renewable for 15 additional years upon timely application to the SCT, provided Satelitrón has complied with all of the requirements of the permit and agrees to any new terms and conditions established by the SCT at the time of such renewal. Under this permit, Satelitrón is required to make monthly payments to the SCT equal to 2.5% of all gross revenues derived from its provision of access to its satellite bandwidth, and 2.5% of all such gross revenues to Telecom for supervision and supporting services. On March 22, 2001, we sold our 65.9% equity interest in Satelitrón and our ownership in the transmission hub to Telepuertos Satelitales, S.A. de C.V. for U.S.$1.3 million.

     Dedicated Microwave Circuit Services Permit

      On December 8, 1993, the SCT authorized SOS to use its microwave network’s excess capacity to provide dedicated circuit services. In accordance with the terms of this permit, these dedicated microwave circuits cannot be interconnected to public exchange networks, and the service must only be provided through the links of the microwave network authorized by the SCT. On February 1, 1994, the SCT authorized SOS to carry voice, data and video conferencing through these dedicated circuit services.

     Value-Added Services Permit

      On June 17, 1993, SOS was granted a permit to provide through its public network the following value-added telecommunications services to its cellular subscribers:

•	secretarial service;

•	voice mail; and

•	data transmission.

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

     Foreign Ownership Restrictions

      Pursuant to the 1995 Telecommunications Law and the 1993 Foreign Investment Law, holders of concessions to provide telecommunications services in Mexico, excluding providers of cellular service, cannot have a majority of their voting shares owned by, and cannot be otherwise controlled by, foreign persons. In February 1997, the Mexican Foreign Investment Commission conditioned its approval of Verizon assuming management control over Iusacell upon the requirement that, within a renewable period of 180 days, Iusacell Celular would transfer at least 51% of the voting shares of Iusatelecomunicaciones and Iusatel to Mexican investors on terms acceptable to the Mexican Foreign Investment Commission. The Mexican Foreign Investment Bureau twice extended the transfer deadline.

      In November 1998, we complied with this requirement by transferring 51% of the voting shares of these two subsidiaries to Mr. Elizondo by means of a subscription to capital. We retained 49% of the voting shares of these subsidiaries, representing 4.9% of their capital. We also hold an additional 90% of the capital of these subsidiaries through the ownership of neutral limited voting stock (inversión neutra) that does not constitute voting shares for purposes of the Mexican foreign investment laws. Consequently, we hold a 94.9% equity interest in these two subsidiaries, whose financial results we consolidate.

      To participate in the auctions for concessions for microwave frequencies concluded in September 1997, we formed Punto-a-Punto Iusacell, S.A. de C.V., a joint venture with Mr. Elizondo. The Mexican Foreign Investment Bureau approved a capital structure substantially similar to that authorized for Iusatel and Iusatelecomunicaciones for the microwave joint venture. The financial statements of Punto-a-Punto Iusacell are consolidated with the financial statements of Iusacell Celular. See Note 2 to the Consolidated Financial Statements.

      Moreover, in December 1998 Mr. Elizondo acquired a 2% interest in Infotelecom, from Iusacell Celular. As a result, we currently hold only 49% of this entity, complying with the condition precedent necessary to allow our other partner, Infomin, a Mexican controlled company, to transfer its paging concession to Infotelecom, as previously agreed with us.

     Rates for Telecommunications Services

      Under the Original Communications Laws, SCT approval was required for rates charged for all basic and certain value-added cellular services and for data transmission services. Historically, the SCT permitted rate increases based on the cost of service, the level of competition, the financial situation of the carrier and macroeconomic factors. Carriers were not allowed to discount the rates authorized by the SCT, although operators occasionally waived activation fees on a promotional basis. Interconnection rates were also authorized by the SCT. All terms of interconnection (such as point of interconnection) other than interconnection rates were negotiated between the regional non-wireline cellular carriers and Telmex under the SCT’s supervision. Rates for dedicated circuit services through microwave networks, and dedicated circuits and private networks through satellites, were not regulated under the Original Communications Laws.

      Under the 1995 Telecommunications Law, rates for telecommunications services, including cellular and long distance services, are now freely determined by the providers of such services. Providers are prohibited from adopting discriminatory practices in the application of rates. In addition, the SCT is authorized to impose specific rate requirements on those companies determined by the Federal Competition Commission to have substantial market power. All tariffs for telecommunications services, other than value-added services, must be registered with COFETEL prior to becoming effective.

      In January 2001, we negotiated a rate reduction with Telmex that decreases both long distance and local cellular interconnection charges from U.S.$0.0330 to U.S.$0.0125 per minute. Additionally, we negotiated with Telmex the terms regarding payment for the projects Telmex undertook to prepare its long distance network for competition. We paid Telmex a fixed payment of approximately U.S.$13.0 million and agreed to pay a U.S.$0.0053 per minute, usage based, surcharge to the local wireline interconnection rate for the next four years for long distance calls terminated in Telmex’s local networks.

      In December, 2001, Telmex, Alestra and Avantel reached an agreement to further reduce the long distance interconnection rate from U.S.$0.0125 per minute to U.S.$0.00975 per minute. We are currently in negotiations with Telmex to obtain similar terms for both our long distance business and local cellular interconnection rate.

     United States Regulation

      In 1982 Bell Atlantic, like all other regional Bell operating companies, was subject to a consent decree (the “Decree”) resulting from anti-trust litigation between the United States Department of Justice against AT&T. The Decree required AT&T to divest itself of its local telephone companies. Under the Decree, Bell Atlantic was prohibited, with certain limited exceptions, from providing interLATA (long distance) telecommunications, engaging in the manufacture of customer premises equipment (CPE), or engaging in the manufacture or sale of telecommunications equipment.

      The Telecommunications Act of 1996 (the “1996 Act”), which became effective on February 8, 1996, includes provisions that open local telephony markets to competition and would permit regional Bell operating companies, such as the local operating telephone companies of the former Bell Atlantic, to provide interLATA services (long distance) and video programming and to engage in manufacturing. Under the 1996 Act, the former Bell Atlantic was allowed to provide certain interLATA (long distance) services immediately upon enactment, including interLATA (long distance) services permitted under the Decree, interLATA (long distance) services originating outside the states where its subsidiaries provide local exchange telephone services and interLATA (long distance) services that are “incidental” to other permitted business such as wireless services.

      However, the ability of Verizon and its affiliates to engage in businesses previously prohibited by the Decree, including providing interLATA (long distance) services originating in the states where the former Bell Atlantic subsidiaries provide local exchange telephone service, and manufacturing CPE or telecommunications equipment, is largely dependent on satisfying certain conditions contained in the 1996 Act and related regulations.

      Since Iusacell Celular is a Verizon affiliate, its operations must comply with the terms of the Decree. In 1986 and 1993, Bell Atlantic obtained waivers under the Decree that allowed it to conduct business outside the United States, subject to certain exceptions and restrictions. Under such exceptions and restrictions, a foreign telecommunications entity (FTE) affiliated with Verizon, such as Iusacell, could not provide interexchange (long distance) telecommunications services between points in the United States or own any international telecommunications facilities in the United States.

      As to telecommunications traffic between the United States and a foreign country, an FTE could provide only the foreign “half” of such traffic. An FTE was prohibited from discriminating in handling traffic to and from the United States and was limited as to interests it could own in international cables and satellite facilities to and from the United States. Finally, an FTE was prohibited from exporting to the United States any telecommunications equipment or CPE manufactured outside the United States.

      The 1996 Act eliminated certain restrictions under the Decree including:

•	restrictions that precluded an FTE from providing the U.S. “half” of traffic originating in a foreign country;

•	restrictions on exporting to the United States telecommunications equipment or CPE manufactured outside the United States; and

•	restrictions on providing interLATA (long distance) telecommunications services between points in the United States or international long distance service originating in the United States, and from owning international telecommunications facilities in the United States subject to the same conditions that Verizon must satisfy under the 1996 Act and any regulations promulgated thereunder with respect to interLATA (long distance) telecommunications services originating in the states in which the former Bell Atlantic local exchange subsidiaries provide service.

      Under the 1996 Act, we may now provide both the foreign “half” and the United States “half” of telecommunications traffic originating in Mexico (or any other foreign country) and may now carry international telecommunications traffic which, although routed through the United States, neither originates nor terminates in the United States. In addition, we may carry United States originated traffic bound for Mexico (or other foreign countries) so long as the traffic originates outside the states where the former Bell Atlantic subsidiaries provide local exchange telephone service, except from those states where Verizon has obtained Section 271 approval and subject to having appropriate authority under Section 214 of the United States Communications Act of 1934.

      In 1996, Iusatel applied for and received authorization under Section 214 of the Communications Act to become a facilities-based provider of international long distance services from the United States. This Section 214 authorization was transferred to a Peralta Group entity in January 1997 in order not to delay the proposed change of control from the Peralta Group to Bell Atlantic. In 2002, Iusatel USA, Inc., a subsidiary of Iusatel, applied for and received authorization under Section 214 of the Communications Act to become a facilities-based provider of international long distance services from the United States. We have not yet determined whether we will engage in activities permitted by the 1996 Act or any Section 214 authorization we may receive. If we choose to engage in such activities, we cannot predict the specific impact of such activities on our business, financial condition or results of operations.

      Other laws of the United States may restrict activities of Iusacell Celular by virtue of Verizon’s ownership interest, including laws and regulations that restrict trade with, and investments in, specific countries, as well as the United States Foreign Corrupt Practices Act. The Foreign Corrupt Practices Act is also applicable to Iusacell because its securities are listed on the New York Stock Exchange.

      The Iusacell Shareholders’ Agreement contains provisions designed to require us to refrain from taking any actions that would cause Verizon to be in violation of applicable law.

C.     Organizational Structure

      The following table shows our principal direct (unless otherwise noted) subsidiaries, the majority of which are organized under the laws of Mexico, their principal line of business and the percentage of our ownership interest and voting power as of December 31, 2001.

		%	% Voting
Name	Line of Business	Ownership	Power

SOS Telecomunicaciones, S.A. de C.V.	Region 9 cellular	100	100
Comunicaciones Celulares de Occidente, S.A. de C.V.	Region 5 cellular	100	100
Sistemas Telefónicos Portátiles Celulares, S.A. de C.V.	Region 6 cellular	100	100
Telecomunicaciones del Golfo, S.A. de C.V.	Region 7 cellular	100	100
Grupo Portatel, S.A. de C.V. and subsidiaries	Region 8 cellular	78.3	78.3
Iusacell, S.A. de C.V.	Sales and marketing	100	100
Sistecel, S.A. de C.V.	Administrative services	100	100
Iusatel, S.A. de C.V.	Long distance	94.9	49
Iusatelecomunicaciones, S.A. de C.V.	Local wireless	94.9	49
Punto-a-Punto Iusacell, S.A. de C.V.	Microwave transmission	94.9	49
Infotelecom, S.A. de C.V.	Paging	49	49
Iusatel USA, Inc.(2)	Not currently operating	100	100

(2)	Held through Iusatel, S.A. de C.V.; Iusatel USA, Inc. is a company established in the United States.

      All of the above companies, including those in which we own directly or indirectly a minority voting interest, are consolidated with the financial statements of Iusacell Celular. See Note 2 to the Consolidated Financial Statements.

D.     Property, Plant and Equipment

      As of December 31, 2001, we operated in our service regions a total of 127 customer sales and service centers, 537 cellular cell sites, 135 repeaters, 24 cellular microwave transmission repeaters, microwave transmission repeaters, 14 fixed local wireless 450 MHz cell sites, 69 paging antennas, 6 switches for cellular service, 1 switch for local wireless service and 3 switches for long distance service.

      We generally lease the land and cellular tower space where our customer sales and service centers, cell sites, antennas, microwave transmission equipment and switching centers are located. We own and lease administrative offices in Mexico City as well as in Guadalajara, León, Puebla, Monterrey, Mérida, Tijuana and Ciudad Juárez. We generally own our cellular network equipment, subject to liens.

      As of December 31, 2001, the book value of our property and equipment, before accumulated depreciation of Ps.5,604.7 million (U.S.$612.1 million) for 2001, consisted of the following:

	Value

	(In thousands of constant pesos
Property and Equipment	as of December 31, 2001 and
	millions of U.S. dollars)

Buildings and facilities	Ps.1,623.4	U.S.$	177.3
Communications equipment	9,820.2		1,072.5
Furniture and fixtures	195.0		21.3
Transportation equipment	79.5		8.7
Computer equipment	1,446.4		158.0
Cellular rental telephones	9.1		1.0
Land	65.9		7.2
Construction in progress	1,225.5		133.8

      See Item 5, “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures” for a discussion of planned capital expenditures and existing encumbrances on our property and equipment. See also notes 4 and 8 to the Consolidated Financial Statements.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      You should read the following discussion and analysis in conjunction with the Consolidated Financial Statements included elsewhere in this Annual Report. Unless otherwise indicated, all financial information in this Annual Report is presented in constant pesos with purchasing power as of December 31, 2001. The U.S. dollar translations provided in this Annual Report are, unless otherwise indicated, calculated at the Noon Buying Rate at December 31, 2001, which was Ps.9.156 per U.S.$1.00. Sums may not add due to rounding.

A.     Operating Results

General

      The following discussion and analysis is intended to help you understand and cellular assess the significant changes and trends in the historical results of operations and financial condition of Iusacell Celular and subsidiaries and factors affecting our financial resources.

      The Consolidated Financial Statements have been prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. Note 23 to the Consolidated Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to Iusacell Celular’s. Note 23 to the Consolidated Financial Statements also provides a reconciliation to U.S. GAAP of Iusacell’s net income (loss) for the years ended December 31, 1999, 2000 and 2001 and of stockholders’ equity as of December 31, 2000 and 2001.

      As a Mexican company, we maintain our financial records in pesos. Pursuant to Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information,” and Bulletin B-12, “Statement of Changes in Financial Position,” issued by MIPA, Iusacell’s financial statements are reported in period-end pesos to adjust for the inter-period effects of inflation. The presentation of financial information in period-end, or constant, currency units is intended to eliminate the distorting effect of inflation on the financial statements and to permit comparisons across comparable periods in comparable monetary units. Bulletin B-10 requires us to restate non-monetary assets, non-monetary liabilities and the components of stockholders’ equity using the Indice Nacional de Precios al Consumidor (“INPC”). We have not eliminated the effects of these inflation accounting principles in the reconciliation to U.S. GAAP. See Note 23 to the Consolidated Financial Statements.

      Except where otherwise indicated, financial data for all periods in the Consolidated Financial Statements and throughout this Annual Report have been restated in constant pesos as of December 31, 2001, in accordance with the fifth amendment to Bulletin B-10. References in this Annual Report to “real” amounts are to inflation-adjusted pesos and references to “nominal” amounts are to unadjusted historical pesos. In calendar years 1999, 2000 and 2001, the rates of inflation in Mexico, as measured by changes in the INPC, were 12.3%, 9.0% and 4.4%, respectively. The inflation indices used are 1.1376 for 1999 figures and 1.0440 for December 2000 figures.

      In reporting under Mexican GAAP and in accordance with Bulletin B-10, we are required to quantify all financial effects of operating and financing the business under inflationary conditions. For presentation purposes, “integral financing cost (gain)” refers to the combined financial effects of:

•	net interest expense or interest income;

•	net foreign exchange gains or losses; and

•	net gains or losses on monetary position.

      Net foreign exchange gains or losses reflect the impact of changes in foreign exchange rates on monetary assets and liabilities denominated in currencies other than pesos. A foreign exchange loss arises if a liability is denominated in a foreign currency which appreciates relative to the peso between the time the liability is incurred and the date it is repaid, as the appreciation of the foreign currency results in an increase in the amount of pesos which must be exchanged to repay the specified amount of the foreign currency liability. We incurred a foreign exchange loss in 2000 on our U.S. dollar denominated debt as the peso depreciated against the U.S. dollar. A foreign exchange gain arises if a liability is denominated in a foreign currency which depreciates relative to the peso between the time the liability is incurred and the date it is repaid, as the depreciation of the foreign currency results in a decrease in the amount of pesos which must be exchanged to repay the specified amount of the foreign currency liability. In 1999 and 2001, we incurred a foreign exchange gain on our U.S. dollar denominated debt as the peso appreciated against the U.S. dollar.

      The gain or loss on monetary position refers to the gains and losses realized from holding net monetary liabilities or assets and reflects the impact of inflation on monetary liabilities and assets. For example, a gain on monetary position results from holding net monetary liabilities during periods of inflation, such as in 1998, 1999, 2000 and 2001, as the purchasing power of the peso declines over time.

Devaluation and Inflation

      Mexico experienced a severe economic crisis following the devaluation of the peso in December 1994, when the Mexican government first allowed the peso to fluctuate freely against the U.S. dollar. The value of the peso generally continued to decline during subsequent years, depreciating by 54.8% relative to the U.S. dollar in 1995 and by 22.7% in 1998. The peso has generally recovered and strengthened in recent years, depreciating by only 1.5% against the U.S. dollar in 2000 and appreciating by 4.8% in 2001.

      Depreciation of the value of the peso has contributed to sharp increases in inflation. Inflation, which had been 7.1% in 1994 as measured by changes in the INPC, increased to 52.0% and 27.7% in 1995 and 1996, respectively. After a reduction to 15.7% in 1997, inflation was 18.6% for the year 1998. Since then inflation has declined to 12.3% in 1999, 9.0% in 2000 and reached its lowest level in more than 30 years in 2001 to 4.4%.

      In the past, devaluation and depreciation of the peso as well as inflation have negatively affected our results of operations and financial condition and may do so in the future.

     Impact of Devaluation and Inflation on our Results of Operations

      The general economic conditions in Mexico resulting from the devaluation of the peso and the resulting inflation have had, and may have, an overall negative impact on our results of operations primarily as a result of the following factors:

•	Peso devaluations result in a decrease in the purchasing power of Mexican consumers, resulting in a decrease in the demand for all goods and services, including cellular telephony;

•	Due to competitive market conditions and the overall state of the Mexican economy, we have not been able to increase our prices in line with the inflation rate;

•	Significant inflation leads to an upward restatement of our assets, resulting in a substantial increase in depreciation and amortization expense.

•	Given our net U.S. dollar liability position, devaluation of the peso as compared to the U.S. dollar results in the recording of net foreign exchange losses, and appreciation of the peso as compared to the U.S. dollar results in the recording of net foreign exchange gains.

     Impact of Devaluation and Inflation on our Financial Condition

      The general economic conditions in Mexico resulting from the devaluation of the peso and the resulting inflation have had, and may have, an overall negative impact on our financial condition as result of the following factors:

•	Substantially all of our indebtedness is denominated in U.S. dollars. As a result, in a period of peso devaluation, the peso-carrying amount of such debt increases to reflect the additional pesos required to meet such foreign currency liabilities; and

•	Whenever the inflation rate exceeds the devaluation rate, as was the case in 1996, 1999, 2000 and 2001, the peso-carrying value of our assets purchased in foreign currencies is reduced. This is because, assuming that the foreign currency value of a given asset remains unchanged between periods, the value of such asset for the prior period is restated upwards using the inflation rate, while the valuation of such asset for the current period is restated using a foreign exchange rate which increased at a lower rate.

      See Item 5, “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Hedging” for a description of contracts we use to hedge.

Increase in Subscriber Base

      We use our automated VIVA prepay program in all of our cellular markets. In October 1999, we introduced a “one-single rate” plan for prepay customers. One-single rate prepay customers pay a single per minute rate for local, national long distance and international long distance service to the United States and Canada.

      The VIVA program has been extremely popular, with prepay customers increasing from an insignificant percentage of our subscriber base at its introduction to 73.4% at December 31, 1999 (970,509 subscribers), 73.7% at December 31, 2000 (1,238,625 subscribers) and 78.2% at December 31, 2001 (1,450,709 subscribers). Prepay customers comprised 86.7%, 74.8% and more than 100% of our net subscriber additions in 1999, 2000 and 2001, respectively. We expect that prepay customers will continue to comprise the substantial majority of new subscriber additions.

      The percentage of total service revenues derived from prepay customers was 11.9% in 1999, 13.0% in 2000 and 23.4% in 2001.

      In 1999 and 2000, we experienced a 27.2% and 25.6% increase in the aggregate number of postpaid customers, respectively, compared to the beginning period number, with limited migration by postpaid customers to prepay programs. In 2001 we experienced an 8.7% reduction in the number of postpaid customers. Many of these postpaid customers migrated to our prepay program or disconnected as a result of a higher postpaid churn rate derived from the stricter activation policies and retention programs implemented to increase the quality of additions. Moreover, as part of a review of postpaid customers implemented in the second quarter of 2001, including a targeted retention program, we decided to delete 11,600 postpaid customers from our subscriber base in that period.

      Prepay customers, on average, have substantially lower minutes of use than postpaid customers and do not pay monthly fees and, as a result, generate substantially lower average monthly revenues per subscriber, even though prepay plans involve higher outgoing call per minute airtime charges than the average postpaid plan. Consequently, as the proportion of prepay customers to our total subscribers continues to increase, we expect that average minutes of use per customer and average monthly revenues per customer will continue to decrease. The implementation of the CPP modality and the digitalization of the postpaid subscriber base have moderated this decline.

      In November 1998, we extended the life of our VIVA prepay cards from a maximum of 135 days to a maximum of 180 days to allow greater flexibility in their use. In April 1999, in anticipation of the advent of the CPP modality and for competitive reasons, we extended the life of our VIVA prepay cards to a maximum of 365 days. After the balance of a prepay card becomes zero (which occurs automatically after 180 days), the VIVA customer had 185 days to activate a new card before losing his phone number. During this 185-day period, the VIVA customer was considered an “incoming calls only” customer, able to receive incoming local calls, but not able to make outgoing calls.

      In October 1999, in order to evaluate whether we could generate additional revenues from “incoming calls only” customers, we extended the period of time to activate a new card from 185 days until April 30, 2000 for those “incoming calls only” customers who otherwise would have lost service before that date. Beginning May 1, 2000, we determined to return to our prior policy of maintaining “incoming calls only” customers for only 185 days and began to turn over “incoming calls only” prepay customers who had reached the 185-day limit without activating a new prepay card.

      Extending the life of VIVA prepay cards defers the deactivation of prepay customers who may in fact not be using the service. The November 1998 extension, by deferring prepay turnover for 45 additional days, contributed to the strong growth in subscriber net additions, particularly prepay net additions, during the fourth quarter of 1998. Likewise, the April 1999 and October 1999 extensions, by deferring prepay turnover, increased overall subscriber net additions in the second, third and fourth quarters of 1999 and the first quarter of 2000. The May 2000 decision to no longer defer the deactivation of prepay customers led to a decrease in overall subscriber net additions in the second, third and fourth quarters of 2000. Overall subscriber net additions in the second quarter of 2000 were also negatively affected by our decision to turn over approximately 25,000 prepay customers who had purchased but never activated a prepay card. Overall subscribers declined by approximately 14,000 in the third quarter of 2000 as a result of our decision to examine our entire prepay subscriber base and eliminate approximately 59,000 additional prepaid customers who had not made or received any calls for an extended period of time. In the second quarter of 2001 net prepay additions were affected by our decision to change the policy for reporting preactivated prepay sales in order to better focus on active customers and reduce the potential future churn. Under the new policy a preactivated prepay sale is now reported when the end-user places the first outgoing call. Accordingly, commissions related to this type of prepay sale are now paid only after the end-user places the first outgoing call. This policy change resulted in 88,300 disconnects of previously pre-activated but never used prepay phones from our customer base. As part of a restructuring of distribution processes, we conducted a comprehensive review of the prepay base in the second quarter of 2001. This review identified an additional 88,100 inactive prepay customers who were churned in that period.

      Additionally, we reduced the initial period for using up an activated prepay card and activating a new card from 185 days to 60 days effective July 1, 2001. This measure is intended as an incentive for customers to recharge their airtime on a more regular basis. As a result, approximately 345,000 incremental customers were transferred to the “incoming calls only” status in that quarter. The reduction in the initial period is in line with Mexican market practices. Any decision to further reduce or extend the VIVA card life for “incoming calls only” customers will also reduce or increase overall subscriber net additions for the period of the reduction or extension.

      At December 31, 2001, we had approximately 768,000 “incoming calls only” customers. The substantial majority of “incoming calls only” customers generate very low traffic.

      In late March 1999, we implemented marketing initiatives focused on increasing usage by and revenues derived from prepay customers. These initiatives included an approximate 6% price increase, the implementation of a Ps.59 or Ps.79 activation fee for a customer activating a telephone number with a Ps.250 or Ps.150 prepay card, an increase in the minimum denomination of the prepay card with which a customer can activate prepay service from Ps.100 to Ps.150, an adjustment of commissions to encourage distributors to activate customers with prepay cards of higher denominations and the sending of electronic reminders to customers to replenish their cards. During the second half of 2000, we began to migrate high-usage prepay customers to digital service and to sell digital handsets to new prepay customers. At the end of 2000 and 2001, 11% and 35% of the prepay subscriber base, respectively, were able to access digital service. These initiatives, together with the continuing efforts to increase the number of distribution points for prepay cards in order to facilitate and encourage their replenishment, appear to have had their intended results. Our new and existing prepay customers are generating higher revenues.

Digitalization

      Digital and dual-mode (i.e., digital-analog) handsets are substantially more expensive than analog handsets, although the prices for all types of handsets have declined over time. As a result, the subsidies we provide for handsets are higher than they would have been had we remained an exclusively analog service provider. The sale of digital handsets to new subscribers and the migration of analog postpaid subscribers to digital service began in 1998, with our introduction of digital service. During the second half of 2000, we began to migrate high-usage prepay customers to digital service and to sell dual-mode handsets to new prepay customers. In May 2001, we decided to no longer purchase any analog-only handsets. Upon the exhaustion of our existing inventory of analog-only handsets, we will only sell digital, dual mode and tri-mode handsets to our customers.

      We believe that digitalization will increase subscriber usage. Our experience has been that the average new digital customer uses his or her cellular telephone more than the average analog customer and that analog customers that migrate to digital service tend to increase their usage upon migration.

      Digital postpaid subscribers increased from 27,410 at December 31, 1998 to 337,341 at December 31, 2001. At December 31, 2001, only 66,647 postpaid subscribers were analog customers, the vast majority of which were rural postpaid terminals. At December 31, 2001, we had 511,236 digital prepay subscribers, representing approximately 35% of the total prepay customer base. We expect that the percentage of our prepay customers who use digital service will increase with our existing handset purchase and sale policy and our continued migration of prepay customers to digital service.

      In connection with Iusacell’s commercial launch of PCS services in Monterrey and Tijuana in December 2001, we expect to begin providing tri-mode handsets (which combine digital PCS, digital cellular and analog cellular modes) to targeted new postpaid customers in our five Regions. Tri-mode handsets are substantially more expensive than dual-mode handsets, although the prices for all types of handsets have declined over time. As a result, we expect that the subsidies we provide for handsets will be higher than they otherwise would be if we were only to provide dual-mode handsets in our cellular regions.

Tower Monetization

      In December 1999, we entered into a series of agreements with a Mexican affiliate of American Tower Corporation, which we refer to as MATC Celular. These agreements, among other things, give MATC Celular the right to acquire approximately 330 of our existing non-strategic towers. In 2001, we closed the sale of approximately 244 of these non-strategic towers to MATC Celular, receiving in excess of U.S.$34 million in net gains. On May 2002, we closed the sale of 25 additional non-strategic towers receiving approximately U.S.$4.2 million in net gains. We expect to sell up to an additional 61 non-strategic towers to MATC Celular during the remaining of 2002. Iusacell is leasing back these towers from MATC Celular and subleasing them to its operating subsidiaries.

      The difference between the sale price and book value of the towers sold is being recorded as a reduction in operating expense. In 2001, we recorded an expense reduction under Mexican GAAP of Ps.215.9 million in connection with our sale of 244 towers to MATC Celular. However, the leasing of the towers from MATC Celular results in an increase in our operating expenses, which we experienced in 2001. However, this effect was partially offset by the reduction in interconnection rate expenses registered in January 2001. Under U.S. GAAP, the majority of the gain was differed. See Note 23 to the Consolidated Financial Statements for a further discussion.

      Under U.S. GAAP, this sale was deferred. See Note 23 to the Consolidated Financial Statements for a further discussion.

Results of Operations

      The following table presents results of operations data for the years ended December 31, 1999, 2000 and 2001.

	Year Ended December 31,

	1999	2000		2001

	Ps.	Ps.	% Change	Ps.	% Change

	(In millions of constant December 31, 2001 pesos,
	except percentages)
Total revenues	4,783.0	5,729.7	19.8	6,288.8	9.8
Cost of sales	1,528.5	1,820.1	19.1	1,854.7	1.9
Operating expenses	1,643.2	1,917.6	16.7	2,220.3	15.8
Depreciation and amortization	1,620.3	2,381.0	46.9	2,568.7	7.9
Operating loss	(9.0)	(388.9)	(4,221.1)	(46.9)	87.9
Integral financing gain (loss)	(656.7)	155.0	—	125.1	(19.3)
Net (loss) profit	435.0	(672.4)	(254.6)	(297.7)	(55.7)

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

     Revenues

      Total revenues consist of service revenues and telephone equipment and other revenues. Our cellular service revenues are principally derived from the provision of mobile wireless telephone service in Mexico and also include revenues attributable to in-roaming and long distance service revenue generated by our mobile wireless subscribers as well as revenues from the provision of telecommunication services in Mexico other than wireless, including long distance service revenue from non-mobile subscribers and revenues from the provision of data transmission, fixed local wireless and paging services. Our service revenues also include all Bulletin B-10 inflation adjustments on all service revenue line items, whether mobile wireless service revenues or other service revenues. Telephone equipment and other revenues consist primarily of revenues from sales of mobile telephone equipment and accessories, as well as revenues attributable to out-roaming and revenues from the sale of dark fiber optic cable. Revenues attributable to out-roaming are passed through to the applicable host operator.

      The following table presents the source of our revenues for the years ended December 31, 2000 and 2001:

	Year Ended December 31,

	2000		2001		Change

	Ps.	%	Ps.	%	%

	(In millions of constant pesos as of
	December 31, 2001 except percentages)
Service revenues	5,201.0	90.8	5,681.7	90.3	9.2
Telephone equipment and other revenues	528.7	9.2	607.1	9.7	14.8

Total revenues	5,729.7	100.0	6,288.8	100.0	9.8

      The table below presents service revenues by source for the years ended December 31, 2001 and 2000:

	Year Ended December 31,

	2000(1)		2001(1)

	Ps.	%	Ps.	%

	(In millions of constant pesos as of
	December 31, 2001, except percentages)
Airtime(2)	2,533.4	48.7	2,840.8	50.0
Monthly fees	1,710.7	32.9	1,743.0	30.7
Long distance	532.5	10.2	649.4	11.4
Value-added services and in-roaming(4)	424.7	8.2	448.5	7.9

Total service revenues	5,201.0	100.0	5,681.7	100.0

(1)	Figures include intercompany eliminations.

(2)	Airtime includes amounts billed to other carriers for incoming minutes under CPP, additional outgoing postpaid minutes to those included in the package contracted and prepaid outgoing minutes net of unsuitable minutes. Incoming and outgoing airtime is charged on a per-minute basis for both peak (Monday to Friday, 8:00 a.m. to 10:00 p.m.) and non-peak airtime.

(3)	Includes fees for value-added services, such as call waiting, call transfer, emergency service, secretarial service and three-way calling, and revenues from premiums for surety bonds, insurance-related charges payable by subscribers, rural and public telephony, Iusacell’s cellular magazines and other revenues. Does not include charges for related airtime. Customers using value-added services such as news, weather, sports and entertainment reports are charged only for airtime. These revenues are therefore included in airtime.

      We had 1,854,697 and 1,681,219 mobile wireless subscribers at December 31, 2001 and 2000, respectively.

      Prepay subscribers increased 17.1% from 1,238,625 subscribers or 73.7% of total subscribers, at December 31, 2000 to 1,450,709 or 78.2% of total subscribers, at December 31, 2001. This figure includes 98,470 prepay subscribers in Region 8 in southern Mexico as a result of our acquisition of Portatel which represent 6.8% of the total prepay subscriber base at December 2001. “Incoming calls only” prepay customers, the substantially majority of whom generate little traffic, grew by 179.3% from 275,001 at December 31, 2000 to 768,076 at December 31, 2001. Revenues from these customers do not have certain costs associated with them which we incur in connection with postpaid customers, such as commissions on sales, advertising or bad debt expenses. Digital prepay customers grew by 270.6% from 137,943 at December 31, 2000 to 511,236 at December 31, 2001. Long distance included (LDI) prepay customers grew by 88.9% from 416,442 at December 31, 2000 to 786,477 at December 31, 2001. A prepay customer is included as a customer if the customer’s telephone number remains activated at the end of the reporting period. In the third quarter 2001, we reduced the initial period for using up an activated prepay card from 185 days to 60 days effective July 1, 2001 and began to turn over “incoming calls only” prepay customers who had reached the 305-day limit without activating a new card or otherwise recharging the airtime in their accounts.

      Postpaid subscribers decreased 8.7% from 442,594 subscribers or 26.3% of total subscribers at December 31, 2000 to 403,988 or 21.8% of total subscribers at December 31, 2001. This figure includes 15,112 postpaid subscribers in Region 8 in southern Mexico. Without including the Region 8 postpaid subscribers as of December 2001, the decline would have been 12.1% from period to period. Digital postpaid subscribers decreased by 11.6% from 381,696 at December 31, 2000 to 337,341 at December 31, 2001. LDI postpaid customers decreased by 19.1% from 89,363 at December 31, 2000 to 72,323 at December 31, 2001. The December 31, 2001 postpaid subscriber data includes approximately 37,972 public telephony numbers who are considered as postpaid customers since January 1, 2000.

      Total service revenues increased by 9.2% to Ps.5,681.7 million (U.S.$620.5 million) in 2001 from Ps.5,201.0 million (U.S.$568.0 million) in 2000 and represented 90.3% and 90.8% of total revenues in 2001 and 2000 respectively. Revenues increased primarily as a result of total subscriber growth, greater usage as a result of the digitalization of the postpaid subscriber base and traffic growth.

      Monthly fees from postpaid subscribers grew by 1.9% from Ps.1,710.7 million (U.S.$186.8 million) in 2000 to Ps.1,743.0 million (U.S.$190.4 million) in 2001. Monthly fees increased notwithstanding an increase in the number of lower-end subscribers in 2001. Airtime revenues increased 12.1% from Ps.2,533.4 million (U.S.$276.7 million) in 2000 to Ps.2,840.8 million (U.S.$310.3 million) in 2001, primarily as a result of traffic growth related to calling party pays and greater usage by postpaid subscribers. Long distance cellular revenue increased by 22.0% to Ps.649.4 million (U.S.$70.9 million) in 2001 from Ps.532.2 million (U.S.$58.1 million) in 2000. This growth is the result of higher usage by the subscriber base.

      Average monthly MOU’s for all subscribers for 2001 (excluding “incoming calls only” prepay customers) were 117, an increase of 24.5% as compared to the average monthly MOU’s of 94 in 2000. MOU’s among postpaid customers increased by 1.6% from 246 in 2000 to 250 in 2001. MOU’s among prepay customers also increased by 40.6% from 32 in 2000 to 45 in 2001. This increase in MOU’s was driven by traffic growth and greater usage by the total prepay subscriber base and the reduction of the period to utilize the prepay card from 180 days to 60 days.

      Nominal average monthly cellular revenue per subscriber for all subscribers (excluding “incoming calls only” prepay customers) increased 14.9% to Ps.370 (U.S.$40.4) in 2001 from Ps.322 (U.S.$35.2) in 2000. The increase was driven mainly by higher usage by the subscriber base, traffic growth and the reduction of the period to utilize the prepay card from 180 days to 60 days.

      Postpaid subscriber churn increased to an average monthly level of 3.8% in 2001 from 3.5% in 2000. We have taken strict collection procedures to reduce the bad debt expense and have implemented new activation policies and retention programs.

      Telephone Equipment and Other. Telephone equipment and other revenues increased 14.8% to Ps.607.1 million (U.S.$66.3 million) in 2001 from Ps.528.7 million (U.S.$57.7 million) in 2000. The 14.8% increase in revenues comes mainly from out-roaming fees.

     Cost of sales

      Our cost of sales includes cost of services, cost of telephone equipment and other costs. Total cost of sales increased 1.9% to Ps.1,854.7 million (U.S.$202.6 million) in 2001 from Ps.1,820.1 million (U.S.$198.8 million) in 2000. As a percentage of total revenues, cost of sales decreased to 29.5% in 2001 from 31.8% in 2000.

      Cost of Services. Cost of services includes taxes and fees on revenues payable to the Mexican government, interconnection costs, technical costs such as maintenance, repair costs, lease expenses, salaries of technical personnel and utilities on a pro-rata basis. As a percentage of total revenues, cost of services decreased to 23.5% in 2001 from 25.6% in 2000. Cost of services slightly increased 0.9% to Ps.1,476.6 million (U.S.$161.3 million) in 2001 from Ps.1,464.1 million (U.S.$159.9 million) in 2000. The increase was primarily driven by the higher access costs paid to other carriers due to increased mobile-to-mobile CPP traffic as well as lease costs following the sale of certain transmission towers in 2001. See Item 5 “Operating and Financial Review and Prospects — Operating Results — Tower Sales”. Partially offsetting those items were the reduction of interconnection rates in January 2001, the more efficient use of our fiber network and the one-time adjustment in provisions of gross cellular airtime revenues payable to the Mexican government.

      Cost of Telephone Equipment and Other. Cost of telephone equipment and other includes that portion of handset and accessory costs that are not capitalized, handset and accessory inventory obsolescence charges and the cost of dark fiber optic cable sold. Cost and telephone equipment and other increased 6.2% to Ps.378.1 million (U.S.$41.3 million) in 2001 from Ps.356.0 million (U.S.$38.9 million) in 2000 primarily due to the three-month consolidation of Portatel, partial subsidization of telephones sold to prepay customers and an increase in accessory obsolescence charges. As a percentage of the telephone equipment and other revenues, the cost of telephone equipment and other decreased to 62.3% in 2001 from 67.3% in 2000. The cost of a cellular handset given to a postpaid customer is amortized over 12 months, the average length of our cellular contract, instead of being immediately expensed in the period in which the customer received the telephone.

     Operating expenses

      Operating expenses increased 15.8% to Ps.2,220.3 million (U.S.$242.5 million) in 2001 from Ps.1,917.6 million (U.S.$209.4 million) in 2000. As a percentage of total revenues, operating expenses increased from 33.5% in 2000 to 35.3% in 2001. As a percentage of total revenues, sales and advertising expenses decreased to 22.3% in 2001 from 24.6% in 2000. In peso terms, sales and advertising expenses increased 14.9%, to Ps.1,612.2 million (U.S.$176.1 million) from Ps.1,403.3 million (U.S.$153.3 million) in 2000, primarily because of higher television advertising rates as well as expenses incurred in association with the consolidation of Region 8 cellular service into our business. General and administrative expenses increased 18.2% to Ps.608.0 million (U.S.$66.4 million) in 2001, from Ps.514.3 million (U.S.$56.2 million) in 2000, due to lower capitalization of engineering expenses, higher consulting and vendor fees as well as charges associated with the consolidation of Portatel, the provider of cellular service in Region 8 which we acquired. As a percentage of total revenues, general and administrative expenses increased slightly to 9.7% in 2001 from 9.0%.

     Other income

      We had other income of Ps.307.9 million (U.S.$33.6 million) in 2001 mainly as a result of the sale of 244 towers to MATC Celular. The same towers were immediately leased back from MATC Celular by our parent’s subsidiary Iusacell Arrendadora, S.A de C.V. See Item 5, “Operating and Financial Review and Prospects — Operating Results — Tower Monetization”.

     Depreciation and amortization

      In 2001, management completed a review of its depreciation and amortization policies related to certain analog and digital network equipment and postpaid handsets. The aim of the study was to align the estimated remaining useful lives of those assets with current international benchmarks. As a result of the review, a change in the weighted estimated useful life of the network assets was made. The weighted average useful life for the network equipment was extended to 10 years, compared to the 8.7 years previously used. With regard to the amortization of postpaid handset costs, we shortened the average amortization period from 18 months to 12 months. Depreciation and amortization expenses increased 7.9% to Ps.2,568.7 million (U.S.$280.5 million) in 2001, from Ps.2,381.0 million (U.S.$260.0 million) in 2000 due primarily to the higher postpaid handset amortization expense in 2001.

     Operating loss

      We reported an operating loss of Ps.46.9 million (U.S.$5.1 million) in our Consolidated Financial Statements in 2001, compared to an operating loss of Ps.388.9 million (U.S.$42.5 million) in 2000. The lower operating loss was attributable to the benefit resulting from the sale of our towers. Without considering this benefit, our operating loss for 2001 would be Ps.354.8 million (U.S.$38.8 million).

     Integral financing (results)

      We recorded an integral financing cost of Ps.125.1 million (U.S.$13.7 million) in 2001 compared to an integral financing cost of Ps.155.0 million (U.S.$16.9 million) in 2000. The lower cost was attributable to several factors. Net interest expense decreased by 24.3% from Ps.509.8 million (U.S.$55.7 million) in 2000 to Ps.385.9 million (U.S.$42.1 million) in 2001 as a result of lower interest rates and a stronger peso which appreciated by 4.8% against the U.S. dollar from December 2000 to December 2001. Also due to this appreciation of the peso, we recorded a foreign exchange gain of Ps.95.8 million (U.S.$10.5 million) in 2001 compared to a foreign exchange loss of Ps.19.6 million (U.S.$2.1 million) in 2000. We also posted a lower gain in monetary position of Ps.165.0 million (U.S.$18.0 million) in 2001 compared to a gain of Ps.374.4 million (U.S.$40.9 million) in 2000 due to the effect of our net peso liability position of the lower period-over-period inflation rate of 4.4% in 2001 compared to 8.9% in 2000.

     Net loss

      As a result of the factors described above, our net loss was Ps.297.7 million (U.S.$32.5 million) in 2001 compared to a net loss of Ps.672.4 million (U.S.$73.4 million) in 2000.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

     Revenues

      The following table presents the source of our revenues for the years ended December 31, 1999 and 2000.

	Year Ended December 31,

	1999		2000		Change

	Ps.	%	Ps.	%	%

	(In millions of constant pesos as of
	December 31, 2001, except percentages)
Service revenues	4,285.9	89.6	5,201.0	90.8	21.4
Telephone equipment and other revenues	497.1	10.4	528.7	9.2	6.4

Total revenues	4,783.0	100.0	5,729.7	100.0	19.8

     Services

      The table below presents service revenues by source for the years ended December 31, 1999 and 2000.

	1999(1)		2000(1)

	Ps.	%	Ps.	%

	(In millions of constant pesos as of
	December 31, 2001, except percentages)
Airtime(2)	1,720.9	40.2	2,533.4	48.7
Monthly fees	1,606.8	37.5	1,710.7	32.9
Long distance	554.3	12.9	532.2	10.2
Value-added services and in-roaming(3)	403.9	9.4	424.7	8.2

Total service revenues	4,285.9	100.0	5,201.0	100.0

(1)	Figures reflect intercompany eliminations.

(2)	Airtime includes amounts billed to other carriers for incoming minutes under CPP starting May 1, 1999. Incoming and outgoing airtime is charged on a per-minute basis for both peak (Monday to Friday, 8:00 a.m. to 10:00 p.m.) and non-peak airtime.

(3)	Includes fees for value-added services, such as call waiting, call transfer, emergency service, secretarial service and three-way calling, and revenues from premiums for surety bonds, insurance-related charges payable by subscribers, rural and public telephony and Iusacell’s cellular magazine. Does not include charges for related airtime. Customers using value-added services such as news, weather, sports and entertainment reports are charged only for airtime. These revenues are therefore included in airtime.

      Postpaid subscribers increased by 25.6% from 352,289 subscribers, or 26.6% of total subscribers, at December 31, 1999, to 442,594 subscribers, or 26.3% of total subscribers, at December 31, 2000. Digital postpaid customers grew by 73.6% from 219,829 at December 31, 1999 to 381,696 at December 31, 2000. LDI postpaid customers grew by 402.7% from 17,776 at December 31, 1999 to 89,364 at December 31, 2000. The December 31, 2000 postpaid subscriber data includes approximately 12,000 public telephony customers who in the second quarter of 2001 were reclassified, retroactively to January 1, 2000, as postpaid customers rather than prepay customers.

      Service revenues increased by 21.4% to Ps.5,201.0 million (U.S.$568.0 million) in 2000 from Ps.4,285.9 million (U.S.$468.1 million) in 1999 and represented 90.8% and 89.6% of total revenues in 2000 and 1999, respectively. Revenues increased primarily as a result of subscriber growth, greater usage as a result of the digitalization of the postpaid subscriber base and traffic growth related to calling party pays (which resulted in a significant increase in incoming calls and contributed to the growth in prepay subscribers). This increase was offset in part by the decline in nominal average monthly cellular revenue per subscriber and long distance cellular revenues described below.

      Monthly fees from postpaid customers increased 6.5% during 2000, Ps.1,710.7 million (U.S.$186.8 million) as compared to Ps.1,606.8 million (U.S.$175.5 million) in 1999. This was primarily a result of a migration of postpaid customers from higher to lower monthly fixed charge products, offset by the increase in the postpaid subscriber base. Airtime revenues increased 47.2% from Ps.1,720.9 million (U.S.$188.0 million) in 1999 to Ps.2,533.4 million (U.S.$276.7 million) in 2000, primarily as a result of subscriber growth, traffic growth related to calling party pays and greater usage generated by the digitalization of the postpaid subscriber base. Long distance service revenues decreased 4.0% from Ps.554.3 million (U.S.$60.5 million) in 1999 to Ps.532.2 million (U.S.$58.1 million) in 2000. We believe this decline was due to the increase in the postpaid and prepay LDI customer base, which replaces per-minute long distance charges that are allocated to long distance service revenues with higher per-minute airtime charges that are not allocated to long distance service revenues.

      In the second quarter of 2000, in order to conform to standards applied by other Verizon International affiliates, we changed our methodology in calculating average monthly MOUs and nominal ARPU to (i) include minutes of use from incoming calls to postpaid customers, and (ii) exclude revenues generated from the sale of handsets and accessories to postpaid customers. The MOU and ARPU data presented below for 2000 and 1999 have been calculated using this new methodology.

      Average monthly MOUs for all subscribers for 2000 (excluding “incoming calls only” prepay customers) were 94, an increase of 3.3% as compared to the average monthly MOUs of 91 in 1999. MOUs among postpaid customers increased 17.7% from 209 MOUs in 1999 to 246 MOUs in 2000. MOUs among prepay customers increased 18.5% to 32 in 2000 from 27 in 1999. This increase in MOUs was driven by the traffic growth related to CPP and by the continuing digitalization of the customer base.

      Nominal average monthly revenue per subscriber for all subscribers (excluding “incoming calls only” prepay customers) decreased 3.9% from Ps.335 (U.S.$36.6) in 1999 to Ps.322 (U.S.$35.2) in 2000. This blended decline, primarily due to the increase in the percentage of prepay customers (excluding “incoming calls only” customers), masks a 5.0% increase in postpaid customer nominal ARPU and a 7.5% increase in prepay customer nominal ARPU.

      Postpaid subscriber churn increased to an average monthly level of 3.51% in 2000 from 2.96% in 1999. We believe that this increase in churn was related to inadequate credit and collection procedures at the time of activation. We have taken steps to correct this situation.

      Telephone Equipment and Other. Telephone equipment and other revenues increased by 6.4% from Ps.497.1 million (U.S$54.3 million) in 1999 to Ps.528.7 million (U.S.$57.7 million) in 2000. The 71.1% increase in revenues attributable to out-roaming fees, from Ps.199.7 million (U.S.$21.8 million) in 1999 to Ps.341.7 million (U.S.$37.3 million) in 2000, more than offset (i) the 12.6% decline in handset revenues, from Ps.125.6 million (U.S.$13.7 million) in 1999 to Ps.109.8 million (U.S.$12.0 million) in 2000 and (ii) the absence of revenues from the sale of dark fiber optic cable in 2000, which in 1999 represented Ps.68.7 million (U.S.$7.5 million) in revenues.

     Cost of Sales

      Total cost of sales increased 19.1% to Ps.1,820.1 million (U.S.$198.8 million) in 2000 from Ps.1,528.5 million (U.S.$166.9 million) in 1999. As a percentage of total revenues, cost of sales decreased to 31.8% in 2000 from 32.0% in 1999.

      Cost of services. Cost of services increased 19.8% to Ps.1,464.1 million (U.S.$159.9 million) in 2000 from Ps.1,221.9 million (U.S.$133.5 million) in 1999. This increase was mainly due to the 21.4% increase in service revenues, which resulted in higher overall (i) taxes and fees payable to the Mexican government and

(ii) Telmex interconnection fees. As a percentage of service revenues, cost of services decreased slightly from 28.5% in 1999 to 28.2% in 2000.

      Cost of telephone equipment. Cost of telephone equipment and other increased by 16.1% to Ps.356.0 million (U.S.$38.9 million) in 2000 from Ps.306.6 million (U.S.$33.5 million) in 1999 primarily due to the expensed partial subsidization of telephones sold to prepay customers and an increase in handset inventory obsolescence charges. As a percentage of telephone equipment and other revenues, the cost of telephone equipment and other increased to 67.3% in 2000 from 61.7% in 1999. The cost of a cellular handset given to a postpaid customer was amortized over 18 months, the average maturity of our cellular contract in these periods.

     Operating Expenses

      Operating expenses increased 16.7% to Ps.1,917.6 million (U.S.$209.4 million) in 2000 from Ps.1,643.2 million (U.S.$179.5 million) in 1999. As a percentage of total revenues, operating expenses decreased to 33.5% in 2000 from 34.4% in 1999. Sales and advertising expenses increased 33.8% from Ps.1,048.7 million (U.S.$114.5 million) in 1999 to Ps.1,403.3 million (U.S.$153.3 million) in 2000, primarily because of increased commissions to distributors resulting from higher sales and revenue-related increases in advertising. General and administrative expenses decreased by 13.5% from Ps.594.5 million (U.S.$64.9 million) in 1999 to Ps.514.3 million (U.S.$56.2 million) in 2000 mainly due to cost containment programs and higher productivity.

     Depreciation and Amortization

      Depreciation and amortization expenses increased by 46.9% to Ps.2,381.0 million (U.S.$260.0 million) in 2000 from Ps.1,620.3 million (U.S.$177.0 million) in 1999. This increase was primarily due to the completion in late 1999 of the deployment of the new Lucent Technologies analog and digital network and the additional investments made in 1999 and 2000 to satisfy the capacity and coverage requirements for continued growth and quality standards. In addition, in the fourth quarter of 1999, we completed the implementation of our new LHS cellular billing system and we capitalized all associated costs. The continued digitalization of the postpaid subscriber base resulted in greater amortization expenses driven mainly by increased purchases of more expensive digital handsets.

     Operating Loss

      We recorded an operating loss of Ps.388.9 million (U.S.$42.5 million) in 2000 as compared to an operating loss of Ps.9.0 million (U.S.$1.0 million) in 1999.

     Integral Financing Results

      We recorded an integral financing cost of Ps.155.0 million (U.S.$16.9 million) in 2000 compared to an integral financing gain of Ps.656.7 million (U.S.$71.7 million) in 1999. Net interest expense increased to Ps.509.8 million (U.S.$55.7 million) in 2000 from Ps.305.7 million (U.S.$33.4 million) in 1999. In addition, as a result of the slight peso devaluation in 2000 as compared to the peso appreciation against the U.S. dollar in 1999, we recorded a foreign exchange loss of Ps.19.6 million (U.S.$2.1 million) in 2000 as compared to a foreign exchange gain of Ps.210.3 million (U.S.$23.0 million) in 1999. We also experienced a decrease in gain in monetary position from Ps.752.1 million (U.S.$82.1 million) in 1999 to Ps.374.4 million (U.S.$40.9 million) in 2000 due to the effect on our net peso liability position of a lower period-over-period inflation as measured by changes in the INPC, 12.3% in 1999 as compared to 8.9% in 2000.

     Net Income (loss)

      As a result of the factors described above, our net loss was Ps.672.4 million (U.S.$73.4 million) in 2000 compared to a net income of Ps.435.0 million (U.S.$47.5 million) in 1999.

Income Tax, Asset Tax and Employees’ Profit Sharing

      Beginning January 1, 1999, as a result of Mexican income tax law amendments, we must limit our tax consolidation to 60% of all our subsidiaries, except for four entities (Iusatel, S.A. de C.V., Iusatelecomunicaciones, S.A. de C.V., Infotelecom, S.A. de C.V., and Punto-a-Punto Iusacell, S.A. de C.V.) which are not included in our consolidated tax return (although they are consolidated for financial reporting purposes), because we do not hold at least 51% of the voting shares of such subsidiaries. We filed an injunctive action (amparo) against the new income tax law amendments on the basis that the law is unconstitutional. This injunctive action was rejected on technical grounds and we are not allowed to file another motion on the same grounds.

      In December 2000, the Mexican Treasury Department (Secretaría de Hacienda y Crédito Público) ruled that we could prepare consolidated tax returns for ourselves and the subsidiaries in which we hold a majority of voting shares and thereby apply our net operating loss carryforwards against our and such subsidiaries’ profits. In April 2001, the Mexican Treasury Department ruled that Iusacell Celular’s net operating loss carryforwards would be transferred to Iusacell, so that Iusacell could apply such net operating loss carryforwards against its and its majority-owned subsidiaries’ tax result.

      Iusacell and its subsidiaries pay an alternative net asset tax, which is levied on the average value of substantially all assets less certain liabilities. This tax, which is 1.8% of the taxable base, is required to be paid if the amount of the asset tax exceeds the computed income tax liability. We provided for Ps.150.9 million (U.S.$16.5 million), Ps.156.3 million (U.S.$17.1 million) and Ps.146.4 million (U.S.$16.0 million) as asset tax for 1999, 2000 and 2001, respectively. These taxes may be applied in subsequent years against income tax payments, to the extent income tax liabilities for such years exceed the net asset tax calculation. Due to net losses, we paid no income taxes in 2001 and paid the asset taxes specified above. In 2000, as a result of the new tax consolidation rules, we paid Ps.82.4 million (U.S.$9.0 million) in income taxes as well as the asset tax specified above, even though Iusacell recorded a net loss on a fully consolidated basis. See Note 12 to the Consolidated Financial Statements for a discussion of our carryforward tax losses.

      While we have no employees at the holding company level, our subsidiaries are required under Mexican law to pay their employees, in addition to their required compensation and benefits, profit sharing in an aggregate amount equal to 10% of the taxable income of the relevant subsidiary (calculated without reference to inflation adjustments or amortization of tax loss carryforwards). There was no statutory profit sharing in any periods presented.

New Mexican Accounting Pronouncements

      In November 2001, the MIPA issued the revised Bulletin C-9, “Liabilities, Provisions, Contingent Assets and Liabilities and Commitments” (Bulletin C-9), which establishes a methodology for valuation, presentation and disclosure of liabilities and provisions, as well as for valuation and disclosure of contingent assets and liabilities, and for disclosure for commitments. The revised Bulletin C-9 states that (i) all contingent assets that have a practical true realization must be accounted and disclosed in the financial statements; (ii) contingent assets that have a probable realization cannot be accounted for in the financial statements, but must be disclosed; and (iii) contingent assets that do not have a probable realization and cannot be accounted for in the financial statements are not required to be disclosed. Bulletin C-9 requires disclosure of committed amounts when it represents significant fixed assets additions. The provisions of Bulletin C-9 are required to be applied beginning on January 1, 2003, although early adoption is recommended.

      In addition, in December 2001, the MIPA issued revised Bulletin C-8, “Intangible Assets” (Bulletin C-8), which defines intangible assets as costs incurred and rights or privileges acquired that will generate a future economic benefit. Revised Bulletin C-8 states that pre-operating costs should be expensed as a period cost, unless they could be classified as development costs. Bulletin C-8 requires that intangible assets with finite useful lives should be amortized over its useful life. The provisions of Bulletin C-8 are required to be applied beginning on January 1, 2003, although early adoption is recommended.

U.S. GAAP Reconciliation

      The principal differences between Mexican GAAP and U.S. GAAP as they relate to Iusacell are the adjustment for the effects of inflation, minority interest, purchase accounting, deferred income taxes, capitalization of pre-operating costs, derivative financial instruments, provisions for consolidation of facilities and accounting for non-monetary exchanges, and sale-leaseback transactions. See Note 23 to the Consolidated Financial Statements for a reconciliation to U.S. GAAP of stockholders’ equity and net profit (loss) for the respective periods presented.

New U.S. Accounting Pronouncements

      In July 2001, the FASB issued FAS No. 141, “Business Combinations,” which supercedes APB No. 16, “Business Combinations” and amends or supercedes a number of related interpretations of APB No. 16. The Statement is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method that are completed after June 30, 2001. FAS No. 141 addresses financial accounting and reporting for business combinations, eliminates the pooling-of-interests method of accounting for business combinations, and prescribes the initial recognition and measurement of goodwill and other intangible assets, accounting for negative goodwill and the required disclosures in respect of business combinations. The Company applied SFAS 141 to the Portatel acquisition and SFAS 142 to the intangible assets acquired therein.

      In July 2001, the FASB also issued FAS No. 142, “Goodwill and Other Intangible Assets”, which supercedes APB No. 17, “Intangible Assets.” The Statement is effective for fiscal years beginning after December 15, 2001 and may not be retroactively applied to financial statements of prior periods. FAS No. 142 requires that goodwill, including previously existing goodwill and intangible assets with indefinite useful lives not be amortized but should be tested for impairment annually, or more frequently if impairment indicators arise. Goodwill and intangible assets with indefinite useful lives will no longer be tested for impairment under FAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.” The Company expects that due to the adoption of SFAS 141 and 142, amortization of approximately Ps.169,833, corresponding to all of the Company’s goodwill at December 31, 2001, will not be recorded during 2002, which previously would have been.

      The Financial Accounting Standards Board (“FASB”) recently issued SFAS 143, “Accounting for Obligations Associated with the Retirement of Long-Lived Assets”, which is effective for fiscal years beginning after June 15, 2002. The objectives of SFAS 143 are to establish accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost.

      In 2001, the FASB issued SFAS 144, “Accounting for the Impairment of Long-Lived Assets”, which supersedes SFAS 121, “Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of”, and APB 30, “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. SFAS 144 provides new guidance on (1) the recognition of impairment losses on long-lived assets to be held and used or to be disposed of and (2) how the results of a discontinued operation are to be measured and presented. It also broadens the definition of what constitutes a discontinued operation. It is effective for fiscal years beginning after December 15, 2001.

      In April of 2002, the FASB issued SFAS 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” As a result, companies will no longer be allowed to classify gains and losses from extinguishments of debt as extraordinary items unless they meet the criteria of APB 30. Gain and losses from extinguishments of debt that have been classified as extraordinary in prior years that do not meet the criteria of APB 30 shall be reclassified on a go forward basis. In addition, SFAS 145 requires that capital leases that are modified so that the resulting lease agreement is classified as an operating lease be accounted for under the sale-leaseback provisions of SFAS 28 or 98, as applicable, instead of SFAS 13. The provisions of this statement with regard to SFAS 4 will be effective for fiscal years beginning after May 15, 2002, and those for SFAS 13 will be effective for transactions occurring after May 15, 2002.

      We are currently evaluating the adoption of SFAS 143, 144 and 145 will have on our results of operations and financial position.

Critical Accounting Policies

      We have identified certain key accounting policies on which our consolidated financial condition and results of operations are dependent. These key accounting policies most often involve complex matters or are based on subjective judgments or decisions. In the opinion of our management, our most critical accounting policies under both Mexican GAAP and U.S. GAAP are those related to the accounting for revenue recognition, allowance for doubtful accounts, the evaluation of long-lived assets, depreciation and amortization and deferred taxes. For a full description of all of our accounting policies, see Notes 4 and 23 to the Consolidated Financial Statements included in this Annual Report.

     Revenue recognition

      The recognition of revenue from the sale of prepay cards to mobile wireless customers requires a certain degree of management estimates. For periods presented we recognized revenue at the date of the sale, rather than on a deferred basis, because the length of the average consumption period for such prepay cards is approximately one to one and one-half months, which we believe is not a significant period and is not material to our results of operations. We estimate the average consumption period taking into consideration the date cards are shipped to distributors and vendors to when the minutes are registered in our systems. In 2002, based on more precise methods of monitoring card usage, we modified our revenue recognition methodology.

     Allowance for doubtful accounts

      The allowance for doubtful accounts represents our estimate of the probable loss inherent in all accounts receivable. We consider a number of factors in determining the proper level of the allowance including historical collection experience, current economic trends, the aging of the accounts receivable portfolio and changes in the credit-worthiness of our customers. Systems to detect fraudulent call activity are in place within our network, but if these systems fail to identify such activity, we may realize a higher degree of uncollectible accounts. While we believe that our estimates are reasonable, changes in our customers trends or any of the above mentioned factors could materially affect our bad debt expense.

     Evaluation of long-lived assets

      We have recognized on our balance sheets certain long-lived assets and capitalized costs including goodwill, property, plant and equipment, pre-operating expenses and Telmex special projects. These assets are assigned useful lives which impact annual depreciation and amortization expense, the assignment of which involves significant judgments and estimates. These long-lived assets are evaluated for impairment on a periodic basis and we recognize an impairment to the extent we believe that the carrying value is no longer recoverable from future cash flows. Factors we take into consideration include the future cash flows to be generated by the assets and the possible impact that inflation may have in our ability to generate cash flow since, with inflation accounting, the carrying value is restated by inflation prior to an impairment analysis. Key assumptions we evaluate include inflation, currency fluctuations and future revenue growth. If our assumptions are not correct, we would have to recognize a write-off or accelerated amortization of the carrying value of these assets.

     Depreciation and amortization

      We depreciate property, plant and equipment and amortize goodwill and other intangible assets using straight-line methods over the period of time we estimate we will benefit from each asset. For US GAAP purposes we do not amortize goodwill related to Portatel and beginning January 2002 we no longer amortize goodwill of indefinite-lived intangible assets.

      The cost of mobile wireless telephones given to customers under exclusive service contracts is amortized on a straight-line. During 2001, we reduced the amortization period of mobile wireless telephones from an average of 18 months to 12 months. The term of service contracts varies on a customer by customer basis. Due to the cost-ineffectiveness of tracking phones on an individual contract basis for amortization purposes, we estimate the average term of our contracts based on current trends.

Deferred taxes

      We have recorded a net deferred tax asset mainly reflecting the benefit of tax loss carryforwards, which expire in varying amounts in the future. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that a portion of the net deferred tax asset will be realized based on our business plan estimate of future taxable income over the next five years in an amount sufficient to utilize the net deferred tax losses recorded. Although we feel we will use our loss carryforwards, given the fact that we’ve experienced significant losses, a valuation allowance for a majority of the asset has been recognized.

      Our estimate of future taxable income is based primarily on and supported by (i) the significant improvement in operating performance through 2001, as evidenced by the success of the implementation of the Verizon wireless business model which has produced strong subscriber annual compound growth of 50% through 2001, improved revenues mainly driven by subscriber growth and lower network and operating costs, (ii) Vodafone’s strong experience and success in the prepaid market, (iii) additional increases in revenues generated by the CPP feature with an important taxable operating margin, (iv) the change in Mexican income tax law to increase the useful lives for network equipment from 3.3 years to 12.5 years, representing an important decrease in depreciation expense for income tax purposes and (v) an increase in 2002 of the potential effects of additional cost cutting. We will continue to evaluate our deferred tax asset every year.

B.     Liquidity and Capital Resources

      As part of the equity recapitalization and restructuring of Iusacell completed in August 1999, Iusacell acquired 99.5% of the capital stock of Iusacell Celular. Prior to that time, Iusacell had nominal assets and no operations, indebtedness or liabilities. As a result of a second exchange offer launched in the United States by Iusacell for the remaining Iusacell Celular ADSs and completed on February 29, 2000, Iusacell held 99.9% of the capital stock of Iusacell Celular. On March 30, 2001, Iusacell Celular’s shareholders approved a 30,000 to 1 reverse stock split, which became effective in May 2001. As a result of such transactions, Iusacell now holds 100% of the capital stock of Iusacell Celular.

General

      Our liquidity requirements arise from cash used in operating activities, purchases of network equipment, interest and principal payments on outstanding indebtedness and acquisitions of and strategic investments in businesses. We have financed our growth to date through equity contributions from our principal shareholders, public offerings and private placements of debt and equity securities, bank debt and vendor financing.

      We believe that funds from operating activities, vendor financing and proceeds from tower monetization transactions will be sufficient to meet our debt service and principal amortization requirements, working capital requirements and capital expenditure needs for our existing businesses through 2003, although we cannot provide any assurance in this regard.

      With respect to our new businesses, our strategic plan is to significantly increase the quality and coverage of our newly acquired cellular network in Region 8 in southern Mexico. Our capital expenditure needs and working capital requirements to develop these business will require certain amount of additional funding in the second half of 2002 and beyond. We are seeking to obtain this financing from equipment vendors and other sources. There can be no assurance that we will be able to obtain any such financing.

      Our future operating performance and ability to service and repay our indebtedness will be subject to future economic and competitive conditions and to financial, business and other factors, many of which are beyond our control.

Changes in Financial Position

      Historically, our cash generated from operating activities has not been sufficient to meet our debt service, working capital and capital expenditure requirements. We have relied on the capital markets for new equity and debt financing, vendor financing and borrowings and equity contributions for our principal shareholders to meet such funding needs. For the year ended December 31, 1999, our ratio of earnings to fixed charges was 0.81:1.00. For the years ended December 31, 2000 and 2001, our earnings were insufficient to cover our fixed charges by Ps.914.0 million (U.S.$99.8 million) and Ps.279.6 million (U.S.$30.5 million), respectively.

Cash Flows From Operating Activities

      We generated positive cash flows from operating activities in the years ended December 31, 2001 and December 31, 2000. Net cash provided by operating activities was Ps.2,236.1 million (U.S.$244.2 million) for 2001 compared to Ps.1,797.2 million (U.S.$196.3 million), for 2000. The increase in 2001 resulted mainly from a smaller loss from continuing operations than in 2000, and an increase in depreciation and amortization of Ps.187.7 million (U.S.$20.5 million), partially offset by resources used in working capital of Ps.115.3 million (U.S.$12.6 million). We also generated positive cash flows from operating activities in the year ended December 31, 1999, of Ps.1,290.4 million (U.S.$140.9 million).

Cash Flows from Financing Activities

      For the year ended December 31, 2001, net cash provided by financing activities amounted to Ps.499.4 million (U.S.$54.5 million) compared to Ps.589.7 million (U.S.$64.4 million) for the year ended December 31, 2000. The decrease was mainly attributable to an increase in the principal payments on long-term debt of Ps.1,898.9 million (U.S.$207.4 million), a decrease in the amount of proceeds received from effect of rights and primary offerings of Iusacell of Ps.408.8 million (U.S.$44.6 million), partially offset by an increase in the proceeds received from long-term debt of Ps.2,435.6 million (U.S.$266.0 million). Net cash provided by financing activities in 1999 was Ps.1,372.5 million (U.S.$149.9 million). The decrease in 2000 from 1999 was mainly due to a decrease in the proceeds received from long-term debt of Ps.373.7 million (U.S.$40.8 million) and capital stock from the capitalization of stockholders debt of Ps.1,839.2 million (U.S.$200.9 million) and an increase in the principal payments on long-term debt of Ps.920.5 million (U.S.$100.5 million), partially offset by an increase in the issuance of notes payable of Ps.852.8 million (U.S.$93.1 million).

Cash Flows Used for Investing Activities

      Net cash used in investing activities was Ps.2,908.3 million (U.S.$317.6 million) in 2001. We purchased Ps.2,912.3 million (U.S.$318.1 million) of property, equipment and other assets including the acquisition of Portatel. Net cash used in investing activities was Ps.2,297.1 million (U.S.$250.9 million) in 2000 and was primarily attributable to purchases of Ps.3,144.1 million (U.S.$343.4 million) consisting of property, equipment and other assets, partially offset by the sale of other assets of Ps.778.8 million (U.S.$85.1 million) compared to purchases of Ps.297.4 million (U.S.$32.5 million), and a lower amount of sales of common stock of associated companies of Ps.64.3 million (U.S.$7.0 million).

      Net cash used in investing activities in 1999 was Ps.2,786.4 million (U.S.$304.3 million). In 1999, we made investments in an aggregate amount of Ps.2,799.9 million (U.S.$305.8 million). Substantially all of these expenditures were for the purchase of property, equipment and other assets.

Tax Loss Carryforwards

      We have recorded a net deferred tax asset of Ps.172.0 million (U.S.$18.8 million) mainly reflecting the benefit of tax loss carryforwards, which expire in varying amounts between 2005 and 2010. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that a portion of the net deferred tax asset at December 31, 2001 will be realized based on our business plan estimate of future taxable income over the next five years in an amount sufficient to utilize the net deferred tax losses recorded as of December 31, 2001.

      Our estimate of future taxable income is based primarily on and supported by (i) the significant improvement in operating performance through 2001, as evidenced by the success of the implementation of the Verizon wireless business model which has produced strong subscriber annual compound growth of 50% through 2001, improved revenues mainly driven by subscriber growth and lower network and operating costs, (ii) Vodafone’s strong experience and success in the prepaid market, (iii) additional increase in revenues generated by the CPP feature with an important taxable operating margin, (iv) the change in the income tax law to increase the useful lives for network equipment from 3.3 years to 12.5 years, representing an important decrease in depreciation expense for income tax purposes and (v) an increase in 2002 of the potential effects of additional cost cutting.

      The amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carry forward periods are reduced.

      As of December 31, 2001, we had a valuation allowance of Ps.238.5 million (U.S.$26.0 million), to reduce our deferred tax assets to estimated realizable value. The valuation allowance primarily relates to the deferred tax assets arising from tax loss carryforwards and tax credits. To the extent that the Mexican tax loss carryforwards cannot be used by our subsidiaries, 60% of such tax loss carryforwards can be used to offset our future consolidated income.

      At December 31, 2001, we had net operating losses for income tax purposes that may be carried forward and applied against future taxable earnings of Ps.2,512.6 million (U.S.$274.4 million) expiring in various amounts from 2005 through 2011. See Note 12 to the Consolidated Financial Statements.

Capital Expenditures

      In 2002 and 2003, we expect to make capital expenditures to extend our network infrastructure, build out our cellular and long distance networks, enhance our new billing systems, and support existing operations and new business opportunities. The degree and timing of capital expenditures will remain strongly dependent on the competitive environment and economic developments in Mexico, including inflation and exchange rates, as well as on the timing of regulatory actions and on the availability of suitable debt and/or equity financing.

      If we acquire additional mobile wireless concessions in Mexico, we may be required to increase our capital expenditure budget. We would expect to finance these capital expenditures through a combination of debt and vendor financing, equity capital and operating cash flow.

      We expect capital expenditures for 2002 and 2003 to total approximately U.S.$340.0 million, not including amounts in respect of capitalized interest. We expect to invest up to U.S.$170.0 million of this amount during 2002, including approximately U.S.$21.0 million to increase the quality and coverage of our cellular network in Region 8 in southern Mexico.

      We expect to make capital expenditures of approximately U.S.$170.0 million in 2003, including U.S.$10.0 million to develop our cellular network in Region 8 in southern Mexico.

      Total capital expenditures in 2001 were U.S.$180.0 million. Approximately U.S.$2.6 million of this amount was used to develop and increase the quality of the wireless network in the recently acquired Region 8 in southern Mexico.

      We believe that funds from operating activities, other vendor financing, existing short-term facilities and the proceeds from tower monetization transactions will be sufficient to meet our debt service and principal amortization requirements and the working capital requirements and capital expenditure needs of our existing businesses through 2003, although we cannot provide any assurance in this regard.

      Total capital expenditures in 2000 were approximately U.S.$175.0 million used for the development of the Iusacell Celular wireless network.

      Total capital expenditures in 1999 were U.S.$144.5 million, not including Lucent Technologies trade-in credits in the amount of U.S.$19.2 million and capitalized interest in the amount of U.S.$17.1 million.

      Capital expenditure amounts were derived using historical pesos translated at the exchange rate in effect at the end of the corresponding year.

Contractual Obligations

      The following table outlines Iusacell Celular’s obligations for payments under its indebtedness, including notes payable to suppliers and operating leases for the periods indicated using balances as of December 31, 2001.

	Payments Due by Period

	2002	2003	2004	2005	2006	Thereafter	Total

	(Figures in thousands of U.S. Dollars as of December 31, 2001)
Iusacell Celular Indebtedness(1)
Senior notes due 2004			150,000				150,000
Senior refinancing secured loan	—	—	99,608	132,811	33,203		265,622
Short-term credit lines:
Banco Santander Mexicano	12,000						12,000
Motorola Credit Corporation	9,106						9,106
Vendor Financing (notes payable)	4,362						4,362
Total indebtedness	25,468	—	249,608	132,811	33,203	—	441,090
Operating leases(2)
MATC Celular	168,599	168,599	168,599	168,599	168,599	842,995	1,685,990
Buildings and others	105,291	77,701	64,194	55,987	46,250	—	349,423
Total operating leases	273,890	246,300	232,793	224,586	214,849	842,995	2,035,413

(1)	These amounts include principal payments.

(2)	These amounts include the minimum lease payments.

      The degree to which we are leveraged and the covenants with which we must comply under our various financing agreements may adversely affect our ability to finance future operations, to finance necessary capital expenditures, to service our indebtedness, to compete effectively against better capitalized competitors and to withstand downturns in our business or the Mexican economy in general. Our high level of indebtedness could limit our ability to pursue business opportunities that may be in our interest and that of holders of our securities. In addition, in the event that the Iusacell Celular senior notes have not been refinanced by March 31, 2004, the outstanding amount of the senior refinancing secured loan will become due on that date.

      The terms of our debt impose significant operating and financial restrictions. These restrictions will affect, and in many respects significantly limit or prohibit, our ability and the ability of our subsidiaries to, among other things:

•	borrow money;

•	pay dividends on stock;

•	make capital expenditures and other investments;

•	use assets as security in other transactions; and

•	sell certain assets or merge with or into other companies.

      If we do not comply with these restrictions, we could be in default even if we can currently pay our debt. In addition, under our senior refinancing secured loan, we are required to remain in compliance with certain financial ratios, and the failure to do so would result in a default under the facility. In the event of a default under any of our debt which remains unsecured after any applicable grace period, holders of the relevant debt could demand immediate payment of the aggregate amount of that debt. Furthermore, this could trigger a default under certain of our other debt as well. We may not be able to make such payments. This could lead to a concurso mercantil, a two-stage procedure under Mexican law commencing with negotiations with our creditors and, if such negotiations fail to reach an agreement, we would be declared bankrupt.

Long-Term Indebtedness

     Iusacell Celular senior notes

      In July 1997, Iusacell Celular issued U.S.$150.0 million of its 10% Senior Notes due 2004, which we refer to as the Iusacell Celular senior notes, under an indenture dated as of July 25, 1997 among Iusacell Celular, the subsidiaries of Iusacell Celular guaranteeing such senior notes and First Union National Bank, as trustee, which we refer to as the Iusacell Celular indenture. Substantially all of the Iusacell Celular senior notes were exchanged in January 1998 for identical 10% senior notes due 2004 which are also governed by the Iusacell Celular indenture, pursuant to an exchange offer registered with the SEC.

      The Iusacell Celular indenture limits the ability of Iusacell Celular to make dividend payments to Iusacell. In addition, it restricts the ability of Iusacell Celular and its principal subsidiaries to incur indebtedness.

      In connection with the senior refinancing secured loan described below, Iusacell Celular was required, under the terms of the Iusacell Celular indenture, to equally and ratably secure all amount due under the Iusacell Celular senior notes by a second priority lien on its cellular concessions, certain equipment and suppliers.

     Senior Refinancing Secured Loan

      On March 29, 2001, Iusacell Celular completed the refinancing of its senior secured credit facility by entering into an Amended and Restated Senior Secured Credit Loan Agreement, which we refer to as the senior refinancing secured loan, which consists of:

•	a Tranche A Loan in an aggregate principal amount of U.S.$189.8 million for the purpose of refinancing existing indebtedness under the senior secured credit facility and under a certain bridge loan used to make a principal amortization payment under the senior secured credit facility in January 2001; and

•	a Tranche B Loan in an aggregate principal amount of U.S.$75.8 million for the purpose of paying existing indebtedness under certain Eximbank facilities and under a certain bridge loan used to make a principal amortization payment under the Eximbank facilities in January 2001.

      The senior refinancing secured loan bears interest at a rate per annum equal to one-, two-, three- or six-month LIBOR (at Iusacell Celular’s option) plus a spread ranging from 1.75% to 2.25%, depending on Iusacell Celular’s leverage ratio. Iusacell Celular’s obligations under the senior refinancing secured loan are unconditionally guaranteed, jointly and severally, by the principal operating subsidiaries of Iusacell Celular and its subsidiaries holding cellular concessions and are secured by a pledge of substantially all the capital stock and equity interests held by Iusacell Celular and substantially all assets used in connection with or related to such cellular concessions. Upon the acquisition of Portatel, the cellular concession covering Region 8 was mortgaged under this loan, and all capital stock and equity interests of Portatel are in the process of being pledged under this loan.

      The senior refinancing secured loan begins amortizing on May 31, 2004 in equal quarterly amounts and matures on February 28, 2006. However, in the event that the Iusacell Celular senior notes have not been refinanced by March 31, 2004, the outstanding amount of the senior refinancing secured loan will become due on that date.

          Loan Covenant Waivers and Modifications

      On December 7, 2001 the senior refinancing secured loan was amended, and a waiver and consent were granted by the lenders allowing Iusacell Celular to (i) create liens encumbering initial deposits and margin deposits securing indebtedness under any interest rate protection agreement or other interest hedging agreement up to the principal amount of indebtedness of Iusacell Celular and its subsidiaries with floating rates of interest; (ii) make loans or advances to Iusacell in lieu of paying dividends at such times and in such amounts as necessary to permit Iusacell to pay scheduled interest (including any tax gross-up with respect thereto) and principal payments as and when due in respect of the Iusacell senior notes and (iii) make loans or advances to Iusacell in lieu of paying dividends in an amount not to exceed U.S.$5.0 million, so long as an event of default has not occurred, to discharge other liabilities of Iusacell incurred in the ordinary course of business.

     Short-term debt

          Banco Santander Mexicano

      In February 2001, Iusacell Celular obtained a one-year unsecured term credit facility from Banco Santander Mexicano in the principal amount of U.S.$12 million to be used solely to acquire cellular handsets. Loans outstanding under this facility bore interest at an annual rate of 6.99%. Interest was paid quarterly and the principal was paid in February 25, 2002.

          Motorola Credit Corporation Loan

      Upon the acquisition of Portatel, Iusacell Celular assumed a U.S.$9.1 million loan that Portatel del Sureste, S.A. de C.V., a subsidiary of Portatel, had incurred from Motorola Credit Corporation in March 2000 to purchase certain cellular infrastructure equipment. Interest under this loan was calculated at a floating annual rate equal to six-month LIBOR plus 6%.

      In connection with the acquisition of Portatel and its subsidiaries, Iusacell Celular, Portatel del Sureste, S.A. de C.V., and Motorola Credit Corporation entered into a series of agreements pursuant to which a partial payment of U.S.$3.0 million was paid on this loan on March 27, 2002, and the remaining U.S.$6.1 million was paid on April 26, 2002.

          Vendor Financing

      From time to time, we incur indebtedness with vendors in order to finance purchases of equipment, hardware, software and services. As of December 31, 2001, we had U.S.$4.4 million of such vendor financing outstanding. Vendor financing is classified as notes payable to suppliers.

          Building and others

      Building and others consisted of operating leases for our administrative offices, sales branches and service facilities. Building leases are Pesos-denominated and contain escalation clauses for inflation. Amounts represents the future annual minimum rental payments on leases current at December 31, 2001.

     Risks Associated With Our Ability to Service or Refinance Our Debt

      Our ability to satisfy our obligations under our debt in the future will depend upon our future performance, including our ability to increase revenues significantly and control expenses. Our future operating performance depends upon prevailing economic, financial, business and competitive conditions and other factors, many of which are beyond our control.

      Iusacell Celular’s debt agreements severely restrict the ability of Iusacell Celular and its subsidiaries to pay cash dividends or otherwise make cash available to Iusacell, except, under some circumstances, for scheduled interest (including any tax gross-up with respect thereto) and principal payments in respect of the Iusacell senior notes and loans or advances or dividend payments to Iusacell in an amount up to

U.S.$5.0 million in order to discharge other liabilities of Iusacell incurred in the ordinary course of business. While such restrictions exist, we expect to meet Iusacell’s other liquidity requirements with funds provided by future equity and debt offerings and capital contributions from our principal shareholders. Our principal shareholders are under no obligation to make capital contributions to us.

      Total Iusacell debt, including notes payable to suppliers, was Ps.7,601.8 million (U.S.$830.3 million) at December 31, 2001. At December 31, 2001, Iusacell’s average cost of outstanding bank debt was approximately 10.3%, with a remaining average maturity of approximately 3.8 years. At December 31, 2001, Iusacell’s ratio of debt to total capitalization was 51.5% compared to 54.8% at December 31, 2000 and 60.1% at December 31, 1999.

      Iusacell Celular’s liquidity has been provided by cash from operations, short and long-term borrowings, vendor financing and capital contributions. Total Iusacell Celular debt, including trade notes payable, was Ps.4,044.6 million (U.S.$441.7 million) outstanding at December 31, 2001, 6.3% lower than the total debt of Ps.4,315.2 million (U.S.$471.3 million) outstanding at December 31, 2000. At December 31, 2001, Iusacell Celular’s average cost of outstanding bank debt was approximately 6.9%, with a remaining average maturity of approximately 3.0 years. At December 31, 2001, Iusacell Celular’s ratio of debt to total capitalization was 32.2% compared to 36.2% at December 31, 2000 and 46.8% at December 31, 1999.

      If we do not have sufficient funds to satisfy our obligations, we may take specific actions, including delaying or reducing capital expenditures, attempting to refinance our debt at or prior to its maturity or, in the absence of such refinancing, attempting to sell assets quickly in order to make up for any shortfall in payments under circumstances that might not be favorable to getting the best price for the assets, or seeking additional equity capital. Our ability to refinance our debt and take other actions will depend on, among other things, our financial condition at the time, the restrictions in the instruments governing our debt and other factors, including market conditions, the macroeconomic environment, and the level of such variables as the Peso-Dollar exchange rate and benchmark money-market rates in Pesos and Dollars.

      All of our and substantially all of Iusacell Celular’s debt outstanding at December 31, 2001 was U.S. dollar-denominated and only partly hedged against foreign exchange risk. See Item 5, “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Liquidity — Hedging” and “Item 11 Quantitative and Qualitative Disclosures About Market Risk.”

     Certain Trading Activities

      On December 30, 1999, Iusacell Celular entered into a foreign exchange hedge using forward rate contracts to hedge its exchange rate exposure for U.S.$77.0 million, representing approximately 50% of the principal and interest payments on its indebtedness coming due over the period from April 2000 to April 2001. This transaction resulted in a U.S.$9.8 million loss. On November 22, 2000, Iusacell Celular entered into a second foreign exchange hedge for U.S.$15.0 million. This transaction resulted in a U.S.$1.7 million loss. On August 9, 2001, Iusacell Celular entered into a third foreign exchange hedge using forward rate contracts for U.S.$11.0 million on its indebtedness coming due over the period from November 2001 to November 2002. As of December 31, 2001, the fair value of the hedge resulted in an unrealized loss of U.S.$1.4 million.

      In August and October 2001, Iusacell Celular entered into a foreign exchange hedge using forward rate contracts to hedge 100% of the principal amount of U.S.$150 million and interest of U.S.$34.5 million on its 10% senior notes due 2004. This hedge was intended to benefit from the strength of the U.S. dollar relative to the peso to mitigate foreign exchange exposure. This hedge becomes due between July 2002 and July 2004. As of December 31, 2001, the fair value of the hedge resulted in an unrealized loss of U.S.$17.0 million. In accordance with the terms of the foreign exchange hedge, we posted cash collateral in the amount of U.S.$2.0 million. We determine the fair value of derivative financial instruments using an external third-party expert.

      As of December 31, 2001, Iusacell Celular maintained forward-rate contracts for U.S.$201.0 million partially hedging its principal and interest payments due in the period from January 2002 to July 2004.

     Interest Rate Collars

      In July 1998, Iusacell Celular entered into an interest rate collar agreement for a notional amount of U.S.$35 million until July 30, 2002. The collar agreement limits the maximum effective LIBOR cost to 6.12% if six-month LIBOR is lower than 7.12%, and 7.12% if LIBOR equals or exceeds 7.12%. Iusacell Celular can participate in a decline in LIBOR to 5.30%.

      On February 26, 1999, Iusacell Celular entered into an additional interest rate collar agreement to limit the maximum interest rate which must be paid on U.S.$15.0 million of its floating rate debt until July 2002. This collar agreement limits the maximum effective LIBOR cost to 5.82% if six-month LIBOR is lower than 6.82%, and 6.82% if LIBOR equals or exceeds 6.82%. Iusacell Celular can participate in a decline in LIBOR to 4.75%.

      For the year ended December 31, 2001, due to the significant decrease in the LIBOR interest rates, Iusacell Celular recognized additional interest expense of Ps.5.4 million (U.S.$0.6 million) for the interest rate collars, which was offset by the lower interest expense on its floating rate debt. Accordingly, these derivatives were highly effective.

      The U.S.$50.0 million aggregate notional amount of the above interest rate collar agreements does not quantify risk or represent assets or liabilities of Iusacell, but is used in the determination of cash settlements under the agreements.

      We are exposed to credit loss from counterpart non-performance, but we do not anticipate any such loss from the interest rate collar agreements, which are with a major financial institution.

Recent Equity Offerings

      In 1999, Iusacell contributed Ps.6,128.2 million (U.S.$637.1 million) in additional equity to Iusacell Celular. In 2000, Iusacell contributed Ps.2,346.6 million (U.S.$244.0 million) in additional equity to Iusacell Celular. Neither Iusacell or Iusacell Celular’s principal shareholders, Verizon or Vodafone, have any obligation to contribute equity to Iusacell Celular.

Tower Monetization

      In December 1999, Iusacell Celular entered into a series of agreements with MATC Celular. These agreements, among other things, gave MATC Celular the right to acquire approximately 330 existing Iusacell Celular non-strategic towers. In 2001, we sold 244 towers to MATC Celular, receiving in excess of U.S.$34 million in net gains. In May 2002, we sold 25 additional non-strategic towers, receiving U.S.$3.7 million in net gain. We expect to sell up to 61 additional non-strategic towers to MATC Celular during 2002. Iusacell is leasing back the sold towers from MATC Celular and subleasing them to Iusacell Celular’s operating subsidiaries.

Dividend Policy

      We have never paid dividends in the past, and we currently have no plans to initiate dividend payments. In addition, the Iusacell Celular indenture and the senior refinancing secured loan limit Iusacell Celular’s ability to pay dividends.

B.     Research and Development, Patents and Licenses, Etc.

      Iusacell Celular does not undertake research and development activities.

C.     Trend Information

      In addition to the events and developments identified elsewhere in this Item 5, “Operating and Financial Review and Prospects,” our financial condition and results of operations could also be materially affected by the following events and developments:

New Competition

      As a direct result of the spectrum auctions organized by COFETEL, which concluded in May 1998, we are now facing additional mobile wireless competition operating in the 1.9 GHz (PCS) spectrum in our cellular territories and additional local telephony competition operating in the 3.4-3.7 GHz (Wireless Local Loop) spectrum. The experience of other countries suggests that, although overall demand for wireless telephony services will increase, prices will experience downward pressure, especially at the time of market entry by the new competitors. New competition has not caused us to decrease prices, we did not increase prices from March 1999 until mid-April 2001, when we apply a 4.5% increase on a weighted average basis, in the regular monthly fees of our postpaid plans.

Price Increases and Rollbacks

      We have attempted, and continue to attempt, to exercise price leadership in the Mexican cellular market, with a strategy of having our prices keep pace with inflation if economic and competitive conditions permit.

      In late March 1999, we raised airtime prices on our postpaid plans by approximately 12% on a weighted average basis and approximately 6% for prepay customers. These price increases remained in place as the competition followed our lead.

      In mid-April 2001, after not having raised our prices for more than two years, we increased the regular monthly fees of our postpaid plans by approximately 4.5% on a weighted-average basis and the monthly fees for one-single rate service of our postpaid plans by approximately 15% on a weighted average basis. We also increased the airtime charges of one of our postpaid plans by 4.8%. These price increases have remained effective despite the fact that the competition has not followed us. Our revenues will be adversely affected to the extent that our price increases cannot keep pace with inflation. We believe that the implementation of the CPP modality accelerated the prepay subscriber growth and increased the subscriber usage throughout the Mexican wireless market.

Regulatory Developments

      The Mexican authorities resolved several critical regulatory issues over the last several years and will likely continue to resolve additional important regulatory issues during 2002 which may have a material effect on Iusacell’s financial condition and results of operations.

     Local Interconnection

      On November 27, 1998, COFETEL issued a resolution which established the per-minute interconnection rate for telephone calls made from wireless customers to wireline customers at Ps.0.2573 per full minute payable on a per-second basis, which will be indexed on a monthly basis for inflation.

      COFETEL declined to provide for any amount of reciprocity in the interconnection fee payable by Telmex to wireless operators for interconnection services that Iusacell and other wireless operators provide Telmex for calls made by wireline customers to mobile wireless customers.

      In March 2001, we negotiated a rate reduction with Telmex, retroactive to January 1, 2001, that decreases the interconnection rate per minute for telephone calls made from wireless customers to wireline customers from Ps.0.31 per full minute, payable on a per-second basis, to the peso equivalent of U.S.$0.0125 per full minute, payable on a per-second basis.

      In December, 2001, Telmex, Alestra and Avantel reached an agreement to further reduce the long distance interconnection rate from U.S.$0.0125 per minute to U.S.$0.00975 per minute. We are currently in negotiations with Telmex to obtain similar terms for both our long distance business and local cellular interconnection rate.

     Calling Party Pays

      On November 27, 1998, COFETEL ruled that the calling party pays modality would be implemented by May 1, 1999 as an option for the wireless customer. CPP is a cellular telephony payment scheme similar to the existing wireline payment scheme, where the wireline or fixed wireless party that places a local call to a cellular telephone, and not the cellular subscriber receiving the call, will be billed for interconnection access, and the recipient will not be billed for the airtime charges corresponding to that call. COFETEL established the CPP interconnection tariff at Ps.1.80 per minute or fraction of a minute, which was to be indexed on a monthly basis for inflation as of October 1, 1998, for calls from Telmex wireline customers to mobile wireless customers. CPP would only apply to local calls, and the “mobile party pays” modality would continue to apply to incoming long distance and incoming calls to a roamer.

      In April 1999, after a legal action by Telmex to attempt to suspend the scheduled implementation of CPP, Telmex and the Cellular A-Band carriers completed negotiating a new mobile wireless-Telmex local wireline interconnection agreement with the approval of COFETEL. The calling party pays modality was implemented on May 1, 1999. All mobile wireless customers were automatically converted to CPP, with the right to revert to the mobile party pays modality. The interconnection rate was frozen for six months at Ps.1.90 per minute or fraction of a minute. Had the indexing established by the November 27, 1998 COFETEL resolution been applied, the rate for May 1999 would have been Ps.2.06 per minute or fraction of a minute. The price which Telmex may charge its customers was frozen at Ps.2.50 per minute or fraction of a minute, plus Telmex’s applicable per-call local charge. Iusacell cannot predict whether COFETEL intends to extend the same tariff and surcharge at the same rates and for how long. Telmex greeted the May 1, 1999 implementation of CPP with an advertising campaign critical of the high costs to wireline customers, whom Telmex urged to block CPP calls. But after a moderate decline in traffic during the first two weeks of May 1999, we began to experience a gradual increase in traffic over the last two weeks of May 1999, slightly exceeding pre-CPP traffic levels by the end of the month. Since then, we experienced traffic growth in 1999 and 2000. In particular, since the initiation of CPP we experienced an increase in the percentage of total calls that were incoming calls from 39% to 60% in 2000. In early 2000, Telmex reversed its opposition to CPP, publicly announcing support for it. In 2001, the percentage of total calls that were incoming calls experienced a reduction to 56%, which makes us believe the CPP effect has been exhausted.

      The overwhelming majority of our cellular customers have chosen not to opt out of the CPP modality. We believe that the implementation of the CPP modality has accelerated prepay subscriber growth and increased subscriber usage throughout the Mexican wireless market.

      We are currently discussing with COFETEL and Telmex the possibility of extending the CPP modality to incoming national long distance calls. If this proposal is accepted, the mobile party pays modality would continue to apply only to incoming international long distance calls.

     Long Distance Interconnection

      In a separate resolution issued on November 27, 1998, COFETEL also established the interconnection tariff between long distance and local wireline carriers at Ps.0.2573 per full minute payable on a per-second basis, which will be indexed on a monthly basis for inflation.

      In March 2001, we negotiated a rate reduction with Telmex, retroactive to January 1, 2001, that decreases the per-minute interconnection rate for terminating long distance telephone calls made by our long distance customers in Telmex’s local wireline network to the peso equivalent of U.S.$0.0125 for a full minute.

      In December, 2001, Telmex, Alestra and Avantel reached an agreement to further reduce the long distance interconnection rate from U.S.$0.0125 per minute to U.S.$0.00975 per minute. We are currently in negotiations with Telmex to obtain similar terms for both our long distance business and local cellular interconnection rate.

     Long Distance Concession

      In December 1997, COFETEL authorized a modification of our concession to provide long distance services, modifying coverage requirements and permitting the use of microwave and other non-fiber technologies for transmission purposes. Together with fiber-swapping agreements reached by Iusacell with two of our competitors, the modified concession permits a more efficient, more technologically flexible long distance network and eliminated more than U.S.$200 million in Iusacell capital expenditure requirements from 1999 to 2000.

      On January 1, 2001, Telmex, Avantel and Alestra announced a preliminary agreement with respect to how much, through what means and over how much time Avantel and Alestra will pay for the special projects implemented by Telmex prior to January 1997 in order to permit competition in long distance telephony, including the numbering and signaling plans and expenditures to facilitate interconnection. Avantel, Alestra and Telmex agreed that the total amount reimbursable to Telmex for such special projects by all long distance carriers was U.S.$777.0 million, including interest payable from December 1997 until October 1999. In March 2001, Iusatel negotiated a similar agreement with Telmex, in which Iusatel agreed to pay for its portion of such special projects in two parts: (i) a fixed payment of approximately U.S.$13.6 million, payable in twelve equal monthly installments beginning in April 2001, and (ii) a U.S.$0.0053 per full minute, usage-based surcharge to the local wireline interconnection rate from January 1, 2001 through December 31, 2004 for long distance calls terminated in Telmex’s local wireline network. Since these special projects payments relate to capital investments made by Telmex, we are recording them as a deferred asset and consequently we are amortizing them.

     Quality Standards

      In October 1999, we entered into an agreement with COFETEL to maintain certain cellular quality standards measured in terms of connection time, dropped calls and ineffective attempts. We currently meet these quality standards. Failure to maintain these quality standards may result in refund obligations to subscribers and governmental sanctions.

      Although we met COFETEL’s quality standards in 2000, we nevertheless determined voluntarily to compensate our subscribers in Region 9 in light of perceived quality problems during 1999 due to network digitalization and rapid traffic growth. Our subscribers as of December 31, 1999 received, if a postpaid subscriber, 20% more included minutes in their postpaid package in April and May 2000, or if a prepay customer, five free minutes. The financial impact of this voluntary compensation program was not material.

      We met successfully COFETEL’s quality standards, that in 2001 were set as follows:

•	Drop calls 6%

•	Ineffective attempts 5%

      Portatel significantly increased its quality standards in the fourth quarter of 2001, the rate in ineffective attempts improved to 0.7% after receiving in initial audits in the city of Mérida, a 14.9% rate.

      The terms and conditions for the 2002 quality standards agreed by concessionaires and COFETEL are:

•	Drop calls 4%

•	Ineffective attempts 5%

•	Connection time 12 seconds

      The 2002 quality tests began June 3, 2002 and will end December 13, 2002, and will held revisions in the 30 largest cities in terms of number of wireless mobile users, that represents 70% of the total wireless mobile users in Mexico.

Other Developments

     Distributor Defection

      In June 2001, SAGO Interamericana, S.A. de C.V., a distributor that represented at that time slightly less than 10% of our monthly gross postpaid additions and approximately 2% of our monthly gross prepay additions, notified us that it was immediately terminating its distribution agreement with us. We believe that this action violated the termination provisions of the distribution agreement and we are seeking compensatory damages. In addition, we are seeking to recover approximately Ps.44.0 million in net receivables owed to us by SAGO.

     Telereunion Default

      In December 1999, Iusatel agreed to swap dark fiber optic cable in the amount of U.S.$17.3 million and sell approximately U.S.$7.4 million of additional dark fiber optic cable to Telereunion, S.A. de C.V., an affiliate of Telscape International, Inc. Upon the execution of this agreement, Telereunion issued promissory notes to Iusatel for the purchase price but defaulted on the payment of each of these notes. In April 2001, Telereunion’s United States parent Telscape International, Inc. filed for reorganization under the Chapter 11 of the United States Bankruptcy Code. As part of a settlement arrangement, on September 17, 2001, Telereunion and Iusatel executed an agreement by means of which the former transferred dark fiber optic assets in the amount of U.S.$7.4 million to the latter in exchange for full settlement of the past notes receivable in the same amount.

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

A.     Directors and Senior Management

Directors

      On April 30, 2002, Iusacell Celular elected new directors. The following table presents information with respect to our directors at April 30, 2002:

Name	Age	Position(s)

Peter H. Burrowes	50	Chairman of the Board and Series A Director
Russell A. Olson	43	Series A Director
Henry M. Ruiz	39	Series A Director
Alan Bowers	45	Series B Director
Javier Martinez del Campo	42	Series B Director

      The term of each director expires upon the election of his successor at a duly convened general ordinary shareholders meeting.

      Our by-laws authorize alternate directors to serve on the Board of Directors in place of directors who are unable to attend meetings or otherwise participate in the activities of the Board of Directors. The alternate directors as of April 30, 2002 are: any of Juan Carlos Merodio and Norma E. Urzua for any of Messrs. Burrowes, Olson or Ruiz, Ignacio Gomez Morin for Mr. Martinez del Campo, and Richard Harman for Mr. Bowers.

Biographies

      Peter H. Burrowes has been a member of the Board of Directors of Iusacell Celular since April 2002. Mr. Burrowes also has been a member of the Board of Directors of Iusacell since September 2001. Mr. Burrowes was appointed President and Director General of Iusacell on April 23, 2001. Prior to this appointment Mr. Burrowes was for 8 years President and Chief Executive Officer of Comunicación Celular, S.A., a leading Colombian cellular services provider. Before that, Mr. Burrowes served in different key positions in multinational corporations, including Director General of Parker Gillete, S.A. de C.V., Director General of Givaudan Roure, S.A., a Colombian subsidiary of Hoffman La Roche, Finance and Administration Director of Compañía Química Borden and Regional Finance Director of General Foods International, among others. Mr. Burrowes holds an Economics degree from the Universidad de los Andes, Colombia, an administration and marketing degree from the Ealing Technical College of London, Great Britain and participated in the Executive Program on Competition and Strategy at the Harvard School of Business.

      Russell A. Olson has been a member of the Board of Directors of Iusacell Celular since April 30, 2002, Mr. Olson has also served as Executive Vice President of Finance and CFO of Iusacell since October 2001, after serving as Executive Director of Business Analysis for Verizon International for the Americas since June 2000. Mr. Olson has served in a variety of financial positions within Verizon and its predecessor company, GTE, for over 16 years, including financial reporting, auditing, treasury, international, strategic planning and business analysis. Mr. Olson holds a B.A. degree in Business Administration — Finance from the University of Arizona and a M.S. degree in Finance from Fairfield University.

      Henry M. Ruiz has been a member of the Board of Directors of Iusacell Celular since March 30, 2001. Mr. Ruiz has also served as Vice-President of Technical Operations of Iusacell since July 31, 2000 as an alternate director of Iusacell since August 2000 and as a director of Iusacell Celular since April 2001.

Mr. Ruiz also served as Director of Engineering and Operations for Iusacell in Region 5 from March 1998 to September 1998 and as Director of Executive Support for Iusacell’s Vice-President of Technical Operations from January 1997 until March 1998. Mr. Ruiz has been an employee of Verizon and Bell Atlantic for 16 years. From October 1998 until June 2000, he served as Chief Technology Officer of Excelcomindo Pratama in Indonesia, where he was responsible for network, engineering operations and information technology. From August 1990 until December 1996, Mr. Ruiz supported business development efforts worldwide for Bell Atlantic International Inc. Prior to that, Mr. Ruiz worked for New Jersey Bell for six years in various engineering and operations capacities. Mr. Ruiz received a B.S. in Mathematics and Computer Science at Stevens Institute of Technology and a degree from the Professional Program for Managers of Telecommunications and Information Technology at Carnegie Mellon University.

      Alan Bowers has been a member of the Board of Directors of Iusacell Celular since April 30, 2002. Mr. Bowers is the Managing Director of International Operations for Vodafone Americas Region, with responsibility for oversight of the company’s operations in Mexico. Prior to his appointment as Managing Director on July 1, 2000, Mr. Bowers was the country manager for Korean operations. Mr. Bowers has held a variety of other international positions with the company including the position of Chief Financial Officer of Belgacom Mobile, Vodafone’s joint-venture with Belgacom in Belgium. Prior to working for Vodafone, Mr. Bowers was an economist at the World Bank in Washington, D.C. Mr. Bowers has a M.S. degree in Economics from Georgetown University, and an M.B.A. from the University of California at Berkeley.

      Javier Martínez del Campo Lanz has been a member of the Board of Directors of Iusacell Celular since February 7, 1997. He has been a partner with the Mexico City based law firm of De Ovando y Martínez del Campo, S.C. since 1984. Mr. Martínez del Campo holds a law degree from the Universidad Anáhuac and a master’s degree from the University of San Diego. Mr. Martínez del Campo is a member of the Mexican Bar Association and an international associate of the American Bar Association. Mr. Martínez del Campo serves as the secretary of the board of directors of various Mexican corporations, including Grupo Gigante, S.A. de C.V., one of Mexico’s largest retailers.

B.     Compensation

      The aggregate amount of compensation, including, without limitation, base salary and benefits, paid by Iusacell in 2001 to all directors and executive officers as a group was Ps.84.1 million (U.S.$9.2 million), compared to Ps.85.9 million (U.S.$9.4 million) in 2000. The aggregate amount excludes any amounts paid by Verizon and Vodafore to their employees who are directors and executive officers of Iusacell. See Item 7, “Major Shareholders and Related Party Transactions — Related Party Transactions.” As part of our general compensation policy, we conduct periodic reviews of our management and employees to determine bonus compensation. Iusacell also provides executive officers with use of an automobile. In addition, we provide our executive officers and other employees with food stamps (up to Ps.1,226.1 per month), gas stamps (up to 320 liters per month) and with contributions to a savings plan (up to Ps.1,665.8 per month).

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

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     Major Shareholders

      Iusacell owns, directly or indirectly, 100% of our outstanding 27,967 series A shares and 26,865 series B shares. Iusacell has two principal shareholders. The first, Verizon, is comprised of various subsidiaries of Verizon. Since February 1997, we have been under management control of subsidiaries of Bell Atlantic. Our second principal shareholder is a subsidiary of Vodafone Group Plc. No other shareholder owns more than 5% of any class of Iusacell’s shares. At April 30, 2002, based on the information made available to us, the shareholders of Iusacell were as follows:

	Number of Shares

Shareholders	A Shares	%	V Shares	%	Total	%

Verizon(1)	657,966,431	68.4	76,152,002	8.5	734,118,433	39.4
Vodafone(2)	303,326,053	31.6	339,617,555	37.7	642,943,608	34.5
Public investors(3)	—	—	484,962,753	53.8	484,962,753	26.1

Total	961,292,484	100.0	900,732,310	100.0	1,862,024,794	100.0

(1)	The address of Verizon Communications Inc. is: 1095 Avenue of the Americas, New York, New York.

(2)	The address of the Vodafone Group Plc is: Max Eunvelaan 61, 3062 MA. Rotterdam, The Netherlands.

(3)	Includes the series V shares held by the trust administering our executive employee stock purchase plan.

          Our directors and officers as a group own, in the aggregate, less than 1% of Iusacell’s shares.

      In August 1999, a reorganization of Iusacell and Iusacell Celular was completed. The reorganization included U.S.$132.5 million in borrowings from our principal shareholders between August 1998 and March 1999 that were immediately converted into Iusacell Celular equity, an offer to exchange the shares of Iusacell Celular for shares of Iusacell, primary equity offerings that raised U.S.$33.7 million in net proceeds for Iusacell and a U.S.$106.5 million secondary offering by our principal shareholders. This reorganization more than doubled the number of Iusacell’s publicly held shares. Before the August 1999 primary and secondary offerings, Verizon (then Bell Atlantic) had a 47.2% interest in Iusacell Celular and the Peralta Group had a 43.8% interest. After the August 1999 reorganization, Verizon and the Peralta Group each had a 40.4% interest in Iusacell. On January 31, 2000, Iusacell launched a second exchange offer to acquire the remaining 0.5% interest in Iusacell Celular held by public shareholders. This offer was completed on February 29, 2000 and, as a result, Iusacell then held 99.9% of the outstanding Iusacell Celular shares. See Item 4, “Information on the Company — History and Development of the Company.” Since this second exchange offer placed additional series V shares with public shareholders, both Verizon and the Peralta Group were slightly diluted.

      On March 30, 2000, Iusacell Celular’s shareholders approved a 30,000 for 1 reverse split of its shares which became effective in May 2001. Iusacell now holds 100% of the outstanding Iusacell Celular shares.

      During the fourth quarter of 1999 and the first quarter of 2000, relatives of Mr. Carlos Peralta sold approximately 34,900,000 series V shares on the open market. In April and May 2000, Iusacell sold 10,529,700 American Depositary Shares for U.S.$15.125 per ADS in a public offering, receiving approximately U.S.$153.0 million in net proceeds. As a result, as of May 31, 2000, Verizon held a 37.2% interest in Iusacell and the Peralta Group and associated individuals held a 34.5% interest in Iusacell.

      On April 4, 2001, Vodafone closed the purchase of the Peralta Group’s 34.5% interest in Iusacell. In connection with this purchase, the shareholders agreement among Iusacell, Verizon and the Peralta Group terminated and Iusacell, Verizon and Vodafone entered into a new shareholders agreement, which we refer to as the Iusacell Shareholders Agreement.

      On September 27, 2001, our shareholders authorized a rights offering to holders of our outstanding series V shares and ADSs. The rights offering involved newly issued series V shares representing ADSs and series A shares for up to U.S.$100 million. The subscription period started on October 5, 2001 and ended on November 1, 2001. Iusacell’s principal shareholders, Verizon and Vodafone, purchased their pro rata portion of series A and series V shares. 67% of the non-Verizon and Vodafone shareholders exercised their rights on the series V shares. In addition, Verizon’s subscription included all of the series V shares offered to, but not subscribed by, public shareholders.

      As of April 30, 2002, Verizon held a 39.4% interest in Iusacell and Vodafone held a 34.5% interest in Iusacell.

Governance

      Iusacell Celular’s by-laws provide that resolutions of the Board of Directors will be valid when approved by a majority vote of the members present, including the favorable vote of one of the Series A directors and the favorable vote of one of the Series B directors.

      Iusacell Celular’s by-laws also provide that resolutions of our shareholders will be valid when approved by a majority of our outstanding shares, including a majority of the outstanding series A shares and Series B shares.

      The following transactions should be approved by the shareholders at a general ordinary or extraordinary meeting in accordance with the by-laws:

•	acquisitions of non-telecommunications businesses for a purchase price in excess of U.S.$30.0 million;

•	certain investments, joint ventures and mergers within the telecommunications business involving assets in excess of U.S.$100.0 million;

•	certain dispositions of assets for consideration in excess of U.S.$30.0 million;

•	incurrence of indebtedness in an amount exceeding U.S.$100.0 million in the aggregate within any fiscal year;

•	certain issuances of capital stock in an amount exceeding U.S.$50.0 million in the aggregate within any fiscal year;

•	entering into, amending or terminating contracts with or for the benefit of certain affiliates of Iusacell Celular, except for any renewals or extensions on terms substantially similar to those of certain consulting and seconded employee arrangements of Iusacell Celular with Verizon affiliates;

•	termination or disposition of any telecommunication transmission business with annual revenues of more than U.S.$10.0 million in each of the two most recent fiscal years;

•	termination of concessions relating to telecommunications operations;

•	the determination of how Iusacell Celular will vote its shares and grant proxies to vote its shares on any supermajority transaction within entities in which Iusacell Celular holds 10% or more of the capital stock; and

•	the granting of powers-of-attorney in connection with any such supermajority transactions.

      The Iusacell Shareholders Agreement and our by-laws also effectively provide that Vodafone be entitled to elect one of the chief operations officer, the chief financial officer, the chief marketing officer or the chief technical officer of Iusacell and certain Iusacell subsidiaries. Iusacell’s Board of Directors or Executive Committee determines the officer to be so designated. The Iusacell Executive Committee has determined that Vodafone have the right to designate the chief marketing officer. Koren Borges has been elected as Senior Vice President, Marketing for Iusacell.

B.     Related Party Transactions

General Policy

      We adopted a policy on transactions with related parties in November 1993 in connection with the acquisition by Bell Atlantic of its initial holdings in Iusacell. This policy provides that we will not, and will not permit any of our subsidiaries to, enter into any contract or transaction with or for the benefit of any of their affiliates (excluding transactions with, between or among wholly owned subsidiaries), which is not at a price and on other terms at least as favorable to us or the subsidiary as those which could be obtained on an arm’s-length basis from an unaffiliated third party. This policy has been formalized in the Iusacell Shareholders Agreement.

Consulting and Secondment Agreements

      Iusacell Celular and Verizon have entered into a series of consulting and secondment agreements pursuant to which Verizon has agreed, for an indefinite term, to provide Iusacell Celular with management, technical, marketing, legal and other consulting services and seconded employees. Seconded employees generally agree to expatriate assignments of two to three years duration, with such employees’ compensation being paid by Verizon and reimbursed by Iusacell Celular. Verizon charges Iusacell Celular for the provision of seconded employees at cost, and for the provision of consulting services at or below market rates. Vodafone has recently entered into a similar agreement with Iusacell applicable to Iusacell Celular.

      With respect to consulting services and seconded employees provided in 2001, Iusacell Celular has been credited by Verizon for a total of U.S.$7.2 million to adjust previous overcharges. At December 31, 2001, Iusacell Celular owed Verizon U.S.$6.3 million for consulting services and seconded employees provided in 1999, 2000 and 2001. Vodafone charged to Iusacell for consulting fees and secondment agreements a total of U.S.$219,216 in 2001.

      In March 2001, Verizon and Iusacell Celular agreed that Verizon would accept a transfer of all rights in connection with a U.S.$15.0 million advance paid by Iusacell Celular to an affiliate of Nortel Networks Inc. in exchange, on a dollar-for-dollar basis, for the cancellation of all existing charges invoiced by Verizon to Iusacell Celular with respect to consulting services and seconded employees and a credit against any and all future such charges until the sum of all canceled and credited against charges equals U.S.$15.0 million. See Item 8 “Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings — Non Judicial Disputes.”

Roaming Agreements

      GTE Telecommunications Services, Inc., which we refer to as TSI, provides clearinghouse services for roaming arrangements. In 2001, TSI paid Iusacell Celular U.S.$134,821 for such services. In October 2001, we entered into an inter-carrier roaming agreement with Verizon Wireless in the United States.

Interests of Directors

      The Peralta Group, which was one of our principal shareholders until April 4, 2001, owns Fraccionadora y Constructora Mexicana, S.A. de C.V., known as Fracomex, a company engaged in real estate investment and management that has entered into 13 lease agreements with Iusacell Celular and some of its subsidiaries. In 2001, Iusacell Celular paid Fracomex rent for U.S.$392,858. Additionally, in 2001 Iusacell acquired some equipment from Fracomex for a total of U.S.$9,671. Payments totaled U.S.$402,529.

      Two Peralta Group members lease land to Iusacell Celular at the Peralta Group industrial complex in Pastejé, Mexico, upon which Iusacell has built and operates warehouses. These land leases expire in December 2015, but can be terminated before then if either party gives the other one year’s prior written notice. Currently, Iusacell Celular pays these two Peralta Group entities U.S.$23,064 per month for these land leases. In 2001, payments for these leases totaled U.S.$299,835.

      In 2001, Manufacturas Electrónicas Pastejé, S.A. de C.V., a joint venture between the Peralta Group and Mr. Marco Antonio de la Torre Barranco, an alternate director of Iusacell until April 2001, provided telephone and accessory repair services to Iusacell Celular in the amount of Ps.14.8 million (U.S.$1.6 million).

      Mr. Fernando de Ovando, a director of Iusacell until April 2000, Mr. Javier Martínez del Campo, a director of Iusacell since April 2001 and a director of Iusacell Celular since February 1997, and Mr. Ignacio Gómez Morin, a director of Iusacell since April 2001 and an alternate director of Iusacell Celular since

February 1997, are members of the law firm of De Ovando y Martínez del Campo, S.C., which, in 2001, provided legal services to Iusacell and Iusacell Celular in the amount of approximately Ps.2.2 million (U.S.$240,280).

C.     Interests of Experts and Counsel

      Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

A.     Consolidated Statements and Other Financial Information

Financial Statements

      See Item 19(a) for a list of financial statements filed under Item 18.

Legal Proceedings

      Although we are a party to legal proceedings in the ordinary course of our business, management believes that none of these proceedings, individually or in the aggregate, are likely to have a material adverse effect on Iusacell.

Suit by Mitsubishi

      Mitsubishi Electronics America, Inc. filed a complaint with the Circuit Court of Cook County, Illinois, United States, on July 28, 1996 against Iusacell Celular, Bell Atlantic Corporation and Bell Atlantic Latin American Holdings, Inc. Mitsubishi’s complaint alleged, among other things, that we breached a purported contract for the purchase of 60,000 local wireless telephone terminals at a cost of U.S.$510 each. Mitsubishi later filed an amended complaint against Iusacell Celular adding a fraud allegation against Iusacell Celular. Mitsubishi sought judgment in an amount in excess of U.S.$50,000 for each of the three counts against Iusacell Celular, plus punitive damages for one of those counts. Mitsubishi filed answers to interrogatories claiming damages in an amount of U.S.$8,825,343.

      Our motions to dismiss the complaint for lack of personal jurisdiction and on substantive grounds were rejected, although the court reserved judgment on Iusacell Celular’s motion to dismiss for forum non conveniens. Although we believed the lawsuit had no basis, we nevertheless created a contingency reserve of U.S.$3.0 million with respect to such litigation.

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

Suit against SAGO

      In June 2001, SAGO Interamericana, S.A. de C.V. a distributor that at that time represented slightly less than 10% of our monthly gross post paid additions and approximately 2% of our monthly gross prepay additions, notified us that it was immediately terminating its distribution agreement. We believe that this action violated the termination provisions of the distribution agreement, and have filed a lawsuit seeking compensatory damages. We cannot predict whether we will prevail in this lawsuit.

Telemedic lawsuit

      In March 2002 Telemedic S.A de C.V. filed a lawsuit against Iusacell, S.A de C.V. seeking compensatory damages. We are now in the process of submitting evidence to the judge. Those compensatory damages, if any, shall be determined by the judge at the end of the process.

Non-Judicial Disputes

      In May 1998, we discovered that our former corporate headquarters in Mexico City, of which one of Iusacell Celular subsidiaries is the owner, is encumbered by liens incurred by the prior owner for an amount in excess of the estimated fair market value of the property. In March 2001, we filed suit against the Director of the Public Registry of Property of the Federal District of Mexico in the 48th Civil Superior Tribunal in the Federal District of Mexico, seeking cancellation of the liens in the public registry on the basis that the underlying obligation has been discharged. We prevailed in the lawsuit and consequently the lien will be cancelled in the Public Registry of Property of the Federal District of Mexico.

Dividend Policy

      Since becoming a public company in 1999, we have not paid any dividends. We do not contemplate paying dividends in the foreseeable future.

B.     Significant Changes

      Not applicable.

ITEM 9.     THE OFFER AND LISTING

A.     Offer and Listing Details

      Iusacell Celular’s series D and L shares were listed on the Mexican Stock Exchange until February 29, 2000. ADSs representing 10 Iusacell Celular series D shares were listed on the New York Stock Exchange from June 21, 1994 until August 10, 1999 and traded under the symbol CEL.d. ADSs representing 10 Iusacell Celular series L shares were listed on the New York Stock Exchange from June 21, 1994 until February 29, 2000 and traded under the symbol CEL until August 4, 1999 and thereafter, until February 29, 2000 under the symbol CEL.y.

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

Mexican Stock Exchange (in Ps.)

				Average Daily
				Trading Volume
Period	High	Low	Period-end	(Shares)

SERIES D
First Quarter 1999	6.80	6.80	6.80	194
Second Quarter 1999	11.10	7.50	11.10	1,806
Third Quarter 1999	13.90	11.00	13.90	20,250
Fourth Quarter 1999(1)(2)	—	—	—	—
SERIES L
First Quarter 1999	8.60	8.10	8.50	532
Second Quarter 1999	13.50	8.30	11.50	1,903
Third Quarter 1999(2)	13.80	12.38	13.38	4,680

New York Stock Exchange (in U.S.$)

				Average Daily
				Trading Volume
Period	High	Low	Period-end	(ADSs)

SERIES D
First Quarter 1999	8.750	6.063	7.375	5,812
Second Quarter 1999	13.750	7.000	12.750	7,747
Third Quarter 1999(3)	15.250	10.630	10.630	11,954
SERIES L
First Quarter 1999	9.875	6.375	8.000	51,556
Second Quarter 1999	14.500	7.500	13.000	132,798
Third Quarter 1999	15.560	9.500	13.310	34,328
Fourth Quarter 1999	16.125	7.250	14.688	5,440
First Quarter 2000(3)	24.500	14.000	20.375	6,938

(1)	There was no trading during this period.

(2)	The series D shares and the series L shares were delisted from the Mexican Stock Exchange on February 29, 2000.

(3)	The series D ADSs were delisted from the New York Stock Exchange on August 10, 1999. The series L ADSs were delisted from the New York Stock Exchange on February 29, 2000.

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

Trading on the Mexican Stock Exchange

      Iusacell Celular’s series D and L shares were listed on the Mexican Stock Exchange until February 29, 2000.

D.     Selling Shareholders

      Not applicable.

E.     Dilution

      Not applicable.

F.     Expenses of the Issue

      Not applicable.

ITEM 10.     ADDITIONAL INFORMATION

A.     Share Capital

      Not applicable.

B.     Memorandum and Articles of Association

General

      Iusacell Celular was incorporated on October 6, 1992 as a variable capital corporation (sociedad anónima de capital variable) established under the laws of Mexico. Iusacell Celular was registered in the Public Registry of Commerce of the Federal District of Mexico under Commercial Number 168528 on November 3, 1998. On March 30, 2001, Iusacell Celular’s shareholders approved new by-laws, which became effective on April 4, 2001, upon the closing of the sale by the Peralta Group to Vodafone of its series A and series V shares in Iusacell.

      Iusacell Celular’s corporate purpose is found under Article Two of its by-laws. Iusacell’s primary purpose is to act as a holding company. The duration of our existence under our by-laws is indefinite.

Directors

      Under Mexican law, any member of the Board of Directors who has a conflict of interest with Iusacell Celular in any transaction must disclose such fact to the other members of the Board of Directors and abstain from voting on such matter at the relevant meeting of the Board of Directors. Any member of the Board of Directors who violates such provision may be liable for damages caused to us. Additionally, members of the Board of Directors may not represent any shareholders at any shareholders’ meeting.

Voting Rights and Shareholders’ Meetings

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

      General shareholders’ meetings may be ordinary or extraordinary meetings. Extraordinary general meetings are meetings called to consider the matters specified in Article 182 of the Ley General de Sociedades Mercantiles, which we refer to as the Mexican Companies Law, including, principally, changes in the fixed share capital, any amendments to the by-laws, liquidation, issuance of preferred stock, merger, transformation from one type of company to another, change in nationality and change of corporate purpose.

      General meetings called to consider all other matters are ordinary meetings. An ordinary general meeting of the shareholders of Iusacell Celular must be held at least annually during the four months following the end of each fiscal year to consider matters specified in Article 181 of the Mexican Companies Law, including, principally, the approval of the report of the Board of Directors regarding the performance of Iusacell Celular, the approval of the financial statements of Iusacell Celular for the preceding fiscal year, appointment of directors and statutory auditors and determination of their compensation, and the declaration of dividends.

      Under our by-laws, the quorum on a first call for an ordinary general shareholders meeting is at least 51% of the outstanding shares. If a quorum is not available on the first call, a second meeting may be called and validly held regardless of the number of shares represented. In order for a resolution of the ordinary general meeting to be validly adopted as a result of a first or subsequent call, attendance by and the favorable vote of the holders of each of a majority of the outstanding series A and series B shares is required.

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

      Under Mexican law, holders of 20% of our outstanding capital stock may have any shareholder action set aside by filing a complaint with a Mexican court of competent jurisdiction within 15 days after the close of the general shareholders’ meeting at which such action was taken, by showing that the challenged action violates Mexican law or our by-laws. Relief under these provisions is only available to holders:

•	whose shares were not represented when the action was taken or, if represented, were voted against it; and

•	whose complaint makes reference to the clause of the by-laws or the legal provision that was infringed.

      Shareholders’ meetings may be called by the Board of Directors, the Chairman of the Board of Directors, the Secretary and alternate Secretary, any two directors, any of the statutory auditors or any Mexican court of competent jurisdiction. In addition, the Board of Directors or any of the statutory auditors may be required to call a meeting of shareholders upon the written request of holders of 10% of the outstanding capital stock. In addition, the Board of Directors or the statutory auditors must call a shareholders’ meeting at the written request of any shareholder if no ordinary general shareholders’ meeting has been held for two consecutive years or if the shareholders’ meetings held during such period have not considered the items mentioned in Article 181 of the Mexican Companies Law discussed above. Notice of a meeting must be published in the Official Gazette of the Federation (Diario Oficial de la Federación) and in a newspaper of general circulation in Mexico City at least 15 days prior to the meeting. In order to attend a shareholders’ meeting, a shareholder must request and obtain an admission card by furnishing, at least 48 hours before the time set for holding the shareholders’ meeting, appropriate evidence of its ownership of shares or depositing such shares with our corporate secretary of the Board or with an institution authorized to accept such deposit. If so entitled to attend the meeting, a shareholder may be represented by proxy signed before two witnesses.

      Under Mexican law, an action for civil liabilities against members of the Board of Directors may be initiated by a shareholders’ resolution taken at a general shareholders’ meeting. In the event shareholders decide to bring such an action, the persons against whom such action is brought will immediately cease to be members of the Board of Directors. Additionally, shareholders representing not less that 15% of the outstanding shares of Iusacell may directly take such action against members of the Board of Directors, provided that (i) such shareholders have not voted in favor of a resolution approved at the relevant general shareholders’ meeting pursuant to which it was resolved not to take any action against the directors who are to be sued, and (ii) the claim in question covers damages alleged to have been caused to Iusacell and not only to the individual plaintiffs’ interests.

Shareholder Conflicts of Interest

      Under Mexican law, any shareholder that has a conflict of interest in connection with any transaction must abstain from voting at the relevant shareholders’ meeting. A shareholder that votes on a business transaction in which his interest conflicts with that of Iusacell may be liable for damages if the transaction would not have been approved without such shareholder’s vote.

Dividend Rights

      The series A and series B shares have the same dividend rights. The declaration and payment of such dividends will depend upon Iusacell’s results of operations, financial conditions, cash requirements, future prospects and other factors deemed relevant by the shareholders. In addition, Mexican law provides that Mexican companies may only pay dividends from retained earnings included in the year-end financial statements that have been approved by their shareholders. Dividends may be paid only after all losses for previous years have been paid for, a legal reserve equal to 20% of paid-in capital has been achieved and shareholders have approved the dividend payment.

      At the annual ordinary general meeting of shareholders of Iusacell Celular, the Board of Directors will generally submit the financial statements of Iusacell Celular for the previous fiscal year, together with a report by the Board of Directors, to the series A and series B shareholders for their approval. The series A and series B shareholders, having approved the financial statements, will determine the allocation of Iusacell Celular’s net profits for such fiscal year. At least 5% of such net profits must be allocated to a legal reserve until the amount of the legal reserve equals 20% of Iusacell Celular’s capital stock. Such reserve is not available for distribution except as a stock dividend. Additional amounts may be allocated to other reserve funds as the shareholders determine including a reserve to repurchase shares. The remaining balance of net profits, if any, is available for distribution as dividends but only after losses, if any, of previous years have been paid for.

      All shares of each series outstanding at the time a dividend or other distribution is declared are entitled to share pro rata in such dividend or other distribution. Partially-paid shares participate in any distribution to the extent that such shares have been paid at the time of the distribution.

      The covenants contained in the Iusacell Celular Indenture and in the terms of the Senior Refinancing Secured Loan limit Iusacell Celular’s ability to declare and distribute dividends to Iusacell. Iusacell Celular and its subsidiaries may agree to similar restrictions in the future as they incur additional debt.

Liquidation

      In the event that we are liquidated, one or more liquidators must be appointed at an extraordinary general shareholders’ meeting to wind up our affairs. All outstanding shares would be entitled to participate equally in any distribution upon liquidation. Partially-paid shares participate in any distribution to the extent that such shares have been paid at the time of the distribution.

Changes in Share Capital and Rights of Shareholders

      An increase of capital stock may be effected through the issuance of new shares for payment in cash or in kind, by capitalization of indebtedness or by capitalization of certain items of shareholders’ equity. No increase of capital stock may be effected until all previously issued shares of capital stock have been fully paid. A reduction of capital stock may be effected to absorb losses, to make reimbursements to shareholders , or to release shareholders from payments not made. A reduction of capital stock to absorb losses may be effected by reducing the value of all outstanding shares. A reduction of capital stock shall also be effected on a pro rata basis.

      Shareholders may also approve the redemption of fully-paid shares with retained earnings. Such a redemption would be effected by a repurchase by lot.

      The by-laws require that, unless a shareholders’ meeting resolves otherwise, any capital increase effected pursuant to a capital contribution be represented by new series A and series B shares in proportion to the number of shares of each such series outstanding. Our by-laws provide that the series B shares may not exceed 49% of our capital stock.

      The fixed portion of our capital stock may only be increased or decreased by resolution of an extraordinary general meeting and an amendment to the by-laws, whereas the variable portion of our capital stock may be increased or decreased by resolution of an ordinary general meeting of shareholders.

Preemptive Rights

      In the event of a capital increase through the issuance of new shares for payment in cash or in kind, a holder of existing shares has a preferential right to subscribe for a sufficient number of new shares to maintain the holder’s existing proportionate holdings of shares. Preemptive rights must be exercised within the period and under the conditions established for such purpose by the shareholders, and under Mexican law and our by-laws in no case may such period be less than 15 days and no greater than 30 days following the publication of notice of the capital increase in the Official Gazette of the Federation or following the date of the shareholders’ meeting at which the capital increase was approved if all shareholders were represented. Otherwise, such rights will lapse.

      Under Mexican law, preemptive rights may not be waived in advance by a shareholder, and cannot be represented by an instrument that is negotiable separately from the corresponding share.

Other Provisions

     Fixed and Variable Capital

      As a sociedad anónima de capital variable, we may issue shares constituting fixed capital and shares constituting variable capital. The issuance of variable capital shares, unlike the issuance of fixed capital shares, does not require an amendment of our by-laws, although it does require approval at an ordinary general meeting of shareholders.

      The covenants contained in the Iusacell Celular Indenture and the Senior Refinancing Secured Loan limit Iusacell Celular’s ability to issue variable capital shares.

     Forfeiture of Shares

      As required by Mexican law, Iusacell Celular’s by-laws provide that “current or future foreign shareholders of the Company agree with the Ministry of Foreign Relations to consider themselves as Mexican nationals with respect to the shares that they may acquire or of which they may be owners, as well as with respect to the assets, rights, concessions, participations or interests of which the Company is the owner and of the rights and obligations that derive from the contracts to which the Company is a party, and therefore not to invoke the protection of their governments with respect to such shares under penalty, should they violate this agreement, of forfeiting for the benefit of the Nation the shares that they may have acquired.”

      In the opinion of de Ovando y Martínez del Campo, S.C., special Mexican counsel to Iusacell Celular, under this provision a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by requesting such government to interpose a diplomatic claim against the Mexican government with respect to its rights as a shareholder, but is not deemed to have waived any other rights it may have with respect to its investment in Iusacell Celular, including any rights under U.S. securities laws (the enforceability of which may be challenged in Mexico).

      If the shareholder should invoke such governmental protection in violation of this agreement, its shares could be forfeited to the Mexican government. Mexican law requires that such a provision be included in the by-laws of all Mexican corporations unless such by-laws prohibit ownership of capital stock by foreign investors.

     Appraisal Rights

      Whenever the shareholders approve a change of corporate purpose, change of nationality, spin-off or transformation from one type of corporate form to another, any shareholder entitled to vote on such change or transformation who has voted against it has the right to withdraw from Iusacell and receive an amount generally equivalent to the book value of our shares (in accordance with our last balance sheet approved by a shareholders’ meeting), provided such shareholder exercises its right to withdraw within 15 days following the adjournment of the meeting at which the change or transformation was approved.

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

      The Mexican Foreign Investment Commission, the Mexican Foreign Investment Bureau and the Mexican National Registry of Foreign Investment are responsible for the administration of the 1993 Foreign Investment Law and the 1998 Regulations. In order to comply with foreign investment restrictions, Mexican companies that are engaged in specified restricted industries typically limit particular classes of their stock to ownership by Mexican individuals and by Mexican corporations in which foreign investment has a minority participation.

      As a general rule, the 1993 Foreign Investment Law allows foreign investment in up to 100% in the capital stock of Mexican companies, except for those engaged in specified restricted industries, such as basic telephone service, where foreign investment is limited to 49% of the voting capital stock. Foreign investment may, however, participate in a proportion in excess of 49% of the voting capital stock of a Mexican corporation engaged in the cellular telephone business previous approval of the Mexican Foreign Investment Commission. Iusacell has received such approval and, as a result, neither our series A nor our series V shares are restricted to Mexican ownership. See Item 4, “Information on the Company — Business Overview — Government Regulation — Foreign Ownership Restrictions.”

      Foreign states and foreign governments are prohibited under the 1995 Telecommunications Law from holding a concession or permit to provide telecommunications services, from receiving any such concession or permit as a guarantee, or from being the beneficiary of any such guarantee or from directly or indirectly owning shares of Iusacell.

C.     Material Contracts

      In December 1997, Iusacell Celular entered into an agreement with subsidiaries of Lucent Technologies, Inc. pursuant to which Iusacell Celular agreed (i) to replace its existing analog wireless cellular network with a new Lucent Technologies digital and analog network for a minimum consideration of U.S.$188.0 million. which network swap-out was completed in August 1999, and (ii) to continue acquiring network equipment and services under the agreement in order to improve its digital and analog network. Through December 31, 2001, Iusacell Celular has purchased approximately U.S.$409.9 million of network equipment and services under this agreement.

      In December 1999, Iusacell Celular, as a first step toward minimizing its involvement in real estate management and tower maintenance business, entered into an agreement with MATC Celular, a Mexican subsidiary of American Tower Corporation pursuant to which MATC Celular could acquire the majority of towers currently owned and/or operated by Iusacell Celular. In return, Iusacell would lease space on those towers and sublease them to its operating subsidiaries, including operating subsidiaries of Iusacell Celular. In 2001, we sold 244 towers to MATC Celular, receiving in excess of U.S.$34 million in net book gains. In May 2002, we sold 25 additional non-strategic towers receiving in excess of U.S.$4.2 million in net gains. We expect to sell up to an additional 61 towers to MATC Celular during the remainder of 2002.

      See also, Item 5, “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Liquidity,” for a summary of Iusacell Celular’s material credit agreements and indentures.

D.     Exchange Controls

      There are currently no exchange controls in Mexico; however, Mexico has imposed foreign exchange controls in the past. Pursuant to the provisions of the North American Free Trade Agreement and in the event

Mexico experiences serious balance of payment difficulties or the threat thereof in the future, Mexico remains free to impose foreign exchange controls on investments made in Mexico, including those made by U.S. and Canadian investors.

E.     Taxation

General

      The following is a general summary of material U.S. and Mexican federal income tax consequences of the acquisition, ownership and disposition of Iusacell Celular’s senior notes (the “Note” or the “Notes”) by U.S. holders.

      For purposes of this summary, a “U.S. holder” is any holder of any of such securities that is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, partnership, or other entity created or organized in or under the laws of the United States, or any political subdivision thereof;

•	an estate the income of which is includible in gross income for United States federal income tax purposes regardless of source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

      This summary does not constitute, and should not be construed as, legal or tax advice to holders of the Notes. This summary does not purport to consider all the possible U.S. or Mexican federal income tax consequences of the purchase, ownership and disposition of the Notes and is not intended to reflect the individual tax position of any beneficial owner thereof. The summary is based upon Mexican federal tax laws, their regulations and administrative rules issued by the Mexican Ministry of Finance and Public Credit, the Tax Treaty mentioned below and the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, published rulings by the U.S. Internal Revenue Service (“IRS”) and court decisions, all as in effect as of the date hereof, all of which authorities are subject to change or differing interpretations, which changes or differing interpretations could apply retroactively. Readers are cautioned that this is not a complete analysis or listing of all potential tax effects that may be relevant to a decision to purchase, hold or dispose of the Notes.

      This summary of U.S. federal income tax consequences is limited to investors who hold the Notes as “capital assets” within the meaning of section 1221 of the Code (i.e., generally, property held for investment) and does not purport to deal with investors in special tax situations, such as financial institutions, tax exempt organizations, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding notes as a hedge against currency risks or as a position in a “straddle,” “conversion transaction,” or “constructive sale” transaction for tax purposes, persons owning (actually or constructively) 10% or more of the voting shares of the Company, or persons whose functional currency (as defined in section 985 of the Code) is not the U.S. dollar.

      Holders and prospective purchasers of the Notes should consult their own tax advisors concerning the application of Mexican and U.S. federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any state, locality or foreign government or other taxing jurisdiction.

      Mexico and the United States have signed and ratified a Convention for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income and related Protocols (collectively, the “Tax Treaty”). The Tax Treaty is currently in effect and provisions of the Tax Treaty that may affect holders of Iusacell ADSs or Notes are summarized below. Holders should consult with their tax advisors as to their entitlement to the benefits afforded by the Tax Treaty. Mexico has also executed treaties to avoid double taxation with other countries as well as agreements providing for the exchange of information with respect to tax matters, some of which presently are in force. The following summary does not take into account the effect of any such treaties. Readers should consult their tax advisors as to their entitlement to the benefits afforded by such other treaties.

United States Tax Consequences to Holders of Notes

     Payments of Interest and Additional Amounts

      Generally, payments of interest and any additional amounts (i.e., “gross-up payment”) paid by Iusacell Celular (the “Additional Amounts”) will be taxable to a U.S. holder as ordinary income at the time such payments are accrued or are received, in accordance with the U.S. holder’s regular method of accounting for Federal income tax purposes.

     Market Discount

      If a U.S. holder purchases a Note for less than its principal amount, the difference will be treated as a “market discount” for U.S. federal income tax purposes subject to a de minimis exception.

      Under the market discount rules, a U.S. holder will be required to treat any payment on a Note, or any gain on its sale, exchange, retirement or other disposition, as ordinary income to the extent of the accrued market discount which was not previously included in income. If the Note is disposed of in a non-taxable transaction (other than a non-recognition transaction described in section 1276(c) of the Code), accrued market discount will be includible as ordinary income to the U.S. holder as if it had sold the Note at its fair market value. In addition, a U.S. holder may be required to defer, until the maturity of a Note or its earlier disposition (including a non-taxable transaction other than a transaction described in section 1276(c) of the Internal Revenue Code), the deduction of all or a portion of the interest expense in respect of any indebtedness incurred or continued to purchase or carry the Note. Market discount will be considered to accrue on a straight-line basis during the period from the date of acquisition to the maturity date of the Note, unless the U.S. holder elects to accrue on a constant-yield basis.

      A U.S. holder of a Note may elect to include market discount in income as it accrues on either a ratable or a constant yield basis. If a U.S. holder makes this election, the rules regarding the treatment of gain upon the disposition of the Note and upon the receipt of certain cash payments as ordinary income and regarding the deferral of interest deductions will not apply. Currently, if a U.S. holder elects to include market discount in income as it accrues, the election will apply to all market discount obligations acquired during or after the first taxable year to which the election applies. Currently this election may not be revoked without the consent of the Internal Revenue Service.

     Amortizable Bond Premium

      If a U.S. holder purchases a Note for more than the amount payable at maturity (or on an earlier call date), that excess will be considered an “amortizable bond premium.” This holder may elect to amortize the premium to offset the interest and Additional Amounts from the Note such holder would otherwise be required to include in income (subject to special rules for early redemption provisions). In any tax year, the holder can only use as much of the premium as the constant yield method would allocate to that year. The U.S. holder’s basis in the Note will be reduced by the amount of bond premium offset against interest and Additional Amounts. Currently, if a U.S. holder elects to amortize the premium to offset the interest from a Note, the election will apply to all debt instruments acquired during or after the first taxable year to which the election applies. Currently, this election may not be revoked without the consent of the Internal Revenue Service.

     Sale, Exchange or Retirement of a Note

      Except as discussed above, upon the sale, exchange or retirement of a Note, a U.S. holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and such U.S. holder’s adjusted tax basis in the Note. For this purpose, the amount realized does not include any amount attributable to accrued interest on the Note (which will be taxable as such). A U.S. holder’s adjusted tax basis in a new note will generally be the cost of the Note plus the market discount, if any, the U.S. holder previously included in income minus any amortizable bond premium and any payments other than payments of stated interest made on the Note. Such gain or loss generally will be long-term capital gain or loss if the Note has been held for more than one year at the time of such sale, exchange or retirement. The deductibility of capital losses is subject to limitations. Gain or loss recognized by a U.S. holder on a sale or other disposition of a Note generally will be treated as from sources within the United States for U.S. federal income tax purposes.

     Foreign Tax Credit and Effect of Withholding Taxes

      Interest and Additional Amounts paid on Notes will constitute income from sources outside the United States for United States federal income tax purposes, and, with certain exceptions, will be grouped together with other items of “passive” income (or, in the case of some holders, “financial services income”), for purposes of computing the foreign tax credit allowable to a U.S. holder.

      A U.S. holder will be required to include foreign withholding taxes, if any, imposed on payments on a Note (including any Additional Amounts payable by Iusacell Celular) in gross income as interest income. Such treatment will be required regardless of whether, as will generally be true, Iusacell Celular is required to pay additional amounts so that the amount of Mexican withholding taxes does not reduce the net amount actually received by the holder of the Note.

      Subject to certain limitations, a U.S. holder may be entitled to a credit against its United States Federal income tax liability, or a deduction in computing its United States Federal taxable income, for foreign income taxes withheld by Iusacell Celular (which, as described above, would include amounts withheld on Additional Amounts paid by Iusacell Celular with respect to Mexican taxes). The foreign tax credit provisions are complex, and U.S. holders are urged to consult their own tax adviser as to the availability, if any, of a tax credit or deduction to them.

     Information Reporting and Backup Withholding

      For each calendar year in which the Notes are outstanding, each DTC participant or indirect participant holding an interest in a Note on behalf of a beneficial owner of a Note and each paying agent making payments in respect of a Note will generally be required to provide the IRS with certain information, including such beneficial owner’s name, address and taxpayer identification number (either such beneficial owner’s Social Security number or its employer identification number, as the case may be), and the aggregate amount of interest, principal and Additional Amounts paid to such beneficial owner during the calendar year. These reporting requirements, however, do not apply with respect to certain beneficial owners, including corporations, securities broker-dealers, other financial institutions, tax-exempt organizations, qualified pension and profit sharing trusts and individual retirement accounts.

      In the event that a beneficial owner of a Note fails to establish its exemption from such information reporting requirement or is subject to the reporting requirements described above and fails to supply its correct taxpayer identification number in the manner required by applicable law, or underreports its tax liability, as the case may be, a holder may be subject to backup withholding at the rate of 30% in 2002 and 2003 (and at a lower rate in subsequent years) of each payment of interest, principal and Additional Amounts with respect to Notes. This backup withholding tax is not an additional tax and will be allowed as a refund or credit against the beneficial owner’s United States Federal income tax liability if the required information is furnished to the IRS.

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

Mexican Tax Consequences to Holders of Notes

      The following is a summary of the principal consequences under current Mexican federal tax law, their regulations and administrative rules issued by the Mexican Ministry of Finance and Public Credit and the Tax Treaty, in force as of the date of this report, of the purchase, ownership and disposition of Notes by a Foreign Holder. A “Foreign Holder” is a holder who (i) is not a resident of Mexico for tax purposes and (ii) will not hold Notes or a beneficial interest in Notes in connection with the conduct of a trade or business through a permanent establishment or a fixed base in Mexico.

     Taxation of Payments of Interest and Principal

      Under the Mexican Income Tax Law, payments of interest made by Iusacell Celular to a Foreign Holder in respect of their respective Notes will be subject to Mexican withholding taxes assessed at a rate of 4.9% if, (i) the Notes have been placed through banks or brokers in a country with which Mexico has executed a treaty to avoid double taxation and such treaty is in force, (ii) the Notes have been registered in the Special Section of the National Registry of Securities (the “Special Section”), and (iii) as has been the case in the past, the issuer provides the information required under general rules issued by the Ministry of Finance and Public Credit (the “Reduced Rate Regulation”), which is described below. Otherwise, payments of interest made by Iusacell Celular to a Foreign Holder in respect of their respective Notes will be subject to Mexican withholding taxes assessed at a rate of 10%.

      The information requirements under the “Reduced Rate Regulation” are generally described below:

•	that Iusacell Celular, as is the case, have timely filed with the Mexican Ministry of Finance and Public Credit information relating to the registration of their respective Notes in the Special Section and to the issuance of their respective Notes; and

•	that Iusacell Celular timely file each quarter of the calendar year with the Mexican Ministry of Finance and Public Credit information representing that no “party related” to Iusacell Celular, as the case may be, directly or indirectly, is the effective beneficiary of 5% or more of the aggregate amount of the interest payment, and Iusacell Celular maintain records evidencing compliance with this requirement.

      Under the Mexican Income Tax Law and the Reduced Rate Regulation any of the following would be a “party related” to Iusacell Celular, as the case may be: (1) shareholders of Iusacell Celular, as the case may be, that own, directly or indirectly, individually or collectively with related persons (within the meaning of the Mexican Income Tax Law and the Reduced Rate Regulation) more than 10% of the voting stock of Iusacell Celular, as the case may be, or (2) corporations if more than 20% of their stock is owned directly or indirectly, individually or collectively by related persons of Iusacell Celular, as the case may be.

      Apart from the Reduced Rate Regulation, other special rates of Mexican withholding income tax may apply. In particular, under the Tax Treaty, the Mexican withholding tax is reduced to 4.9% (the “Treaty Rate”) for some holders that are residents of the United States within the meaning of the Tax Treaty provided they satisfy the circumstances contemplated in the Tax Treaty and provided that the Notes are considered to be regularly and substantially traded on a recognized securities market, which is not expected to be the case. During 2002, the Tax Treaty is not expected, generally, to have any material effect on the Mexican tax consequences to holders of Notes because, as described above, with respect to a Foreign Holder and Iusacell Celular will be entitled to withhold taxes in connection with interest payments under their respective Notes at the Reduced Rate so long as the Reduced Rate Regulation requirements described above are met. From March 2003 and beyond, holders of the Notes should consult their tax advisors as to the possible application of the Treaty Rate.

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

      Iusacell Celular has agreed, subject to the exceptions and limitations contained in the indenture under which the Notes were issued, to pay additional amounts in respect of the Mexican withholding taxes mentioned above to the holders of the Notes. Payment of these additional amounts with respect to the Notes will be subject to Mexican withholding tax at the same rate generally applicable to interest paid in the Notes.

      Under the Mexican Income Tax Law, a Foreign Holder will not be subject to any Mexican income taxes in respect of payments of principal made by Iusacell Celular in connection with the Notes.

     Taxation of the Sale and other Disposition of the Notes

      Under the Income Tax Law it is not clear if a tax will apply to gains resulting from a Foreign Holder’s sale or other disposition of Notes. Iusacell Celular believes, but has not verified, that the tax in question applies only to the gains resulting from a Foreign Holder’s sale or other disposition of debt securities placed among the investment public at large in Mexico.

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

F.     Dividends and Paying Agents

      Not applicable, but see Item 5, “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Dividend Policy” and Item 8, “Financial Information — Consolidated Statements and Other Financial Information — Dividend Policy.”

G.     Statement by Experts

      Not applicable.

H.     Documents on Display

      We file Annual Reports with and furnish other information to the SEC as may be applicable from time to time. You may read and copy any documents filed or furnished by Iusacell Celular at the SEC’s public reference rooms in Washington, D.C., New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

I.     Subsidiary Information

      Not applicable.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risks

      Iusacell Celular’s earnings are affected by changes in interest rates as a result of long-term borrowings.

      Iusacell Celular has fixed rate debt under its Iusacell Celular senior notes. Iusacell Celular also had, as of December 31, 2000, variable debt which was refinanced in March 2001 with other variable debt.

      Iusacell Celular’s Senior Refinancing Secured Loan bears interest at a variable rate per annum equal to one, two, three or six-month LIBOR (at Iusacell Celular’s option) plus a spread ranging from, depending on Iusacell Celular’s leverage ratio, of 1.75% to 2.25%.

      We do not enter into derivative financial contracts for trading or speculative purposes. However, we have managed the exposure to interest rate risk through the use of interest rate collars and the exposure to foreign exchange risk through forward rate contracts.

      In July 1998, Iusacell Celular entered into an interest rate collar agreement on a notional amount of U.S.$35.0 million until July 30, 2002. The collar agreement limits the maximum effective LIBOR cost to 6.12% if six-month LIBOR is lower than 7.12% and 7.12% if LIBOR equals or exceeds that level. On February 26, 1999, Iusacell Celular entered into a second interest rate collar agreement to limit the maximum interest rate Iusacell Celular must pay on U.S.$15.0 million of its floating rate debt until July 2002. Under the terms of this second collar agreement, Iusacell Celular’s maximum effective LIBOR cost is limited to 5.82% if six-month LIBOR is lower than 6.82% and, if six-month LIBOR equals or goes above 6.82%, then Iusacell Celular’s maximum effective LIBOR cost is limited to 6.82%. These interest rate collar agreements remain applicable through July 2002.

      The following table summarizes the debt obligations and derivative instruments that are sensitive to changes in interest rates held by Iusacell as of December 31, 2001. For the debt, the tables present principal payment obligations that exist by maturity date and the related average interest rate. For the collars, the table present the notional amounts and average cap and floor rates that exist by contractual date. Average interest rates for liabilities are calculated based on weighted averages. Dollar denominated amounts have been converted to Mexican Pesos based on the exchange rate of December 31, 2001, which was 1 U.S.$1 = Ps9.1695

	As of December 31, 2001 Expected Maturity Date

	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value

	In thousands of Mexican Pesos (U.S. Dollars)
Fixed Rate Debt
U.S. Dollar denominated	110,034	—	1,375,425	—	—		1,485,459	1,526,722
Weighted-average interest rate	9.5%	10.0%	5.4%	—	—
Mexican Peso denominated
Weighted-average interest rate
Variable Rate Debt
U.S. Dollar denominated	83,501	—	913,356	1,217,806	304,452	—	2,519,114	2,519,114
Weighted-average interest rate	4.8%	6.6%	7.7%	7.7%	7.7%	—
Mexican Peso denominated	40,000						40,000	40,000
Weighted-average interest rate	12.4%
Interest Rate Derivatives
Interest Rate Collars
Average Cap Rate	6.03
Average Floor Rate	5.13

Note: To determine the weighted-average interest rate for variable rate debt, Libor interest rate was forecasted by CIEMEX-WEFA assuming 2.40% for 2002, 4.30%. for 2003, 5.30% for 2004 and beyond. Foreign Currency Risk

      Iusacell’s primary foreign currency exposure relates to our foreign currency denominated debt. Iusacell’s debt obligations are denominated in U.S. dollars while it generates revenues in Mexican pesos. Therefore, Iusacell is exposed to currency exchange rate risks that could significantly affect our ability to meet our obligations. The exchange rate of pesos to the U.S. dollar is a freely floating rate and the peso has experienced significant devaluations in recent years. Any significant decrease in the value of the peso relative to the U.S. dollar in the near term may have a material adverse effect on Iusacell and on our ability to meet our long-term debt obligations.

      In December 1999, Iusacell Celular used forward-rate contracts to hedge its exchange rate exposure for U.S.$77.0 million, approximately 50% of the principal and interest payments coming due over the period April 2000 to April 2001. In November 2000, Iusacell Celular entered into another forward-rate contract to hedge its exchange rate exposure for U.S.$15.0 million of interest payments coming due between then and January 2002. In August 2001, Iusacell entered into another forward-rate contract for U.S.$11.0 million to hedge its exchange rate exposure of interest payments coming due between then and November 2002. In August and October 2001 Iusacell Celular hedged using forward rate contracts 100% of the principal U.S.$150 million and U.S.$34.5 million of associated interest of its 10% senior notes due 2004.

      The following table summarizes Iusacell’s debt and derivative instruments that are sensitive to changes in foreign currency exchange rates as of December 31, 2001. For the debt, the tables present principal payment obligations that exist by maturity date and the related average interest rate. For the forward exchange contracts, the table presents the amount of foreign currency that Iusacell has contracted to purchase and the average exchange rates by contractual dates. Average interest rates for liabilities are calculated based on weighted average. Dollar denominated amounts have been converted to Mexican Pesos based on the exchange rate of December 31, 2001, which was 1 U.S.$1 = Ps9.1695.

	As of December 31, 2001 Expected Maturity Date

	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value

	In thousands of Mexican Pesos (U.S. Dollars)
Fixed Rate Debt
U.S. Dollar denominated	110,034	—	1,375,425	—	—		1,485,459	1,526,722
Weighted-average interest rate	9.5%	10.0%	5.4%	—	—
Variable Rate Debt
U.S. Dollar denominated	83,501	—	913,356	1,217,806	304,452	—	2,519,114	2,519,114
Weighted-average interest rate	4.8%	6.6%	7.7%	7.7%	7.7%	—
Forward Exchange Derivatives
Receive Mexican Pesos/ Pay U.S. Dollars	—		—	—	—	—	—
Average exchange rate	—	—	—	—	—	—	—
Receive U.S. Dollars/ Pay Mexican Pesos	209,065	140,752	1,984,279	—	—	—	—
Average exchange rate	9.955	9.384	12.026	—	—	—	—

Note: To determine the weighted-average interest rate for variable rate debt, Libor interest rate was forecasted by CIEMEX-WEFA assuming 2.40% for 2002, 4.30%. for 2003, 5.30% for 2004 and beyond.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable.

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      See Item 5, “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Loan Covenants Waivers and Modifications” for a description of any default and the correspondent waiver.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      Not applicable

ITEM 15.     RESERVED

      Not applicable.

ITEM 16.     RESERVED

      Not applicable.

PART III

ITEM 17.     FINANCIAL STATEMENTS

      We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.     FINANCIAL STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS

Mexico City, March 1, 2002, except for Note 25 for which the date is May 29, 2002.

The Board of Directors and Stockholders of

Grupo Iusacell Celular, S. A. de C. V.:

      We have audited the accompanying consolidated balance sheets of Grupo Iusacell Celular, S. A. de C. V. and subsidiaries (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of income, of changes in stockholders’ equity and of changes in financial position for each of the three years in the period ended December 31, 2001 and the financial statement schedule included in this Form 20-F. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards in Mexico and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements and financial statement schedule referred to above present fairly, in all material respects, the consolidated financial position of Grupo Iusacell Celular, S. A. de C. V. and subsidiaries as of December 31, 2001 and 2000, and the consolidated results of its operations, changes in stockholders’ equity and changes in its consolidated financial position for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in Mexico.

      Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2001 expressed in Mexican Pesos and the determination of consolidated stockholders’ equity at December 31, 2001 and 2000 also expressed in Mexican Pesos to the extent summarized in Note 23 to the consolidated financial statements.

PRICEWATERHOUSECOOPERS

Juan Manuel Ferrón Solís
Audit Partner

GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES

(subsidiary of Grupo Iusacell, S.A. de C.V.)

CONSOLIDATED BALANCE SHEETS
(Notes 1, 2, 3 and 4)

Expressed in thousands of

constant Mexican pesos as of December 31, 2001

	December 31,

	2001		2000

ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 4c.)	Ps.	119,544	Ps.	292,354

Accounts receivable:
Trade, net of Ps.210,891 and Ps221,684 of allowance for doubtful accounts in 2001 and 2000, respectively (Note 4e.)		595,286		637,101
Due from related parties (Note 5)		43,047		50,354
Recoverable taxes and other		533,720		514,189

		1,172,053		1,201,644

Inventories — Net (Note 6)		239,770		249,388

Total current assets		1,531,367		1,743,386
Investments (Note 7)		34,063		32,952
Property and equipment — Net (Note 8)		8,860,266		8,256,859
Other assets — Net (Note 9)		1,881,304		1,889,619
Excess of cost of investments in subsidiaries over book value — Net of accumulated amortization of Ps.793,552 in 2001 and Ps.662,976 in 2000 (Note 4j.)		1,885,623		1,888,559

Total assets	Ps.	14,192,623	Ps.	13,811,375

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Notes payable (Note 10d.)	Ps.	110,034	Ps.	120,391
Current portion of long-term debt (Note 10)		—		1,344,059
Trade accounts payable		549,944		493,735
Notes payable to suppliers, short-term (Note 11)		123,501		—
Due to related parties (Note 5)		160,516		155,134
Taxes and other payables		813,002		988,542
Income tax (Note 12)		54,498		38,158
Employee profit sharing (Note 12)		2,669		5

Total current liabilities		1,814,164		3,140,024
Long-term debt (Note 10)		3,811,042		2,850,800
Other accounts payable, long-term (Notes 4d. and 4m.)		54,742		3,419

Total liabilities		5,679,948		5,994,243

Commitments and contingencies (Note 13)		—		—

	December 31,

	2001		2000

STOCKHOLDERS’ EQUITY:
Contributed capital (Notes 14, 15 and 16):
Capital stock		12,870,602		12,870,413
Capital contributed		92,831		92,831

		12,963,433		12,963,244

Contributions for future capital stock increases		2,195,544		1,302,158

Earned capital (Note 16):
Accumulated (losses) profits:
Legal reserve		26,828		26,828
For prior years		(5,835,793)		(5,163,373)
For the year		(297,676)		(672,420)

		(6,106,641)		(5,808,965)

Accumulated other comprehensive income		(664,747)		(664,747)

Total majority stockholders’ equity		8,387,589		7,791,690
Minority interest		125,086		25,442

Total stockholders’ equity		8,512,675		7,817,132

Total liabilities and stockholders’ equity	Ps.	14,192,623	Ps.	13,811,375

The accompanying twenty-five notes are an integral part of these consolidated financial statements.

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

(Notes 1, 2, 3 and 4)

Expressed in thousands of

constant Mexican pesos as of December 31, 2001

	Years Ended December 31,

	2001		2000		1999

Revenues:
Services	Ps.	5,681,689	Ps.	5,200,997	Ps.	4,285,910
Telephone equipment sales and other		607,131		528,713		497,061

		6,288,820		5,729,710		4,782,971

Cost of sales:
Cost of services		1,476,595		1,464,120		1,221,938
Cost of telephone equipment sales and other		378,093		355,996		306,557

		1,854,688		1,820,116		1,528,495

Gross profit		4,434,132		3,909,594		3,254,476
Operating expenses		2,220,260		1,917,550		1,643,189
Depreciation and amortization		2,568,688		2,380,960		1,620,273
Other operating income (Note 8)		307,886		—		—

Operating loss		(46,930)		(388,916)		(8,986)

Other expenses (income) — Net		—		—		26,225

Integral financing cost (gain):
Interest expense — Net		385,896		509,789		305,669
Foreign exchange (gain) loss — Net		(95,792)		19,566		(210,259)
Gain from monetary position		(165,028)		(374,382)		(752,067)

		125,076		154,973		(656,657)

Equity participation in net (profit) loss of associated companies and net (gain) loss on sale of equity investments (Notes 2 and 7)		(6,518)		(2,478)		54,160

(Loss) profit from continuing operations before assets tax, income tax and minority interest		(165,488)		(541,411)		567,286
Provisions for:
Assets tax		146,404		156,335		150,889
Income tax		—		—		461,707

		146,404		156,335		612,596

Loss from continuing operations before minority interest		(311,892)		(697,746)		(45,310)
Minority interest		20,694		16,461		20,400

Loss from continuing operations		(291,198)		(681,285)		(24,910)
(Profit) loss from discontinued operations (net of income tax) (Note 19)		—		(8,865)		1,748

Loss after discontinued operations and before extraordinary item		(291,198)		(672,420)		(26,658)
Extraordinary item:
Amortization of tax loss carry forwards		—		—		461,707

(Loss) profit after extraordinary item		(291,198)		(672,420)		435,049
Cumulative effect of the adoption of the new accounting pronouncement (Note 4d.)		6,478		—		—

Net (loss) profit for the year	Ps.	(297,676)	Ps.	(672,420)	Ps.	435,049

The accompanying twenty-five notes are an integral part of these consolidated financial statements.

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(Notes 1, 2, 3 and 4)

Expressed in thousands of constant Mexican pesos as of December 31, 2001

					Contributions		Accumulated profits (losses)						Accumulated
					for future								other				Total
	Capital stock		Capital		capital stock		Legal						comprehensive		Minority		stockholders’
	subscribed		contributions		increases		reserve		Prior years		For the year		income		interest		equity

Balance at December 31, 1998	Ps.	11,031,253	Ps.	92,831			Ps.	5,076	Ps.	(3,919,200)	Ps.	(1,657,470)	Ps.	(868,820)	Ps.	1,037	Ps.	4,684,707
Application of 1998 net loss										(1,657,470)		1,657,470						—
Increase in capital stock from the capitalization of stockholders’ debt		1,839,160																1,839,160
Decrease in minority interest																(29,162)		(29,162)
Comprehensive profit for the year												435,049		8,381				443,430

Balance at December 31, 1999		12,870,413		92,831				5,076		(5,576,670)		435,049		(860,439)		(28,125)		6,938,135
Application of 1999 net profit								21,752		413,297		(435,049)						—
Contribution for future capital stock increases					Ps.	1,302,158												1,302,158
Increase in minority interest																53,567		53,567
Comprehensive loss for the year												(672,420)		195,692				(476,728)

Balance at December 31, 2000		12,870,413		92,831		1,302,158		26,828		(5,163,373)		(672,420)		(664,747)		25,442		7,817,132
Application of 2000 net loss										(672,420)		672,420						—
Increase in capital stock from the capitalization of stockholders’ debt		110																110
Decrease in capital stock from the effects of the reverse stock split		(242)																(242)
Increase in capital stock		321																321
Contribution for future capital stock increases						893,386												893,386
Increase in minority interest																99,644		99,644
Comprehensive loss for the year												(297,676)						297,676)

Balance at December 31, 2001	Ps.	12,870,602	Ps.	92,831	Ps.	2,195,544	Ps.	26,828	Ps.	(5,835,793)	Ps.	(297,676)	Ps.	(664,747)	Ps.	125,086	Ps.	8,512,675

The accompanying twenty-five notes are an integral part of these consolidated financial statements.

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
(Notes 1, 2, 3 and 4)

Expressed in thousands of constant

Mexican pesos as of December 31, 2001

	Years Ended ?December 31,?

	2001		2000		1999

Operating activities:
Loss from continuing operations	Ps.	(291,198)	Ps.	(681,285)	Ps.	(24,910)
Items not requiring the use of resources:
Depreciation and amortization		2,568,688		2,380,960		1,620,273
Equity participation in net (profit) loss of associated companies and net (gain) loss on sale of equity investments		(6,518)		(2,478)		54,160
Minority interest		(20,694)		(16,461)		(20,400)

		2,250,278		1,680,736		1,629,123
Resources provided by (used for) operating activities:
Trade accounts receivable		68,326		168,204		(417,981)
Related parties		12,689		26,410		69,039
Recoverable taxes and other		(1,973)		169,792		(66,439)
Inventories		33,852		(39,706)		26,714
Trade accounts payable		62,102		(235,974)		(388,630)
Taxes and other payables		(252,647)		(18,004)		38,984
Income tax		15,968		36,594		(60,217)
Employee profit sharing		2,664		(426)		423
Other		51,323		722		(572)

Resources provided by operating activities before discontinued operations, extraordinary item and cumulative effect of the adoption of the new accounting pronouncement		2,242,582		1,788,348		830,444
Cumulative effect of the adoption of the new accounting pronouncement		(6,478)		—		—
Amortization of tax loss carry forwards		—		—		461,707
Profit (loss) from discontinued operations		—		8,865		(1,748)

Resources provided by operating activities		2,236,104		1,797,213		1,290,403

Financing activities:
Proceeds from long-term debt		2,435,617		—		373,746
Principal payments on long-term debt		(2,819,434)		(920,529)		—
(Decrease) increase in notes payable		(10,357)		12,340		(840,432)
Contribution for future capital stock increases		893,386		1,302,158		—
Increase in capital stock		321		—		—
Decrease in capital stock		(242)		—		—
Accumulated effect of deferred taxes		—		195,692
Increase in capital stock from the capitalization of stockholders’ debt		110				1,839,160

Resources provided by financing activities		499,401		589,661		1,372,474

Investing activities:
Purchase of property and equipment		(1,597,768)		(2,055,998)		(1,708,907)
Sale of common stock of associated companies		3,976		68,261		13,486
Acquisition of Portatel, net of cash		(495,320)		—		—
Increase in telephones to be amortized		(521,782)		(1,088,139)		(862,577)
(Purchase) sale of other assets		(297,421)		778,805		(228,424)

Resources used for investing activities		(2,908,315)		(2,297,071)		(2,786,422)

Net (decrease) increase in cash and cash equivalents		(172,810)		89,803		(123,545)
Cash and cash equivalents at the beginning of the year		292,354		202,551		326,096

Cash and cash equivalents at the end of the year	Ps.	119,544	Ps.	292,354	Ps.	202,551

The accompanying twenty-five notes are an integral part of these consolidated financial statements.

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES

(subsidiary of Grupo Iusacell, S. A. de C. V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2001, 2000 and 1999
Except as otherwise noted, expressed
in thousands of constant Mexican pesos as of December 31, 2001.
Amounts expressed in U.S. Dollars are in thousands.

Note 1 — Entity, Nature of Business and Principal Stockholders

Entity and nature of business

      Grupo Iusacell Celular, S.A. de C.V. (the Company) is a holding company incorporated on October 6, 1992, and starting August 4, 1999, is subsidiary of Grupo Iusacell, S.A. de C.V. (New Iusacell). The Company was previously named Grupo Iusacell, S.A. de C.V. and on March 1, 2000, changed its name from Grupo Iusacell, S.A. de C.V. to Grupo Iusacell Celular, S.A. de C.V. (Old Iusacell).

      As a part of the recapitalization and restructuring plan of New Iusacell, a new holding company, it was incorporated on August 6, 1998 to acquire and hold all of the outstanding shares of Old Iusacell. In July 1999, New Iusacell initiated an offer to exchange its two series of common stock for the four series of common stock of Old Iusacell then outstanding on a one for one basis. As a result of the exchange, New Iusacell acquired 99.5% of Old Iusacell shares when the offer expired on August 10, 1999.

      On February 1, 2000, New Iusacell launched a second exchange offer and at its conclusion, Old Iusacell’s ADS depositary, The Bank of New York, converted the remaining, non-exchanged Old Iusacell ADSs into New Iusacell shares. As a result of these transactions, New Iusacell increased its ownership in Old Iusacell to 99.99%.

      On June 15, 2000, New Iusacell launched a private purchase offer under which the Company expected to purchase the remaining Old Iusacell shares not tendered during the two exchange offers. When this offer expired on September 29, 2000, there was 1 share of Old Iusacell not owned by New Iusacell. This share represented 0.002% of the total outstanding shares of Old Iusacell at December 31, 2000.

      On March 30, 2001, Old Iusacell’s stockholders approved a 30,000 to 1 reverse stock split. Upon implementation of the reverse split in May 2001, New Iusacell increased its ownership in Old Iusacell to 100% (Note 14). All references to the number of shares, per share amounts and any other reference to shares in the consolidated financial statements and the accompanying notes to the consolidated financial statements, unless otherwise noted, have been adjusted to reflect the reverse split on a retroactive basis.

      Old Iusacell’s subsidiaries are primarily engaged in the wireless telecommunications business and hold concessions to operate cellular telephone systems in five market areas (each a Region) in Mexico. Old Iusacell through its subsidiaries, holds the non-wire line cellular concessions for Region 5 (Guadalajara), Region 6 (Leon), Region 7 (Puebla), a cellular authorization for Region 9 (Mexico City), and in 2001, acquired the company that holds the concession for Region 8 (Mérida) (Note 2).

      Old Iusacell subsidiaries also provide long distance services and nationwide and international paging services.

Principal stockholders

      In February 1997, after execution of a definitive agreement between Old Iusacell’s principal stockholders and approval by the Mexican government, Bell Atlantic Corporation (Bell Atlantic) assumed management control of Old Iusacell from Carlos Peralta and companies and individuals controlled by or related to him (together, the Peralta Group). After the incorporation of New Iusacell, Bell Atlantic also has management control of New Iusacell.

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S. A. de C. V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      On June 30, 2000, Bell Atlantic and GTE Corporation, completed their merger, creating Verizon. References made to Verizon with respect to dates prior to June 30, 2000 are references to Bell Atlantic prior to its acquisition of GTE Corporation.

      On April 4, 2001, after obtaining the authorization of the Mexican regulatory agencies and the finalization of a stockholders’ agreement between the Peralta Group and Vodafone Group Plc (Vodafone), the Peralta Group and Vodafone closed the transaction under which the Peralta Group sold its 34.5% ownership in New Iusacell to Vodafone. Verizon and Vodafone hold substantial ownership interests (direct or indirect) in New Iusacell.

Note 2 — Acquisitions, Dispositions and Company Structure

      In November 1999, the Company liquidated its investment in Compañía Colombiana de Telefonía Celular, S.A. (Telecel) and recorded a loss of Ps.56,622 before taxes.

      In 2000, subsidiary Cellular Solutions de México, S.A. de C.V. (Cellular Solutions) was merged into another subsidiary, Iusacell, S.A. de C.V. The merger was recorded as of December 31, 2000.

      On January 1, 2001, through a capital contribution, New Iusacell acquired the control of Iusacell PCS, S.A. de C.V. (Iusacell PCS), substantially diluting Old Iusacell. Consequently, the Company no longer consolidates Iusacell PCS.

      During 2001, the Company incorporated Iusatel USA, Inc. to be engaged in the long distance business in the United States of America.

      On March 22, 2001, the Company sold its 65% equity interest in Satelitrón, S. A. de C. V. As a result of the sale, the Company recorded a gain of Ps.3,976 (U.S.$429) before taxes.

Acquisition of Grupo Portatel, S. A. de C. V.

      On October 19, 2001, Old Iusacell completed the acquisition of a 78.34% ownership in Grupo Portatel, S. A. de C. V. and its subsidiaries (Portatel) for Ps.522,533 (U.S.$56,588). The Company also reached an agreement to acquire the remaining the 21.66% ownership in Portatel for U.S.$16,150. The Company closed the acquisition of this remaining ownership on February 8, 2002. Portatel is engaged in the wireless communications business and holds the concession to operate cellular telephone systems in Region 8, which covers the Mexican states of Yucatán, Campeche, Quintana Roo, Chiapas and Tabasco in the southeast of Mexico.

      The consolidated income statements of the Company include the consolidated results of Portatel beginning October 19, 2001. The assets acquired and liabilities assumed were recorded at estimated fair values as determined by the Company’s management based on information currently available, on current assumptions as to future operations and independent appraisals. A summary of the assets acquired and liabilities assumed in the acquisition is as follows:

Estimated fair values:
Assets acquired	Ps.	516,239
Liabilities assumed		(152,831)
Goodwill (amortized by the straight-line method over the remaining life of the concession)		159,125

Purchase price	Ps.	522,533

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S. A. de C. V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company Structure

      Under the laws established by the Mexican government, due to Verizon’s control of New Iusacell, New Iusacell may not own the majority of the voting stock of Mexican companies that hold concessions to provide telecommunications services other than cellular service. As of November 1998, Old Iusacell and José Ramón Elizondo, a then director of New Iusacell (the Mexican National), entered into a joint venture formation agreement (the Agreement) pursuant to which they agreed to participate together in the microwave frequencies leasing, long distance, local telephony, PCS and paging businesses. Old Iusacell and the Mexican National agreed that Old Iusacell would own 94.9% of the economic interest and 49% of the voting shares of Iusatel, S. A. de C. V. (Iusatel), the Company’s long distance concessionaire, Iusatelecomunicaciones, S. A. de C. V. (Iusatelecomunicaciones), the Company’s fixed wireless local telephony operation, Punto-a-Punto Iusacell, S. A. de C. V. (Punto-a-Punto Iusacell), a microwave frequencies concessionaire and Iusacell PCS, S. A. de C. V. (Iusacell PCS), which holds concessions for 1.9GHz frequencies in Regions 1 and 4.

      Iusatel, Iusatelecomunicaciones, Punto-a-Punto Iusacell and Iusacell PCS are each referred herein as a Non-Cellular Subsidiary and together, the Non-Cellular Subsidiaries. The Mexican National owns 5.1% of the economic interest and 51% of the voting shares of these companies.

      The Mexican National does not have the unilateral right to approve actions at the stockholder or board level of the Non-Cellular Subsidiaries. Under each company’s by-laws, all stockholder or board actions must also be approved by the majority of the shares held by Old Iusacell (or New Iusacell) or a majority of the board members designated by Old Iusacell (or New Iusacell), respectively.

      The Agreement, together with each joint venture company’s by-laws, enable Old Iusacell or New Iusacell, as the case may be, to have management control over the day-to-day operations and financial administration of the Non-Cellular Subsidiaries. The Mexican National cannot alone, among other things, select, terminate or determine the compensation of management or establish operating and capital decisions in the ordinary course of business.

      Old Iusacell signed a joint venture agreement with a Mexican company, which holds a fifteen-year concession to provide nationwide and international paging services through July 2009. As of December 31, 2001, Infotelecom is owned 49%, 49% and 2%, by Old Iusacell, Banorte, S. A. (which acquired Infomin, S.A de C.V.’s interest in Infotelecom in exchange for the retirement of debt) and the Mexican National, respectively. Old Iusacell committed to contribute up to U.S.$10,500. As of December 31, 2000, Old Iusacell had invested all U.S.$10,500. If a partner does not fulfill its responsibilities under the joint venture agreement, sanctions could cause such partner to lose its investment and incur a penalty of up to U.S.$1,000.

      The subsidiaries of the Old Iusacell, which are included in the consolidated financial statements, are as follows:

	Economic interest
	(direct or indirect)
	as of December 31

Subsidiary	2001	2000

	(%)	(%)
S.O.S. Telecomunicaciones, S. A. de C. V. (Region 9)	100	100
Iusacell, S. A. de C. V.	100	100
Sistecel, S. A. de C. V.	100	100
Comunicaciones Celulares de Occidente, S. A. de C. V. (Region 5)	100	100
Sistemas Telefónicos Portátiles Celulares, S. A. de C. V. (Region 6)	100	100
Telecomunicaciones del Golfo, S. A. de C. V. (Region 7)	100	100
Inflight Phone de México, S.A de C. V.	100	100

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S. A. de C. V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Economic interest
	(direct or indirect)
	as of December 31

Subsidiary	2001	2000

	(%)	(%)
Inmobiliaria Montes Urales 460, S. A. de C. V.	100	100
Mexican Cellular Investments, Inc.	100	100
Iusanet, S. A. de C. V.	100	100
Promotora Celular, S. A. de C. V.	100	100
Iusatelecomunicaciones	95	95
Grupo Iusacell Nicaragua, S.A.	100	100
Satelitrón, S. A. de C. V.	—	65
Infotelecom	49	49
Punto a Punto Iusacell	95	95
Grupo Portatel, S. A. de C. V. and subsidiaries (Region 8)	78	—
Iusatel	95	95
Iusatel USA, Inc.	100	—

Note 3 — Basis of Presentation

a.     Basis of presentation

      The Company’s consolidated financial statements have been prepared in conformity with Mexican GAAP. The consolidated financial statements have been presented in thousands of constant Mexican pesos as of December 31, 2001 as required by Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information”, as amended, issued by the MIPA (Bulletin B-10).

b.     Consolidated financial statements

      Those companies in which the Company holds 50% or more of the capital stock and/or exercises control over operating and financing activities are included in the consolidated financial statements. In addition, while the Company owns less than 50% of the voting common stock of the Non-Cellular Subsidiaries, it consolidates them because it exercises management control over their day-to-day operations and financial administration by appointment of the stockholders and other arrangements (Note 2). All significant inter-company balances and transactions have been eliminated in consolidation.

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

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S. A. de C. V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 4 — Accounting Policies

      A summary of the Company’s significant accounting policies is as follows:

a.     Monetary unit

      The financial statements are presented in Mexican pesos (Ps.), the currency that, based on Mexican laws, must be used to prepare the accounting records of the Company and its Mexican subsidiaries.

b.     Effects of inflation on the financial statements

      The consolidated financial statements of the Company have been prepared in accordance with Bulletin B-10. The Third Amendment to Bulletin B-10 requires the restatement of all comparative financial statements to constant Mexican pesos as of the date of the most recent balance sheet presented. Accordingly, the consolidated financial statements have been restated as follows:

•	The balance sheet amounts as of December 31, 2000 presented in the consolidated financial statements have been restated to constant Mexican pesos as of December 31, 2001 based on the National Consumer Price Index (NCPI) published by Banco de México (the Mexican Central Bank).

•	Consolidated income statements for the current and prior years have been restated to constant Mexican pesos as of December 31, 2001 using the NCPI from the periods in which the transactions occurred.

•	Bulletin B-12, “Statement of Changes in Financial Information”, issued by the MIPA (Bulletin B-12), addresses the presentation of the statement of changes in financial position when financial statements have been restated to constant Mexican pesos as of the latest balance sheet date. Bulletin B-12 identifies the origin and application of resources representing differences between beginning and ending balance sheet amounts in constant Mexican pesos, excluding the effect of holding non-monetary assets. Bulletin B-12 also provides that monetary and foreign exchange gains and losses should not be eliminated from resources provided by operating or financing activities.

      The items that originate from the recognition of effects of inflation on financial information are as follows:

     Restatement of non-monetary assets

      Inventories are valued at the average price of the purchases made during the period and are restated using the NCPI, without exceeding net realizable value.

      Based on the Fifth Amendment to Bulletin B-10, property and equipment, net, and depreciation for the year are restated using the NCPI, without exceeding net realizable value.

      Property and equipment are depreciated using the straight-line method, based on the restated values. During the second quarter of 2001, the Company completed a technical review of the remaining useful lives of certain analog and digital network equipment. As a result, the weighted-average useful life for certain communications equipment is now ten years compared with the previous 8.7 years. This change represented a

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S. A. de C. V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reduction of approximately Ps.452,000 in depreciation expense for the year. The average annual rates of depreciation used by the Company are as follows:

	2001	2000

	(%)	(%)
Buildings and facilities	4	4
Communications equipment	10	12
Furniture and fixtures	10	9
Transportation equipment	17	18
Computer equipment	29	21
Cellular rental telephones	25	25

      The Company does not capitalize integral financing cost for assets under construction, unless the integral financing cost generated by loans are directly attributable to those assets. For the years ended December 31, 2001 and 2000, the Company did not capitalize integral financing cost. Integral financing costs capitalized during 1999 were Ps.184,718.

      Investments in associated companies are accounted for using the equity method based on the associated company’s equity and are adjusted for the effects of inflation in accordance with Bulletin B-10.

     Restatement of stockholders’ equity

      The contributed and earned capital accounts include the effect of restatement determined by applying the NCPI factor from the date capital was contributed or earned. The restatement represents the amount required to maintain the contributions and accumulated results in constant Mexican pesos as of December 31, 2001.

      The excess or deficit from restatement of capital account is an element of stockholders’ equity that includes surplus or deficit from holding non-monetary assets, which represents the excess or deficit in specific values of net non-monetary assets in comparison with the increase attributable to general inflation as measured by the NCPI.

     Integral financing (gain) cost

      Integral financing (gain) cost is comprised of net interest expense, foreign exchange gains and losses, gains and losses from net monetary position and fluctuations in the market value of hedge derivative contracts on foreign-denominated debt.

      Foreign exchange gains and losses on transactions denominated in currencies other than Mexican pesos result from fluctuations in exchange rates between the date transactions are recorded and the date of settlement or period end.

      Gains and losses from net monetary position represent the effects of inflation, as measured by the NCPI, on the Company’s monetary assets and liabilities at the beginning of each month. If monetary liabilities exceed monetary assets, there is a gain from monetary position. If monetary liabilities are less than monetary assets, there is a resulting loss from monetary position.

c.     Cash and cash equivalents

      During 2000, the MIPA issued Bulletin C-1, “Cash”, applicable to all Mexican companies beginning January 1, 2001. This Bulletin provides guidance for the valuation of foreign currencies and precious metals as currency.

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S. A. de C. V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Cash and cash equivalents consist primarily of bank deposits. The Company invests its excess cash in deposits with major banks.

      As the Company follows the practices mentioned in the Bulletin, the adoption of this Bulletin did not have a material effect on the Company’s financial statements and disclosures.

d.     Financial instruments

      Effective January 1, 2001, Bulletin C-2, “Financial Instruments”, issued by the MIPA (Bulletin C-2), requires that all financial instruments be recorded in the balance sheet at their fair value and changes in the fair value be recorded in each period in the income statement. Bulletin C-2 also requires that derivative financial instruments used for hedging purposes be recorded in the balance sheet and valued using the same valuation criteria used to value the hedged asset or liability.

      The Company’s financial instruments consist principally of cash and cash equivalents, accounts receivable and payable, notes payable, long-term debt, and foreign currency and interest hedge contracts.

      The Company use derivative financial instruments to manage the risk of variable interest rates and foreign currency exchange fluctuations, which under Bulletin C-2, are classified as hedge transactions.

      The carrying amounts of financial instruments, as reflected in the balance sheet, approximate their fair value as of December 31, 2001, except for long-term debt which has a quoted market value and for the foreign currency and interest rate hedge contracts, which as of January 1, 2001, are valued using the same valuation criteria used to value the hedged asset or liability (Note 21).

      As a result of the adoption of this new accounting pronouncement, the Company recognized a cumulative loss on derivative financial instruments of Ps.6,478 as of January 1, 2001. Prior to January 1, 2001, the Company recorded interest rate and foreign currency hedge contracts on a cash basis.

e.	Allowance for doubtful accounts

      The Company cancels service to customers with invoices that are 60 days past due. The allowance for doubtful accounts represents the Company’s estimate of the probable loss inherent in all accounts receivable due to general historical trends of customer performance and factors surrounding the specific customer’s credit risk. The Company wrote off accounts receivable for Ps.119,225 and Ps.42,657 in 2001 and 2000, respectively. The charge to income for the year for the allowance for doubtful accounts amounted to Ps.108,432, Ps.94,531 and Ps.105,526 in 2001, 2000 and 1999, respectively.

f.	Investment in associated companies

      The Company carries under the equity method long-term investments in associated companies in which it owns between 20% and 50% of the company’s voting common stock and over which the Company can exercise significant influence. Under the equity method, such investments are carried at cost adjusted for the Company’s share of the net income or losses of these companies and the effects of restatement of non-monetary assets in the associated companies. The effects of transactions with such associated companies are eliminated before applying the equity method.

g.	Cellular telephones

      The cost of cellular telephones given to customers under exclusive service contracts is amortized on a straight-line basis based on the nature and terms of the service contracts to match costs with the timing of earned revenues. During the second quarter of 2001, the Company decided to reduce the amortization period of cellular telephones from an average of eighteen months to twelve months. This change represented an

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S. A. de C. V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

increase of approximately Ps.184,347 in amortization expense for the year. The cost of such telephones is included in other assets, net of accumulated amortization, and does not exceed market value.

      At the end of the contract term, the customer keeps the cellular telephone. In the event of an early termination of an exclusive service contract, the customer either (i) is required to return the phone to the Company or (ii) acquires the telephone at its book value on the date of termination.

      The cost of cellular telephones sold to customers is recorded as cost of sales based on the average cost of such telephones. Telephones leased to customers are included in fixed assets and are depreciated over the initial lease period, generally two years.

h.	Concessions

      Costs related to the acquisition of concessions granted by the Mexican government to provide cellular telephone services have been capitalized and are included in other assets. Such costs are amortized on a straight-line basis over the initial term of the respective concession. The Mexican government requires the Company’s compliance with the specific terms of each concession. Through December 31, 2001, the Company had complied substantially with such requirements, except for certain informational requirements of the Mexican authorities. The Company believes that such noncompliance does not expose it to any risk of concession forfeiture, or any other material liability.

i.	Advertising

      Advertising costs are expensed as incurred. The cost of prepaid media advertising (including television air time, magazine, directory and other print media) is deferred and recorded in other assets until the advertising airtime or space is used, at which time, such cost is recognized as an operating expense. Advertising expense amounted to Ps.430,993, Ps.349,851 and Ps.260,344 for 2001, 2000 and 1999, respectively.

j.	Excess of cost of investment in subsidiaries over book value

      The excess of cost over the book value of net assets of acquired subsidiaries is amortized on a straight-line basis over twenty years. Amortization expense was Ps.159,030, Ps.154,293 and Ps.192,273 in 2001, 2000 and 1999, respectively.

k.	Evaluation of long-lived assets

      The Company evaluates the recoverability of its long-lived assets when events and circumstances indicate that such assets might be impaired. The Company determines impairment by comparing the undiscounted cash flows estimated to be generated by these assets to their respective carrying amounts. In the event impairment exists, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the asset. If quoted market prices for an asset are not available, fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on property and equipment to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

l.	Deferred income taxes and employee profit sharing

      As of January 1, 2000, the Company adopted the provisions of revised Bulletin D-4, “Accounting Treatment of Income Tax, Assets Tax and Employee Profit Sharing”, issued by the MIPA, (Bulletin D-4). This revised Bulletin significantly modifies the previous accounting treatment for the calculation of deferred taxes by the partial liability method to a method based on comprehensive assets and liabilities. The new method requires the recognition of future tax consequences based on the difference between the financial

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S. A. de C. V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

statements and tax basis of assets and liabilities — temporary differences — as of the date of the financial statements.

      The accumulated effect at the beginning of the year, because of the adoption of Bulletin D-4, increased the deferred tax asset by Ps.172,031 and increased stockholders’ equity by the same amount. There was no net effect to income for the years ended December 31, 2001 and 2000, since the Company decided to increase the net deferred income tax asset and offset it by the creation of an allowance to reduce the value of the tax losses carry forward (Note 12).

      Employee profit sharing is a statutory labor obligation payable to employees and determined, for each subsidiary with employees, on its pretax income, as adjusted, in accordance with the provisions of Mexican labor and tax laws.

m.	Seniority premiums

      In accordance with Mexican labor law, the Company’s employees are entitled to seniority premiums upon retirement after 15 years of service or upon dismissal, disability or death. The Company follows Bulletin D-3, “Labor Obligations”, issued by the MIPA (Bulletin D-3). Under Bulletin D-3, the actuarially determined projected benefit obligation is computed using estimates of salaries that will be in effect at the time of payment.

      Personnel not yet eligible for seniority premiums are also included in the determination of the obligation with necessary adjustments made in accordance with the probability that these employees will reach the required seniority. At December 31, 2001, the average seniority of the eligible employees was less than 4 years. The Company’s liability and related costs for seniority premiums are immaterial for all periods presented.

      In accordance with Mexican labor law, the Company is liable for severance payments to employees who are dismissed under certain circumstances. Such compensation is expensed when paid.

      The Company has no employee pension plans and does not provide for post-retirement benefits.

n.     Profit (loss) per share

      Bulletin B-14, “Earnings per Share”, issued by the MIPA (Bulletin B-14), requires disclosure in the income statement of the basic net profit (loss) per share and diluted profit (loss) per share, and the per share effect of any extraordinary item affecting the net profit or loss for the year. Basic profit (loss) per share is computed by dividing profit (loss) available to common stockholders by the weighted-average number of common shares outstanding for the year. The computation of diluted profit (loss) per share is similar to basic profit (loss) per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued. For the years ended December 31, 2001, 2000 and 1999, the Company did not compute nor disclose diluted profit (loss) per share since it was not required by Bulletin B-14 because, for those years, the Company incurred losses from continuing operations.

o.     Revenue recognition

      Cellular air time is recorded as revenue as service is provided except for revenue from the sale of prepay cards which is recognized at the date of sale. The Company recognizes the revenue on the sale of prepay cards at the date of sale rather than on a deferred basis because the length of the average consumption period for such prepay cards is not significant, i.e., approximately one to one and a half months, and it is not material to results of operations for all periods presented. Sales and cost of sales of equipment and related services are recorded when goods are delivered and services are provided. Cellular access charges are billed in advance and

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S. A. de C. V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

recognized when the services are provided. Other revenues, mainly from paging and long distance services, are recognized when the related services are provided.

p.     Foreign currency transactions

      Foreign currency transactions are recorded at the exchange rates in effect at the transaction date. Assets and liabilities denominated in foreign currencies are translated to Mexican pesos using the exchange rates in effect at the time of settlement or valuation at each balance sheet date, with the resulting exchange differences being recognized as exchange gains or losses.

q.     Comprehensive income (loss)

      The Company adopted Bulletin B-4, “Comprehensive Income”, issued by the MIPA, (Bulletin B-4), effective January 1, 2001. Based on Bulletin B-4, the comprehensive income (loss) includes the Company’s consolidated net loss and any other item that, because of specific accounting guidance, is recorded directly as a part of stockholders’ equity, and which are not capital stock increases, decreases and/or distributions.

      The comprehensive income (loss) line included in the consolidated statement of stockholders’ equity represents the result of the performance of the Company during the year (Note 20).

r.	New accounting pronouncements

      In November 2001, the MIPA issued the revised Bulletin C-9, “Liabilities, Provisions, Contingent Assets and Liabilities and Commitments” (Bulletin C-9), which establishes a methodology for valuation, presentation and disclosure of liabilities and provisions, as well as for valuation and disclosure of contingent assets and liabilities, and for disclosure for commitments. The revised Bulletin C-9 states that (i) all contingent assets that have a practical true realization must be accounted and disclosed in the financial statements; (ii) contingent assets that have a probable realization cannot be accounted for in the financial statements, but must be disclosed; and (iii) contingent assets that do not have a probable realization and cannot be accounted for in the financial statements are not required to be disclosed. Bulletin C-9 requires disclosure of committed amounts when it represents significant fixed assets additions. The provisions of Bulletin C-9 are required to be applied beginning on January 1, 2003, although early adoption is recommended.

      In addition, in December 2001, the MIPA issued revised Bulletin C-8, “Intangible Assets” (Bulletin C-8), which defines intangible assets as costs incurred and rights or privileges acquired that will generate a future economic benefit. Revised Bulletin C-8 states that pre-operating costs should be expensed as a period cost, unless they could be classified as development costs. Bulletin C-8 requires that intangible assets with finite useful lives should be amortized over its useful life. The provisions of Bulletin C-8 are required to be applied beginning on January 1, 2003, although early adoption is recommended.

      Management is currently evaluating the impact that the adoption of Bulletin C-8 and Bulletin C-9 will have on its consolidated financial statements.

Note 5 — Related Parties

      Until April 4, 2001, the Peralta Group held substantial ownership interest in the Company. The Peralta Group holds ownership interests in various other entities, primarily Industrias Unidas, S. A. de C. V. (IUSA) and related entities, which still are customers of or suppliers to the Company.

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S. A. de C. V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of related party accounts and notes receivable, including interest, as of December 31, is as follows:

	2001		2000

IUSA and related entities	Ps.	1,333	Ps.	5,788
Iusacell PCS		41,714		—
New Iusacell		—		44,566

Total	Ps.	43,047	Ps.	50,354

      Accounts receivable result from the financing of related parties’ operations, the sale of cellular telephone services and operating lease contracts.

      Accounts and notes payable to related parties, including interest, as of December 31, are as follows:

	2001		2000

Verizon	Ps.	58,074	Ps.	155,134
Vodafone		2,008		—
New Iusacell		34,790		—
Iusacell Arrendadora, S.A. de C.V.		11,475		—
Iusacell Infraestructura, S.A. de C.V.		45,535		—
Iusacell Infraestructura de México, S.A. de C.V.		8,634		—

Total	Ps.	160,516	Ps.	155,134

      Accounts payable result from services rendered by the seconded employees assigned by Verizon and operating lease contracts for certain communications equipment.

      Old Iusacell made advance payments of U.S.$15,000 to Northern Telecom (CALA) Corporation (Nortel) in 1994. Legal counsel believed that Nortel is legally obligated to refund the U.S.$15,000 advance to Old Iusacell. Therefore in 2000, Verizon acquired rights to a refund of the advance from Nortel to be applied in future purchases by Verizon from Nortel, in exchange for a dollar-for-dollar reduction in payables by the Company to Verizon.

      The following is an analysis of the related party transactions described above:

	Years ended December 31

	2001		2000		1999

Service revenue	Ps.	52,639	Ps.	12,088	Ps.	16,214
Lease income		—		—		4,790

Total income	Ps.	52,639	Ps.	12,088	Ps.	21,004

Cellular telephones repair expenses	Ps.	15,619	Ps.	17,343
Technical expenses		59,333		88,959	Ps.	6,285
Lease expenses		156,326		7,744		6,397
Interest expense		2,624		—		—

Total expenses	Ps.	233,902	Ps.	114,046	Ps.	12,682

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S. A. de C. V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 6 — Inventories, Net

      As of December 31, inventories, net, consisted of the following:

	2001		2000

Cellular telephones and accessories	Ps.	343,330	Ps.	290,620
Less: Allowance for obsolete and slow-moving inventories		(110,756)		(51,329)

		232,574		239,291
Goods in transit		6,521		6,808
Advances to suppliers		675		3,289

	Ps.	239,770	Ps.	249,388

Note 7 — Investments

      As of December 31, the Company’s investments were as follows:

	2001			2000

Entity	Ownership	Investment		Ownership		Investment

Editorial Celular, S. A. de C. V	40.00%	Ps.	16,108	40.	00%	Ps.	15,086
AMCEL	—		14,689		—		14,688
Other	—		3,266		—		3,178

		Ps.	34,063			Ps.	32,952

      Editorial Celular, S.A. de C.V. is accounted for by the equity method. For each of the three years in the period ended December 31, 2001, the Company’s share of net earnings (losses) of Editorial Celular, S.A. de C.V. was of Ps.2,542, Ps.2,478 and Ps.2,462, respectively.

      For the years ended December 31, 2001 and 1999, the gain (loss) on sale of equity investments was of Ps.3,976 and (Ps.56,622), respectively.

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S. A. de C. V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 8 — Property and Equipment, Net

      a.     At December 31, property and equipment, net consisted of:

	2001		2000

Buildings and facilities	Ps.	1,623,380	Ps.	1,605,917
Communications equipment		9,820,210		8,334,971
Furniture and fixtures		194,989		183,236
Transportation equipment		79,475		64,106
Computer equipment		1,446,438		1,142,450
Cellular rental telephones		9,137		1,399

		13,173,629		11,332,079
Accumulated depreciation		(5,604,699)		(4,207,703)

		7,568,930		7,124,376
Land		65,859		59,682
Construction in progress		1,225,477		924,881
Advances to suppliers		—		147,920

	Ps.	8,860,266	Ps.	8,256,859

      b.     Depreciation expense was Ps.1,226,130, Ps.1,292,146 and Ps.788,430 for 2001, 2000 and 1999, respectively.

      c.     In December 1999, the Company entered into a series of agreements with MATC Celular, S. de R. L. de C. V. (an affiliated company of American Tower Corporation) (“MATC Celular”). These agreements, among other things, gave MATC Celular the right to acquire approximately 350 existing Old Iusacell non-strategic towers. During 2001, Old Iusacell and some of its subsidiaries sold 244 non-strategic towers to MATC Celular, for Ps.348,754 (U.S.$36,600) generating a gain on the sale, before taxes, of Ps.307,886. As a part of this agreement, a subsidiary of New Iusacell signed a lease contract for the same towers with MATC Celular for a minimum mandatory term of ten years, a term that could be automatically extended for two additional periods of five years each (Note 13a.).

      Under Mexican GAAP, Bulletin D-5, “Leases”, (Bulletin D-5) establishes the general criteria for capital and operating lease transactions. Sale-leaseback transactions are recognized with the use of the general criteria of Bulletin D-5. The timing of the recognition of a gain derived from sale-leaseback transactions should be based on the subsequent lease classification criteria of the leaseback portion of the transaction. If the subsequent leaseback is accounted for as an operating lease, full immediate gain recognition is allowed, whereas, if the subsequent leaseback is accounted for as a capital lease, the gain is deferred and amortized in proportion with the estimated useful life of the asset leased. Based upon this criteria, the sale-leaseback agreement with MATC Celular was recorded by the Company as an operating lease and consequently, the Ps.307,886 gain was recognized at the date of the sale and has been recorded as other operating income in the consolidated income statement for the year ended December 31, 2001.

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S. A. de C. V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 9 — Other Assets

      a.     At December 31, other assets consisted of the following:

	2001	2000

Concessions	Ps. 806,193	Ps. 428,417
Cellular telephones to be amortized	3,322,914	2,919,915
Prepaid expenses	351,094	341,823
Advance payments	374,567	161,593
Pre-operating expenses	21,631	91,384
Other	259,637	200,259
Deferred income taxes (Note 12)	172,031	179,600

	5,308,067	4,322,991
Accumulated amortization	(3,426,763)	(2,433,372)

	Ps. 1,881,304	Ps. 1,889,619

      b.     Concessions and cellular telephone amortization expense was Ps.1,183,528, Ps.934,521 and Ps.639,570 in 2001, 2000 and 1999, respectively.

Note 10 — Notes Payable and Long-Term Debt

      As of December 31, 2001 and 2000, the long-term debt of the Company consisted of the following:

	U.S. Dollars 2001		2001	2000

Senior notes due 2004		U.S.$150,000	Ps.1,375,425	Ps.1,504,895
Amended and restated syndicated loan		265,622	2,435,617	—
Long-term bank loan		—	—	1,057,913
Revolving credit facility		—	—	846,330
Eximbank financing		—	—	504,250
Commerzbank financing		—	—	256,389
BBVA Bancomer handset facilities		—	—	25,082

		415,622	3,811,042	4,194,859
Current portion of long-term debt		—	—	1,344,059

	U.S.$	415,622	Ps.3,811,042	Ps.2,850,800

a.     Senior notes due 2004

      On July 25, 1997, Old Iusacell completed an offering of long-term, senior notes due July 15, 2004 for U.S.$150,000, accruing interest at a fixed rate of 10%, payable semi-annually starting January 15, 1998 (the Notes Due 2004). The Notes Due 2004 are redeemable at the option of Old Iusacell, in whole or in part, at any time on or after July 15, 2001 starting at a redemption price of 105.0% of principal amount plus accrued interest, if any, declining to 102.5% after July 15, 2002, and finally to 100.0% after July 15, 2003.

      The Notes Due 2004 may also be redeemed at a price equal to 100.0% of principal amount plus accrued interest, if any, in the case of legal changes adversely affecting the treatment of the withholding taxes on payments to holders of the Notes Due 2004.

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S. A. de C. V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b.     Amended and restated syndicated loan

      On March 29, 2001, Old Iusacell completed the restructuring of its long-term bank loan, its revolving credit facility, and the payment of the Eximbank financing and the Commerzbank financing by entering into an amended and restated senior secured loan agreement (the amended and restated syndicated loan), which consists of:

(i) The Tranche A Loan for an aggregate principal amount of U.S.$189,805 for the purpose of refinancing existing indebtedness under the long-term bank loan and the revolving credit facility and under a certain bridge loan used to pay the January 2001 principal amortization payments under the long-term bank loan and the revolving credit facility.

(ii) The Tranche B Loan for an aggregate principal amount of U.S.$75,817 for the purpose of paying existing indebtedness under the Eximbank financing and the Commerzbank financing and under a certain bridge loan used to pay also in January 2001 a principal amortization payment under the Commerzbank financing.

      The amended and restated syndicated loan provides for interest at a rate per annum equal to one, two, three or six month LIBOR at Old Iusacell’s option plus a spread ranging from, depending on Old Iusacell’s leverage ratio, 1.75% to 2.25% with quarterly interest payments which began on May 29, 2001. Principal installments will be due beginning 2004 through 2006.

      There was no gain or loss recognized from this loan restructuring.

c.     Covenants and collateral

      The amended and restated syndicated loan and the Notes Due 2004 contain certain restrictive covenants, including the maintenance of certain financial ratios, restrictions on incurring additional debt, limitations on capital expenditures and restrictions on the sale or lease of Old Iusacell’s assets. As of December 31, 2001 and 2000, Old Iusacell had complied with such covenants.

      On November 30, 2000, Old Iusacell obtained the Fourth Amendment to the long-term bank loan and the revolving credit facility. On the same date, Old Iusacell also obtained a waiver, consent and second amendment to the Eximbank financing and to the Commerzbank financing (the Second Amendment). The Second Amendment and the Fourth Amendment allowed the Company, among other things, to: (i) dispose of certain telecommunications equipment (Note 8c.) under certain conditions such as the funds obtained on the sale be used to acquire additional assets; (ii) the sublease of such communications equipment by Old Iusacell or any of its subsidiaries; (iii) the sale of one of Old Iusacell’s subsidiaries, Satelitrón, S. A. de C. V.; (iv) the release of the mortgage of a real property and (v) Old Iusacell’s incurrence on or before March 31, 2001 of unsecured indebtedness with maturities not to exceed 12 months of an aggregate principal amount of not more than U.S.$20,000.

      On December 7, 2001 the Amended and Restated syndicated loan was amended and a waiver and consent was granted in order to allow Old Iusacell to (i) create liens encumbering initial deposits and margin deposits securing indebtedness under any interest rate protection agreement or other interest hedging agreement up to the principal amount of indebtedness of Old Iusacell and its subsidiaries with floating rate of interest; (ii) loan or advance to New Iusacell in lieu of paying dividends at such times and in such amounts as shall be necessary to permit New Iusacell to pay scheduled interest (including any tax gross — up with respect thereto) and principal payments as and when due in respect of the Notes due 2006; and (iii) loan or advance to New Iusacell in lieu of paying dividends in an amount not to exceed U.S.$5,000.

      Old Iusacell’s obligations under the amended and restated syndicated loan are unconditionally guaranteed, jointly and severally, by the principal operating and concession-holding subsidiaries of Old Iusacell and

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S. A. de C. V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

are secured by the pledge of substantially all capital stock and equity interests held by Old Iusacell and by all cellular concessions, and by a first lien on substantially all assets used in connection with or related to such concessions.

      At December 31, 2001, the Company’s long-term debt matures as follows:

Years ended December 31,	U.S. Dollars		Mexican pesos

2002		—		—
2003		—		—
2004	U.S.$	249,608	Ps.	2,288,781
2005		132,811		1,217,808
2006		33,203		304,453

Total	U.S.$	415,622	Ps.	3,811,042

d.     Notes payable

      As of December 31, notes payable consisted of the following:

	U.S. Dollars
	2001		2001		2000

Handset facility	U.S.$	12,000	Ps.	110,034
Credit facility		—		—	Ps.	120,391

Total	U.S.$	12,000	Ps.	110,034	Ps.	120,391

      In February 2001, Old Iusacell obtained a handset acquisition financing facility from Banco Santander Mexicano, which consisted of a one-year senior unsecured credit facility in a principal amount of U.S.$12,000. Loans outstanding under this facility provided for interest at an annual rate of 6.9938%. Interest is paid quarterly and the principal was paid on February 19, 2002.

      In December 2000, Old Iusacell obtained a credit facility from Banco Santander Mexicano, to be used solely to acquire cellular handsets, in the principal amount of U.S.$12,000. Loans outstanding under this facility provided for interest at an annual rate of LIBOR plus 1.85%. The Company drew down the entire U.S.$12,000 during December 2000. This facility was repaid on February 8, 2001.

Note 11 — Notes Payable to Suppliers

      As of December 31, notes payable to suppliers consisted of the following:

	2001		2000

Short-term:
The Motorola Facility	Ps.	83,501	—
The TV Azteca Facility		40,000	—

Total short-term	Ps.	123,501	—

The Motorola Facility

      On March 31, 2000, Portatel, through one of its subsidiaries, obtained a five-year credit facility from Motorola Credit Corporation (Motorola) to be used solely to acquire communications equipment, in the principal amount of U.S.$9,106 (the Motorola Facility). Drawdowns under the Motorola Facility were

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S. A. de C. V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

available for one year. Loans outstanding under the Motorola Facility accrue interest at a variable annual rate of six-month LIBOR plus 6%. Principal and interest are payable in April 2002. Portatel drew down the entire U.S.$9,106 during 2000 and 2001. As a part of the agreement, Portatel was required to keep an escrow account to deposit monthly the accrued interest on the loans outstanding.

      The Motorola Facility contains certain restrictive covenants including the maintenance of certain financial ratios and restrictions on the payment of dividends. As of December 31, 2001, Portatel had complied with such covenants.

The TV Azteca Facility

      On November 5, 2001, the Company, through one of its subsidiaries, obtained a credit facility from TV Azteca, S. A. de C. V. to be used solely to acquire television air time, in the principal amount of Ps.40,000 (the TV Azteca Facility). The facility provides for interest at a variable annual rate of TIIE times 1.5. Principal and interest are payable in six monthly installments starting January 31, 2002.

Note 12 — Income Tax, Net Assets Tax and Employee Profit Sharing

      As of December 31, 2001, 2000 and 1999, the provision for income taxes consisted of current income tax and assets tax of Ps.146,404, Ps.156,335 and Ps.612,596, respectively.

      Old Iusacell has filed annual consolidated income tax returns since the tax year beginning January 1, 1994. Starting the year ended December 31, 2000, New Iusacell is the holding company for tax consolidation purposes.

      The statutory income tax rate in Mexico is 35%. As a result of the amendment to the income tax law enacted on January 1, 2002, the 35% statutory income tax rate will be reduced annually starting in 2003, and continue to decrease until the statutory rate is 32% in 2005. Consequently, the effect of the gradual decrease in the statutory Income Tax rate will reduce the deferred tax asset in 2003. For the years ended December 31, 2001 and 1999, the Company generated tax profits of Ps.117,751 and Ps.1,319,163, which were totally offset by the application of tax loss carry forwards. For the year ended December 31, 2000, the Company generated a tax loss Ps.716,875.

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S. A. de C. V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      At December 31, 2001 and 2000, the main temporary differences the Company recognizes for the calculation of deferred income taxes were as follows:

	2001		2000

Allowance for doubtful accounts	Ps.	210,891	Ps.	221,684
Liability accruals		71,214		74,427
Income tax losses carry forwards and tax credits		3,495,151		3,316,217
Inventories		(253,689)		(249,388)
Property and equipment		(1,867,485)		(1,211,122)
Telephones to be amortized		(174,968)		(731,636)
Concessions		(308,269)		(20,847)

Temporary differences		1,172,845		1,399,335
Income tax rate		35%		35%

Deferred income tax asset		410,496		489,767
Valuation allowance		(238,465)		(310,167)

Deferred income tax asset	Ps.	172,031	Ps.	179,600

      The Company has recorded a net deferred tax asset of Ps.172,031 reflecting, mainly, the benefit of tax loss carry forwards, which expire in varying amounts between 2005 and 2010. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carry forwards. Although realization is not assured, management believes it is more likely than not that most of the net deferred tax asset at December 31, 2001 will be realized based on the Company’s business plan estimate of future taxable income over the next five years in an amount sufficient to utilize the net deferred tax losses recorded as of December 31, 2001.

      The Company’s estimate of future taxable income is based primarily on and supported by (i) the significant improvement in operating performance through 2001, as evidenced by the success of the implementation of the Verizon wireless business model. This model has produced strong subscriber annual compound growth of 50% through 2001, improved revenues mainly driven by subscriber growth and lower network and operating costs, (ii) Vodafone’s strong experience and success in the prepay market, (iii) additional increase in revenues generated by the Calling Party Pays feature with an important taxable operating margin, (iv) the change in the income tax law to increase the useful lives for network equipment from 3.3 years to 12.5 years, representing an important decrease in depreciation expense for income tax purposes and (v) an increase in 2001 of the potential effects of additional cost cutting.

      The amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carry forward periods are reduced.

      As of December 31, 2001 and 2000, the Company had a valuation allowance of Ps.238,465 and Ps.310,167, respectively, to reduce its deferred tax assets to estimated realizable value. The valuation allowance primarily relates to the deferred tax assets arising from tax loss carry forwards and tax credits.

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S. A. de C. V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      At December 31, 2001, the Company had the following net operating losses for income tax purposes that may be carried forward and applied against future taxable earnings:

	Amount	Expiration
Year of loss	of loss	year

1995	Ps.771,716	2005
1996	17,087	2006
1997	545,001	2007
1998	461,950	2008
2000	716,875	2010

      These losses are indexed for inflation from the year incurred to the sixth month of the year utilized. Accordingly, these amounts include inflation up to June 2001. Due to the restructuring of the Company related to Verizon’s assumption of management control (Note 2), the Company did not include additional tax losses for Ps.982,749, relating to one of its subsidiaries, Iusatelecomunicaciones, and may not be able to apply these losses against other subsidiaries’ profits in 2002 and beyond.

      The 1.8% net assets tax is calculated on the average value of substantially all assets less certain liabilities. This tax is required to be paid if this computation exceeds the amount of income tax. The 1.8% net assets tax paid may be utilized as a credit against future income tax in the years in which the Company generates an income tax in excess of the assets tax. The assets tax is available as a carry forward for up to ten years and is subject to restatement based on the NCPI when used. As of December 31, 2001, net assets tax available as a carry forward was Ps.428,025 which expires in 2007.

      Employee profit sharing, generally 10%, is computed on taxable income, with adjustments to exclude inflationary effects and the restatement of depreciation expense. In the years ended December 31, 2001 and 2000, the Company did not generate any taxable income for profit sharing purposes.

      The effective rate reconciliation as of December 31, is as follows:

	2001		2000		1999

(Loss) profit on continuing operations before taxes	Ps.	(165,488)	Ps.	(541,411)	Ps.	567,286
Statutory Income Tax rate		35%		35%		35%

Income tax (benefit) expense at statutory rate		(57,921)		(189,494)		198,550
Add (deduct):
Inventory purchases less cost of sales		(1,505)		(13,897)		44,006
Depreciation and amortization		(229,727)		(122,727)		(333,843)
Differences between interest and inflationary gains or losses		75,893		80,398		155,935
Provision for doubtful accounts		(3,778)		18,156		29,414
Telephones to be amortized		194,834		(41,492)		223,850
Goodwill amortization		59,442		57,749		67,557
Other		3,975		(39,600)		76,238

Income Tax expense (benefit) for the year	Ps.	41,213	Ps.	(250,907)	Ps.	461,707

Effective rate		(25)%		46%		81%

Net assets tax	Ps.	146,404	Ps.	156,335	Ps.	150,889

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S. A. de C. V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 13 — Commitments and Contingencies

      As of December 31, 2001, the Company had the following commitments and contingent liabilities:

a. The Company has entered into operating lease agreements for administrative offices, sales branches and service facilities and since 2001, operating lease agreements with MATC Celular for the lease of towers (Note 8c.). These lease agreements expire at various dates through 2011, and some agreements contain options for renewal. Lease expense was Ps.157,159, Ps.164,074 and Ps.129,954 for the years ended December 31, 2001, 2000 and 1999, respectively.

Future annual minimum rental payments under existing leases as of December 31, 2001 are as follows:

2002	Ps.	273,890
2003		246,300
2004		232,793
2005		224,586
2006		214,849
Thereafter		842,995

	Ps.	2,035,413

b. The Company may have contingent liabilities for taxes and penalties that the tax authorities may assess based on audits of prior years’ tax returns. During 1997, the Mexican tax authorities completed an audit of Old Iusacell and two of its subsidiaries (Iusacell, S.A. de C.V. and SOS Telecomunicaciones, S. A. de C. V.). As a result of those investigations, Old Iusacell was assessed and paid a Ps.21,881 penalty in 1999 by the tax authorities for an incorrectly deducted interest expense. The tax authorities have claimed no other assessment.

c. In April 1998, Old Iusacell learned that the Montes Urales property was subject to two liens. Such liens were not identified when Inmobiliaria Montes Urales 460, S. A. de C. V. was acquired in 1994, nor was Old Iusacell notified of such liens subsequent to the acquisition. To date, the liens have not been removed and it is uncertain as to when the liens will be removed, if at all and consequently, Old Iusacell is not able to sell the property. Such property is being leased to third parties.

d. Old Iusacell has certain commitments derived from its joint venture agreement with Infomin, S. A. de C. V. (Note 2).

e. During April 2001, Iusatel, a subsidiary of the Company, reached an agreement to settle the outstanding amounts due related to the special projects implemented by Teléfonos de México, S. A. de C. V. (Telmex) to permit competition in long distance telephony. Iusatel agreed to pay for its portion of such special projects in two parts: (i) a fixed payment of approximately U.S.$13,600, payable in twelve equal monthly installments beginning in April 2001, and (ii) a U.S.$0.0053 per full minute, usage-based surcharge to the local wire line interconnection rate from January 1, 2001 through December 31, 2004 for long distance calls terminated in Telmex’s local wire line network.

f. Iusacell, S. A. de C. V., a subsidiary of the Company, decided to sue and seek compensatory damages from one of the Company’s distributors as a result of the latter’s decision to breach its distribution agreement.

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S. A. de C. V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

g. On January 1, 2002 the Mexican Congress approved a tax law reform that assesses an additional 10% excise tax on certain wireless telecommunications services. In February 2002 the Company filed an injunction action to challenge the Mexican government’s implementation of the tax.

Note 14 — Contributed Capital

      During the years ended December 31, 2001, 2000 and 1999, the following transactions took place:

      On February 10, 1999, the Technical Committee approved the subscription of 2 series L shares of Old Iusacell for the Executive Employee Stock Purchase Plan (the Stock Purchase Plan).

      On March 3, 1999, Old Iusacell converted an amount of Ps.446,805 (U.S.$31,000) into 1,476 series A shares of Old Iusacell. The 1,476 series A shares of Old Iusacell were initially subscribed by Verizon, of which 50%, or 738, of such shares, were then sold to Carlos Peralta. There was no gain or loss recognized from the sale.

      On August 10, 1999, the Company concluded a corporate reorganization. The Company’s corporate reorganization included the following transactions:

a. An exchange offer by New Iusacell of its series A and V ADSs and shares, for Old Iusacell’s series A, B, D and L ADSs and shares on a one-for-one basis. At the end of the exchange offer, approximately 230 series D and L shares were not tendered.

b. The stockholders of Old Iusacell who participated in the exchange were also offered the option to purchase an aggregate of 747 series V shares of New Iusacell, in the form of ADSs or shares. A total of 613 series V shares were subscribed.

c. Primary and secondary offerings under which New Iusacell sold 787 series V shares, and Verizon and the Peralta Group sold 3,380 series V shares of New Iusacell.

      On December 31, 1999, a total of 12,167 series A shares were subscribed through the capitalization of stockholders’ debt. The total amount converted was of Ps.1,392,355. The Board of Directors of the Company ratified this increase on February 21, 2000.

      At the February 21, 2000, ordinary and extraordinary stockholders’ meetings, the series D and series L shares and a portion of series A shares, were converted into series B shares.

      On March 30, 2001, 1 series A share was subscribed through the capitalization of stockholders’ debt. The total amount converted was of Ps.110. After this capital stock increase, Company’s stockholders’ approved a 30,000 to 1 reverse stock split. The reverse stock split became effective on May 7, 2001. This resulted in the cancellation of fractions of shares and a corresponding decrease of Ps.242 in capital stock.

      On August 24, 2001, 3 series A shares were subscribed by the Company’s stockholders for an amount of Ps.321.

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S. A. de C. V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The changes in the number of shares of common stock for the period January 1, 2000 through December 31, 2001 are analyzed as follows:

Number
of shares

January 1, 1999 balance	41,183
February 10,1999 — issuance of common stock for the Stock Purchase Plan	2
March 3,1999 — issuance of common stock for the Stock Purchase Plan	1,476
December 31, 1999 — issuance of common stock through the capitalization of debt	12,167

December 31, 1999 balance (restated to give effect to the reverse stock split)	54,828
No changes	—

December 31, 2000 balance	54,828
March 30, 2001 — issuance of common stock through the capitalization of stockholders’ debt	1
August 24, 2001 — issuance of common stock	3

December 31, 2001 balance	54,832

      During 2001 and 2000, New Iusacell has made contributions to the Company, for future capital stock increases in an aggregate amount of Ps.2,195,544.

      At December 31, 2001 and 2000, the issued and outstanding shares of common stock of the Company, without par value, are as follows (the 2000 number of issued and outstanding shares has been restated to give effect to the reverse stock split):

	2001	2000

series A	27,967	27,963
series B	26,865	26,865

Total	54,832	54,828

      Series A and B represent shares entitling the holder of each share to one vote at the Company’s stockholders’ meetings. Stockholder actions on certain matters require approval by both series A and series B stockholders.

      Series A shares must always represent no less than 51% of the capital stock with full voting rights and may be acquired by Mexicans or foreigners. Series B shares may also be acquired by foreigners or Mexicans.

Note 15 — Executive Employee Stock Purchase Plan

      After the exchange offer in 1999, Old Iusacell participates in the Stock Purchase Plan of its parent company, New Iusacell.

Note 16 — Earned Capital

      Under Mexican law, a legal reserve must be created and increased annually by 5% of the annual net earnings until it reaches 20% of the nominal amount of a corporation’s capital stock. This reserve is not available for dividends, but may be used to reduce a deficit or be transferred to capital.

      Dividends paid will be free of income tax if paid out of the Net Taxable Income Account (CUFIN). A 35% rate will be paid on the amount exceeding the balance of the CUFIN by multiplying the dividend paid by

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S. A. de C. V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

a factor of 1.5385. The applicable tax will be payable by the Company, and it may be credited against the income tax the Company is subject to in the following three fiscal years. Dividends paid will not be subject to any tax withholding.

      At December 31, 2001, the balance on the CUFIN is approximately Ps.133,419.

      The contributed capital and earned capital accounts consist of the following:

	December 31, 2001

		Accumulated
		adjustments for
	Historical value	inflation	Total

Capital stock subscribed	Ps. 5,748,813	Ps. 7,121,789	Ps.12,870,602
Capital contributions	18,655	74,176	92,831
Contribution for future capital stock increases	2,134,320	61,224	2,195,544
Legal reserve	(11,411)	38,239	26,828
Accumulated losses from prior years	(4,140,737)	(1,695,056)	(5,835,793)
Net loss for the year	(5,221)	(292,455)	(297,676)
Accumulated other comprehensive income	172,031	(836,778)	(664,747)

Total	Ps. 3,916,450	Ps. 4,471,139	Ps. 8,387,589

	December 31, 2000

		Accumulated
		adjustments for
	Historical value	inflation	Total

Capital stock subscribed	Ps. 5,748,627	Ps. 7,121,786	Ps.12,870,413
Capital contributions	18,655	74,176	92,831
Contribution for future capital stock increases	1,247,278	54,880	1,302,158
Legal reserve	(11,411)	38,239	26,828
Accumulated losses from prior years	(3,548,501)	(1,614,872)	(5,163,373)
Net loss for the year	(592,236)	(80,184)	(672,420)
Accumulated other comprehensive income	172,031	(836,778)	(664,747)

Total	Ps. 3,034,443	Ps.4,757,247	Ps.7,791,690

Note 17 — Foreign Currency Position

      The balance sheet as of December 31 includes assets and liabilities denominated in U.S. Dollars, as follows:

	2001		2000

Monetary assets	U.S.$	163,715	U.S.$	68,177
Monetary liabilities		477,105		497,082

Net monetary liability position in U.S. Dollars	U.S.$	313,390	U.S.$	428,905

Equivalent in nominal Mexican pesos		Ps.2,873,630		Ps.4,121,691

      As of December 31, 2001 and 2000, most of the communications equipment and inventories of cellular telephones and accessories are of foreign origin (Notes 6 and 8).

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S. A. de C. V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      During 2001, 2000 and 1999, interest income and interest expense on assets and liabilities denominated in U.S. Dollars were as follows:

	2001		2000		1999

Interest income	U.S.$	1,587	U.S.$	491	U.S.$	769
Interest expense		35,675		24,891		36,130

Net interest expense	U.S.$	34,088	U.S.$	24,400	U.S.$	35,361

Equivalent in nominal Mexican pesos		Ps.312,570		Ps.234,479		Ps.335,880

      Operating results for the years ended December 31, 2001, 2000 and 1999 include depreciation and amortization expenses, related to fixed assets and inventories of foreign origin.

      The exchange rates as of December 31, 2001 and 2000 were Ps.9.1695 and Ps.9.6098 per U.S. Dollar, respectively. At the issuance date of these financial statements, March 1, 2002, the exchange rate in effect was Ps.9.1303 per U.S. Dollar.

Note 18 — Project 450

      During 1994, Old Iusacell created a subsidiary to provide fixed wireless local telephony services using the 450 MHz frequency band (Project 450). At December 31, 2001 and 2000, Old Iusacell’s investment in Project 450 amounted to Ps.31,080 and Ps.35,309, respectively.

      Given the capabilities of digital technology and the success the Company has had thus far with its deployment, the Company is exploring alternatives for providing local telephony service, including fixed or limited zone wireless service in the 800 MHz and 1.9 GHz bands.

Note 19 — Discontinued Operations

      In December 1998, Old Iusacell decided to discontinue the operations of Cellular Solutions, a subsidiary entity dedicated to the sale of accessories for cellular handsets. Cellular Solutions transferred all its existing inventories as of December 31, 1998 to another subsidiary of Old Iusacell and terminated all of Cellular Solutions’ employees during January and February 1999.

      Financial information regarding Cellular Solutions as of and for the years ended December 31, 2000 and 1999, was as follows:

	2000		1999

Current assets	Ps.	2,070	Ps.	1,755
Total assets		2,070		1,755
Total liabilities		422		37,821
Revenues		—		—
Gross profit		—		—
Loss from operations before income taxes		—		—
Provision for income taxes		—		—
(Profit) loss on disposal		(8,865)		1,748

Net (profit) loss	Ps.	(8,865)	Ps.	1,748

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S. A. de C. V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 20 — Comprehensive Income

      For the years ended December 31, 2001, 2000 and 1999, comprehensive income consisted of the following:

	2001		2000		1999

Net (loss) profit for the year	Ps.	(297,676)	Ps.	(672,420)	Ps.	435,049
Other comprehensive income:
Deficit from restatement		—		—		8,381
Accumulated effect of deferred taxes		—		195,692		—

Total other comprehensive income		—		195,692		8,381

Total comprehensive income	Ps.	(297,676)	Ps.	(476,728)	Ps.	443,430

Note 21 — Financial Instruments

      The Company determines the fair value of outstanding financial instruments as follows:

a. Cash and cash equivalents: the carrying value approximates fair value due to its short-term nature.

b. Accounts receivable and payable: the carrying value approximates fair value due to its short-term nature.

c. Notes payable: Carrying value approximates fair value due to its short-term nature.

d. Long-term debt: the Company estimates the fair value of its long-term debt based on public and current rates available for debt of the same remaining duration.

e. Derivatives: the Company determines the fair value of derivative financial instruments as follows:

Foreign-currency exchange forward contracts

      The Company purchases foreign-currency exchange forward contracts with contract terms of up to three years to protect itself against the adverse effect that exchange rate fluctuations may have on foreign currency-denominated liabilities, principally U.S. dollars.

      During 2001, 2000 and 1999, the Company used derivative instruments to hedge its foreign-currency exposure of approximately 50% of the principal and interest payments coming due over the next year. In August and October 2001, the Company also used foreign-currency exchange forward contracts to hedge its exchange rate exposure on the senior notes due 2004 for U.S.$150,000 and its interest payments of U.S.$51,000. These derivatives were highly effective since a foreign currency rate change on the forward contract is offset by a corresponding change in the value of the hedged loan.

      These contracts are at a fixed price and have maturity dates through July 2004 and forward rates ranging from U.S.$9.1707 to U.S.$12.8035.

      For the year ended December 31, 2001, due to the strength of the Mexican Peso to the U.S. Dollar, the Company recognized an exchange loss of Ps.16,759 on the derivatives, which was offset by the gain on the hedged liabilities.

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S. A. de C. V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company is exposed to credit loss from counterpart nonperformance, but does not anticipate any such loss from the foreign-currency exchange forward rate contracts, which are with major financial institutions.

Interest rate collars

      In July 1998, Old Iusacell entered into an interest rate collar agreement for a notional amount of U.S.$35,000 until July 30, 2002. The collar agreement limits the maximum effective LIBOR cost to 6.12% if six-month LIBOR is lower than 7.12% and 7.12% if LIBOR equals or exceeds 7.12%. Old Iusacell can participate in a decline in LIBOR to 5.30%.

      On February 26, 1999, Old Iusacell entered into an additional interest rate collar agreement to limit the maximum interest rate, which must be paid on U.S.$15,000 of its floating rate debt until July 2002. This collar agreement limits the maximum effective LIBOR cost to 5.82% if six-month LIBOR is lower than 6.82% and 6.82% if LIBOR equals or exceeds 6.82%. Old Iusacell can participate in a decline in LIBOR to 4.75%.

      For the year ended December 31, 2001, due to the significant decrease in the LIBOR interest rates, the Company recognized additional interest expense of Ps.5,390 for the interest rate collars, which was offset by the lower interest expense on its floating rate debt. Accordingly, these derivatives were highly effective.

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

      At December 31, the fair values of financial instruments were as follows:

	2001				2000

	Carrying value		Fair value		Carrying value		Fair value

Cash and cash equivalents	Ps.	119,544	Ps.	119,544	Ps.	292,354	Ps.	292,354
Accounts receivable		1,172,053		1,172,053		1,201,644		1,201,644
Accounts payable		1,362,946		1,362,946		1,482,277		1,482,277
Foreign currency hedge contracts		—		(169,416)		—		(44,181)
Interest rate collars		—		(14,460)		—		161
Notes payable		110,034		110,034		120,391		120,391
Long-term debt:
Senior notes due 2004		1,375,425		1,416,688		1,504,895		1,459,748
Amended and restated syndicated loan		2,435,617		2,435,617		—		—
Long-term bank loan		—		—		1,057,913		1,057,913
Revolving credit facility		—		—		846,330		846,330
Eximbank financing		—		—		504,250		504,250
Commerzbank financing		—		—		256,389		256,389
BBVA Bancomer handset facilities		—		—		25,082		25,082

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S. A. de C. V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 22 — Segment Information

      The Company’s segment data is prepared in accordance with International Accounting Standard No. 14 (revised). Reportable segments are those that are based on the Company’s method of internal reporting.

      The Company has three reportable segments that it operates and manages as strategic business units that offer different products and services. The Company measures its reportable segments based on operating profit (loss), including inter-segment revenues and corporate expenses that are allocated to the operating segments and excluding any non-recurring items. Inter-segment transactions are accounted for at current market prices. The Company evaluates the performance of its segments and allocates resources to them based on earnings before interest, taxes, depreciation and amortization (EBITDA) and operating income (loss). The accounting policies underlying the reported segment data are the same as those described in the summary of significant accounting policies (Note 4).

      The Company’s three reportable segments and their principal activities are:

      Cellular — The Company operates and provides wireless cellular telephone services in five of the nine Regions in the Mexican market. The Company serves customers in large metropolitan areas such as Mexico City, Guadalajara, León, Puebla and Mérida. The Company’s services include “value added services” such as voice mail and caller identification of incoming calling numbers.

      Long distance — The Company provides long distance services for which its first natural market is its cellular subscriber base. The Company is also providing these services to residential and commercial entities. The Company uses its own switches and transmission equipment and a combination of fiber optic lines, microwave links, satellite transmission and lines leased from Telmex to provide these services.

      Other businesses — The Company provides paging, local telephony, microwave links and data transmission services.

      The tables below present information about reportable segments for the years ended December 31, 2001, 2000 and 1999 under Mexican GAAP measurement:

	Year Ended December 31, 2001

			Long		Other		Total		Reconciling		Total
	Cellular		distance		businesses		segments		items(2)		consolidated

Revenues — third party	Ps.	5,881,162	Ps.	293,478	Ps.	114,180	Ps.	6,288,820	Ps.	—	Ps.	6,288,820
Revenues — affiliates		3,012,463		632,848		1,228,656		4,873,967		(4,873,967)		—
Depreciation and amortization		2,447,607		101,916		27,238		2,576,761		(8,073)		2,568,688
Operating profit (loss)		(378,814)		(117,818)		(207,887)		(704,519)		657,589		(46,930)
EBITDA(1)		2,068,793		(15,902)		(180,649)		1,872,242		649,516		2,521,758
Total assets		17,146,274		934,973		652,690		18,733,937		(4,541,314)		14,192,623
Capital expenditures		1,541,316		89,482		17,713		1,648,511		—		1,648,511

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S. A. de C. V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31, 2001

			Long		Other		Total		Reconciling		Total
	Cellular		distance		businesses		segments		items(2)		consolidated

Revenues — third party	Ps.	5,550,534	Ps.	69,566	Ps.	112,785	Ps.	5,732,885	Ps.	(3,175)	Ps.	5,729,710
Revenues — affiliates		2,773,585		529,206		668,500		3,971,291		(3,971,291)		—
Depreciation and amortization		275,309		90,594		22,797		2,388,700		(7,740)		2,380,960
Operating income (loss)		(97,234)		(123,002)		(160,486)		(380,722)		(8,194)		(388,916)
EBITDA(1)		2,178,075		(32,408)		(137,689)		2,007,978		(15,934)		1,992,044
Total assets		16,646,812		1,120,341		890,375		18,657,528		(4,846,153)		13,811,375
Capital expenditures		1,762,368		81,759		178,968		2,023,095		—		2,023,095

	Year Ended December 31, 2001

			Long		Other		Total		Reconciling		Total
	Cellular		distance		businesses		segments		items(2)		consolidated

Revenues — third party	Ps.	4,470,081	Ps.	126,160	Ps.	185,029	Ps.	4,781,270	Ps.	1,701	Ps.	4,782,971
Revenues — affiliates		2,065,321		392,312		509,132		2,966,765		(2,966,765)		—
Depreciation and amortization		1,557,521		61,097		9,357		1,627,975		(7,702)		1,620,273
Operating income (loss)		101,447		(136,279)		(81,571)		(116,403)		107,417		(8,986)
EBITDA(1)		1,658,967		(75,182)		(72,213)		1,511,572		99,715		1,611,287
Total assets		15,086,925		362,663		817,651		16,267,239		(2,232,724)		14,034,515
Capital expenditures		1,817,748		119,396		12,513		1,949,657		—		1,949,657

(1)	EBITDA as used by the Company is operating profit (loss) plus the sum of depreciation and amortization. The Company’s reconciliation of EBITDA to consolidated net profit (loss) under Mexican GAAP as of December 31, 2001, 2000 and 1999, is as follows:

	Years Ended December 31,

	2001		2000		1999

EBITDA	Ps.	2,521,758	Ps.	1,992,044	Ps.	1,611,287
Depreciation and amortization		(2,568,688)		(2,380,960)		(1,620,273)
Other (expense) income, net		—		—		(26,225)
Integral financing (cost) gain		(125,076)		(154,973)		656,657
Equity participation in net profit (loss) of associated companies and net gain (loss) on sale of equity investments		6,518		2,478		(54,160)
Income tax and assets tax		(146,404)		(156,335)		(150,889)
Minority interest		20,694		16,461		20,400
Profit (loss) from discontinued operations		—		8,865		(1,748)
Cumulative effect of the adoption of the new accounting principle		(6,478)		—		—

Net (loss) profit for the year	Ps.	(297,676)	Ps.	(672,420)	Ps.	435,049

(2)	Reconciling items primarily reflect inter-segment eliminations and certain non-recurring items.

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S. A. de C. V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 23 — Significant Differences Between Mexican GAAP and United States Generally Accepted Accounting Principles

      The Company’s consolidated financial statements are prepared on a Mexican GAAP basis, which differs in certain significant respects from United States generally accepted accounting principles (U.S. GAAP).

      The reconciliation to U.S. GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican Bulletin B-10. The application of Bulletin B-10 represents a comprehensive measure of the effects of price-level changes in the financial statements based on historical cost for Mexican and U.S. accounting purposes. The principal differences, other than inflation accounting, between Mexican and U.S. GAAP are listed below together with an explanation, where appropriate, of the adjustments that affect consolidated net income for each of the three years in the period ended December 31, 2001, and stockholders’ equity as of December 31, 2001 and 2000.

a.     Deferred income taxes

      As mentioned in Note 4m., as of January 1, 2000, the Company adopted revised Bulletin D-4. Under the new methodology of Bulletin D-4, the Company recognized future tax consequences based on the difference between the financial statements and tax basis of assets and liabilities — temporary differences — as of the date of the financial statements. Until December 31, 1999, deferred income taxes were provided for identifiable, non-recurring timing differences (those expected to reverse over a definite period of time) at rates in effect at the time such differences originated, and benefits from tax loss carryforwards were not allowed to be recognized before the period in which the carryforward was utilized. For purposes of the reconciliation to U.S. GAAP, the Company has applied Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes”, for all periods presented.

      SFAS 109 requires an asset and liability method of accounting whereby deferred taxes are recognized for the tax consequences of all temporary differences between the financial statement carrying amounts and the related tax basis of assets and liabilities. Under U.S. GAAP, the effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date.

b.     Pre-operating costs

      Under Mexican GAAP, the Company capitalized certain pre-operating costs. Under U.S. GAAP, pre-operating costs are expensed as incurred. As mentioned in Note 2, the Company no longer consolidates Iusacell PCS. Consequently, in 2000, the investment is recorded at cost and the pre-operating costs which were expected to be amortized under Mexican GAAP once operations commenced will now form part of the basis of the investment.

c.     Derivative financial instruments

      As mentioned in Note 21, the Company has entered into interest rate collar agreements to hedge an aggregate notional amount of U.S.$50,000 of its floating rate debt. Additionally, the Company purchased foreign-currency forward exchange contracts, which at December 31, 2001, hedged a notional amount of U.S.$201,000 in debt. The Company employs risk management strategies using foreign currency forwards and interest rate collar agreements. The Company does not hold derivatives for trading purposes.

      As mentioned in Note 4e., effective January 1, 2001, the Company adopted Bulletin C-2, which requires that all financial instruments, including those used for hedging purposes, be recorded in the balance sheet at their fair value and changes in the fair value to be recorded in the income statement for each period. Bulletin C-2 also requires that derivative financial instruments used for hedging purposes, be recorded in the balance sheet and valued using the same valuation criteria used to value the hedged asset or liability. Based on

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S. A. de C. V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

this valuation criteria, under Mexican GAAP since the hedged liabilities are not carried at fair value, the Company did not record the derivative financial instruments related to those hedged liabilities at fair value but rather, the Company keeps the derivative financial instrument instruments valued at the exchange rate at the end of the year. Prior to January 1, 2001, derivative financial instruments were recorded on a cash basis under Mexican GAAP.

      Under U.S. GAAP, effective January 1, 2001, the Company adopted SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS 137 and 138. Under FAS 133, all derivatives are also recognized on the balance sheet at their fair value.

      The Company’s derivative financial instruments are classified as cash flow hedges based on certain criteria established by SFAS 133. Accordingly, the effective portion of the gain or loss of the hedged instrument is reported in accumulated other comprehensive income, and its ineffective portion is reported in earnings. All of the Company’s derivatives were considered highly effective. The portion of accumulated other comprehensive income to be reclassified into earnings over the next 12 months is expected to be immaterial.

      Prior to January 1, 2001, the differential to be paid or received as interest rates changed was accrued and recognized as an adjustment of interest expenses at the balance sheet date. Additionally, the related amount payable or receivable from counter-parties was included in accrued other expenses at the balance sheet date.

      The cumulative effect on the adoption of this new accounting pronouncement amounted to Ps.6,478 as of January 1, 2001.

d.     Gain from the exchange of non-monetary assets

      In 2001, the Company entered into a fiber optic cable swap agreement with Telereunión to exchange certain long-distance fiber optic cables fair valued at Ps.142,679. Under Mexican GAAP, the Company recorded the transaction as both an acquisition (at the carrying value of the asset sold) and sale of fixed assets based on the contract amount, resulting in a gain on the sale of Ps.137,397, for the year ended December 31, 2001. Under U.S. GAAP, because the assets exchanged are similar productive assets and, on a net basis, no cash was exchanged, the transaction does not result in the recognition of earnings. Consequently, under U.S. GAAP, the acquisition and sale would not have been recorded.

      In December 1998, the Company entered into another similar fiber optic cable swap agreement with Bestel for Ps.244,663, resulting in a gain on the sale of Ps.213,063 that was not recorded under U.S. GAAP.

      The cumulative effect of this type of transactions at December 31, 2001 is Ps.350,460.

e.     Sale-leaseback transaction with MATC Celular

      As mentioned in Note 8c., during 2001 the Company sold and leased-back 244 non strategic towers to MATC Celular.

      Under Mexican GAAP, sale-leaseback transactions are recognized with the use of the general criteria for capital and operating lease transactions pursuant to Bulletin D-5, “Leases”. The timing of the recognition of a gain derived from sale-leaseback transactions should be based on the subsequent lease classification criteria of the leaseback portion of the transaction. If the subsequent leaseback is accounted for as an operating lease, full immediate gain recognition is allowed whereas if the subsequent leaseback is accounted for as a capital lease, the gain is deferred and amortized in proportion with the estimated useful life of the asset leased. Based upon these criteria, the sale-leaseback agreement with MATC was recorded by the Company as an operating lease and consequently, the Ps.307,886 gain was recognized at the date of the sale.

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S. A. de C. V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Under U.S. GAAP, SFAS 28, “Accounting for Sales with Lease Backs”, this sale-leaseback transactions should be recognized as a single financing transaction in which any profit or loss on the sale is deferred and amortized by the seller, who becomes the lessee. As the Company retained “more than a minor part but less than substantially all” of the use of the assets leased and the profit on the sale does not exceed the present value of the minimum lease payments, the Company deferred Ps.270,879 of the gain at the transaction date. In addition, as the leaseback qualified as an operating lease, the Company is amortizing the deferred gain against the gross rental charged to expense over the lease term. Consequently, the U.S. GAAP net income for the year ended December 31, 2001 was decreased Ps.261,124.

f.     Capitalized interest

      Mexican GAAP allows, but does not require, capitalization of financing costs as part of the cost of assets under construction. Financing costs capitalized include interest costs, gains from monetary position and foreign exchange losses.

      U.S. GAAP requires the capitalization of interest during the construction of qualifying assets. In an inflationary economy, such as Mexico, acceptable practice is to capitalize interest net of the monetary gain on the related Mexican Peso debt, but not on U.S. dollar or other stable currency debt. U.S. GAAP does not allow the capitalization of foreign exchange losses.

g.     Amortization of goodwill

      Under Mexican GAAP, the Company amortizes goodwill on a straight-line basis over a period of 20 years.

      In July 2001, the FASB issued SFAS 141, “Business Combinations,” and No. 142, “Goodwill and Other Intangible Assets.” SFAS 141 supercedes Accounting Principles Board Opinion (APB) No. 16, “Business Combinations” and amends or supercedes a number of related interpretations of APB 16. SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations and changes the criteria to recognize intangible assets apart from goodwill. SFAS 142 supercedes APB 17, “Intangible Assets.” Under SFAS 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment.

      SFAS 141 is effective for any business combination accounted for by the purchase method that is completed after June 30, 2001. Accordingly, the Company applied SFAS 141 to the Portatel acquisition and SFAS 142 to the intangible assets acquired therein.

      The provisions of SFAS 142 are required to be applied to goodwill and other intangible assets acquired prior to July 1, 2001 starting with fiscal years beginning after December 15, 2001. The Company expects that due to the adoption of SFAS 141 and 142, amortization of approximately Ps.169,833, corresponding to all of the Company’s goodwill at December 31, 2001, will not be recorded during 2002, which previously would have been.

h.     Effect of inflation accounting on U.S. GAAP adjustments

      In order to determine the net effect on the financial statements of recognizing certain of the adjustments described above, it is necessary to recognize the effects of applying the Mexican GAAP inflation accounting principles (see Note 4b.) to such adjustments.

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S. A. de C. V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

i.     Minority interest

      Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within the stockholders’ equity section of the consolidated balance sheet. For U.S. GAAP purposes, minority interest is not included in stockholders’ equity and accordingly, is excluded to arrive at U.S. GAAP stockholders’ equity.

j.     Provision for consolidation of facilities

      During the year ended December 31, 1996, the Company recorded a provision for consolidation of facilities related to the sale of its then corporate headquarters. Since the Company has not had the ability to remove such headquarters from operations, under U.S. GAAP, pursuant to the provisions of SFAS 121, “Accounting for the Impairment of Long-Lived assets and for Long-Lived Assets to Be Disposed Of,” an impairment charge would not have been recorded at December 31, 1996, therefore, for U.S. GAAP, the provision is reversed.

k.     Net income (loss) and stockholders’ equity under U.S. GAAP

      The following is a summary of net (loss) profit and stockholders’ equity adjusted to take into account certain material differences between Mexican GAAP and U.S. GAAP:

	Years Ended December 31,

	2001		2000		1999

Net (loss) profit under Mexican GAAP	Ps.	(297,676)	Ps.	(672,420)	Ps.	435,049
Deferred income taxes (Note 23a.)		—		—		(15,102)
Pre-operating costs (Note 23b.)		—		—		(78,522)
Derivative financial instruments (Note 23c.)		—		6,146		7,732
Gain from the exchange of non-monetary assets (Note 23d.)		(116,091)		—		—
Gain on the sale lease-back transaction (Note 23e.)		(261,124)		—		—
Capitalized interest (Note 23f.)		91,878		—		—
Amortization of goodwill (Note 23g.)		1,989		—		—
Minority interest (Note 23i.)		5,921		—		—
Effect of inflation accounting on U.S. GAAP adjustments (Note 23h.)		288		(253)		(22,290)

Net (loss) profit under U.S. GAAP	Ps.	(574,815)	Ps.	(666,527)	Ps.	326,867

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S. A. de C. V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As of December 31,

	2001		2000

Stockholders’ equity under Mexican GAAP	Ps.	8,512,675	Ps.	7,817,132
Pre-operating costs (Note 23b.)		(78,522)		(78,522)
Derivative financial instruments (Note 23c.)		(183,876)		161
Gain from the exchange of non-monetary assets (Note 23d.)		(329,154)		(213,063)
Gain on the sale lease-back transaction (Note 23e.)		(261,124)		—
Capitalized interest (Note 23f.)		91,878		—
Amortization of goodwill (Note 23g.)		1,989		—
Minority interest (Note 23i.)		(119,165)		(25,442)
Provision for consolidation of facilities (Note 23j.)		19,741		19,741

Stockholders’ equity under U.S. GAAP	Ps.	7,654,442	Ps.	7,520,007

      Provided below is an analysis of changes in stockholders’ equity under U.S. GAAP:

	As of December 31,

	2001	2000

Opening balance	Ps.7,520,007	6,884,123
Increase in capital stock and contributions for future capital stock increases	893,575	1,302,158
Net loss for the year	(574,815)	(666,527)
Other comprehensive income	(184,325)	253

Closing balance	Ps.7,654,442	Ps.7,520,007

l) Discontinued operations

      As described in Note 19, in December 1998, Old Iusacell decided to discontinue the operations of its subsidiary, Cellular Solutions, which was in the business of selling accessories for cellular handsets, and consequently, recognized a gain (loss) from discontinued operations amounting to Ps.8,865 and (Ps.1,747), for the years ended December 31, 2000 and 1999, respectively. Under U.S. GAAP, the closing of this subsidiary does not constitute a discontinued operation under APB No. 30. Accordingly, the gain (loss) from discontinued operations is recorded as operating income (expense).

m) Extraordinary item

      Under Mexican GAAP, the utilization of the Company’s tax loss carryforwards in 1999 is classified as an extraordinary item and presented as a separate line item in the consolidated income statement. Under U.S. GAAP, the utilization of the Company’s tax loss carryforward is recorded as a component of the taxation expense.

n) Depreciation

      Under Mexican GAAP, depreciation is not included in the measure of gross profit. Under U.S. GAAP, Ps.1,204,824, Ps.1,292,146 and Ps.788,430 for the years ended December 31, 2001, 2000 and 1999, respectively, are reclassified to cost of sales.

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S. A. de C. V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

o) Supplementary U.S. GAAP disclosures

      1) Cash flow information

      Under U.S. GAAP, SFAS 95, “Statement of Cash Flows”, a statement of cash flows is required, which presents only movements in cash and excludes non-cash items. SFAS 95 does not provide any specific guidance with respect to inflation-adjusted financial statements. However, it is accepted practice to adjust cash flows from operating activities for the monetary gains and losses and unrealized foreign exchange gains and losses.

	Years Ended December 31,

	2001	2000(*)	1999(*)

Operating activities:
Net (loss) profit under U.S. GAAP	Ps. (574,815)	Ps. (666,527)	Ps. 326,867
Adjustments to reconcile net loss to cash (used in) provided by operating activities:
Depreciation	1,204,824	1,292,146	788,430
Amortization	1,340,569	1,088,814	831,843
Gain on the sale of towers	(46,762)	—	—
Equity in (profit) loss of associated companies	(2,542)	(2,478)	(2,462)
Gain on sale of equity investments	(3,976)	—	56,622
Increase in allowance for doubtful accounts	108,432	94,531	105,526
Increase (decrease) in allowance for obsolete and slow-moving inventories	66,014	42,408	(5,443)
Minority interest	(26,615)	(16,461)	(20,400)
Deferred income taxes and employee profit sharing	—	—	165,993
Gain on net monetary position and foreign exchange losses	(261,108)	(354,564)	(940,036)
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable	(91,178)	147,484	(645,561)
Inventories	(42,692)	(82,115)	32,157
Increase (decrease) in:
Trade accounts payable and related parties	75,082	(167,571)	1,633,265
Taxes and other payable	(213,930)	124,280	(72,119)
Income tax	20,694	36,169	(38,492)
Other	(11,334)	722	(570)

Net cash provided by operating activities	1,540,663	1,536,838	2,215,620

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S. A. de C. V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Years Ended December 31,

	2001	2000(*)	1999(*)

Financing activities:
Proceeds from notes payable and long-term debt	—	120,391	1,197,349
Payments of notes payable and long-term debt	(24,024)	(743,812)	(789,183)
Contributions for future capital stock increases	893,386	1,302,158	—
Capital stock increases	79	—	—

Net cash provided by financing activities	869,441	678,737	408,166

Investing activities:
Purchase of property and equipment, net	(1,602,862)	(2,055,998)	(1,708,907)
Proceeds from sales of investments in associated companies	3,976	68,261	13,486
Proceeds from the sale of the towers	358,499	—	—
Acquisition of Portatel, net of cash	(495,320)	—	—
Purchase of other assets	(819,204)	(113,641)	(1,012,479)

Net cash used in investing activities	(2,554,911)	(2,101,378)	(2,707,900)

Translation and inflation effects in cash	(28,003)	(24,393)	(39,428)
Net (decrease) increase in cash	(172,810)	89,804	(123,542)
Cash at beginning of year	292,354	202,550	326,092

Cash at the end of year	Ps. 119,544	Ps. 292,354	Ps. 202,550

Interest paid	Ps. 384,754	Ps. 401,683	Ps. 390,386

Income tax paid	Ps. 114,268	Ps. 140,784	Ps. 102,516

Supplemental disclosures of non-cash activities:
Conversion of debt to equity	Ps. 110	Ps. —	Ps. 1,839,160

(*)	Certain reclassifications were made in prior years to conform to classifications used in the most recent year.

      2) The assets tax charged to the provision for assets tax for the years ended December 31, 2001, 2000 and 1999 was as follows:

	Years Ended December 31,

	2001	2000	1999

Asset tax not offset by current taxes	Ps.146,404	Ps.156,335	Ps.150,889
Deferred tax	—	—	15,102

Provision for taxes	Ps.146,404	Ps.156,335	Ps.165,991

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S. A. de C. V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      3) Deferred income taxes

      Significant components of deferred income taxes under U.S. GAAP are as follows:

	December 31, 2001

	SFAS 109	SFAS 109
	applied to	applied to
	Mexican GAAP	U.S. GAAP
	Balances	adjustments	Total

Deferred assets:
Allowance for doubtful accounts	73,812	—	73,812
Net operating loss carryforwards and tax credits	1,223,303	—	1,223,303
Reorganization reserve	24,925	—	24,925
Gain from the exchange of non-monetary assets	—	115,204	115,204
Pre-operating costs	—	27,483	27,483
Derivative financial instruments	—	64,357	64,357
Gain on the sale lease-back transaction	—	91,393	91,393
Valuation allowance	(238,465)	(266,280)	(504,745)

Deferred tax assets	1,083,575	32,157	1,115,732

Deferred liabilities:
Inventories	88,791	—	88,791
Property and equipment	653,620	—	653,620
Cellular telephones to be amortized	61,239	—	61,239
Concessions	107,894	—	107,894
Capitalized interest	—	32,157	32,157

Deferred tax liabilities	911,544	32,157	943,701

Net deferred tax assets	172,031	—	172,031

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S. A. de C. V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31, 2000

	SFAS 109		SFAS 109
	applied to		applied to
	Mexican GAAP		U.S. GAAP
	Balances		adjustments		Total

Deferred assets:
Allowance for doubtful accounts		77,589		—		77,589
Net operating loss carryforwards and tax credits		1,160,676		—		1,160,676
Reorganization reserve		26,050		—		26,050
Gain from the exchange of non-monetary assets		—		74,572		74,572
Pre-operating costs		—		27,483		27,483
Valuation allowance		(310,167)		(101,999)		(412,166)

Deferred tax assets		954,148		56		954,204

Deferred liabilities:
Inventories	Ps.	87,286	Ps.	—	Ps.	87,286
Property and equipment		423,894		—		423,894
Cellular telephones to be amortized		256,072		—		256,072
Concessions		7,296		—		7,296
Derivative financial instruments		—		56		56

Deferred tax liabilities		774,548		56		774,604

Net deferred tax assets	Ps.	179,600	Ps.	—	Ps.	179,600

      4) New Accounting Pronouncements

      The FASB recently issued SFAS 143, “Accounting for Obligations Associated with the Retirement of Long-Lived Assets”, which is effective for fiscal years beginning after June 15, 2002. The objectives of SFAS 143 are to establish accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost.

      In 2001, the FASB issued SFAS No. 144 “Accounting for the Impairment of Long-Lived Assets” (SFAS 144) which supersedes SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of” (SFAS 121), and APB No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. SFAS 144 provides new guidance on (1) the recognition of impairment losses on long-lived assets to be held and used or to be disposed of and (2) how the results of a discontinued operation are to be measured and presented. It also broadens the definition of what constitutes a discontinued operation. It is effective for fiscal years beginning after December 15, 2001.

      In April of 2002, the FASB issued SFAS 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” As a result, companies will no longer be allowed to classify gains and losses from extinguishments of debt as extraordinary items unless they meet the criteria of APB 30. Gain and losses from extinguishments of debt that have been classified as extraordinary in prior years that do not meet the criteria of APB 30 shall be reclassified on a go forward basis. In addition, SFAS 145 requires that capital leases that are modified so that the resulting lease agreement is classified as an operating lease be accounted for under the sale-leaseback provisions of SFAS 28 or 98, as applicable, instead of SFAS 13. The provisions of this statement with regard to SFAS 4 will be effective for fiscal years beginning after May 15, 2002, and those for SFAS 13 will be effective for transactions occurring after May 15, 2002.

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S. A. de C. V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company is presently evaluating the impact, if any, that these new standards will have on its consolidated financial statements.

      5) U.S. GAAP requires the desegregation of the account balances as disclosed below. There is no similar requirement under Mexican GAAP. As of December 31, the account balances were as follows:

	2001		2000

Recoverable taxes and other:
Interconnection fees	Ps.	88,463	Ps.	142,425
Recoverable VAT		205,985		204,624
Other taxes		22,093		60,296
Other		217,179		106,844

	Ps.	533,720	Ps.	514,189

	2001		2000

Taxes and other payables:
Taxes and rights payable	Ps.	201,931	Ps.	178,413
Interest payable		83,878		100,489
Other		527,193		709,640

	Ps.	813,002	Ps.	988,542

      6) A significant portion of our trade receivables is represented by a small number of distributors. In 2001, our three largest distributors accounted for 44% and 24% of our net trade accounts receivable as of December 31, 2001 and 2000. Management has established certain measures to reduce the risk associated with this concentration such as certain guarantees and property liens. Management believes that this distributor concentration will be reduced over time as the size of our operations grows. However, results of operations could be negatively affected, at least in the short term, if any defaults on payment occur with respect to these distributors.

Note 24 — Condensed Consolidated Financial Information

      As mentioned in Note 10, in July 1997, the Company issued U.S.$150,000 of senior notes due 2004 as part of its refinancing program. The Notes Due 2004 are guaranteed on a senior subordinated, basis pursuant to guarantees by most of the Company’s directly and indirectly wholly owned subsidiaries (Guarantor Subsidiaries). The subsidiary guarantees are full, unconditional, joint and several.

      Presented below is condensed consolidating financial information as of December 31, 2001 and 2000 and for the three years ended December 31, 2001 for i) the parent company; ii) the combined Guarantor Subsidiaries; iii) the combined non-Guarantor Subsidiaries; iv) eliminations; and v) the Company’s consolidated financial statements.

      Where applicable, the equity method has been used by the parent company with respect to its investments in certain subsidiaries for the respective periods presented.

      The Company has not presented separate financial statements and other disclosure concerning each of the Guarantor Subsidiaries because management has determined that such information is not material to investors.

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S. A. de C. V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATED BALANCE SHEET

As of December 31, 2001

			Combined		Combined
	Parent		Guarantor		Non-guarantor
	Company		Subsidiaries		Subsidiaries		Eliminations		Consolidated

ASSETS
Current assets:
Cash and short-term investments	Ps.	126,071	Ps.	(4,037)	Ps.	(2,490)	Ps.	—	Ps.	119,544

Accounts receivable:
Trade, net		—		660,092		34,069		(98,875)		595,286
Related parties		349,024		1,476,140		—		(1,782,117)		43,047
Recoverable taxes and other		127,695		266,138		326,877		(186,990)		533,720

		476,719		2,402,370		360,946		(2,067,982)		1,172,053

Inventories, net		3,369		204,680		31,721		—		239,770

Total current assets		606,159		2,603,013		390,177		(2,067,982)		1,531,367
Investment in associated companies		4,002,044		216,356		—		(4,184,337)		34,063
Property and equipment, net		6,809,332		723,081		1,329,609		(1,756)		8,860,266
Other assets, net		739,403		444,038		325,640		372,223		1,881,304
Excess of investment cost over book value, net		1,885,623		—		—		—		1,885,623

Total assets	Ps.	14,042,561	Ps.	3,986,488	Ps.	2,045,426	Ps.	(5,881,852)	Ps.	14,192,623

Current liabilities:
Notes payable and notes payable to suppliers	Ps.	150,034	Ps.	—	Ps.	83,501	Ps.	—	Ps.	233,535
Trade accounts payable		161,510		347,909		83,636		(43,111)		549,944
Related parties		—		—		1,941,910		(1,781,394)		160,516
Taxes and other payable		141,571		702,726		264,111		(295,406)		813,002
Income tax		38,966		7,989		10,212		—		57,167

Total current liabilities		492,081		1,058,624		2,383,370		(2,119,911)		1,814,164
Long-term debt		3,811,042		—		—		—		3,811,042
Notes payable to suppliers		51,686		3,056		—		—		54,742

Total liabilities		4,354,809		1,061,680		2,383,370		(2,119,911)		5,679,948

Commitments and contingencies		—		—		—		—		—

Stockholders’ equity:
Capital contributions		15,137,687		6,132,335		2,374,920		(8,485,965)		15,158,977
Earned capital		(5,449,935)		(3,207,527)		(2,712,864)		4,598,938		(6,771,388)
Minority interest		—		—		—		125,086		125,086

Total stockholders’ equity		9,687,752		2,924,808		(337,944)		(3,761,941)		8,512,675

Total liabilities and stockholders’ equity	Ps.	14,042,561	Ps.	3,986,488	Ps.	2,045,426	Ps.	(5,881,852)	Ps.	14,192,623

Total stockholders’ equity under Mexican GAAP	Ps.	9,687,752	Ps.	2,924,808	Ps.	(337,944)	Ps.	(3,761,941)	Ps.	8,512,675
Pre-operating costs		—		—		(78,522)		—		(78,522)
Derivative financial instruments		(183,876)		—		—		—		(183,876)
Gain from exchange of non-monetary assets		—		—		(329,154)		—		(329,154)
Gain on the sale lease-back transaction		(143,558)		(113,153)		(4,413)		—		(261,124)
Capitalized interest		91,878		—		—		—		91,878
Amortization of goodwill		1,989		—		—		—		1,989
Minority interest		—		—		—		(119,165)		(119,165)
Provision for consolidation of facilities		19,741		—		—		—		19,741

Total stockholders’ equity under U.S. GAAP	Ps.	9,473,926	Ps.	2,811,655	Ps.	(750,033)	Ps.	(3,881,106)	Ps.	7,654,442

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S. A. de C. V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATED INCOME STATEMENT

For the Year Ended December 31, 2001

		Combined	Combined
	Parent	Guarantor	Non-guarantor
	Company	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Total revenues	Ps.1,034,734	Ps.8,744,472	Ps.1,323,932	Ps.(4,814,318)	Ps.6,288,820
Total cost of sales	76,066	3,759,312	435,141	(2,415,831)	1,854,688

Gross profit	958,668	4,985,160	888,791	(2,398,487)	4,434,132
Operating expenses	(36,484)	3,883,053	488,425	(2,422,620)	1,912,374
Depreciation and amortization	1,229,448	1,216,293	131,020	(8,073)	2,568,688

Operating (loss) profit	(234,296)	(114,186)	269,346	32,206	(46,930)

Integral financing results:
Interest (income) expense, net	195,337	(73,699)	260,495	3,763	385,896
Foreign exchange (gain) loss, net	(73,900)	(18,018)	(3,876)	2	(95,792)
(Gain) loss from monetary position	(120,003)	49,647	(90,918)	(3,754)	(165,028)

	1,434	(42,070)	165,701	11	125,076

Equity participation in net (gain) loss of associated companies	(3,497)	(15,264)	—	12,243	(6,518)
Provision for assets tax	58,774	87,022	7,090	(6,482)	146,404
Cumulative effect of the adoption of the new accounting principle	6,478	—	—	—	6,478
Minority interest	191	—	—	(20,885)	(20,694)

Net loss for the year	Ps.(297,676)	Ps.(143,874)	Ps. 96,555	Ps. 47,319	Ps.(297,676)

Net loss for the year under Mexican GAAP	Ps.(297,676)	Ps.(143,874)	Ps. 96,555	Ps. 47,319	Ps.(297,676)
Gain from the exchange of non-monetary assets	—	—	(116,091)	—	(116,091)
Gain on the sale lease-back transaction	(143,558)	(113,153)	(4,413)	—	(261,124)
Capitalized interest	91,878	—	—	—	91,878
Amortization of goodwill	1,989	—	—	—	1,989
Minority interest	—	—	—	5,921	5,921
Effects of inflation on US GAAP adjustments	288	—	—	—	288

Net (loss) profit for the year under US GAAP	Ps.(347,079)	Ps.(257,027)	Ps. (23,949)	Ps. 53,240	Ps. 574,815

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S. A. de C. V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2001

			Combined		Combined
	Parent		Guarantor		Non-guarantor
	Company		Subsidiaries		Subsidiaries		Eliminations		Consolidated

Operating activities:
Net (loss) profit for the year	Ps.	(347,079)	Ps.	(257,027)	Ps.	(23,949)	Ps.	53,240	Ps.	(574,815)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization		1,227,459		1,216,293		109,714		(8,073)		2,545,393
Equity in net loss (earnings) of associated companies and net gain on sale of equity investments		(6,518)		—		—		—		(6,518)
Gain on the sale of the towers		(25,709)		(20,263)		(790)		—		(46,762)
Increase in allowance for doubtful accounts		—		108,432		—		—		108,432
Increase in allowance for obsolete and slow-moving inventories		—		66,014		—		—		66,014
Minority interest		(191)		—		—		(26,424)		(26,615)
Gain on net monetary position and foreign exchange losses		(187,713)		31,629		(94,794)		(10,230)		(261,108)
Changes in operating assets and liabilities:
Accounts receivable		(102,290)		(31,075)		41,480		707		(91,178)
Inventories		754		(25,537)		(17,053)		(856)		(42,692)
Trade accounts payable and related parties		608,170		(230,298)		(291,453)		(11,337)		75,082
Taxes and other payable		29,943		(241,831)		65,985		(68,027)		(213,930)
Income Tax		38,966		7,982		(2,354)		(23,900)		20,694
Other		51,686		(335)		(27)		(62,658)		(11,334)

Net cash provided by (used in) operating activities		1,287,478		623,984		(213,241)		(157,558)		1,540,663

Investing activities:
Purchase of property and equipment, net		(1,328,368)		66,598		(441,282)		100,190		(1,602,862)
Proceeds from the sale of the towers		197,092		155,349		6,058		—		358,499
Investment in associated companies, net of cash acquired		(491,344)		—		—		—		(491,344)
Purchase of other assets		(681,350)		(854,862)		(464,746)		1,181,754		(819,204)

Net cash (used in) provided by investing activities		(2,303,970)		(632,915)		(899,970)		1,281,944		(2,554,911)

Financing activities:
Payments of notes payable and long-term debt		(24,024)		—		—		—		(24,024)
Capital stock increases and contributions for future capital stock increases		893,465		—		1,108,703		(1,108,703)		893,465

Net cash provided by (used in) financing activities		869,441		—		1,108,703		(1,108,703)		869,441

Translation and inflation effects in cash		(12,017)		(214)		(89)		(15,683)		(28,003)
Net decrease in cash		(159,068)		(9,145)		(4,597)		—		(172,810)
Cash at beginning of year		285,139		5,108		2,107		—		292,354

Cash at the end of year	Ps.	126,071	Ps.	(4,037)	Ps.	(2,490)	Ps.	—	Ps.	119,544

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S. A. de C. V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATED BALANCE SHEET

As of December 31, 2000

			Combined		Combined
	Parent		Guarantor		Non-guarantor
	Company		Subsidiaries		Subsidiaries		Eliminations		Consolidated

ASSETS
Current assets:
Cash and short-term investments	Ps.	285,139	Ps.	5,108	Ps.	2,107	Ps.	—	Ps.	292,354

Accounts receivable:
Trade, net		—		654,046		10,878		(27,823)		637,101
Related parties		999,939		1,606,090		36,214		(2,591,889)		50,354
Recoverable taxes and other		25,405		349,541		391,549		(252,306)		514,189

		1,025,344		2,609,677		438,641		(2,872,018)		1,201,644

Inventories, net		4,123		245,157		14,669		(14,561)		249,388

Total current assets		1,314,606		2,859,942		455,417		(2,886,579)		1,743,386
Investment in associated companies		2,026,594		291,181		—		(2,284,823)		32,952
Property and equipment, net		6,549,393		822,444		888,327		(3,305)		8,256,859
Other assets, net		395,200		989,998		175,869		328,552		1,889,619
Excess of investment cost over book value, net		1,888,559		—		—		—		1,888,559

Total assets	Ps.	12,174,352	Ps.	4,963,565	Ps.	1,519,613	Ps.	(4,846,155)	Ps.	13,811,375

Current liabilities:
Notes payable	Ps.	1,464,450	Ps.	—	Ps.	—	Ps.	—	Ps.	1,464,450
Trade accounts payable		204,255		293,220		39,839		(43,580)		493,734
Related parties		—		414,937		2,313,375		(2,573,177)		155,135
Taxes and other payable		111,628		944,557		198,126		(265,769)		988,542
Income tax		—		7		12,565		25,591		38,163

Total current liabilities		1,780,333		1,652,721		2,563,905		(2,856,935)		3,140,024
Long-term debt		2,850,800		—		—		—		2,850,800
Other liabilities long-term		—		3,391		27		1		3,419

Total liabilities		4,631,133		1,656,112		2,563,932		(2,856,934)		5,994,243

Commitments and contingencies		—		—		—		—		—

Stockholders’ equity:
Capital contributions		12,938,520		6,132,736		1,266,217		(7,374,229)		12,963,244
Earned capital		(6,697,459)		(2,825,283)		(2,310,536)		5,359,566		(6,473,712)
Minority interest		—		—		—		25,442		25,442
Contributions for future capital Stock increases		1,302,158		—		—		—		1,302,158

Total stockholders’ equity		7,543,219		3,307,453		(1,044,319)		(1,989,221)		7,817,132

Total liabilities and stockholders’ equity	Ps.	12,174,352	Ps.	4,963,565	Ps.	1,519,613	Ps.	(4,846,155)	Ps.	13,811,375

Total stockholders’ equity under Mexican GAAP	Ps.	7,543,219	Ps.	3,307,453	Ps.	(1,044,319)	Ps.	(1,989,221)	Ps.	7,817,132
Minority interest		—		—		—		(25,442)		(25,442)
Pre-operating costs		—		—		(78,522)		—		(78,522)
Derivative financial instruments		161		—		—		—		161
Gain from exchange of non-monetary assets		—		—		(213,063)		—		(213,063)
Provision for consolidation of facilities		19,741		—		—		—		19,741

Total stockholders’ equity under U.S. GAAP	Ps.	7,563,121	Ps.	3,307,453	Ps.	(1,335,904)	Ps.	(2,014,663)	Ps.	7,520,007

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S. A. de C. V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATED INCOME STATEMENT

For the Year Ended December 31, 2000

			Combined		Combined
	Parent		Guarantor		Non-guarantor
	Company		Subsidiaries		Subsidiaries		Eliminations		Consolidated

Total revenues	Ps.	1,021,567	Ps.	7,928,632	Ps.	753,978	Ps.	(3,974,467)	Ps.	5,729,710
Total cost of sales		63,992		3,394,991		393,959		(2,032,826)		1,820,116

Gross profit		957,575		4,533,641		360,019		(1,941,641)		3,909,594
Operating expenses		59,145		3,450,438		333,675		(1,925,708)		1,917,550
Depreciation and amortization		1,289,980		992,655		106,065		(7,740)		2,380,960

Operating (loss) profit		(391,550)		90,548		(79,721)		(8,193)		(388,916)

Integral financing result:
Interest expense (income), net		276,760		(72,425)		305,457		(3)		509,789
Foreign exchange loss (gain), net		12,976		5,934		656		—		19,566
(Gain) loss from monetary position		(324,248)		97,266		(164,169)		16,769		(374,382)

		(34,512)		30,775		141,944		16,766		154,973

Equity participation in net (gain) loss of associated companies		290,751		(64,820)		—		(228,409)		(2,478)
Provision for assets tax		24,631		118,323		13,381		—		156,335
Minority interest		—		—		—		(16,461)		(16,461)
Profit from discontinued operations		—		—		—		(8,865)		(8,865)

Net loss for the year	Ps.	(672,420)	Ps.	6,270	Ps.	(235,046)	Ps.	228,776	Ps.	(672,420)

Net loss for the year under Mexican GAAP	Ps.	(672,420)	Ps.	6,270	Ps.	(235,046)	Ps.	228,776	Ps.	(672,420)
Derivative financial statements		6,146		—		—		—		6,146
Effects of inflation on US GAAP adjustments		(253)		—		—		—		(253)

Net (loss) profit for the year under US GAAP	Ps.	(666,527)	Ps.	6,270	Ps.	(235,046)	Ps.	228,776	Ps.	(666,527)

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S. A. de C. V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2000

			Combined		Combined
	Parent		Guarantor		Non-guarantor
	Company		Subsidiaries		Subsidiaries		Eliminations		Consolidated

Operating activities:
Net (loss) profit for the year	Ps.	(666,527)	Ps.	6,270	Ps.	(235,046)	Ps.	228,776	Ps.	(666,527)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization		1,289,980		992,655		106,065		(7,740)		2,380,960
Equity in net loss (earnings) of associated companies and net gain on sale of equity investments		290,751		—		—		(293,229)		(2,478)
Increase in allowance for doubtful accounts		—		94,531		—		—		94,531
Increase in allowance for obsolete and slow-moving inventories		—		42,408		—		—		42,408
Minority interest		—		—		—		(16,461)		(16,461)
Gain on net monetary position and foreign exchange losses		(311,019)		103,200		(163,513)		16,768		(354,564)
Changes in operating assets and liabilities:
Accounts receivable		—		(52,819)		(619)		200,922		147,484
Inventories		(1,833)		(83,759)		(4,278)		7,755		(82,115)
Trade accounts payable and related parties		826,801		(502,655)		387,938		(879,655)		(167,571)
Taxes and other payable		(123,924)		431,221		40,453		(223,470)		124,280
Income Tax		(1,458)		(103)		12,139		25,591		36,169
Other		—		762		(40)		—		722

Net cash provided by (used in) operating activities		1,302,771		1,031,711		143,099		(940,743)		1,536,838

Investing activities:
Purchase of property and equipment, net		(1,673,199)		52,352		(107,968)		(327,183)		(2,055,998)
Investment in associated companies, net cash acquired		(192,315)		45,078		—		215,498		68,261
Purchase of other assets		119,568		(1,003,434)		(47,449)		817,674		(113,641)

Net cash (used in) provided by investing activities		(1,745,946)		(906,004)		(155,417)		705,989		(2,101,378)

Financing activities:
Proceeds from notes payable and long-term debt		126,655		—		—		(6,264)		120,391
Payments of notes payable and long-term debt		(743,812)		—		—		—		(743,812)
Contributions for future capital Stock increases		1,302,158		(191,380)		14,270		177,110		1,302,158

Net cash provided by (used in) financing activities		685,001		(191,380)		14,270		170,846		678,737

Translation and inflation effects in cash		(5,931)		(9,690)		(20)		(8,752)		(24,393)
Net increase (decrease) in cash		235,895		(75,363)		1,932		(72,660)		89,804
Cash at beginning of year		49,244		80,471		175		72,660		202,550

Cash at the end of year	Ps.	285,139	Ps.	5,108	Ps.	2,107	Ps.	—	Ps.	292,354

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S. A. de C. V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATED INCOME STATEMENT

For the Year Ended December 31, 1999

		Combined	Combined
	Parent	Guarantor	Non-guarantor
	Company	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Total revenues	Ps. 713,673	Ps.6,716,000	Ps. 662,795	Ps.(3,309,497)	Ps.4,782,971
Total cost of sales	25,683	2,653,270	445,134	(1,595,592)	1,528,495

Gross profit	687,990	4,062,730	217,661	(1,713,905)	3,254,476
Operating expenses	129,874	3,058,046	293,734	(1,838,465)	1,643,189
Depreciation and amortization	781,391	772,344	72,234	(5,696)	1,620,273

Operating (loss) profit	(223,275)	232,340	(148,307)	130,256	(8,986)

Other expenses	—	—	—	26,225	26,225

Integral financing results:
Interest (income) expense, net	(64,966)	(151,445)	345,988	176,092	305,669
Foreign exchange gain (loss), net	(198,139)	(15,920)	3,800	—	(210,259)
Gain (loss) from monetary position	(506,610)	109,836	(180,747)	(174,546)	(752,067)

	(769,715)	(57,529)	169,041	1,546	(656,657)

Equity participation in net (gain) loss of associated companies	(3,657)	—	—	57,817	54,160
Provision for assets tax	94,735	31,844	(19)	486,036	612,596
Minority interest	(19,556)	1,903	—	(2,747)	(20,400)
Amortization of tax loss carry-forwards	—	—	—	(461,707)	(461,707)
Loss from discontinued operations	—	—	—	1,748	1,748

Net profit (loss) for the year	Ps. 474,918	Ps. 256,122	Ps. (317,329)	Ps. 21,338	Ps.(435,049)

Net profit (loss) for the year under Mexican GAAP	Ps. 474,918	Ps. 256,122	Ps. (317,329)	Ps. 21,338	Ps. 435,049
Deferred income taxes	(15,102)	—	—	—	(15,102)
Pre-operating costs	—	—	(78,522)	—	(78,522)
Derivative financial instruments	7,732	—	—	—	7,732
Effect of inflation on U.S. GAAP adjustments	(22,290)	—	—	—	(22,290)

Net profit (loss) for the year under U.S. GAAP	Ps. 445,258	Ps. 256,122	Ps. (395,851)	Ps. 21,338	Ps. 326,867

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S. A. de C. V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 1999

			Combined		Combined
	Parent		Guarantor		Non-guarantor
	Company		Subsidiaries		Subsidiaries		Eliminations		Consolidated

Operating activities:
Net profit (loss) for the year	Ps.	445,258	Ps.	256,122	Ps.	(395,851)	Ps.	21,338	Ps.	326,867
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization		781,391		772,344		72,234		(5,696)		1,620,273
Equity in net (earnings) loss of associated companies and net gain on sale of equity investments		(3,657)		—		—		57,817		54,160
Increase in allowance for doubtful accounts		—		103,749		1,345		432		105,526
Increase in allowance for obsolete and slow-moving inventories		(60)		(5,291)		(269)		177		(5,443)
Minority interest		(19,556)		1,903		—		(2,747)		(20,400)
Deferred income taxes and employee profit sharing		229,519		(130,256)		88		66,642		165,993
Gain on net monetary position and foreign exchange losses		(658,129)		25,086		(176,902)		(130,091)		(940,036)
Changes in operating assets and liabilities:
Accounts receivable		—		(466,345)		2,384		(181,600)		(645,561)
Inventories		3,607		13,609		19,132		(4,191)		32,157
Trade accounts payable and related parties		975,331		(94,779)		111,419		641,294		1,633,265
Taxes and other payable		(270,358)		362,092		27,606		(191,459)		(72,119)
Income tax		(82,672)		45,177		(1,083)		86		(38,492)
Other		—		(573)		1		2		(570)

Net cash provided by (used in) operating activities		1,400,674		882,838		(339,896)		272,004		2,215,620

Investing activities:
Purchase of property and equipment, net		(1,163,881)		(411,304)		(94,224)		(39,498)		(1,708,907)
Investment in associated companies, net cash acquired		291,903		(121,490)		—		(156,927)		13,486
Purchase of other assets		(813,847)		(98,372)		(17,096)		(83,164)		(1,012,479)

Net cash (used in) provided by investing activities		(1,685,825)		(631,166)		(111,320)		(279,589)		(2,707,900)

Financing activities:
Proceeds from notes payable and long-term debt		869,120		—		391,521		(63,292)		1,197,349
Payments of notes payable and long-term debt		(789,183)		(142,686)		—		142,686		(789,183)

Net cash provided by (used in) financing activities		79,937		(142,686)		391,521		79,394		408,166

Translation and inflation effects in cash		(34,999)		3,922		(8,235)		(116)		(39,428)
Net increase (decrease) in cash		(240,213)		112,908		(67,930)		71,693		(123,542)
Cash at beginning of year		289,458		(32,437)		68,104		967		326,092

Cash at the end of year	Ps.	49,245	Ps.	80,471	Ps.	174	Ps.	72,660	Ps.	202,550

Note 25 — Subsequent Events

      As mentioned in Note 13c., the Montes Urales property was subject to a lien. On May 29, 2002, the Company’s complaint was resolved in its favor. Consequently, the lien will be lifted in the Public Registry of Property.

GRUPO IUSACELL

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

Years Ended 1999, 2000 and 2001
(Amounts expressed in Thousands of Mexican Pesos (Ps.)
with Purchasing Power as of December 31, 2001)

		Balance at		Charged to		Charged to				Balance at
		beginning		costs and		other				end of
		of period		expenses		accounts		Deductions		period

Allowance for obsolete and slow-moving inventories
	1999	Ps.	14,364	Ps.	(5,443)	Ps.	0	Ps.	0	Ps.	8,921
	2000		8,921		42,408		0		0		51,329
	2001		51,329		66,014		0		6,587		110,756
Allowance for doubtful accounts
	1999	Ps.	85,771	Ps.	105,526	Ps.	0	Ps.	21,487	Ps.	169,810
	2000		169,810		94,531		0		42,657		221,684
	2001		221,684		108,432		0		119,225		210,891

S-I

ITEM 19.     EXHIBITS

1.		By-laws (estatutos) of Grupo Iusacell Celular, S.A. de C.V effective April 4, 2001; incorporated by reference in the Company’s 2000 Annual Report on Form 20-F submitted to the SEC in June 2001
2.	(a)	Shareholders Agreement dated as of March 30, 2001 by and among Iusacell, Bell Atlantic Latin America Holdings, Inc., Bell Atlantic International, Inc., Bell Atlantic New Zealand Holdings, Inc. and Vodafone Americas B.V.; incorporated by reference in the Company’s 2000 Annual Report on Form 20-F submitted to the SEC in June 2001
2.	(b)(ii)	Indenture dated as of July 25, 1997 among Grupo Iusacell Celular, S.A. de C.V., certain subsidiaries of Iusacell Celular, S.A. de C.V. and First Union National Bank, as trustee. (incorporated herein by reference to Exhibit 4.1 of the Registration Statement F-4 — Registration Number 333-37431)	**
2.	(c)	Not applicable.
3.		Not applicable.
4.	(a)	Agreement for Equipment, Furnish and Installation for Iusacell’s Cellular Network, dated as of December 10, 1997 among Grupo Iusacell Celular, S.A. de C.V., Lucent Technologies World Services, Inc. and Lucent Technologies de México, S.A. de C.V. pursuant to which Grupo Iusacell Celular, S.A. de C.V. agreed to replace its analog wireless cellular network with a new Lucent Technologies analog and digital network	***
4.	(b)	Amended and Restated Credit Agreement, dated as of July 25, 1997, as amended and restated as of March 29, 2001 among Grupo Iusacell Celular, S.A. de C.V. and JP Morgan, as sole Bookrunner and Lead Arranger, and The Chase Manhattan Bank, as Administrative Agent and Collateral Agent, BNP Paribas, Citibank N.A., The Toronto-Dominion Bank and BBVA Bancomer S.A., as Arrangers by which Grupo Iusacell Celular S.A. de C.V. refinanced certain credit facilities in an amount of U.S.$265.6 million; incorporated by reference in the Company’s 2000 Annual Report on Form 20-F submitted to the SEC in June 2001
5.		Not applicable.
6.		See Item 3 — Consolidated Financial Statements.
7.		Computation of ratio of earnings to fixed charges	E-134
8.		List of subsidiaries	E-135
9.		Not applicable.
10.		None.
*		Previously filed with Registration Statement on Form F-4 No. 333-95547 submitted to the SEC on January 27, 2000.
**		Previously filed with Registration Statement on Form F-4 No. 333-37431 submitted to the SEC on October 8, 1997.
***		Previously filed with the Annual Report on Form 20-F of Iusacell Celular for the fiscal year ending December 31, 1997.

GLOSSARY OF TELECOMMUNICATIONS TERMS

1XRTT	A member of CDMA 2000 which is a family of standards that defines the radio interface allowing a smooth transition from CDMA (1S-95) systems. This family of standards involve some variants and the services, offerings, such as voice and packet data on a single carrier (1XRTT), data only (1X-DO).

Analog	A transmission method employing a continuous electrical signal that varies in amplitude or frequency in response to changes in sound, light, position, etc., impressed on a transducer in the sending device.

Band	A range of frequencies between two defined limits.

CDMA	Code Division Multiple Access, the highest-capacity commercial digital standard available. CDMA increases capacity by transmitting a large number of simultaneous conversations over a single channel, assigning unique codes that can be re-assembled at the receiving end.

Cellular A-band	The range of frequencies used to provide cellular wireless service between 825-835 MHz and between 870-880 MHz of the radio spectrum.

Cellular B-band	The range of frequencies used to provide cellular wireless service between 835-845 MHz and between 880-890 MHz of the radio spectrum.

Channel	A pathway for the transmission of information between a sending point and a receiving point.

Covered POPS	The number of POPs in a defined area for whom a cellular signal is accessible.

CPP	Calling Party Pays is a cellular telephony payment structure in which the party that places a call to a cellular telephone is billed for interconnection access, and the recipient is not billed for the airtime charges corresponding to the call.

Digital	A method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission and switching technologies employ a sequence of discrete, distinct pulses to represent information, as opposed to the continuous analog signal.

Hertz	The unit measuring the frequency with which an alternating electromagnetic signal cycles through the zero-value state between lowest and highest states. One hertz (abbreviated Hz) equals one cycle per second; KHz (kilohertz) stands for thousands of hertz; MHz (megahertz) stands for millions of hertz; and GHz (gigahertz) stands for billions of hertz.

IMTS	Improved mobile telephone service; IMTS systems are analog mobile telephone systems that employ a single powerful radio base station to communicate with IMTS mobile telephones that are within approximately a 25-mile radius.

LATA	Local access and transport area; an area in which a local exchange carrier is permitted to provide service as designated by the 1982 United States federal court decree resulting from antitrust litigation brought by the United States Department of Justice against AT&T corporation.

PCS	Personal communications services. PCS represents a digital wireless communications service with the ability to provide features such as voice, video and data applications, short messaging, voicemail, caller identification, call conferencing and call forwarding.

PCS A-Band	The range of frequencies used to provide PCS wireless services between 1.850-1.865 GHz and between 1.930-1.945 GHz of the radio spectrum.

PCS B-Band	The range of frequencies used to provide PCS wireless services between 1.870-1.885 GHz and between 1.950-1.965 GHz of the radio spectrum.

PCS D-Band	The range of frequencies used to provide PCS wireless services between 1.865-1.870 GHz and between 1.945-1.950 GHz of the radio spectrum.

PCS E-Band	The range of frequencies used to provide PCS wireless services between 1.885-1.890 GHz and between 1.965-1.970 GHz of the radio spectrum.

Penetration Rate	A cellular operator’s subscribers within a defined area derived by total POPs within that area.

POPs	The population for a particular area based on the 2000 Mexican census. Population figures for 1996, 1997, 1998 and 1999 have been calculated by applying the forecast annual population growth rate for 1995, as published by the Instituto Nacional de Estadística, Geografía e Informática (the National Institute of Statistics, Geography and Information Processing, “INEGI”) to the official 1990 census figures. Population figures for 2001 have been calculated by applying the forecast annual population growth rate for 2001 to the data derived from the 2000 Mexico census. Where the population information is set forth without reference to a year, the information given is as of December 31, 2001. The SCT divides Mexico into nine geographic Regions for the provision of cellular service (individually a “Region” and collectively the “Regions”). Information regarding the numbers of POPs within a given Region has been calculated using the national population growth rate, as published by INEGI. Information regarding the number of POPs within a given city has been calculated using the growth rate for that city, as published by INEGI, which may not be the same as the national growth rate published by INEGI. The number of POPs in any Region or other geographic area should not be confused with the current number of users of wireless services in that Region or other geographic area and is not indicative of the number of users of wireless services in the future.

Roaming	A service offered by mobile communications providers which allows a subscriber to use his or her telephone while in the service area of another carrier.

Switch	A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is the process of interconnecting circuits to form a transmission path between users.

TDMA	Time division multiple access, a standard of digital cellular technology, which provides more call carrying capacity than analog, but less than CDMA, by interlacing conversations on a single channel through time-sharing methods.

SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO IUSACELL CELULAR, S.A. DE C.V.

By:	/s/ PETER H. BURROWES

Peter H. Burrowes
Attorney-in-fact

By:	/s/ RUSSELL A. OLSON

Russell A. Olson
Attorney-in-fact

Date: June 28, 2002