Form 20-F
period 2002-12-31
GRUPO IUSACELL CELULAR SA DE CV
filed 2003-06-30
CIK 923713

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from to

COMMISSION FILE NUMBER 033-79254

Grupo Iusacell Celular, S.A. de C.V.

(Exact name of Registrant as specified in its charter)

Iusacell Celular Group
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Prolongación Paseo de la Reforma 1236
Colonia Santa Fe
Delegación Cuajimalpa
05348 Mexico, D.F.
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

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

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

     Indicate by check mark which financial statement item the registrant has elected to follow:

     Item 17 ☐      Item 18 ☒

i

FORWARD-LOOKING INFORMATION

     This Annual Report contains various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including statements regarding, among other things, the financial performance and operating plans for Grupo Iusacell Celular, S.A. de C.V. These statements are based upon the current beliefs of our management, as well as on assumptions made by management based upon information currently available to it. The words “believe,” “expect,” “likely” and “anticipate” and similar expressions identify some of these forward-looking statements. These statements are subject to various risks and uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Should management’s assumptions prove incorrect, actual results may vary materially and adversely from those anticipated or projected. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of their respective dates. We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     Factors described in this Annual Report under Item 3, “Key Information — Risk Factors,” could cause actual results to differ materially from such forward-looking statements.

     “Iusacell Celular” means Grupo Iusacell Celular, S.A. de C.V. This company was formerly known as Grupo Iusacell, S.A. de C.V.

     “Iusacell” means Grupo Iusacell, S.A. de C.V. This company was formerly known as Nuevo Grupo Iusacell, S.A. de C.V. Iusacell owns 100% of the capital stock of Iusacell Celular

     In this Annual Report, “we”, “our” or “us” refers to Iusacell Celular and its subsidiaries, unless the context otherwise requires.

     Certain terms are defined the first time they are used in this Annual Report. The “Glossary of Telecommunications Terms” that begins immediately following Item 19, “Exhibits” provides definitions of certain technical terms used herein.

     On June 30, 2000, Bell Atlantic Corporation, Iusacell’s principal shareholder, which holds its interest in Iusacell through various subsidiaries, acquired GTE Corporation in a merger of equals, renaming itself as “Verizon Communications Inc.” The names of the subsidiaries which hold Iusacell capital stock directly remained unchanged. The term “Verizon” in this Annual Report refers to Verizon Communications Inc. or its subsidiaries, as the context requires. We continue to use the term “Bell Atlantic” in this Annual Report to refer to Bell Atlantic Corporation and its subsidiaries in connection with events prior to June 30, 2000.

     The term “Vodafone” in this Annual Report refers to Vodafone Group Plc or its subsidiaries, as the context requires.

     Iusacell Celular does not have any publicly-traded equity securities. Iusacell Celular has publicly-traded debt securities.

     Unless otherwise specified, all references to “U.S. dollars”, “U.S. Dollars”, “dollars”, “U.S.$” or “$” are to United States dollars, and references to “Ps.” and “pesos” are to Mexican pesos. We publish our financial statements in pesos that are adjusted to reflect changes in purchasing power due to inflation. Thus, unless otherwise specified, our financial data is presented in constant pesos with purchasing power as of December 31, 2002. Actual amounts may vary from amounts presented in this Annual Report due to rounding.

     We will provide without charge to each person to whom this Annual Report is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference into this Annual Report (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Written requests for such copies should be directed to Grupo Iusacell Celular, S.A. de C.V., Prolongación Paseo de la Reforma 1236, Colonia Santa Fe, Delegación Cuajimalpa, 05348 Mexico, D.F., Attention: Investor Relations Department. E-mail requests may be directed to investor.relations@iusacell.com.mx. Telephone requests may be directed to 011-52-55-5109-5759.

ii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	DIRECTORS AND SENIOR MANAGEMENT

Not applicable.

B.	ADVISERS

Not applicable.

C.	AUDITORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	SELECTED FINANCIAL DATA

     The following tables present selected consolidated financial data of Iusacell Celular and its consolidated subsidiaries. We have derived this data from the audited consolidated financial statements of Iusacell Celular as of December 31, 2002, 2001, 2000, 1999 and 1998. The financial information presented for fiscal years ended December 31, 2002, 2001 and 2000 was derived from our audited consolidated financial statements, which we refer to as the Consolidated Financial Statements, appearing elsewhere in this Annual Report, and you should read this information in conjunction with the Consolidated Financial Statements.

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

     Throughout the periods presented in this Annual Report, Bulletin B-10 has required Iusacell Celular to restate non-monetary assets (other than inventory) using the National Consumer Price Index (Indice Nacional de Precios al Consumidor), also referred to as the INPC. Throughout the periods presented in this Annual Report, Bulletin B-10 has also required Iusacell Celular to restate the components of shareholders’ equity using the INPC and to record gains or losses in purchasing power from holding monetary liabilities or assets.

     In addition, Bulletin B-10 requires restatement of all financial statements to constant pesos as of the date of the most recent balance sheet presented. Accordingly, we have restated all data in the Consolidated Financial Statements and in the selected financial data set forth below in constant pesos with purchasing power as of December 31, 2002. We have not reversed the effect of these inflation accounting principles in the reconciliation of Iusacell Celular’s net profit (loss) and stockholders’ equity to U.S. GAAP.

     Note 22 to the Consolidated Financial Statements presents the principal differences, other than inflation accounting, between Mexican GAAP and U.S. GAAP applicable to us and contains a reconciliation of Iusacell Celular’s net profit (loss) and stockholders’ equity to U.S. GAAP.

	As of and for the Year Ended December 31,

	1998	1999	2000	2001	2002	2002

	(Thousands of constant pesos as of December 31, 2002,					(Thousands of
	except operating data)(1)					U.S. dollars,
						except operating
						data)(2)
Income Statement Data:
Mexican GAAP:
Revenues:
Services	3,307,589	4,530,207	5,497,454	6,005,545	4,989,753	478,633
Telephone equipment sales and other	506,844	525,393	558,850	641,737	591,882	56,775
Total revenues	3,814,433	5,055,600	6,056,304	6,647,282	5,581,635	535,408
Cost of sales:
Cost of services	1,035,036	1,291,588	1,547,575	1,560,761	1,549,547	148,638
Cost of telephone equipment sales and other	271,194	324,031	376,288	399,644	487,826	46,794
Total cost of sales	1,306,230	1,615,619	1,923,863	1,960,405	2,037,373	195,432
Gross profit	2,508,203	3,439,981	4,132,441	4,686,877	3,544,262	339,976
Operating expenses	1,455,532	1,736,851	2,026,850	2,346,815	1,783,583	171,087
Depreciation and amortization	1,073,547	1,712,629	2,516,675	2,715,103	2,121,610	203,512
450 project write-down	1,325,508	0	0	0	0	0
Other operating income	0	0	0	325,436	91,608	8,787
Operating loss	(1,346,384)	(9,499)	(411,084)	(49,605)	(269,323)	(25,836)
Other income (expense), net	179,211	(27,720)	0	0	0	0
Integral financing cost (gain):
Interest expense, net	301,645	323,092	538,847	407,892	384,657	36,898
Foreign exchange loss (gain), net	1,129,607	(222,244)	20,681	(101,252)	507,147	48,647
Gain from monetary position	(916,914)	(794,935)	(395,722)	(174,435)	(220,633)	(21,164)
Total	514,338	(694,087)	163,806	132,205	671,171	64,381
Equity participation in net profit (loss) of associated companies	33,573	(57,247)	2,619	6,889	(9,741)	(934)
(Loss) income before assets tax, income tax, minority interest and extraordinary item	(1,647,938)	599,621	(572,271)	(174,921)	(950,235)	(91,151)
Provisions for:
Asset tax	86,725	159,490	165,246	154,749	111,609	10,706
Income tax	0	488,024	0	0	8,861	850
Total	86,725	647,514	165,246	154,749	120,470	11,556
Loss from continuing operations before minority interest and extraordinary item	(1,734,663)	(47,893)	(737,517)	(329,670)	(1,070,705)	(102,707)
Minority interest	7,625	21,563	17,399	21,874	9,761	936
Loss from continuing operations before extraordinary item	(1,727,038)	(26,330)	(720,118)	(307,796)	(1,060,944)	(101,771)
Extraordinary item(3)	0	488,024	0	0	0	0
Cumulative effect of the adoption of the new accounting pronouncement	0	0	0	6,847	0	0
(Loss) gain from discontinued operations(4)	(24,908)	(1,847)	9,370	0	0	0
Net (loss) profit	(1,751,946)	459,847	(710,748)	(314,643)	(1,060,944)	(101,771)
U.S. GAAP: (5) (6)
Total revenues	3,838,776	5,055,600	6,056,303	6,502,054	5,407,248	518,681
Operating (loss) profit	(1,139,268)	(100,785)	(401,713)	(446,219)	(201,668)	(19,345)
Net (loss) profit	(1,740,479)	345,498	(704,519)	(607,579)	(898,645)	(86,201)
Balance Sheet Data:
Mexican GAAP:
Working capital	(1,622,973)	(632,450)	(1,476,246)	(298,916)	218,424	20,952
Property and equipment, net	7,168,516	8,141,460	8,727,500	9,365,301	8,552,898	820,422
Total assets	13,408,186	14,834,482	14,598,623	15,001,603	13,257,311	1,271,685
Total debt	6,014,462	5,521,176	4,561,219	4,144,577	4,464,069	428,208
Total stockholders’ equity	4,951,735	7,333,609	8,262,708	8,997,898	7,804,737	748,656
Capital stock	11,660,034	13,604,027	13,604,027	13,604,226	15,924,916	1,527,570
U.S. GAAP:(5)
Working capital	(1,824,083)	(877,514)	(1,763,892)	(510,063)	60,305	5,785
Property and equipment, net	6,943,307	7,916,254	8,502,293	9,114,500	8,359,446	801,865
Total assets	13,946,144	15,359,638	15,109,116	15,633,408	14,266,482	1,368,487
Total debt	6,028,962	5,521,176	4,561,219	4,144,577	4,464,069	428,208
Minority interest	1,096	(29,728)	26,892	125,957	(6,742)	(647)
Total stockholders’ equity	4,954,609	7,276,518	7,950,375	8,090,745	7,387,791	708,661

	As of and for the Year Ended December 31,

	1998	1999	2000	2001	2002	2002

	(Thousands of constant pesos as of December 31, 2002,					(Thousands of
	except operating data)(1)					U.S. dollars,
						except operating
						data)(2)
Other Financial Data:
Mexican GAAP:
EBITDA(7)	1,052,671	1,703,130	2,105,591	2,665,498	1,852,287	177,677
EBITDA margin(8)	28%	34%	35%	40%	33%
Capital expenditures(9)	4,371,247	2,057,767	2,138,411	1,742,476	577,420	55,388
Interest expense, net	301,645	323,092	538,847	407,892	384,657	36,898
Ratio of earnings to fixed charges(10)	—	2.59	—	—	—	—
Cash Flow Data:(11)
Mexican GAAP:
Net resources (used) provided by operating activities	920,314	1,363,956	1,899,653	2,363,563	510,486	48,967
Net resources used in investing activities	(4,655,078)	(2,945,248)	(2,428,004)	(3,074,089)	(807,849)	77,492
Net resources provided by financing activities	3,891,235	1,450,705	623,270	527,866	319,492	30,647
U.S. GAAP: (5)
Net cash provided by operating activities	2,302,994	2,341,910	1,624,438	1,628,481	785,254	75,324
Net used in investing activities	(4,429,872)	(2,862,250)	(2,221,157)	(2,700,541)	(755,922)	(72,510)
Net cash provided by financing activities	2,283,348	431,431	717,425	918,999	0	0
Operating Data:
Covered POPs(12)	66,712,645	67,591,791	68,376,034	78,585,938	79,843,313	79,843,313
Subscribers(13)
Postpaid	277,014	352,289	442,594	403,988	351,782	351,782
Prepaid	478,361	970,509	1,238,625	1,450,709	1,692,511	1,692,511
Total subscribers	755,375	1,322,798	1,681,219	1,854,697	2,044,293	2,044,293
Gross subscriber additions	747,720	788,438	1,092,895	1,050,620	1,080,683	1,080,683
Average subscribers(14)	742,601	1,290,558	1,637,481	1,721,053	2,073,085	2,073,085
Average monthly postpaid churn(15)	2.58%	2.96%	3.51%	3.77%	3.55%	3.55%
Penetration(16)	1.13%	1.96%	2.46%	2.36%	2.56%	2.56%
Average monthly MOUs per subscriber(17)	87	91	94	117	126	12
Nominal average monthly mobile wireless revenue per subscriber(18)	361	335	322	370	384	37
Nominal cost to acquire a new subscriber(19)	3,477	3,277	3,270	2,677	2,419	232

(1)	In accordance with Mexican GAAP, financial data for all periods covered by the Consolidated Financial Statements, as well as the other financial data presented in this Annual Report, unless otherwise indicated, has been restated in constant pesos with purchasing power as of December 31, 2002. Restatement of peso amounts is made by multiplying the relevant nominal peso amount for the relevant period by the inflation index for the period from the end of the period to which such nominal peso amount relates through December 31, 2002. The inflation indices used in this Annual Report are 1.3505 for 1998, 1.2024 for 1999, 1.1036 for 2000 and 1.0570 for 2001.

(2)	Peso amounts were converted to U.S. dollars at the noon buying rate reported by the Federal Reserve Bank of New York for December 31, 2002, which was Ps.10.425 per U.S.$1.00. Such conversions should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.

In determining the peso amounts of our U.S. dollar-denominated obligations at December 31, 2002 in the Consolidated Financial Statements under Mexican GAAP, however, we applied the exchange rate published by Banco de México (the Mexican Central Bank) on December 31, 2002, which was Ps.10.439 per U.S.$1.00. The difference between the noon buying rate reported by the Federal Reserve Bank of New York and the Banco de México exchange rate causes certain inconsistencies between references to U.S. dollar amounts in this Annual Report and the actual outstanding U.S. dollar amounts of our U.S. dollar-denominated obligations. For example, our actual total debt outstanding at December 31, 2002 was U.S.$427.6 million. In preparing the Consolidated Financial Statements, we multiplied this dollar amount by Ps.10.439 (the Banco de México exchange rate at December 31, 2002) to arrive at Ps.4,464.1 million of total debt. For purposes of this Annual Report, we have converted this peso amount to U.S. dollars for the convenience of the reader by dividing it by Ps.10.425 (the noon buying rate reported by the Federal Reserve Bank of New York at December 31, 2002) to arrive at U.S.$428.2 million of total debt.

As a result of the combined effect of the restatement of the financial data in constant pesos with purchasing power as of December 31, 2002 and the translation of peso amounts into U.S. dollars, the amounts shown for certain balance sheet items are not equal to the actual amounts outstanding.

(3)	For 1999, the extraordinary item represents the utilization of tax loss carryforwards available to us which, under Mexican GAAP, is required to be classified as an extraordinary item. Under U.S. GAAP, the utilization of tax loss carryforwards is recorded as a component of tax expense.

(4)	In December 1998, we discontinued the operations of our subsidiary Cellular Solutions de México, S.A. de C.V., which sold cellular handset accessories. This subsidiary transferred all of its existing inventories as of December 31, 1998 to another one of our subsidiaries and terminated all of its employees during January and February 1999. See Note 18 to the Consolidated Financial Statements. Under U.S. GAAP, the closing of this subsidiary does not constitute a discontinued operation under Accounting Principles Board Opinion (“APB Opinion”) No. 30. Accordingly, the gain (loss) from discontinued operations is recorded as operating income (expense).

(5)	See Note 22 to the Consolidated Financial Statements.

(6)	We have never paid dividends, nor do we contemplate paying dividends in the foreseeable future. Accordingly, we have not included in these tables a line item for dividends declared per share.

(7)	EBITDA as used in this Annual Report is operating profit (loss) plus the sum of depreciation and amortization and is presented because we believe that EBITDA provides useful information regarding our debt service ability. EBITDA should not be considered in isolation or as a substitute for our consolidated income statements or the consolidated statements of changes in financial position prepared in accordance with Mexican GAAP or as a measure of profitability or liquidity. EBITDA as presented in this Annual Report differs from EBITDA as defined in the instruments governing Iusacell Celular’s 10% senior notes due 2004 and Iusacell Celular’s senior refinancing secured loan (as defined herein). In particular, EBITDA in this Annual Report has not been reduced to reflect the additional expenses that Iusacell Celular would have incurred had it expensed the cost of cellular telephones it gives to its postpaid customers rather than amortized such cost over 12 months, in accordance with its current practice under Mexican GAAP. EBITDA is not (i) a measure determined under U.S. GAAP, (ii) an alternative to U.S. GAAP operating income (loss) or net income (loss), or (iii) a measure of liquidity or cash flows as determined under U.S. GAAP. EBITDA does not represent discretionary funds. EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies.

Our reconciliation of EBITDA to consolidated net profit (loss) under Mexican GAAP as of December 31, 2002, 2001 and 2000, is as follows:

	Years ended December 31,

	2002		2001		2000

EBITDA	Ps.	1,852,287	Ps.	2,665,498	Ps.	2,105,591
Depreciation and amortization		(2,121,610)		(2,715,103)		(2,516,675)
Integral financing cost		(671,171)		(132,205)		(163,806)
Equity participation in net (loss) gain of associated companies and net (loss) gain on sale of equity investments		(9,741)		6,889		2,619
Assets tax and income tax		(120,470)		(154,749)		(165,246)
Minority interest		9,761		21,874		17,399
Profit from discontinued operations		—		—		9,370
Cumulative effect of the adoption of the new accounting pronouncements		—		(6,847)		—

Net loss for the year	Ps.	(1,060,944)	Ps.	(314,643)	Ps.	(710,748)

(8)	EBITDA margin is calculated by dividing EBITDA by the total revenues for the respective period.

(9)	Capital expenditures include fixed asset purchases, capitalized labor costs, the capitalization of interest costs related to long-term debt incurred in connection with the acquisition of property, plant and equipment, trade-in credits received from Lucent Technologies for exchanging our previous analog network for a digital and analog network supplied by

Lucent Technologies and, in some cases, the net value of long distance fiber acquired in swaps for long distance fiber of Iusatel, S.A. de C.V., a subsidiary of Iusacell Celular. In 1999 and 2000, pursuant to a waiver from its bank lenders, and beginning in 2001, pursuant to the terms of its senior refinancing secured loan, Iusacell Celular excluded capitalized interest cost from capital expenditures in determining its compliance with capital expenditure limitations set forth in its debt covenants. Pursuant to waivers from its lenders, Iusacell Celular excluded Lucent trade-in credits from capital expenditures in determining its compliance with the capital expenditures limitations set forth in its debt covenants. See Item 5, “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures.”

(10)	The ratio of earnings to fixed charges covers continuing operations. For this purpose, earnings are calculated as income or loss before taxes plus (i) integral financing cost, including amortization of capitalized interest, (ii) the interest portion of annual rent expense and (iii) losses from less than 50%-owned affiliates. Fixed charges include the expensed and capitalized portions of integral financing cost. Earnings were insufficient to cover fixed charges in 1998, 2000, 2001 and 2002. The fixed charge coverage deficiency for the years ended December 31, 1998, 2000, 2001 and 2002 amounted to Ps.2,736.0 million (U.S.$262.4 million), Ps.490.3 million (U.S.$47.0 million), Ps.81.7 million (U.S.$7.8 million) and Ps.1,408.0 million (U.S.$135.1 million), respectively.

(11)	Under Mexican GAAP, the cash flow data represents changes in financial position and has been adjusted for inflation and includes certain non-cash items, such as monetary gains and losses and foreign exchange gains and losses and, as a result, is not comparable to U.S. GAAP cash flow data. Under U.S. GAAP, the effect of inflation adjustments has been included in the separate line item “Gain on net monetary position and foreign exchange losses” in Note 22 to the Consolidated Financial Statements.

(12)	Covered POPs is the aggregate number of POPs in the geographic regions in which we have concessions for wireless services and whom we therefore have the potential to serve. POPs means points of presence, or population, for a given area based on census data published by Mexico’s National Institute of Statistics, Geography and Information Processing (Instituto Nacional de Estadística, Geografía e Informática).

(13)	Unless otherwise indicated, subscribers refers to the total number of cellular customers included in our subscriber base in the geographic regions we cover at the end of the respective periods. A prepaid customer is included as a subscriber if, at the end of the period, such customer’s telephone number has not yet been deactivated. See Item 4, “Information on the Company — Business Overview — Cellular Services — Prepaid Customers.”

(14)	Average subscribers represents the rolling monthly average number of subscribers for the respective periods.

(15)	Average monthly postpaid churn for a given period is calculated by dividing the sum of all postpaid subscribers disconnected during such period by the sum of the beginning-of-month postpaid subscribers for each of the months in such period, expressed as a percentage. See Item 4, “Information on the Company — Business Overview — Cellular Services — Postpaid Customers” and Item 5, “Operating and Financial Review and Prospects — Results of Operations.”

(16)	Penetration represents the end-of-period subscribers divided by the end-of-period population in the geographic regions we cover, expressed as a percentage.

(17)	Effective January 1, 2000, we changed the methodology by which we determine average monthly minutes of use (MOUs). Under the current methodology, average monthly MOUs per subscriber for a given period are calculated by dividing total MOUs (which includes minutes of use from incoming calls to postpaid customers, which had previously been excluded) for the period by the sum of the monthly average number of subscribers for each of the months in such period. Average monthly MOUs for 1999, which were 77 under the methodology used in 1998 and 1999, have been restated under the current methodology. See Item 5, “Operating and Financial Review and Prospects — Results of Operations.” When reporting average monthly MOUs per subscriber, we include “incoming calls only” prepaid subscribers and the MOUs they generate.

(18)	Effective January 1, 2000, we changed the methodology by which we determine nominal average monthly mobile wireless revenue per subscriber (ARPU). Under the current methodology, ARPU for a given period is calculated by dividing the sum of the nominal monthly revenues and other cellular revenues (excluding revenues generated from the sale of handsets and accessories to postpaid customers) for each of the months in the period by the sum of the monthly average mobile wireless subscribers for each of the months in such period. ARPU for 1999, which was Ps.346.0 under the methodology effective in 1998, has been restated under the current methodology. See Item 5, “Operating and Financial Review and Prospects — Results of Operations.” When reporting ARPU, we include “incoming calls only” prepaid subscribers and the revenue they generate.

(19)	Through December 31, 1999, nominal cost to acquire a new subscriber represented sales, marketing and advertising costs associated with postpaid plans, plus the costs of cellular phones we gave to postpaid customers, for the respective period (in nominal pesos) divided by the gross postpaid customer additions for such period. Effective January 1, 2000, we changed the methodology by which we determine nominal cost to acquire a new subscriber and more accurately reflect postpaid customer acquisition costs. The new methodology includes only handset subsidies and sales commissions and excludes allocations of advertising and overhead costs. Nominal cost to acquire a new subscriber for 1999, which was Ps.3,527.0 under the old methodology, has been restated under the new methodology. Nominal cost to acquire a new subscriber for 1998 has not been restated under the new methodology.

     Exchange Rates

     Unless otherwise specified, this Annual Report contains translations of peso amounts into U.S. dollars solely for the convenience of the reader based on the exchange rate reported by the Federal Reserve Bank of New York as its noon buying rate for pesos, which we refer to as the Noon Buying Rate. At December 31, 2002, the Noon Buying Rate was Ps.10.425 per U.S.$1.00. These currency conversions should not be construed as representations that the peso amounts actually represent such dollar amounts. Additionally, these conversions should not be construed as representations that these peso amounts have been, could have been or could be converted into U.S. dollars at those or any other rates of exchange.

     The following table sets forth the high, low and average Noon Buying Rates expressed in nominal pesos per U.S. dollar for each of the years ended December 31, 1998, 1999, 2000, 2001 and 2002. The Noon Buying Rate on June 26, 2003 was Ps. 10.458 per U.S.$1.00.

	Noon Buying Rate(1)

Year ended December 31,	High	Low	Average(2)

1998	10.630	8.040	9.245
1999	10.600	9.240	9.562
2000	10.087	9.183	9.459
2001	9.972	8.946	9.337
2002	10.425	9.000	9.664

(1)	Source: Federal Reserve Bank of New York
(2)	Average of month-end rates for annual data.

     The following table sets forth the high and low Noon Buying Rates expressed in nominal pesos per U.S. dollar for each of the previous six months.

Noon Buying Rate(1)

Month end	High	Low

December 31, 2002	10.425	10.103
January 31, 2003	10.978	10.321
February 28, 2003	11.064	10.774
March 31, 2003	11.235	10.661
April 30, 2003	10.770	10.308
May 31, 2003	10.424	10.113

(1)	Source: Federal Reserve Bank of New York.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

Risk Factors Relating to Iusacell Celular

We did not receive an extension of the temporary amendment and waiver to our senior refinancing secured loan and, as a result, the lenders under that loan have the right to accelerate our repayment obligations.

     During the first half of 2003, we exceeded the permitted leverage ratio under our U.S.$266.0 million Amended and Restated Senior Secured Credit Loan Agreement, which we refer to as the senior refinancing secured loan, of 2.50. On April 28, 2003 we and the lenders entered into a temporary amendment and waiver to the senior refinancing secured loan, which we refer to as the second amendment and waiver, to increase the permitted leverage ratio under the senior refinancing secured loan from 2.50 to 2.70. On May 22, 2003, the second amendment and waiver was extended until June 13, 2003. On June 12, 2003, the second amendment and waiver was further extended until June 26, 2003.

     The second amendment and waiver has not since been extended and, as a result, we are in default of a financial ratio covenant under the senior refinancing secured loan, which constitutes an event of default under that loan as if the second amendment and waiver had never been executed. As a result, the lenders under the senior refinancing secured loan have the right to declare the indebtedness under that loan immediately due and payable. If the lenders thereunder accelerate the loan, defaults would occur under the Iusacell Celular indenture governing the 10% senior notes due 2004 issued by us, which would permit the holders of the Iusacell Celular senior notes to accelerate Iusacell Celular’s repayment obligations thereunder. If the lenders under the senior refinancing secured loan choose to accelerate the maturity of their debt, we would not have the cash resources to pay such amounts. See Item 5, “Operating Financial Review and Prospects — Liquidity and Capital Resources — Long-Term Indebtedness — Loan Covenant Waivers and Modifications.”

We are unable to service our indebtedness and, as a result, we also face a substantial risk of Mexican reorganization-related proceedings and the suspension or termination of all or a portion of our business under our concessions.

     As an event of default under the senior refinancing secured loan currently exists, the lenders under that loan have the option of taking legal action against us, including instituting a reorganization proceeding in Mexico. Further, we may choose to institute a voluntary reorganization proceeding under Mexican law. If any such proceedings were to be instituted, we could not predict their duration. We are not aware of any regulated company of our size that has successfully completed a restructuring under the new Mexican reorganization law since it was passed in May 2000. A reorganization proceeding is likely to result in significant changes to our existing obligations which could include the cancellation or rescheduling of all or part of those obligations, including the Iusacell Celular senior notes. During the pendency of any such proceeding, our ability to operate or manage our business, to retain employees, to maintain existing or create new client relationships, to continue to collect payments for our services or to obtain any type of funding or financing would likely be materially adversely affected. Moreover, in the event of our bankruptcy, our operating concessions which are critical to our business, may be subject to termination. There can be no assurance that the holders of the Iusacell Celular senior notes would receive any meaningful recovery from a bankruptcy proceeding.

Our parent company, Iusacell, is in default of its obligations under its 141/4% senior notes due 2006 and, after the expiration of the grace period, the holders of those notes will have the right to accelerate Iusacell’s repayment obligations, which will cause an event of default under our senior refinancing secured loan.

     Our parent company, Iusacell, did not generate sufficient cash flows from operations to make the June 1, 2003 U.S.$25.0 million interest payment on its 141/4% senior notes due 2006, which we refer to as the Iusacell senior notes. As a result, Iusacell did not make that payment. Iusacell has a 30-day grace period to make the payment before an event of default will occur. Since Iusacell does not anticipate making the June 1, 2003 interest payment within the grace period, an event of default under the indenture governing the Iusacell senior notes, which we refer to as the Iusacell indenture, will occur and the holders of the Iusacell senior notes will have the right to declare Iusacell’s indebtedness under the Iusacell senior notes immediately due and payable. The right of such holders to accelerate Iusacell’s repayment obligations under the Iusacell senior notes will cause an event of default under the terms of our senior refinancing secured loan and the lenders would have the right to declare the indebtedness due thereunder immediately due and payable. If the lenders under the senior refinancing secured loan decide to accelerate the indebtedness, this will result in an event of default under the Iusacell Celular indenture governing the 10% senior notes due 2004 issued by us, which will permit the holders of such notes to accelerate our repayment obligations under the Iusacell Celular senior notes. Also, should the foregoing defaults occur, the cross-default provisions contained in our various other credit agreements may also be triggered.

     In the event that the lenders under the senior refinancing secured loan choose to accelerate the maturity of their debt, we would not have the cash resources to repay such amounts. Due to the depressed state of the value of telecommunication assets, it is unlikely that the value of the assets held by us will be sufficient to satisfy the claims of our creditors, including the holders of the Iusacell Celular senior notes, which could lead us to bankruptcy or reorganization.

There is substantial doubt as to our ability to continue as a going concern.

     In its Report of Independent Accountants dated February 28, 2003 (except for Note 24 for which the date is June 27, 2003), PricewaterhouseCoopers, S.C. stated that our event of default under the senior refinancing secured loan and other possible events of default raise substantial doubt as to our ability to continue as a going concern. We believe that if we are unable to successfully negotiate with our creditors to preclude acceleration, we will be unable to service our debt and operate as a viable company.

Mexican reorganization laws may not be as favorable to the holders of the Iusacell Celular senior notes as U.S. insolvency and bankruptcy laws.

     The current Mexican reorganization law is based on the largely untested Ley de Concursos Mercantiles enacted in May 2000 (Law of Commercial Reorganizations), which we refer to as the LCR, which provides for two different and separate proceedings: conciliation and bankruptcy. The conciliation phase lasts up to 185 days, absent protracted litigation. This initial term is subject to extension for two 90-day periods. The objective of the conciliation phase is to reach an agreement between the debtor and its creditors to restructure the indebtedness of the debtor. The bankruptcy phase does not have a specific term within which it must be concluded. It is expected that both proceedings are likely to require significantly more time and be significantly more unpredictable than a reorganization or bankruptcy proceeding under U.S. laws. If we were to be declared subject to reorganization under the LCR, the holders of Iusacell Celular senior notes would have to file a claim in Spanish against the estate of Iusacell in Federal District Court in Mexico City, Mexico. Upon the court’s recognition of a holder of a Iusacell Celular senior note, as one of our creditors, that holder’s claim would be unsecured and would rank equally with all other unsecured claims filed against our estate.

We may be unable to fund our capital expenditure programs, or pursue business opportunities because we are highly leveraged, have insufficient cash flow and have limited or no access to additional capital.

     Historically, our cash generated from operating activities has not been sufficient to meet our debt service, working capital and capital expenditure requirements. We have relied on the capital markets for new debt financing, vendor financing, borrowings and equity contributions from Iusacell and its principal shareholders to meet such funding needs.

     As of December 31, 2002, our total consolidated indebtedness was Ps.4,464.1 million (U.S.$428.2 million), or approximately 36.4% of our total capitalization.

     For the years ended December 31, 2001 and December 31, 2002, our earnings were insufficient to cover our fixed charges by Ps.81.7 million (U.S.$7.8 million) and Ps.1,408.0 million (U.S.$135.1 million), respectively.

     In order to implement our operating strategy through 2004, we will have to incur significant capital expenditures. Subject to the outcome of our debt restructuring efforts, we have preliminarily budgeted a total of approximately U.S.$382.0 million for capital expenditures for 2003, 2004 and 2005, not including capitalized interest. We have preliminarily budgeted approximately U.S.$85.0 million for capital expenditures for 2003, including up to U.S.$62.0 million to expand and develop our cellular network.

     We will need additional external funding in 2003 in order to make additional investments in the central regions and expand the advance data network capabilities into other key cities. As we make additional investments in our cellular network and pursue long distance and data opportunities, we will also need additional external funding in 2004 and beyond. Furthermore, the investments required to keep pace with technological change, such as extended coverage on the third-generation wireless telecommunication equipment, will require additional capital resources. We cannot assure you that we will be able to obtain such additional funds, including funds from the capital markets or bank or vendor financing, on acceptable terms or at all.

     Our declining revenues throughout 2002, the degree to which we are leveraged and our inability to obtain additional capital may adversely affect our ability to finance future operations, to finance necessary capital expenditures, to compete effectively against better capitalized competitors and to withstand downturns in our business or the Mexican economy generally. Our high level of indebtedness could limit our ability to pursue business opportunities that may be in our interest and in the interest of holders of our securities.

Depreciation or devaluation of the peso relative to the U.S. dollar may adversely affect our financial condition and results of operations.

     While our sales are almost entirely denominated in pesos, the vast majority of our obligations are denominated in U.S. dollars. As a result, unless we enter into hedging arrangements, we are exposed to the risk of devaluation of the peso relative to the U.S. dollar. The peso appreciated by 4.8% relative to the U.S. dollar during 2001, but depreciated by 13.9% during 2002. In the past, the peso has depreciated substantially against the U.S. dollar and may depreciate significantly in the future.

     Declines in the value of the peso relative to the U.S. dollar could adversely affect our financial condition and results of operations and our ability to meet U.S. dollar-denominated obligations, including those under our debt securities. In addition, any devaluation of the peso may negatively affect the value of the securities of a Mexican company with sales in pesos and debt denominated in U.S. dollars, such as our company.

We face increasing competition which may reduce our operating margins.

     We face significant competition in our core cellular services business in each region in which we operate from Radiomóvil Dipsa, S.A. de C.V., commonly known as Telcel. As a subsidiary of América Móvil, S.A. de C.V., a company spun off from Teléfonos de México, S.A. de C.V., the former state telephone monopoly known as Telmex, Telcel has significantly greater internal financial and operational resources than those available to us, nationwide cellular concessions, a nationwide cellular network and the ability to use Telmex’s installed telecommunications systems. Competition in the Mexican cellular services industry is substantial and we, like Telcel, bear significant promotional expenses, including the cost of providing cellular telephones to postpaid subscribers free of charge or at substantial discounts. In addition, competition from Telcel has not always allowed us to implement price increases to keep pace with inflation and has occasionally caused us to implement price rollbacks and reductions. We also face competition from Telefónica Móviles Mexico, S.A. de C.V., which we refer to as Telefónica, a subsidiary of

Telefónica Móviles, S.A., a Spanish telecommunications service provider, that in 2002 concluded the acquisition of Pegaso Comunicaciones y Sistemas, S.A. de C.V., which we refer to as Pegaso, and from Servicios Profesionales de Comunicación, S.A. de C.V., which we refer to as Unefón, an affiliate of TV Azteca, S.A. de C.V. and Elektra, S.A. de C.V. Both these service providers own concessions in all nine wireless service regions in Mexico and have begun to provide service in Mexico’s principal cities.

     We also face increasing competition in certain cities from Nextel de México, S.A. de C.V., a provider of enhanced specialized mobile radio services and satellite telephony.

     In addition, we face increasing competition in providing long distance, wireless local telephony and data transmission services. Competition may lead to increases in advertising and promotional spending, along with increased demands on access to distribution channels. These factors may lead to smaller operating margins, greater choices for customers and increasing movement of customers between competitors, which may make it difficult for us to retain customers or add new customers.

     The Mexican government may grant additional concessions to other companies to provide services similar to or the same as those that we provide. In addition to Telcel and Telefónica, other competitors may also have greater financial, corporate and other resources, which may limit our ability to compete effectively.

The technology we use may be made obsolete by advancements in technology.

     All companies in the global telecommunications industry must adapt to rapid and significant changes in technology. The technology that we have selected in our cellular services business may become obsolete by market demand for new or improved digital technologies supporting wireless service or other services in the near future. Technological changes may adversely affect our competitive position, require substantial new capital expenditures and/or require write-downs of obsolete technology.

A significant portion of our accounts receivable is represented by a small number of distributors.

     Our three largest distributors accounted for 52% and 44% of our net trade accounts receivable as of December 31, 2002 and 2001, respectively. We have established certain measures to reduce the risk associated with this concentration, such as certain guarantees and liens. As a result, the absolute number of accounts to which these receivables are attributable has decreased. Although we believe that this distributor concentration will be reduced over time, our results of operations could be negatively affected, at least in the short-term, if any payment defaults occur with respect to these distributors.

Risk Factors Relating to Our Parent Company’s Shareholders

Verizon and Vodafone, Iusacell’s principal shareholders, announced that they have agreed to sell all of their interest in Iusacell and, as a result, Verizon will lose management control over our operations and Vodafone will no longer provide us with other support services.

     Since Verizon (formerly known as Bell Atlantic) assumed management control of Iusacell’s Board of Directors and management, Verizon consultants and Verizon personnel provided on a secondment basis to Iusacell have been integrally involved in managing our day-to-day operations and defining and implementing our long-term strategy. Verizon currently has the right and power to elect a majority of the members of Iusacell’s Board of Directors and, with certain exceptions, to unilaterally determine our policies and strategy.

     Vodafone, Iusacell’s other principal shareholder, provides us with management, marketing, legal and other consulting services.

     On June 13, 2003, Movil Access, S.A. de C.V. (Movil Access), a Mexican telecommunications service provider and a subsidiary of Biper, S.A. de C.V., which is a part of Grupo Salinas, announced that it would commence a public tender offer in Mexico and the United States to buy all of Iusacell’s outstanding capital stock. Verizon and

Vodafone have announced that they have agreed to tender all of their Iusacell shares to Movil Access. See Item 4, “Information on the Company — History and Development of the Company.”

     If the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) approves the tender offer and Verizon tenders all of its Iusacell shares, Verizon will lose its ability to manage us. Verizon will then no longer be in a position to determine our policies and strategies, provide personnel to us on a secondment or consulting basis, manage our operations or provide the technical support, as well as operating synergies that we have historically relied on. We cannot predict the strategy that we will implement following any such management change. In addition, if Vodafone tenders all of its Iusacell shares, Vodafone will no longer provide us with management and other services.

The sale of Verizon’s interest and Vodafone’s interest in Iusacell will constitute a change of control under the Iusacell Celular indenture and, as a result, each holder of the Iusacell Celular senior notes may require Iusacell Celular to repurchase all or any part of that holders’ Iusacell Celular senior notes and we may be in default of our obligations under our senior refinancing secured loan.

     The sale of Iusacell’s shares by Verizon and Vodafone will constitute a change of control under the Iusacell Celular indenture governing the Iusacell Celular senior notes. As a result, each holder of the Iusacell Celular senior notes may require Iusacell Celular to repurchase, in whole or in part, that holder’s Iusacell Celular senior notes. We cannot assure you that we will have sufficient funds or the ability to obtain sufficient funds on a timely basis to pay for any or all of the debt that we may have to repurchase as a result of this change of control.

     In addition, under our senior refinancing secured loan, the sale of Iusacell’s shares by Verizon and Vodafone will constitute a change of control, which would constitute a default and, unless the default is waived, the lenders under that loan would have the right to declare all amounts outstanding under that loan immediately due and payable. If the lenders accelerate amounts due under that loan, we cannot assure you that we will have sufficient funds or the ability to obtain sufficient funds on a timely basis to pay for those amounts due.

Risk Factors Relating to Doing Business in Mexico

The Mexican government may impose additional conditions on our concessions or may take them away.

     We provide our services pursuant to concessions granted by the Mexican government. Our activities are subject to significant government regulation and supervision. The concessions may be subject to additional conditions or may not be renewed when they expire. The conditions for renewal, however, are not fully defined. The Mexican government also reserves the right to revoke, temporarily seize or expropriate concessions or assets related to a concession for reasons, among others, of public interest, such as war, national disaster or significant public disturbances. Moreover, the Mexican government may grant additional concessions to potential competitors to provide services similar to those that we provide. Any of these developments or other government action could reduce the value of our concessions and adversely affect our financial condition and results of operations.

Our financial statements may not give you the same information as financial statements prepared under U.S. generally accepted accounting principles.

     We prepare our financial statements in accordance with Mexican GAAP. Mexican GAAP differs in certain significant respects from U.S. GAAP, including, but not limited to, the treatment of minority interest, purchase accounting, deferred income taxes, capitalization of pre-operating costs, accounting for derivative financial instruments, gains from the exchange of non-monetary assets, the provisioning for the consolidation of facilities and sale-leaseback transactions. In particular, all such Mexican companies must incorporate the effects of inflation directly in their accounting records and in published financial statements. The effects of inflation accounting under Mexican GAAP are not eliminated in the reconciliation to U.S. GAAP, as these inflation-adjusted figures are considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. For this and other reasons, the presentation of Mexican financial statements and reported earnings may differ from that of companies in other countries. See Note 22 to our Consolidated Financial Statements.

The general political and economic conditions in Mexico may adversely affect our business, financial condition and results of operations.

     We are a Mexican company, and most of our operations are in Mexico. As a result, our business, financial condition and results of operations may be significantly affected by the general condition of the Mexican economy, by devaluation of the peso, by inflation and high interest rates in Mexico, or by political or economic developments in Mexico. The Mexican economy contracted at a rate of 0.3% in 2001 and grew at an annual rate of only 0.9% in 2002.

     The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and on us in particular, and on market conditions, prices and returns on Mexican securities, including our securities.

     In the past, Mexico has experienced economic crises, caused by internal and external factors, characterized by exchange rate instability, high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector, disparity of wealth and high unemployment. These economic conditions substantially reduced the purchasing power of the Mexican population and, as a result, the demand for telephony services.

     Crises such as these could adversely affect our financial condition and results of operations.

If the Mexican government imposes exchange controls, we may not be able to purchase imported goods or make dividend, principal and interest payments in U.S. dollars.

     In the past, the Mexican economy has experienced balance of payment deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert pesos to foreign currencies generally, and U.S. dollars in particular, it has done so in the past and could do so again in the future. We cannot assure you that the Mexican government will not institute a restrictive exchange control policy in the future. Any such restrictive exchange control policy could prevent or restrict access to U.S. dollars or other foreign currencies to purchase imported goods and to meet our U.S. dollar obligations, such as the payment of dividends or principal and interest under our debt obligations.

Payment of judgments entered against us will be in pesos, which may expose holders of our debt securities to exchange rate risks.

     If a proceeding to enforce our obligations under our debt is brought in Mexico, Mexican law permits us to pay a resulting judgment in pesos. Under the Mexican Monetary Law, an obligation payable in Mexico in a currency other than pesos may be satisfied in pesos at the exchange rate in effect on the date when payment is made.

     If a Mexican court declares us to be in concurso mercantil, our obligations under our debt:

•	would be converted into pesos at the exchange rate prevailing at the time of the court’s declaration of concurso mercantil and then to Unidades de Inversión, which are denominated in pesos and adjusted periodically for inflation by the Bank of Mexico, and payment would occur at the time claims of the court-recognized creditors are satisfied subject to the priority established by law; and

•	would not be otherwise adjusted to take into account devaluation of the peso against the U.S. dollar occurring after the court’s declaration.

The additional 10% tax on telecommunications services approved by the Mexican Congress may adversely affect the ability of wireless companies, including Iusacell Celular, to attract new customers.

     On January 1, 2002, the Mexican Congress approved a surcharge that assesses an additional 10% federal excise tax on certain wireless telecommunications services. The tax resulted in a 10% increase in the monthly bills of postpaid mobile wireless customers and in the cost of prepaid cards in denominations of Ps.200.0 (U.S.$19.18) or more for the year 2002. In February 2002, we filed an injunctive action (amparo) challenging the Mexican government’s implementation of the tax. In October 2002, we received a preliminary ruling in its favor by a Federal Judge, and the Mexican government subsequently filed an appeal. In June 2003, Mexico’s Supreme Court rejected the appeal and affirmed the ruling in favor of us.

     In 2003, the Mexican government implemented a modified version of the additional 10% excise tax on certain wireless telecommunications services, which was approved by the Mexican Congress. In March 2003, we filed an injunctive action challenging this implementation. Until this injunctive action is resolved, we will continue to pay the full modified additional 10% excise tax to the Finance Ministry. In the prepaid segment, the modified version of the additional 10% excise tax is being applied to every prepaid plan with an airtime per-minute rate of more than Ps.3.50 (U.S.$0.34), which differs from the 2002 initiative that taxed prepaid cards with a face value equal to or in excess of Ps.200.0 (U.S.$19.18).

High inflation rates in Mexico may decrease demand for our services while increasing our costs.

     In recent years, Mexico has experienced high levels of inflation. The annual rate of inflation, as measured by the Mexican National Consumer Price Index, was 9.0%, 4.4% and 5.7% in 2000, 2001, 2002, respectively, and was 1.3% for the three-month period ended March 31, 2003. High inflation rates can adversely affect our business and results of operations in the following ways:

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

     Iusacell Celular’s commercial name is “Grupo Iusacell,” but our operating subsidiaries market their products under the single Iusacell™ brand name. Iusacell Celular currently operates primarily in Mexico under Mexican legislation, including, among others, the 1995 Telecommunications Law (Ley Federal de Telecomunicaciones), the 1993 Foreign Investment Law (Ley de Inversión Extranjera) and the Mexican Companies Law (Ley General de Sociedades Mercantiles), although the sale of our securities in the United States also makes us subject to certain securities laws of the United States. See “— Business Overview — Government Regulation” for a discussion of certain of the regulations to which we are subject.

     Iusacell Celular was formed in 1992 to hold the principal telecommunications interests of the Peralta Group, which was primarily comprised of securities and entities controlled by Mr. Carlos Peralta. Iusacell Celular’s subsidiaries are primarily engaged in the wireless telecommunications business and hold concessions to operate cellular telephone systems in five contiguous market regions in central and southern Mexico. Mexico is divided into nine geographic regions for the provision of mobile wireless service. Iusacell Celular, through one of its subsidiaries, was granted an authorization to provide cellular service in Region 9 (which includes Mexico City) in 1989 and, in a series of transactions from 1990 to 2002, purchased the companies holding concessions to provide cellular service in Region 5 (which includes the city of Guadalajara), Region 6 (which includes the city of León), Region 7 (which includes the city of Puebla) and Region 8 (which includes the cities of Cancún and Mérida). In October 1995, an Iusacell Celular subsidiary received a concession to provide long distance service and began providing such service in August 1996.

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

     In December 1997, Iusacell Celular entered into an agreement with subsidiaries of Lucent Technologies, Inc. pursuant to which Iusacell Celular agreed (i) to replace its existing analog wireless cellular network with a new Lucent Technologies digital and analog network for a minimum consideration of U.S.$188.0 million which was completed in August 1999 and (ii) to continue acquiring network equipment and services under the agreement in order to improve its digital and analog network. Through December 31, 2002, Iusacell Celular has purchased approximately U.S.$433.1 million of network equipment and services under this agreement.

     Iusacell was formed on August 6, 1998 for the purpose of acquiring and holding the shares of Iusacell Celular. On July 6, 1999, Iusacell launched an offer to exchange two classes of Iusacell voting ordinary shares for the four classes of Iusacell Celular ordinary shares then outstanding on a one-for-one basis. Iusacell completed this offer on August 10, 1999 and, as a result, Iusacell acquired 99.5% of the outstanding Iusacell Celular shares. On January 31, 2000, Iusacell launched a second exchange offer for the purpose of exchanging American depositary shares representing Iusacell’s series V shares for the balance of American depositary shares representing Iusacell Celular’s series D and series L shares on a one-for-one basis. Iusacell completed this offer on February 29, 2000 and, as a result, Iusacell held 99.9% of the outstanding Iusacell Celular shares. In May 2001, Iusacell Celular effected a reverse stock split of 1 new Iusacell Celular share for every 30,000 old Iusacell Celular shares. As a result of this reverse split, Iusacell now holds 100% of the capital stock of Iusacell Celular.

     On December 29, 1999, Iusacell Celular entered into a series of agreements with MATC Celular, S. de R.L. de C.V., the Mexican subsidiary of American Tower Corporation, which we refer to as MATC Celular, with respect to Iusacell Celular’s existing towers and future tower needs. Under these agreements, which were amended in May 2002, MATC Celular, among other things, is required to build towers or find space on existing towers, which Iusacell Celular’s subsidiaries lease. The term of the lease is 10 years with two five-year renewal periods. As of May 30, 2003, Iusacell Celular’s subsidiaries lease from MATC Celular 715 sites, including 320 transfer sites, a number of built-to-suit sites and co-locations.

     On June 30, 2000, Bell Atlantic acquired GTE Corporation, one of the world’s largest telecommunications companies, in a merger of equals, renaming itself as Verizon Communications Inc. The names of the subsidiaries which hold Iusacell capital stock directly remained unchanged. In April 2001, Vodafone acquired the Peralta Group’s 34.5% equity interest in Iusacell for U.S.$973.4 million.

     On October 19, 2001, Iusacell Celular completed the acquisition of a 78.3% ownership interest in Portatel for Ps.595.3 million (U.S.$57.1 million). Iusacell Celular also reached an agreement to acquire the remaining 21.7% ownership in Portatel for Ps.168.9 million (U.S.$16.2 million) and closed the acquisition of this remaining ownership interest on February 8, 2002. Portatel is engaged in the wireless communications business and holds the concession to provide cellular services in Region 8, which covers the states of Yucatan, Campeche, Quintana Roo, Chiapas and Tabasco in southern Mexico. On November 2001, Iusacell completed a rights offering to holders of its outstanding Series A and V shares and Series V American Depositary Shares (ADSs) for the aggregate amount of U.S.$100.0 million. The proceeds were used in part to finance the acquisition of Region 8.

     Over the last three full fiscal years, excluding the effects of inflation accounting, capitalized interest and certain non-cash trade-in credits, we have invested approximately U.S.$460.4 million in capital expenditures, primarily for our cellular communications network, long distance network and billing, customer care and administrative systems.

See Item 5, “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures.”

     During the first quarter of 2003, we invested approximately US$1.0 million in our cellular regions to expand our coverage. In 2003, subject to the outcome of our debt restructuring efforts, we have preliminarily budgeted a total of approximately U.S.$85.0 million for capital expenditures, not including capitalized interest, to increase the coverage and improve the quality of and enhance the features available through our cellular and long distance networks, and to improve our billing and customer care systems. All of this capital equipment will be deployed in Mexico. We hope to finance our capital expenditures in 2003 through funds from our operations, vendor and project financing and the capital markets. See Item 5, “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures.”

     On June 13, 2003, Movil Access, a Mexican telecommunications service provider and a subsidiary of Biper, S.A. de C.V., which is a part of Grupo Salinas, announced that it would commence a public tender offer in Mexico and the United States to buy all of Iusacell’s outstanding capital stock, which includes all of Iusacell’s outstanding series A and series V shares (including all of Iusacell’s outstanding American depositary shares representing series V shares), for U.S.$10.0 million. In Mexico, Movil Access would offer a price of Ps.0.05712180 (or the U.S. dollar equivalent) per series A share and Ps.0.05712180 (or the U.S. dollar equivalent) per series V share. In the United States, Movil Access would offer the U.S. dollar equivalent of Ps.5.712180 per American depositary share representing series V shares. Iusacell’s two principal shareholders, Verizon (which owns a 39.4% interest in Iusacell) and Vodafone (which owns a 34.5% interest in Iusacell), have announced that they have agreed to tender all of their Iusacell shares to Movil Access. The tender offer is subject to approval by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).

     There have not been any public takeover offers by us for the shares of other companies during 2002 and 2003.

     Our principal executive offices are located at Prolongación Paseo de la Reforma 1236, Colonia Santa Fe, Delegación Cuajimalpa, 05348, Mexico, D.F., which is also where we are domiciled. Our telephone number is (5255) 5109-4400. Our agent in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715. Our Internet website address is www.iusacell.com. The information on our website is not incorporated into this Annual Report.

B.     BUSINESS OVERVIEW

     We are a wireless telecommunications services provider in Mexico with nearly 2.1 million mobile wireless customers at December 31, 2002, approximately 83% of which are prepaid customers. We hold and operate concessions in the 800 megahertz (MHz) band to provide cellular wireless services in five contiguous geographic regions comprising all of central and southern Mexico. Our service regions include Mexico City, one of the world’s most populous cities, and the cities of Guadalajara, León, Puebla, Cancún and Mérida, which combined represent approximately 80 million POPs comprising 78% of Mexico’s total population.

     Since February 1997, Iusacell Celular has been (whether directly or indirectly through Iusacell) under the management control of subsidiaries of Bell Atlantic (which is now Verizon). From late 1993 through February 1997, Bell Atlantic participated substantially in the financial and technological operations of Iusacell Celular. Since Bell Atlantic assumed control of our Board of Directors and management through its ownership interest in Iusacell, Bell Atlantic consultants and Bell Atlantic personnel provided on a secondment basis to Iusacell have been integrally involved in managing our day-to-day operations and defining and implementing our long-term strategy. The management team is supported by an experienced group of Mexican executives and other personnel from Verizon and Vodafone. Through December 31, 2002, Verizon has invested approximately U.S.$1.3 billion for its current 39.4% economic and voting interest in Iusacell, which holds a 100% interest in Iusacell Celular.

     Since Bell Atlantic took control of Iusacell Celular’s management, our subscriber base has grown from approximately 245,000 subscribers in February 1997 to 2,044,293 subscribers as of December 31, 2002. Of these subscribers, as of December 31, 2002, 351,782 were postpaid customers who purchase cellular services pursuant to fixed-term contracts, and the remaining 1,692,511 were customers who pay for their cellular services in advance primarily through the purchase of prepaid calling cards. As of December 31, 2002, approximately 69% of these prepaid customers were “incoming calls only” customers who are only able to receive incoming calls and not to make outgoing calls. These customers generate little or no revenue. Our postpaid and prepaid subscribers who can make outgoing calls and receive incoming calls had an average monthly cellular revenue per subscriber (ARPU) during 2002 of Ps.384.0 (approximately U.S.$36.8), with prepaid subscribers in this group having an ARPU of Ps.206.0 (approximately U.S.$19.8) during 2002.

     In May 1998, we launched digital service using Code Division Multiple Access (CDMA) technology, the highest-capacity commercial digital technology available in the 800 MHz frequency band in the Mexico City area. Since August 1999, we have offered digital coverage and services in almost all areas where we provide mobile wireless services. In January 2003, we launched the country’s first CDMA2000 1XRTT voice and high-speed data network in Mexico City. With this advanced network, we increased voice capacity and offered subscribers new data services such as high-speed instant messaging, e-mail and Internet access at speeds of up to 144 kilobits per second (kbps). We offer the corporate sector mobile office capabilities and applications designed to meet the needs of specific mobile users such as field sales and service personnel. In addition to the core mobile wireless services, we also provide a wide range of other telecommunications services, including long distance, paging, wireless local telephony and data transmission services.

     100% of Iusacell Celular’s series A shares and series B shares are owned, directly or indirectly, by Iusacell. Iusacell currently has two principal shareholders, Verizon and Vodafone. Verizon owns a 39.4% equity interest and Vodafone owns a 34.5% equity interest in Iusacell. For more information on Iusacell’s principal shareholders, see Item 7, “Major Shareholders and Related Party Transactions — Major Shareholders.”

     Movil Access recently announced that it would commence a public tender offer in Mexico and the United States to buy all of Iusacell’s outstanding capital stock. Verizon and Vodafone announced that they would tender all of their Iusacell shares to Movil Access. See “— History and Development of the Company.”

Competitive Strengths

     Digital Technology Platform

     In August 1999, upon completion of the deployment of a CDMA digital network in nearly all areas where we provide cellular service, we became the first company in Mexico to make digital voice service broadly available to all of our customers. In January 2003, we launched the first CDMA2000 1XRTT network in Mexico City, providing advanced high-speed data transmission services and wireless Internet primarily to corporate customers.

     For the fourth consecutive year, in 2002, the Mexican telecommunications regulator, the Comisión Federal de Telecomunicaciones (Mexican Federal Telecommunications Commission or COFETEL), performed technical audits in the country’s largest cities in order to determine whether wireless carriers are offering acceptable network quality. In these audits, we significantly surpassed COFETEL minimum standards for dropped calls, ineffective attempts and set-up time to place a call by 5%, 4% and 12 seconds, respectively, in the 17 audited cities in our core cellular regions, including Mexico City.

     Brand Name

     All of the services that we offer use the Iusacell(™) brand name to increase consumer awareness and customer loyalty. We believe that the high “share of voice” and “top of mind” awareness maintained by the Iusacell brand name has allowed us to make more cost-efficient marketing investments compared with those of our competitors.

     The Iusacell(™) brand name is recognized beyond the regions where we currently provide service. We believe that this recognition has facilitated our entry into Region 8 in southern Mexico and will facilitate our entry into other markets if and when we are able to do so.

The Telecommunications Industry in Mexico

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

Region Number	Geographical Coverage	Major Cities in the Region

1	The states of Baja California and Baja California Sur and the municipality of San Luis Rio Colorado in northwestern Sonora state.	Tijuana, Mexicali, Ensenada, Tecate and La Paz.
2	The states of Sonora and Sinaloa (except for the municipality of San Luis Rio Colorado in northwestern Sonora).	Hermosillo, Ciudad Obregón, Culiacán and Mazatlán.
3	The states of Chihuahua and Durango and the municipalities of Torreón, Francisco I. Madero, Matamoros, San Pedro and Viesca in the state of Coahuila.	Ciudad Juárez, Chihuahua, Durango, Gómez Palacio and Torreón.
4	The states of Tamaulipas, Nuevo León and Coahuila (except for the municipalities of Torreón, Francisco I. Madero, Matamoros, San Pedro and Viesca).	Monterrey, Saltillo, Tampico, Ciudad Victoria, Nuevo Laredo, Reynosa and Matamoros.
5	The states of Colima, Jalisco (except for 12 municipalities in northeastern Jalisco), Michoacan and Nayarit.	Guadalajara (Mexico’s second largest city), Morelia, Tepic, Colima and Manzanillo.
6	The states of Aguascalientes, Guanajuato, Querétaro, León, Querétaro, San Luis Potosí and Zacatecas and 12 municipalities in northeastern Jalisco.	Aguascalientes, San Luis Potosí and Zacatecas.
7	The states of Guerrero, Oaxaca, Puebla, Tlaxcala and Veracruz	Puebla, Acapulco, Veracruz and Oaxaca.
8	The states of Yucatán, Quintana Roo, Campeche, Chiapas and Tabasco.	Mérida, Cancún, Villahermosa, Campeche, Tuxtla Gutiérrez and San Cristobal de las Casas.
9	The states of Mexico, Hidalgo and Morelos and the Federal District.	Mexico City, Toluca, Cuernavaca and Pachuca.

     In December 1990, the Mexican government initiated the privatization of Telmex, which was then the sole provider of landline local and long distance service and competing in Cellular B-band cellular services, when it sold 20.4% of the equity and 50.1% of the voting power in Telmex to a private consortium for U.S.$1.76 billion. The winning consortium consisted of Grupo Carso, S.A. de C.V., a Mexican conglomerate which owns or otherwise controls a majority of the consortium’s voting interest, SBC Communications Inc. and France Telecom S.A. Subsequent to the original privatization, the Mexican government further reduced its holdings in Telmex through additional transactions and completed the sale process in June 1994. In 2001, Telcel and other wireless international subsidiaries of Telmex were spun-off from Telmex to form a new company named América Móvil, S.A. de C.V., which is known as América Móvil.

     Telcel holds the Cellular B-band in each of the nine cellular regions and is Mexico’s largest mobile wireless operator. Our subsidiaries hold the Cellular A-band concession in Regions 5, 6, 7, 8 and 9. Telefónica is a controlling shareholder in Baja Celular Mexicana, S.A. de C.V., Movitel del Noreste, S.A. de C.V., Telefonia Celular de Norte, S.A. de C.V., and Celular de Telefonia, S.A. de C.V., which cumulatively hold the Cellular A-band concession in Regions 1, 2, 3 and 4.

     Underserved Telecommunications Market

     Despite the significant increase in wireline and wireless penetration in Mexico over the last four years, we believe that there remains a substantial unmet demand for telephone services in Mexico. According to the International Telecommunication Union, an agency of the United Nations, as of December 31, 2002, there were approximately 14.6 wireline telephone lines per 100 inhabitants in Mexico, which is lower than the teledensity rates of some other Latin American countries and substantially lower than those of developed countries such as the United States. Due to the relatively low wireline penetration in developing countries such as Mexico, increases in the level of wireless penetration in these countries may be partly attributable to users who purchase wireless services as a principal means of telecommunications.

     The following table presents, for selected countries, including Latin American countries and the United States, the number of subscribers of wireless telephone services per 100 inhabitants as of December 31, 2001 and December 31, 2002:

Selected Wireless Telephony Penetration

	Wireless subscribers
	per 100 inhabitants (1)

Country	2001	2002

Spain	73.4	82.3
Portugal	77.4	81.9
United States	45.1	48.8
Chile	34.2	42.8
Venezuela	26.4	25.6
Mexico	21.7	25.6
Brazil	16.7	20.1
Argentina	19.3	17.8
Uruguay	15.5	15.5

(1)	Source: International Telecommunication Union 2003 Website.

     Calling Party Pays

     On May 1, 1999, Mexico implemented the “calling party pays” modality, or CPP, which had already been implemented in some other Latin American and European countries. Calling party pays is a wireless telephony payment structure in which the party that places a call to a wireless telephone is billed for interconnection access, and the recipient is not billed for the airtime charges corresponding to that call. The introduction of CPP triggered growth in wireless penetration, particularly in the prepaid segment and wireless traffic.

Cellular Services

     History and Overview

     We became the first Mexican provider of cellular telecommunications services in 1989, when we commenced operations of our Cellular A-band network in Region 9. Through a series of transactions from 1990 to 2002, we acquired 100% beneficial ownership interests in the entities which hold the Cellular A-band concessions in Regions 5, 6, 7, and 8. The regions Iusacell Celular serves cover a contiguous geographic area comprising all of the regions in central and southern Mexico, which allows us to achieve economies of scale.

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

     Subscribers and System Usage

     We offer cellular telecommunications services in a variety of plans, which are divided into two basic groups: either “postpaid” — where the customer is billed monthly for the previous month based on a contracted length of service — or “prepaid” — where the customer pays in advance for a specified volume of use over a specified period.

     Postpaid Customers

     As of December 31, 2002, postpaid subscribers totaled 351,782, comprising 17% of our customer base. Average revenue per user (ARPU) in this segment was Ps.693.0 (U.S.$66.5) as of December 31, 2002.

     We also offer a number of value-added services designed specifically to fulfill the demands of this important group of postpaid subscribers. We offer value added services such as voicemail, call forwarding, call waiting, three-way calling, secretarial services and provide English-speaking operators to serve the English-speaking market in our regions. We also provide financial news reporting, emergency services, entertainment information, reservations services and sports reports. Moreover, CDMA digital postpaid customers have available caller identification, short messaging service and data transmission services. We believe that these value-added services help increase postpaid subscriber usage and also enhance our market image as a full service cellular provider.

     Postpaid churn measures both voluntarily and involuntarily disconnected subscribers. Average monthly postpaid churn for a given period is calculated by dividing the sum of all postpaid subscribers disconnected during such period by the sum of the beginning-of-month postpaid subscribers for each of the months in such period, expressed as a percentage. For more information, see Item 3, “Key Information – Selected Financial Data.”

     Voluntarily disconnected subscribers encompass subscribers who choose not to continue with our postpaid services or choose one of our prepaid options.

     Involuntarily disconnected subscribers encompass customers whose service is terminated after failing to meet our payment requirements.

     Average monthly postpaid churn for the 12 months ended December 31, 2002 was 3.6%. Measures taken to reduce churn include retention and loyalty initiatives such as welcome calls, calls at maturity, anniversary calls, proactive contract renewal campaigns, reactive retention operations and periodic calls to customers to ensure satisfaction. In addition, we conduct outreach calls to customers whose contracts are ending or who choose to terminate service offering them a range of alternative service plans based on their profile to encourage contract renewal.

     Prepaid Customers

     In contrast to postpaid subscribers, prepaid customers typically generate lower levels of cellular usage, have access to a limited number of value-added services, may already own a handset, or may choose to purchase a handset with preloaded minutes, and often are unwilling to make a fixed financial commitment or do not have the credit profile to purchase postpaid plan cellular services. In addition to helping customers control costs, our prepaid programs have no monthly bill and allow customers to prepay for cellular services in cash, credit cards and electronic means. As of December 31, 2002, prepaid ARPU was Ps.80.0 (US$7.7).

     The prepaid program markets four different prepaid cards, each of which credits a specific peso denomination worth of air-time usage to an account to be used for outgoing and long distance incoming calls over a specified period of times.

     A prepaid customer ceases to be considered a customer of Iusacell Celular when a specified period of time has elapsed since the customer purchased and activated, or last added credit to, his or her last prepaid card. The customer’s telephone number is then deactivated, and the customer is considered to have turned over.

     Our current prepaid customers who want to continue to have wireless service after this time must choose to:

•	continue to be prepaid customers of Iusacell Celular by purchasing another card or otherwise recharge the airtime in their accounts;

•	become postpaid customers of Iusacell Celular; or

•	become either postpaid or prepaid customers of another wireless service provider.

     VIVA prepaid customers normally have 60 days to use an activated prepaid card (except for prepaid cards in denominations of Ps.450.0, which we refer to as Ps.450.0 prepaid cards and which provide their holders 90 days to use an activated card), activate a new card or otherwise recharge the airtime in their account. If the customer has not activated a new card or recharged the airtime in its account at the end of 60 days (or in the case of Ps.450.0 prepaid cards, 90 days), the balance of the VIVA customer’s account becomes zero, and the customer loses the ability to make outgoing calls for an additional period of 305 days (or in the case of Ps.450.0 prepaid cards, 275 days). During this 305-day period (or 275-day period, as applicable), a VIVA customer will be able to receive local incoming calls, but not to make outgoing calls, thereby becoming an “incoming calls only” customer. If the customer activates a new card or recharges the airtime in its account within the 305-day period (or 275-day period, as applicable), the customer’s account automatically returns to normal status, and a new 60- or 90-day period, as applicable, begins. Otherwise, once the 305-day period (or 275-day period, as applicable) lapses, the customer’s telephone number is deactivated.

     We evaluate alternative methods of determining prepaid customer turnover on an ongoing basis, as the current method is dependent upon, among other things, the number of days of use Iusacell Celular permits before deactivating a telephone number.

     In October 1999, in order to evaluate whether we would be able to generate additional revenues from “incoming calls only” customers for previously purchased cards, we extended the period of time to use an activated card and activate a new card from 185 days to April 30, 2000 for “incoming calls only” customers who otherwise would have lost service before that date. Beginning May 1, 2000, we decided to return to our prior policy of maintaining “incoming calls only” customers for only 185 days and began to turn over “incoming calls only” prepaid customers who had reached the 185-day limit without activating a new prepaid card. In July 2001, we reduced the initial period for spending an activated prepaid card and activating a new card from 185 days to the current 60 days (or 90 days in the case of Ps.450.0 prepaid cards). As a result, at the time, approximately 345,000 subscribers were transferred to the “incoming calls only” prepaid customer status.

     Given the higher turnover among our prepaid customers, we pursue plans to migrate our qualified prepaid customers to postpaid plans, where customer loyalty and retention rates have historically been better.

     At December 31, 2002, Iusacell Celular had approximately 1,162,188 “incoming calls only” customers. The substantial majority of “incoming calls only” customers generate little or no traffic. Iusacell Celular’s prepaid subscribers had an average monthly revenue per subscriber during 2002 of Ps.79.0 (approximately U.S.$7.6).

     In order to better focus on active prepaid customers and reduce the potential turnover from prepaid sales through retail distribution channels, we implemented in 2001 a new policy under which a pre-activated prepaid sale would be reported only when the end-user places the first outgoing call. Accordingly, commissions related to this type of prepaid sale are now paid only after the end-user places the first outgoing call.

     In March 1999, we substantially completed the installation of the VIVA prepaid operating system. The VIVA platform tracks customer turnover better than its predecessor system. This operating system, together with initiatives to increase the number of distribution points for prepaid cards, adjust commissions to encourage distributors to sell prepaid cards in higher denominations, improve customer care and otherwise improve the convenience of the prepaid program, has enhanced our ability to add and retain prepaid customers and has increased usage. In 2000, we implemented two important tools for the sale of prepaid airtime: sales through automated teller machines at banks and sales over the phone by dialing *AIRE. In early 2002, we introduced a tool to sell prepaid airtime through our website.

     Roaming

     Through our roaming agreements with other operators, we offer nationwide roaming service to our prepaid and postpaid cellular subscribers, and international service only to our postpaid subscribers. Through these agreements, subscribers can make calls from any location in Mexico served by a Cellular A-band operator, and can receive a call made to the subscriber’s number (automatic call delivery) regardless of the region in Mexico in which the subscriber is located. We also provide cellular services to all subscribers of other non-wireline cellular operators in Mexico while such subscribers are temporarily located in a region served by us.

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

     Interconnection charges owed to Telmex and long-distance charges owed to long distance carriers as a result of roaming are the responsibility of the host operator. In addition to higher per minute charges for airtime (as compared to home region rates), the host operator is entitled to receive a fee for each day roaming service is initiated. In-roaming fees and usage revenue represented 1.3%, 1.7% and 2.4% of our total revenues during 2000, 2001 and 2002, respectively. Out-roaming charges represented 6.2%, 4.9% and 3.8% of Iusacell Celular’s total revenues during 2000, 2001 and 2002, respectively.

     We have more than 60 agreements with U.S., Canadian and other foreign operators to provide our subscribers with international roaming capabilities. These operators include Verizon International affiliates such as Verizon Wireless, Movilnet in Venezuela, Codetel in the Dominican Republic, Telus in Canada and Puerto Rico Telephone Company as well as AT&T Wireless, Sprint and Cingular Wireless. In addition, we provide, through the National Automatic Cellular Network, automatic call delivery throughout most of the United States, including Puerto Rico, whereby our subscribers may receive telephone calls from Mexico without the caller having to dial access codes. Currently, our customers are able to roam in over 2,000 municipalities in the United States and Canada, as well as in 85 other countries in the Americas, Europe, Asia, Africa and the Pacific. In the first half of 2003, we launched the international short message services (“SMS”) with the main carriers in the U.S. and Canada enabling our customers to send messages.

Long Distance Services

     In August 1996, we became one of Telmex’s first competitors in long distance service when we began to provide long distance services to our cellular subscribers in Mexico pursuant to the 30-year concession which was awarded to Iusatel, S.A. de C.V. (Iusatel) in October 1995 and was modified in December 1997. Our competitors in long distance include 9 other companies operating under concessions, including Telmex, the former long distance monopoly. In the long distance market, we face increasing competition from alternative providers, as well as from new technologies such as Short Message Service (SMS) and internet Telephony. As a result of these factors, our long distance line of business has contributed less to our total revenues than we expected. We believe that competition in the Mexican long distance market has stimulated growth in demand for long distance service.

     We currently provide long distance service using our own switches and transmission equipment and a combination of fiber optic lines, microwave links and lines leased from Telmex and other carriers. At December 31, 2002, we provided long distance service in 52 cities to 2,096,049 customers, 2,088,241 of which were existing customers of our other services. We chose not to commit significant marketing resources to the presubscription balloting process in which telephone customers were asked to elect their long distance carrier, which was conducted in cities across Mexico in 1997, 1998 and 1999 and, as a result, we fared poorly in the initial balloting results. Under the COFETEL rules, we are entitled to obtain exemptions annually from the presubscription obligation for our cellular customers. We cannot ensure that we will receive this exemption in the future. Revenues related to long distance services represented 10.4% and 8.2% of our total revenues for 2001 and 2002, respectively, not including dark fiber optic cable sales.

     We reduced the capital investment for our long distance business by entering into fiber optic cable swap agreements with two other long distance companies, Marcatel and Bestel, in March 1998 and December 1998, respectively. These agreements allowed us to acquire fibers in the long distance fiber optic networks built by Marcatel and Bestel in central and northern Mexico in exchange for fibers in the long distance fiber optic network we completed in central Mexico. As a result, we obtained redundancy in central Mexico and access to the United States border at minimal cost. We consummated the agreement with Marcatel in July 2002. The transaction generated an extraordinary gain of approximately Ps.53.0 million (U.S.$5.1 million) in the third quarter of 2002.

     In December 1999, Iusatel agreed to swap dark fiber optic cable in the amount of U.S.$17.3 million and sell approximately U.S.$7.4 million of additional dark fiber optic cable to Telereunion, S.A. de C.V. (which we refer to as Telereunion), an affiliate of Telescape International, Inc. Upon the execution of this swap agreement, Telereunion issued promissory notes to Iusatel for the purchase price but defaulted on the payment of each of these notes. In April 2001, Telereunion’s U.S. parent, Telscape International, Inc., filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. As part of a settlement arrangement, on September 17, 2001, Telereunion and Iusatel executed an agreement whereby Telereunion transferred dark fiber optic assets in the amount of U.S.$7.4 million to Iusatel in exchange for full settlement of the past notes receivable in the same amount. In 2001, we also entered into a fiber optic cable swap agreement valued at Ps.142.7 million (U.S.$13.7 million) to exchange certain long-distance fiber optic cables.

     In 1996, Iusatel executed an agreement with Teleglobe USA, Inc. for the exchange of international long distance traffic. On May 28, 2002, Teleglobe USA, Inc. filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. In 2000, Iusatel entered into a second agreement for the exchange of international long distance traffic with AT&T, giving Iusatel two alternative routes to deliver international long distance traffic, thereby reducing costs and enhancing its proportional return traffic. In March 2002, the United States Federal Communications Commission granted to Iusatel USA Inc., a subsidiary of Iusatel, Iusacell Celular’s long distance services provider, a Section 214 authorization that allows Iusacell to provide global or limited global facilities-based and resale telecommunications services within the U.S., except those states in which Verizon has not yet received Section 271 authorization and permissible international points. Iusatel USA Inc. has international termination traffic contracts with several U.S. carriers including Verizon affiliates.

Other Services

     Paging

     On December 14, 1995, Iusacell Celular and Infomin, S.A. de C.V., which we refer to as Infomin, formed Infotelecom, S.A. de C.V. (Infotelecom) as a joint venture to market national and international paging services. Iusacell Celular owns 49% of Infotelecom. See “— Government Regulation — Paging.”

     Infotelecom began marketing paging services in August 1996 and, at December 31, 2002, provided service in 34 cities including Mexico City, Guadalajara, Monterrey, Puebla, Cuernavaca, Toluca, Querétaro, León, and Ciudad Juárez. As of December 31, 2002, Infotelecom had 8,315 paging customers. Our revenues from paging services represented less than 0.5% of total revenues for each of 2001 and 2002.

     Public and Rural Telephony and Local Fixed Wireless

     We operate public and rural telephony programs, using available cellular capacity. These programs provide telecommunications services through cellular telephones in phone booths, intercity buses and rural areas. The provision of services in this way fulfills the terms of our concessions for the provision of cellular telephone service and uses our cellular network to provide telecommunications coverage in areas with little or no basic service. As of December 31, 2002, we had 48,885 cellular telephones in service under our public and rural telephony programs, representing a 28.7% increase compared to 37,972 cellular phones in service as of December 31, 2001.

     As of December 31, 2002, we were providing, on a trial basis pending approval from Mexico’s Ministry of Communications and Transport (Secretaría de Comunicaciones y Transportes), which we refer to as the SCT, local wireless service in the 450 MHz frequency band to 7,041 customers in selected markets in Region 9. We do not charge our local wireless customers fees for incoming calls.

     We experienced substantial delays in obtaining the SCT’s approval of our technical and economic plans for local wireless service in the 450 MHz frequency band. However, on June 10, 1997, we reached an agreement with SCT agreed on a process according to which we could obtain a concession issued and recognized by the SCT to provide local wireless service in the 450 MHz frequency band. This agreement allows us to convert and consolidate our existing concessioned radiotelephony frequencies into 450 MHz spectrum in all nine geographic regions and grants us a right of first refusal to acquire concessions to provide local wireless service in these regions over such frequencies at prices derived from the prices of the winning bids in the auctions for 450 MHz frequency bands concluded in May 1998. These auctions yielded a right of first refusal exercise price estimated at U.S.$2.25 million for each of the five regions. However, neither the SCT nor COFETEL has formally notified us of the exact right of first refusal exercise price, the payment terms or the coverage and build-out requirements relating to the concessions, all of which are necessary for us to decide whether to exercise our right of first refusal.

     In September 1998, we determined that because of many factors, including the impact of changing technology since the initiation of the 450 MHz fixed local wireless project in 1994, an impairment of our investment in 450 MHz TDMA technology had occurred. As a result, we recorded a substantial non-cash write-down of our investment in the 450 MHz fixed local wireless project. Given the obsolescence of our existing 450 MHz network infrastructure, we may record a non-cash write-down of substantially all of the remaining book value of the 450 MHz project fixed assets by the end of 2003.

     In January 1997, Iusatelecomunicaciones, S.A. de C.V. (Iusatelecomunicaciones), Iusacell Celular’s 450 MHz local wireless subsidiary, also filed for a local wireline concession. The SCT has not yet issued this concession. While we currently do not anticipate that the provision of local wireline service will become a significant part of our services, we may provide, on a case-by-case basis, local wireline telephone service as part of our overall provision of telecommunications services.

     Data Transmission

     We began providing data transmission services in 1993. We provide both public and private data transmission primarily using excess capacity in our microwave and fiber optic backbone in our existing cellular network in Region 9 and, until March 2001, we provided satellite transmission through Satelitrón, S.A. de C.V., which we refer to as Satelitrón, a joint venture among Iusacell Celular, Hughes Network Systems and another partner which provided a shared hub for private networks. On March 22, 2001, we sold our 65.9% equity interest in Satelitrón and our ownership of the Satelitrón transmission hub, receiving approximately U.S.$1.3 million in proceeds.

     Since the latter part of 2001, we began providing fixed data transmission services. We offer three types of services through our fiber optic network calling: (i) private lines such as E-1, E3/DS3 and STM1 directly to carriers and large corporate customers; (ii) Internet access to carriers and ISP providers; and (iii) digital multiservices connection to the customer’s private branch exchange (PBX) to reduce costs for cellular and long distance calls to carriers and corporate customers.

     In January 2003, we launched Mexico’s first CDMA2000 1XRTT voice and high-speed mobile data network in Mexico City. With this advanced network, we have increased our voice capacity and offer subscribers new data services such as high-speed access for internet, intranet, e-mail, instant messaging, multiple download for multimedia applications and M2M solutions at speeds of up to 144 kilobits per second (kbps). Our targeted customers are primarily Mexican-based carriers and corporations.

     Microwave Transmission

     In December 1998, the SCT issued three 20-year concessions to Punto-a-Punto Iusacell, S.A. de C.V. (Punto-a-Punto Iusacell), a joint venture between Iusacell Celular and Mr. José Ramón Elizondo, a former director of Iusacell Celular, for short-haul microwave frequencies in the 15 GHz and 23 GHz frequency bands won at auction. Punto-a-Punto Iusacell paid approximately Ps.45.0 million (U.S.$4.3 million) for these concessions. These frequencies are being used to interconnect our cell sites, business customers and other networks. Additionally, we have an obligation to provide the right to use capacity in these frequencies to other users to enable them to install their own microwave links.

     In September 1999, Punto-a-Punto Iusacell entered into an agreement with an affiliate of the service provider in the four Cellular A-band regions in northern Mexico to swap the right to use long-haul microwave frequency links held by the affiliate for short-haul microwave frequency links held by Punto-a-Punto Iusacell plus U.S.$2.45 million in cash. Punto-a-Punto Iusacell closed this transaction in January 2000 and is currently operating installed links in those frequencies.

Seasonality

     Taken as a whole, our business is not materially affected by seasonality.

Sources of Revenues

     For a breakdown of our total revenues by source for the years ended December 31, 2001 and 2002, see Item 5, “Operating and Financial Review and Prospects — Operating Results — Year Ended December 31, 2002 Compared to Year Ended December 31, 2001.”

Sales and Marketing

     Our marketing strategy is directed to achieve profitable growth, particularly in our mobile wireless business. We have focused our sales and marketing strategy on the high-value digital customer, defined as the person who utilizes and depends on cellular communications on a daily basis. We seek to increase our average monthly revenue per subscriber, control and sustain our churn rates, decrease the cost of acquiring additional postpaid and prepaid subscribers and grow our mobile wireless subscriber base profitably.

     During the second half of 2002, we performed a deeper segmentation in our subscriber base. Our mobile wireless subscribers are now cataloged according to four different usage profiles. We are implementing distribution, advertising, customer service support and pricing plans targeted to each specific customer segment and to increase airtime usage. Our customer relationship management initiatives have included a variety of tools that manage the relationship cycle from sales, to support and billing.

Distribution

     We currently target the various segments of our subscriber base through five sales and distribution channels: Iusacell Celular owned and operated customer sales and service centers, independent distributors, a corporate sales force, commission sales agents and telemarketing. We are aggressively increasing the number of our points of distribution in order to acquire additional subscribers. At December 31, 2002, Iusacell Celular had 57,513 points of distribution, as compared to 45,985, 20,762, 6,522 and 2,280 at December 31, 2001, 2000, 1999 and 1998, respectively. As of December 31, 2002 these points of sale comprised 128 customer sales and service centers owned and operated by Iusacell Celular, 1,152 points of sale operated by independent distributors and national retailers who offer all of our products, and 55,837 points of sale for distribution only of VIVA prepaid cards, also operated by independent distributors.

     Our redesigned sales force compensation plan is structured to motivate the sales force within each distribution channel through monetary incentives. This plan provides continuous training, a basic salary and monetary incentives so that the sales force is encouraged to activate profitable and loyal accounts, cross-sell the full complement of our service offerings and maintain our standards in advertising, promotions and customer service.

     Customer Sales and Service Centers

     We have reconfigured each of our customer sales and service centers to offer one-stop-shopping for a variety of cellular, long distance and accessories. Walk-in customers can subscribe to cellular service postpaid plans, purchase prepaid cards, sign up for long distance service and purchase equipment such as handsets and accessories. In an effort to maximize customer loyalty, reduce postpaid churn and prepaid turnover and increase average monthly revenue per subscriber through cross-selling, we continue to emphasize the customer sales and service centers that we own and operate ourselves as key distribution channels.

     During 1998, we opened 22 new customer sales and service centers. In 1999, although we did not open any new customer sales and service centers, we replaced one existing customer sales and service center and remodeled 16 other existing customer sales and service centers. In 2000, we opened 14 new customer sales and service centers and remodeled 6 other existing customer sales and service centers. In 2001, we opened 8 new customer sales and service centers. In 2002, we opened 1 new customer sales and service center. We now have a total of 128 customer sales and service centers throughout our cellular regions. In the second half of 2002, we decided to perform a series of revisions to our service centers, including performance and location assessments. As a result, in 2003 and 2004, we will perform the re-location and remodeling of all of the owned stores, and we will continue opening stores in high-traffic areas and shopping centers nationwide.

     In 2001 face-to-face customer service was integrated into certain of our owned stores in an effort to further personalize the service. In 2003, we expect to include a customer service representative in all of the stores we own.

     Corporate Sales Force

     To service the needs of our corporate customers, we have created a direct sales force, which, at December 31, 2002, included 79 full-time sales representatives. This group of trained representatives seeks to increase sales by:

•	aggressively pursuing sales opportunities in the corporate segment;

•	“bundling” combinations of services into customized packages designed to meet customers’ requirements;

•	developing and marketing new services to satisfy the demands of such customers; and

•	educating corporate purchasing managers about alternative pricing plans and services.

     These direct sales representatives are distributed along our service regions to deliver personalized service.

     Independent Distributors

     In order to broaden our market, we maintain relationships with a broad network of exclusive distributors and national retailers that, at December 31, 2002, sold all of our products at 1,548 points of sale in Mexico. With the intention of relying to a lesser extent on certain large distributors, in 2002 we began to directly contract with key distribution channels that had previously been served via third party distributors. In addition, VIVA prepaid cards were distributed at an additional 55,837 points of sale. In order to ensure that our standards are maintained at all distribution points, we provide assistance to our distributors in training, promotions and advertising. We also provide them with information on our customer base to allow the distributors to service our customers effectively.

     Commission Sales Agents

     We retain commission agents as a flexible sales force in all of our mobile wireless regions. The agents function as cellular service brokers for us, working out of their own premises to better target their customers. These agents provide additional distribution outlets with minimal support from us. We used to retain commission agents as a flexible sales force throughout our regions with management from our customer sales and service centers. This channel was redeployed in early 2003.

     Telemarketing

     From time to time, Iusacell Celular engages telemarketing service providers as a direct marketing mechanism or to follow up on targeted outbound calls and receive calls through an 800 number.

Electronic Means

     We have implemented three important electronic tools for the sale of prepaid airtime: sales through automated teller machines at banks, sales over the phone by dialing *AIRE and sales through our website –www.iusacell.com. Sales at ATM machines are charged against our customer’s bank account by using a personal identification number. We have implemented ATM sales at Banamex-Citibank, BBVA Bancomer, Bital and Bancrecer. In first half of 2003, we entered into additional ATM distribution agreements for the sale of prepaid airtime. Sales using *AIRE and our website are charged to our customer’s credit card.

Advertising

     In 2002, Iusacell Celular launched an integrated media plan, including a repositioning campaign, also emphasizing the benefits of our products. The effort is supported by the Iusacell™ brand image. All product offerings have been marketed under the single, Iusacell™ brand name which was reinaugurated as Iusacell Valora tu Espacio in 2002, as part of the repositioning campaign launched in the later part of the year. This customer-oriented campaign was focused on customer satisfaction and supported by higher value offerings.

     The purpose of the media plan is to inform and convince potential users and subscribers about the benefits of the products and services offered by Iusacell and Iusacell Celular, with an emphasis on customer care and to target potential subscribers through a coordinated print, radio, television and fixed and moving outdoor advertising campaigns. A key element of this integrated media plan is a periodic agency review, where the sales results of a given campaign are evaluated. The integrated media plan enables us to negotiate more favorable advertising rates. Television and print advertisements prominently feature an ad-response telephone number to solicit new customer inquiries.

Customer Service

     We view superior customer service as essential in order to distinguish ourselves in the competitive Mexican wireless telecommunications market. Postpaid customers can access dedicated support by dialing *611, where trained customer service representatives are equipped to answer questions regarding services and products 24 hours a day. We train our customer service representatives to ensure that each customer receives prompt attention, informed answers to any inquiries and satisfactory resolution of any concerns. We believe that enhanced customer service, especially post-sales support, is essential to developing brand loyalty and supports the efforts of our sales force to cross-sell our services and products. Prepaid customers can access support by dialing *VIVA.

     The VIVA prepaid operating system has improved customer satisfaction through automated activation, automated self service menus through the Integrated Voice Response (IVR) system, voice messaging and other services and has lowered the cost of support services.

     To further enhance customer service, we have installed dedicated personal computer terminals linked to our billing system so that each customer service representative, either at a Iusacell Celular customer sales and service center or at a Iusacell Celular call center, can handle customer inquiries, billing questions and account payments with real-time data and a full customer profile in hand. Customer data gathered from such sources as the activation process, the billing system and exit interviews with customers who terminate service allows us to better tailor our marketing strategy to each customer. Along with providing information as to how we can improve our customer service, this data is expected to enable representatives from each of the distribution channels to better target their sales approach to each customer when cross-selling Iusacell Celular’s services and products. We completed the process of upgrading our Automatic Call Distribution (ACD) system in the second half of 2002. At the same time, we also completed the process of upgrading our monitoring and workforce management systems.

     In 1998, we opened two call centers that provide more automated and efficient service to customers. In 2002, we consolidated these facilities into one center that manages all customer care operations for all of our concession areas. In order to accelerate the problem resolution process at both the call centers and in our company owned stores, we implemented the Customer Attention Support Team (CAST) program, which has been extended to all of our corporate, medium and small business accounts, as well as government accounts. Each of these customers has an assigned CAST, sales and collections executive. In addition, we are in the process of dedicating a customer support function in each company-owned store.

     In 2003, we redesigned the compensation plan for customer care representatives. Whereas our customer care representatives previously received a fixed salary under our compensation plan, the compensation plan today is designed to motivate the customer service force by compensating customer care representatives based on performance as measured according to various service indicators. This plan provides continuous training and certification and basic salary and monetary incentives designed to encourage resolution of customer problems, subscriber retention, loyalty, precision and quality.

     In December 2000, the certifying company, Societé Generale de Surveillance de México (SGS), granted ISO 9002 Certification under the Entidad Mexicana de Acreditación (EMA) to Iusacell Celular’s customer care process. Our most recent quality audit was conducted in mid-2002; however, we did not seek re-certification. At year-end 2002, we began the certification review process for Customer Operations Performance Center (COPC) accreditation, which certifies customer contact operations according to international best practices.

Pricing

     General. Iusacell Celular offers a variety of flexible pricing options for our mobile wireless service. The primary components of the postpaid pricing plans include monthly fees, additional per-minute usage charges and a number of free minutes per month. The prepaid program markets cards which credit peso amounts to a customer’s account. The cards can be used for outgoing and long distance incoming calls over a period of 60 days (or in the case of Ps.450.0 prepaid cards, 90 days). See Item 4, “Information on the Company — Business Overview — Cellular Services — Prepaid Customers.” Most of the postpaid plans include a selection of free cellular handsets. The prepaid plans do not provide free cellular handsets.

     We continually review market pricing in order to maintain a competitive offer and attract customers from our target market. As a result, constant adjustments to meet market and competitive conditions may require that we increase or decrease prices over short periods of time. See Item 5, “Operating and Financial Review and Prospects — Trend Information — Price Increases and Rollbacks.”

     Postpaid Plans. The postpaid pricing plans are designed to target primarily high and moderate usage postpaid subscribers. High-usage customers are typically willing to pay higher monthly fees in exchange for larger blocks of minutes, value-added services, a free high-end handset and lower per minute airtime charges under a single contract. Moderate and lower-usage subscribers typically prefer pricing options which have a lower monthly charge, fewer minutes included, a less expensive handset and higher per minute airtime charges than those options chosen by high-usage customers.

     In March 2003, we launched a new set of postpaid value plans aimed to position us as the best alternative for the targeted high-value market segment. These new postpaid plans were designed according to the needs of targeted consumer segments and are supported by advertising and marketing campaigns that anchor the effort.

     The three new postpaid value plans include a NAFTA plan, in which local calls, as well as calls within Mexico, the U.S. and Canada, are all priced at the same per minute rate; an unlimited nights and weekends designed to increase cellular traffic leveraging non-peak utilization hours; and a basic plan with affordable rates designed to compete directly with competitors’ plans by incorporating higher baseline minutes. Furthermore, we offer multi-line plans designed to fit the communication needs of small groups of users. Finally, in Region 8, the region we have entered most recently, we offer local plans with competitive per minute pricing.

     We offer to our corporate customers either a flexible combination of our various service packages at a volume rate or a large pool of minutes that can be shared among all users at a competitive per minute price.

     Prepaid Plans. In contrast to postpaid subscribers, prepaid customers typically generate lower levels of cellular usage, have access to a limited number of value-added services, generally already own a handset and often are unwilling to make a fixed financial commitment or do not have the credit profile to purchase postpaid plan cellular services. In addition to helping customers control costs, our prepaid programs have no monthly bill and allow customers to prepay for cellular services in cash.

     In September 1997, we introduced our VIVA prepaid service. VIVA provides for automated reactivation and value-added services such as voice-messaging. As of December 31, 2002, VIVA prepaid cards were available in denominations of Ps.100.0, Ps.150.0, Ps.250.0 and Ps.450.0. In February 2003, new prepaid cards with aggressive prices per minute were launched in an effort to increase airtime recharges and to respond to the new tax initiatives implemented by the Mexican government in January 2003. See Item 3, “Key Information — Risk Factors — Risk Factors Relating to Doing Business in Mexico.”

     Hybrid Plans. In 2000, we launched a hybrid plan which features elements of postpaid and prepaid plans targeted at high school and university-aged youths who want the status of a cellular phone but want to control their usage. In March 2003, we decided to discontinue the hybrid plans because of the high level of churn experienced.

Activation, Billing and Collection Procedures

     We can activate a phone within 15 minutes or less for any prepaid and postpaid customers through the use of new technologies such as Over The Air Service Provisioning. For postpaid customers who intend to pay their monthly charges either with a credit card or in cash there is an automatic credit scoring process prior to the delivery and activation of a cellular telephone. Depending on the risk profile resulting from the credit scoring, the deposit requirements are determined automatically.

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

     Billing is currently administered using five different billing systems, including a cellular customer care and billing system provided by Schlumberger Distribution Mexico, S.A. de C.V. (SchlumbergerSema) in Regions 5, 6, 7, 8 and 9 which we also use for our 450 MHz fixed local wireless business, one point of sale system that provides billing, administration and control features, a proprietary residential long distance system, a proprietary system for high-volume business long distance customers and a purchased system for paging customers. We compile billing information from our switches by electronic transfer on a half-an-hour basis for processing by our billing systems. We have measures in place that enable us to recover billing information that may be lost as a result of disasters.

     We invoice our postpaid customers at the end of each month for the previous month’s service. All customers have 21 credit days, after which they receive an overdue balance notification, except for a select number of postpaid customers distinguished by volume, which customers are allowed 36 credit days. Our payment policy stipulates that after 60 days of non-payment, lines are suspended, and after 120 days of nonpayment, these lines are disconnected and considered as delinquent accounts.

     We mitigate our credit exposure in five ways:

•	for all customers, by obtaining a credit report from the Buró Nacional de Crédito (National Credit Bureau), a Mexican affiliate of TransUnion Corporation;

•	by performing an automatic credit scoring and depending on the risk profile, we may require our customers to prepay a certain number of monthly fees;

•	by requiring payment to be made by credit card;

•	by establishing credit limits and portfolio segmentation, according to customers’ credit quality; and

•	by offering prepaid services, which eliminate all credit risk.

     For 2000 and 2001, we reserved approximately 1.6% and 1.7% of our cellular revenues in each year for doubtful accounts. For 2002, we reserved approximately 1.1% of our revenues for doubtful accounts.

     In addition, we also record a revenue provision for those postpaid customers who have fallen behind on their payments and whose service had been suspended. Toward the end of the third quarter of 1999, we changed our billing practice for these postpaid customers. Rather than continue our policy of not charging monthly fees upon suspension, in hopes of receiving additional revenues from CPP tariffs for incoming local calls and from suspended customers who ultimately pay overdue amounts and reinitiate service, we began to permit incoming call service and continue to charge monthly fees to suspended customers for an additional two months, but reserved a substantial portion of the monthly fees as a revenue provision. This period was reduced to two months in the second quarter of 2000. This change in policy resulted in additional marginal revenue and in the increase in 1999 and 2000 reserves discussed above.

Network, Equipment and IT

     Cellular Services

     After a thorough analysis that we conducted in coordination with Bell Atlantic in 1996, we elected to deploy CDMA digital technology instead of TDMA/GSM technology. Currently, all Verizon affiliates are successfully using CDMA technology, including those operating in the U.S. markets. CDMA offers significantly greater call-carrying capacity, superior voice quality, longer telephone battery life and greater fraud protection than TDMA. In addition, CDMA is easier to upgrade than TDMA. CDMA data capabilities are superior to any GSM/GPRS network.

     In December 1997, Iusacell Celular signed an agreement with subsidiaries of Lucent Technologies for the replacement of Iusacell Celular’s existing analog network equipment with Lucent Technologies analog and CDMA digital network equipment. This replacement began in February 1998. All regions that we owned at the time were completely swapped out as of August 1999.

     As of December 31, 2002, our integrated mobile wireless network was comprised of 6 cellular switches, 582 cellular cell sites, 31 microwave repeaters, covering 43 million inhabitants or 50% of Mexico’s total population in our concessioned regions. During 2002, we added 45 new cellular cell sites.

     Currently, we have 678 microwave links, all of which are owned by us, with either SDH or PDH technology. Additionally, we have leased lines located mainly in Region 8. In 1996, we launched long distance services, supported by 3 switches and fiber optic links. Currently, we have 5,176 kilometers of fiber optic backbone network, in both metropolitan and long distance segments, using SDH (STM16 capacity in the backbone) and two LD switches operating. In 2001, we introduced the new Dense Wavelength Division Multiplexing (DWDM) technology in several high-traffic segments of our fiber optic network to increase capacity. In 2002, we expanded this technology to three existing links of the fiber optic network.

     We have a network operations and control center (NOCC) in Mexico City which oversees, administers and provides technical support to all our cellular regions. During 2000, we implemented a new network administration system that provides better surveillance and administration of network performance. In 2002, we installed another center for network operations in Toluca that provides an alternative monitoring capability for the network in the event an emergency occurs at the NOCC in Mexico City.

     In 2002, we started providing two-way Short Message Service (SMS) and since January 2003, we have been providing Packet Switched Data (PSD) services using 3G-1XRTT standard. Currently, we provide 1XRTT services in Mexico City, Toluca, Cuernavaca and Valle de Bravo and expect to expand our coverage by the end of 2003.

     Our strategy for the future is to improve our coverage, to focus on our target market (according to our marketing strategy) and to maintain superior performance and voice quality standards. We will continue to maintain transmitting equipment to serve both analog and digital equipment. Currently, we are marketing tri-mode cellular telephones capable of sending and receiving both analog and digital transmissions in order to support roaming service between our cellular regions. We will increase coverage and optimize technology such as the 1XRTT network in order to support the latest data applications, the Over the Air Service Provisioning Technology and transitions to the next-generation technology for long distance communications services.

     IT

     We currently uses the JD Edwards World Software for Enterprise Resource Planning (ERP), working mainly with various accounting and administrative modules. We implemented this system in 1994 and have been basically using the same version of the JD Edwards World Software since implementation. However, in recognition of the need to upgrade our technology, to improve financial processes and to take steps to comply with the Sarbanes-Oxley Act of 2002, we intend on implementing a new release of the JD Edwards World Software in 2003.

     To improve the flow of information within the company, we intend on implementing a corporate data warehouse system in 2003. This repository system will contain all data related to business processes and will be updated on a regular basis to ensure that available data will be preserved.

     Competition

     Wireless mobile communication systems compete principally on the basis of quality of telecommunications services, customer service, price, breadth of coverage area, roaming capabilities and value-added services. Operators are largely free to set their own rates, provided such rates are set on the basis of cost. The offering of wireless mobile communication services in Mexico is highly competitive with one operator, Telcel, commanding a significant share of the market.

     Iusacell Celular faces competition from Telcel, which is the largest wireless communications provider. Telcel holds the Cellular B-band concession. Telefónica Móviles, S.A. also operates its Cellular Band A concessions in the northern part of Mexico through its Mexican subsidiary. In May 2002, Telefónica announced an aggressive expansion program with over U.S.$1.5 billion in capital expenditures planned through 2005 to expand capacity, integrate their concession areas and overlay a GSM network on their existing infrastructure. Unefón launched mobile wireless services in Acapulco and Toluca in February 2000, and now provides fixed and mobile wireless services in those two cities, as well as in Mexico City, Guadalajara, Monterrey and 10 additional cities in Mexico.

     We also face competition from companies providing mobile wireless telecommunications services using alternative existing technologies. Nextel de México, S.A. de C.V. began marketing its enhanced specialized mobile radio services in 1998 and covers 15 cities in Mexico.

     In providing long distance telephone service, we face competition from 9 other concession holders, including Telmex and Alestra S.A. de C.V. and Avantel S.A. de C.V., joint venture companies in which AT&T and MCI WorldCom, respectively, have beneficial ownership interests. Presubscription balloting in which telephone customers were asked to elect their long distance carrier was conducted in 150 cities across Mexico in 1997, 1998 and 1999. We chose not to commit significant marketing resources to the balloting process and fared poorly in the initial balloting results.

     In providing data transmission services, we compete for customers with Telmex, state-owned Telecomunicaciones de México and operational long distance companies to form a highly competitive market with more than 20 participants. In addition, we believe that the current Mexican data transmission industry includes over 1,000 private networks that provide data transmission services.

Government Regulation

     Telecommunications systems in Mexico are regulated by the SCT and by COFETEL, a decentralized regulatory body within the SCT, pursuant to the 1995 Telecommunications Law (Ley Federal de Telecomunicaciones), which became effective on June 8, 1995. Regulations governing international long distance, domestic long distance, local telephony, mobile and other telecommunications services have been promulgated under the 1995 Telecommunications Law. However, some rules from the prior Law of General Means of Communication (Ley de Vías Generales de Comunicación) and the rules promulgated under such law, including, without limitation, the Telecommunications Rules (Reglamento de Telecomunicaciones) which we collectively refer to as the Original Communications Laws, generally remain effective if they are not inconsistent with the 1995 Telecommunications Law and the rules promulgated under that law.

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

     •     the grant, revocation and modification of concessions and permits; and

     •     the auction of spectrum.

     During 2001 and 2002, the SCT announced that the 1995 Telecommunications Law would be amended to include new provisions related to competition, customer protection, spectrum auctions, permits for commercialization of telecommunication services and universal service. Reportedly, the amendments will focus more on networks than on services. The SCT and the telecommunications industry have been recently involved in discussions to define the content of the new law. We cannot ensure that the initiative will be presented to Congress for approval in 2003.

     The terms and conditions of concessions and permits granted under the Original Communications Laws, which is the case for the cellular concessions and permits granted to us and our subisidiaries, should be governed by the Original Communications Laws and respected under the new regulatory regime until their expiration. The 1995 Telecommunications Law may grant rights enhancing those set forth in the Original Communications Laws. For instance, rates charged by holders of concessions and permits granted under the Original Communications Laws no longer require prior approval from the SCT, but only require registration with COFETEL.

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

     Under the 1995 Telecommunications Law and the 1993 Foreign Investment Law (Ley de Inversión Extranjera), concessions may only be granted to Mexican individuals and to Mexican corporations in which non-Mexicans hold no more than 49% of their voting shares or which are not otherwise controlled by non-Mexicans, except that, in the case of concessions for cellular communications services, foreign investment participation may exceed 49% with the prior approval of the Mexican Foreign Investment Commission of the Mexican Ministry of Economy (formerly the Ministry of Commerce and Industrial Development). There are no foreign investment participation restrictions with respect to operations conducted under permits.

     A concession or a permit may be terminated pursuant to the 1995 Telecommunications Law upon:

•	expiration of its term;

•	resignation by the concession holder or the permit holder;

•	revocation;

•	expropriation; or

•	dissolution or bankruptcy of the concession holder or the permit holder.

     A concession or a permit may be revoked prior to the end of its term under certain circumstances, such as:

•	unauthorized or unjustified interruption of service;

•	the taking of any action that impairs the rights of other concessionaires or permit holders;

•	failure to comply with the obligations or conditions specified in the concession or permit;

•	failure to provide interconnection services to other holders of telecommunications concessions and permits;

•	loss of the concession or permit holder’s Mexican nationality in instances in which Mexican nationality is legally required;

•	unauthorized assignment, transfer or encumbrance of the concession or permit, of any rights under the concession or permit or of assets used for the exploitation of the concession or permit;

•	failure to pay to the Mexican government its fee for the concession or permit or, where applicable, its participation in the revenues of the holder of the concession or permit; or

•	participation of any foreign government in the capital stock of the holder of the concession or permit.

     In addition, the SCT may establish for any concession further events which could result in revocation of that concession.

     The Mexican government, through the SCT, may also temporarily seize all assets related to a concession or permit in the event of a natural disaster, war, significant public disturbance or threats to internal peace and for other reasons related to preserving public order or for economic reasons. In addition, the Mexican government has the statutory right to expropriate a concession and assets related to its exploitation for public interest reasons. Under Mexican law, the Mexican government is obligated to compensate the owner of the assets in the case of a statutory expropriation or temporary seizure, except in the event of war. If the Mexican government temporarily seizes such assets, it must indemnify the concession or permit holder for all losses and damages, including lost revenues.

     In the case of an expropriation, the amount of the compensation is to be determined by appraisers. If the party affected by the expropriation disagrees with the amount appraised, it may initiate judicial action against the Mexican government. Should no agreement be reached on the amount of the indemnity in the case of a seizure or expropriation, the determination will be made by an independent appraiser. We are not aware of any instance in which the SCT has exercised any of these powers in connection with a cellular company.

     The Original Concession

     Our right to provide radiotelephony, local wireless and data transmission services nationwide, as well as cellular service in Region 9, is based upon the concession granted on April 1, 1957, as amended, which we refer to as the Original Concession, to Servicio Organizado Secretarial, S.A., which merged into SOS Telecomunicaciones, S.A. de C.V., which we refer to as SOS. The term of the Original Concession is 50 years, and it expires on April 1, 2007. The Original Concession may, however, be revoked prior to such date in the event that SOS fails to comply with its terms or applicable law. The Original Concession is renewable upon timely application to the SCT, provided that SOS has complied with all of the requirements of the Original Concession and agrees to any new terms and conditions established by the SCT at the time of renewal.

     In consideration for the Original Concession, SOS must make payments to the Mexican government equal to 5% of all gross revenues derived from services provided through its Region 9 cellular network and payments in an amount equal to the greater of (i) 4% of all gross revenues and (ii) 10% of net income, in either case, derived from services provided through its nationwide radio communications network.

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

     In accordance with the 1995 Telecommunications Law, SOS applied to renew the Original Concession in March 1997. In December 1996, we applied to divide the Original Concession into two concessions, one relating to the provision of cellular services over the 800 MHz frequency band in Region 9, which would not be subject to restrictions on foreign investment, and a second relating to the 450 MHz frequencies, which would be subject to restrictions on foreign investment. We continue negotiating the terms and conditions for such extension and division with COFETEL.

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

Subsidiary	Percent of Gross Revenues Payable To Mexican Government

Comcel	8%
Portacel	7%
Telgolfo	8%
Portatel	6%

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

     Paging

     On December 14, 1995, Iusacell Celular and Infomin formed Infotelecom as a joint venture to market national and international paging services. Infomin has a concession, which expires on July 20, 2009, to provide nationwide paging services in Mexico. Although the joint venture agreement between Iusacell Celular and Infomin contemplates that Infomin will ultimately transfer its paging concession to Infotelecom, Infomin’s paging concession prohibits foreign ownership of more than 49% of the voting shares of the entity holding the concession. Infomin, therefore, would be unable to contribute its paging license to the joint venture so long as Verizon continued to control the management of Iusacell and Iusacell Celular continued to hold more than 49% of the voting shares of Infotelecom.

     In order to eliminate this obstacle to the transfer of the paging concession to Infotelecom, in December 1998 we sold a 2% interest in Infotelecom to Mr. José Ramón Elizondo, a former director of Iusacell Celular. As a result, we currently hold a 49% interest in Infotelecom. Infotelecom is required to make monthly payments to Infomin equal to 5% of all gross revenues for the preceding month. This payment represents the amount which Infomin as concession holder must pay to the SCT for the right to provide paging service. In 2000, Infomin received governmental approval to transfer its paging concession to Infotelecom. We expect the transfer of the concession to be implemented in 2003. The financial statements of Infotelecom are consolidated with the financial statements of Iusacell Celular. See Note 2 to the Consolidated Financial Statements.

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

     Pursuant to the modified concession, Iusatel is required to comply with technical specifications and had to serve using its own infrastructure a minimum of 11 specified cities by July 31, 1998, 26 additional specified cities by December 31, 1999 and another 13 additional specified cities by December 31, 2000. Iusatel complied with its coverage commitments in all cities except for Saltillo in Region 4. Therefore, in 2001 the SCT substituted Tlaxcala for Saltillo in our coverage commitment, and we are currently in compliance with all our coverage commitments.

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

     Local Telephony

     We believe our right to provide local telephony service is derived from the Original Concession. The Original Concession, as granted, permitted SOS to provide radiocommunications service to vehicle-mounted terminal equipment nationwide.

     In 1986, the SCT amended the Original Concession to authorize SOS to provide fixed public radiotelephony service in rural areas nationwide in accordance with plans to be approved by the SCT. In 1990, the Telecommunications Rules were promulgated by the Mexican government which further modified the Original Concession.

     These regulations classified radiocommunications services on the basis of the networks used to provide such services rather than on the basis of subscriber terminal equipment. Radiocommunications networks are generally classified as either “fixed” or “mobile.” Our radiocommunications network is a mobile network. In 1993, the SCT clarified the ability, and indeed the obligation, of SOS to interconnect customers of its nationwide radiocommunications network regardless of whether such customers use fixed, mobile or portable telephones.

     Pursuant to the Original Concession, the commencement of construction and marketing of local wireless service in the 450 MHz frequency band on a commercial basis requires the prior approval of the SCT. We have never received the SCT’s approval of our technical and economic plans for local wireless service in the 450 MHz frequency band.

     However, we have reached an agreement with the SCT on a technical process by which we can provide local wireless service in the 450 MHz frequency band in some of the existing service regions and has received a right of first refusal to acquire the concessions to provide local wireless service in such regions.

     In September 1998, we determined that, because of many factors, including the impact of changing technology since the initiation of the 450 MHz fixed local wireless project in 1994, an impairment of our investment in 450 MHz TDMA technology had occurred. As a result, we recorded a substantial non-cash write-down of our investment in the 450 MHz fixed local wireless project.

     In November 1998, Mr. Elizondo agreed to subscribe 5.1% of the capital stock of Iusatelecomunicaciones, the Iusacell Celular subsidiary which provides local wireless service in the 450 MHz frequency band on a trial basis, comprising 51% of our total voting shares. We retained a 94.9% equity interest in Iusatelecomunicaciones, including a 90% equity interest through the ownership of neutral limited voting stock (inversión neutra) and a 49% voting interest representing a 4.9% equity interest. The financial statements of Iusatelecomunicaciones are consolidated with the financial statements of Iusacell Celular. See Note 2 to the Consolidated Financial Statements.

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

Foreign Ownership Restrictions

     Pursuant to the 1995 Telecommunications Law and the 1993 Foreign Investment Law, holders of concessions to provide telecommunications services in Mexico, excluding providers of cellular service, cannot have a majority of their voting shares owned by, and cannot be otherwise controlled by, foreign persons. In February 1997, the Mexican Foreign Investment Commission conditioned its approval of Verizon assuming management control over Iusacell upon the requirement that, within a renewable period of 180 days, Iusacell would transfer at least 51% of the voting shares of Iusatelecomunicaciones and Iusatel to Mexican investors on terms acceptable to the Mexican Foreign Investment Commission. The Mexican Foreign Investment Bureau twice extended the transfer deadline.

     In November 1998, Iusacell complied with this requirement by transferring 51% of the voting shares of these two subsidiaries to Mr. Elizondo by means of a subscription to capital. Iusacell retained 49% of the voting shares of these subsidiaries, representing 4.9% of their capital. Iusacell also holds an additional 90% of the capital of these subsidiaries through the ownership of neutral limited voting stock (inversión neutra) that does not constitute voting shares for purposes of the Mexican foreign investment laws. Consequently, Iusacell holds a 94.9% equity interest in these two subsidiaries, whose financial results it consolidates.

     To participate in the auctions for concessions for microwave frequencies concluded in September 1997, we formed Punto-a-Punto Iusacell, a joint venture with Mr. Elizondo. The Mexican Foreign Investment Bureau approved a capital structure substantially similar to that authorized for Iusatel and Iusatelecomunicaciones for the microwave joint venture. The financial statements of Punto-a-Punto Iusacell are consolidated with the financial statements of Iusacell Celular. See Note 2 to the Consolidated Financial Statements.

     Moreover, in December 1998 Mr. Elizondo acquired a 2% interest in Infotelecom, from us. As a result, Iusacell currently holds only 49% of this entity, complying with the condition precedent necessary to allow Iusacell’s other partner, Infomin, a Mexican controlled company, to transfer its paging concession to Infotelecom, as previously agreed.

Rates for Telecommunications Services

     Under the Original Communications Laws, SCT approval was required for rates charged for all basic and certain value-added cellular services and for data transmission services. Historically, the SCT permitted rate increases based on the cost of service, the level of competition, the financial situation of the carrier and macroeconomic factors. Carriers were not allowed to discount the rates authorized by the SCT, although operators occasionally waived activation fees on a promotional basis. Interconnection rates were also authorized by the SCT. All terms of interconnection (such as point of interconnection) other than interconnection rates were negotiated between the regional non-wireline cellular carriers and Telmex under the SCT’s supervision. Rates for dedicated circuit services through microwave networks, and dedicated circuits and private networks through satellites were not regulated under the Original Communications Laws.

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

     In January 2001, we negotiated a rate reduction with Telmex that decreases both long distance and local cellular interconnection charges from U.S.$0.0330 to U.S.$0.0125 per minute. Additionally, we negotiated with Telmex the terms regarding payment for the projects Telmex undertook to prepare its long distance network for competition. We paid Telmex a fixed payment of approximately U.S.$13.0 million and agreed to pay a U.S.$0.0053 per minute, usage based surcharge to the local wireline interconnection rate for the next four years for long distance calls terminated in Telmex’s local networks.

     In December 2001, Telmex, Alestra and Avantel reached an agreement to further reduce the long distance interconnection rate from U.S.$0.0125 per minute to U.S.$0.00975 per minute. We negotiated with Telmex to obtain similar terms for both our long distance business and local cellular interconnection rate and these terms have been maintained until 2003.

United States Regulation

     In 1982, Bell Atlantic, like other regional Bell operating companies, was subject to a consent decree which we refer to as the Decree, resulting from anti-trust litigation between the United States Department of Justice against AT&T. The Decree required AT&T to divest itself of its local telephone companies. Under the Decree, Bell Atlantic was prohibited, with certain limited exceptions, from providing interLATA (long distance) telecommunications, engaging in the manufacture of customer premises equipment (CPE), or engaging in the manufacture or sale of telecommunications equipment.

     The Telecommunications Act of 1996 (hereinafter referred to as the “1996 Act”), which became effective on February 8, 1996, includes provisions that open local telephony markets to competition and permitted regional Bell operating companies, such as the local operating telephone companies of the former Bell Atlantic, to provide interLATA services (long distance), video programming and to engage in manufacturing, under certain conditions. Under the 1996 Act, the former Bell Atlantic was allowed to provide certain interLATA (long distance) services immediately upon enactment, including interLATA (long distance) services permitted under the Decree, interLATA (long distance) services originating outside the states where its subsidiaries provide local exchange telephone services and interLATA (long distance) services that are “incidental” to other permitted business such as wireless services.

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

     Since Iusacell is a Verizon affiliate, its operations must comply with the terms of the Decree. In 1986 and 1993, Bell Atlantic obtained waivers under the Decree that allowed it to conduct business outside the United States, subject to certain exceptions and restrictions. Under such exceptions and restrictions, a foreign telecommunications entity (FTE) affiliated with Verizon, such as Iusacell, could not provide interexchange (long distance) telecommunications services between points in the United States or own any international telecommunications facilities in the United States.

     As to telecommunications traffic between the United States and a foreign country, an FTE could provide only the foreign “half” of such traffic. An FTE was prohibited from discriminating in handling traffic to and from the United States and was limited as to interests it could own in international cable systems and satellite facilities to and from the United States. Finally, an FTE was prohibited from exporting to the United States any telecommunications equipment or CPE manufactured outside the United States.

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

     Other laws of the United States may restrict activities of Iusacell by virtue of Verizon’s ownership interest, including laws and regulations that restrict trade with, and investments in, specific countries, as well as the United States Foreign Corrupt Practices Act. The Foreign Corrupt Practices Act is also applicable to Iusacell because its securities are listed on the New York Stock Exchange.

     The Iusacell Shareholders’ Agreement contains provisions designed to require us to refrain from taking any actions that would cause Verizon to be in violation of applicable law.

C.     ORGANIZATIONAL STRUCTURE

     100% of our shares are owned by Grupo Iusacell, S.A. de C.V. The following table shows our direct and indirect subsidiaries, their principal lines of business, their countries of incorporation and the percentages of our ownership interest and voting power as of December 31, 2002.

			% direct and	% direct and
			indirect	indirect
		Country of	economic	voting
Subsidiary	Line of Business	Incorporation	interest	interest

SOS Telecomunicaciones, S.A. de C.V.	Region 9 cellular	Mexico	100.0	100.0
Comunicaciones Celulares de Occidente, S.A. de C.V.(1)	Region 5 cellular	Mexico	100.0	100.0
Sistemas Telefónicos Portátiles Celulares, S.A. de C.V.	Region 6 cellular	Mexico	100.0	100.0
Telecomunicaciones del Golfo, S.A. de C.V.	Region 7 cellular	Mexico	100.0	100.0
Iusacell, S.A. de C.V.	Sales and marketing	Mexico	100.0	100.0
Sistecel, S.A. de C.V	Administrative services	Mexico	100.0	100.0
Iusatel, S.A. de C.V.	Long distance	Mexico	94.9	49.0
Iusatel USA, Inc.(2)	Long distance U.S	United States	94.9	49.0
Iusatelecomunicaciones, S.A. de C.V.	Local wireless	Mexico	94.9	49.0
Grupo Iusacell Nicaragua, S.A.	Inactive	Nicaragua	100.0	100.0
Punto-a-Punto Iusacell, S.A. de C.V.	Microwave transmission	Mexico	94.9	49.0
Infotelecom, S.A. de C.V.	Paging	Mexico	49.0	49.0
Inmobiliaria Montes Urales 460, S.A. de C.V.	Real estate	Mexico	100.0	100.0
Iusanet, S.A. de C.V.	Services	Mexico	100.0	100.0
Editorial Celular, S.A. de C.V.	Publishing	Mexico	40.0	40.0
Grupo Portatel, S.A. de C.V.	Region 8 cellular	Mexico	100.0	100.0
Portatel del Sureste, S.A. de C.V.(3)	Region 8 cellular	Mexico	100.0	100.0
Mexican Cellular Investment, Inc.	Holding company for Comunicaciones Celulares de Occidente, S.A. de C.V.	United States	100.0	100.0

(1)	Held through Mexican Cellular Investment, Inc.

(2)	Held through Iusatel, S.A. de C.V.

(3)	Held through Grupo Portatel, S.A. de C.V.

     All of the above companies, including those in which we own directly or indirectly a minority voting interest, except for Editorial Celular, S.A. de C.V., are consolidated with the financial statements of Iusacell Celular. See Note 2 to the Consolidated Financial Statements.

D.     PROPERTY, PLANT AND EQUIPMENT

     As of December 31, 2002, we operated in our service regions a total of 128 customer sales and service centers, 582 cellular cell sites, 123 repeaters, 31 cellular microwave transmission repeaters, 14 fixed local wireless 450 MHz cell sites, 69 paging antennas, 6 switches for cellular service, 1 switch for local wireless service and 3 switches for long distance service.

     We generally lease the land and cellular tower space where our customer sales and service centers, cell sites, antennas, microwave transmission equipment and switching centers are located. We own and lease administrative offices in Mexico City as well as in Guadalajara, León, Guanajuato, Puebla, Monterrey, Mérida, Tijuana and Ciudad Juárez. We generally own our cellular network equipment, subject to liens.

     On December 29, 1999, we entered into a series of agreements, which agreements were amended in May 2002, with MATC Celular with respect to our existing towers and future tower needs. As of May 30, 2003, our subsidiaries lease from MATC Celular 715 sites, including 320 transfer sites, a number of built-to-suit sites and co-locations.

     As of December 31, 2002, the book value of our property and equipment, before accumulated depreciation of Ps.6,894.2 million (U.S.$661.3 million), consisted of the following:

	Value

	(in thousands of constant pesos
	as of December 31, 2002
	and millions of U.S. dollars)
Property and Equipment

Buildings and facilities	Ps.	1,725.4	U.S.$	165.5
Communications equipment		10,762.2		1,032.3
Furniture and fixtures		379.3		36.4
Transportation equipment		61.9		5.9
Computer equipment		1,759.9		168.8
Cellular rental telephones		10.4		1.0
Land		68.9		6.6
Construction in progress		678.0		65.0
Advances to suppliers		1.1		0.1

     See Item 5, “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures” for a discussion of our planned capital expenditures and existing encumbrances on our property and equipment. See also Notes 4 and 8 to the Consolidated Financial Statements.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read the following discussion and analysis in conjunction with the Consolidated Financial Statements included elsewhere in this Annual Report. Unless otherwise indicated, all financial information in this Annual Report is presented in constant pesos with purchasing power as of December 31, 2002. The U.S. dollar translations provided in this Annual Report are, unless otherwise indicated, calculated at the Noon Buying Rate at December 31, 2002, which was Ps.10.425 per U.S.$1.00. Sums may not add due to rounding.

A.     OPERATING RESULTS

General

     The following discussion and analysis is intended to help you understand and assess the significant changes and trends in the historical results of operations and financial condition of Iusacell Celular and its subsidiaries and the factors affecting our financial resources.

     The Consolidated Financial Statements have been prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. Note 22 to the Consolidated Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to Iusacell Celular. Note 22 to the Consolidated Financial Statements also provides a reconciliation to U.S. GAAP of Iusacell Celular’s net income (loss) for the years ended December 31, 2000, 2001 and 2002 and of stockholders’ equity as of December 31, 2001 and 2002.

     As a Mexican company, we maintain our financial records in pesos. Pursuant to Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information,” and Bulletin B-12, “Statement of Changes in Financial Position,” issued by MIPA, Iusacell’s financial statements are reported in period-end pesos to adjust for the inter-period effects of inflation. The presentation of financial information in period-end, or constant, currency units is intended to eliminate the distorting effect of inflation on the financial statements and to permit comparisons in comparable monetary units. Bulletin B-10 requires us to restate non-monetary assets, non-monetary liabilities and the components of stockholders’ equity using the INPC. We have not eliminated the effects of these inflation accounting principles in the reconciliation to U.S. GAAP. See Note 22 to the Consolidated Financial Statements.

     Except where otherwise indicated, financial data for all periods in the Consolidated Financial Statements and throughout this Annual Report have been restated in constant pesos as of December 31, 2002, in accordance with the fifth amendment to Bulletin B-10. References in this Annual Report to “real” amounts are to inflation-adjusted pesos and references to “nominal” amounts are to unadjusted historical pesos. In calendar years 2000, 2001 and 2002, the rates of inflation in Mexico, as measured by changes in the INPC, were 9.0%, 4.4% and 5.7%, respectively. The inflation indices used are 1.1036 for 2000 figures and 1.0570 for 2001 figures.

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

     Net foreign exchange gains or losses reflect the impact of changes in foreign exchange rates on monetary assets and liabilities denominated in currencies other than pesos. A foreign exchange loss arises if a liability is denominated in a foreign currency which appreciates relative to the peso between the time the liability is incurred and the date it is repaid, as the appreciation of the foreign currency results in an increase in the amount of pesos required to repay the specified amount of the foreign currency liability. We incurred a foreign exchange loss in 2000 and 2002 on our U.S. dollar denominated debt as the peso depreciated against the U.S. dollar. A foreign exchange gain arises if a liability is denominated in a foreign currency which depreciates relative to the peso between the time the liability is incurred and the date it is repaid, as the depreciation of the foreign currency results in a decrease in the amount of pesos required to repay the specified amount of the foreign currency liability. In 2001, we incurred a foreign exchange gain on our U.S. dollar denominated debt as the peso appreciated against the U.S. dollar.

     The gain or loss on monetary position refers to the gains and losses realized from holding net monetary liabilities or assets and reflects the impact of inflation on monetary liabilities and assets. For example, a gain on monetary position results from holding net monetary liabilities during periods of inflation, such as in 2000, 2001 and 2002, as the purchasing power of the peso declines over time.

Devaluation and Inflation

     Mexico experienced a severe economic crisis following the devaluation of the peso in December 1994, when the Mexican government first allowed the peso to fluctuate freely against the U.S. dollar. The value of the peso generally continued to decline during subsequent years, depreciating by 54.8% relative to the U.S. dollar in 1995 and by 22.7% in 1998. The peso has generally recovered in recent years, depreciating by 1.5% and 13.7% against the U.S. dollar in 2000 and 2002, respectively, and appreciating by 4.8% in 2001.

     Depreciation of the value of the peso has contributed to sharp increases in inflation. Inflation, which had been 7.1% in 1994 as measured by changes in the INPC, increased to 52.0% and 27.7% in 1995 and 1996, respectively. After a reduction to 15.7% in 1997, inflation was 18.6% for the year 1998. Since then, inflation has declined to 12.3% in 1999, 9.0% in 2000, 4.4% in 2001 and 5.7% in 2002.

     In the past, devaluation and depreciation of the peso, as well as inflation, have negatively affected our results of operations and financial condition and may do so in the future.

Impact of Devaluation and Inflation on our Results of Operations

     The general economic conditions in Mexico resulting from the devaluation of the peso and the resulting inflation have had, and may have, an overall negative impact on our results of operations primarily as a result of the following factors:

•	Peso devaluations result in a decrease in the purchasing power of Mexican consumers, resulting in a decrease in the demand for all goods and services, including cellular telephony;

•	Due to competitive market conditions and the overall state of the Mexican economy, we have not been able to increase our prices in line with the inflation rate;

•	Significant inflation leads to an upward restatement of our assets, resulting in a substantial increase in depreciation and amortization expense; and

•	Given our net U.S. dollar liability position, devaluation of the peso as compared to the U.S. dollar results in the recording of net foreign exchange losses, and appreciation of the peso as compared to the U.S. dollar results in the recording of net foreign exchange gains.

     See “— Liquidity and Capital Resources — Certain Hedging Activities” and Item 11, “Quantitative and Qualitative Disclosures about Market Risk” for a description of contracts we have used to hedge against the devaluation of the peso and inflation.

Tower Monetization

     In December 1999, we entered into a series of agreements with MATC Celular. These agreements, which were amended in May 2002, among other things, gave MATC Celular the right to acquire approximately 350 of our existing non-strategic towers. We sold and leased back a total of 67 non-strategic towers to MATC Celular for approximately Ps.91.6 million in net gains in 2002. During 2001 and 2002, we sold and leased back a total of 311 non-strategic cellular towers to MATC Celular and fulfilled our contractual obligation under the existing agreements. We have no further commitment with MATC Cellular to sell additional towers. We are leasing back these towers from MATC Celular and subleasing them to our operating subsidiaries.

     The difference between the sale price and book value of the towers sold is being recorded as a reduction in operating expense. In 2002, we recorded an expense reduction under Mexican GAAP of Ps.91.6 million in connection with our sale of 67 towers to MATC Celular. However, the leasing of the towers from MATC Celular results in an increase in our operating expenses, which we experienced in 2002. Under U.S. GAAP, the gain was deferred and recognized on a pro-rata basis over the life of the lease. See Note 22 to the Consolidated Financial Statements for a further discussion.

Results of Operations

     The following table presents results of operations data for the years ended December 31, 2001 and 2002.

	Year Ended December 31,

	2001	2002	Change

	Ps.	Ps.	%

	(In millions of constant December 31, 2002 pesos except percentages)
Total revenues	6,647.3	5,581.6	(16.0)
Cost of sales	1,960.4	2,037.4	3.9
Operating expenses	2,346.8	1,783.6	(24.0)
Depreciation and amortization	2,715.1	2,121.6	(21.9)
Other operating income	325.4	91.6	(71.9)
Operating loss	(49.6)	(269.3)	(442.9)
Integral financing gain (loss)	132.2	671.2	(407.7)
Net (loss) profit	(314.6)	(1,060.9)	(237.2)

     Revenues

     Total revenues consist of service revenues and telephone equipment and other revenues. Our cellular service revenues are principally derived from the provision of mobile wireless telephone service in Mexico. Our cellular service revenues also include revenues attributable to in-roaming and long distance service revenue generated by our mobile wireless subscribers, revenues from the provision of telecommunication services in Mexico other than mobile wireless telephone service, including long distance service revenues from non-mobile subscribers and revenues from the provision of data transmission, fixed local wireless and paging services. Our service revenues include all Bulletin B-10 inflation adjustments on all service revenue line items, whether mobile wireless service revenues or other service revenues. Telephone equipment and other revenues consist primarily of revenues from the sales of mobile telephone equipment and accessories, as well as revenues attributable to out-roaming and revenues from the sale of dark fiber optic cable. Revenues attributable to out-roaming are passed through to the applicable host operator.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

     The following table presents the sources of our revenues for the years ended December 31, 2001 and 2002:

	Year Ended December 31,

	2001		2002		Change

	Ps.	%	Ps.	%	%

	(In millions of constant pesos as of December 31, 2002, except percentages)
Service revenues	6,005.6	90.3	4,989.7	89.4	(16.9)
Telephone equipment and other revenues	641.7	9.7	591.9	10.6	(7.8)

Total revenues	6,647.3	100.0	5,581.6	100.0	(16.0)

     The table below presents service revenues by source for the years ended December 31, 2001 and 2002:

	Year Ended December 31,

	2001(1)		2002(1)		Change

	Ps.	%	Ps.	%	%

	(In millions of constant pesos as of December 31, 2002, except percentages)
Airtime(2)	3,002.7	50.0	1,517.7	30.4	(49.5)
Monthly fees	1,842.4	30.7	2,631.4	52.7	(42.8)
Long Distance	686.4	11.4	436.2	8.7	(36.5)
Value-added services and in-roaming(3)	474.1	7.9	338.1	6.8	(28.7)
Other(4)	—	—	66.3	1.4	—

Total service revenues	6,005.6	100.0	4,989.7	100.0	(16.9)

(1)	Figures include intercompany eliminations.

(2)	Airtime includes amounts billed to other carriers for incoming minutes under CPP, additional outgoing postpaid minutes to those included in the package contracted for and prepaid outgoing minutes net of unbilled minutes. Incoming and outgoing airtime is charged on a per-minute basis.

(3)	Includes fees for value-added services, such as call waiting, call transfer, emergency service, secretarial service and three-way calling, and revenues from premiums for surety bonds, insurance-related charges payable by subscribers, rural and public telephony and Iusacell’s cellular magazines, as well as in-roaming service revenue. Does not include charges for related airtime. Customers using SMS value-added services such as news, weather, sports and entertainment reports are charged only for airtime. These revenues are therefore included in airtime.

(4)	Includes administrative revenues from our parent company, Iusacell.

     The customer base increased 10.2% in 2002, growing from 1,854,697 customers in 2001 to 2,044,293 in 2002. The 2002 growth occurred primarily during the first half of the year as management focused on increasing the prepaid customer base. During the second half of the year, both gross and net additions declined comparatively, reflecting the new emphasis on high-value customers. Year over year subscriber growth was negatively impacted by this change in strategy. A high churn rate, particularly in the prepaid and “incoming calls only” base, combined with continued economic pressures on Mexican consumption contributed to the decline.

     Prepaid customers increased 16.7% in 2002, from 1,450,709 customers in 2001 to 1,692,511 in 2002. The increase in 2002 reflects our efforts at that time to expand that segment. “Incoming calls only” prepaid customers, the substantially majority of whom generate little traffic, grew by 51.3% in 2002, from 768,076 customers in 2001 to 1,162,188 in 2002. Revenues from these customers do not have certain costs associated with them which we incur in connection with postpaid customers, such as sales commissions, advertising and bad debt expenses. A prepaid customer is included as a customer if the customer’s telephone number remains activated at the end of the reporting period. During the third quarter 2001, we reduced the initial period for using an activated prepaid card from 185 days to 60 days effective July 1, 2001. If a customer has not activated a new card or recharged the airtime in its account at the end of 60 days, the balance of the customer’s account becomes zero, and the customer loses the ability to make outgoing calls for an additional period of 305 days. During the third quarter 2001, we began to turn over “incoming calls only” prepaid customers who had reached the end of the additional 305-day period without activating a new card or otherwise recharging the airtime in their accounts. In February 2003, in coordination with the launch of promotional prepaid cards, we extended the initial period for using an activated Ps.450.0 prepaid card from 60 days to 90 days.

     In 2002, postpaid customers declined 12.9% to 351,782 or 17.2% of total subscribers, due to lower gross additions and increased disconnections of customers. The December 31, 2002 postpaid subscriber data includes approximately 48,885 public telephony customers who are considered postpaid customers due to the contractual nature of their service.

     Gross additions for 2002 totaled 1,080,683 customers, which represents a 2.9% increase over 2001. These additions were mainly derived from the strategic focus on prepaid additions during the first half of 2002. During the second half of 2002, however, we implemented a strategic shift, which triggered sales of higher-value products through changes in the commission structure, but actually resulted in a decrease in gross additions during the second half of 2002, particularly in the low and ultra-low value prepaid segments.

     Average monthly churn for the year declined from 3.9% in 2001 to 3.4% in 2002, although churn increased during the second half of the year as we actively sought to remove non- or low-revenue producing prepaid customers. Postpaid subscriber churn decreased from an average monthly level of 3.8% in 2001 to 3.6% in 2002. We have adopted strict collection procedures to reduce bad debt expense and have implemented new activation policies and retention programs.

     As a result of higher gross additions and lower average churn, net additions increased 9.0%, from 173,947 customers in 2001 to 189,596 in 2002. This includes the extraordinary removal during the third quarter of 2002 of 44,506 customers who were determined to be inactive prepaid users and were not taken into consideration in the blended churn rate for the year.

     Total service revenues decreased by 16.9% to Ps.4,989.8 million in 2002, from Ps.6,005.6 million in 2001, representing 89.4% and 90.3% of total revenues in 2002 and 2001, respectively. Service revenues decreased as a result of fewer postpaid customers and lower nominal average monthly cellular revenue per customer (ARPU).

     Monthly fees from postpaid subscribers decreased 42.8% in 2002 from Ps.2,631.4 million in 2001 to Ps.1,842.4 million in 2002. Monthly fees decreased primarily due to fewer postpaid customers and an increase in the number of hybrid subscribers as a proportion of the total postpaid base, particularly during the first half of 2002. Airtime revenues decreased 49.5% from Ps.3,002.6 million in 2001 to Ps.1,517.7 million in 2002, primarily as a result of fewer postpaid subscribers. Long distance cellular revenue decreased by 36.5% from Ps.686.3 million in 2001 to Ps.436.4 million in 2002. This decrease is the result of fewer postpaid subscribers and a higher proportion of incoming only subscribers in the prepaid subscriber base.

     Blended average monthly minutes of use (MOUs) for 2002 decreased 25.0%, from 84 minutes to 63 minutes, primarily due to a higher proportion of prepaid customers in our subscriber base and reduced consumption. Among postpaid customers, average monthly MOUs decreased 14.4%, from 250 minutes in 2001 to 214 minutes in 2002, mainly due to the increased proportion of hybrid customers who have lower consumption patterns than the remainder of the postpaid customer base. Average MOUs increased 3.6% among prepaid customers, from 28 minutes in 2001 to 29 minutes in 2002, primarily due to promotions aimed at increasing use by higher value customers in the prepaid customer base.

     ARPU decreased 28.5% from Ps.267.0 in 2001 to Ps.191.0 in 2002, as a result of lower average MOUs and the higher proportion of prepaid customers in our customer base. Postpaid ARPU decreased 13.2% from Ps.798.0 in 2001 to Ps.693.0 in 2002, primarily as a result of a higher proportion of hybrid customers in our customer base. Prepaid ARPU declined 11.1% from Ps.90.0 in 2001 to Ps.80.0 in 2002, due to a higher proportion of lower revenue generating customers in the customer base during the first half of the year.

     Telephone Equipment and Other Revenues. Telephone equipment and other revenues decreased 7.8% in 2002, from Ps.641.7 million in 2001 to Ps.591.9 million in 2002. This decrease was primarily due to lower postpaid gross sales and lower revenues from out-roaming in 2002.

     Cost of Sales. Our cost of sales includes cost of services, cost of telephone equipment and other costs. Total cost of sales remained relatively flat in 2002 at Ps.2,037.4 million. As a percentage of total revenues, cost of sales increased to 36.5% compared to 29.5% in 2001.

     Cost of Services. Cost of services includes taxes and fees on revenues payable to the Mexican government, interconnection costs, and technical costs such as maintenance, repair costs, lease expenses, salaries of technical personnel and utilities on a pro-rata basis. As a percentage of total revenues, cost of services increased to 27.8% in 2002 from 23.5% in 2001, although in absolute peso terms, Iusacell Celular’s cost of services declined 0.7% to

Ps.1,549.5 million in 2002 as compared to Ps.1,560.8 million in 2001. This decrease resulted from stringent financial controls we implemented in 2002, despite higher lease costs associated with an increased number of non-strategic towers sold to and leased back from MATC Celular during the year. See “— Tower Monetization.”

     Cost of Telephone Equipment and Other. Cost of telephone equipment and other includes that portion of handset and accessory costs that are not capitalized, handset and accessory inventory obsolescence charges and the cost of dark fiber optic cable sold. Cost of telephone equipment and other increased 22.1% in 2002 from Ps.399.6 million in 2001 to Ps.487.8 million primarily due to partial subsidizing of telephones sold to prepaid customers and higher cost of dark fiber optic sales. As a percentage of revenues, other costs increased from 6.0% in 2001 to 8.7% in 2002. As a percentage of the telephone equipment and other revenues, the cost of telephone equipment and other increased to 82.4% in 2002 from 62.3% in 2001. The cost of a cellular handset given to a postpaid customer is amortized over 12 months, the average length of our cellular contract, instead of being immediately expensed in the period in which the customer receives the telephone.

     Operating Expenses

     Operating expenses decreased 24.0% from Ps.2,346.8 million in 2001 to Ps.1,783.6 million in 2002. As a percentage of total revenues, operating expenses decreased from 35.3% in 2001 to 32.0% in 2002.

     As a percentage of total revenues, sales and advertising expenses decreased to 24.4% in 2002 from 26.3% in 2001. In peso terms, sales and advertising expenses decreased 21.9% from Ps.1,747.6 million in 2001, to Ps.1,364.6 million in 2002, primarily because of higher television advertising rates as well as expenses incurred in association with the consolidation of Region 8 cellular service into our business.

     General and administrative expenses decreased 30.1% from Ps.599.2 million in 2001 to Ps.419.0 million in 2002, due to stringent cost controls, lower headcount and restructured compensation plans. As a percentage of total revenues, general and administrative expenses declined to 7.5% in 2002 from 9.0% in 2001.

     Other Operating Income

     We had other income of Ps.91.6 million in 2002 mainly as a result of the sale of 67 towers to MATC Celular. The same towers were leased back from MATC Celular by our subsidiary Iusacell Arrendadora, S.A. de C.V. See “— Tower Monetization.” In 2001, we had other income of Ps.325.4 million from the sale of 244 towers.

     Depreciation and Amortization

     Depreciation and amortization expenses decreased 21.9% from Ps.2,715.1 million in 2001 to Ps.2,121.6 million in 2002, primarily due to a reduced level of capital expenditures during the period, lower handset amortization expenses attributable to lower postpaid gross additions, more cost-effective handset purchases and better targeted handset subsidies for high-value customers.

     Operating Loss

     We reported an operating loss of Ps.269.3 million in 2002, as compared to a loss of Ps.49.6 million in 2001. Excluding the benefit of tower sales and the impact of fiber optic inventory sales in both years, we would have reported operating losses of Ps.360.9 million and Ps.375.0 million in 2002 and 2001, respectively.

     Integral Financing Results

     We recorded an integral financing cost of Ps.671.2 million in 2002, compared to a cost of Ps.132.2 million in 2001. This difference was primarily driven by a Ps.507.1 million foreign exchange loss resulting from the 13.8% depreciation of the peso against the US dollar during the year, compared to a 4.8% appreciation recorded in 2001 resulting in an exchange gain that year. As a result of a higher inflation rate in 2002 of 5.7% compared to a 4.4% inflation rate in 2001, gains from monetary position increased 26.5%.

     Net Loss

     We generated a net loss of Ps.1,060.9 million in 2002 compared to a loss of Ps.314.6 million in 2001. This result was due primarily to the larger operating loss and increased integral financing cost. Excluding the tower and fiber optic-related benefits, we would have reported a net loss of Ps.1,152.6 million in 2002 and Ps.640.1 million in 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

     Revenues

     The following table presents the sources of our revenues for the years ended December 31, 2000 and 2001:

	Year Ended December 31,

	(In millions of constant pesos as of December 31, 2002, except percentages)
	2000		2001		Change

	Ps.	%	Ps.	%	%

Service revenues	5,497.5	90.8	6,005.6	90.3	9.2
Telephone equipment and other revenues	558.8	9.2	641.7	9.7	14.8

Total revenues	6,056.3	100.0	6,647.3	100.0	9.8

     The table below presents service revenues by source for the years ended December 31, 2001 and 2000:

	Year Ended December 31,

	2000(1)		2001(1)		Change

	Ps.	%	Ps.	%	%

	(In millions of constant pesos as of December 31, 2002, except percentages)
Airtime(2)	2,677.7	48.7	3,002.7	50.0	12.1
Monthly fees	1,808.2	32.9	1,842.3	30.7	1.9
Long Distance	562.8	10.2	686.4	11.4	22.0
Value-added services and in-roaming(3)	448.8	8.2	474.2	7.9	5.7

Total service revenues	5,497.5	100.0	6,005.6	100.0	9.2

(1)	Figures include intercompany eliminations.

(2)	Airtime includes amounts billed to other carriers for incoming minutes under CPP, additional outgoing postpaid minutes to those included in the package contracted for and prepaid outgoing minutes net of unbilled minutes. Incoming and outgoing airtime is charged on a per-minute basis.

(3)	Includes fees for value-added services, such as call waiting, call transfer, emergency service, secretarial service and three-way calling, and revenues from premiums for surety bonds, insurance-related charges payable by subscribers, rural and public telephony and Iusacell’s cellular magazines, as well as in-roaming service revenue. Does not include charges for related airtime. Customers using value-added services such as news, weather, sports and entertainment reports are charged only for airtime. These revenues are therefore included in airtime.

     We had 1,854,697 and 1,681,219 mobile wireless subscribers at December 31, 2001 and 2000, respectively.

     Prepaid subscribers increased 17.1% from 1,238,625 subscribers or 73.7% of total subscribers, at December 31, 2000 to 1,450,709 or 78.2% of total subscribers, at December 31, 2001. This figure includes 98,470 prepaid subscribers in Region 8 in southern Mexico as a result of our acquisition of Portatel which represent 6.8% of the total prepaid subscriber base at December 2001. “Incoming calls only” prepaid customers, the substantial majority of whom generate little traffic, grew by 179.3% from 275,001 at December 31, 2000 to 768,076 at December 31, 2001. Revenues from these customers do not have certain costs associated with them which we incur in connection with postpaid customers, such as sales commissions, advertising or bad debt expenses. A prepaid customer is included as a customer if the customer’s telephone number remains activated at the end of the reporting period. In the third quarter 2001, we reduced the initial period for using up an activated prepaid card from 185 days to 60 days effective July 1, 2001. If a customer has not activated a new card or recharged the airtime in its account at the end of 60 days, the balance of the customer’s account becomes zero, and the customer loses the ability to make outgoing calls for an additional period of 305 days. During the third quarter 2001, we began to turn over “incoming calls only” prepaid customers who had reached the end of the additional 305-day period without activating a new card or otherwise recharging the airtime in their accounts.

     Postpaid subscribers decreased 8.7% from 442,594 subscribers or 26.3% of total subscribers at December 31, 2000 to 403,988 or 21.8% of total subscribers at December 31, 2001. This figure includes 15,112 postpaid subscribers in Region 8 in southern Mexico. Without including the Region 8 postpaid subscribers as of December 2001, the decline would have been 12.1% from period to period. The December 31, 2001 postpaid subscriber data includes approximately 37,972 public telephony numbers that have been considered postpaid customers since January 1, 2000.

     Total service revenues increased by 9.2% to Ps.6,005.6 million (U.S.$576.1 million) in 2001 from Ps.5,497.5 million (U.S.$527.3 million) in 2000 and represented 90.3% and 90.8% of total revenues in 2001 and 2000 respectively. Revenues increased primarily as a result of total subscriber growth, greater usage as a result of the digitalization of the postpaid subscriber base and traffic growth.

     Monthly fees from postpaid subscribers grew by 1.9% from Ps.1,808.2 million (U.S.$173.4 million) in 2000 to Ps.1,842.3 million (U.S.$176.7 million) in 2001. Monthly fees increased notwithstanding an increase in the number of lower-end subscribers in 2001. Airtime revenues increased 12.1% from Ps.2,677.7 million (U.S.$256.9 million) in 2000 to Ps.3,002.7 million (U.S.$288.0 million) in 2001, primarily as a result of traffic growth related to calling party pays and greater usage by postpaid subscribers. Long distance cellular revenue increased by 22.0% to Ps.686.4 million (U.S.$65.8 million) in 2001 from Ps.562.8 million (U.S.$54.0 million) in 2000. This growth is the result of higher usage by the subscriber base.

     Average monthly MOUs for all subscribers for 2001 (excluding “incoming calls only” prepaid customers) were 117, an increase of 24.5% as compared to the average monthly MOUs of 94 in 2000. MOUs among postpaid customers increased by 1.6% from 246 in 2000 to 250 in 2001. MOUs among prepaid customers also increased by 40.6% from 32 in 2000 to 45 in 2001. This increase in MOUs was driven by increased traffic growth and greater usage by the total prepaid subscriber base and the reduction of the period within which to use the prepaid card from 180 days to 60 days.

     Nominal average monthly cellular revenue per subscriber for all subscribers (excluding “incoming calls only” prepaid customers) increased 15.0% to Ps.391 (U.S.$37.5) in 2001 from Ps.340 (U.S.$32.6) in 2000. The increase was driven mainly by higher usage by the subscriber base, increased traffic growth and the reduction of the period within which to use the prepaid card from 180 days to 60 days.

     Postpaid subscriber churn increased to an average monthly level of 3.8% in 2001 from 3.5% in 2000. We have adopted strict collection procedures to reduce the bad debt expense and have implemented new activation policies and retention programs.

     Telephone Equipment and Other. Telephone equipment and other revenues increased 14.8% to Ps.641.7 million (U.S.$61.6 million) in 2001 from Ps.558.8 million (U.S.$53.6 million) in 2000. The 14.8% increase in revenues resulted mainly from increased out-roaming fees.

     Cost of Sales

     Total cost of sales increased 1.9% to Ps.1,960.4 million (U.S.$188.0 million) in 2001 from Ps.1,923.9 million (U.S.$184.6 million) in 2000. As a percentage of total revenues, cost of sales decreased to 29.5% in 2001 from 31.8% in 2000.

     Cost of Services. As a percentage of total revenues, cost of services decreased to 23.5% in 2001 from 25.6% in 2000. Cost of services slightly increased 0.9% to Ps.1,560.8 million (U.S.$149.7 million) in 2001 from Ps.1,547.6 million (U.S.$148.4 million) in 2000. The increase was primarily driven by the higher access costs paid to other carriers due to increased mobile-to-mobile CPP traffic as well as lease costs following the sale of certain transmission towers in 2001. See “ — Tower Monetization”. Partially offsetting those items were the reduction of interconnection rates in January 2001, the more efficient use of our fiber network and the one-time adjustment in provisions of gross cellular airtime revenues payable to the Mexican government.

     Cost of Telephone Equipment and Other. Cost of telephone equipment and other increased 6.2% to Ps.399.6 million (U.S.$38.3 million) in 2001 from Ps.376.3 million (U.S.$36.1 million) in 2000 primarily due to the three-month consolidation of Portatel, partial subsidization of telephones sold to prepaid customers and an increase in accessory obsolescence charges. As a percentage of the telephone equipment and other revenues, the cost of telephone equipment and other decreased to 62.3% in 2001 from 67.3% in 2000. The cost of a cellular handset given to a postpaid customer is amortized over 12 months, the average length of our cellular contract, instead of being immediately expensed in the period in which the customer received the telephone.

     Operating Expenses

     Operating expenses increased 15.8% to Ps.2,346.8 million (U.S.$225.1 million) in 2001 from Ps.2,026.8 million (U.S.$194.4 million) in 2000. As a percentage of total revenues, operating expenses increased from 33.5% in 2000 to 35.3% in 2001. As a percentage of total revenues, sales and advertising expenses increased to 25.6% in 2001 from 24.6% in 2000. In peso terms, sales and advertising expenses increased 14.9%, to Ps.1,704.1 million (U.S.$163.5 million) from Ps.1,483.2 million (U.S.$142.3 million) in 2000, primarily because of higher television advertising rates as well as expenses incurred in association with the consolidation of Region 8 cellular service into our business. General and administrative expenses increased 18.2% to Ps.642.6 million (U.S.$61.6 million) in 2001, from Ps.543.6 million (U.S.$52.1 million) in 2000, due to lower capitalization of engineering expenses, higher consulting and vendor fees as well as charges associated with the consolidation of Portatel, the provider of cellular service in Region 8 which we acquired. As a percentage of total revenues, general and administrative expenses increased slightly to 9.7% in 2001 from 9.0%.

     Other Income

     We had other income of Ps.325.4 million (U.S.$31.2 million) in 2001 mainly as a result of the sale of 244 towers to MATC Celular. The same towers were leased back from MATC Celular by Iusacell’s subsidiary, Iusacell Arrendadora, S.A de C.V. See “— Tower Monetization”.

     Depreciation and Amortization

     In 2001, management completed a review of its depreciation and amortization policies related to certain analog and digital network equipment and postpaid handsets. The aim of the study was to align the estimated remaining useful lives of those assets with current international benchmarks. As a result of the review, a change in the weighted estimated useful life of the network assets was made. The weighted average useful life for the network equipment was extended to 10 years, compared to the 8.7 years previously used. With regard to the amortization of postpaid handset costs, we shortened the average amortization period from 18 months to 12 months. Depreciation and amortization expenses increased 7.9% to Ps.2,715.1 million (U.S.$260.4 million) in 2001, from Ps.2,516.7 million (U.S.$241.4 million) in 2000 primarily due to the higher postpaid handset amortization expense in 2001.

     Operating Loss

     We reported an operating loss of Ps.49.6 million (U.S.$4.8 million) in our Consolidated Financial Statements in 2001, compared to an operating loss of Ps.411.1 million (U.S.$39.4 million) in 2000. The lower operating loss was attributable to the benefit resulting from the sale of our towers. Without considering this benefit, our operating loss for 2001 would be Ps.375.0 million (U.S.$36.0 million).

     Integral Financing Results

     We recorded an integral financing cost of Ps.132.2 million (U.S.$12.7 million) in 2001 compared to an integral financing cost of Ps.163.8 million (U.S.$15.7 million) in 2000. The lower cost was attributable to several factors. Net interest expense decreased by 24.3% from Ps.538.8 million (U.S.$51.7 million) in 2000 to Ps.407.9 million (U.S.$39.1 million) in 2001 as a result of lower interest rates and a stronger peso which appreciated by 4.8% against the U.S. dollar from December 2000 to December 2001. Also due to this appreciation of the peso, we recorded a foreign exchange gain of Ps.101.3 million (U.S.$9.7 million) in 2001 compared to a foreign exchange loss of Ps.20.7 million (U.S.$2.0 million) in 2000. We also posted a lower gain in monetary position of Ps.174.4 million (U.S.$16.7 million) in 2001 compared to a gain of Ps.395.7 million (U.S.$38.0 million) in 2000 due to the effect on our net peso liability position of the lower period-over-period inflation rate of 4.4% in 2001 compared to 8.9% in 2000.

     Net Loss

     As a result of the factors described above, our net loss was Ps.314.6 million (U.S.$30.2 million) in 2001 compared to a net loss of Ps.710.7 million (U.S.$68.2 million) in 2000.

Income Tax, Asset Tax and Employees’ Profit Sharing

     Beginning January 1, 1999, as a result of Mexican Income Tax Law amendments, we must limit our tax consolidation to 60% of all our subsidiaries, except for four entities (Iusatel, S.A. de C.V., Iusatelecomunicaciones, S.A. de C.V., Infotelecom, S.A. de C.V. and Punto-a-Punto Iusacell, S.A. de C.V.) which are not included in our annual consolidated income tax return (although they are consolidated for financial reporting purposes), because we do not hold at least 51% of the voting shares of such subsidiaries.

     In December 2000, the Mexican Finance Ministry (Secretaría de Hacienda y Crédito Público) ruled that we could prepare consolidated tax returns for ourselves and the subsidiaries in which we hold a majority of voting shares and thereby apply our net operating loss carryforwards against our and such subsidiaries’ profits. In April 2001, the Mexican Finance Ministry ruled that Iusacell Celular’s net operating loss carryforwards could be transferred to Iusacell, so that Iusacell could apply such net operating loss carryforwards against its and its majority-owned subsidiaries’ tax result.

     Iusacell and its subsidiaries pay an alternative net asset tax, which is levied on the average value of substantially all assets less certain liabilities. This tax, which is 1.8% of the taxable base, is required to be paid if the amount of the asset tax exceeds the computed income tax liability. We provided for Ps.165.2 million, Ps.154.7 million and Ps.111.6 million as asset tax for 2000, 2001 and 2002 respectively. These taxes may be applied in subsequent years against income tax payments, to the extent income tax liabilities for such years exceed the net asset tax calculation. Due to net losses, we paid no income taxes in 2001 and 2002 and paid the asset taxes specified above. In 2000, as a result of the new tax consolidation rules, we paid Ps.47.4 million in income taxes as well as the asset tax specified above, even though Iusacell recorded a net loss on a fully consolidated basis. In 2002, due to the change in the statutory income tax rate which became effective annually in 2003, Iusacell and its subsidiaries reduced the deferred tax asset in 2002, resulting in a provision of deferred asset tax of 163.1 million. See Note 12 to the Consolidated Financial Statements for a discussion of our tax loss carryforwards.

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

New Mexican Accounting Pronouncements

     In November 2001, the MIPA issued the revised Bulletin C-9, “Liabilities, Provisions, Contingent Assets and Liabilities and Commitments” (Bulletin C-9), which establishes a methodology for valuation, presentation and disclosure of liabilities and provisions, as well as for valuation and disclosure of contingent assets and liabilities, and for disclosure for commitments. The revised Bulletin C-9 states that (i) all contingent assets that have a practical true realization must be accounted for and disclosed in the financial statements; (ii) contingent assets that have a probable realization cannot be accounted for in the financial statements, but must be disclosed; and (iii) contingent assets that do not have a probable realization and cannot be accounted for in the financial statements are not required to be disclosed. Bulletin C-9 requires disclosure of committed amounts when it represents significant fixed assets additions. The provisions of Bulletin C-9 were required to be applied beginning on January 1, 2003, although early adoption was recommended.

     In addition, in December 2001, the MIPA issued revised Bulletin C-8, “Intangible Assets” (Bulletin C-8), which defines intangible assets as costs incurred and rights or privileges acquired that will generate a future economic benefit. Revised Bulletin C-8 states that pre-operating costs should be expensed as a period cost, unless they can be classified as development costs. Bulletin C-8 requires that intangible assets with finite useful lives should be amortized over their useful lives and those with an indefinite life should no longer be amortized. The provisions of Bulletin C-8 are required to be applied beginning on January 1, 2003.

     Management is currently evaluating the impact that the adoption of these bulletins will have on our financial statements.

U.S. GAAP Reconciliation

     The principal differences between Mexican GAAP and U.S. GAAP as they relate to Iusacell Celular are the adjustment for the effects of inflation, minority interest, purchase accounting, deferred income taxes, capitalization of pre-operating costs, derivative financial instruments, provisions for consolidation of facilities and accounting for non-monetary exchanges, capitalized interest, goodwill and indefinite-lived intangible assets amortization and sale-leaseback transactions. See Note 22 to the Consolidated Financial Statements for a reconciliation to U.S. GAAP of stockholders’ equity and net profit (loss) for the respective periods presented.

New U.S. Accounting Pronouncements

     In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143 “Accounting for Obligations Associated with the Retirement of Long-Lived Assets.” The objectives of SFAS 143 are to establish accounting standards for the recognition and measurement of tangible long-lived asset retirement obligations and their associated asset retirement costs. SFAS 143 is effective for fiscal years beginning after June 30, 2002.

     In April 2002, the FASB issued SFAS No. 145 “Rescission of SFAS No. 4, 44, and 64, Amendment of SFAS 13, and Technical Corrections.” As a result, companies will no longer be allowed to classify gains and losses from extinguishments of debt as extraordinary items unless they meet the criteria of APB No. 30. Gain and losses from extinguishments of debt that have been classified as extraordinary in prior years that do not meet the criteria of APB 30 shall be reclassified on a go forward basis. In addition, SFAS 145 requires that capital leases that are modified so that the resulting lease agreement is classified as an operating lease be accounted for under the sale-leaseback provisions of SFAS 28 or 98, as applicable, instead of SFAS 13. The provisions of this statement with regard to SFAS 4 will be effective for fiscal years beginning after May 15, 2002, and those for SFAS 13 will be effective for transactions occurring after May 15, 2002.

     In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit on Activity (Including Certain Costs incurred in Restructuring)”. EITF Issue No. 94-3 required accrual of liabilities related to exit and disposal activities at a plan (commitment) date. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002.

     FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees”, (FIN 45) was issued on November 2002. FIN 45 requires that a liability be recognized at the inception of certain guarantees for the fair value of the obligation, including the ongoing obligation to stand ready to perform over the term of the guarantee. Guarantees, as defined in FIN 45, include contracts that contingently require us to make payments to a guaranteed party based on changes in an underlying that is related to an asset, liability or equity security of the guaranteed party, performance guarantees, indemnification agreements or indirect guarantees of indebtedness of others. This new accounting is effective for certain guarantees issued or modifies after December 31,2002. In addition, FIN 45 requires certain additional disclosures.

     SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of SFAS No. 123”, was issued on December 31, 2002. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure requirements of SFAS 123, “Accounting for Stock-Based Compensation”, to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

     In January 2003, the FASB issued Interpretation 46 “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (FIN 46). FIN 46 provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIEs created after January 31, 2003 and is effective beginning in the third quarter of 2003 for VIEs created prior to issuance of the interpretation. We are presently evaluating the impact, if any, that this new standard will have on its financial position or results of operations.

     In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.” This statement is effective prospectively for contracts entered into or modified after June 30, 2003 and prospectively for hedging relationships designated after June 30, 2003.

     In May 2003, the FASB issued SFAS No. 150, “Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” This statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity, and requires that these instruments be classified as liabilities in statements of financial position. This statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption.

     We are presently evaluating the impact, if any, that these new standards will have on our consolidated financial statements.

Critical Accounting Policies and Estimates

     We have identified certain key accounting policies on which our consolidated financial condition and results of operations are dependent. These key accounting policies most often involve complex matters or are based on subjective judgments or decisions that require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience, where applicable, and other assumptions that we believe are reasonable under the circumstances. Actual results may differ from our estimates under different assumptions or conditions. In the opinion of our management, our most critical accounting policies under both Mexican GAAP and U.S. GAAP are those that require management to make estimates and assumptions that affect the reported amounts related to the accounting for revenue recognition, allowance for doubtful accounts, the evaluation of long-lived assets, property plant and equipment, goodwill, and deferred taxes. For a full description of all of our accounting policies, see Notes 4 and 22 to the Consolidated Financial Statements included in this Annual Report.

     There are certain critical estimates that we believe require significant judgment in the preparation of our consolidated financial statements. We consider an accounting estimate to be critical if:

•	It requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making the estimate, and

•	Changes in the estimate or different estimates that we could have selected would have had a material impact on our financial condition or results of operations.

     Revenue Recognition

     Cellular airtime is recorded as revenue as service is provided. Until December 31, 2001, revenue from the sale of prepaid cards was recognized at the date of sale. We had recognized the revenue on the sale of prepaid cards at the date of sale rather than on a deferred basis because the length of the average consumption period for such prepaid cards was not significant, i.e., approximately one to one-and-a-half months, and it was not material to results of operations for 2001 and 2000. Starting January 1, 2002, we started to recognize revenue from the sale of the prepaid cards as service is provided because the increasing length of the average consumption period for such prepaid cards. Revenues from the sale of prepaid cards associated with services that have not been provided are deferred until the services are provided and are included in the line item “taxes and other payables” in the accompanying consolidated balance sheets. Sales and cost of sales of equipment and related services are recorded when goods are delivered and services are provided. Cellular access charges are billed in advance and recognized when the services are provided. Other revenues, mainly from paging and long distance services, are recognized when the related services are provided.

     Allowance for Doubtful Accounts

     The allowance for doubtful accounts represents our estimate of losses resulting from the failure or inability of our customers to make required payments. We consider a number of factors in determining the proper level of the allowance including historical collection experience, current economic trends, the aging of the accounts receivable portfolio and changes in the credit-worthiness of our customers. Systems to detect fraudulent call activity are in place within our network, but if these systems fail to identify such activity, we may realize a higher degree of uncollectible accounts. While we believe that our estimates are reasonable, changes in our customers’ trends or any of the above mentioned factors could materially affect our bad debt expense.

     Evaluation of Long-Lived Assets

     We have recognized on our balance sheets certain long-lived assets and capitalized costs including goodwill, property, plant and equipment, pre-operating expenses and Telmex special projects. These assets are assigned useful lives which impact annual depreciation and amortization expense, the assignment of which involves significant judgments and estimates. These long-lived assets are evaluated for impairment on a periodic basis and we recognize an impairment to the extent we believe that the carrying value is no longer recoverable from future cash flows. Factors we take into consideration include the future undiscounted cash flows to be generated by the assets and the possible impact that inflation may have on our ability to generate cash flow since, with inflation accounting, the carrying value is restated for inflation prior to performing an impairment analysis. Key assumptions we evaluate in preparing an undiscounted cash flow analysis include inflation, currency fluctuations and future revenue growth. The use of different estimates or assumptions within our undiscounted cash flow model could result in undiscounted cash flows lower than the current carrying value of our assets, therefore requiring the need to compare the carrying values to their fair values. Our estimates and assumptions take into consideration all relevant business and market factors which are known to us at the time, some of which may change in future periods due to factors outside of our control (including shareholder strategic decisions). Should these factors adversely change in future periods, we would be required to reevaluate the carrying value of our long-lived assets and cash flow impairment calculations could possibly change.

     Property, Plant and Equipment

     We depreciate property, plant and equipment and other intangible assets with a definite life using straight-line methods over the period of time we estimate we will benefit from each asset.

     Upon adoption of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets”, we were required to reassess the useful lives of our other intangible assets, which consist primarily of Mexican government telecommunications concessions (“Concessions”). Although Concessions are issued with a stated term, the renewal of specific Concessions is a routine matter involving a nominal fee and we have determined that regulatory, competitive, and economic, factors currently exist that limit the useful life of our Concessions. Prospectively, we will continue to periodically re-evaluate our determination of an indefinite useful life with regard to Concessions.

     The cost of mobile wireless telephones given to customers under exclusive service contracts is amortized on a straight-line basis. During 2001, we reduced the amortization period of mobile wireless telephones from an average of 18 months to 12 months. The term of service contracts varies on a customer by customer basis. Due to the cost-ineffectiveness of tracking phones on an individual contract basis for amortization purposes, we estimate the average term of our contracts based on current trends.

     During the second quarter of 2001, we completed a technical review of the remaining useful lives of certain analog and digital network equipment. As a result, the weighted-average useful life for certain communications equipment is now ten years compared with the previous 8.7 years. This change represented a reduction of approximately Ps.477,764.0 in depreciation expense for 2001. The average annual rates of depreciation used by us are as follows:

	2002	2001

	(%)	(%)
Buildings and facilities	4	4
Communications equipment	10	10
Furniture and fixtures	10	10
Transportation equipment	17	17
Computer equipment	29	29
Cellular rental telephones	25	25

     We do not capitalize integral financing cost for assets under construction, unless the integral financing cost generated by loans are directly attributable to those assets. For the years ended December 31, 2002, 2001 and 2000, we did not capitalize integral financing cost.

     Investments in associated companies are accounted for using the equity method based on the associated company’s equity and are adjusted for the effects of inflation in accordance with Bulletin B-10.

     Goodwill

     Under Mexican GAAP, we amortize goodwill on a straight-line basis over a period of 20 years. For a discussion of goodwill under U.S. GAAP, see Note 22g. to the Consolidated Financial Statements.

     Deferred Taxes

     We have recorded a net deferred tax asset mainly reflecting the benefit of tax loss carry forwards, which expire in varying amounts in the future. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carry forwards. Although realization is not assured, management believes it is more likely than not that a portion of the net deferred tax asset will be realized based on our business plan estimate of future taxable income over the next five years in an amount sufficient to utilize the net deferred tax losses recorded. Although we feel we will use our tax loss carry forwards, given the fact that we’ve experienced significant losses, a valuation allowance for a majority of the asset has been recognized. Our estimates and assumptions take into consideration all relevant business and market factors which are known to us at the time, some of which may change in future periods due to factors outside of our control (including shareholder strategic decisions). Should these factors adversely change in future periods, we would be required to reevaluate the recoverability of the net deferred tax assets.

     Our estimate of future taxable income is based primarily on and supported by (i) additional increases in revenues generated by the CPP feature with an important taxable operating margin, (ii) the change in Mexican income tax law to increase the useful lives for network equipment from 3.3 years to 12.5 years, representing an important decrease in depreciation expense for income tax purposes and (iii) an increase in 2002 of the potential effects of additional cost cutting. We will continue to evaluate our deferred tax asset every year.

B.	LIQUIDITY AND CAPITAL RESOURCES

     As part of the equity recapitalization and restructuring of Iusacell completed in August 1999, Iusacell acquired 99.5% of the capital stock of Iusacell Celular. Prior to that time, Iusacell had nominal assets and no operations, indebtedness or liabilities. As a result of a second exchange offer launched in the United States by Iusacell for the remaining Iusacell Celular ADSs, which was completed on February 29, 2000, Iusacell held 99.9% of the capital stock of Iusacell Celular. On March 30, 2001, Iusacell Celular’s shareholders approved a 30,000 to 1 reverse stock split, which became effective in May 2001. As a result of such transactions, Iusacell now holds 100% of the capital stock of Iusacell Celular.

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

     Funds will not be sufficient to meet our debt service and principal amortization requirements, working capital requirements and capital expenditure needs for our existing businesses through 2003. Iusacell and Iusacell Celular have engaged Morgan Stanley as our financial advisor to assist us in developing a comprehensive debt restructuring plan. We are still in the process of developing such a plan and have not yet presented a restructuring plan to our creditors.

     Our future operating performance and ability to service and repay our indebtedness will be subject to many factors, including a successful debt restructuring, future economic and competitive conditions and to financial, business and other factors, many of which are beyond our control.

Changes in Financial Position

     Historically, our cash generated from operating activities has not been sufficient to meet our debt service, working capital and capital expenditure requirements. We have relied on the capital markets for new equity and debt financing, vendor financing and borrowings and equity contributions for our principal shareholders to meet such funding needs. For the years ended December 31, 2001 and 2002, our earnings were insufficient to cover our fixed charges by Ps.81.7 million (U.S.$7.8 million) and Ps.1,408.0 million (U.S.$135.1 million), respectively.

     Iusacell Celular’s liquidity has been provided by cash from operations, short and long-term borrowings, vendor financing and capital contributions. Total Iusacell Celular debt, including trade notes payable, was Ps.4,464.1 million (U.S.$428.2 million) outstanding at December 31, 2002, 4.4% higher in pesos than the total debt of Ps.4,275.1 million (U.S.$410.1 million) outstanding at December 31, 2001. At December 31, 2002, Iusacell Celular’s average cost of outstanding bank debt was approximately 6.3%, with a remaining average maturity of approximately 2.0 years. At December 31, 2001, Iusacell Celular’s average cost of outstanding bank debt was approximately 6.9%, with a remaining average maturity of approximately 2.9 years. At December 31, 2002, Iusacell Celular’s ratio of debt to total capitalization was 36.4% compared to 32.2% at December 31, 2001.

     Cash Flows From Operating Activities

     We generated positive cash flows from operating activities in the year ended December 31, 2001 and the year ended December 31, 2002. Net cash generated by operating activities was Ps.510.5 million (U.S.$49.0 million) for 2002 compared to Ps.2,363.6 million (U.S.$226.7 million) generated in 2001. The decrease in 2002 resulted primarily from a Ps.775.3 million (U.S.$74.4 million) larger loss from continuing operations than in 2001, caused primarily by a Ps.539.0 million (U.S.$51.7 million) increased integral financing cost and by a Ps.219.7 million (U.S.$21.1 million) increased operating loss, net of a decrease in depreciation and amortization expense of Ps.593.5 million (U.S.$56.9 million), and a decrease in resources used in working capital of Ps.559.0 million (U.S.$53.6 million). We generated positive cash flows from operating activities in the year ended December 31, 2000, of Ps.1,899.7 million (U.S.$182.2 million).

     Cash Flows from Financing Activities

     For the year ended December 31, 2002, net cash provided by financing activities amounted to Ps.319.5 million (U.S.$30.6 million) compared to Ps.527.9 million (U.S.$50.6 million) for the year ended December 31, 2001. The decrease was mainly attributable to a decrease in the principal payments on long-term debt of Ps.2,980.1 million (U.S.$285.9 million), a decrease in the proceeds received from long-term debt of Ps.2,263.9 million (U.S.$217.2 million) and a decrease of Ps.944.3 million (U.S.$90.6 million) from contributions from our parent company, Iusacell. Both figures, payments and proceeds, were materially affected by a significant foreign exchange loss in 2002. Net cash provided by financing activities in 2000 was Ps.623.3 million (U.S.$59.8 million). The decrease in 2001 from 2000 was mainly due to a decrease in the principal payments on long term debt of Ps.2,007.1 million (U.S.$192.5 million), a decrease in the contribution for future capital stock increases of Ps.432.1 million (U.S.$41.4 million) and a decrease in the accumulated effect of deferred taxes of Ps.206.8 million (U.S.$19.8 million), partially offset by an increase in the proceeds received from long-term debt of Ps.2,574.4 million (U.S.$246.9 million).

     Cash Flows Used for Investing Activities

     Net cash used in investing activities was Ps.807.8 million (U.S.$77.5 million) in 2002. We purchased Ps.599.1 million (U.S.$57.5 million) of property and equipment in 2002. Net cash used in investing activities was Ps.3,074.1 million (U.S.$294.9 million) in 2001 and was primarily attributable to purchases of property and equipment of Ps.1,688.8 million (U.S.$162.0 million), the acquisition of Portatel of Ps.523.6 million (U.S.$50.2 million) and other assets of Ps.861.7 million (U.S.$82.7 million).

     Net cash used in investing activities in 2000 was Ps.2,428.0 million (U.S.$232.9 million). In 2000, we made investments in an aggregate amount of Ps.3,323.4 million (U.S.$318.8 million). Substantially all of these expenditures were for the purchase of property, equipment and other assets, partially offset by the sale of other assets of Ps.823.2 million (U.S.$79.0 million).

     Tax Loss Carryforwards

     As of December 31, 2002, we had recorded a net deferred tax asset of Ps.163.9 million (U.S.$15.7 million) mainly reflecting the benefit of tax loss carryforwards, which expire in varying amounts between 2005 and 2012. Realization is dependent on generating sufficient taxable income prior to the expiration of the tax loss carryforwards. Although realization is not assured, management believes it is more likely than not that a portion of the net deferred tax asset at December 31, 2002 will be realized based on our business plan estimate of future taxable income over the next five years in an amount sufficient to utilize such net deferred tax losses.

     Our estimate of future taxable income is based primarily on and supported by (i) additional increase in revenues generated by the CPP feature with an important taxable operating margin, (ii) the change in the income tax law to increase the useful lives for network equipment from 3.3 years to 12.5 years, representing an important decrease in depreciation expense for income tax purposes and (iii) an increase in 2003 of the potential effects of additional cost cutting.

     The amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carry forward periods are reduced.

     As of December 31, 2002, we had a valuation allowance of Ps.903.6 million (U.S.$86.7 million), to reduce our deferred tax assets to estimated realizable value. The valuation allowance primarily relates to the deferred tax assets arising from tax loss carryforwards and tax credits. To the extent that the Mexican tax loss carryforwards cannot be used by our subsidiaries, 60% of such tax loss carryforwards can be used to offset our future consolidated income.

     At December 31, 2002, we had net operating losses for income tax purposes that may be carried forward and applied against future taxable earnings of Ps.4,695.3 million (U.S.$450.4 million) expiring in various amounts from 2005 through 2012. See Note 12 to the Consolidated Financial Statements.

     Capital Expenditures

     In 2003 and 2004, subject to the outcome of our debt restructuring efforts, we have preliminarily budgeted amounts for capital expenditures to expand our network infrastructure, expand our cellular and long distance networks, enhance our billing and customer care systems, and support existing operations and new business opportunities. The degree and timing of capital expenditures will remain strongly dependent on the nature, timing and success of our debt restructuring efforts, the competitive environment and economic developments in Mexico, including inflation and exchange rates, the timing of regulatory actions and on the availability of new funding from suitable debt and/or equity financing.

     If we acquire additional mobile wireless concessions in Mexico, we may be required to increase our capital expenditure budget. We would expect to finance these capital expenditures through a combination of debt and vendor financing, equity capital and operating cash flow.

     Subject to the outcome of our debt restructuring efforts, we have preliminarily budgeted a total of approximately U.S.$248.0 million for capital expenditures for 2003 and 2004, not including amounts in respect of capitalized interest. We have preliminarily budgeted approximately U.S.$85.0 million for capital expenditures for 2003, including up to U.S.$62.0 million to expand and develop our cellular network.

     During the first quarter of 2003, we invested approximately U.S.$1.0 million in our cellular regions to expand our coverage. We have preliminarily budgeted the remaining U.S.$22.0 million for system and quality upgrades.

     Total capital expenditures in 2002 were U.S.$63.4 million. From this amount, approximately U.S.$58.2 million was used primarily for the development of the wireless network in central regions and to construct new and remodel existing customer sales and service centers. The balance of U.S.$5.2 million was primarily used to develop and increase the quality of the wireless network in the recently acquired Region 8 in southern Mexico.

     Total capital expenditures in 2001 were U.S.$193.0 million of which approximately U.S.$189.8 million was used primarily for the development of our wireless network and to construct new and remodel existing customer sales and service centers. Approximately U.S.$175.0 million of this amount was used for the development of the Iusacell Celular wireless network.

     Capital expenditure amounts were derived using historical pesos translated at the exchange rate in effect at the end of the corresponding year.

     Contractual Obligations

     The following table outlines our obligations for payments under its indebtedness, including notes payable to suppliers and operating leases for the periods indicated using balances as of December 31, 2002.

     As described in Item 3, “Key Information — Risk Factors — Risk Factors Relating to Iusacell Celular — We did not receive an extension of the temporary amendment and waiver to our senior refinancing secured loan and, as a result, the lenders under that loan have the right to accelerate our repayment obligations”, the second amendment and waiver has not been extended and, as a result, we are in default of a financial ratio covenant under the senior refinancing secured loan, which constitutes an event of default under that loan as if the second amendment and waiver had never been executed. The lenders under the senior refinancing secured loan have the right to declare the indebtedness under that loan immediately due and payable. See also “— Long-Term Indebtedness — Loan Covenant Waivers and Modifications.”

     In addition, Iusacell did not generate sufficient cash flows from its operations to make the June 1, 2003 U.S.$25.0 million interest payment on the Iusacell senior notes. Iusacell has a 30-day grace period to make the payment before an event of default will occur. If Iusacell does not make such payment within that grace period, the holders of such notes will have the right to accelerate Iusacell’s obligations thereunder, which will cause an event of default under the terms of our senior refinancing secured loan. As a result, the lenders under that loan will have the right to accelerate the loan, and if such lenders accelerate, an event of default under the Iusacell Celular senior notes will occur, permitting the holders of such notes to accelerate our repayment obligations under the Iusacell Celular senior notes.

     The following table does not reflect as current the effects of our default under the senior refinancing secured loan, as the senior refinancing secured loan has not yet been declared immediately due and payable. Depending on subsequent events and the progress of our restructuring efforts, we expect our payment obligations to change. See Note 24 to the Consolidated Financial Statements.

	Payments due by Period

	(Figures in thousands of U.S. Dollars as of December 31, 2002)

Iusacell Celular Indebtedness(1)	2003		2004	2005	2006	2007	Thereafter	Total

Senior notes due 2004	–		150,000	–	–	–	–	150,000
Senior refinancing secured loan	–		99,608	132,811	33,203	–	–	265,622
Short-term credit lines:
Banco Santander Mexicano	12,000	(2)	–	–	–	–	–	12,000	(2)
Total indebtedness	12,000	(2)	249,608	132,811	33,203	–	–	427,622

Operating Leases(3)	2003	2004	2005	2006	2007	Thereafter	Total

MATC Celular	10,398	10,302	10,074	10,054	10,054	29,126	80,008
Buildings and others	11,174	9,264	8,003	7,136	6,229	16,638	58,444
Total operating leases	21,571	19,566	18,078	17,190	16,282	45,764	138,452

(1)	These amounts include principal payments.
(2)	As of June 27, 2003, this amount has been paid in full.
(3)	These amounts include the minimum lease payments.

Long-Term Indebtedness

     Iusacell Celular Senior Notes

     In July 1997, Iusacell Celular issued U.S.$150.0 million of its 10% Senior Notes due 2004 (the “Iusacell Celular senior notes”), under an indenture dated as of July 25, 1997 among Iusacell Celular, the subsidiaries of Iusacell Celular guaranteeing the Iusacell Celular senior notes and First Union National Bank (now Wachovia Bank National Association), as trustee, which we refer to as the Iusacell Celular indenture. Substantially all of the Iusacell Celular senior notes were exchanged in January 1998 for identical 10% Senior Notes due 2004, which we also refer to as the Iusacell Celular senior notes and which are also governed by the Iusacell Celular indenture, pursuant to an exchange offer registered with the SEC.

     The Iusacell Celular indenture limits the ability of Iusacell Celular to make dividend payments to Iusacell. In addition, it restricts the ability of Iusacell Celular and its principal subsidiaries to incur indebtedness.

     In connection with the senior refinancing secured loan described below, Iusacell Celular was required, under the terms of the Iusacell Celular indenture, to equally and ratably secure all amounts due under the Iusacell Celular senior notes by a second priority lien on its cellular concessions and certain equipment.

     Senior Refinancing Secured Loan

     On March 29, 2001, Iusacell Celular completed the refinancing of its senior secured credit facility by entering into an Amended and Restated Senior Secured Credit Loan Agreement, which we refer to as the senior refinancing secured loan, which consists of:

•	a Tranche A Loan in an aggregate principal amount of U.S.$189.8 million for the purpose of refinancing existing indebtedness under the senior secured credit facility and under a certain bridge loan, the proceeds of which were used to make a principal amortization payment under the senior secured credit facility in January 2001; and

•	a Tranche B Loan in an aggregate principal amount of U.S.$75.8 million for the purpose of paying existing indebtedness under certain Eximbank facilities and under a certain bridge loan, the proceeds of which were used to make a principal amortization payment under the Eximbank facilities in January 2001.

     The senior refinancing secured loan bears interest at a rate per annum equal to one-, two-, three- or six-month LIBOR (at Iusacell Celular’s option) plus a spread ranging from 1.75% to 2.25%, depending on Iusacell Celular’s leverage ratio. Iusacell Celular’s obligations under the senior refinancing secured loan are unconditionally guaranteed, jointly and severally, by the principal operating subsidiaries of Iusacell Celular and its subsidiaries holding cellular concessions and are secured by a pledge of substantially all the capital stock and equity interests held by Iusacell Celular and substantially all assets used in connection with or related to such cellular concessions. Upon the acquisition of Portatel, the cellular concession covering Region 8 was mortgaged under this loan, and all capital stock and equity interests of Portatel were pledged under this loan.

     The senior refinancing secured loan begins amortizing on May 31, 2004 in equal quarterly amounts and matures on February 28, 2006. However, in the event that the Iusacell Celular senior notes have not been refinanced by March 31, 2004, the outstanding amount of the senior refinancing secured loan will become due on that date.

     Loan Covenant Waivers and Modifications

     On December 7, 2001, Iusacell Celular and the lenders entered into an amendment and waiver to the senior refinancing secured loan, which we refer to as the first amendment and waiver, to permit Iusacell Celular to (i) create liens encumbering initial deposits and margin deposits securing indebtedness under any interest rate protection agreement or other interest hedging agreement up to the principal amount of indebtedness of Iusacell Celular and its subsidiaries with floating rates of interest; (ii) make loans or advances to Iusacell (in lieu of paying dividends) at such times and in such amounts as necessary to permit Iusacell to pay scheduled interest (including any related tax gross-up amount) and principal payments when due in respect of the Iusacell senior notes; and (iii) make loans or advances to Iusacell (in lieu of paying dividends) in an amount not exceeding U.S.$5.0 million to discharge other liabilities of Iusacell incurred in the ordinary course of business, so long as an event of default has not occurred under the senior refinancing secured loan.

     During the first half of 2003, Iusacell Celular exceeded the permitted leverage ratio (as defined in the senior refinancing secured loan) of 2.50.

     In March 2003, Iusacell Celular received notice from the lenders of the occurrence of two defaults under the senior refinancing secured loan. One default occurred as a result of Iusacell Celular’s failure to notify the lenders that Iusacell Celular had opened and closed several bank accounts related to its telecommunications business. The other default occurred as a result of Iusacell Celular’s failure to notify the lenders that Iusacell Celular had failed to register a mortgage on certain assets of Portatel with the Telecommunications Registry, which is maintained by the SCT. Iusacell Celular has since registered the mortgage and requested, but has not yet received, the consent of the lenders with respect to the opening and closing of those bank accounts.

     On April 28, 2003, Iusacell Celular and the lenders entered into a temporary amendment and waiver to the senior refinancing secured loan, which we refer to as the second amendment and waiver, to increase the permitted leverage ratio under the senior refinancing secured loan from 2.50 to 2.70. Under the second amendment and waiver, Iusacell Celular temporarily agreed not to make any restricted payment, loan or advance to, or repay any loan or advance from any affiliate, provided that if Iusacell Celular or any of its subsidiaries makes any payment on the principal of any indebtedness (as defined in the senior refinancing secured loan), Iusacell Celular or the relevant subsidiary will simultaneously prepay a pro rata amount outstanding under the senior refinancing secured loan. On May 22, 2003, the second amendment and waiver was extended until June 13, 2003. On June 12, 2003, the second amendment and waiver was further extended until June 26, 2003.

     The second amendment and waiver has not since been extended and, as a result, we are in default of a financial ratio covenant under the senior refinancing secured loan, which constitutes an event of default under that loan as if the second amendment and waiver had never been executed. The lenders under the senior refinancing secured loan have the right to declare the indebtedness under that loan immediately due and payable.

     Credit Ratings

     Our credit ratings were lowered several times during 2002 by major credit rating agencies. On August 26, 2002, Moody’s Investors Service Inc. (Moody’s) downgraded Iusacell Celular’s senior unsecured rating from Ba2 to B3, all with a negative outlook. On November 15, 2002, Moody’s downgraded Iusacell Celular’s senior unsecured rating from B3 to Ca.

     Most recently, on May 27, 2003, Standard & Poor’s Ratings Services (Standard and Poor’s) announced that it had lowered Iusacell Celular’s senior secured rating from CCC+ to CC and Iusacell Celular’s unsecured debt rating from CCC- to C. On June 3, 2003, Standard & Poor’s affirmed Iusacell Celular’s senior secured rating at CC and Iusacell Celular’s senior unsecured debt rating at C. Subsequently, Standard & Poor’s withdrew all the ratings assigned to Iusacell Celular and its debt instruments.

     As a result of these actions, our ability to obtain short-term and long-term financing and the cost of such financing have been adversely affected.

Certain Hedging Activities

     On December 30, 1999, Iusacell Celular entered into a foreign exchange hedge using forward rate contracts to hedge its exchange rate exposure for U.S.$77.0 million, representing approximately 50% of the principal and interest payments on its indebtedness coming due over the period from April 2000 to April 2001. This transaction resulted in a U.S.$9.8 million loss. On November 22, 2000, Iusacell Celular entered into a second foreign exchange hedge using forward rate contracts for U.S.$15.0 million to hedge the interest payments on the Iusacell Celular senior notes coming due over the period from July 2001 to January 2002. This transaction resulted in a U.S.$1.7 million loss. On August 9, 2001, Iusacell Celular entered into a third foreign exchange hedge using forward rate contracts for U.S.$11.0 million of its indebtedness coming due over the period from November 2001 to November 2002. This transaction resulted in a U.S.$0.1 million loss.

     In August and October 2001, Iusacell Celular entered into a foreign exchange hedge using forward rate contracts to hedge 100% of the principal amount of U.S.$150.0 million and interest of U.S.$34.5 million on the Iusacell Celular senior notes. This hedge was intended to benefit from the strength of the U.S. dollar relative to the peso to mitigate foreign exchange exposure. This hedge would become due between July 2002 and July 2004. In October 2002, Iusacell Celular in order to improve liquidity by eliminating cash collateral requirements took advantage of a temporary weakness in the Mexican peso and opted to terminate the hedge transaction resulting in a U.S.$1.7 million loss.

     As of December 31, 2002, we did not have any forward rate contracts in place.

Interest Rate Collars

     In July 1998, Iusacell Celular entered into an interest rate collar agreement for a notional amount of U.S.$35.0 million until July 30, 2002. The collar agreement limited the maximum effective LIBOR cost to 6.12% if six-month LIBOR was lower than 7.12%, and 7.12% if LIBOR equaled or exceeded 7.12%. Iusacell Celular could participate in a decline in LIBOR to 5.30%.

     On February 26, 1999, Iusacell Celular entered into an additional interest rate collar agreement to limit the maximum interest rate, which must be paid on U.S.$15.0 million of its floating rate debt until July 30, 2002. This collar agreement limited the maximum effective LIBOR cost to 5.82% if six-month LIBOR was lower than 6.82%, and 6.82% if LIBOR equaled or exceeded 6.82%. Iusacell Celular could participate in a decline in LIBOR to 4.75%.

     For the year ended December 31, 2002, due to the significant decrease in the LIBOR interest rates, Iusacell Celular recognized additional interest expense of U.S.$1.0 million for the interest rate collars, which was offset by the lower interest expense on its floating rate debt.

Debt Restructuring

     In December 2002, Iusacell and Iusacell Celular engaged Morgan Stanley as our financial advisor to assist us in developing a comprehensive debt restructuring plan. Iusacell and Iusacell Celular are still in the process of developing such a plan and have not yet presented a restructuring plan to our creditors.

Recent Equity Offerings

     In 1999, Iusacell contributed Ps.6,128.2 million (U.S.$637.1 million) in additional equity to Iusacell Celular. In 2000, Iusacell contributed Ps.2,346.6 million (U.S.$244.0 million) in additional equity to Iusacell Celular. Neither of Iusacell’s principal shareholders, Verizon or Vodafone, have any obligation to contribute equity to Iusacell Celular.

Tower Monetization

     In December 1999, we entered into a series of agreements with MATC Celular. These agreements, which were amended in May 2002, among other things, gave MATC Celular the right to acquire approximately 350 of our existing non-strategic towers. We sold and leased back a total of 67 non-strategic towers to MATC Celular for approximately Ps.91.6 million in net gains in 2002. During 2001 and 2002, we sold and leased back a total of 311 non-strategic cellular towers to MATC Celular and fulfilled our contractual obligation under the existing agreements. We have no further commitment with MATC Celular to sell additional towers. We are leasing back these towers from MATC Celular and subleasing them to its operating subsidiaries.

Dividend Policy

     We have never paid dividends, and we currently have no plans to initiate dividend payments. In addition, the Iusacell Celular indenture and the senior refinancing secured loan limit Iusacell Celular’s ability to pay dividends.

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

Price Increases and Rollbacks

     We have attempted, and continue to attempt, to exercise price leadership in the Mexican cellular market, with a strategy of increasing our prices to keep pace with inflation if economic and competitive conditions permit.

     In late March 1999, we raised airtime prices on our postpaid plans by approximately 12% on a weighted average basis and approximately 6% for prepaid customers. Our competitors also increased their prices.

     In mid-April 2001, after not having raised our fees for more than two years, we increased the regular monthly fees of our postpaid plans by approximately 4.5% on a weighted-average basis and the monthly fees for one-single rate service of our postpaid plans by approximately 15% on a weighted average basis. We also increased the airtime charges of one of our postpaid plans by 4.8%. These price increases have remained effective despite the fact that our competitors have not increased their prices. Our revenues will be adversely affected to the extent that our price increases cannot keep pace with inflation.

Regulatory Developments

     The Mexican authorities resolved several critical regulatory issues over the last several years and will likely continue to resolve additional important regulatory issues during 2003 which may have a material effect on Iusacell Celular’s financial condition and results of operations.

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

     In December 2001, Telmex, Alestra and Avantel reached an agreement to further reduce the long distance interconnection rate from U.S.$0.0125 per minute to U.S.$0.00975 per minute. We negotiated with Telmex to obtain similar terms for both our long distance business and local cellular interconnection rates and these terms have been maintained until 2003.

     Calling Party Pays

     On November 27, 1998, COFETEL ruled that the calling party pays modality would be implemented by May 1, 1999 as an option for the wireless customer. CPP is a cellular telephony payment scheme similar to the existing wireline payment scheme, which provides that the wireline or fixed wireless party that makes a local call to a cellular telephone, not the cellular subscriber receiving the call, will be billed for interconnection access, and the recipient will not be billed for the airtime charges corresponding to that call.

     The interconnection rate is frozen at Ps.1.90 per minute or fraction of a minute. The price which Telmex may charge its customers is frozen at Ps.2.50 per minute or fraction of a minute, plus Telmex’s applicable per-call local charge. Iusacell cannot predict whether COFETEL intends to extend the same tariff and surcharge at the same rates and for how long.

     We are currently discussing with COFETEL and Telmex the possibility of extending the CPP modality to incoming national long distance calls. If this proposal is accepted, the mobile party pays modality would continue to apply only to incoming international long distance calls.

     Long Distance Concession

     In December 1997, COFETEL authorized a modification of our concession to provide long distance services, modifying coverage requirements and permitting the use of microwave and other non-fiber technologies for transmission purposes. Together with fiber-swapping agreements reached by Iusacell with two of our competitors, the modified concession permits a more efficient, more technologically flexible long distance network and eliminated more than U.S.$200.0 million in Iusacell capital expenditure requirements from 1998 to 2000.

     On January 1, 2001, Telmex, Avantel and Alestra announced a preliminary agreement under which Avantel and Alestra will pay for the special projects implemented by Telmex prior to January 1997 in order to permit competition in long distance telephony, including the numbering and signaling plans and expenditures to facilitate interconnection. Avantel, Alestra and Telmex agreed that the total amount reimbursable to Telmex for such special projects by all long distance carriers was U.S.$777.0 million, including interest payable from December 1997 until October 1999. In March 2001, Iusatel negotiated a similar agreement with Telmex, in which Iusatel agreed to pay for its portion of such special projects in two parts: (i) a fixed payment of approximately U.S.$13.6 million, payable in twelve equal monthly installments beginning in April 2001, and (ii) a U.S.$0.0053 per full minute, usage-based surcharge to the local wireline interconnection rate from January 1, 2001 through December 31, 2004 for long distance calls terminated in Telmex’s local wireline network. Since these special projects payments relate to capital investments made by Telmex, we are recording them as a deferred asset and consequently we are amortizing them.

     Quality Standards

     In October 1999, we entered into an agreement with COFETEL to maintain certain cellular quality standards measured in terms of connection time, dropped calls and ineffective attempts. We currently meet these quality standards. Failure to maintain these quality standards may result in refund obligations to subscribers and governmental sanctions.

     Although we met COFETEL’s quality standards in 2000, we nevertheless voluntarily determined to compensate our subscribers in Region 9 in light of perceived quality problems during 1999 due to network digitalization and rapid traffic growth. As of December 31, 1999, our postpaid subscribers each received 20% more included minutes in each of their postpaid packages in April and May 2000 and our prepaid customers, each received five free minutes. The financial impact of this voluntary compensation program was not material.

     Iusacell met COFETEL’s quality standards, that in 2001 were as follows:

•	Drop calls 6%

•	Ineffective attempts 5%

     Portatel significantly increased its quality standards in the fourth quarter of 2001, the rate of ineffective attempts improved to 0.7% after initial audits in the city of Mérida indicated a 14.9% rate in July 2001.

     The terms and conditions for the 2002 quality standards agreed by concessionaires and COFETEL are:

•	Drop calls 4%

•	Ineffective attempts 5%

•	Connection time 12 seconds

     The 2002 quality tests began June 3, 2002 and ended December 13, 2002, and covered 19 of our largest cities in terms of number of wireless mobile users. The verification covered 70% of the total wireless mobile users in Mexico. The results of the test indicated that Iusacell met COFETEL quality standards.

Other Developments

     Distributor Defection

     In June 2001, SAGO Interamericana, S.A. de C.V. (SAGO), a distributor that represented at that time slightly less than 10% of our monthly gross postpaid additions and approximately 2% of our monthly gross prepaid additions, notified us that it was immediately terminating its distribution agreement with us. We believe that this action violated the termination provisions of the distribution agreement and we are seeking compensatory damages. In addition, we are seeking to recover approximately Ps.44.0 million (U.S.$4.2 million) in net receivables owed to us by SAGO.

E. OFF-BALANCE SHEET ARRANGEMENTS

     We currently do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     For tabular disclosure of our contractual obligations, please see “— Liquidity and Capital Resources — Contractual Obligations.”

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

A.	DIRECTORS AND SENIOR MANAGEMENT

Directors

     On April 30, 2003, Iusacell Celular elected new directors. The following table presents information with respect to our directors at April 30, 2003:

Name	Age	Position(s)

Carlos Espinal G	53	Chairman of the Board and Series A Director
Russell A. Olson	44	Series A Director
Anthony Llompart	40	Series A Director
Richard Harman	53	Series B Director
Javier Martinez del Campo	43	Series B Director

     The term of each director expires upon the election of his successor at a duly convened general ordinary shareholders meeting.

     Our by-laws authorize alternate directors to serve on the Board of Directors in place of directors who are unable to attend meetings or otherwise participate in the activities of the Board of Directors. The alternate directors as of April 30, 2002 are: any of Juan Carlos Merodio and Norma E. Urzua for any of Messrs. Espinal, Olson or Llompart, Ignacio Gomez Morin for Mr. Martinez del Campo, and Jack Lester for Mr. Harman.

Biographies

     Carlos Espinal G. has been a member of the Board of Directors of Iusacell Celular since April 2003. Mr. Espinal has also been a member of the Board of Directors of Iusacell since April 2002 and has served as Senior Group Vice-President, International — Americas for Verizon Communications, Inc. since April 2002. Before being appointed the Senior Group Vice-President, since April 2000 Mr. Espinal served as Chairman and Chief Executive Officer of CTI Movil, a leading wireless carrier in Argentina, of which Verizon was a significant shareholder. Before joining CTI Movil, Mr. Espinal served as General Manager and then as President and Chief Executive Officer of CODETEL. Prior to joining GTE/Verizon, Mr. Espinal served as Chairman and/or Chief Executive Officer of various large multinational firms in the industrial sector in Mexico, Venezuela and Thailand, and was the Managing Director of Hondutel (the Honduran telephone company). He has been a member of several professional and industry associations throughout Latin America. After graduating with honors in electronic engineering from the Universidad Javeriana in Colombia, Mr. Espinal enrolled in a graduate program in telecommunications engineering at NTT in Japan. Later, he obtained a master’s degree in industrial engineering and management from the Asian Institute of Technology in Thailand and completed the Program for Management Development at Harvard Business School.

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

     Anthony Llompart has been a member of the Board of Directors of Iusacell Celular since April 2003. Mr. Llompart is also Vice-President of Sales & Distribution for Iusacell since April 29, 2002. Mr. Llompart served 3 years as Director Channel Management for Verizon International and has held a variety of sales and marketing positions for Verizon and its predecessor company, GTE, for over 8 years. These positions include sales management, product management, distribution, and customer support. Mr. Llompart has over 12 years experience in the wireless industry. He holds a bachelor’s degree in business management from the University of Phoenix.

     Richard Harman has been a principal member of the Board of Directors of Iusacell Celular since April 30, 2003 and an alternate member of the Board of Directors of Iusacell Celular since April, 2001. Mr. Harman is also an alternate member of the Board of Directors of Iusacell. Mr. Harman is the Managing Director, Operations Development for the Vodafone Americas Region. Mr. Harman has been in the wireless telecommunications business for the last 23 years and during this time, he has held various positions in Pacific Bell, AirTouch and Vodafone. Mr. Harman has worked in multiple countries from Europe and South America. Previously, he served as the Chief Operating Officer of Vodafone Poland, and Chief Operating Officer of Globalstar Brazil. Mr. Harman holds a bachelors and master’s degree from the San Diego State University in California.

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

     The aggregate amount of compensation, including, without limitation, base salary and benefits, paid by Iusacell in 2002 to all directors and executive officers as a group was Ps.62.0 million (U.S.$5.9 million), compared to Ps.84.8 million (U.S.$8.1 million) in 2001. The aggregate amount excludes any amounts paid by Verizon and Vodafore to their employees who are directors and executive officers of Iusacell. See Item 7, “Major Shareholders and Related Party Transactions — Related Party Transactions”. As part of our general compensation policy, we conduct periodic reviews of our management and employees to determine bonus compensation. Iusacell also provide executive officers with use of an automobile. In addition, we provide our executive officers and other employees with food stamps (up to Ps.1,264.0 per month), gas stamps (up to 200 liters per month) and with contributions to a savings plan (up to Ps.1,665.8 per month).

C.	BOARD PRACTICES

Not applicable.

D.	EMPLOYEES

     At December 31, 2002, Iusacell Celular and our subsidiaries had an aggregate of 1,685 full-time and part-time employees, 96 temporary employees and 5 full time Verizon seconded employees or consultants. Approximately 33.6% of the full time employees were members of a labor union. We have never experienced a work stoppage and management considers our relationship with our employees to be good.

E.	SHARE OWNERSHIP

Iusacell owns, directly or indirectly, 100% of our shares. As a result, our directors and officers as a group own, in aggregate, none of our shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

     Iusacell owns, directly and indirectly, 100% of our outstanding 27,967 Series A shares and 100% of our outstanding 26,865 Series B shares. Iusacell has two principal shareholders. The first, Verizon, holds its interest in us through its subsidiaries. Since February 1997, we have been under management control of subsidiaries of Bell Atlantic, which is now Verizon. Our second principal shareholder is a subsidiary of Vodafone Group Plc.

     Verizon is one of the largest telecommunications companies in the world, with extensive participation in and knowledge of the wireless telecommunications business. In August 1997, Bell Atlantic and NYNEX Corporation, two of the original seven regional Bell operating companies formed as a result of the break-up of AT&T in 1984, completed their merger of equals to form the new Bell Atlantic. On June 30, 2000, the new Bell Atlantic and GTE Corporation consummated a merger of equals, in which GTE shareholders received 1.22 shares of Bell Atlantic common stock for each GTE share they owned, and Bell Atlantic renamed itself Verizon. Verizon had operating revenues and net income of approximately U.S.$67.6 billion and U.S.$4.0 billion, respectively, for the fiscal year ended December 31, 2002, and total assets of approximately U.S.$167.5 billion at such date.

     In the United States, Verizon Communications is the largest provider of wireline and wireless telephone service in 29 states and the District of Columbia, with 135.8 million access lines and employing 229,500 people. Verizon Wireless, a partnership between Verizon (which owns 55%) and Vodafone (which owns 45%) established in April 2000, is the largest wireless operator in the United States, with more than 32.5 million subscribers. Verizon Wireless has a presence in 49 of the top 50 U.S. markets and it covers nearly 90% of the United States population.

     Verizon has wireline and/or wireless operations in 32 countries and territories in the Americas, Europe, Asia and the Pacific, with 3.2 million attributable access lines and 8.7 million attributable wireless customers as of December 31, 2002. Verizon is also the world’s largest provider of print and on-line directory information.

     Verizon is a reporting company under the Exchange Act. Bell Atlantic and GTE were reporting companies under the Exchange Act. Reports and information filed with the Commission by Verizon, Bell Atlantic and GTE may be inspected and copied at the public reference facility maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail at prescribed rates by calling the SEC at 1-800-SEC-0330.

     On April 4, 2001, Vodafone acquired a 34.5% equity interest in Iusacell from the Peralta Group for U.S.$973.4 million. Vodafone is the largest mobile operations network company in the world, with more than 112.5 million subscribers, calculated based on Vodafone’s percentage interest in the relevant wireless companies, and a presence in 28 countries. Vodafone also owns interests in wireless carriers in Europe, the United States, the Asia/Pacific region, the Middle East and Africa. Vodafone companies are among leading mobile phone operators in the United States (with a 45% ownership interest in Verizon Wireless), Germany (Vodafone D2) and the United Kingdom (Vodafone), among others. Vodafone has grown substantially with its acquisition of Mannesmann AG in 2001 and is expanding its wireless data services.

     No other shareholder owns more than 5% of any class of Iusacell’s shares. At April 30, 2003, based on the information made available to us, Iusacell’s shareholders’ ownership interests were as follows:

	Number of Shares

Shareholders	A Shares	%	V Shares	%	Total	%

Verizon (1)	657,966,431	68.4	76,152,002	8.5	734,118,433	39.4
Vodafone(2)	303,326,053	31.6	339,617,555	37.7	642,943,608	34.5
Public investors(3)	—	—	484,962,753	53.8	484,962,753	26.1

Total	961,292,484	100.0	900,732,310	100.0	1,862,024,794	100.0

(1)	The address of Verizon Communications Inc. is: 1095 Avenue of the Americas, New York, New York.

(2)	The address of the Vodafone Group Plc is: Max Eunvelaan 61, 3062 MA. Rotterdam, The Netherlands.

(3)	Includes the series V shares held by the trust administering our executive employee stock purchase plan.

     Iusacell’s directors and officers as a group own, in the aggregate, less than 1.0% of Iusacell’s shares.

     Of Iusacell’s series V shares outstanding at May 30, 2003, 116,038,100 series V shares were held in the form of American Depositary Shares (ADS) by 35 holders of record based on information made available to us and provided by our depositary, The Bank of New York. Assuming that the holders of ADSs are located in the United States, then 23.9% of the series V shares (which includes all of the series V shares which are held in the form of ADSs except for the 1,400,000 series V shares held by Verizon which are held in the form of ADSs) are held in the United States. In May 2003, we completed a reverse split/ADS ratio change by modifying the ratio of shares of common stock of Iusacell per ADS, from ten (10) shares per ADS to one hundred (100) shares per ADS. The ratio change did not affect holders of Iusacell’s ordinary shares and was effected without charge to investors.

     In August 1999, Iusacell completed a reorganization. The reorganization included U.S.$132.5 million in borrowings from its principal shareholders between August 1998 and March 1999 that were immediately converted into equity, an offer to exchange the shares of Iusacell Celular for shares of Iusacell, primary equity offerings that raised U.S.$33.7 million in net proceeds for Iusacell and a U.S.$106.5 million secondary offering by Iusacell’s principal shareholders. This reorganization more than doubled the number of Iusacell’s publicly held shares. Before the August 1999 primary and secondary offerings, Verizon (then Bell Atlantic) had a 47.2% interest in Iusacell Celular and the Peralta Group had a 43.8% interest. After the August 1999 reorganization, Verizon and the Peralta Group each had a 40.4% interest in Iusacell. On January 31, 2000, Iusacell launched a second exchange offer to acquire the remaining 0.5% interest in Iusacell Celular held by public shareholders. This offer was completed on February 29, 2000 and, as a result, we then held 99.9% of the outstanding Iusacell Celular shares. See Item 4, “Information on the Company — History and Development of the Company.” This second exchange offer diluted both Verizon and the Peralta Group’s ownership interests by placing additional series V shares with public shareholders.

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

     On April 4, 2001, Vodafone purchased the Peralta Group’s 34.5% interest in Iusacell. In connection with this purchase, the shareholders agreement among Iusacell, Verizon and the Peralta Group terminated and Iusacell, Verizon and Vodafone entered into a new shareholders agreement, which we refer to as the Iusacell Shareholders Agreement.

     On September 27, 2001, Iusacell’s shareholders authorized a rights offering to holders of our outstanding series V shares and ADSs. The rights offering involved newly issued series V shares representing ADSs and series A shares for up to U.S.$100.0 million. The subscription period began on October 5, 2001 and ended on November 1, 2001. Iusacell’s principal shareholders, Verizon and Vodafone, purchased their pro rata portion of series A and series V shares. Sixty-seven percent (67%) of the non-Verizon and Vodafone series V shareholders exercised their rights to purchase additional shares. In addition, Verizon’s subscription included all of the series V shares offered to, but not subscribed for by public shareholders.

     As of April 30, 2003, Verizon held a 39.4% interest in Iusacell and Vodafone held a 34.5% interest in Iusacell.

     On June 13, 2003, Movil Access, a Mexican telecommunications service provider and a subsidiary of Biper, S.A. de C.V., which is a part of Grupo Salinas, announced that it would commence a public tender offer in Mexico and the United States to buy all of Iusacell’s outstanding capital stock. Verizon and Vodafone have announced that they have agreed to tender all of their Iusacell shares to Movil Access. See Item 4, “Information on the Company – History and Development of the Company.”

Governance

     Iusacell Celular’s by-laws provide that resolutions of the Board of Directors will be valid when approved by a majority vote of the members present, including the favorable vote of one of the Series A directors and the favorable vote of one of the Series B directors.

     Iusacell Celular’s by-laws also provide that resolutions of its shareholders will be valid when approved by shareholders representing a majority of our outstanding shares, including a majority of the outstanding Series A shares and Series B shares.

     The following transactions are subject to a supermajority vote by our Board of Directors or our shareholders:

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

Consulting and Secondment Agreements

     Iusacell Celular and Verizon have entered into a series of consulting and secondment agreements pursuant to which Verizon has agreed, for an indefinite term, to provide Iusacell Celular with management, technical, marketing, legal and other consulting services and seconded employees. Seconded employees generally agree to expatriate assignments of two to three years duration, with such employees’ compensation being paid by Verizon and reimbursed by Iusacell Celular. Verizon charges Iusacell Celular for the provision of seconded employees at cost, and for the provision of consulting services at or below market rates. Vodafone has entered into a similar agreement with Iusacell applicable to Iusacell Celular.

     With respect to consulting services and seconded employees provided in 2002, Iusacell Celular has been credited by Verizon for a total of U.S.$7.2 million to adjust for previous overcharges. At December 31, 2001, Iusacell Celular owed Verizon U.S.$6.3 million for consulting services and seconded employees provided in 1999, 2000 and 2001. Vodafone charged Iusacell a total of U.S.$219,216.0 for consulting fees and secondment agreements in 2001.

     In March 2001, Verizon and Iusacell agreed that Verizon would accept a transfer of all rights in connection with a U.S.$15.0 million advance paid by Iusacell Celular to an affiliate of Nortel Networks Inc. in exchange, on a dollar-for-dollar basis, for the cancellation of all existing charges invoiced by Verizon to Iusacell with respect to consulting services and seconded employees and a credit against any and all future such charges until the sum of all canceled charges equals U.S.$15.0 million.

     With respect to consulting services for 2003, Iusacell and Verizon have reached an agreement in which Iusacell Celular will pay a fixed fee of U.S.$1.8 million plus any applicable tax gross-up amount.

     We cannot predict whether these consulting and secondment agreements will continue to remain in place, as Verizon and Vodafone have announced that they would tender all of their Iusacell shares to Movil Access. See Item 4, “Information on the Company – History and Development of the Company.”

Roaming Agreements

     GTE Telecommunications Services, Inc., which we refer to as TSI, provides clearinghouse services for roaming arrangements. In 2002, TSI paid us U.S.$134,821.0 for such services. In October 2001, we entered into an inter-carrier roaming agreement with Verizon Wireless in the United States.

Interests of Directors

     Mr. Javier Martínez del Campo, a director of Iusacell Celular since February 1997, and Mr. Ignacio Gómez Morin, an alternate director of Iusacell Celular since February 1997, are members of the law firm of De Ovando y Martínez del Campo, S.C., which, in 2002, provided legal services to Iusacell and Iusacell Celular in the amount of approximately Ps.1.1 million (U.S.$105,516.0).

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

     Suit against SAGO

     In June 2001, SAGO Interamericana, S.A. de C.V., a distributor that at that time represented slightly less than 10% of our monthly gross post paid additions and approximately 2% of our monthly gross prepaid additions, notified us that it was immediately terminating its distribution agreement. We believe that this action violated the termination provisions of the distribution agreement, and have filed a lawsuit seeking compensatory damages. We cannot predict whether we will prevail in this lawsuit.

     Telemedic Lawsuit

     In March 2002, Telemedic S.A de C.V. filed a lawsuit against us seeking compensatory damages. We are now in the process of submitting evidence to the judge. Compensatory damages, if any, shall be determined by the judge at the end of the process.

     Ingran Lawsuit

     In May 2003, Comercializadora Ingran, S.A. de C.V. filed a lawsuit against us, seeking compensatory and consequential damages. We recently filed before the court an answer to the lawsuit and the period for submission of evidence to the judge will begin in the near future. Compensatory damages, if any, will be determined by the judge at the end of the period.

     Injunctive action against additional 10% excise tax

     On January 1, 2002, the Mexican Congress approved a surcharge that assesses an additional 10% federal excise tax on certain wireless telecommunications services. The tax resulted in a 10% increase in the monthly bills of postpaid mobile wireless customers and in the cost of prepaid cards in denominations of Ps.200.0 (U.S.$19.18) or more for the year 2002. In February 2002, we filed an injunctive action (amparo) challenging the Mexican government’s implementation of the tax. In October 2002, we received a preliminary ruling in favor of us by a Federal Judge, and the Mexican government subsequently filed an appeal. In June 2003, Mexico’s Supreme Court rejected the appeal and affirmed the ruling in favor of us.

     In 2003, the Mexican government implemented a modified version of the additional 10% excise tax on certain wireless telecommunications services, which was approved by the Mexican Congress. In March 2003, we filed an injunctive action (amparo) challenging this implementation. Until this injunctive action is resolved, we will continue to pay the full modified additional 10% excise tax to the Finance Ministry.

Dividend Policy

     We currently do not pay any dividends nor do we contemplate paying dividends in the foreseeable future.

B.	SIGNIFICANT CHANGES

No significant change has occurred since the date of the financial statements filed under Item 18.

ITEM 9. THE OFFER AND LISTING

A.       OFFER AND LISTING DETAILS

     Iusacell Celular does not currently have, and does not currently intend to apply to have, any securities listed on any stock exchange or other regulated markets.

     Iusacell Celular’s series D and L shares had been listed on the Mexican Stock Exchange until their delisting on February 29, 2000. ADSs representing 10 Iusacell Celular series D shares had been listed on the New York Stock Exchange from June 21, 1994 until their delisting on August 10, 1999 and traded under the symbol CEL.d. ADSs representing 10 Iusacell Celular series L shares had been listed on the New York Stock Exchange from June 21, 1994 until their delisting February 29, 2000 and traded under the symbol CEL until August 4, 1999 and thereafter, until February 29, 2000 under the symbol CEL.y.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

     Iusacell Celular does not currently have, and does not currently intend to apply to have, any securities listed on any stock exchange or other regulated markets. See “— Offer and Listing Details.”

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

General

     Iusacell Celular was incorporated on October 6, 1992 as a variable capital corporation (sociedad anónima de capital variable) established under the laws of Mexico. Iusacell Celular was registered in the Public Registry of Commerce of the Federal District of Mexico under Commercial Number 168528 on November 3, 1998. On March 30, 2001, Iusacell Celular’s shareholders approved new by-laws, which became effective on April 4, 2001, upon the closing of the sale by the Peralta Group to Vodafone of its series A and series V shares of Iusacell.

     Iusacell Celular’s corporate purpose is found under Article Two of its by-laws. Iusacell Celular’s primary purpose is to act as a holding company. The duration of our existence under our by-laws is indefinite.

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

     Each series A and series B share entitles the holder thereof to one vote at any general meeting of the shareholders of Iusacell Celular.

     Under our by-laws, any shareholder or group of shareholders holding Iusacell Celular shares representing at least 25% of the total capital stock of Iusacell Celular shall be entitled to designate one director corresponding to such series and the corresponding alternate director.

     Under Mexican law, the holders of shares of any series are also entitled to vote at a special meeting of the holders of shares of such series or category of holders on any action that would prejudice the rights of such holders, and such a holder would be entitled to judicial relief against any such action taken without the approval of the required majority of holders of the relevant series at such a meeting. Any determination that an action does not require a vote at a special meeting would be subject to judicial challenge by an affected shareholder, and the necessity for a vote at a special meeting would ultimately be determined by a court. Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

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

     Under our by-laws, the quorum on a first call for an ordinary general shareholders’ meeting is at least 51% of the outstanding shares. If a quorum is not available on the first call, a second meeting may be called and validly held regardless of the number of shares represented. In order for a resolution of the ordinary general meeting to be validly adopted as a result of a first or subsequent call, attendance by and the favorable vote of the holders of a majority of each of the outstanding series A and series B shares is required.

     The quorum on a first call for an extraordinary general meeting is 75% of the outstanding shares. If a quorum is not available on the first call, a second meeting may be called and convened, provided that at least 51% of the outstanding shares are present. Whether on a first or second call, in order for a resolution of an extraordinary general meeting to be validly adopted, the favorable vote of the holders of a majority of each of the series A and series B shares present is required.

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

     Shareholders’ meetings may be called by the Board of Directors the Chairman of the Board of Directors, the Secretary and alternate Secretary, any two directors, any of the statutory auditors or any Mexican court of competent jurisdiction. In addition, the Board of Directors or any of the statutory auditors may be required to call a meeting of shareholders upon the written request of holders of 10% of the outstanding capital stock. In addition, the Board of Directors or the statutory auditors must call a shareholders’ meeting at the written request of any shareholder if no ordinary general shareholders’ meeting has been held for two consecutive years or if the shareholders’ meetings held during such period have not considered the items mentioned in Article 181 of the Mexican Companies Law discussed above. Notice of a meeting must be published in the Official Gazette of the Federation (Diario Oficial de la Federación) and in a newspaper of general circulation in Mexico City at least 15 days prior to the meeting. In order to attend a shareholders’ meeting, a shareholder must request and obtain an admission card by furnishing, at least 48 hours before the time set for holding the shareholders’ meeting, appropriate evidence of its ownership of shares or depositing such shares with our corporate secretary of the Board of Directors or with an institution authorized to accept such deposit. If so entitled to attend the meeting, a shareholder may be represented by proxy signed before two witnesses.

     Under Mexican law, an action for civil liabilities against members of the Board of Directors may be initiated by a shareholders’ resolution taken at a general shareholders’ meeting. In the event shareholders decide to bring such an action, the persons against whom such action is brought will immediately cease to be members of the Board of Directors. Additionally, shareholders representing not less than 15% of the outstanding shares of Iusacell Celular may directly take such action against members of the Board of Directors, provided that (i) such shareholders have not voted in favor of a resolution approved at the relevant general shareholders’ meeting pursuant to which it was resolved not to take any action against the directors who are to be sued, and (ii) the claim in question covers damages alleged to have been caused to Iusacell Celular and not only to the individual shareholders’ interests.

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

Dividend Rights

     The series A and series B shares have the same dividend rights. The declaration and payment of such dividends will depend upon Iusacell Celular’s results of operations, financial conditions, cash requirements, future prospects and other factors deemed relevant by the shareholders. In addition, Mexican law provides that Mexican companies may only pay dividends from retained earnings included in the year-end financial statements that have been approved by their shareholders. Dividends may be paid only after all losses for previous years have been paid for, a legal reserve equal to 20% of paid-in capital has been achieved and shareholders have approved the dividend payment. Iusacell Celular has outstanding debt obligations which limits the amount of dividends that can be paid in any given year or prohibit dividends entirely.

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

     Shareholders may also approve the redemption of fully-paid shares with retained earnings. Such a redemption would be effected by a repurchase of shares by lot.

     The by-laws require that, unless a shareholders’ meeting resolves otherwise, any capital increase effected pursuant to a capital contribution be represented by new series A and series B shares in proportion to the number of shares of each such series outstanding. Our by-laws provide that the series B shares may not exceed 49% of our capital stock.

     The fixed portion of our capital stock may only be increased or decreased by resolution of an extraordinary general meeting of the shareholders and an amendment to the by-laws, whereas the variable portion of our capital stock may be increased or decreased by resolution of an ordinary general meeting of shareholders.

Preemptive Rights

     In the event of a capital increase through the issuance of new shares for payment in cash or in kind, a holder of existing shares has a preferential right to subscribe for a sufficient number of new shares to maintain the holder’s existing proportionate holdings of shares. Preemptive rights must be exercised within the period and under the conditions established for such purpose by the shareholders, under Mexican law, and our by-laws. In no case may such period be less than 15 days and no greater than 30 days following the publication of notice of the capital increase in the Official Gazette of the Federation or following the date of the shareholders’ meeting at which the capital increase was approved if all shareholders were represented. Otherwise, such rights will lapse.

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

     The covenants contained in the Iusacell Celular indenture and the senior credit refinancing secured loan limit Iusacell Celular’s ability to issue variable capital shares.

     Forfeiture of Shares

     As required by Mexican law, Iusacell Celular’s by-laws provide that “current or future foreign shareholders of the Company agree with the Ministry of Foreign Relations to consider themselves as Mexican nationals with respect to the shares that they may acquire or of which they may be owners, as well as with respect to the assets, rights concessions, participations or interests of which the Company is the owner and of the rights and obligations that derive from the contracts to which the Company is a party, and therefore not to invoke the protection of their governments with respect to such shares under penalty, should they violate this agreement, of forfeiting for the benefit of the Nation the shares that they may have acquired.”

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

     As a general rule, the 1993 Foreign Investment Law allows foreign investments in up to 100% of the capital stock of Mexican companies, except for those engaged in specified restricted industries, such as basic telephone service, where foreign investments are limited to 49% of the voting capital stock. Foreign investors may, however, participate in excess of 49% of the voting capital stock of a Mexican corporation engaged in the cellular telephone business with the prior approval of the Mexican Foreign Investment Commission. Iusacell has received such approval and, as a result, neither our series A nor our series V shares are restricted to Mexican ownership. See Item 4, “Information on the Company — Business Overview — Government Regulation — Foreign Ownership Restrictions.”

     Foreign states and foreign governments are prohibited under the 1995 Telecommunications Law from holding a concession or permit to provide telecommunications services, from receiving any such concession or permit as a guarantee or from being the beneficiary of any such guarantee, or from directly or indirectly owning shares of Mexican companies, including Iusacell.

C.	MATERIAL CONTRACTS

     On December 29, 1999, Iusacell Celular entered into a series of agreements with MATC Celular, the Mexican subsidiary of American Tower Corporation, with respect to Iusacell Celular’s existing towers and future tower needs. Under these agreements, which were amended in May 2002, MATC Celular, among other things, is required to build towers or find space on existing towers, which Iusacell Celular’s subsidiaries lease. The term of the lease is 10 years with two five-year renewal periods. As of May 30, 2003, Iusacell Celular’s subsidiaries lease from MATC Celular 715 sites, including 320 transfer sites, a number of built-to-suit sites and co-locations.

     See also, Item 5, “Operating and Financial Review and Prospects—Liquidity and Capital Resources,” for a summary of Iusacell Celular’s material credit agreements and indentures.

D.	EXCHANGE CONTROLS

     There are currently no exchange controls in Mexico. However, Mexico has imposed foreign exchange controls in the past. Pursuant to the provisions of the North American Free Trade Agreement and in the event Mexico experiences serious balance of payment difficulties or the threat thereof in the future, Mexico remains free to impose foreign exchange controls on investments made in Mexico, including those made by U.S. and Canadian investors.

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

     Mexico and the United States have signed and ratified a Convention for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income and related Protocols (collectively, the “Tax Treaty”). The Tax Treaty is currently in effect and provisions of the Tax Treaty that may affect holders of the Notes are summarized below. Holders should consult with their tax advisors as to their entitlement to the benefits afforded by the Tax Treaty. Mexico has also executed treaties to avoid double taxation with other countries as well as agreements providing for the exchange of information with respect to tax matters, some of which presently are in force. The following summary does not take into account the effect of any such treaties. Readers should consult their tax advisors as to their entitlement to the benefits afforded by such other treaties.

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

Mexican Tax Consequences to Holders of Notes

     The following is a summary of the principal consequences under current Mexican federal tax law, their regulations and administrative rules issued by the Mexican Ministry of Finance and Public Credit and the Tax Treaty, in force as of the date of this report, of the purchase, ownership and disposition of Notes by a Foreign Holder. A “Foreign Holder” is a holder who (i) is not a resident of Mexico for tax purposes and (ii) will not hold Notes or a beneficial interest in Notes in connection with the conduct of a trade or business through a permanent establishment in Mexico.

     Taxation of Payments of Interest and Principal

     Under the Mexican Income Tax Law, payments of interest made by Iusacell Celular to a Foreign Holder in respect of their respective Notes will be subject to Mexican withholding taxes assessed at a rate of 4.9% if, (i) the Notes have been placed through banks or brokers in a country with which Mexico has executed a treaty to avoid double taxation and such treaty is in force, (ii) the Notes have been registered in the Special Section of the National Registry of Securities (the “Special Section”), and (iii) as has been the case in the past, the issuer provides the information required under general rules issued by the Ministry of Finance and Public Credit (the “Reduced Rate Regulation”), which is described below. Otherwise, payments of interest made by Iusacell or Iusacell Celular to a Foreign Holder in respect of their respective Notes will be subject to Mexican withholding taxes assessed at a rate of 10%.

     The information requirements under the “Reduced Rate Regulation” are generally described below:

•	that Iusacell Celular has timely filed with the Mexican Ministry of Finance and Public Credit information relating to the registration of their respective Notes in the Special Section and to the issuance of their respective Notes; and

•	that Iusacell Celular timely files each quarter of the calendar year with the Mexican Ministry of Finance and Public Credit information representing that no “party related” to Iusacell Celular, directly or indirectly, is the effective beneficiary of 5% or more of the aggregate amount of the interest payment, and Iusacell Celular maintain records evidencing compliance with this requirement.

     Under the Mexican Income Tax Law and the Reduced Rate Regulation any of the following would be a “party related” to Iusacell Celular: (1) shareholders of Iusacell Celular that own, directly or indirectly, individually or collectively with related persons (within the meaning of the Mexican Income Tax Law and the Reduced Rate Regulation) more than 10% of the voting stock of Iusacell Celular, or (2) corporations if more than 20% of their stock is owned directly or indirectly, individually or collectively by related persons of Iusacell Celular.

     Apart from the Reduced Rate Regulation, other special rates of Mexican withholding income tax may apply. In particular, under the Tax Treaty, the Mexican withholding tax is reduced to 4.9% (the “Treaty Rate”) for some holders that are residents of the United States within the meaning of the Tax Treaty provided they satisfy the circumstances contemplated in the Tax Treaty and provided that the Notes are considered to be regularly and substantially traded on a recognized securities market, which is not expected to be the case. During 2003, the Tax Treaty is not expected, generally, to have any material effect on the Mexican tax consequences to holders of Notes because, as described above, with respect to a Foreign Holder, Iusacell Celular will be entitled to withhold taxes in connection with interest payments under their respective Notes at the Reduced Rate so long as the Reduced Rate Regulation requirements described above are met. Otherwise, holders of the Notes should consult their tax advisors as to the possible application of the Treaty Rate.

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

     Taxation of the Sale and other Disposition of the Notes

     Under the Income Tax Law gains resulting from a Foreign Holder’s sale or other disposition of Notes are considered interest.

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

     Not applicable.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

     Iusacell Celular’s earnings are affected by changes in interest rates as a result of long-term borrowings. For a description of Iusacell Celular’s long-term borrowings, see Item 5, “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Long-Term Indebtedness.”

     Iusacell Celular has fixed rate debt under its Iusacell Celular senior notes and a Banco Santander credit facility. Iusacell Celular also had, as of December 31, 2002, variable debt under the senior refinancing secured loan.

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

     In July 1998, Iusacell Celular entered into an interest rate collar agreement on a notional amount of U.S.$35.0 million until July 30, 2002. The collar agreement limited the maximum effective LIBOR cost to 6.12% if six-month LIBOR was lower than 7.12% and 7.12% if LIBOR equaled or exceeded that level. On February 26, 1999, Iusacell Celular entered into a second interest rate collar agreement to limit the maximum interest rate Iusacell Celular must pay on U.S.$15.0 million of its floating rate debt until July 2002. Under the terms of this second collar agreement,

Iusacell Celular’s maximum effective LIBOR cost was limited to 5.82% if six-month LIBOR was lower than 6.82% and, if six-month LIBOR equalled or exceeded 6.82%, then Iusacell Celular’s maximum effective LIBOR cost would be limited to 6.82%. These interest rate collar agreements expired on July 30, 2002.

     The following table summarizes the debt obligations and derivative instruments that are sensitive to changes in interest rates held by Iusacell Celular as of December 31, 2002. With respect to the debt, the tables present principal payment obligations that exist by maturity date and the related average interest rate. Average interest rates for liabilities are calculated based on weighted averages. Dollar-denominated amounts have been converted to Mexican pesos based on the exchange rate published by Banco de México at December 31, 2002, which was U.S.$1.00 = Ps.10.4393. The following table does not reflect as current the effects of our default under the senior refinancing secured loan, as the senior refinancing secured loan has not yet been declared immediately due and payable. Depending on subsequent events and the progress of our restructuring efforts, we expect our payment obligations to change. See Note 24 to the Consolidated Financial Statements.

	As of December 31, 2002 — Expected Maturity Date

	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value

	in millions of Mexican pesos (U.S. dollars)
Fixed Rate Debt
U. S. Dollar denominated	125.3	1,565.9	–	–	–	–	1,691.2	935.7
Weighted-average interest rate	9.3%	5.4%	–	–	–	–	–	–
Mexican Peso denominated	–	–	–	–	–	–	–	–
Weighted average interest rate	–	–	–	–	–	–	–	–
Variable Rate Debt
U. S. Dollar denominated	–	1,039.8	1,386.5	346.5	–	–	2,772.8	2,772.8
Weighted-average interest rate	3.6%	4.1%	4.5%	4.5%	–	–	–	–
Mexican Peso denominated	–	–	–	–	–	–	–	–
Weighted-average interest rate	–	–	–	–	–	–	–	–
Interest Rate Derivatives
Interest Rate Collars
Average Cap Rate	–	–	–	–	–	–	–	–
Average Floor Rate	–	–	–	–	–	–	–	–

Note: To determine the weighted-average interest rate for variable rate debt, LIBOR interest rate was forecasted by CIEMEX-WEFA assuming 1.33% for 2003, 1.84% for 2004, 2.24% for 2005, 2.4% for 2006 and 3.15% for 2007.

Foreign Currency Risk

     Our primary foreign currency exposure relates to our foreign currency denominated debt. Our debt obligations are denominated in U.S. dollars while we generate revenues in Mexican pesos. Therefore, we are exposed to currency exchange rate risks that could significantly affect our ability to meet our obligations. The exchange rate of pesos to the U.S. dollar is a freely floating rate and the peso has experienced significant devaluations in recent years. Any significant decrease in the value of the peso relative to the U.S. dollar in the near term may have a material adverse effect on Iusacell and on our ability to meet our long-term debt obligations.

     In December 1999, we used forward-rate contracts to hedge its exchange rate exposure for U.S.$77.0 million, approximately 50% of the principal and interest payments coming due over the period April 2000 to April 2001. In November 2000, we entered into another forward-rate contract to hedge its exchange rate exposure for U.S.$15.0 million of interest payments coming due between then and January 2002. In August and October 2001, we hedged using forward rate contracts 100% of the principal U.S.$150.0 million and U.S.$34.5 million of associated interest of the Iusacell Celular senior notes. In October 2002, we opted to unwind the full foreign exchange hedge contracted in 2001; however, we will continue to look for opportunities to enter into cost efficient, foreign exchange hedging positions when appropriate.

     The following table summarizes our debt that is sensitive to changes in foreign currency exchange rates as of December 31, 2002. With respect to the debt, the tables present principal payment obligations that exist by maturity date and the related average interest rate. Average interest rates for liabilities are calculated based on weighted average. Dollar-denominated amounts have been converted to Mexican pesos based on the exchange rate published by Banco de México at December 31, 2002, which was U.S.$1.00 = Ps.10.4393. The following table does not reflect as current the effects of our default under the senior refinancing secured loan, as the senior refinancing secured loan has not yet been declared immediately due and payable. Depending on subsequent events and the progress of our restructuring efforts, we expect our payment obligations to change. See Note 24 to the Consolidated Financial Statements.

		As of December 31, 2002 — Expected Maturity Date

	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value

	In millions of Mexican Pesos (U.S. dollars)
Fixed Rate Debt
U. S. Dollar denominated	125.3	1,565.9	–	–	–	–	1,691.2	935.7
Weighted-average interest rate	9.3%	5.4%	–	–	–	–	–	–
Variable Rate Debt
U. S. Dollar denominated	–	1,039.8	1,386.5	346.5	–	–	2,772.8	2,772.8
Weighted-average interest rate	3.6%	4.1%	4.5%	4.5%	–	–	–	–
Forward Exchange Derivatives
Receive Mexican Pesos/Pay U.S.Dollars	–	–	–	–	–	–	–	–
Average exchange rate	–	–	–	–	–	–	–	–
Receive U.S. Dollars/Pay Mexican Pesos	–	–	–	–	–	–	–	–
Average exchange rate	–	–	–	–	–	–	–	–

Note: To determine the weighted-average interest rate for variable rate debt, LIBOR interest rate was forecasted by CIEMEX-WEFA assuming 1.33%. for 2003, 1.84% for 2004, 2.24% for 2005, 2.4% for 2006 and 3.15% for 2007.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     During the first half of 2003, we exceeded the permitted leverage ratio (as defined in the senior refinancing secured loan) of 2.50. On April 28, 2003, we and the lenders entered into the second amendment and waiver to increase the permitted leverage ratio under the senior refinancing secured loan from 2.50 to 2.70. Under the second amendment and waiver, we temporarily agreed not to make any restricted payment, loan or advance to, or repay any loan or advance from any affiliate, provided that if we or any of our subsidiaries make any payment on the principal of any indebtedness (as defined in the senior refinancing secured loan), we or the relevant subsidiary will simultaneously prepay a pro rata amount outstanding under the senior refinancing secured loan. On May 22, 2003, the second amendment and waiver was extended until June 13, 2003. On June 12, 2003, the second amendment and waiver was further extended until June 26, 2003.

     The second amendment and waiver has not since been extended and, as a result, we are in default of a financial ratio covenant under the senior refinancing secured loan, which constitutes an event of default under that loan as if the second amendment and waiver had never been executed. See Item 5, “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Long-Term Indebtedness — Loan Covenant Waivers and Modifications.”

     On June 1, 2003, Iusacell failed to make a U.S.$25.0 million interest payment which was due on the Iusacell senior notes. While Iusacell has a 30-day grace period to make the payment before an event of default will occur, Iusacell does not expect to make the June 1, 2003 interest payment within that grace period. As a result, an event of default under the indenture governing the Iusacell senior notes will occur and the holders of those notes will have the right to declare those notes immediately due and payable. The right of the holders of the Iusacell senior notes to accelerate Iusacell’s repayment obligations under those notes will cause an event of default under the terms of our senior refinancing secured loan and the lenders will have the right to declare that loan immediately due and payable. If the lenders under the senior refinancing secured loan accelerate the loan, an event of default will also occur under the Iusacell Celular indenture, in which case the holders of the Iusacell Celular senior notes will have the right to accelerate our repayment obligations under the Iusacell Celular senior notes.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES

     Evaluation of Disclosure Controls and Procedures. The person performing similar functions of a principal executive officer and the person performing similar functions of a principal financial officer of Iusacell Celular have evaluated the effectiveness of Iusacell Celular’s disclosure controls and procedures (as such term is defined in Rules 13a-14(c) and 15d-14(c) under the Exchange Act) as of a date within 90 days prior to the filing date of this Annual Report (the “Evaluation Date”). Based on such evaluation, such persons have concluded that, as of the Evaluation Date, Iusacell Celular’s disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to Iusacell Celular (including its consolidated subsidiaries) required to be included in Iusacell Celular’s reports filed or submitted under the Exchange Act.

     Changes in Internal Controls. Since the Evaluation Date, there have not been any significant changes in Iusacell Celular’s internal controls or in other factors that could significantly affect such controls. No significant deficiencies and material weaknesses were identified that required corrective actions.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Not applicable. Applies to fiscal years ending on or after July 15, 2003.

ITEM 16B. CODE OF ETHICS

     In May, 2002 we adopted a code of ethics. Our code of ethics applies to all of our employees, including the principal executive officer, principal financial officer, principal accounting officer and controller and persons performing similar functions. During 2002, we implemented training courses in the code of ethics to all our employees. Every new employee is provided also with training and a copy of our code of ethics. Our code of ethics, together with an English translation, is also posted on our internet website: www.iusacell.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     PricewaterhouseCoopers, which has been appointed by Iusacell’s Board of Directors, has served as the independent public accountants for Iusacell and its subsidiaries for each of the fiscal years in the three-year period ended December 31, 2002. Each year, the Audit Committee submits a recommendation to Iusacell’s Board of Directors to ratify the re-appointment of Iusacell’s independent public accountants.

     The following table presents the aggregate fees for professional audit services and other services rendered by PricewaterhouseCoopers to Iusacell Celular in 2002.

Fees Paid to PricewaterhouseCoopers

2002

Thousands of pesos
Audit Fees(1)	8,762
Audit-related Fees(2)	3,351
Tax Fees(3)	1,135
All Other Fees(4)	1,044

Total	14,292

(1)	Audit fees include services performed by the independent accountant to comply with generally accepted accounting standards in Mexico and the United States. Audit fees also include fees for services provided by the independent accountants in connection with statutory and regulatory filings or engagements, comfort letters, statutory audits, attest services, consents and assistance with and review of documents filed with the SEC.

(2)	Audit-related fees include employee benefit plan audits, accounting consultations and audits in connection with internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

(3)	Tax fees include fees for tax compliance, tax planning and tax advice. Tax compliance generally involves preparation of original and amended tax returns, claims for refund and tax payment-planning services. Tax planning and tax advice encompass assistance with tax audits and appeals, employee benefit plans and requests for rulings or technical advice from taxing authorities.

(4)	All other fees include mainly services related to the purchasing information system implementation and design.

PART III

ITEM 17. FINANCIAL STATEMENTS

     We have responded to Item 18 in lieu of responding to this Item 17.

ITEM 18. FINANCIAL STATEMENTS

     See pages F-1 to F-54.

ITEM 19. EXHIBITS

     Documents filed as exhibits to this Annual Report.

Exhibit
No.	Exhibit

1.1	By-laws (estatutos) of Grupo Iusacell Celular, S.A. de C.V. effective April 4, 2001 (incorporated by reference to Exhibit 1 to Iusacell Celular’s Annual Report on Form 20-F for fiscal year 2000 – File No. 033-79254).

2.1	Shareholders Agreement dated as of March 30, 2001 by and among Iusacell, Bell Atlantic Latin America Holdings, Inc., Bell Atlantic International, Inc., Bell Atlantic New Zealand Holdings, Inc. and Vodafone Americas B.V. (incorporated herein by reference to Exhibit 2(a) to Iusacell’s Annual Report on Form 20-F for fiscal year 2000 — File No. 001-14938).

2.2	Indenture dated as of July 25, 1997 among Grupo Iusacell Celular, S.A. de C.V., certain subsidiaries of Iusacell Celular, S.A. de C.V. and First Union National Bank, as trustee (incorporated herein by reference to Exhibit 4.1 to the Registration Statement F-4 — Registration Number 333-37431).

4.1	Agreement for Equipment, Furnish and Installation for Iusacell’s Cellular Network, dated as of December 10, 1997, among Grupo Iusacell Celular, S.A. de C.V., Lucent Technologies World Services, Inc. and Lucent Technologies de México, S.A. de C.V. (incorporated herein by reference to Exhibit A to Iusacell Celular’s Annual Report on Form 20-F for fiscal year 1997).

4.2	Amended and Restated Credit Agreement, dated as of July 25, 1997, as amended and restated as of March 29, 2001 among Grupo Iusacell Celular, S.A. de C.V. and JP Morgan, as sole Bookrunner and Lead Arranger, and The Chase Manhattan Bank, as Administrative Agent and Collateral Agent, BNP Paribas, Citibank N.A., The Toronto-Dominion Bank and BBVA Bancomer S.A., as Arrangers (incorporated herein by reference to Exhibit 4(b) to Iusacell’s Annual Report on Form 20-F for fiscal year 2000 — File No. 001-14938).

4.3	Amended and Restated Master Lease Agreement (English version), dated as of May 16, 2002, among MATC Celular, S. de R.L. de C.V., Grupo Iusacell Celular, S.A. de C.V. and Iusacell Arrendadora, S.A. de C.V. (incorporated herein by reference to Exhibit 4.3 to Iusacell’s Annual Report on Form 20-F for fiscal year 2002 — File No. 001-14938).

4.4	Amended and Restated Master Lease Agreement (English version), dated as of May 16, 2002, between MATC Celular, S. de R.L. de C.V. and Grupo Iusacell Celular, S.A. de C.V., for and on behalf of itself and its affiliates (incorporated herein by reference to Exhibit 4.4 to Iusacell’s Annual Report on Form 20-F for fiscal year 2002 — File No. 001-14938).

4.5	Amended and Restated Build-to-Suit and Site Development Agreement, dated as of May 16, 2002, between MATC Celular, S. de R.L. de C.V. and Grupo Iusacell Celular, S.A. de C.V., for and on behalf of itself and its affiliates (incorporated herein by reference to Exhibit 4.5 to Iusacell’s Annual Report on Form 20-F for fiscal year 2002 — File No. 001-14938).

4.6	First Amendment and Waiver, dated as of December 7, 2001, to the Amended and Restated Credit Agreement, dated as of July 25, 1997, as amended and restated as of March 29, 2001 among Grupo Iusacell Celular, S.A. de C.V., the lenders party thereto, and JP Morgan Chase Bank as Administrative Agent and Collateral Agent (incorporated herein by reference to Exhibit 4.3 of Iusacell’s Annual Report on Form 20-F for fiscal year 2001 — File No. 001-14938).

Exhibit
No.	Exhibit

4.7	Second Amendment and Waiver, dated as of April 28, 2003, to the Amended and Restated Credit Agreement, dated as of July 25, 1997, as amended and restated as of March 29, 2001 among Grupo Iusacell Celular, S.A. de C.V., the lenders party thereto, and JP Morgan Chase Bank as Administrative Agent and Collateral Agent (incorporated herein by reference to Exhibit 4.7 of Iusacell’s Annual Report on Form 20-F for fiscal year 2002 — File No. 001-14938).

4.8	First Amendment to the Second Amendment and Waiver, dated as of April 28, 2003, to the Amended and Restated Credit Agreement, dated as of July 25, 1997, as amended and restated as of March 29, 2001 among Grupo Iusacell Celular, S.A. de C.V., the lenders party thereto, and JP Morgan Chase Bank as Administrative Agent and Collateral Agent (incorporated herein by reference to Exhibit 4.8 of Iusacell’s Annual Report on Form 20-F for fiscal year 2002 — File No. 001-14938).

4.9	Second Amendment, dated as of June 10, 2003, to the Second Amendment and Waiver dated as of April 28, 2003, to the Amended and Restated Credit Agreement, dated as of July 25, 1997, as amended and restated as of March 29, 2001 among Grupo Iusacell Celular, S.A. de C.V., the lenders party thereto, and JP Morgan Chase Bank as Administrative Agent and Collateral Agent (incorporated herein by reference to Exhibit 4.8 of Iusacell’s Annual Report on Form 20-F for fiscal year 2002 — File No. 001-14938).

7.1*	Computation of ratio of earnings to fixed charges.

8.1*	List of subsidiaries.

12.1*	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (by the equivalent of Chief Executive Officer).

12.2*	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (by the equivalent of Chief Financial Officer).

*	Filed herewith.

GLOSSARY OF TELECOMMUNICATIONS TERMS

1XRTT:	A member of CDMA 2000 which is a family of standards that defines the radio interface allowing a smooth transition from CDMA (1S-95) systems. This family of standards involve some variants and the services, offerings, such as voice and packet data on a single carrier (1XRTT), data only (1X-DO).

Analog:	A transmission method employing a continuous electrical signal that varies in amplitude or frequency in response to changes in sound, light, position, etc., impressed on a transducer in the sending device.

Band:	A range of frequencies between two defined limits.

CDMA:	Code Division Multiple Access, the highest-capacity commercial digital standard available. CDMA increases capacity by transmitting a large number of simultaneous conversations over a single channel, assigning unique codes that can be re-assembled at the receiving end.

Cellular A-band:	The range of frequencies used to provide cellular wireless service between 825-835 MHz and between 870-880 MHz of the radio spectrum.

Cellular B-band:	The range of frequencies used to provide cellular wireless service between 835-845 MHz and between 880-890 MHz of the radio spectrum.

Channel:	A pathway for the transmission of information between a sending point and a receiving point.

Covered POPS:	The number of POPs in a defined area for whom a cellular signal is accessible.

CPP:	Calling Party Pays is a cellular telephony payment structure in which the party that places a call to a cellular telephone is billed for interconnection access, and the recipient is not billed for the airtime charges corresponding to the call.

Digital:	A method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission and switching technologies employ a sequence of discrete, distinct pulses to represent information, as opposed to the continuous analog signal.

Hertz:	The unit measuring the frequency with which an alternating electromagnetic signal cycles through the zero-value state between lowest and highest states. One hertz (abbreviated Hz) equals one cycle per second; KHz (kilohertz) stands for thousands of hertz; MHz (megahertz) stands for millions of hertz; and GHz (gigahertz) stands for billions of hertz.

IMTS:	Improved mobile telephone service; IMTS systems are analog mobile telephone systems that employ a single powerful radio base station to communicate with IMTS mobile telephones that are within approximately a 25-mile radius.

LATA:	Local access and transport area; an area in which a local exchange carrier is permitted to provide service as designated by the 1982 United States federal court decree resulting from antitrust litigation brought by the United States Department of Justice against AT&T corporation.

PCS:	Personal communications services. PCS represents a digital wireless communications service with the ability to provide features such as voice, video and data applications, short messaging, voicemail, caller identification, call conferencing and call forwarding.

PCS A-band:	The range of frequencies used to provide PCS wireless services between 1.850-1.865 GHz and between 1.930-1.945 GHz of the radio spectrum.

PCS B-band:	The range of frequencies used to provide PCS wireless services between 1.870-1.885 GHz and between 1.950-1.965 GHz of the radio spectrum.

PCS D-band:	The range of frequencies used to provide PCS wireless services between 1.865-1.870 GHz and between 1.945-1.950 GHz of the radio spectrum.

PCS E-band:	The range of frequencies used to provide PCS wireless services between 1.885-1.890 GHz and between 1.965-1.970 GHz of the radio spectrum.

Penetration Rate:	A cellular operator’s subscribers within a defined area derived by total POPs within that area.

POPs:	The population for a particular area based on the 2000 Mexican census. Population figures for 1996, 1997, 1998 and 1999 have been calculated by applying the forecast annual population growth rate for 1995, as published by the Instituto Nacional de Estadística, Geografía e Informática (the National Institute of Statistics, Geography and Information Processing, “INEGI”) to the official 1990 census figures. Population figures for 2002 have been calculated by applying the forecast annual population growth rate for 2002 to the data derived from the 2000 Mexico census. Where the population information is set forth without reference to a year, the information given is as of December 31, 2002. The SCT divides Mexico into nine geographic Regions for the provision of cellular service (individually a “Region” and collectively the “Regions”). Information regarding the numbers of POPs within a given Region has been calculated using the national population growth rate, as published by INEGI. Information regarding the number of POPs within a given city has been calculated using the growth rate for that city, as published by INEGI, which may not be the same as the national growth rate published by INEGI. The number of POPs in any Region or other geographic area should not be confused with the current number of users of wireless services in that Region or other geographic area and is not indicative of the number of users of wireless services in the future.

Roaming:	A service offered by mobile communications providers which allows a subscriber to use his or her telephone while in the service area of another carrier.

Switch:	A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is the process of interconnecting circuits to form a transmission path between users.

TDMA:	Time division multiple access, a standard of digital cellular technology, which provides more call carrying capacity than analog, but less than CDMA, by interlacing conversations on a single channel through time-sharing methods.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO IUSACELL CELULAR, S.A. DE C.V.

By: /s/ CARLOS ESPINAL G.
Carlos Espinal G.
Chairman of the Board and Series A Director and Attorney-in-Fact

By: /s/ RUSSELL A. OLSON
Russell A. Olson
Series A Director and Attorney-in-Fact

Date: June 30, 2003

CERTIFICATIONS

I, Carlos Espinal G., certify that:

1.	I have reviewed this annual report on Form 20-F of Grupo Iusacell Celular, S.A. de C.V.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”);

c.	and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

	By:	/s/ Carlos Espinal G.
Carlos Espinal G. Chairman of the Board and Series A Director (principal executive officer)

CERTIFICATIONS

I, Russell A. Olson, certify that:

1.	I have reviewed this annual report on Form 20-F of Grupo Iusacell Celular, S.A. de C.V.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”);

c.	and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

	By:	/s/ Russell A. Olson
Russell A. Olson Series A Director (principal financial officer)

GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S.A. de C.V.)

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000

REPORT OF INDEPENDENT ACCOUNTANTS

Mexico City, February 28, 2003, except for Note 24 for which the date is June 27, 2003.

The Board of Directors and Stockholders of
Grupo Iusacell Celular, S.A. de C.V.:

     We have audited the accompanying consolidated balance sheets of Grupo Iusacell Celular, S.A. de C.V. and subsidiaries (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of income, of changes in stockholders’ equity and of changes in financial position for each of the three years in the period ended December 31, 2002 and the financial statement schedule included in this Form 20-F. These financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements and financial statement schedule referred to above present fairly, in all material respects, the consolidated financial position of Grupo Iusacell Celular, S.A. de C.V. and subsidiaries as of December 31, 2002 and 2001, and the consolidated results of its operations, changes in stockholders’ equity and changes in its consolidated financial position for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Mexico.

     Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States and as allowed by Item 18 to Form 20-F. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2002 expressed in Mexican Pesos and the determination of consolidated stockholders’ equity at December 31, 2002 and 2001 also expressed in Mexican Pesos to the extent summarized in Note 22 to the consolidated financial statements.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As mentioned in Note 24 to the consolidated financial statements, the Company has incurred a technical default and violated a financial leverage covenant under its Amended and Restated Syndicated Loan. The Company obtained an amendment that expired on June 26, 2003, and as a result, the Company is in default of a financial leverage covenant under the Amended and Restated Syndicated Loan, which constitutes an event of default under that loan. Accordingly, the lenders under the Amended and Restated Syndicated Loan have the right to declare the indebtedness under their loan immediately due and payable. If the lenders under the Amended and Restated Syndicated Loan accelerate loan payment, default would occur under the indenture governing the Senior Notes due 2004, which give the right to the holders of the Senior Notes due 2004 to accelerate the Company’s repayment obligations. If the lenders of the Amended and Restated Syndicated Loan and/or the holders of the Senior Notes due 2004 accelerate their loan payments, defaults would occur under the indenture governing the Senior Notes due 2006 of the Company’s parent company, Grupo Iusacell, S.A. de C.V. (Grupo Iusacell).

     Additionally, as mentioned in Note 24 to the consolidated financial statements, on June 1, 2003, Company’s parent company, Grupo Iusacell, S.A. de C.V. (Grupo Iusacell) failed to make its scheduled interest payment on its Senior Notes due 2006. This will constitute an event of default if Grupo Iusacell does not make such interest payment within a thirty-day cure period. If an event of default occurs, it would permit the holders of the notes to accelerate their payment. The right of such holders to accelerate Grupo Iusacell’s repayment obligations will cause an event of default under the terms of the Amended and Restated Syndicated Loan and under the indentures governing the Senior Notes due 2004, which would permit the lenders and the holders of the notes to declare their indebtedness immediately due and payable.

     Additionally, as discussed in Note 24 to the consolidated financial statements, Grupo Iusacell announced that its two largest shareholders have recently agreed to tender all of their shares, representing 73.90% of Grupo Iusacell’s outstanding shares to an unrelated party. This event, if consummated, will transfer control of Grupo Iusacell and of the Company to a new unrelated party. Under the indentures governing the Senior Notes due 2004, this constitutes a change of control under which the holders of the notes have the right to require the Company to repurchase such holders’ notes. This also constitutes a change of control and would constitute an event of default under the Amended and Restated Syndicated Loan so the lenders under the Amended and Restated Syndicated Loan would have the right to declare all amounts outstanding under the Amended and Restated Syndicated Loan immediately due and payable.

     These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These matters and management’s plans are more fully discussed in Note 24 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

PRICEWATERHOUSECOOPERS

/s/ José S. Oropeza de la Cruz José S. Oropeza de la Cruz Audit Partner

GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S.A. de C.V.)

CONSOLIDATED BALANCE SHEETS
(Notes 1, 2, 3 and 4)

Expressed in thousands of
constant Mexican pesos as of December 31, 2002

	December 31,

	2002		2001

ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 4c.)	Ps.	148,487	Ps.	126,358

Accounts receivable:
Trade, net of Ps. 93,603 and Ps. 222,912 of allowance for doubtful accounts in 2002 and 2001, respectively (Note 4e.)		638,135		629,217
Due from related parties (Note 5)		60,867		45,501
Recoverable taxes and other		445,996		564,142

		1,144,998		1,238,860

Inventories — Net (Note 6)		35,698		253,437
Total current assets		1,329,183		1,618,655
Investments (Note 7)		34,421		36,005
Property and equipment — Net (Note 8)		8,552,898		9,365,301
Other assets — Net (Note 9)		1,462,012		1,988,538
Excess of cost of investments in subsidiaries over book value — Net of accumulated amortization of Ps. 960,022 in 2002 and Ps. 838,784 in 2001 (Note 4j.)		1,878,797		1,993,103

Total assets	Ps.	13,257,311	Ps.	15,001,602

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Notes payable (Note 10d.)	Ps.	125,272	Ps.	116,306
Trade accounts payable		271,762		581,291
Notes payable to suppliers, short-term (Note 11)		—		130,541
Due to related parties (Note 5)		110,566		169,665
Taxes and other payables		552,454		859,343
Income tax (Note 12)		50,705		57,604
Employee profit sharing (Note 12)		—		2,821
Total current liabilities		1,110,759		1,917,571

Long-term debt (Note 10)		4,338,797		4,028,271
Other accounts payable, long-term (Notes 4d. and 4m.)		3,018		57,862

Total liabilities		5,452,574		6,003,704

Commitments and contingencies (Note 13)		—		—

STOCKHOLDERS’ EQUITY:
Contributed capital (Notes 14 and 15):
Capital stock		15,924,916		13,604,226
Capital contributed		98,122		98,122

		16,023,038		13,702,348

Contributions for future capital stock increases		—		2,320,690

Earned capital (Note 15):
Accumulated (losses) profits:
Legal reserve		28,357		28,357
For prior years		(6,483,076)		(6,168,433)
For the year		(1,060,944)		(314,643)

		(7,515,663)		(6,454,719)

Accumulated other comprehensive income		(702,638)		(702,638)

Total majority stockholders’ equity		7,804,737		8,865,681
Minority interest		—		132,217

Total stockholders’ equity		7,804,737		8,997,898

Total liabilities and stockholders’ equity	Ps.	13,257,311	Ps.	15,001,602

The accompanying twenty-four notes are an integral part of these consolidated financial statements.

GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS
(Notes 1, 2, 3 and 4)

Expressed in thousands of
constant Mexican pesos as of December 31, 2002

	Years ended December 31,

	2002		2001		2000

Revenues:
Services	Ps.	4,989,753	Ps.	6,005,545	Ps.	5,497,454
Telephone equipment sales and other		591,882		641,737		558,850

		5,581,635		6,647,282		6,056,304

Cost of sales:
Cost of services		1,549,547		1,560,761		1,547,575
Cost of telephone equipment sales and other		487,826		399,644		376,288

		2,037,373		1,960,405		1,923,863

Gross profit		3,544,262		4,686,877		4,132,441
Operating expenses		1,783,583		2,346,815		2,026,850
Depreciation and amortization		2,121,610		2,715,103		2,516,675
Other operating income (Note 8)		91,608		325,436		—

Operating loss		(269,323)		(49,605)		(411,084)

Integral financing cost (gain):
Interest expense — Net		384,657		407,892		538,847
Foreign exchange (gain) loss — Net		507,147		(101,252)		20,681
Gain from monetary position		(220,633)		(174,435)		(395,722)

		671,171		132,205		163,806

Equity participation in net loss (profit) of associated companies and net loss (gain) on sale of equity investments (Notes 2 and 7)		9,741		(6,889)		(2,619)

Loss from continuing operations before assets tax, income tax and minority interest		(950,235)		(174,921)		(572,271)
Provisions for:
Assets tax		111,609		154,749		165,246
Income tax		8,861		—		—

		120,470		154,749		165,246

Loss from continuing operations before minority interest		(1,070,705)		(329,670)		(737,517)
Minority interest		9,761		21,874		17,399

Loss from continuing operations		(1,060,944)		(307,796)		(720,118)
Profit from discontinued operations (net of income tax) (Note 18)		—		—		(9,370)

Loss after discontinued operations		(1,060,944)		(307,796)		(710,748)
Cumulative effect of the adoption of the new accounting pronouncement (Note 4d.)		—		6,847		—

Net loss for the year	(Ps.	1,060,944)	(Ps.	314,643)	(Ps.	710,748)

The accompanying twenty-four notes are an integral part of these consolidated financial statements.

GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(Notes 1, 2, 3 and 4)

Expressed in thousands of constant Mexican pesos
as of December 31, 2002

					Contributions
					for future		Accumulated profits (losses)
	Capital stock		Capital		stock
	subscribed		contributions		increase		Legal reserve		Prior years		For the year

Balance at December 31, 1999	Ps.	13,604,027	Ps.	98,122			Ps.	5,365	Ps.	5,894,540	Ps.	459,847
Application of 1999 net profit								22,992		436,855		(459,847)
Contributions for future stock increase					Ps.	1,376,381
Increase in minority interest
Comprehensive loss for the year												(710,748)

Balance at December 31, 2000		13,604,027		98,122		1,376,381		28,357		(5,457,685)		(710,748)
Application of 2000 net loss										(710,748)		710,748
Increase in capital stock from the capitalization of stockholders’ debt		116
Decrease in capital stock from the effects of the reverse stock split		(256)
Increase in capital stock		339
Contribution for future capital stock increases						944,309
Increase in minority interest
Comprehensive loss for the year												(314,643)

Balance at December 31, 2001		13,604,226		98,122		2,320,690		28,357		(6,168,433)		(314,643)
Application of 2001 net loss												(314,643)
Capitalization of contributions for future capital stock increases		2,320,690				(2,320,690)
Decrease in minority interest
Comprehensive loss for the year												(1,060,944)

Balance at December 31, 2002	Ps.	15,924,916	Ps.	98,122	Ps.	—	Ps.	28,357	(Ps.	6,483,076)	(Ps.	1,060,944)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Accumulated
	other				Total
	comprehensive		Minority		stockholders
	income		interest		equity[1]

Balance at December 31, 1999	(Ps.	909,484)	Ps.	29,728	Ps.	7,333,609
Application of 1999 net profit						—
Contributions for future stock increase						1,376,381
Increase in minority interest				56,620		56,620
Comprehensive loss for the year		206,846				(503,902)

Balance at December 31, 2000		(702,638)		26,892		8,262,708
Application of 2000 net loss						—
Increase in capital stock from the capitalization of stockholders’ debt						116
Decrease in capital stock from the effects of the reverse stock split						(256)
Increase in capital stock						339
Contribution for future capital stock increases						944,309
Increase in minority interest				105,325		105,325
Comprehensive loss for the year						(314,643)

Balance at December 31, 2001		(702,638)		132,217		8,997,898
Application of 2001 net loss		314,643				—
Capitalization of contributions for future capital stock increases						—
Decrease in minority interest				(132,217)		(132,217)
Comprehensive loss for the year						(1,060,944)

Balance at December 31, 2002	(Ps.	702,638)	Ps.	—	Ps.	7,804,737

The accompanying twenty-four notes are an integral part of these consolidated financial statements.

GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
(Notes 1, 2, 3 and 4)

Expressed in thousands of constant Mexican pesos
as of December 31, 2002

	Year ended December 31,

	2002		2001		2000

Operating Activities:
Loss from continuing operations	(Ps.	1,060,944)	(Ps.	307,796)	(Ps.	720,118)
Items not requiring the use of resources:
Depreciation and amortization		2,121,610		2,715,103		2,516,675
Equity participation in net loss (gain) of associated companies and net loss (gain) on sale of equity investments		9,741		(6,890)		(2,619)
Deferred income tax		8,861		—		—
Minority interest		(9,761)		(21,874)		(17,399)

		1,069,507		2,378,544		1,776,539
Resources (used for) provided by operating activities:
Trade accounts receivable		(8,918)		72,221		177,792
Related parties, net		(74,465)		13,412		27,915
Recoverable taxes and other		118,146		(2,085)		179,470
Inventories		217,739		35,782		(41,969)
Trade accounts payable		(440,070)		65,642		(249,424)
Taxes and other payables		(306,889)		(267,048)		(19,030)
Income tax		(6,899)		16,878		38,680
Employee profit sharing		(2,821)		2,816		(450)
Other		(54,844)		54,248		763

Resources (used for) provided by operating activities before discontinued operations, extraordinary item and cumulative effect of the adoption of the new accounting pronouncement		510,486		2,370,410		1,890,286
Cumulative effect of the adoption of the new accounting pronouncement		—		(6,847)		—
Profit from discontinued operations		—		—		9,370

Resources (used for) provided by operating activities		(510,486)		2,363,563		1,899,656

Financing activities:
Proceeds from long-term debt		310,526		2,574,447		—
Principal payments on long-term debt		—		(3,980,142)		(973,000)
Increase (decrease) in notes payable		8,966		(10,947)		13,043
Contribution for future capital stock increases		—		944,309		1,376,381
Increase in capital stock		—		339		—
Decrease in capital stock		—		(256)		—
Accumulated effect of deferred taxes		—		—		206,846
Increase in capital stock from the capitalization of stockholders’ debt		—		116		—

Resources provided by financing activities		319,492		527,866		623,270

Investing activities:
Purchase of property and equipment		(599,067)		(1,688,841)		(2,173,190)
(Purchase) sale of common stock of associated companies		(185,210)		4,203		72,152
Acquisition of Portatel, net of cash		—		(523,553)		—
Increase in telephones to be amortized		—		(551,524)		(1,150,163)
(Purchase) disposal of other assets		(23,572)		(314,374)		823,197

Resources used for investing activities		(807,849)		(3,074,089)		(2,428,004)

Net increase (decrease) in cash and cash equivalents		22,129		(182,660)		94,922
Cash and cash equivalents at the beginning of the year		126,358		309,018		214,096

Cash and cash equivalents at the end of the year	Ps.	148,487	Ps.	126,358	Ps.	309,018

The accompanying twenty-four notes are an integral part of these consolidated financial statements.

GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S.A. de C.V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2002, 2001 AND 2000

Except as otherwise noted, expressed
in thousands of constant Mexican pesos as of December 31, 2002.
Amounts expressed in U.S. Dollars are in thousands.

Note 1 — Entity, Nature of Business and Principal Stockholders:

Entity and nature of business:

     Grupo Iusacell Celular, S.A. de C.V. is a holding company incorporated on October 6, 1992, and as mentioned in the following paragraph, starting August 4, 1999, is subsidiary of Grupo Iusacell, S.A. de C.V. (New Iusacell). On March 1, 2000, changed its name from Grupo Iusacell, S.A. de C.V. to Grupo Iusacell Celular, S.A. de C.V. (Old Iusacell).

     As a part of the recapitalization and restructuring plan of Grupo Iusacell, S.A. de C.V., a new holding company, New Iusacell was incorporated on August 6, 1998 to acquire and hold all of the outstanding shares of Old Iusacell. In July 1999, New Iusacell initiated an offer to exchange its two series of common stock for the four series of common stock of Old Iusacell then outstanding on a one for one basis. As a result of the exchange, New Iusacell acquired 99.50% of Old Iusacell shares when the offer expired on August 10, 1999.

     Old Iusacell and its subsidiaries are referred collectively herein as the Company.

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

     On March 30, 2001, Old Iusacell’s stockholders approved a 30,000 to 1 reverse stock split. Upon implementation of the reverse split in May 2001, New Iusacell increased its ownership in Old Iusacell to 100.00% (Note 14). All references to the number of shares, per share amounts and any other reference to shares in the consolidated financial statements and the accompanying notes to the consolidated financial statements, unless otherwise noted, have been adjusted to reflect the reverse split on a retroactive basis.

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

     Old Iusacell subsidiaries also hold concessions to provide long distance services and nationwide and international paging services.

Principal stockholders:

     In February 1997, after execution of a definitive agreement between Old Iusacell’s principal stockholders and approval by the Mexican government, Bell Atlantic Corporation (Bell Atlantic) assumed management control of Old

GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S.A. de C.V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Iusacell from Carlos Peralta and companies and individuals controlled by or related to him (together, the Peralta Group). After the incorporation of New Iusacell, Bell Atlantic also has management control of New Iusacell.

     On June 30, 2000, Bell Atlantic and GTE Corporation completed their merger, creating Verizon. References made to Verizon with respect to dates prior to June 30, 2000 are references to Bell Atlantic prior to its acquisition of GTE Corporation.

     On April 4, 2001, after obtaining the authorization of the Mexican regulatory agencies and the finalization of a stockholders’ agreement between the Peralta Group and Vodafone Group Plc (Vodafone), the Peralta Group and Vodafone closed the transaction under which the Peralta Group sold its 34.50% ownership in New Iusacell to Vodafone. Verizon and Vodafone hold substantial ownership interests (direct or indirect) in New Iusacell.

Note 2 — Acquisitions, Dispositions and Company Structure:

     On January 1, 2001, through a capital contribution, New Iusacell acquired the control of Iusacell PCS, S.A. de C.V. (Iusacell PCS), substantially diluting Old Iusacell. Consequently, the Company no longer consolidates Iusacell PCS.

     During 2001, the Company incorporated Iusatel USA, Inc. to be engaged in the long distance business in the United States of America. Iusatel USA, Inc. started operations in December 2002.

     On March 22, 2001, the Company sold its 65.00% equity interest in Satelitrón, S.A. de C.V. As a result of the sale, the Company recorded a gain of Ps. 4,203 (U.S.$429) before taxes.

     During 2002, Inflight Phone de México, S.A. de C.V. and Promotora Celular, S.A. de C.V., were merged into Iusacell, S.A. de C.V. The merger was recorded as of July 31, 2002.

Acquisition of Grupo Portatel, S.A. de C.V.:

     On October 19, 2001, Old Iusacell completed the acquisition of a 78.34% ownership in Grupo Portatel, S.A. de C.V. and its subsidiaries (Portatel) for Ps. 552,317 (U.S.$56,588). The Company also reached an agreement to acquire the remaining 21.66% ownership in Portatel for Ps. 157,630 (U.S.$16,150). The Company closed the acquisition of this remaining ownership on February 8, 2002. Portatel is engaged in the wireless communications business and holds the concession to operate cellular telephone systems in the Region 8, which covers the Mexican states of Yucatan, Campeche, Quintana Roo, Chiapas and Tabasco in the southeast of Mexico.

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

Estimated fair values:
Assets acquired	Ps.	696,534
Liabilities assumed		(206,210)
Goodwill (amortized by the straight-line method over the remaining life of the concession)	Ps.	219,623

Purchase price	Ps.	709,947

GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S.A. de C.V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company Structure:

     Under the laws established by the Mexican government, due to Verizon’s control of New Iusacell, New Iusacell may not own the majority of the voting stock of Mexican companies that hold concessions to provide telecommunications services other than cellular service. As of November 1998, Old Iusacell and Jose Ramon Elizondo, a then director of New Iusacell (the Mexican National), entered into a joint venture formation agreement (the Agreement) pursuant to which they agreed to participate together in the microwave frequencies leasing, long distance, local telephony, PCS and paging businesses.

     Old Iusacell and the Mexican National agreed that Old Iusacell would own 94.90% of the economic interest and 49.00% of the voting shares of Iusatel, S.A. de C.V. (Iusatel), the Company’s long distance concessionaire, Iusatelecomunicaciones, S.A. de C.V. (Iusatelecomunicaciones), the Company’s fixed wireless local telephony operation, Punto-a-Punto Iusacell, S.A. de C.V. (Punto-a-Punto Iusacell), a microwave frequencies concessionaire and Iusacell PCS, S.A. de C.V. (Iusacell PCS), which holds concessions for 1.9GHz frequencies in Regions 1 and 4.

     Iusatel, Iusatelecomunicaciones, Punto-a-Punto Iusacell and Iusacell PCS are each referred herein as a Non-Cellular Subsidiary and together, the Non-Cellular Subsidiaries. The Mexican National would own 5.10% of the economic interest and 51.00% of the voting shares of these companies.

     The Mexican National does not have the unilateral right to approve actions at the shareholder or board level of the Non-Cellular Subsidiaries. Under each company’s by-laws, all shareholder or board action must also be approved by the majority of the shares held by Old Iusacell (or New Iusacell) or a majority of the board members designated by Old Iusacell (or New Iusacell), respectively.

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

     Old Iusacell signed a joint venture agreement with a Mexican company which holds a fifteen-year concession to provide nationwide and international paging services through July 2009. As of December 31, 2002, Infotelecom is owned 49.00%, 49.00% and 2.00%, by Old Iusacell, Banorte, S.A. (which acquired Infomin, S.A. de C.V.’s interest in Infotelecom in exchange for the retirement of debt) and the Mexican National, respectively. Old Iusacell committed to contribute up to U.S.$10,500. As of December 31, 2000, Old Iusacell had invested all U.S.$10,500. If a partner does not fulfill its responsibilities under the joint venture agreement, sanctions could cause such partner to lose its investment and incur a penalty of up to U.S.$1,000.

     The subsidiaries of Old Iusacell, which are included in the consolidated financial statements, are as follows:

	Economic interest
	(direct or indirect,
	as of December 31)

Subsidiary	2002	2001

	(%)	(%)
S.O.S. Telecomunicaciones, S.A. de C.V. (Region 9)	100	100
Iusacell, S.A. de C.V.	100	100
Sistecel, S.A. de C.V.	100	100
Comunicaciones Celulares de Occidente, S.A. de C.V. (Region 5)	100	100
Sistemas Telefónicos Portátiles Celulares, S.A. de C.V. (Region 6)	100	100
Telecomunicaciones del Golfo, S.A. de C.V. (Region 7)	100	100
Inflight Phone de México, S.A. de C.V.	—	100
Inmobiliaria Montes Urales 460, S.A. de C.V.	100	100

GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S.A. de C.V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Economic interest
	(direct or indirect,
	as of December 31)

Subsidiary	2002	2001

	(%)	(%)
Mexican Cellular Investments, Inc.	100	100
Iusanet, S.A. de C.V.	100	100
Promotora Celular, S.A. de C.V.	—	100
Iusatelecomunicaciones, S.A. de C.V.	95	95
Grupo Iusacell Nicaragua, S.A.	100	100
Infotelecom, S.A. de C.V.	49	49
Punto a Punto Iusacell, S.A. de C.V.	95	95
Grupo Portatel, S.A. de C.V. and subsidiary (Region 8)	100	78
Iusatel, S.A. de C.V.	95	95
Iusatel USA, Inc.	95	95

Note 3 — Basis of Presentation:

a. Basis of presentation

     The Company’s consolidated financial statements have been prepared in conformity with Accounting Principles Generally Accepted in Mexico (Mexican GAAP). The consolidated financial statements have been presented in thousands of constant Mexican pesos as of December 31, 2002 as required by Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information”, as amended, issued by the Mexican Institute of Public Accountants (MIPA) (Bulletin B-10).

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

Note 4 — Accounting Policies:

     A summary of the Company’s significant accounting policies is as follows:

a. Monetary unit

     The financial statements are presented in Mexican pesos (Ps. ), the currency that, based on Mexican laws, must be used to prepare the accounting records of the Company and its Mexican subsidiaries.

GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S.A. de C.V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b. Effects of inflation on the financial statements

     The consolidated financial statements of the Company have been prepared in accordance with Bulletin B-10. The Third Amendment to Bulletin B-10 requires the restatement of all comparative financial statements to constant Mexican pesos as of the date of the most recent balance sheet presented. Accordingly, the consolidated financial statements have been restated as follows:

•	The balance sheet amounts as of December 31, 2001 presented in the consolidated financial statements have been restated to constant Mexican pesos as of December 31, 2002 based on the National Consumer Price Index (NCPI) published by Banco de México (the Mexican Central Bank).

•	Consolidated income statements for the current and prior years have been restated to constant Mexican pesos as of December 31, 2002 using the NCPI from the periods in which the transactions occurred.

•	Bulletin B-12, “Statement of Changes in Financial Information”, issued by the MIPA (Bulletin B-12), addresses the presentation of the statement of changes in financial position when financial statements have been restated to constant Mexican pesos as of the latest balance sheet date. Bulletin B-12 identifies the origin and application of resources representing differences between beginning and ending balance sheet amounts in constant Mexican pesos, excluding the effect of holding non-monetary assets. Bulletin B-12 also provides that monetary and foreign exchange gains and losses should not be eliminated from resources provided by operating or financing activities.

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

     Property and equipment are depreciated using the straight-line method, based on the restated values. During the second quarter of 2001, the Company completed a technical review of the remaining useful lives of certain analog and digital network equipment. As a result, the weighted-average useful life for certain communications equipment is now ten years compared with the previous 8.7 years. This change represented a reduction of approximately Ps. 477,764 in depreciation expense for 2001. The average annual rates of depreciation used by the Company are as follows:

	2002	2001

	(%)	(%)
Buildings and facilities	4	4
Communications equipment	10	10
Furniture and fixtures	10	10
Transportation equipment	17	17
Computer equipment	29	29
Cellular rental telephones	25	25

     The Company does not capitalize integral financing cost for assets under construction, unless the integral financing cost generated by loans are directly attributable to those assets. For the years ended December 31, 2002, 2001 and 2000, the Company did not capitalize integral financing cost.

GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S.A. de C.V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Investments in associated companies are accounted for using the equity method based on the associated company’s equity and are adjusted for the effects of inflation in accordance with Bulletin B-10.

Restatement of stockholders’ equity:

     The contributed and earned capital accounts include the effect of restatement determined by applying the NCPI factor from the date capital was contributed or earned. The restatement represents the amount required to maintain the contributions and accumulated results in constant Mexican pesos as of December 31, 2002.

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

     Until October 2002, the Company used derivative financial instruments to manage the risk of variable interest rates and foreign currency exchange fluctuations, which under Bulletin C-2, are classified as hedge transactions. On October 7 and 10, 2002, the Company early terminated the derivative financial instruments used for hedging purposes (Note 20).

     The carrying amounts of the Company’s financial instruments, as reflected in the balance sheet, approximate their fair value as of December 31, 2002 and 2001, except for long-term debt which has a quoted market value and

GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S.A. de C.V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

for the foreign currency and interest rate hedge contracts, which as of January 1, 2001, were valued using the same valuation criteria used to value the hedged asset or liability (Note 20).

     As a result of the adoption of this new accounting pronouncement, the Company recognized a cumulative loss on derivative financial instruments of Ps.6,847 as of January 1, 2001. Prior to January 1, 2001, the Company recorded interest rate and foreign currency hedge contracts on a cash basis.

e.	Allowance for doubtful accounts

     The Company cancels service to customers with invoices that are 60 days past due. The allowance for doubtful accounts represents the Company’s estimate of the probable loss inherent in all accounts receivable due to general historical trends of customer performance and factors surrounding the specific customer’s credit risk. The Company wrote off accounts receivable for Ps.190,645 and Ps.126,021 in 2002 and 2001, respectively. The charge to income for the year for the allowance for doubtful accounts amounted to Ps.61,336, Ps.114,613 and Ps.99,919 in 2002, 2001 and 2000, respectively.

f.	Investment in associated companies

     The Company carries under the equity method long-term investments in associated companies in which it owns between 20.00% and 50.00% of the company’s voting common stock and over which the Company can exercise significant influence. Under the equity method, such investments are carried at cost adjusted for the Company’s share of the net income or losses of these companies and the effects of restatement of non-monetary assets in the associated companies. The effects of transactions with such associated companies are eliminated before applying the equity method.

g.	Cellular telephones

     The cost of cellular telephones given to customers under exclusive service contracts is amortized based on the nature and terms of the service contracts to match costs with the timing of earned revenues. During the second quarter of 2001, the Company decided to reduce the amortization period of cellular telephones from an average of eighteen months to twelve months. This change represented an increase of approximately Ps.194,855 in amortization expense for 2001. Until December 31, 2001, the cost of such telephones was included in other assets, net of accumulated amortization. Starting January 1, 2002, it is included in Recoverable taxes and other. Such cost does not exceed market value.

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

     Costs related to the acquisition of concessions granted by the Mexican government to provide cellular telephone services have been capitalized and are included in other assets. Such costs are amortized on a straight-line basis over the initial term of the respective concession. The Mexican government requires the Company’s compliance with the specific terms of each concession. Through December 31, 2002, the Company had complied substantially with such requirements, except for certain informational requirements of the Mexican authorities.

     The Company believes that such noncompliance does not expose it to any risk of concession forfeiture, or any other material liability.

GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S.A. de C.V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

i.	Advertising

     Advertising costs are expensed as incurred. The cost of prepaid media advertising (including television air time, magazine, directory and other print media) is deferred and recorded in other assets until the advertising airtime or space is used, at which time, such cost is recognized as an operating expense. Advertising expense amounted to Ps.280,151, Ps.455,560 and Ps.369,792 for 2002, 2001 and 2000, respectively.

j.	Excess of cost of investment in subsidiaries over book value

     The excess of cost over the book value of net assets of acquired subsidiaries is amortized on a straight-line basis over twenty years. Amortization expense was Ps.168,903, Ps.168,095 and Ps.163,088 in 2002, 2001 and 2000, respectively.

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

l.	Deferred income taxes and employee profit sharing

     As of January 1, 2000, the Company adopted the provisions of revised Bulletin D-4, “Accounting Treatment of Income Tax, Assets Tax and Employee Profit Sharing”, issued by the MIPA, (Bulletin D-4). This revised Bulletin significantly modifies the previous accounting treatment for the calculation of deferred taxes by the partial liability method to a method based on comprehensive assets and liabilities. The new method requires the recognition of future tax consequences based on the difference between the financial statements and tax basis of assets and liabilities -temporary differences- as of the date of the financial statements.

     The accumulated effect at the beginning of the year, because of the adoption of Bulletin D-4, increased the deferred tax asset by Ps.172,031 and increased stockholders’ equity by the same amount (Note 12).

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

     Personnel not yet eligible for seniority premiums are also included in the determination of the obligation with necessary adjustments made in accordance with the probability that these employees will reach the required seniority. At December 31, 2002, the average seniority of the eligible employees was less than 4 years. The Company’s liability and related costs for seniority premiums are immaterial for all periods presented.

     In accordance with Mexican labor law, the Company is liable for severance payments to employees who are dismissed under certain circumstances. Such compensation is expensed when paid.

GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S.A. de C.V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     The Company has no employee pension plans and does not provide for post-retirement benefits.

n.	Revenue recognition

     Cellular air time is recorded as revenue as service is provided. Until December 31, 2001, revenue from the sale of prepaid cards was recognized at the date of sale. The Company had recognized the revenue on the sale of prepaid cards at the date of sale rather than on a deferred basis because the length of the average consumption period for such prepaid cards was not significant, i.e., approximately one to one-and-a-half months, and it was not material to results of operations for 2001 and 2000. Starting January 1, 2002, the Company started to recognize revenue from the sale of the prepaid cards as service is provided because the increasing length of the average consumption period for such prepaid cards. Revenues from the sale of prepaid cards associated with services that have not been provided are deferred until the services are provided and are included in taxes and other payable in the accompanying consolidated balance sheet. Sales and cost of sales of equipment and related services are recorded when goods are delivered and services are provided. Cellular access charges are billed in advance and recognized when the services are provided. Other revenues, mainly from paging and long distance services, are recognized when the related services are provided.

o.	Foreign currency transactions

     Foreign currency transactions are recorded at the exchange rates in effect at the transaction date. Assets and liabilities denominated in foreign currencies are translated to Mexican pesos using the exchange rates in effect at the time of settlement or valuation at each balance sheet date, with the resulting exchange differences being recognized as exchange gains or losses.

p.	Comprehensive income (loss)

     Comprehensive income (loss) includes the Company’s consolidated net loss and any other item that, because of specific accounting guidance, is recorded directly as a part of stockholders’ equity, and which are not capital stock increases, decreases and/or distributions.

     The comprehensive income (loss) line included in the consolidated statement of stockholders’ equity represents the result of the performance of the Company during the year (Note 19).

q.	New accounting pronouncements

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

     In addition, in December 2001, the MIPA issued revised Bulletin C-8, “Intangible Assets” (Bulletin C-8), which defines intangible assets as costs incurred and rights or privileges acquired that will generate a future economic benefit. Revised Bulletin C-8 states that pre-operating costs should be expensed as a period cost, unless they could be classified as development costs. Bulletin C-8 requires that intangible assets with finite useful lives should be amortized over its useful life and that indefinite life intangibles no longer be amortized. The provisions of Bulletin C-8 are required to be applied beginning on January 1, 2003, although early adoption is recommended.

GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S.A. de C.V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Management is currently evaluating the impact that the adoption of Bulletin C-8 and Bulletin C-9 will have on its consolidated financial statements.

Note 5 — Related Parties:

     A summary of related party accounts and notes receivable, including interest, as of December 31, is as follows:

	2002		2001

Iusacell PCS	Ps.	14,220	Ps.	44,092
New Iusacell		46,647		—
Other		—		1,409

Total	Ps.	60,867	Ps.	45,501

     Accounts receivable result from the financing of related parties’ operations.

     Accounts and notes payable to related parties, including interest, as of December 31, are as follows:

	2002		2001

Verizon	Ps.	79,122	Ps.	61,384
Vodafone		2,989		2,122
New Iusacell		—		36,773
Iusacell Arrendadora, S.A. de C.V.		20,695		12,129
Iusacell Infraestructura, S.A. de C.V.		5,669		48,131
Iusacell Infraestructura de México, S.A. de C.V.		2,091		9,126

Total	Ps.	110,566	Ps.	169,665

     Accounts payable result from services rendered by the seconded employees assigned by Verizon and operating lease contracts for certain communications equipment.

     The following is an analysis of the related party transactions described above:

	Years ended December 31,

	2002		2001		2000

Service revenue	Ps.	99,587	Ps.	55,639	Ps.	12,777

Cellular telephones repair expense			Ps.	16,509	Ps.	18,332
Technical expense	Ps.	21,163		62,715		94,030
Lease expense		197,391		62,237		8,185
Interest expense		15,710		2,773		—

Total expenses	Ps.	234,264	Ps.	247,234	Ps.	120,547

Acquisition of handsets	Ps.	28,917	Ps.	—	Ps.	—

GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S.A. de C.V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 6 – Inventories, Net:

     As of December 31, inventories, net, consisted of the following:

	2002		2001

Cellular telephones and accessories	Ps.	138,936	Ps.	362,900
Less: Allowance for obsolete and slow-moving inventories		(103,238)		(117,069)
		35,698		245,831
Goods in transit		—		6,893
Advances to suppliers		—		713

	Ps.	35,698	Ps.	253,437

Note 7 – Investments:

     As of December 31, the Company’s investments were as follows:

	2002			2001

Entity	Ownership	Investment		Ownership	Investment

Editorial Celular, S.A. de C.V.	40.00%	Ps.	13,874	40.00%	Ps.	17,026
AMCEL	—		15,526	—		15,526
Other	—		5,021	—		3,453

		Ps.	34,421		Ps.	36,005

     Editorial Celular, S.A. de C.V. is accounted for by the equity method. For each of the three years in the period ended December 31, 2002, the Company’s share of net (losses) earnings of Editorial Celular, S.A. de C.V. was of (Ps.9,741), Ps.2,686 and Ps.2,619, respectively.

     For the year ended December 31, 2001, the gain on sale of equity investments was of Ps.4,203.

GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S.A. de C.V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 8 – Property and Equipment, Net:

     a.     At December 31, property and equipment, net consisted of:

	2002		2001

Buildings and facilities	Ps.	1,725,404	Ps.	1,715,913
Communications equipment		10,762,211		10,379,961
Furniture and fixtures		379,281		206,103
Transportation equipment		61,925		84,005
Computer equipment		1,759,935		1,528,885
Cellular rental telephones		10,423		9,658

		14,699,179		13,924,525
Accumulated depreciation		(6,894,181)		(5,924,166)

		7,804,998		8,000,359
Land		68,860		69,613
Construction in progress		677,957		1,295,329
Advances to suppliers		1,083		—

	Ps.	8,552,898	Ps.	9,365,301

     b.     Depreciation expense was Ps.1,411,470, Ps.1,296,019 and Ps.1,365,798 for 2002, 2001 and 2000, respectively.

     c.     In December 1999, the Company entered into a series of agreements with MATC Celular, S. de R.L. de C.V. (an affiliated company of American Tower Corporation) (MATC Celular). These agreements, among other things, gave MATC Celular the right to acquire approximately 350 existing Old Iusacell non-strategic towers. During 2002 and 2001, Old Iusacell and some of its subsidiaries sold 67 and 244 non-strategic towers to MATC Celular, respectively, for Ps.98,098 (U.S.$10,050) and Ps.368,633 (U.S.$36,600), respectively, generating a gain on the sale, before taxes, of Ps.91,608 and Ps.325,436, respectively. As a part of this agreement, a subsidiary of New Iusacell signed a lease contract for the same towers with MATC Celular for a minimum mandatory term of ten years, a term that could be automatically extended for two additional periods of five years each (Note 13a.).

     Under Mexican GAAP, Bulletin D-5, “Leases”, (Bulletin D-5) establishes the general criteria for capital and operating lease transactions. Sale-leaseback transactions are recognized with the use of the general criteria of Bulletin D-5. The timing of the recognition of a gain derived from sale-leaseback transactions should be based on the subsequent lease classification criteria of the leaseback portion of the transaction. If the subsequent leaseback is accounted for as an operating lease, full immediate gain recognition is allowed, whereas, if the subsequent leaseback is accounted for as a capital lease, the gain is deferred and amortized in proportion with the estimated useful life of the asset leased. Based upon this criteria, the sale-leaseback agreement with MATC Celular was recorded by the Company as an operating lease and consequently, the Ps.91,608 and Ps.325,436 gains were recognized at the date of the sale and have been recorded as other operating income in the consolidated income statements for the years ended December 31, 2002 and 2001.

GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S.A. de C.V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 9 – Other Assets, Net:

     a.     At December 31, other assets consisted of the following:

	2002		2001

Concessions	Ps.	852,154	Ps.	852,146
Cellular telephones to be amortized (Note 4g.)		—		3,512,320
Prepaid expenses		332,795		371,106
Advance payments		459,479		395,917
Pre-operating expenses		25,506		22,864
Other		104,270		274,436
Deferred income taxes, net (Note 12)		163,170		181,837

		1,937,374		5,610,626
Accumulated amortization		(475,362)		(3,622,088)

	Ps.	1,462,012	Ps.	1,988,538

     b.     Concessions and cellular telephone amortization expense was Ps.541,237, Ps.1,250,989 and Ps.987,789 in 2002, 2001 and 2000, respectively. In January 2002, cellular telephones were reclassified to current assets (Note 4g.).

Note 10 – Notes Payable and Long-Term Debt:

     As of December 31, 2002 and 2001, the long-term debt of the Company consisted of the following:

	U.S. Dollars

	2002		2002		2001

Secured senior notes due 2004	U.S.$	150,000	Ps.	1,565,895	Ps.	1,453,824
Amended and restated syndicated loan		265,622		2,772,902		2,574,447

	U.S.$	415,622	Ps.	4,338,797	Ps.	4,028,271

a.	Secured senior notes due 2004

     On July 25, 1997, Old Iusacell completed an offering of long-term, secured senior notes due July 15, 2004 for U.S.$150,000, accruing interest at a fixed rate of 10.00%, payable semi-annually starting January 15, 1998 (the Notes Due 2004).

     The Notes Due 2004 are redeemable at the option of Old Iusacell, in whole or in part, at any time on or after July 15, 2001 starting at a redemption price of 105.00% of principal amount plus accrued interest, if any, declining to 102.50% after July 15, 2002, and finally to 100.00% after July 15, 2003.

     The Notes Due 2004 may also be redeemed at a price equal to 100.00% of principal amount plus accrued interest, if any, in the case of legal changes adversely affecting the treatment of the withholding taxes on payments to holders of the Notes Due 2004.

b.	Amended and restated syndicated loan, as amended

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

     The Amended and Restated Syndicated loan provides for interest at a rate per annum equal to one, two, three or six-month LIBOR at Old Iusacell’s option plus a spread ranging, depending on Old Iusacell’s leverage ratio, from 1.75% to 2.25% with quarterly interest payments which began on May 29, 2001. Principal installments will be due beginning 2004 through 2006.

     There was no gain or loss recognized from this loan restructuring.

     On December 7, 2001 the amended and restated syndicated loan was amended, and a waiver and consent were granted by the lenders allowing Old Iusacell to (i) create liens encumbering initial deposits and margin deposits securing indebtedness under any interest rate protection agreement or other interest hedging agreement up to the principal amount of indebtedness of Old Iusacell and its subsidiaries with floating rates of interest; (ii) make loans or advances to New Iusacell in lieu of paying dividends at such times and in such amounts as necessary to permit New Iusacell to pay scheduled interest (including any tax gross-up with respect thereto) and principal payments as and when due in respect to the Notes Due 2006 and (iii) make loans or advances to New Iusacell in lieu of paying dividends in an amount not to exceed U.S.$5,000, so long as an event of default has not occurred, to discharge other liabilities of New Iusacell incurred in the ordinary course of business.

c.	Covenants and collateral

     The Amended and Restated Syndicated loan and the Notes Due 2004 contain certain restrictive covenants, including the maintenance of certain financial ratios, restrictions on incurring additional debt, limitations on capital expenditures and restrictions on the sale or lease of Old Iusacell’s assets. As of December 31, 2002 and 2001, Old Iusacell had complied with such covenants.

     Old Iusacell’s obligations under the amended and restated syndicated loan are unconditionally guaranteed, jointly and severally, by the principal operating and concession-holding subsidiaries of Old Iusacell and are secured by the pledge of substantially all capital stock and equity interests held by Old Iusacell and by all cellular concessions, and by a first lien on substantially all assets used in connection with or related to such concessions.

     At December 31, 2002, the Company’s debt matures as follows:

Years ended December 31,	U.S. Dollars		Mexican pesos

2004	U.S.$	249,608	Ps.	2,605,727
2005		132,811		1,386,454
2006		33,203		346,616
Total	U.S.$	415,622	Ps.	4,338,797

GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S.A. de C.V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

d.	Notes payable

     As of December 31, notes payable consisted of the following:

	U.S. Dollars

	2002		2002		2001

Handset facility	U.S.$	12,000	Ps.	125,272
Handset facility		—		—	Ps.	116,306

Total	U.S.$	12,000	Ps.	125,272	Ps.	116,306

     On February 25, 2002, Old Iusacell obtained a handset acquisition financing facility from Banco Santander Mexicano, S.A. (Santander), which consisted of a one-year unsecured credit facility in a principal amount of U.S.$12,000. Loans outstanding under this facility provided for interest at an annual variable rate of LIBOR plus a spread of 1.00%. Interest was paid quarterly. At the maturity date of this facility, February 25, 2003, Old Iusacell reached an agreement with Santander to refinance a portion of this facility under which Old Iusacell paid Santander U.S.$7,000 plus accrued interest, and refinance the remaining U.S.$5,000. The refinanced facility consists of an unsecured five-months credit facility in a principal amount of U.S.$5,000. This loan provides for interest at an annual fixed rate of 3.84%. Interest and principal will be paid in five equal monthly installments starting March 25, 2003.

     This facility contains certain restrictive covenants. As of December 31, 2002, Old Iusacell had complied with such covenants.

     In February 2001, Old Iusacell obtained a handset acquisition financing facility from Santander, which consisted of a one-year unsecured credit facility in a principal amount of U.S.$12,000. Loans outstanding under this facility provided for interest at an annual rate of 6.9938%. Interest was paid quarterly and the principal was paid on February 19, 2002.

Note 11 – Notes Payable to Suppliers:

     As of December 31, notes payable to suppliers consisted of the following:

	2002		2001

Short-term:
The Motorola Facility	Ps.	—	Ps.	88,261
The TV Azteca Facility		—		42,280

Total short-term	Ps.	—	Ps.	130,541

The Motorola Facility:

     On March 31, 2000, Portatel, through one of its subsidiaries, obtained a five-year credit facility from Motorola Credit Corporation (Motorola) to be used solely to acquire communications equipment, in the principal amount of U.S.$9,106 (the Motorola Facility). Drawdowns under the Motorola Facility were available for one year. Loans outstanding under the Motorola Facility accrue interest at a variable annual rate of six-month LIBOR plus 6.00%. Principal and interest are payable in April 2002. Portatel drew down the entire U.S.$9,106 during 2000 and 2001. As a part of the agreement, Portatel was required to keep an escrow account to deposit monthly the accrued interest on the loans outstanding. This facility was repaid on April 2002.

GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S.A. de C.V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The TV Azteca Facility:

     On November 5, 2001, the Company, through one of its subsidiaries, obtained a credit facility from TV Azteca, S.A. de C.V. to be used solely to acquire television air time, in the principal amount of Ps.40,000 (the TV Azteca Facility). The facility provides for interest at a variable annual rate of TIIE times 1.50. Principal and interest are payable in six monthly installments starting January 31, 2002. This facility was repaid during 2002.

Note 12 – Income Tax, Net Assets Tax and Employee Profit Sharing

     For the year ended December 31, 2002, the provision for income taxes consisted of current income tax and assets tax of Ps.111,609 and deferred income tax of Ps.8,861.

     As of December 31, 2001 and 2000, the provision for income taxes consisted of current income tax and assets tax of Ps.154,749 and Ps.165,246, respectively.

     Old Iusacell has filed annual consolidated income tax returns since the tax year beginning January 1, 1994. Starting the year ended December 31, 2000, New Iusacell is the holding company for tax consolidation purposes.

     The statutory income tax rate in Mexico is 35%. As a result of the amendment to the income tax law enacted on January 1, 2002, the 35% statutory income tax rate will be reduced annually starting in 2003, and continue to decrease until the statutory rate is 32% in 2005. Consequently, the effect of the gradual decrease in the statutory income tax rate reduced the deferred tax asset in 2002. For the year ended December 31, 2002, the Company generated a tax loss Ps.1,323,319. For the year ended December 31, 2001, the Company generated a tax profit of Ps.124,463, which was totally offset by the application of tax loss carry forwards.

     At December 31, 2002 and 2001, the main temporary differences the Company recognizes for the calculation of deferred income taxes were as follows:

	2002		2001

Allowance for doubtful accounts	Ps.	93,603	Ps.	222,912
Liability accruals		32,887		75,273
Income tax losses carry forwards and tax credits		5,104,701		3,694,374
Inventories		(35,698)		(268,149)
Property and equipment		(2,706,854)		(1,973,932)
Telephones to be amortized		(141,345)		(184,941)
Concessions		(308,268)		(325,840)

Temporary differences		2,039,026		1,239,697
Income tax rate		35%		35%

		713,659		433,894
Valuation allowance		(541,628)		(252,057)
Deferred income tax asset		172,031		181,837
Income tax rate change		(8,861)		—

Net deferred income tax asset	Ps.	163,170	Ps.	181,837

GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S.A. de C.V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     The Company has recorded a net deferred tax asset of Ps.163,170 reflecting, mainly, the benefit of tax loss carry forwards, which expire in varying amounts between 2005 and 2012. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carry forwards. Although realization is not assured, management believes it is more likely than not that most of the net deferred tax asset at December 31, 2002 will be realized based on the Company’s business plan estimate of future taxable income over the next five years in an amount sufficient to utilize the net deferred tax losses recorded as of December 31, 2002.

     The Company’s estimate of future taxable income is based primarily on and supported by (i) additional increase in revenues generated by the Calling Party Pays feature with an important taxable operating margin, (ii) the change in the income tax law to increase the useful lives for network equipment from 3.3 years to 12.5 years, representing an important decrease in depreciation expense for income tax purposes and (iii) an increase in 2003 of the potential effects of additional cost cutting.

     The amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carry forward periods are reduced.

     As of December 31, 2002 and 2001, the Company had a valuation allowance of Ps.541,628 and Ps.252,057, respectively, to reduce its deferred tax assets to estimated realizable value. The valuation allowance primarily relates to the deferred tax assets arising from tax loss carry forwards and tax credits.

     At December 31, 2002, the Company had the following net operating losses for income tax purposes that may be carried forward and applied against future taxable earnings:

Year of	Amount		Expiration
loss	of loss		year

1995	Ps.	809,831	2005
1996		17,931	2006
1997		571,918	2007
1998		484,766	2008
2000		474,885	2010
2002		1,323,319	2012

     These losses are indexed for inflation from the year incurred to the sixth month of the year utilized. Accordingly, these amounts include inflation up to June 2002. Due to the restructuring of the Company related to Verizon’s assumption of management control (Note 2), the Company did not include additional tax losses for Ps.1,008,088, relating to one of its subsidiaries, Iusatelecomunicaciones, and may not be able to apply these losses against other subsidiaries’ profits in 2003 and beyond.

     The 1.8% net assets tax is calculated on the average value of substantially all assets less certain liabilities. This tax is required to be paid if this computation exceeds the amount of income tax. The 1.8% net assets tax paid may be utilized as a credit against future income tax in the years in which the Company generates an income tax in excess of the assets tax. The assets tax is available as a carry forward for up to ten years and is subject to restatement based on the NCPI when used. As of December 31, 2002, net assets tax available as a carry forward was Ps.497,718 which expires in 2007.

     Employee profit sharing, generally 10%, is computed on taxable income, with adjustments to exclude inflationary effects and the restatement of depreciation expense. In the years ended December 31, 2002 and 2001, the Company did not generate any taxable income for profit sharing purposes.

     The effective rate reconciliation as of December 31, was as follows:

GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S.A. de C.V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2002		2001		2000

Loss on continuing operations before taxes	(Ps.	950,235)	(Ps.	174,921)	(Ps.	572,271)
Statutory income tax rate		35%		35%		35%

Income tax (benefit) expense at statutory rate		(332,582)		(61,222)		(200,295)
Add (deduct):
Inventory purchases less cost of sales		(210,000)		(1,591)		(14,689)
Depreciation and amortization		(290,542)		(242,821)		(129,722)
Differences between interest and inflationary gains or losses		167,927		80,219		84,980
Provision for doubtful accounts		19,662		(3,993)		19,191
Telephones to be amortized		133,366		205,940		(43,857)
Goodwill amortization		59,116		62,828		61,040
Income tax rate change		3,101		—		—
Other		(10,109)		4,202		(41,857)

Income tax (benefit) expense for the year	(Ps.	460,061)	(Ps.	43,562)	(Ps.	265,209)

Effective rate		48%		25%		46%
Net assets tax	Ps.	111,609	Ps.	154,749		165,246

Note 13 – Commitments and Contingencies:

     As of December 31, 2002, the Company had the following commitments and contingent liabilities:

     a.     The Company has entered into operating lease agreements for administrative offices, sales branches and service facilities and since 2001, operating lease agreements with Iusacell Arrendadora, S.A. de C.V. (an affiliated company) for the lease of towers (Note 8c.). These lease agreements expire at various dates through 2011, and some agreements contain options for renewal. Lease expense was Ps.382,842, Ps.166,117 and Ps.173,426 for the years ended December 31, 2002, 2001 and 2000, respectively.

     Future annual minimum rental payments under existing leases as of December 31, 2002 are as follows:

2003	Ps.	419,157
2004		393,990
2005		376,278
2006		367,750
2007		349,494
Thereafter		1,155,209

	Ps.	3,061,878

     b.     The Company may have contingent liabilities for taxes and penalties that the tax authorities may assess based on audits of prior years’ tax returns.

     c.     In April 1998, Old Iusacell learned that the Montes Urales property was subject to two liens. Such liens were not identified when Inmobiliaria Montes Urales 460, S.A. de C.V. was acquired in 1994, nor was Old Iusacell notified of such liens subsequent to the acquisition. During 2002, the liens have been removed.

GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S.A. de C.V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     d.     Old Iusacell has certain commitments derived from its joint venture agreement with Infomin, S.A. de C.V. (Note 2).

     e.     During April 2001, Iusatel, a subsidiary of the Company, reached an agreement to settle the outstanding amounts due related to the special projects implemented by Teléfonos de México, S.A. de C.V. (Telmex) to permit competition in long distance telephony. Iusatel agreed to pay for its portion of such special projects in two parts: (i) a fixed payment of approximately U.S.$13,600, payable in twelve equal monthly installments beginning in April 2001, and (ii) a U.S.$0.0053 per full minute, usage-based surcharge to the local wire line interconnection rate from January 1, 2001 through December 31, 2004 for long distance calls terminated in Telmex’s local wire line network.

     f.     Iusacell, S.A. de C.V., a subsidiary of the Company, decided to sue and seek compensatory damages from one of the Company’s distributors as a result of the latter’s decision to breach their distribution agreement. In the same act, such distributor also sued Iusacell, S.A. de C.V. The decision of the Court in the first instance has been not to set a favorable opinion to any of the parts. Both parties have appealed the Court’s decision.

     g.     On January 1, 2002 the Mexican Congress approved a tax law reform that assesses an additional 10% excise tax on certain wireless telecommunications services. In February 2002, the Company filed an injunction action to challenge the Mexican government’s implementation of the tax. The Company has obtained a favorable resolution against this 10% excise tax and the Mexican government has filed an appeal.

     In February 2003, the Company has filed an injunction action to challenge the Mexican government regarding the same excise tax for the year 2003.

     h.     A supplier of the Company has sued Iusacell, S.A. de C.V. for the improper termination of their agreement. The Company has obtained a favorable resolution in the first instance. The supplier has filed an appeal.

     i.     A client of the Company has sued SOS Telecomunicaciones, S.A. de C.V., a subsidiary of the Company. The process is in a preliminary stage.

     j.     As discussed in Note 10, the Company has important borrowings, which require, among other things, compliance with certain financial ratios, specifically a debt/EBITDA ratio on a quarterly basis. If the Company incurs operating losses during the first quarter of 2003 and/or the debt has a substantial increase due to the Mexican peso devaluation relative to the U.S. dollar, the Company might not be in compliance with the financial covenant ratio under the Amended and Restated Syndicated loan agreement.

     If the Company breaches the financial covenant ratio and does not obtain a waiver, this could result in the acceleration of the Amended and Restated Syndicated loan, and because of cross-defaults, the Notes due 2004, the Notes due 2006 of New Iusacell for U.S.$350,000 and BNP financings of affiliated companies for U.S.$26,648, could become due and payable. Based upon current projections, the Company believes it is probable that it does not comply with the existing financial covenant ratio unless it is modified or waived. The Company plans to request an amendment to the debt/EBTIDA covenant ratio, increasing it to 3.5x from 2.5x.

     The Company has started to explore, together with external financial and legal advisors, the possibility of entering into a debt restructuring process. Although no assurances can be given, the Company expects to successfully conclude such restructuring during 2003.

     The Company’s ability to fulfill its long-term financial commitments depends on the results of these negotiations.

Note 14 – Contributed Capital:

     During the years ended December 31, 2002, 2001 and 2000, the following transactions took place:

GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S.A. de C.V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     At the February 21, 2000, ordinary and extraordinary stockholders’ meetings, the series D and series L shares and a portion of series A shares, were converted into series B shares.

     On March 30, 2001, 1 series A share was subscribed through the capitalization of stockholders’ debt. The total amount converted was of Ps.116. After this capital stock increase, Company’s stockholders’ approved a 30,000 to 1 reverse stock split. The reverse stock split became effective on May 7, 2001. This resulted in the cancellation of fractions of shares and a corresponding decrease of Ps.256 in capital stock.

     On August 24, 2001, 3 series A shares were subscribed by the Company’s stockholders for an amount of Ps.339.

     During 2001 and 2000, New Iusacell made contributions to the Company for future capital stock increases in an aggregate amount of Ps.2,320,690.

     On May 31, 2002, Company’s stockholders’ approved an increase of the fixed and variable portions of the capital stock. This increase was made as follows:

     a.     The increase of the fixed portion of the capital stock amounted to Ps.39,187, which were subscribed by the Company’s stockholders at their ownership proportion at the date of the increase. No new shares were issued on this subscription.

     b.     The increase of the variable portion of the capital stock was subscribed through the issuance of 20,266 shares, of which 10,335 were series A shares and the remaining 9,931 were series B shares. This portion increase amounted to Ps.2,281,503.

     This increase was made through the capitalization of contributions for future capital stock increases.

     The changes in the number of shares of common stock for the period January 1, 2001 through December 31, 2002 are analyzed as follows:

Number of shares

January 1, 2000	54,828
March 30, 2001 – issuance of common stock through the capitalization of stockholders’ debt	1
August 24, 2001 – issuance of common stock	3

Balance as of December 31, 2001	54,832
May 31, 2002 – issuance of common stock through the capitalization of contributions for future capital stock increases	20,266

December 31, 2001 balance	75,098

GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S.A. de C.V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     At December 31, 2002 and 2001, the issued and outstanding shares of common stock of the Company, without par value, are as follows:

	2001	2000

series A	38,302	27,967
series B	36,796	26,865

Total	75,098	54,832

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

Note 15 — Earned Capital:

     Under Mexican law, a legal reserve must be created and increased annually by 5% of the annual net earnings until it reaches 20% of the nominal amount of a corporation’s capital stock. This reserve is not available for dividends, but may be used to reduce a deficit or be transferred to capital.

     Dividends paid will be free of income tax if paid out of the Net Taxable Income Account (CUFIN). A 35% rate will be paid on the amount exceeding the balance of the CUFIN by multiplying the dividend paid by a factor of 1.5385. The applicable tax will be payable by the Company, and it may be credited against the income tax the Company is subject to in the following three fiscal years. Dividends paid will not be subject to any tax withholding.

     At December 31, 2002, the balance on the CUFIN is approximately Ps.147,157.

     The contributed capital and earned capital accounts consist of the following:

	December 31, 2002

			Accumulated
	Historical		Adjustments for
	Value		Inflation		Total

Capital stock subscribed	Ps.	7,880,528	Ps.	8,044,388	Ps.	15,924,916
Capital contributions		18,655		79,467		98,122
Legal reserve		(11,411)		39,768		28,357
Accumulated losses from prior years		(4,145,958)		(2,337,118)		(6,483,076)
Net loss for the year		(730,023)		(330,921)		(1,060,944)
Accumulated other comprehensive income		172,031		(874,669)		(702,638)

Total	Ps.	3,183,822	Ps.	4,620,915	Ps.	7,804,737

GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S.A. de C.V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31, 2002

			Accumulated
	Historical		Adjustments for
	Value		Inflation		Total

Capital stock subscribed	Ps.	5,748,813	Ps.	7,855,413	Ps.	13,604,226
Capital contributions		18,655		79,467		98,122
Contribution for future capital stock increases		2,131,715		188,975		2,320,690
Legal reserve		(11,411)		39,768		28,357
Accumulated losses from prior years		(4,140,737)		(2,027,696)		(6,168,433)
Net loss for the year		(5,221)		(309,422)		(314,643)
Accumulated other comprehensive income		172,031		(874,669)		(702,638)

Total	Ps.	3,913,845	Ps.	4,951,836	Ps.	8,865,681

Note 16 — Foreign Currency Position:

     The balance sheet as of December 31 includes assets and liabilities denominated in U.S. Dollars, as follows:

	2002		2001

Monetary assets	U.S.$	13,925	U.S.$	163,715
Monetary liabilities		463,386		477,105

Net monetary liability position in U.S. Dollars	U.S.$	449,461	U.S.$	313,390

Equivalent in nominal Mexican pesos	Ps.	4,692,058	Ps.	2,873,630

     As of December 31, 2002 and 2001, most of the communications equipment and inventories of cellular telephones and accessories are of foreign origin (Notes 6 and 8).

     During 2002, 2001 and 2000, interest income and interest expense on assets and liabilities denominated in U.S. Dollars were as follows:

	2002		2001		2000

Interest income	U.S.$	917	U.S.$	1,587	U.S.$	491
Interest expense		28,952		35,675		24,891

Net interest expense	U.S.$	28,035	U.S.$	34,088	U.S.$	24,400

Equivalent in nominal Mexican pesos	Ps.	292,666	Ps.	312,570	Ps.	234,479

     Operating results for the years ended December 31, 2002, 2001 and 2000 include depreciation and amortization expenses, related to fixed assets and inventories of foreign origin.

GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S.A. de C.V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     The exchange rates as of December 31, 2002 and 2001 were Ps.10.4393 and Ps.9.1695, per U.S. dollar, respectively. At the issuance date of these financial statements, February 28, 2003, the exchange rate in effect was Ps.11.03 per U.S. Dollar.

Note 17 — Project 450:

     A subsidiary was established to provide fixed wireless local telephony services using the 450 MHz frequency band (Project 450). At December 31, 2002 and 2001, Old Iusacell’s investment in Project 450 amounted to Ps.29,014 and Ps.32,852, respectively.

     Given the capabilities of digital technology and the success the Company has had thus far with its deployment, the Company is exploring alternatives for providing local telephony service, including fixed or limited zone wireless service in the 800 MHz and 1.9 GHz bands.

Note 18 — Discontinued Operations:

     In December 1998, Old Iusacell decided to discontinue the operations of Cellular Solutions, a subsidiary entity dedicated to the sale of accessories for cellular handsets. Cellular Solutions transferred all its existing inventories as of December 31, 1998 to another subsidiary of Old Iusacell and terminated all of Cellular Solutions’ employees during January and February 1999.

     Financial information regarding Cellular Solutions as of and for the year ended December 31, 2000, was as follows:

Current assets	Ps.	2,188
Total assets		2,188
Total liabilities		446
Revenues		—
Gross profit		—
Loss from operations before income taxes		—
Provision for income taxes		—
Profit on disposal		(9,370)

Net profit	(Ps.	9,370)

Note 19 — Comprehensive Income:

     For the years ended December 31, 2002, 2001 and 2000, comprehensive income consisted of the following:

	2002		2001		2000

Net loss for the year	(Ps.	1,060,944)	(Ps.	314,643)	(Ps.	710,748)
Other comprehensive income:
Accumulated effect of deferred taxes		—		—		206,846
Total other comprehensive income		—		—		206,846

Total comprehensive income	(Ps.	1,060,944)	(Ps.	314,643)	(Ps.	503,902)

GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S.A. de C.V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 20 — Financial Instruments:

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

     e.     Derivatives: the Company determines the fair value of derivative financial instruments as follows:

Foreign-currency exchange forward contracts

     The Company purchased foreign-currency exchange forward contracts with contract terms of up to three years to protect itself against the adverse effect that exchange rate fluctuations may have on foreign currency-denominated liabilities, principally U.S. dollars.

     During 2001, 2000 and 1999, the Company used derivative instruments to hedge its foreign-currency exposure of approximately 50% of the principal and interest payments coming due over the next year. In August and October 2001, the Company also used foreign-currency exchange forward contracts to hedge its exchange rate exposure on the Notes due 2004 for U.S.$150,000 and its interest payments of U.S.$34,500. Until its early termination, these derivatives were highly effective since a foreign currency rate change on the forward contract was offset by a corresponding change in the value of the hedged loan.

     In October 2002, the Company early terminated its foreign-currency exchange forward contracts hedging its exchange rate exposure on the Notes due 2004, paying a termination fee of U.S.$1,687.

     As of December 31, 2002, the Company does not have any foreign-currency exchange contracts.

Interest rate collars

     In July 1998, Old Iusacell entered into an interest rate collar agreement for a notional amount of U.S.$35,000 until July 30, 2002. The collar agreement limits the maximum effective LIBOR cost to 6.12% if six-month LIBOR is lower than 7.12% and 7.12% if LIBOR equals or exceeds 7.12%. Old Iusacell can participate in a decline in LIBOR to 5.30%.

     On February 26, 1999, Old Iusacell entered into an additional interest rate collar agreement to limit the maximum interest rate, which must be paid on U.S.$15,000 of its floating rate debt until July 30, 2002. This collar agreement limits the maximum effective LIBOR cost to 5.82% if six-month LIBOR is lower than 6.82% and 6.82% if LIBOR equals or exceeds 6.82%. Old Iusacell can participate in a decline in LIBOR to 4.75%.

     These interest rate collars expired during 2002.

GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S.A. de C.V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     At December 31, the fair values of financial instruments were as follows:

	2002				2001

	Carrying		Fair		Carrying		Fair
	value		value		value		value

Cash and cash equivalents	Ps.	148,487	Ps.	148,487	Ps.	126,358	Ps.	126,358
Accounts receivable		1,144,998		1,144,998		1,238,860		1,238,860
Accounts payable		988,505		988,505		1,859,127		1,859,127
Foreign currency hedge contracts		—		—		—		(179,073)
Interest rate collar		—		—		—		(15,284)
Notes payable		125,272		125,272		116,306		116,306
Long-term debt:
Secured senior notes due 2004		1,565,895		782,947		1,453,824		1,497,439
Amended and restated syndicated loan		2,772,902		2,772,902		2,574,447		2,574,447

Note 21 – Segment Information:

     The Company’s segment data is prepared in accordance with International Accounting Standard No.14 (revised). Reportable segments are those that are based on the Company’s method of internal reporting.

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

GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S.A. de C.V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     The tables below present information about reportable segments for the years ended December 31, 2002, 2001 and 2000 under Mexican GAAP measurement:

	Year ended December 31, 2002

			Long		Other			Total	Reconciling		Total
	Cellular		distance		Businesses			segments	items (2)		consolidated

Revenues — third party	Ps.	5,221,715	Ps.	270,104	Ps.	89,816	Ps	5,581,635			Ps.	5,581,635
Revenues – affiliates		4,166,390		324,935		1,285,094		5,776,419	(Ps.	5,776,419)		—
Depreciation and amortization		1,967,917		123,857		32,362		2,124,136		(2,526)		2,121,610
Operating loss		(67,228)		(138,243)		(111,458)		(316,929)		47,606		(269,323)
EBITDA (1)		1,900,689		(14,386)		(79,096)		1,807,207		45,080		1,852,287
Total assets		18,632,206		1,381,134		782,010		20,795,350		(7,538,039)		13,257,311
Capital expenditures		494,759		13,306		69,355		577,420		—		577,420

	Year ended December 31, 2001

			Long		Other		Total		Reconciling		Total
	Cellular		distance		Businesses		segments		items (2)		consolidated

Revenues — third party	Ps.	6,216,388	Ps.	310,206	Ps.	120,688	Ps.	6,647,282			Ps.	6,647,282
Revenues – affiliates		3,184,173		668,920		1,298,690		5,151,783	(Ps.	5,151,783)		—
Depreciation and amortization		2,587,120		107,725		28,791		2,723,636		(8,533)		2,715,103
Operating loss		(400,406)		(124,534)		(219,737)		(744,677)		695,072		(49,605)
EBITDA (1)		2,186,714		(16,809)		(190,946)		1,978,959		686,539		2,665,498
Total assets		18,123,610		988,266		689,895		19,801,771		(4,800,169)		15,001,602
Capital expenditures		1,629,171		94,582		18,723		1,742,476		—		1,742,476

	Year ended December 31, 2000

			Long		Other		Total		Reconciling		Total
	Cellular		distance		Businesses		segments		items (2)		consolidated

Revenues — third party	Ps.	5,866,914	Ps.	73,531	Ps.	119,214	Ps.	6,059,659	(Ps.	3,355)	Ps.	6,056,304
Revenues – affiliates		2,931,679		559,371		706,605		4,197,655		(4,197,655)		—
Depreciation and amortization		2,405,001		95,758		24,096		2,524,855		(8,180)		2,516,675
Operating loss		(102,776)		(130,013)		(169,634)		(402,423)		(8,661)		(411,084)
EBITDA (1)		2,302,225		(34,255)		(145,538)		2,122,432		(16,841)		2,105,591
Total assets		17,595,679		1,184,201		941,125		19,721,005		(5,122,384)		14,598,621
Capital expenditures		1,862,823		86,419		189,169		2,138,411		—		2,138,411

(1)	EBITDA as used by the Company is operating profit (loss) plus the sum of depreciation and amortization. The Company’s reconciliation of EBITDA to consolidated net profit (loss) under Mexican GAAP as of December 31, 2002, 2001 and 2000, is as follows:

GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S.A. de C.V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Years ended December 31,

	2002		2001		2000

EVITAD	Ps.	1,852,287	Ps.	2,665,498	Ps.	2,105,591
Depreciation and amortization		(2,121,610)		(2,715,103)		(2,516,675)
Integral financing cost		(671,171)		(132,205)		(163,806)
Equity participation in net (loss) profit of associated companies and net (loss) gain on sale of equity investments		(9,741)		6,889		2,619
Income tax and assets tax		(120,470)		(154,749)		(165,246)
Minority interest		9,761		21,874		17,399
Profit from discontinued operations		—		—		9,370
Cumulative effect of the adoption of the new accounting principle		—		(6,847)		—

Net loss for the year	(Ps.	1,060,944)	(Ps.	314,643)	(Ps.	710,748)

(2)	Reconciling items primarily reflect inter-segment eliminations and certain non-recurring items.

NOTE 22	–	SIGNIFICANT DIFFERENCES BETWEEN MEXICAN GAAP AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The Company’s consolidated financial statements are prepared on a Mexican GAAP basis, which differs in certain significant respects from United States generally accepted accounting principles (U.S. GAAP).

     The reconciliation to U.S. GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican Bulletin B-10. The application of Bulletin B-10 represents a comprehensive measure of the effects of price-level changes in the financial statements based on historical cost for Mexican and U.S. accounting purposes. The principal differences, other than inflation accounting, between Mexican and U.S. GAAP are listed below together with an explanation, where appropriate, of the adjustments that affect consolidated net income for each of the three years in the period ended December 31, 2002, and stockholders’ equity as of December 31, 2002 and 2001.

     a.     Deferred Income Taxes

     Under Mexican GAAP, the Company applies revised Bulletin D-4. Under the methodology of Bulletin D-4, the Company recognized future tax consequences based on the difference between the financial statements and tax basis of assets and liabilities — temporary differences — as of the date of the financial statements. For purposes of the reconciliation to U.S. GAAP, the Company has applied Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes”, for all periods presented. The U.S. GAAP adjustment to deferred income taxes exists as a result of the other U.S. GAAP adjustments changing the book basis of the Company and as a result impacting various deferred tax balances and the related valuation allowance.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

     c.     Derivative Financial Instruments

     As mentioned in Note 21, the Company entered into interest rate collar agreements to hedge an aggregate notional amount of U.S.$50,000 of its floating rate debt. Additionally, during 2001 the Company purchased foreign-currency forward exchange contracts, which at December 31, 2001, hedged a notional amount of U.S.$201,000 in debt. The Company employs risk management strategies using foreign currency forwards and interest rate collar agreements. The Company does not hold derivatives for trading purposes.

     As mentioned in Note 4e., effective January 1, 2001, the Company adopted Bulletin C-2, which requires that all financial instruments, including those used for hedging purposes, be recorded in the balance sheet at their fair value and changes in the fair value to be recorded in the income statement for each period. Bulletin C-2 also requires that derivative financial instruments used for hedging purposes, be recorded in the balance sheet and valued using the same valuation criteria used to value the hedged asset or liability. Based on this valuation criteria, under Mexican GAAP since the hedged liabilities are not carried at fair value, the Company did not record the derivative financial instruments related to those hedged liabilities at fair value but rather, the Company keeps the derivative financial instruments valued at the exchange rate at the end of the year. Prior to January 1, 2001, derivative financial instruments were recorded on a cash basis under Mexican GAAP.

     On December 30, 1999 Old Iusacell entered into a foreign currency hedge utilizing forward-rate contracts, hedging its exchange rate exposure for up to U.S.$77,000 or approximately 50% of the principal and interest payments coming due over the period April 2000 to April 2001.

     Under U.S. GAAP, effective January 1, 2001, the Company adopted SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS 137 and 138. Under SFAS 133, all derivatives are also recognized on the balance sheet at their fair value.

     The Company’s derivative financial instruments are classified as cash flow hedges based on certain criteria established by SFAS 133. Accordingly, the effective portion of the gain or loss of the hedged instrument is reported in accumulated other comprehensive income, and its ineffective portion is reported in earnings. All of the Company’s derivatives were considered highly effective. The Company has no derivative financial instruments at December 31, 2002.

     Prior to January 1, 2001, the differential to be paid or received as interest rates changed was accrued and recognized as an adjustment of interest expense at the balance sheet date. Additionally, the related amount payable or receivable from counter-parties was included in accrued other expenses at the balance sheet date.

     The cumulative effect on the adoption of this new accounting pronouncement amounted to Ps.6,847 as of January 1, 2001.

     d.     Gain From The Exchange Of Non-Monetary Assets

     During 2002 and 2001, the Company entered into certain fiber optic cable swap agreements to exchange certain long-distance fiber optic cables fair valued at Ps.121,215 and Ps.150,812, respectively. Under Mexican GAAP, the Company recorded the transactions as both acquisitions (at the carrying value of the asset sold) and sales of fixed assets based on the contract amount, resulting in a gain on the sale of Ps.53,172 and Ps.145,229, for the years ended December 31, 2002 and 2001, respectively. Under U.S. GAAP, because the assets exchanged are similar productive

GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S.A. de C.V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

assets and, on a net basis, no cash was exchanged, the transactions did not result in the recognition of earnings. Consequently, under U.S. GAAP, the acquisitions and sales would not have been recorded.

     In December 1998, the Company entered into another similar fiber optic cable swap agreement with Bestel for Ps.258,609, resulting in a gain on the sale of Ps.225,208 that was not recorded under U.S. GAAP.

     The cumulative gains recorded under Mexican GAAP for exchange of non-monetary assets taking place in 1999, 2001 and 2002 is Ps.423,609 at December 31, 2002.

     e.     Sale-Leaseback Transaction With MATC Celular

     As mentioned in Note 8c., during 2002 and 2001 the Company sold and leased-back 67 and 244, respectively, non strategic towers to MATC Celular.

     Under Mexican GAAP, sale-leaseback transactions are recognized with the use of the general criteria for capital and operating lease transactions pursuant to Bulletin D-5, “Leases”. The timing of the recognition of a gain derived from sale-leaseback transactions should be based on the subsequent lease classification criteria of the leaseback portion of the transaction. If the subsequent leaseback is accounted for as an operating lease, full immediate gain recognition is allowed whereas if the subsequent leaseback is accounted for as a capital lease, the gain is deferred and amortized in proportion with the estimated useful life of the asset leased. Based upon these criteria, the sale-leaseback agreement with MATC was recorded by the Company as an operating lease and consequently, the Ps.91,608 and Ps.325,436 gains were recognized at the date of the sale.

     Under U.S. GAAP, SFAS 28, “Accounting for Sales with Lease Backs”, this sale-leaseback transactions should be recognized as a single financing transaction in which any profit or loss on the sale is deferred and amortized by the seller, who becomes the lessee. As the Company retained “more than a minor part but less than substantially all” of the use of the assets leased and the profit on the sale does not exceed the present value of the minimum lease payments, the Company deferred Ps.76,383 and Ps.286,319 of the gains at the transaction dates. In addition, as the leaseback qualified as an operating lease, the Company is amortizing the deferred gain against the gross rental charged to expense over the lease term. Consequently, the U.S. GAAP net income for the years ended December 31, 2002 and 2001 was decreased Ps.60,459 and Ps.276,008, respectively.

     f.     Capitalized Interest

     Mexican GAAP allows, but does not require, capitalization of financing costs as part of the cost of assets under construction. Financing costs capitalized include interest costs, gains from monetary position and foreign exchange losses. Under Mexican GAAP, the Company did not capitalize any financing costs for each of the years ended December 31, 2002, 2001 and 2000.

     U.S. GAAP requires the capitalization of interest during the construction of qualifying assets. In an inflationary economy, such as Mexico, acceptable practice is to capitalize interest net of the monetary gain on the related Mexican Peso debt, but not on U.S. dollar or other stable currency debt. U.S.GAAP does not allow the capitalization of foreign exchange losses.

     g.     Goodwill And Indefinite-Lived Intangible Assets

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     SFAS 141 is effective for any business combination accounted for by the purchase method that is completed after June 30, 2001. Accordingly, the Company applied SFAS 141 to the Portatel acquisition and SFAS 142 to the intangible assets acquired therein.

     Effective January 1, 2002, the Company adopted the provisions of SFAS 142. Goodwill is no longer amortized but is reviewed for impairment on an annual basis at the reporting unit level. The impairment test is performed in two phases. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying value, including goodwill. If the fair value of the reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not impaired; however if the carrying value of the reporting unit exceeds its fair value, an additional procedure must be performed. The additional procedure compares the implied fair value of the reporting unit (as defined by SFAS 142) with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. Upon adoption of SFAS 142, goodwill was tested for impairment and no impairment charges were recorded.

     Under Mexican GAAP goodwill continues to be amortized. For U.S. GAAP purposes, the reversal of goodwill amortization under Mexican GAAP increased the net income for the year ended December 31, 2002 in Ps.168,903.

     Additionally, the Company defined concessions as intangible assets with definite life, consequently, under both Mexican GAAP and U.S. GAAP, the amortization of this intangible asset continues.

     The impact of adopting SFAS 142 on net loss and loss per share adjusted to exclude amortization expense related to goodwill is as follows:

	Years ended December 31,

	2002		2001		2000

Net loss for the year under U.S. GAAP	(Ps.	898,645)	(Ps.	607,580)	(Ps.	704,519)
Amortization of goodwill		—		165,993		163,088

Pro-forma net loss for the year under U.S. GAAP	(Ps.	898,645)	(Ps.	441,587)	(Ps.	541,431)

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

     j.     Provision For Consolidation Of Facilities

     During the year ended December 31, 1996, the Company recorded a charge and related provision for consolidation of facilities related to the pending sale and anticipated loss on the sale of its then corporate headquarters. Since the Company has not had the ability to remove such headquarters from operations, under U.S. GAAP, pursuant to the provisions of SFAS 121, “Accounting for the Impairment of Long-Lived assets and for Long-Lived Assets to Be Disposed Of,” an impairment charge would not have been recorded at December 31, 1996, therefore, under U.S. GAAP the charge and related provision recorded by the Company in 1996 has been reversed.

GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S.A. de C.V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     k.     Net Income (Loss) And Stockholders’ Equity Under U.S. GAAP

     The following is a summary of net (loss) profit and stockholders’ equity adjusted to take into account certain material differences between Mexican GAAP and U.S. GAAP:

	Years ended December 31,

	2002		2001		2000

Net loss under Mexican GAAP	(Ps.	1,060,944)	(Ps.	314,643)	(Ps.	710,748)
Pre-operating costs (Note 23b.)		(2,642)		—		—
Derivative financial instruments (Note 23c.)		170		—		6,496
Gain from the exchange of non-monetary assets (Note 23d.)		(53,172)		(145,229)		—
Depreciation of the gain from the exchange of non-monetary assets (Note 23d.)		24,737		22,521		—
Gain on the sale lease-back transaction (Note 23e.)		(60,459)		(276,008)		—
Capitalized interest (Note 23f.)		95,495		97,115		—
Depreciation of capitalized interest (Note 23f.)		(9,711)		—		—
Amortization of goodwill (Note 23g.)		168,903		2,102		—
Minority interest (Note 23i.)		(1,585)		6,258		—
Effect of inflation accounting on U.S. GAAP adjustments (Note 23h.)		563		304		(267)

Net loss under U.S. GAAP	(Ps.	898,645)	(Ps.	607,580)	(Ps.	704,519)

	As of December 31,

	2002		2001

Stockholders’ equity under Mexican GAAP	Ps.	7,804,737	Ps.	8,997,898
Pre-operating costs (Note 23b.)		(85,640)		(82,998)
Derivative financial instruments (Note 23c.)		—		(194,357)
Gain from the exchange of non-monetary assets (Note 23d.)		(423,609)		(370,437)
Accumulated amortization on the gain from the exchange of non-monetary assets (Note 23d.)		47,258		22,521
Gain on the sale lease-back transaction (Note 23e.)		(336,467)		(276,008)
Capitalized interest (Note 23f.)		192,610		97,115
Accumulated depreciation on capitalized interest (Note 23f.)		(9,711)		—
Amortization of goodwill (Note 23g.)		171,005		2,102
Minority interest (Note 23i.)		6,742		(125,957)
Provision for consolidation of facilities (Note 23j.)		20,866		20,866

Stockholders’ equity under U.S. GAAP	Ps.	7,387,791	Ps.	8,090,745

GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S.A. de C.V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Provided below is an analysis of changes in stockholders’ equity under U.S. GAAP:

	As of December 31,

	2002		2001

Opening balance	Ps.	8,090,745	Ps.	7,950,375
Increase in capital stock and contributions for future capital stock increases		—		944,508
Net loss for the year		(898,645)		(607,580)
Other comprehensive income:
Inflation effects		(563)		(304)
Derivative financial instruments		196,254		(196,254)

Closing balance	Ps.	7,387,791	Ps.	8,090,745

     l.     Discontinued Operations

     As described in Note 18, in December 1998, Old Iusacell decided to discontinue the operations of its subsidiary, Cellular Solutions, which was in the business of selling accessories for cellular handsets, and consequently, recognized a gain from discontinued operations amounting to Ps.9,370, for the year ended December 31, 2000. Under U.S. GAAP, the closing of this subsidiary does not constitute a discontinued operation under APB No.30. Accordingly, the gain (loss) from discontinued operations is recorded as operating income (expense).

     m.     Depreciation

     Under Mexican GAAP, depreciation is not included in the measure of gross profit. Under U.S. GAAP, Ps.1,396,445, Ps.1,273,499 and Ps.1,365,798 for the years ended December 31, 2002, 2001 and 2000, respectively, are reclassified to cost of sales.

     n.     Impairment Of Long-Lived Assets

     During the year ended December 31, 2002, the Company adopted SFAS 144, “Accounting for he Impairment of Long-Lived Assets.” SFAS 144 provides guidance on the accounting for the impairment or disposal of long-lived assets. SFAS 144 supercedes SFAS 121 and applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30 (APB 30), “Reporting Results of Operations Reporting the Effects of Disposal of a Segment of a Business”. SFAS 144 develops one accounting model (based on the model in SFAS 121) for long-lived assets that are to be disposed of by sale, as well as addresses the principal implementation issues. The adoption of SFAS 144 had no effect on the consolidated financial position or results of operations of the Company.

GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S.A. de C.V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     o.     Supplementary U.S. GAAP Disclosures

               1. Cash flow information

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

	Years ended December 31,

Operating activities:	2002		2001		2000 (*)

Net loss under U.S. GAAP	(Ps.	898,645)	(Ps.	607,580)	(Ps.	704,519)
Adjustments to reconcile net loss to cash (used in) provided by operating activities:
Depreciation		1,396,445		1,273,499		1,365,798
Amortization		541,237		1,416,981		1,150,876
Gain on the sale of towers		(31,149)		(49,427)		—
Equity in (profit) loss of associated companies		9,741		(2,687)		(2,619)
Gain on sale of equity investments		—		(4,203)		—
Increase in allowance for doubtful accounts		61,336		114,613		99,919
Increase in allowance for obsolete and slow-moving inventories		11,213		69,777		44,825
Minority interest		(8,176)		(28,132)		(17,399)
Deferred income taxes and employee profit sharing		8,861		—		—
Gain on net monetary position and foreign exchange losses		285,951		(275,991)		(374,774)
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable		114,562		(96,375)		155,891
Inventories		206,526		(45,125)		(86,796)
Increase (decrease) in:
Trade accounts payable and related parties		(495,244)		79,362		(177,123)
Taxes and other payable		(349,419)		(226,124)		131,364
Income tax		(12,970)		21,874		38,231
Other		(55,015)		(11,981)		764

Net cash provided by operating activities	Ps.	785,254	Ps.	1,628,481	Ps.	1,624,438

Financing activities:
Proceeds from notes payable and long-term debt		—		—		127,253
Payments of notes payable and long-term debt		—		(25,393)		(786,209)
Contributions for future capital stock increases		—		944,309		1,376,381
Capital stock increases		—		83		—
Net cash provided by financing activities	Ps.	—	Ps.	918,999	Ps.	717,425

Investing activities:
Purchase of property and equipment, net		(647,880)		(1,694,225)		(2,173,190)
Proceeds from sales of investments in associated companies		—		4,203		72,152
Proceeds from the sale of the towers		98,098		378,933		—

GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S.A. de C.V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Years ended December 31,

Operating activities:	2002	2001	2000 (*)

Acquisition of Portatel, net of cash	(185,210)	(523,553)	—
Purchase of other assets	(20,930)	(865,899)	(120,119)

Net cash used in investing activities	(755,922)	(2,700,541)	(2,221,157)

Translation and inflation effects in cash	(7,203)	(29,599)	(25,783)
Net increase (decrease) in cash	22,129	(182,660)	94,923
Cash at beginning of year	126,358	309,018	214,095

Cash at the end of year	148,487	126,358	309,018
Interest paid	113,542	406,685	424,579
Income tax paid	141,847	120,781	148,809

Supplemental disclosures of non-cash activities:
Conversion of debt to equity	—	116	—
Capitalization of contributions for future capital stock increases	2,320,690	—	—

(*)`	Certain reclassifications were made in prior years to conform to classifications used in the most recent year.

               2. The assets tax charged to the provision for assets tax for the years ended December 31, 2002, 2001 and 2000 was as follows:

	Years ended December 31,

	2002		2001		2000

Asset tax not offset by current taxes	Ps.	111,609	Ps.	154,749	Ps.	165,246
Deferred tax		8,861		—		—

Provision for taxes	Ps.	120,470	Ps.	154,749	Ps.	165,246

               3. Deferred income taxes

     Significant components of deferred income taxes under U.S. GAAP are as follows:

	December 31, 2002

	SFAS 109		SFAS 109
	applied to		applied to
	Mexican GAAP		U.S. GAAP
	Balances		adjustments		Total

Deferred assets:
Allowance for doubtful accounts	Ps.	30,898	Ps.	—	Ps.	30,898
Net operating loss carryforwards and tax credits		1,633,504		—		1,633,504
Reorganization reserve		3,914		—		3,914
Gain from the exchange of non-monetary assets		—		120,432		120,432
Pre-operating costs		—		27,405		27,405
Gain on the sale lease-back transaction		—		107,669		107,669
Valuation allowance		(480,230)		(196,978)		(677,208)

Deferred tax assets		1,188,086		58,528		1,246,614

GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S.A. de C.V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31, 2002

	SFAS 109		SFAS 109
	applied to		applied to
	Mexican GAAP		U.S. GAAP
	Balances		adjustments		Total

Deferred liabilities:
Inventories		12,020		—		12,020
Property and equipment		866,193		—		866,193
Cellular telephones to be amortized		48,057		—		48,057
Concessions		98,646		—		98,646
Capitalized interest		—		58,528		58,528
Deferred tax liabilities		1,024,916		58,528		1,083,444

Net deferred tax assets	Ps.	163,170	Ps.	—	Ps.	163,170

Deferred assets:
Allowance for doubtful accounts		78,019		—		78,019
Net operating loss carryforwards and tax credits		1,293,031		—		1,293,031
Reorganization reserve		26,346		—		26,346
Gain from the exchange of non-monetary assets		—		121,771		121,771
Pre-operating costs		—		29,050		29,050
Derivative financial instruments		—		68,025		68,025
Gain on the sale lease-back transaction		—		96,602		96,602
Valuation allowance		(252,057)		(281,458)		(533,515)

Deferred tax assets		1,145,339		33,990		1,179,329

Deferred liabilities:
Inventories		93,852		—		93,852
Property and equipment		690,876		—		690,876
Cellular telephones to be amortized		64,730		—		64,730
Concessions		114,044		—		114,044
Derivative financial instruments		—		33,990		33,990

Deferred tax liabilities		963,502		33,990		997,492

Net deferred tax assets	Ps.	181,837	Ps.	—	Ps.	181,837

               4. New Accounting Pronouncements

     The FASB recently issued SFAS 143, “Accounting for Obligations Associated with the Retirement of Long-Lived Assets”, which is effective for fiscal years beginning after June 15, 2002. The objectives of SFAS 143 are to establish accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost.

     In April of 2002, the FASB issued SFAS 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” As a result, companies will no longer be allowed to classify gains and losses from extinguishments of debt as extraordinary items unless they meet the criteria of APB 30. Gain and losses from extinguishments of debt that have been classified as extraordinary in prior years that do not meet the criteria of APB 30 shall be reclassified on a going forward basis.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

years beginning after May 15, 2002, and those for SFAS 13 will be effective for transactions occurring after May 15, 2002.

     In July 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities.” The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Previous accounting guidance was provided by Emerging Issue Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 replaces Issue No. 94-3. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

     FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees,” (FIN 45) was issued in November 2002. FIN 45 requires that a liability be recognized at the inception of certain guarantees for the fair value of the obligation, including the ongoing obligation to stand ready to perform over the term of the guarantee. Guarantees, as defined in FIN 45, include contracts that contingently require the Company to make payments to a guaranteed party based on changes in an underlying that is related to an asset, liability or equity security of the guaranteed party, performance guarantees, indemnification agreements or indirect guarantees of indebtedness of others. This new accounting is effective for certain guarantees issued or modified after December 31, 2002. In addition, FIN 45 requires certain additional disclosures.

     SFAS 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123,” was issued on December 31, 2002. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure requirements of SFAS 123, “Accounting for Stock-Based Compensation,” to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results

     In January 2003, the FASB issued FASB Interpretation 46 “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (FIN 46). FIN 46 provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements. FIN 46 is effective immediately for VIEs created after January 31, 2003 and is effective beginning in the third quarter of 2003 for VIEs created prior to issuance of the interpretation.

     April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS 149 is effective prospectively for contracts entered into or modified after June 30, 2003 and prospectively for hedging relationships designated after June 30, 2003.

     In May 2003, the FASB issued SFAS No. 150, “Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. SFAS 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity, and requires that these instruments be classified as liabilities in statements of financial position. SFAS 150 is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption.

GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S.A. de C.V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     The Company is presently evaluating the impact, if any, that these new standards will have on its consolidated financial statements.

               5. U.S. GAAP requires the desegregation of the account balances as disclosed below. There is no similar requirement under Mexican GAAP. As of December 31, the account balances were as follows:

	2002		2001

Recoverable taxes and other:
Interconnection fees	Ps.	72,036	Ps.	93,505
Recoverable VAT		92,867		217,726
Other taxes		57,887		23,352
Telephones to be amortized		141,345		—
Other		81,861		229,559

		445,996		564,142

Taxes and other payables:
Taxes and rights payable		232,920		213,441
Interest payable		76,130		88,659
Other		243,404		557,243

	Ps.	552,454	Ps.	859,343

               6. A significant portion of our trade receivables is represented by a small number of distributors. In 2001, our three largest distributors accounted for 52% and 44% of our net trade accounts receivable as of December 31, 2002 and 2001. Management has established certain measures to reduce the risk associated with this concentration such as certain guarantees and property liens. Management believes that this distributor concentration will be reduced over time as the size of our operations grows. However, results of operations could be negatively affected, at least in the short term, if any defaults on payment occur with respect to these distributors.

NOTE 23 — CONDENSED CONSOLIDATED FINANCIAL INFORMATION

     As mentioned in Note 10, in July 1997, the Company issued U.S.$150,000 of senior unsecured notes due 2004 as part of its refinancing program. The Notes Due 2004 are guaranteed on a senior subordinated, unsecured basis pursuant to guarantees by most of the Company’s directly and indirectly wholly owned subsidiaries (Guarantor Subsidiaries). The subsidiary guarantees are full, unconditional, joint and several.

     Presented below is condensed consolidating financial information as of December 31, 2002 and 2001 and for the three years ended December 31, 2002 for i) the parent company; ii) the combined Guarantor Subsidiaries; iii) the combined non-Guarantor Subsidiaries; iv) eliminations; and v) the Company’s consolidated financial statements. Where applicable, the equity method has been used by the parent company with respect to its investments in certain subsidiaries for the respective periods presented.

     The Company has not presented separate financial statements and other disclosure concerning each of the Guarantor Subsidiaries because management has determined that such information is not material to investors.

GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S.A. de C.V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2002

			Combined		Combined
	Parent		guarantor		non-guarantor
	company		subsidiaries		subsidiaries		Eliminations		Consolidated

			ASSETS
Current assets:
Cash and short-term investments	Ps.	113,554	Ps.	34,058	Ps.	875	Ps.	—	Ps.	148,487
Accounts receivable:
Trade, net		3,432		661,551		36,895		(63,743)		638,135
Related parties		1,391,404		776,649		40		(2,107,226)		60,867
Recoverable taxes and other		8,188		464,675		333,658		(360,525)		445,996

		1,403,024		1,902,875		370,593		(2,531,494)		1,144,998

Inventories, net		—		35,698		—		—		35,698

Total current assets		1,516,578		1,972,631		371,468		(2,531,494)		1,329,183
Investment in associated companies		4,227,937		231,893		10		(4,425,419)		34,421
Property and equipment, net		6,495,270		978,887		1,079,715		(974)		8,552,898
Other assets, net		390,491		685,318		276,351		109,852		1,462,012
Excess of investment cost over book value, net		1,878,797		—		—		—		1,878,797

Total assets	Ps.	14,509,073		3,868,729		1,727,544		(6,848,035)		13,257,311

Current liabilities:
Notes payable and notes payable to suppliers		125,272		—		—		—		125,272
Trade accounts payable		67,885		194,115		9,762		—		271,762
Related parties		—		—		2,209,304		(2,098,738)		110,566
Taxes and other payable		315,566		591,328		245,209		(599,649)		552,454
Income tax		32,983		14,220		3,502		—		50,705

Total current liabilities		541,706		799,663		2,467,777		(2,698,387)		1,110,759
Long-term debt		4,338,797		—		—		—		4,338,797
Notes payable to suppliers		—		3,018		—		—		3,018

Total liabilities		4,880,503		802,681		2,467,777		(2,698,387)		5,452,574

Commitments and contingencies		—		—		—		—		—

Stockholders’ equity:
Capital contributions		16,000,989		7,196,853		1,772,323		(8,947,127)		16,023,038
Earned capital		(6,372,419)		(4,130,805)		(2,512,556)		4,797,479		(8,218,301)
Minority interest		—		—		—		—		—

Total stockholders’ equity		9,628,570		3,066,048		(740,233)		(4,149,648)		7,804,737

Total liabilities and stockholders’ equity		14,509,073		3,868,729		1,727,544		(6,848,035)		13,257,311

Total stockholders’ equity
under Mexican GAAP		9,628,570		3,066,048		(740,233)		(4,149,648)		7,804,737
Pre-operating costs		—		—		(85,640)		—		(85,640)
Derivative financial instruments		—		—		—		—		—
Gain from exchange of non-monetary assets		—		—		(376,351)		—		(376,351)
Gain on the sale lease-back transaction		(170,691)		(161,112)		(4,664)		—		(336,467)
Capitalized interest		182,899		—		—		—		182,899
Amortization of goodwill		171,005		—		—		—		171,005
Minority interest		—		—		—		6,742		6,742
Provision for consolidation of facilities		20,866		—		—		—		20,866

Total stockholders’ equity under U.S. GAAP	Ps.	9,832,649	Ps.	2,904,936	(Ps.	1,206,888)	(Ps.	4,142,906)	Ps.	7,387,791

GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S.A. de C.V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2002

			Combined		Combined
	Parent		guarantor		non-guarantor
	company		subsidiaries		subsidiaries		Eliminations		Consolidated

Total revenues	Ps.	1,628,098	Ps.	8,754,468	Ps.	886,339	(Ps.	5,687,270)	Ps.	5,581,635
Total cost of sales		43,169		4,489,087		395,780		(2,890,663)		2,037,373

Gross profit		1,584,929		4,265,381		490,559		(2,796,607)		3,544,262
Operating expenses		66,313		3,804,644		561,254		(2,740,236)		1,691,975
Depreciation and amortization		1,361,872		613,666		140,753		5,319		2,121,610

Operating (loss) profit		156,744		(152,929)		(211,448)		(61,690)		(269,323)

Integral financing results
Interest (income) expense, net		309,783		(10,294)		83,888		1,280		384,657
Foreign exchange (gain) loss, net		540,461		21,208		(4,455)		(50,067)		507,147
(Gain) loss from monetary position		(197,360)		82,443		(92,813)		(12,903)		(220,633)

		652,884		93,357		(13,380)		(61,690)		671,171

Equity participation in net (gain) loss of associated companies		9,741		—		—		—		9,741
Provision for assets tax		46,133		66,350		7,987		120,470
Minority interest		—		—		—		(9,761)		(9,761)

Net loss for the year	(Ps.	552,014)	(Ps.	312,636)	(Ps.	206,055)	Ps.	9,761	(Ps.	1,060,944)

Net loss for the year under Mexican GAAP	(Ps.	552,014)	(Ps.	312,636)	(Ps.	206,055)	Ps.	9,761	(Ps.	1,060,944)
Pre-operating costs		—		—		(2,642)		—		(2,642)
Derivative financial instruments		170		—		—		—		170
Gain from the exchange of non-monetary assets		—		—		(2,642)		—		(2,642)
Gain on the sale lease-back transaction		(18,950)		(41,509)		—		—		(60,459)
Capitalized interest		85,784		—		—		—		85,784
Amortization of goodwill		168,903		—		—		—		168,903
Minority interest		—		—		—		(1,585)		(1,585)
Effects of inflation on US GAAP adjustments		563		—		—		—		563

Net (loss) profit for the year under US GAAP	(Ps.	315,544)	(Ps.	354,145)	(Ps.	237,132)	Ps.	8,176	(Ps.	898,645)

GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S.A. de C.V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

			Combined		Combined
	Parent		guarantor		non-guarantor
	company		subsidiaries		subsidiaries		Eliminations		Consolidated

Operating activities:
Net (loss) profit for the year	(Ps.	315,544)	(Ps.	354,145)	(Ps.	237,132)	Ps.	8,176	(Ps.	898,645)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization		1,192,969		613,666		140,753		(9,706)		1,937,682
Equity in net loss (earnings) of associated companies and net gain on sale of equity investments		9,741		—		—		—		9,741
Gain on the sale of the towers		(12,278)		(18,871)		—		—		(31,149)
Increase in allowance for doubtful accounts		—		61,336		—		—		61,336
Increase in allowance for obsolete and slow-moving inventories		—		11,213		—		—		11,213
Minority interest		—		—		—		(8,176)		(8,176)
Gain on net monetary position and foreign exchange losses		342,538		103,651		(97,268)		(62,970)		285,951
Changes in operating assets and liabilities:
Accounts receivable		123,354		(208,537)		10,967		188,778		114,562
Inventories		3,561		169,436		33,529		—		206,526
Trade accounts payable and related parties		(1,190,752)		506,354		64,039		125,115		(495,244)
Taxes and other payable		165,755		(151,453)		(33,956)		(329,765)		(349,419)
Income Tax		(8,204)		5,776		(7,292)		(3,250)		(12,970)
Other		(54,632)		(212)		—		(171)		(55,015)

Net cash provided by (used in) operating activities		265,369		738,214		(126,360)		(91,969)		785,254

Investing activities:
Purchase of property and equipment, net		(745,462)		(221,080)		213,364		105,298		(647,880)
Proceeds from the sale of the towers		31,228		66,870		—		—		98,098
Investment in associated companies, net of cash acquired		106,789		(3,205)		—		(288,794)		(185,210)
Purchase of other assets		329,559		(1,257,679)		631,725		275,465		(20,930)

Net cash (used in) provided by investing activities		(277,886)		(1,415,094)		845,089		91,969		(755,922)

Financing activities:
Payments of notes payable and long-term debt		—		—		—		—		—

Capital stock increases and contributions for future capital stock increases		—		714,975		(714,975)		—		—

Net cash provided by (used in) financing activities		—		714,975		(714,975)		—		—

Translation and inflation effects in cash		(7,186)		230		(247)		—		(7,203)
Net decrease in cash		(19,703)		38,325		3,507		—		22,129
Cash at beginning of year		133,257		(4,267)		(2,632)		—		126,358

Cash at the end of year	Ps.	113,554	Ps.	34,058	Ps.	875	Ps.	—	Ps.	148,487

GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S.A. de C.V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2001

			Combined		Combined
	Parent		guarantor		non-guarantor
	company		subsidiaries		subsidiaries		Eliminations		Consolidated

					ASSETS
Current assets:
Cash and short-term investments	Ps.	133,257	(Ps.	4,267)	(Ps.	2,632)	Ps.	—	Ps.	126,358

Accounts receivable:
Trade, net		—		697,717		36,011		(104,511)		629,217
Related parties		368,918		1,560,279		—		(1,883,696)		45,501
Recoverable taxes and other		134,974		281,308		345,509		(197,649)		564,142

		503,892		2,539,304		381,520		(2,185,856)		1,238,860

Inventories, net		3,561		216,347		33,529		—		253,437

Total current assets		640,710		2,751,384		412,417		(2,185,856)		1,618,655
Investment in associated companies		4,230,161		228,688		—		(4,422,844)		36,005
Property and equipment, net		7,197,464		764,297		1,405,397		(1,857)		9,365,301
Other assets, net		781,549		469,348		344,201		393,440		1,988,538
Excess of investment cost over book value, net		1,993,103		—		—		—		1,993,103

Total assets		14,842,987		4,213,717		2,162,015		(6,217,117)		15,001,602

Current liabilities:
Notes payable and notes payable to suppliers	Ps.	158,586	Ps.	-	Ps.	88,261	Ps.	-	Ps.	246,847
Trade accounts payable		170,716		367,740		88,403		(45,568)		581,291
Related parties		—		—		2,052,599		(1,882,934)		169,665
Taxes and other payable		149,641		742,781		279,165		(312,244)		859,343
Income tax		41,187		8,444		10,794		—		60,425

Total current liabilities		520,130		1,118,965		2,519,222		(2,240,746)		1,917,571
Long-term debt		4,028,271		—		—		—		4,028,271
Notes payable to suppliers		54,632		3,230		—		—		57,862

Total liabilities		4,603,033		1,122,195		2,519,222		(2,240,746)		6,003,704

Commitments and contingencies		—		—		—		—		—

Stockholders’ equity:
Capital contributions		16,000,535		6,481,878		2,510,290		(8,969,665)		16,023,038
Earned capital		(5,760,581)		(3,390,356)		(2,867,497)		4,861,077		(7,157,357)
Minority interest		—		—		—		132,217		132,217

Total stockholders’ equity		10,329,954		3,091,522		(357,207)		(3,976,371)		8,997,898

Total liabilities and stockholders’ equity		14,842,987		4,213,717		2,162,015		(6,217,117)		15,001,602

Total stockholders’ equity under Mexican GAAP		10,329,954		3,091,522		(357,207)		(3,976,371)		8,997,898
Pre-operating costs		—		—		(82,998)		—		(82,998)
Derivative financial instruments		(194,357)		—		—		—		(194,357)
Gain from exchange of non-monetary assets		—		—		(347,916)		—		(347,916)
Gain on the sale lease-back transaction		(151,741)		(119,602)		(4,665)		—		(276,008)
Capitalized interest		97,115		—		—		—		97,115
Amortization of goodwill		2,102		—		—		—		2,102
Minority interest		—		—		—		(125,957)		(125,957)
Provision for consolidation of facilities		20,866		—		—		—		20,866

Total stockholders’ equity under U.S. GAAP	Ps.	10,013,939	Ps.	2,971,920	(Ps.	792,786)	(Ps.	4,102,328)	Ps.	8,090,745

GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S.A. de C.V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2001

			Combined		Combined
	Parent		guarantor		non-guarantor
	company		subsidiaries		subsidiaries		Eliminations		Consolidated

Total revenues	Ps.	1,039,714	Ps.	9,242,907	Ps.	1,399,396	(Ps.	5,088,735)	Ps.	6,647,282
Total cost of sales		80,402		3,973,593		459,944		(2,553,534)		1,960,405

Gross profit		1,013,312		5,269,314		939,452		(2,535,201)		4,686,877
Operating expenses		(38,564)		4,104,387		516,265		(2,560,709)		2,021,379
Depreciation and amortization		1,299,527		1,285,622		138,488		(8,534)		2,715,103

Operating (loss) profit		(247,651)		(120,695)		284,699		34,042		(49,605)

Integral financing results:
Interest (income) expense, net		206,471		(77,900)		275,343		3,978		407,892
Foreign exchange (gain) loss, net		(78,112)		(19,045)		(4,097)		2		(101,252)
(Gain) loss from monetary position		(126,843)		52,477		(96,100)		(3,969)		(174,435)

		1,516		(44,468)		175,146		11		132,205

Equity participation in net (gain) loss of associated companies		(3,696)		(16,134)		—		12,941		(6,889)
Provision for assets tax		62,124		91,982		7,494		(6,851)		154,749
Cumulative effect of the adoption of the new accounting principle		6,847		—		—		—		6,847
Minority interest		201		—		—		(22,075)		(21,874)

Net loss for the year		(314,643)		(152,075)		102,059		50,016		(314,643)

Net loss for the year under Mexican GAAP		(314,643)		(152,075)		102,059		50,016		(314,643)
Gain from the exchange of non-monetary assets		—		—		(122,708)		—		(122,708)
Gain on the sale lease-back transaction		(151,741)		(119,603)		(4,664)		—		(276,008)
Capitalized interest		97,115		—		—		—		97,115
Amortization of goodwill		2,102		—		—		—		2,102
Minority interest		—		—		—		6,258		6,258
Effects of inflation on US GAAP adjustments		304		—		—		—		304

Net (loss) profit for the year under US GAAP	(Ps.	366,863)	(Ps.	271,678)	(Ps.	25,313)	Ps.	56,274	(Ps.	607,580)

GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S.A. de C.V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

			Combined		Combined
	Parent		guarantor		non-guarantor
	company		subsidiaries		subsidiaries		Eliminations		Consolidated

Operating activities:
Net (loss) profit for the year	(Ps.	366,863)	(Ps.	271,678)	(Ps.	25,313)	Ps.	56,274	(Ps.	607,580)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization		1,297,424		1,285,622		115,968		(8,534)		2,690,480
Equity in net loss (earnings) of associated companies and net gain on sale of equity investments		(6,890)		—		—		—		(6,890)
Gain on the sale of the towers		(27,174)		(21,418)		(835)		—		(49,427)
Increase in allowance for doubtful accounts		—		114,613		—		—		114,613
Increase in allowance for obsolete and slow-moving inventories		—		69,777		—		—		69,777
Minority interest		(202)		—		—		(27,930)		(28,132)
Gain on net monetary position and foreign exchange losses		(198,413)		33,432		(100,197)		(10,813)		(275,991)
Changes in operating assets and liabilities:
Accounts receivable		(108,121)		(32,846)		43,844		748		(96,375)
Inventories		797		(26,993)		(18,025)		(904)		(45,125)
Trade accounts payable and related parties		642,836		(243,425)		(308,066)		(11,983)		79,362
Taxes and other payable		31,650		(255,615)		69,746		(71,905)		(226,124)
Income Tax		41,187		8,437		(2,488)		(25,262)		21,874
Other		54,632		(354)		(29)		(66,230)		(11,981)

Net cash provided by (used in) operating activities		1,360,863		659,552		(225,395)		(166,539)		1,628,481

Investing activities:
Purchase of property and equipment, net		(1,404,085)		70,394		(466,435)		105,901		(1,694,225)
Proceeds from the sale of the towers		208,326		164,204		6,403		—		378,933
Investment in associated companies, net of cash acquired		(519,350)		—		—		—		(519,350)
Purchase of other assets		(720,186)		(903,589)		(491,237)		1,249,113		(865,899)

Net cash (used in) provided by investing activities		(2,435,295)		(668,991)		(951,269)		1,355,014		(2,700,541)

Financing activities:
Payments of notes payable and long-term debt		(25,393)		—		—		—		(25,393)
Capital stock increases and contributions for future capital stock increases		944,392		—		1,171,899		(1,171,899)		944,392

Net cash provided by (used in) financing activities		918,999		—		1,171,899		(1,171,899)		918,999

Translation and inflation effects in cash		(12,702)		(226)		(95)		(16,576)		(29,599)
Net decrease in cash		(168,135)		(9,665)		(4,860)		—		(182,660)
Cash at beginning of year		301,392		5,398		2,228		—		309,018

Cash at the end of year	Ps.	133,257	(Ps.	4,267)	(Ps.	2,632)	Ps.	—	Ps.	126,358

GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S.A. de C.V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2000

			Combined		Combined
	Parent		guarantor		non-guarantor
	company		subsidiaries		subsidiaries		Eliminations		Consolidated

Total revenues	Ps.	1,079,796	Ps.	8,380,564	Ps.	796,955	(Ps.	4,201,011)	Ps.	6,056,304
Total cost of sales		67,640		3,588,505		416,415		(2,148,697)		1,923,863

Gross profit		1,012,156		4,792,059		380,540		(2,052,314)		4,132,441
Operating expenses		62,516		3,647,113		352,694		(2,035,473)		2,026,850
Depreciation and amortization		1,363,509		1,049,236		112,111		(8,181)		2,516,675

Operating (loss) profit		(413,869)		95,710		(84,265)		(8,660)		(411,084)

Integral financing result:
Interest expense (income), net		292,535		(76,553)		322,868		(3)		538,847
Foreign exchange loss (gain), net		13,716		6,272		693		—		20,681
(Gain) loss from monetary position		(342,730)		102,810		(173,527)		17,725		(395,722)

		(36,479)		32,529		150,034		17,722		163,806

Equity participation in net (gain) loss of associated companies		307,323		(68,515)		—		(241,427)		(2,619)
Provision for assets tax		26,035		125,067		14,144		—		165,246
Minority interest		—		—		—		(17,399)		(17,399)
Profit from discontinued operations		—		—		—		(9,370)		(9,370)

Net loss for the year		(710,748)		6,629		(248,443)		241,814		(710,748)

Net loss for the year under Mexican GAAP		(710,748)		6,629		(248,443)		241,814		(710,748)
Derivative financial statements		6,496		—		—		—		6,496
Effects of inflation on US GAAP adjustments		(267)		—		—		—		(267)

Net (loss) profit for the year under US GAAP	(Ps.	704,519)	Ps.	6,629	(Ps.	248,443)	Ps.	241,814	(Ps.	704,519)

GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S.A. de C.V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2000

			Combined		Combined
	Parent		guarantor		non-guarantor
	company		subsidiaries		subsidiaries		Eliminations		Consolidated

Operating activities:
Net (loss) profit for the year	(Ps.	704,519)	Ps.	6,629	(Ps.	248,443)	Ps.	241,814	(Ps.	704,519)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization		1,363,509		1,049,236		112,111		(8,182)		2,516,674
Equity in net loss (earnings) of associated companies and net gain on sale of equity investments		307,324		—		—		(309,943)		(2,619)
Increase in allowance for doubtful accounts		—		99,919		—		—		99,919
Increase in allowance for obsolete and slow-moving inventories		—		44,825		—		—		44,825
Minority interest		—		—		—		(17,399)		(17,399)
Gain on net monetary position and foreign exchange losses		(328,747)		109,082		(172,833)		17,724		(374,774)
Changes in operating assets and liabilities:
Accounts receivable		—		(55,830)		(654)		212,375		155,891
Inventories		(1,937)		(88,533)		(4,522)		8,196		(86,796)
Trade accounts payable and related parties		873,929		(531,306)		410,050		(929,796)		(177,123)
Taxes and other payable		(130,988)		455,801		42,759		(236,208)		131,364
Income Tax		(1,541)		(109)		12,831		27,050		38,231
Other		—		805		(41)		—		764

Net cash provided by (used in) operating activities		1,377,030		1,090,519		151,258		(994,369)		1,624,438

Investing activities:
Purchase of property and equipment, net		(1,768,571)		55,336		(114,122)		(345,833)		(2,173,190)
Investment in associated companies, net cash acquired		(203,277)		47,647		—		227,782		72,152
Purchase of other assets		126,383		(1,060,630)		(50,154)		864,282		(120,119)

Net cash (used in) provided by investing activities		(1,845,465)		(957,647)		(164,276)		746,231		(2,221,157)

Financing activities:
Proceeds from notes payable and long-term debt		133,874		—		—		(6,621)		127,253
Payments of notes payable and long-term debt		(786,209)		—		—		—		(786,209)
Contributions for future capital Stock increases		1,376,381		(202,289)		15,083		187,206		1,376,381

Net cash provided by (used in) financing activities		724,046		(202,289)		15,083		180,585		717,425

Translation and inflation effects in cash		(6,269)		(10,242)		(24)		(9,248)		(25,783)
Net increase (decrease) in cash		249,342		(79,659)		2,041		(76,801)		94,923
Cash at beginning of year		52,050		85,057		187		76,801		214,095

Cash at the end of year	Ps.	301,392	Ps.	5,398	Ps.	2,228	Ps	—	Ps.	309,018

GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S.A. de C.V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 24 – Subsequent Events:

Debt restructuring efforts

     A summary of subsequent events relating to the Company’s debt restructuring efforts are as follows:

     a.     Technical defaults on amended restated syndicated loan

     On March 27, 2003, the Company announced that it received notification from lenders of the occurrence of two technical defaults under the U.S.$265,622 Amended and Restated Syndicated Loan Agreement dated as of March 29, 2001 (the Credit Agreement). The underlying defaults are due to the failure to obtain the consent of the lenders prior to the closing and opening of certain bank accounts and the failure to effect the registration of a mortgage on certain newly acquired assets within the time period specified in the Credit Agreement. The Company effected the registration of the mortgage and requested, but has not yet received, the consent of the lenders with respect to the bank accounts.

     b.     Amendment and waiver under the Credit Agreement

     On April 28, 2003, as part of its debt restructuring effort, the Company received a temporary Amendment and Waiver (the Amendment) of the Debt/EBITDA leverage ratio and certain other provisions and technical defaults under the Credit Agreement. The Amendment was scheduled to expire on May 22, 2003 and at its expiration date the Amendment was extended to June 13, 2003 and further extended to June 26, 2003. The Amendment expired on June 26, 2003, and as a result, the Company is in default of a financial leverage covenant under the Credit Agreements that constitutes an event of default under that loan. Accordingly, the lenders under the Credit Agreement have the right to declare the indebtedness under their loan immediately due and payable. If the lenders under the Credit Agreement accelerate loan payment, default would occur under the indenture governing the Notes due 2004, which would permit the holders of the Notes due 2004 to accelerate the Company’s repayment obligations. If the lenders of Credit Agreement and/or the holders of the Senior Notes due 2004 accelerate their loan payments, default would occur under the indenture governing the Senior Notes due 2006 of New Iusacell for U.S.$350,000 (the Notes due 2006).

     c.     Extinguishment of Santander refinanced credit facility

     On May 29, 2003, the Company reached an agreement with Santander to repay the remaining balance of U.S.$3,000 under a refinanced credit facility. Under this agreement, the Company and Santander agreed to settle the remaining amount for U.S.$1,500. The Company recognized the difference as an early extinguishment of debt under Mexican GAAP and therefore, recognize this amount as an extraordinary gain in 2003.

     d.     New Iusacell suspension of interest payment on Senior Notes due 2006

     On June 2, 2003, New Iusacell announced that it determined that pending an agreement with its lenders on a restructuring plan, it would suspended the payment of U.S.$24,938 interest payment due June 1, 2003 on the Notes due 2006. New Iusacell has a thirty-day cure period to make the interest payment, before an event of default would occur. If the interest payment is not made within the thirty-day period an event of default would occur under the indenture governing the bonds, and the bondholders would have the right to declare those notes immediately due and payable. The right of such holders to accelerate New Iusacell’s repayment obligations will cause an event of default under the terms of the Credit Agreement and under the indentures governing the Notes due 2004, which would permit the lenders and the holders of the notes to declare their indebtedness immediately due and payable.

     e.     Principal shareholders of New Iusacell acceptance of tender offer to sell controlling interest

     On June 13, 2003, New Iusacell announced that its two largest shareholders, Verizon and Vodafone, agreed to tender all of their shares, representing approximately 73.90% of New Iusacell’s outstanding shares, in a public

GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S.A. de C.V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

tender offer to be commenced in Mexico and the United States of America by Movil Access, S.A. de C.V., a Mexican telecommunications service provider. Once the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) approves the tender offer and Verizon and Vodafone tender all of their shares, Verizon and Vodafone will lose the ability to manage New Iusacell and the Company. Verizon and Vodafone will no longer be in a position to determine New Iusacell’s policies and strategies, provide personnel to New Iusacell on a secondment or consulting basis, manage New Iusacell’s operations or provide the technical support, as well as operating synergies that New Iusacell has historically relied on.

     Under the indentures governing the Notes due 2004, this constitutes a change of control under which the bondholders have the right to require the Company, to repurchase such bondholders’ notes. This also constitutes a change of control and would constitute an event of default under the Credit Agreement so the lenders under the Credit Agreement would have the right to declare all amounts outstanding under the Credit Agreement immediately due and payable.

     The Company continues to evaluate with the assistance of an external financial advisor the alternatives for restructuring its debt. The Company’s ability to operate as a going concern is dependent upon its ability to successfully negotiate with its bank syndicate and note holders to preclude acceleration. However, although no assurances can be given, the Company remains confident that it will be able to continue operating as a going concern.

     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business, and as such do not include any adjustments that might result from the outcome of these uncertainties.

10% excise tax on telecommunications services

     On June 6, 2003, the Company was officially notified that by disposition of the appeal filed by the Mexican government, Mexico’s Supreme Court affirmed the ruling by a federal district court in favor of the Company in their injunction filed against the special telecommunications tax enacted by the Mexican Congress on January 1, 2002 (Note 13g.).

GRUPO IUSACELL CELULAR

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
Years Ended 2000, 2001 and 2002
(Amounts expressed in Thousands of Mexican Pesos (Ps.)
with Purchasing Power as of December 31, 2002)

	Balance at		Charged to		Charged to				Balance at
	beginning		costs and		other				end of
	of period		expenses		accounts		Deductions		period

Allowance for obsolete and slow-moving inventories
2000	Ps.	9,430	Ps.	45,291	Ps.	0	Ps.	466	Ps.	54,255
2001		54,255		69,777		0		6,962		117,070
2002		117,070		11,213		0		25,045		103,238
Allowance for doubtful accounts
2000	Ps.	179,491	Ps.	99,920	Ps.	0	Ps.	45,089	Ps.	234,322
2001		234,322		114,614		0		126,022		222,914
2002		222,914		61,336		0		190,647		93,603

S-II

EXHIBIT INDEX

Exhibit
No.	Exhibit

1.1	By-laws (estatutos) of Grupo Iusacell Celular, S.A. de C.V. effective April 4, 2001 (incorporated by reference to Exhibit 1 to Iusacell Celular’s Annual Report on Form 20-F for fiscal year 2000 – File No. 033-79254).

2.1	Shareholders Agreement dated as of March 30, 2001 by and among Iusacell, Bell Atlantic Latin America Holdings, Inc., Bell Atlantic International, Inc., Bell Atlantic New Zealand Holdings, Inc. and Vodafone Americas B.V. (incorporated herein by reference to Exhibit 2(a) to Iusacell’s Annual Report on Form 20-F for fiscal year 2000 — File No. 001-14938).

2.2	Indenture dated as of July 25, 1997 among Grupo Iusacell Celular, S.A. de C.V., certain subsidiaries of Iusacell Celular, S.A. de C.V. and First Union National Bank, as trustee (incorporated herein by reference to Exhibit 4.1 to the Registration Statement F-4 — Registration Number 333-37431).

4.1	Agreement for Equipment, Furnish and Installation for Iusacell’s Cellular Network, dated as of December 10, 1997, among Grupo Iusacell Celular, S.A. de C.V., Lucent Technologies World Services, Inc. and Lucent Technologies de México, S.A. de C.V. (incorporated herein by reference to Exhibit A to Iusacell Celular’s Annual Report on Form 20-F for fiscal year 1997).

4.2	Amended and Restated Credit Agreement, dated as of July 25, 1997, as amended and restated as of March 29, 2001 among Grupo Iusacell Celular, S.A. de C.V. and JP Morgan, as sole Bookrunner and Lead Arranger, and The Chase Manhattan Bank, as Administrative Agent and Collateral Agent, BNP Paribas, Citibank N.A., The Toronto-Dominion Bank and BBVA Bancomer S.A., as Arrangers (incorporated herein by reference to Exhibit 4(b) to Iusacell’s Annual Report on Form 20-F for fiscal year 2000 — File No. 001-14938).

4.3	Amended and Restated Master Lease Agreement (English version), dated as of May 16, 2002, among MATC Celular, S. de R.L. de C.V., Grupo Iusacell Celular, S.A. de C.V. and Iusacell Arrendadora, S.A. de C.V. (incorporated herein by reference to Exhibit 4.3 to Iusacell’s Annual Report on Form 20-F for fiscal year 2002 — File No. 001-14938).

4.4	Amended and Restated Master Lease Agreement (English version), dated as of May 16, 2002, between MATC Celular, S. de R.L. de C.V. and Grupo Iusacell Celular, S.A. de C.V., for and on behalf of itself and its affiliates (incorporated herein by reference to Exhibit 4.4 to Iusacell’s Annual Report on Form 20-F for fiscal year 2002 — File No. 001-14938).

4.5	Amended and Restated Build-to-Suit and Site Development Agreement, dated as of May 16, 2002, between MATC Celular, S. de R.L. de C.V. and Grupo Iusacell Celular, S.A. de C.V., for and on behalf of itself and its affiliates (incorporated herein by reference to Exhibit 4.5 to Iusacell’s Annual Report on Form 20-F for fiscal year 2002 — File No. 001-14938).

4.6	First Amendment and Waiver, dated as of December 7, 2001, to the Amended and Restated Credit Agreement, dated as of July 25, 1997, as amended and restated as of March 29, 2001 among Grupo Iusacell Celular, S.A. de C.V., the lenders party thereto, and JP Morgan Chase Bank as Administrative Agent and Collateral Agent (incorporated herein by reference to Exhibit 4.3 of Iusacell’s Annual Report on Form 20-F for fiscal year 2001 — File No. 001-14938).

Exhibit
No.	Exhibit

4.7	Second Amendment and Waiver, dated as of April 28, 2003, to the Amended and Restated Credit Agreement, dated as of July 25, 1997, as amended and restated as of March 29, 2001 among Grupo Iusacell Celular, S.A. de C.V., the lenders party thereto, and JP Morgan Chase Bank as Administrative Agent and Collateral Agent (incorporated herein by reference to Exhibit 4.7 of Iusacell’s Annual Report on Form 20-F for fiscal year 2002 — File No. 001-14938).

4.8	First Amendment to the Second Amendment and Waiver, dated as of April 28, 2003, to the Amended and Restated Credit Agreement, dated as of July 25, 1997, as amended and restated as of March 29, 2001 among Grupo Iusacell Celular, S.A. de C.V., the lenders party thereto, and JP Morgan Chase Bank as Administrative Agent and Collateral Agent (incorporated herein by reference to Exhibit 4.8 of Iusacell’s Annual Report on Form 20-F for fiscal year 2002 — File No. 001-14938).

4.9	Second Amendment, dated as of June 10, 2003, to the Second Amendment and Waiver dated as of April 28, 2003, to the Amended and Restated Credit Agreement, dated as of July 25, 1997, as amended and restated as of March 29, 2001 among Grupo Iusacell Celular, S.A. de C.V., the lenders party thereto, and JP Morgan Chase Bank as Administrative Agent and Collateral Agent (incorporated herein by reference to Exhibit 4.8 of Iusacell’s Annual Report on Form 20-F for fiscal year 2002 — File No. 001-14938).

7.1*	Computation of ratio of earnings to fixed charges.

8.1*	List of subsidiaries.

12.1*	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (by the equivalent of Chief Executive Officer).

12.2*	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (by the equivalent of Chief Financial Officer).

*	Filed herewith.