Form 20-F
period 2003-12-31
GRUPO IUSACELL CELULAR SA DE CV
filed 2004-06-30
CIK 923713

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from to

COMMISSION FILE NUMBER 033-79254

Grupo Iusacell Celular, S.A. de C.V.

(Exact name of Registrant as specified in its charter)

Iusacell Cellular Group
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Montes Urales 460
Colonia Lomas de Chapultepec
Delegacion Miguel Hidalgo
11000 Mexico, D.F.
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

Shares of common stock	75,098 shares

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [   ]

     Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [   ] Item 18 [X]

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

     Factors described in this Annual Report under Item 3, “Key Information—Risk Factors,” could cause actual results to differ materially from such forward-looking statements.

*   *   *

     “Iusacell Celular” means Grupo Iusacell Celular, S.A. de C.V. This company was formerly known as Grupo Iusacell, S.A. de C.V. Unless the context otherwise requires, “we”, “our” or “us” refers to Iusacell Celular and its subsidiaries.

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

     On July 29, 2003, MovilAccess, S.A. de C.V. (“MovilAccess”), a Mexican telecommunications company subsidiary of Biper, S.A. de C.V. (“Biper”), a paging company, acquired through a tender offer in Mexico and the United States 74.6% of Iusacell’s capital, and became Iusacell’s principal shareholder. Biper, MovilAccess, Unefon S.A. de C.V., a fixed and mobile telephony company, Grupo Elektra S.A. de C.V., an electronic appliance retailer, and TV Azteca S.A. de C.V., a Mexican television network, are all part of a group of companies controlled, directly or indirectly, by Mr. Ricardo B. Salinas Pliego.

     The term “Verizon” in this Annual Report refers to Verizon Communications Inc. or its subsidiaries, and to Bell Atlantic Corporation (in connection with events prior June 2000, when Verizon was formed), as the context requires. The term “Vodafone” in this Annual Report refers to Vodafone Group Plc or its subsidiaries, as the context requires.

     Postpaid figures in this Annual Report include public and rural telephony, unless otherwise indicated.

     Iusacell Celular has publicly-traded debt securities. Iusacell Celular does not have any publicly–traded equity securities.

     Unless otherwise specified, all references to “U.S. dollars”, “U.S. Dollars”, “dollars”, “U.S.$” or “$” are to United States dollars, and references to “Ps.” and “pesos” are to Mexican pesos. We publish our financial statements in pesos that are adjusted to reflect changes in purchasing power due to inflation. Thus, unless otherwise specified, our financial data is presented in constant pesos with purchasing power as of December 31, 2003. Actual amounts may vary from amounts presented in this Annual Report due to rounding.

     We will provide without charge to each person to whom this Annual Report is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference into this Annual Report (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Written requests for such copies should be directed to Grupo Iusacell Celular, S.A. de C.V., Montes Urales 460, Colonia Lomas de Chapultepec, 11000 Mexico, D.F., Attention: Jose Luis Riera Kinkel, Chief Financial Officer. E-mail requests may be directed to investor.relations@iusacell.com.mx. Telephone requests may be directed to 011-52-55-5109-5927.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     A. DIRECTORS AND SENIOR MANAGEMENT

     Not applicable.

     B. ADVISERS

     Not applicable.

     C. AUDITORS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     A. OFFER STATISTICS

     Not applicable.

     B. METHOD AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

          A. SELECTED FINANCIAL DATA

     The following tables present selected consolidated financial data of Iusacell Celular and its consolidated subsidiaries. We have derived this data from the audited consolidated financial statements of Iusacell Celular as of and for each of the years ended December 31, 2003, 2002, 2001, 2000 and 1999. The financial information presented for fiscal years ended December 31, 2003, 2002 and 2001 was derived from our audited consolidated financial statements, which we refer to as the Consolidated Financial Statements, appearing elsewhere in this Annual Report, and you should read this information in conjunction with the Consolidated Financial Statements.

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

     Throughout the periods presented in this Annual Report, Bulletin B-10 has required Iusacell Celular to restate non-monetary assets using the National Consumer Price Index (Indice Nacional de Precios al Consumidor), also referred to as the INPC. Throughout the periods presented in this Annual Report, Bulletin B-10 has also required Iusacell Celular to restate the components of shareholders’ equity using the INPC and to record gains or losses in purchasing power from holding monetary liabilities or assets.

     In addition, Bulletin B-10 requires restatement of all financial statements to constant pesos as of the date of the most recent balance sheet presented. Accordingly, we have restated all data in the Consolidated Financial Statements and in the selected financial data set forth below in constant pesos with purchasing power as of December 31, 2003.

     Note 18 to the Consolidated Financial Statements presents the principal differences, other than inflation accounting, between Mexican GAAP and U.S. GAAP applicable to us and contains a reconciliation of Iusacell Celular’s net profit (loss) and stockholders’ equity to U.S. GAAP. We have not reversed the effect of these inflation accounting principles discussed above in the reconciliation of Iusacell Celular’s net profit (loss) and stockholders’ equity to U.S. GAAP.

     We have never paid dividends, nor do we contemplate paying dividends in the foreseeable future. Accordingly, we have not included in these tables a line item for dividends declared per share. We have made distributions to Iusacell in the form of loans from time to time for the purpose of payment of debt obligations.

	As of and for the Year Ended December 31,
	1999	2000	2001	2002	2003	2003
	(Thousands of constant pesos as of December 31, 2003,					(Thousands of
	except operating data)(1)					U.S. dollars,
						except operating
						data)(2)
Income Statement Data:
Mexican GAAP:
Revenues:
Services	4,710,509	5,716,253	6,244,566	5,188,345	4,217,280	375,136
Telephone equipment sales and other	546,304	581,092	667,278	615,439	545,897	48,559

Total revenues	5,256,813	6,297,345	6,911,844	5,803,784	4,763,177	423,695
Cost of sales:
Cost of services	1,342,994	1,609,168	1,622,879	1,611,219	1,530,784	136,166
Cost of telephone equipment sales and other(3)	336,927	391,264	415,550	507,241	899,616	80,023

Total cost of sales	1,679,921	2,000,432	2,038,429	2,118,460	2,430,400	216,189
Gross profit	3,576,892	4,296,913	4,873,415	3,685,324	2,332,777	207,506
Operating expenses	1,805,978	2,107,519	2,440,218	1,854,574	1,872,774	166,587
Depreciation and amortization(3)	1,780,792	2,616,839	2,823,164	2,206,050	1,953,687	173,785
Other operating income	—	—	338,388	95,257	85,984	7,648
Operating loss	(9,878)	(427,445)	(51,579)	(280,043)	(1,407,700)	(125,218)
Intangible assets’ write-off					(216,820)	(19,287)
Valuation of abandoned fixed assets					(404,700)	(35,999)
Other expense, net	(28,823)	—	—	—	(307,161)	(27,323)
Integral financing cost (gain):
Interest expense, net	335,951	560,293	424,126	399,966	359,615	31,989
Foreign exchange (gain) loss, net	(231,089)	21,504	(105,282)	527,331	386,835	34,408
Gain from monetary position	(826,573)	(411,472)	(181,376)	(229,414)	(165,633)	(14,733)

Total	(721,711)	170,325	137,468	697,883	580,817	51,664
Equity participation in net (loss) profit of associated companies	(59,525)	2,723	7,164	(10,129)	(17,544)	(1,561)
Income (loss) before assets tax, income tax, minority interest and extraordinary item	623,485	(595,047)	(181,883)	(988,055)	(2,934,742)	(261,052)
Provisions for:
Asset tax	165,838	171,823	160,908	116,051	103,854	9,238
Income tax	507,447	—	—	9,214	163,170	14,514

Total	673,285	171,823	160,908	125,265	267,024	23,752
Loss from continuing operations before minority interest and extraordinary item	(49,800)	(766,870)	(342,791)	(1,113,320)	(3,201,766)	(284,804)
Minority interest	22,421	18,091	22,745	10,149	17,964	1,598

Loss from continuing operations before extraordinary item	(27,379)	(748,779)	(320,046)	(1,103,171)	(3,183,802)	(283,206)
Extraordinary item(4)	507,449	—	—	—	15,517	1,380
Cumulative effect of the adoption of the new accounting pronouncement and change in accounting policy(3)	—	—	(7,120)	—	(159,015)	(14,144)
(Loss) gain from discontinued operations(5)	(1,921)	9,743	—	—	—	—

Net profit (loss)	478,149	(739,036)	(327,166)	(1,103,171)	(3,327,300)	(295,970)

	As of and for the Year Ended December 31,
	1999	2000	2001	2002	2003	2003
	(Thousands of constant pesos as of December 31, 2003,					(Thousands of
	except operating data)(1)					U.S. dollars,
						except operating
						data)(2)
U.S. GAAP:
Total revenues	5,256,813	6,297,344	6,405,970	5,318,804	4,471,006	397,706
Operating (loss) profit	(104,796)	(417,701)	(463,979)	(209,694)	(1,633,333)	(145,288)
Net (loss)	(359,249)	(732,559)	(631,762)	(934,411)	(3,093,398)	(275,164)
Balance Sheet Data:
Mexican GAAP:
Working capital	(657,622)	(1,535,001)	(310,813)	227,119	(4,578,654)	(407,281)
Property and equipment, net	8,465,490	9,074,855	9,738,040	8,893,303	6,906,450	614,344
Total assets	15,424,894	15,179,648	15,598,667	13,784,954	10,401,936	925,725
Total debt	5,740,919	4,742,756	4,309,531	4,641,739	4,667,429	415,178
Total stockholders’ equity	7,625,487	8,591,565	9,356,014	8,115,365	4,710,144	418,977
Capital stock	14,145,469	14,145,469	14,145,674	16,558,729	16,558,729	1,472,934
U.S. GAAP:
Working capital	(912,439)	(1,834,095)	(530,364)	62,705	(4,683,238)	416,584
Property and equipment, net	8,231,321	8,840,684	9,477,257	8,692,152	6,745,360	600,014
Total assets	15,970,952	15,710,459	16,255,618	14,834,288	11,587,711	1,030,752
Total debt	5,740,919	4,742,756	4,309,531	4,641,739	4,667,429	415,178
Minority interest	(30,911)	27,962	130,970	(7,013)	82,105	(7,303)
Total stockholders’ equity	7,566,123	8,266,800	8,412,757	7,681,827	4,588,429	408,151
Other Financial Data:
Mexican GAAP:
Capital expenditures(6)	2,139,666	2,223,520	1,811,827	600,401	191,000	16,990
Interest expense, net	335,951	560,293	424,126	399,966	359,615	31,989
Ratio of earnings to fixed charges(7)	2.59	—	—	—	—	—
Operating Data:
Covered POPs(8)	67,591,791	68,376,034	78,585,938	79,843,313	80,921,198	80,921,198
Subscribers(9)
Postpaid	352,289	442,594	403,988	351,782	314,493	314,493
Prepaid	970,509	1,238,625	1,450,709	1,692,511	930,738	930,738
Total subscribers	1,322,798	1,681,219	1,854,697	2,044,293	1,245,231	1,245,231
Gross subscriber additions	788,438	1,092,895	1,050,620	1,080,683	567,646	567,646
Average subscribers(10)	1,290,558	1,637,481	1,721,053	2,073,085	1,771,424	1,771,424
Average monthly postpaid churn(11)	2.96%	3.51%	3.77%	3.55%	3.25%	3.25%
Penetration(12)	1.96%	2.46%	2.36%	2.56%	1.54%	1.54%
Average monthly MOUs per subscriber(13)	85	78	84	63	74	74
Nominal average monthly mobile telephony revenue per subscriber (ARPU)(14)	311	267	267	190	190	16.89
Nominal cost to acquire a new subscriber(15)	3,277	3,270	2,677	2,419	3,004	267.21

(1)	In accordance with Mexican GAAP, financial data for all periods covered by the Consolidated Financial Statements, as well as the other financial data presented in this Annual Report, unless otherwise indicated, has been restated in constant pesos with purchasing power as of December 31, 2003. Restatement of peso amounts is made by multiplying the relevant nominal peso amount for the relevant period by the inflation index for the period from the end of the period to which such nominal peso amount relates through December 31, 2003. The inflation indices used in this Annual Report are 1.2503 for 1999, 1.1475 for 2000, 1.0991 for 2001 and 1.0398 for 2002 figures.

(2)	Peso amounts were converted to U.S. dollars at the noon buying rate reported by the Federal Reserve Bank of New York for December 31, 2003, which was Ps.11.242 per U.S.$1.00. Such conversions should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.

In determining the peso amounts of our U.S. dollar-denominated obligations at December 31, 2003 in the Consolidated Financial Statements under Mexican GAAP, however, we applied the exchange rate which was accessible to us, based on market quotes, on December 31, 2003, which was Ps.11.23 per U.S.$1.00. The difference between the noon buying rate reported by the Federal Reserve Bank of New York and the exchange rate which was accessible to us causes certain inconsistencies between references to U.S. dollar amounts in this Annual Report and the actual outstanding U.S. dollar amounts of our U.S. dollar-denominated obligations. For example, at December 31, 2003, our actual total debt outstanding, excluding trade notes payable, was U.S.$415.6 million. In preparing the Consolidated Financial Statements, we multiplied this dollar amount by Ps.11.23 (the exchange rate which was accessible to us at

December 31, 2003) to arrive at Ps.4,667.4 million of total debt, excluding trade notes payable. For purposes of this Annual Report, we have converted this peso amount to U.S. dollars for the convenience of the reader by dividing it by Ps.11.242 (the noon buying rate reported by the Federal Reserve Bank of New York at December 31, 2003) to arrive at U.S.$415.2 million of total debt, excluding trade notes payable.

As a result of the combined effect of the restatement of the financial data in constant pesos with purchasing power as of December 31, 2003 and the translation of peso amounts into U.S. dollars, the amounts shown for certain balance sheet items are not equal to the actual amounts outstanding.

(3)	Until September 30, 2003, we amortized the cost of handsets sold or given to our postpaid customers under exclusive service contracts on the basis of the term of such contracts to match costs with the timing of earned revenues. The average amortization period was twelve months.

On September 30, 2003, we changed this accounting policy. As a result, we now record the full cost of such handsets in our income statement under “cost of telephone equipment sales and other” at the moment the contract is signed. The cumulative effect of this change in our accounting policy resulted in a loss for the year 2003 of Ps.159.0 million. This amount represents the remaining balance of unamortized cost of handsets as of September 30, 2003 and is included under “cumulative effect of the adoption of new accounting pronouncement and change in accounting policy”, in our consolidated income statement for the year 2003.

(4)	For 1999, the extraordinary item represents the utilization of tax loss carryforwards available to us which, under Mexican GAAP, in effect at the time, was required to be classified as an extraordinary item. Under U.S. GAAP, the utilization of tax loss carryforwards is recorded as a component of tax expense.

On May 29, 2003 we reached an agreement with Santander Serfin, S.A. to repay the remaining balance of U.S.$3.0 million under a refinanced credit facility. Under this agreement, we and Santander agreed to settle the remaining amount for U.S.$1.5 million. We recognized the difference as an early extinguishment of debt under Mexican GAAP Bulletin C-9 and we recorded this amount as an extraordinary gain for the year ended December 31, 2003.

(5)	In December 1998, we discontinued the operations of our subsidiary Cellular Solutions de México, S.A. de C.V., which sold cellular handset accessories. This subsidiary transferred all of its existing inventories as of December 31, 1998 to another one of our subsidiaries and terminated all of its employees during January and February 1999. Under U.S. GAAP, the closing of this subsidiary does not constitute a discontinued operation under Accounting Principles Board Opinion (“APB Opinion”) No. 30. Accordingly, the gain (loss) from discontinued operations is recorded as operating income (expense).

(6)	Capital expenditures include fixed asset purchases, capitalized labor costs, the capitalization of interest costs related to long-term debt incurred in connection with the acquisition of property, plant and equipment, trade-in credits received from Lucent Technologies for exchanging our previous analog network for a digital and analog network supplied by Lucent Technologies and, in some cases, the net value of long distance fiber acquired in swaps for our long distance fiber. In 1999 and 2000, pursuant to a waiver from its bank lenders, and beginning in 2001, pursuant to the terms of its senior refinancing secured loan, Iusacell Celular excluded capitalized interest cost from capital expenditures in determining its compliance with capital expenditure limitations set forth in its debt covenants. Pursuant to waivers obtained from its lenders, Iusacell Celular excluded Lucent trade-in credits from capital expenditures in determining its compliance with the capital expenditures limitations set forth in its debt covenants. See Item 5, “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures.”

(7)	The ratio of earnings to fixed charges covers continuing operations. For this purpose, earnings are calculated as income or loss before taxes plus (i) integral financing cost, including amortization of capitalized interest, (ii) the interest portion of annual rent expense and (iii) losses from less than 50%-owned affiliates. Fixed charges include the expensed and capitalized portions of integral financing cost. Earnings were insufficient to cover fixed charges in 2000, 2001, 2002 and 2003. The fixed charge coverage deficiency for the years ended December 31, 2000, 2001, 2002 and 2003 amounted to Ps.509.8 million, Ps.84.9 million, Ps.1,464.0 million and Ps.3,389.6 million, respectively.

(8)	Covered POPs is the aggregate number of POPs in the geographic regions in which we have concessions for wireless services and whom we therefore have the potential to serve. POPs means points of presence, or population, for a given area based on census data published by Mexico’s National Institute of Statistics, Geography and Information Processing (Instituto Nacional de Estadística, Geografía e Informática).

(9)	Unless otherwise indicated, subscribers refers to the total number of mobile wireless customers included in our subscriber base in the geographic regions we cover at the end of the respective periods. A prepaid customer is included as a subscriber if, at the end of the period, such customer’s telephone number has not yet been deactivated. See Item 4, “Information on the Company — Business Overview — Mobile Wireless Services — Prepaid Customers.” Postpaid figures include public and rural telephony.

(10)	Average subscribers represents the rolling monthly average number of subscribers for the respective periods.

(11)	Average monthly postpaid churn for a given period is calculated by dividing the sum of all postpaid subscribers disconnected during such period by the sum of the beginning-of-month postpaid subscribers for each of the months in such period, expressed as a percentage. See Item 4, “Information on the Company — Business Overview — Mobile Wireless Services — Postpaid Customers” and Item 5, “Operating and Financial Review and Prospects — Results of Operations.”

(12)	Penetration represents the end-of-period subscribers divided by the end-of-period population in the geographic regions we cover, expressed as a percentage.

(13)	Effective January 1, 2000, we changed the methodology by which we determine average monthly minutes of use (MOUs). Under the current methodology, average monthly MOUs per subscriber for a given period are calculated by dividing total MOUs (which includes minutes of use from incoming calls to postpaid customers, which had previously been excluded) for the period by the sum of the monthly average number of subscribers for each of the months in such period. Average monthly MOUs for 1999, which were 77 under the methodology used in 1999, have been restated under the current methodology. See Item 5, “Operating and Financial Review and Prospects — Results of Operations.” When reporting average monthly MOUs per subscriber, we include “incoming calls only” prepaid subscribers and the MOUs they generate.

(14)	Effective January 1, 2000, we changed the methodology by which we determine nominal average monthly mobile telephony revenue per subscriber (ARPU). Under the current methodology, ARPU for a given period is calculated by dividing the sum of the nominal monthly revenues and other mobile telephony revenues (excluding revenues generated from the sale of handsets and accessories to postpaid customers) for each of the months in the period by the sum of the monthly average mobile telephony subscribers for each of the months in such period. ARPU for 1999, which was Ps.356.8 under the methodology used in 1999, has been restated under the current methodology. See Item 5, “Operating and Financial Review and Prospects — Results of Operations.” When reporting ARPU, we include “incoming calls only” prepaid subscribers and the revenue they generate.

(15)	Through December 31, 1999, nominal cost to acquire a new subscriber represented sales, marketing and advertising costs associated with postpaid plans, plus the costs of cellular phones we gave to postpaid customers, for the respective period (in nominal pesos) divided by the gross postpaid customer additions for such period. Effective January 1, 2000, we changed the methodology by which we determine nominal cost to acquire a new subscriber and more accurately reflect postpaid customer acquisition costs. The new methodology includes only handset subsidies and sales commissions and excludes allocations of advertising and overhead costs. Nominal cost to acquire a new subscriber for 1999, which was Ps.3,667.4 under the old methodology, has been restated under the new methodology.

     Exchange Rates

     Unless otherwise specified, this Annual Report contains translations of peso amounts into U.S. dollars solely for the convenience of the reader based on the exchange rate reported by the Federal Reserve Bank of New York as its noon buying rate for pesos, which we refer to as the Noon Buying Rate. At December 31, 2003, the Noon Buying Rate was Ps.11.242 per U.S.$1.00. These currency conversions should not be construed as representations that the peso amounts actually represent such dollar amounts. Additionally, these conversions should not be construed as representations that these peso amounts have been, could have been or could be converted into U.S. dollars at those or any other rates of exchange.

     The following table sets forth the high, low and average Noon Buying Rates expressed in nominal pesos per U.S. dollar for each of the years ended December 31, 1999, 2000, 2001, 2002 and 2003. The Noon Buying Rate on June 28, 2004 was Ps.11.4230 per U.S.$1.00.

	Noon Buying Rate(1)
Year ended December 31,	High	Low	Average(2)
1999	10.600	9.240	9.562
2000	10.087	9.183	9.459
2001	9.972	8.946	9.337
2002	10.425	9.000	9.664
2003	11.410	10.110	10.797

(1)	Source: Federal Reserve Bank of New York.

(2)	Average of month-end rates for annual data.

The following table sets forth the high and low Noon Buying Rates expressed in nominal pesos per U.S. dollar for each of the previous six months.

	Noon Buying Rate(1)
Month	High	Low
December 2003	11.41	11.17
January 2004	11.10	10.81
February 2004	11.25	10.91
March 2004	11.23	10.92
April 2004	11.44	11.16
May 2004	11.64	11.38

(1)	Source: Federal Reserve Bank of New York.

     B. CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

     C. REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

     D. RISK FACTORS

Risk Factors Relating to our Liquidity

There is substantial doubt as to our ability to continue as a going concern due to our high level of leverage and recurring losses

     In its Report of Independent Registered Public Accounting Firm dated March 26, 2004, PricewaterhouseCoopers, S.C. stated that we are highly leveraged and have suffered recurring losses from operations that raise substantial doubt as to our ability to continue as a going concern. As of December 31, 2003, our total consolidated indebtedness, including trade notes payable, was Ps.4,667.4 million, or approximately 49.4% of our total capitalization. For the years ended December 31, 2002 and December 31, 2003, our earnings were insufficient to cover our fixed charges by Ps.1,464.0 million and Ps.3,389.6 million, respectively. We are also currently in default under substantially all of our indebtedness for, among other things, failure to make principal and/or interest payments.

     We believe that if our financial situation does not improve, we will be unable to recommence the servicing of our debt and operate as a viable company. We may be forced to file for bankruptcy, liquidate or reorganize, which would materially adversely affect the value and market price of our equity and debt securities and the claims of our equity or debt holders, who could lose some or all of their investment. For a description of some of our obligations and liabilities, see Item 5, “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

     According to the Mexican Companies Law (Ley General de Sociedades Mercantiles), an interested party may file a claim for dissolution and force us into a liquidation process (Proceso de Concurso Mercantil) of our assets if during any fiscal year the accumulated losses exceed two-thirds of our contributed capital. In 2003, our accumulated losses exceeded two thirds of our contributed capital by Ps.102.9 million.

We are in default of our obligations under our senior notes and the senior refinancing secured loan, and our repayment obligations have been accelerated

     We did not make the July 15, 2003 U.S.$7.5 million interest payment due on our U.S.$150.0 million 10% senior notes due 2004, which we refer to as Iusacell Celular senior notes. In response to this nonpayment, on

September 11, 2003, holders representing over 50% of the senior notes notified us that they had elected to accelerate the principal payment of the notes. In addition, we failed to make the U.S.$265.6 million principal payment on the senior refinancing secured loan which was due on March 31, 2004 because of the automatic acceleration of the maturity date of the loan as a result of our failure to refinance the Iusacell Celular senior notes by such date.

     We do not have the cash resources to repay such amounts. Due to the depressed state of the value of telecommunication assets, it is doubtful that the value of our assets and the assets of our subsidiaries will be sufficient to satisfy the claims of our creditors. In addition, Iusacell and Iusacell’s principal shareholder are under no obligation to provide financial resources to us, and have not indicated that they are prepared to do so. Therefore, unless we can successfully restructure our consolidated debt, we believe that we will be unable to satisfy our obligations. As a result of the failure to pay all amounts due under our indebtedness, we may be forced to file for bankruptcy, liquidate or reorganize, which could materially adversely affect the value and market price of our equity and debt securities and the claims of our equity or debt holders, who could lose some or all of their investment.

If we are unable to restructure our indebtedness, we may also face a substantial risk of Mexican bankruptcy-related proceedings and the suspension or termination of all or a portion of our business under our concessions

     Since we and our parent company Iusacell defaulted on our respective debt obligations, some or all of our creditors have the option of taking legal action against us, including instituting bankruptcy proceedings in Mexico. Further, we may choose to institute a voluntary bankruptcy proceeding under Mexican law. If any such proceedings were to be instituted, we could not predict their duration or outcome. We are not aware of any regulated company of our size that has successfully completed a restructuring under the new Mexican bankruptcy law since it was passed in May 2000.

     The current Mexican bankruptcy law is based on the largely untested Bankruptcy Law (Ley de Concursos Mercantiles) enacted in May 2000 which provides for two different and separate proceedings: conciliation and bankruptcy. The conciliation phase lasts up to 185 days, absent protracted litigation. This initial term is subject to extension for two 90-day periods. The objective of the conciliation phase is to reach an agreement between the debtor and its creditors to restructure the indebtedness of the debtor. The bankruptcy phase does not have a specific term within which it must be concluded. We believe that these proceedings are likely to require significantly more time and be significantly more unpredictable than a reorganization or bankruptcy proceeding under U.S. bankruptcy laws. If we were to be declared subject to the Bankruptcy Law, the holders of our debt securities would have to file a claim in Spanish against our estate in a federal district court in Mexico City. Upon the court’s recognition of a holder of a Iusacell Celular senior note as a creditor of Iusacell, that holder’s claim would be unsecured and would rank equally with all other unsecured claims filed against our estate.

     A conciliation proceeding is likely to result in significant changes to our and our subsidiaries’ existing obligations, which could include the cancellation or rescheduling of all or part of those obligations. During any such proceeding, our operation of our business would be subject to the supervision of a bankruptcy trustee. Moreover, in the event of our bankruptcy, our operating concessions, which are critical to our business, may be subject to termination. See item 4, “Information on the Company—B. Business Overview—Concessions and Permits.” There can be no assurance that the holders of our debt securities would receive any meaningful recovery from a bankruptcy proceeding.

We may be unable to fund our capital expenditure programs which are critical for us to compete, or pursue business opportunities

     In order to implement our operating strategy and be able to compete in the Mexican market through 2006, we will have to incur significant capital expenditures. We expect our aggregate capital expenditures for 2004, 2005 and 2006, not including capitalized interest, to total approximately U.S.$252.8 million. We anticipate that approximately U.S.$90.2 million of such capital expenditures will need to be invested during 2004 to make additional investments in the central regions and expand the advance data network capabilities into other key cities, among other things. As we make additional investments in our mobile telephony network and pursue long distance and data transmission opportunities, we will also be likely to need additional external funding in 2005 and beyond. Furthermore, the investments required to keep pace with technological change, such as extended coverage on third-generation wireless telecommunication equipment, will require additional capital resources.

     Historically, our cash generated from operating activities has not been sufficient to meet our debt service, working capital and capital expenditure requirements. In the past, we have relied on the capital markets for new equity and debt financing, on vendor financing, and on borrowings and equity contributions from our shareholders to meet such funding needs. Given our current critical financial condition, it is highly unlikely that we will be able to obtain funding for these planned capital expenditures without first completing a successful restructuring of our existing indebtedness. In addition, Iusacell, our parent company, and Iusacell’s principal shareholder are under no obligation to provide financial resources to us, and have not indicated that they are prepared to do so.

     The failure to obtain funding for capital expenditures will materially adversely affect our ability to compete effectively against better capitalized competitors and to withstand downturns in our business or in the Mexican economy generally. Furthermore, this would limit our ability to pursue business opportunities that may be in our interest.

We may be unable to continue to sell towers to MATC Celular and use our assets as collateral for future indebtedness assumed by us

     In order to improve our short-term liquidity, since 2001 we have been selling towers to MATC Celular, S. de R.L. de C.V. (“MATC Celular”) and leasing back space to install our equipment. From 2001 to December 19, 2003, we sold 311 towers. In December 2003, we entered into a new series of agreements with MATC Celular that, among other things, gave MATC Celular the right to acquire up to 143 additional towers for up to U.S.$31.4 million. As of May 31, 2004, we had sold 69 of these towers. We cannot assure you that MATC Celular will exercise its right to purchase the additional towers not yet sold to them. As a result, we may be unable to make future sales of towers, thus restricting our ability to raise short-term liquidity.

     Certain holders of the Iusacell Celular senior notes initiated an action in a New York state court against us Among other things, such holders are seeking injunctive relief to bar Iusacell Celular from selling, transferring or otherwise encumbering its assets. If the Court grants such injunctive relief, we would not be able to sell additional towers to MATC or otherwise use our assets as collateral in future indebtedness assumed by us. See Item 8, “Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Iusacell Celular Senior Noteholders.”

Risk Factors Relating to Our Business

We face increasing competition which may reduce our operating margins

     Competition in the Mexican wireless industry is substantial. We face significant competition, mainly from Telcel, in our core mobile telephony services business in each region in which we operate. As a subsidiary of América Móvil, S.A. de C.V., a company spun off from Teléfonos de México, S.A. de C.V., the former state telephone monopoly known as Telmex, Telcel has significantly greater internal financial and operational resources than those available to us, nationwide cellular and PCS concessions, a nationwide cellular network and the ability to use Telmex’s installed telecommunications systems. We also face competition from Telefónica Móviles S.A. de C.V. (“Telefónica”) and Operadora Unefon, S.A. de C.V. (“Unefon”), one of our affiliates. Both these service providers own concessions in all nine wireless service regions in Mexico and have begun to provide service in Mexico’s principal cities. We also face increasing competition in certain cities from Nextel de México, S.A. de C.V., a provider of enhanced specialized mobile radio services. In long distance, we face increasing competition from nine other concession holders.

     In addition, the Mexican government may grant additional concessions to other companies to provide services similar to or the same as those that we provide.

     Competition may lead to increases in advertising and promotional spending, along with higher subsidies, increased demands on access to distribution channels and reduced prices per minute. These factors may lead to smaller operating margins, greater choices for customers and increasing movement of customers between competitors, which may make it difficult for us to retain customers or add new customers. Because of their resources and, in some cases, ownership by larger companies, some of our competitors are financially stronger than we are, which may enable them to offer services to customers at prices that are below the prices at which we can offer comparable services. If we cannot compete effectively based on the price of our service offerings, our revenues and growth may be adversely affected. In the past, competitive pressures have not always allowed us to implement price increases to keep pace with inflation and have occasionally caused us to implement price rollbacks and reductions.

The technology we use may be made obsolete by advancements in technology

     All companies in the global telecommunications industry must adapt to rapid and significant changes in technology. The technology that we have selected in our wireless business may rapidly become obsolete by market demand for new or improved digital technologies supporting wireless service or other services in the near future. Some of the most significant changes which the wireless communications industry is experiencing include:

•	evolving industry standards;

•	ongoing improvements in the capacity and quality of digital technology;

•	shorter development cycles for new products, enhancements and changes in end-user needs and preferences;

•	development of data and high bandwidth network capabilities;

•	migration to next-generation services; and

•	expanded availability and functionality of Wi-Fi services and other new wireless technologies.

     Alternative technologies may develop that may provide wireless communications service or alternative service superior to that available from us, or that enable voice communication over unregulated frequencies.

     Technological changes may require substantial new capital expenditures and/or require write-downs of obsolete technology. They may also materially adversely affect our operations and our competitive position to the extent we are not able to react quickly to these changes. See “—We may be unable to fund our capital expenditure programs which are critical for us to compete, or pursue business opportunities.”

If our wireless service offerings do not meet customer expectations, we could be limited in our ability to attract and retain customers

     Customer acceptance of the services we offer is and will continue to be affected by technology-based differences and by the operational performance, quality, reliability and coverage of our wireless networks. We may have difficulty attracting and retaining customers if we are unable to meet customer expectations for, or otherwise unable to resolve quality issues relating to, our wireless networks, billing systems, or customer care or if those issues limit our ability to expand our network capacity or subscriber base, or otherwise place us at a competitive disadvantage to other wireless service providers in our markets.

We rely on roaming arrangements with other carriers, which we may be unable to obtain or maintain in the future on terms that are acceptable to us

     Our customers automatically can access another provider’s analog cellular or digital system only if the other provider allows our customers to roam on its network. We rely on agreements to provide roaming capability to our customers in many areas outside our service area, within and outside Mexico, and to improve coverage within our network footprint.

     Some competitors may be able to obtain lower roaming rates than we do because they have larger call volumes or because of their affiliations with, or ownership of, wireless providers, or may be able to reduce roaming charges by providing service principally over their own network. In addition, the quality of service that a wireless provider delivers during a roaming call may be inferior to the quality of service we or our affiliates provide, and our customers may not be able to use some of the advanced features, such as voicemail notification, that the customers enjoy when making calls within our network.

     Our roaming partners may also migrate their current technology to a technology that is incompatible with ours. In such case, we would no longer be able to offer roaming services to our customers through such carriers. See "—The technology we use may be made obsolete by advancements in technology.”

Equipment failure, power outages, natural disasters, terrorist acts, or other breaches of network or information technology security may adversely affect our business

     A major equipment failure, power outage, natural disaster, terrorist act, or other breach of network or information technology security that affects our mobile telephony switching offices, information systems, microwave links, third-party owned local and long distance networks on which we rely, our cell sites or other equipment or the networks of other providers on which our subscribers roam could have a material adverse effect on our operations. While we have insurance coverage for some of these events, our inability to operate our wireless system or access our information systems even for a limited time period, or the loss of subscriber data, may result in a loss of subscribers or impair our ability to serve our subscribers or attract new subscribers, which would have a material adverse effect on our business, results of operations and financial condition.

A significant portion of our accounts receivable is represented by a small number of distributors.

     Our three largest distributors accounted for 60% and 52% of our net trade accounts receivable as of December 31, 2003 and 2002, respectively. We have established certain measures to reduce the risk associated with this concentration, such as certain guarantees and liens. Our results of operations could be materially adversely affected, at least in the short-term, if any payment defaults occur with respect to these distributors or if any of these distributors were to enter into bankruptcy or other reorganization proceedings or terminate their relationship with us.

Iusacell’s controlling stockholder is able to influence our business and affairs

     As of December 31, 2003, MovilAccess beneficially owned about 74.6% of the outstanding common stock of Iusacell, our parent company, and is Iusacell’s single largest stockholder. MovilAccess is controlled directly or indirectly by Ricardo B. Salinas Pliego, our Chairman of the Board of Directors and Executive Director, who also holds directly 4.6% of Iusacell’s outstanding common stock. As a result, Mr. Salinas Pliego controls our business, policies and affairs, including the election of at least the majority of our directors and all major corporate transactions and could cause or prevent a change of control. Mr. Salinas Pliego’s interests may not be fully aligned, and could conflict, with the interest of debtholders.

We have significant transactions with affiliates that create potential conflicts of interest

     We regularly engage in transactions with entities owned or controlled by the controlling shareholder of Iusacell, our parent company. These transactions include telemarketing and advertising campaigns, paging operations, sale and distribution of our products, operation of our customer sales and service centers, collections from customers and banking services. In particular, we have entered into an airtime exchange and roaming agreement with Unefon, a mobile telephony competitor. In addition, some of the members of our Board of Directors, as well as some of our executives, serve on the Boards of Directors of TV Azteca, Unefon, Biper, our paging competitor, and/or Elektra, a distributor of our products. In addition, some of our executives also hold offices in other companies controlled by Mr. Salinas Pliego. See Item 7, “Major Shareholders and Related Party Transactions—B. Related Party Transactions” and Item 6, “Directors, Senior Management and Employees—A. Directors and Senior Management.”

     Transactions with affiliates may create the potential for conflicts of interest. To guard against these potential conflicts of interest, Iusacell has established a Related Party Transactions Committee of its Board of Directors made up of independent Directors to provide an independent review of Iusacell’s and its subsidiaries’ (including us) transactions with affiliates to determine whether these transactions are related to our business and are consummated on terms that are at least as favorable to us as terms that would be obtainable in a similar transaction entered into on an arm’s-length basis with an unrelated third party. Nevertheless, conflicts of interest may arise and could have a negative effect on our results of operations and financial condition.

We have experienced significant turnover in our top management and our Board of Directors

     In recent years we have experienced significant turnover in our top management ranks. Frequent changes in our top management and Board of Directors negatively affect our ability to develop and implement successful business philosophies, strategies and policies. Most recently in July 2003, as a result of the acquisition of Iusacell by MovilAccess, our top management and Board of Directors were replaced wholesale, with the majority of new executives and directors coming from companies. This wholesale and immediate change has resulted in the substantial loss of the institutional memory that companies typically draw from in evaluating projects and opportunities and in developing business strategies and policies.

     Our new management has implemented substantial changes to our business operations and strategies. For example, we have changed our sales, marketing and distribution approach, including the format of our customer sales and service centers, in an effort to maximize synergies with other companies controlled by Mr. Salinas Pliego and control costs. See Item 4, “Information on the Company—B. Business Overview—Sales, Marketing and Distribution.” We have also revised our deactivation policy for prepaid customers, which resulted in the turnover of approximately 425,000 customers in the third quarter of 2003. See Item 4, “Information on the Company—B. Business Overview—Churn and Turnover—Prepaid Turnover.” Furthermore, we have reevaluated the feasibility of certain projects based on our current financial condition and have made corresponding accounting adjustments that could have a negative effect on our results of operations and financial condition. See Item 5, “Operating and Financial Review and Prospects—A. Operating Results—Recent Changes in Our Accounting Policies.” We cannot assure you that these changes will be successful.

We may be unable to hire or retain key personnel

     Our success depends in part upon our ability to hire and retain highly-skilled and qualified key personnel. The competition for highly-qualified management personnel in the telecommunications industry is intense. In addition, our critical financial condition makes it more difficult for us to attract such personnel. Accordingly, we cannot assure you that we will be able to hire and retain the key personnel necessary for our success.

We are subject to various litigations

     We are a defendant in certain litigations and legal proceedings involving claims for substantial amounts of money. We have made provisions for some of these contingencies. The ultimate resolutions of these actions could have a material adverse effect on our operations and financial condition. See Item 8, “Financial Information—Financial Statements—Legal Proceedings.”

Risk Factors Relating to Doing Business in Mexico

The Mexican government may impose additional conditions on our concessions or may take them away

     We provide our services pursuant to concessions granted by the Mexican government. Our activities are subject to significant government regulation and supervision. The concessions may be subject to additional conditions for renewal or may not be renewed when they expire. The conditions for renewal, however, are not fully defined. Our concessions may be revoked prior to the end on their respective terms if we fail to comply with specified obligations and conditions. The Mexican government also reserves the right to revoke, temporarily seize or expropriate concessions or assets related to a concession for reasons, among others, of public interest, such as war, national disaster or significant public disturbances. Moreover, the Mexican government may grant additional concessions to potential competitors to provide services similar to those that we provide. Any of these developments or other government action could reduce the value of our concessions and adversely affect our financial condition and results of operations. See Item 4, “Information on the Company — B. Business Overview — Concessions and Permits.”

The Mexican government may enact new laws or adopt new interpretations to existing laws that could negatively affect our operations and profitability

     The Mexican government may enact new laws or adopt new interpretations to existing laws that could negatively affect our operations and profitability. In particular, in the past the Mexican government has sought to impose a 10% excise tax on mobile telephony services. This tax has since been derogated. However, we cannot assure you that the Mexican government will not seek to enact new taxes. If such taxes are imposed, or any new laws are enacted or new interpretations to existing laws are adopted that result in increased costs, we may be unable to pass on such costs to our customers, or demand may decrease if we do pass on such costs.

Our financial statements may not give you the same information as financial statements prepared under U.S. generally accepted accounting principles

     We prepare our financial statements in accordance with Mexican GAAP. Mexican GAAP differs in certain significant respects from U.S. GAAP, including, but not limited to, the treatment of minority interest, purchase accounting, deferred income taxes, accounting for derivative financial instruments, gains from the exchange of non-monetary assets, the provisioning for the consolidation of facilities and sale-leaseback transactions. In particular, companies using Mexican GAAP must incorporate the effects of inflation directly in their accounting records and in published financial statements. The effects of inflation accounting under Mexican GAAP are not eliminated in the reconciliation to U.S. GAAP, as these inflation-adjusted figures are considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. For this and other reasons, the presentation of financial statements and reported earnings of Mexican companies may differ from that of companies in other countries. See Note 18 to our Consolidated Financial Statements.

The general political and economic conditions in Mexico may adversely affect our business, financial condition and results of operations

     We are a Mexican company, and most of our operations are in Mexico. As a result, our business, financial condition and results of operations may be significantly affected by the general condition of the Mexican economy, by a devaluation of the peso, by inflation and high interest rates in Mexico, or by political or economic developments in Mexico. The Mexican economy grew at an annual rate of only 0.9% in 2002 and 1.3% in 2003.

     The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and on us in particular, and on market conditions, prices and returns on Mexican securities, including our securities.

     In the past, Mexico has experienced economic crises, caused by internal and external factors, characterized by exchange rate instability, high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment. These economic conditions substantially reduced the purchasing power of the Mexican population and, as a result, the demand for mobile telephony services. Crises such as these could adversely affect our financial condition and results of operations and the market value of our securities.

If the Mexican government imposes exchange controls, we may not be able to purchase imported goods or make dividend, principal and interest payments in U.S. dollars

     In the past, the Mexican economy has experienced balance of payment deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert pesos to foreign currencies generally, and U.S. dollars in particular, it has done so in the past and could do so again in the future. We cannot assure you that the Mexican government will not institute a restrictive exchange control policy in the future. Any such restrictive exchange control policy could prevent or restrict access to U.S. dollars or other foreign currencies to purchase imported goods and to meet our U.S. dollar obligations, such as the payment of dividends or principal and interest under our debt securities.

Payment of judgments entered against us in Mexico will be in pesos, which may expose holders of our debt securities to exchange rate risk

     If a proceeding to enforce our obligations under any debt securities is brought in Mexico, Mexican law permits us to pay a resulting judgment in pesos. Under the Mexican Monetary Law, an obligation payable in Mexico in a currency other than pesos may be satisfied in pesos at the exchange rate in effect on the date when payment is made.

     If a Mexican court declares us to be in bankruptcy (concurso mercantil), our obligations under any debt securities:

•	would be converted into pesos at the exchange rate prevailing at the time of the court’s declaration of bankruptcy and then to Unidades de Inversión, which are denominated in pesos and adjusted periodically for inflation by the Bank of Mexico, and payment would occur at the time claims of the court-recognized creditors are satisfied subject to the priority established by law; and

•	would not be otherwise adjusted to take into account devaluation of the peso against the U.S. dollar occurring after the court’s declaration.

High inflation rates in Mexico may result in a decrease in demand for our services and may negatively affect our profit margin

     In recent years, Mexico has experienced high levels of inflation. The annual rate of inflation, as measured by the Mexican National Consumer Price Index, was 4.4%, 5.7% and 4.0% in 2001, 2002 and 2003, respectively, and was 1.6% for the three-month period ended March 31, 2004. High inflation rates may adversely affect demand for mobile telephony services. In addition, the overall state of the Mexican economy and competitive pressures may not allow us to increase our prices in line with the inflation rate, thus negatively affecting our profit margin.

Depreciation or devaluation of the peso relative to the U.S. dollar may adversely affect our financial condition and results of operations

     While our sales are almost entirely denominated in pesos, the vast majority of our obligations are denominated in U.S. dollars. As a result, we are exposed to the risk of devaluation of the peso relative to the U.S. dollar. The peso depreciated by 13.9% and 7.6% relative to the U.S. dollar during 2002 and 2003, respectively. In the past, the peso has depreciated substantially against the U.S. dollar and may depreciate significantly in the future.

     Declines in the value of the peso relative to the U.S. dollar could adversely affect our financial condition and results of operations and our ability to meet U.S. dollar-denominated obligations. In particular, a devaluation could affect our capacity for future investments because the prices for equipment are set in U.S. dollars. In addition, any devaluation of the peso may negatively affect the value of the securities of a Mexican company with sales in pesos and debt denominated in U.S. dollars, such as our company.

It may be difficult to enforce civil liabilities against us or our directors, officers and controlling persons

     We are organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States. In addition, a substantial portion of our assets and their assets are located in Mexico. As a result, it may be difficult for investors to effect service of process within the United States on such persons or to enforce judgments against them, including in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

ITEM 4. INFORMATION ON THE COMPANY

     A. HISTORY AND DEVELOPMENT OF THE COMPANY

     Grupo Iusacell Celular, S.A. de C.V., which was known as Grupo Iusacell, S.A. de C.V. until February 29, 2000, is a sociedad anónima de capital variable with indefinite life organized under the laws of Mexico on October 6, 1992. Grupo Iusacell, S.A. de C.V., which was known as Nuevo Grupo Iusacell, S.A. de C.V. until February 29, 2000, our holding company, is a sociedad anónima de capital variable with indefinite life organized under the laws of Mexico on August 6, 1998. We are the principal operating subsidiary of Iusacell.

     We market our products under the Iusacell™ brand name. We currently operate primarily in Mexico under Mexican legislation, including, among others, the 1995 Telecommunications Law (Ley Federal de Telecomunicaciones), and the Mexican Companies Law (Ley General de Sociedades Mercantiles). See “—B. Business Overview—Government Regulation” for a discussion of the principal regulations to which we are subject.

     We are primarily engaged in the wireless telecommunications business and hold concessions to operate cellular telephone systems in five contiguous market regions in central and southern Mexico, and to provide long distance service nationwide.

     On July 29, 2003, MovilAccess, a Mexican telecommunications service provider controlled by Mr. Salinas Pliego and a subsidiary of Biper, completed a public tender offer in Mexico and the United States, pursuant to which it acquired 74.6% of all outstanding capital stock of Iusacell. Verizon and Vodafone, the then principal shareholders of Iusacell, tendered all their shares.

     Over the last three fiscal years, excluding the effects of inflation accounting, capitalized interest and certain non-cash trade-in credits, we have invested approximately U.S.$273.4 million in capital expenditures, primarily for our cellular communications network, long distance network and billing, customer care and administrative systems. See Item 5, “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

     During the first quarter of 2004, we invested approximately U.S.$8.0 million in our cellular regions to expand our coverage. In 2004, we plan to invest a total of approximately U.S.$90.2 million in capital expenditures, not including capitalized interest, to increase the coverage and improve the quality of and enhance the features available through our cellular and long distance networks, and to improve our billing and customer care systems. All of this capital equipment will be deployed in Mexico. Our ability to carry out these capital expenditures depends on obtaining sufficient funds. It is unclear whether we will be able to obtain the required funds from operations and vendor and other financing. In particular, we cannot assure you that we will be able to complete a successful restructuring of our indebtedness. See Item 3, “Key Information—D. Risk Factors—Risk Factors Relating to our Liquidity—We may be unable to fund our capital expenditure programs which are critical for us to compete or pursue business opportunities” and Item 5, “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

     Our principal executive offices are located at Montes Urales 460, Colonia Lomas de Chapultepec, Delegacion Miguel Hidalgo, 11000, Mexico, D.F., which is also where we are domiciled. Our telephone number is (5255) 5109-4400. Our agent in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715. Our Internet website address is www.iusacell.com. The information on our website is not incorporated into this Annual Report.

     B. BUSINESS OVERVIEW

     We are a wireless telecommunications services provider in Mexico with nearly 1.2 million mobile wireless customers at December 31, 2003, approximately 74.7% of which are prepaid customers. We hold concessions in the 800 megahertz (MHz) band to provide cellular wireless services in five contiguous geographic regions comprising all of central and southern Mexico. Our service regions include Mexico City, one of the world’s most populous cities, and the cities of Guadalajara, León, Puebla, Cancún and Mérida, which when combined represent approximately 81 million POPs comprising 80% of Mexico’s total population.

     We provide digital service using Code Division Multiple Access (“CDMA”) technology, the highest-capacity commercial digital technology available in the 800 MHz frequency band in most of the regions we operate. In January 2003, we launched the country’s first CDMA2000 1XRTT voice and high-speed data network in Mexico City. With this advanced network, we increased voice capacity and are able to offer subscribers new data services such as high-speed instant messaging, e-mail and Internet access at speeds of up to 144 kilobits per second (kbps). In addition to our core mobile telephony services, we also provide a wide range of other telecommunications services, including long distance, wireless local telephony and data transmission services.

     Our subscriber base as of December 31, 2003 was 1,245,231. Of these subscribers, 314,493 were postpaid customers who purchase mobile telephony services pursuant to fixed-term contracts, and the remaining 930,738 were prepaid customers who pay for their mobile telephony services in advance primarily through the purchase of prepaid airtime.

     Since July 29, 2003, our parent company Iusacell has been under the management control of MovilAccess. MovilAccess consultants and personnel have been integrally involved in managing our day-to-day operations and defining and implementing our business strategy. MovilAccess currently holds 74.8% of Iusacell’s capital. See Item 7, “Major Shareholders and Related Party Transactions—A. Major Shareholders.” Prior to the acquisition by MovilAccess of its equity interest in Iusacell, Iusacell had been under the management control of Verizon and Vodafone.

The Telecommunications Industry in Mexico

Mobile Telephony Services

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

     The nine geographic regions are described in the table below.

Region
Number	Geographical Coverage	Major Cities in the Region
1	The states of Baja California and Baja California Sur and the municipality of San Luis Río Colorado in northwestern Sonora state.	Tijuana, Mexicali, Ensenada, Tecate and La Paz.

2	The states of Sonora and Sinaloa (except for the municipality of San Luis Río Colorado in northwestern Sonora).	Hermosillo, Ciudad Obregón, Culiacán and Mazatlán.

3	The states of Chihuahua and Durango and the municipalities of Torreón, Francisco I. Madero, Matamoros, San Pedro and Viesca in the state of Coahuila.	Ciudad Juárez, Chihuahua, Durango, Gómez Palacio and Torreón.

4	The states of Tamaulipas, Nuevo León and Coahuila (except for the municipalities of Torreón, Francisco I. Madero, Matamoros, San Pedro and Viesca).	Monterrey, Saltillo, Tampico, Ciudad Victoria, Nuevo Laredo, Reynosa and Matamoros.

5	The states of Colima, Jalisco (except for 12 municipalities in northeastern Jalisco), Michoacán and Nayarit.	Guadalajara (Mexico’s second largest city), Morelia, Tepic, Colima and Manzanillo.

6	The states of Aguascalientes, Guanajuato, Querétaro, San Luis Potosí and Zacatecas and 12 municipalities in northeastern Jalisco.	Aguascalientes, León, Querétaro, San Luis Potosí and Zacatecas.

7	The states of Guerrero, Oaxaca, Puebla, Tlaxcala and Veracruz.	Puebla, Acapulco, Veracruz and Oaxaca.

8	The states of Yucatán, Quintana Roo, Campeche, Chiapas and Tabasco.	Mérida, Cancún, Villahermosa, Campeche, Tuxtla Gutiérrez and San Cristobal de las Casas.

9	The states of Mexico, Hidalgo and Morelos and the Federal District.	Mexico City, Toluca, Cuernavaca and Pachuca.

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

     Telcel holds the Cellular B-band and PCS D-band concessions in each of the nine cellular regions and is Mexico’s largest mobile wireless operator. Our subsidiaries hold the Cellular A-band concession in Regions 5, 6, 7, 8 and 9. Our affiliate Iusacell PCS, S.A. de C.V. (“Iusacell PCS”) hold PCS E-band concessions for Regions 1 and 4. Telefónica holds, through subsidiaries, the Cellular A-band concessions for Regions 1, 2, 3 and 4 and PCS band concessions nationwide. Unefon, our affiliate, has a nationwide PCS band concession.

Underserved Telecommunications Market

     Despite the significant increase in wireline and wireless penetration in Mexico in recent years, we believe that there remains a substantial unmet demand for telephone services in Mexico. According to the Mexican Telecommunications Agency (Comisión Federal de Telecomunicaciones) (“COFETEL”), as of December 31, 2003, there were approximately 15.7 wireline telephone lines per 100 inhabitants in Mexico, which is lower than the teledensity of some other Latin American countries and substantially lower than those of developed countries such as the United States. Due to the relatively low wireline penetration in developing countries such as Mexico, increases in the level of wireless penetration in these countries may be partly attributable to users who purchase wireless services as a principal means of telecommunications.

     The following table presents, for selected countries, including Latin American countries and the United States, the number of subscribers of wireless telephone services per 100 inhabitants as of December 31, 2002 and December 31, 2003:

Selected Wireless Telephony Penetration

	Wireless subscribers
	per 100 inhabitants (1)
Country	2002	2003
Spain	82.3	91.6
Portugal	81.9	90.4
United States	48.8	54.3
Chile	42.8	42.8	(2)
Mexico	25.5	29.1
Brazil	20.1	26.4
Venezuela	25.6	25.6	(2)
Argentina	17.8	17.8	(2)

(1)	Source: International Telecommunication Union 2004 Website, except for 2003 figures for Mexico, which are derived from COFETEL.

(2)	2002 figures.

     On May 1, 1999, Mexico implemented the “calling party pays” modality, or CPP, which has been implemented in most Latin American and European countries. Calling party pays is a wireless telephony payment structure in which the party that places a call to a wireless telephone is billed for interconnection access, and the recipient is not billed for the airtime charges corresponding to that call. The introduction of CPP triggered growth in wireless penetration, particularly in the prepaid segment and wireless traffic.

Our Mobile Telephony Services

History and Overview

     We became the first Mexican provider of cellular telecommunications services in 1989, when we commenced operations of our Cellular A-band network in Region 9. Through a series of transactions from 1990 to 2002, we acquired 100% beneficial ownership interests in the entities which hold the Cellular A-band concessions in Regions 5, 6, 7, and 8. The regions we serve cover a contiguous geographic area comprising all of the regions in central and southern Mexico, which allows Iusacell to achieve economies of scale.

     Iusacell’s service regions are home to a variety of industries. Region 9 includes Mexico City, which has the greatest concentration of service and manufacturing industries in Mexico and is also the center of Mexico’s public and financial services sectors. Region 5 includes Guadalajara, Mexico’s second largest city and the commercial and service center of western Mexico, which has also developed as a center for the maquiladora industry. Region 6 includes León, Querétaro, Aguascalientes and San Luis Potosí and has historically been dominated by the agricultural sector, although it has also developed as an automobile manufacturing and high technology center.

Region 7 includes Puebla, Acapulco, Veracruz and Oaxaca and contains major operations of the Mexican petrochemical and automotive industries and significant tourist resorts and attractions. Region 8 includes Mérida, Villahermosa, Cancún, Campeche and Tuxtla Gutiérrez and contains major operations of the Mexican petroleum industry and significant tourist resorts and attractions.

     We offer wireless communications services in a variety of plans, which are divided into two basic groups: either “postpaid,” where the customer is billed monthly for usage during the previous month based on a fixed-term contract, or “prepaid,” where the customer pays in advance for a specified volume of usage over a specified period.

Postpaid Services

     As of December 31, 2003, postpaid subscribers (including public and rural telephony) totaled 314,493, including public and rural telephony, comprising 25.3% of our customer base. Nominal average monthly mobile telephony revenue per subscriber (ARPU) in this segment was Ps.682 for 2003.

     We offer a number of value-added services designed specifically to fulfill the demands of postpaid subscribers, such as voicemail, call forwarding, call waiting, three-way calling and secretarial services. We also provide financial news reporting, emergency services, entertainment information, reservations services and sports reports. Moreover, CDMA digital postpaid customers have available caller identification, short message service and data transmission services. We believe that these value-added services help increase postpaid subscriber usage and also enhance our market image as a full service mobile telephony provider.

Prepaid Services

     As of December 31, 2003, prepaid customers totaled 930,738, comprising 74.7% of our customer base. Prepaid ARPU was Ps.7.8 for 2003.

     In contrast to postpaid subscribers, prepaid customers typically generate lower levels of usage, have access to a limited number of value-added services, or may choose to purchase a handset with preloaded minutes. Prepaid customers often are unwilling to make a fixed financial commitment or do not have the credit profile to purchase postpaid plan mobile telephony services. Customers may purchase airtime credit with cash or credit or debit card. Customers may make their purchases at a distributor’s point of sale, at our customer sales and service centers, through automated teller machines, through our website or by phone.

     The prepaid program markets four different prepaid cards, each of which credits a specific peso denomination worth of airtime usage over a specified period of time. We charge for outgoing calls, as well as long distance incoming calls and roaming services.

     A prepaid customer ceases to be considered a customer of Iusacell when a specified period of time has elapsed since the customer purchased and activated, or last added credit to, his or her last prepaid card. The customer’s telephone number is then deactivated, and the customer is considered to have turned over.

Roaming

     Through our roaming agreements with other operators, we offer nationwide roaming service to our prepaid and postpaid mobile telephony subscribers, and international service only to our postpaid subscribers. Through these agreements, subscribers can make calls from any location in Mexico served by a Cellular A-band operator, and can receive a call made to the subscriber’s number (automatic call delivery) regardless of the region in Mexico in which the subscriber is located. We also provide mobile telephony services to all subscribers of our roaming partners in Mexico while such subscribers are temporarily located in a region served by us.

     An operator (a host operator) providing service to a subscriber of another operator (the home operator) temporarily located in the host operator’s service region (an in-roamer) earns usage revenue. We bill the home operator of an in-roamer for the in-roamer’s usage in our service region. In the case of roaming by an Iusacell Celular subscriber in the region of a host operator (an out-roamer), Iusacell Celular is billed by the host operator for the subscriber’s usage. We remit the billed amount to the host operator and bill our own customer, the out-roamer. As a result, we retain the collection risk for roaming charges incurred by our own subscribers. Conversely, roaming charges billed by Iusacell Celular for in-roaming usage by subscribers of other operators are the responsibility of those operators. Roaming charges between wireless operators are settled monthly.

     Interconnection charges owed to Telmex and long-distance charges owed to long distance carriers as a result of roaming are the responsibility of the host operator. In-roaming fees and usage revenue represented 3.1% of our total revenues during 2003. Out-roaming charges represented 3.7% of our total revenues during 2003.

     We have more than 60 agreements with U.S., Canadian, Latin American and other foreign operators to provide our subscribers with international roaming capabilities. These operators include Verizon Wireless, AT&T Wireless, Sprint and Cingular Wireless, among others. In addition, we provide, through the National Automatic Cellular Network, automatic call delivery throughout most of the United States, including Puerto Rico, whereby our subscribers may receive telephone calls from Mexico without the caller having to dial access codes. Currently, our customers are able to roam in over 2,000 municipalities in the United States and Canada, as well as in more than 150 other countries in the Americas, Europe, Asia, Africa and the Pacific. In 2003, we launched the international short message services with the main carriers in the U.S. and Canada, enabling our customers to send and receive messages to and from their customers.

Our Long Distance Services

     In August 1996, we became one of Telmex’s first competitors in long distance service when we began to provide long distance services to our mobile telephony subscribers in Mexico pursuant to a 30-year concession.

     We currently provide long distance service using our own switches and transmission equipment and a combination of fiber optic lines, microwave links and lines leased from Telmex and other carriers. At December 31, 2003, we provided long distance service in 52 cities to 1,287,589 customers, substantially all of which were existing customers of our mobile telephony services. We obtained an exemption from the COFETEL that allows us not to make available to our mobile telephony customers the services of other long distance carriers. We cannot assure you that the COFETEL will not rescind this exemption in the future. Revenues related to long distance services represented 6.9% of our total revenues for 2003, not including dark fiber optic cable sales.

     We have been able to reduce our capital investment for our long distance business by entering into fiber optic cable swaps with three other long distance companies between 1998 and 2002. We acquired fibers in the long distance fiber optic networks built by Marcatel, S.A de C.V., Bestel, S.A de C.V., and Telereunión S.A de C.V, in central, northern and eastern Mexico, in exchange for fibers in the long distance fiber optic network we completed in central and western Mexico. As a result, we obtained redundancy in central Mexico and access to the United States border and eastern Mexico at minimal cost.

     We also exchange international long distance traffic with AT&T and Teleglobe USA, Inc. These arrangements give us two alternative routes to deliver international long distance traffic. In March 2002, the United States Federal Communications Commission granted to Iusatel USA Inc., our U.S. subsidiary, a Section 214 authorization that allows us to provide facilities-based and resale telecommunications services within the United States. We have international termination traffic contracts with U.S. carriers.

Our Other Services

Paging

     On December 14, 1995, Iusacell Celular and Infomin, S.A. de C.V., which we refer to as Infomin, formed Infotelecom, S.A. de C.V., which we refer to as Infotelecom, as a joint venture to market national and international paging services. Iusacell Celular owns 49% of Infotelecom. See “—Government Regulation—Paging.”

     At December 31, 2003, Infotelecom had 4,344 paging customers and provided service in 30 cities including Mexico City, Guadalajara, Monterrey, Puebla, Cuernavaca, Toluca, Querétaro, León, and Ciudad Juárez. Our revenues from paging services represented less than 0.5% of total revenues for 2003. We do not consider paging to be an area of growth because of competition from short message services. See Item 7, “Major Shareholders and Related Parties Transactions—B. Related Party Transactions—Bipercomm Paging Services Operation.”

Public and Rural Telephony and Fixed Local Wireless Telephony

     We operate public and rural telephony programs, using available cellular capacity. These programs provide telecommunications services through cellular telephones in phone booths, intercity buses and rural areas. The provision of services in this way fulfills the terms of our concessions for the provision of cellular telephony service and uses our cellular network to provide telecommunications coverage in areas with little or no basic service. As of December 31, 2003, we had 46,230 cellular telephones in service under our public and rural telephony programs.

     We also provide, on a trial basis pending approval from the SCT, fixed local wireless service in the 450 MHz frequency band in selected markets in Region 9. As of December 31, 2003, we had 4,721 customers. See “—Concessions and Permits—Fixed Local Wireless Telephony.”

Data Transmission

     We provide mobile and fixed data transmission services. We offer three types of services: (i) private lines such as E-1, E3/DS3 and STM1 directly to carriers and large corporate customers; (ii) Internet access to carriers and Internet service providers; and (iii) digital multiservices connection to customers’ private branch exchanges (“PBX”) to reduce costs for mobile telephony and long distance calls to corporate customers.

     In January 2003, we commercially launched Mexico’s first CDMA2000 1XRTT voice and high-speed mobile data network in Mexico City. With this advanced network, we have increased our voice capacity and are able to offer subscribers new data services such as high-speed access for internet, intranet, e-mail, instant messaging, and multiple download for multimedia applications and M2M solutions at speeds of up to 144 kilobits per second (kbps). Our target is to complete the network upgrade to this technology in the main cities of our service regions in the second half of 2004. During the latter part of 2003 and early 2004, we completed the technical testing stage of different platforms to offer voice over IP services in the modality of groups, commercially known as “push to talk” features. We plan to develop a commercial strategy and implement such features in the second half of 2004.

Seasonality

     Our business is not materially affected by seasonality.

Sales, Marketing and Distribution

     Our marketing strategy is directed to achieve profitable growth, focused primarily on our mobile telephony business. We have focused our sales and marketing strategy on innovative products and value-added services for digital postpaid and prepaid customers, defined as the person who utilizes and depends on mobile telephony communications on a daily basis. Our mobile telephony subscribers are classified according to five different usage profiles. We are implementing distribution, advertising, customer service support and pricing plans targeted to each specific customer segment and to increase airtime usage.

     We currently target the various segments of our subscriber base through various sales and distribution channels. Our sales force plan provides for continuous training, a basic salary and monetary incentives to encourage our sales force to activate profitable and loyal accounts, cross-sell the full complement of our service offerings and maintain our standards in advertising, promotions and customer service.

Customer Sales and Service Centers

     Our customer sales and service centers offer one-stop-shopping for a variety of mobile wireless services and accessories. Walk-in customers can subscribe to mobile telephony service postpaid plans, purchase prepaid cards, sign up for long distance service and purchase equipment such as handsets and accessories. Certain of our stores also offer face-to-face customer service. We currently have a total of 111 customer sales and service centers throughout our cellular regions, 103 of which are managed by Elektra and eight of which continue to be managed by us.

     In an effort to control costs, during 2003 we closed 17 centers. Our affiliate Elektra, a retail house appliances chain with significant experience in the operation of retail points of sale, has assumed the operations of 103 of our centers and also offers some of its products in the premises. However, we are evaluating on an ongoing basis whether Iusacell should again operate and manage some or all of these centers. See Item 7, “Major Shareholders and Related Party Transactions—B. Related Party Transactions—Elektra Operation and Management of our Customer Sales and Service Centers.”

Corporate Sales Force

     To service the needs of our corporate customers, we have created a direct sales force, which, at December 31, 2003, included 22 full-time sales representatives. These direct sales representatives are distributed along our service regions to deliver personalized service. This group of trained representatives seeks to increase sales by:

•	aggressively pursuing sales opportunities in the corporate segment;

•	“bundling” combinations of services into customized packages designed to meet customers’ requirements;

•	developing and marketing new services to satisfy the demands of such customers; and

•	educating corporate purchasing managers about alternative pricing plans and services.

     In an effort to control costs, during 2003 we reduced our full-time corporate sales force by more than two-thirds. To compensate for this, we now allow our independent distributors to offer corporate plans. Since March 2004 we have been hiring sales representatives and currently have a sales force of 35 sales representatives.

Independent Distributors

     In order to broaden our market, we maintain relationships with a broad network of exclusive distributors and national retailers. At December 31, 2003, these distributors and retailers sold all of our products at 1,315 points of sale in Mexico, down from 1,548 points of sale a year before. This decrease was due primarily to the reduction in our sales and our critical financial condition. Our prepaid cards were distributed at an additional 59,540 points of sale, up from 55,837 points of sale a year before. The increase in prepaid cards points of sale is mainly due to the commencement of the distribution of our prepaid cards by Elektra in August 2003 and Coppel in September 2003, two national retail house appliances chains. See Item 7, “Major Shareholders and Related Party Transactions—B. Related Party Transactions—Elektra Marketing and Sales Services.”

     In order to ensure that our standards are maintained at all distribution points, we provide assistance to our distributors in training, promotions and advertising. We also provide them with information on our customer base to allow the distributors to service our customers effectively. In particular, in May 2004 we launched a web site for our exclusive distributors which enables them to offer almost all of the current services that we provide at our customer sales and service centers such as prepaid and postpaid activations, upgrades, payments, copies of invoices and changes to user plans.

Commission Sales Agents

     In the past, we retained commission agents as a flexible sales force in all of our mobile telephony regions. The agents functioned as mobile telephony service brokers for us, working out of their own premises. These agents provided additional distribution outlets with minimal support from us. We plan to redeploy this channel of distribution during the second half of 2004.

Telemarketing

     From time to time, we engage telemarketing service providers as a direct marketing mechanism or to follow up on targeted outbound calls and receive calls through an 800 number. In recent months, we have used telemarketing as a tool to reach out to prospective customers. Prospective customers are assigned to our corporate sales force when more than 20 lines are requested and to an exclusive distributor when less than 20 lines are requested. Our policy is to call the prospective customers within 24 hours after we receive the call at our 800 number asking for information about our products. The telemarketing force is knowledgeable as to our products specifications, but our corporate sales force or the exclusive distributor close the sale. See Item 7, “Major Shareholders and Related Party Transactions—B. Related Party Transactions—Teleactivos Call Center Services.”

Electronic Means

     We have implemented four electronic tools for the sale of prepaid airtime without the purchase of a prepaid card:

•	sales through automated teller machines,

•	sales over the phone by dialing *AIRE,

•	sales through our website – www.iusacell.com, and

•	sales through specific points of sale.

     Sales at ATM machines are charged against our customer’s bank account by using a personal identification number. We have implemented ATM sales at Banco Azteca, Banamex-Citibank, BBVA Bancomer, HSBC and Bancrecer. Sales using *AIRE and our website are charged to our customer’s credit card.

     Sales through specific points of sales are made in two different ways. Customers can purchase airtime at certain exclusive distributors by simply giving their phone number. Customers can also use credit card terminals installed at our exclusive distributors ´ premises that print an electronic ticket with the personal identification number that the customer must dial in order to charge the airtime.

Advertising

     From time to time, we launch advertising campaigns that emphasize the benefits of our products and services, which we believe strengthen our brand name. See Item 7, “Major Shareholders and Related Party Transactions—B. Related Party Transactions—Advertising Services.”

Customer Service

     Postpaid customers can access dedicated support by dialing *611, while prepaid customers can access support by dialing *VIVA. In the fourth quarter of 2003, we outsourced our call center operations to an affiliate of MovilAccess, Iusacell’s controlling shareholder. This outsourcing has enabled us to reduce operational costs. See Item 7, “Major Shareholders and Related Parties Transactions—B. Related Parties Transaction—Teleactivos Call Center Services.”

     Customer service representatives are equipped to answer questions regarding services and products 24 hours a day. We train customer service representatives to ensure that each customer receives prompt attention, informed answers to any inquiries and satisfactory resolution of any concerns. In May 2003, we redesigned our compensation plan to motivate our customer service force by compensating it based on performance, rather than having only a fixed salary structure, as was the case before.

     We also implemented a loyalty and retention program. This program includes welcome calls, first invoice calls and periodic calls to customers to ensure satisfaction. We also make outreach calls to customers whose contracts are ending or who choose to terminate service, offering them a range of alternative service plans based on their profile to encourage contract renewal. Recently, we implemented a “points” rewards program for postpaid and prepaid customers to encourage loyalty.

     We plan to implement during the second half of 2004 a software application that will reduce complexities in providing customer service by avoiding interaction with multiple applications, and will compile customer contact history information under one single system. This application will allow us to provide better customer service.

Pricing

General

     We offer a variety of flexible pricing options for our mobile telephony customers. The primary components of the postpaid pricing plans include monthly fees, additional per-minute usage charges and a number of included minutes per month. The prepaid program markets cards which credit peso amounts to a customer’s account. The cards can be used for a period of 30 days. See Item 4, “Information on the Company—Business Overview—Mobile Wireless Services—Prepaid Customers.” Most of the postpaid plans include a selection of free handsets. The prepaid plans do not provide free handsets.

     We continually review market pricing in order to maintain a competitive offer and attract customers from our target market. As a result, constant adjustments to meet market and competitive conditions may require that we increase or decrease prices over short periods of time. In the past, we have been unable to increase prices to match increases in inflation due to competitive pressures.

Postpaid Plans

     The postpaid pricing plans are designed to target primarily high and moderate usage postpaid subscribers. High-usage customers are typically willing to pay higher monthly fees in exchange for larger blocks of minutes, value-added services, a free high-end handset and lower per minute airtime charges. Moderate and lower-usage subscribers typically prefer pricing options which have a lower monthly charge, fewer minutes included, a less expensive handset (but still with subsidy) and higher per minute airtime charges than those options chosen by high-usage customers.

     In December 2003, we launched a new set of postpaid value plans aimed to position us as the best alternative for the high-value market segment. These new postpaid plans were designed according to the needs of targeted consumer segments and are supported by advertising and marketing campaigns.

     We also offer multi-line plans designed to fit the communication needs of small groups of users. Finally, in Region 8, we offer local plans with competitive per minute pricing.

     For our corporate customers, we offer either a flexible combination of our various service packages at a volume rate or a large pool of minutes that can be shared among all users at a competitive per minute price.

Prepaid Plans

     In contrast to postpaid subscribers, prepaid customers typically generate lower levels of airtime usage, have access to a limited number of value-added services, often already own a handset and often are unwilling to make a fixed financial commitment or do not have the credit profile to purchase postpaid plan services.

     Our prepaid services, which we market as “VIVA” plans, provide for automated reactivation and value-added services such as voice-messaging. We currently offer our VIVA prepaid cards in denominations of Ps.100.0, Ps.150.0, Ps.200.0 and Ps.300.0. We also offer virtual airtime in denominations of Ps.500 and Ps.1,000 through automated teller machines and in stores operated by Elektra and Salinas y Rocha, S.A. de C.V., national retail chains that are our affiliates. In February 2003, we introduced new prepaid cards with an aggressive price per minute structure designed to avoid becoming subject to a new tax on prepaid mobile telephony services imposed by Mexican tax authorities. This tax has since been rescinded pursuant to an injunction. However, since our competitors instituted similar price structures, we have been unable to roll back these price decreases because of competitive pressures.

Hybrid Plans

     In 2000, we launched a hybrid plan which featured elements of postpaid and prepaid plans targeted at high school and university-aged youths who want the status of a mobile telephony phone but want to control their usage. In March 2003, we discontinued the hybrid plans because of the high level of churn experienced. However, due to demand from customers, we reintroduced hybrid plans, known as “Control Plan and Facilito,” in January 2004. We have increased the monthly fees charged for hybrid plans in an effort to minimize churn.

Activation, Billing and Collection Procedures

     We can activate a phone within 15 minutes or less for any prepaid and postpaid customers through the use of new technologies such as Over The Air Service Provisioning. For postpaid customers who intend to pay their monthly charges either with a credit card or in cash there is an automatic credit scoring process prior to the delivery and activation of a mobile telephone. The deposit requirements are determined automatically based on the risk profile resulting from the credit scoring.

     We have also implemented a system to monitor MOU levels and the number of calls to certain geographic areas in order to identify abnormal usage by postpaid subscribers. When abnormal usage is detected, we contact the subscriber to determine whether such usage has been authorized. We believe that these procedures are effective in reducing the number of billing disputes with subscribers and losses due to fraud.

     Billing is currently administered using five different billing systems, including:

•	a mobile telephony customer care and billing system provided by Schlumberger Distribution Mexico, S.A. de C.V., which we also use for our 450 MHz fixed local wireless business,

•	one point of sale system that provides billing, administration and control features,

•	a proprietary residential long distance system,

•	a proprietary system for high-volume business long distance customers, and

•	a system for paging customers.

     We compile billing information from our switches by electronic transfer on a half-hour basis for processing by our billing systems. We have measures in place that enable us to recover billing information that may be lost as a result of disasters.

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

     We mitigate our credit exposure in seven ways:

•	by obtaining a credit report from the National Credit Bureau (Buró Nacional de Crédito), a Mexican affiliate of TransUnion Corporation for those customers not found in our internal database;

•	by performing an automatic credit scoring and depending on the risk profile, we may require our customers to prepay a certain number of monthly fees or even the cost of the handset;

•	by requiring payment to be made by credit card;

•	by establishing credit limits and portfolio segmentation, according to customers’ credit quality;

•	by requiring full payment at the time of purchase of a handset;

•	by offering prepaid services, which eliminate all credit risk; and

•	by applying additional collection procedures according to a customer’s prior payment behavior.

     For 2003 we reserved approximately 3.6% of our revenues for doubtful accounts. We record a revenue provision for those postpaid customers who have fallen behind on their payments and whose service had been partially suspended. We permit incoming call service and continue to charge monthly fees to suspended customers for an additional two months, but reserve a substantial portion of the monthly fees as a revenue provision.

Churn and Turnover

Postpaid Churn

     Postpaid churn measures both voluntarily and involuntarily disconnected subscribers. Average monthly postpaid churn for a given period is calculated by dividing the sum of all postpaid subscribers disconnected during such period by the sum of the beginning-of-month postpaid subscribers for each of the months in such period, expressed as a percentage. Voluntarily disconnected subscribers encompass subscribers who choose not to continue with Iusacell postpaid services or choose to migrate to one of our prepaid options. Involuntarily disconnected subscribers encompass customers whose service is terminated after failing to meet Iusacell’s payment requirements.

     Average monthly postpaid churn for 2003 was 3.3%. To reduce churn, we have implemented retention and loyalty program that includes the proactive calling of customers as well as the development of specific retention offers to address specific problems.

Prepaid Turnover

     We evaluate alternative methods of determining prepaid customer turnover on an ongoing basis, as the current method is dependent upon, among other things, the number of days of use we permit before deactivating a phone number.

     Under our current policy, prepaid customers have 30 or 60 days, depending on the prepaid plan, to use an activated prepaid card, activate a new card or otherwise recharge the airtime in their account. If the customer has not activated a new card or recharged the airtime in its account at the end of 30 or 60 days, the balance of the customer’s account becomes zero, and the customer loses the ability to make outgoing calls for an additional period of 90 days. During this 90-day period, a prepaid customer will be able to receive incoming calls, but not to make outgoing calls. Once the 90-day period lapses, and unless the customer has activated a new card, recharged the airtime in its account or received incoming calls, the customer’s telephone number is deactivated.

     In the third quarter of 2003, we made certain changes to our activation and turnover policies aimed at providing greater transparency and focusing on active customers. We reduced the period during which a prepaid customer can receive incoming calls but cannot make outgoing calls from 305 and 275 days (depending on the amount of airtime charged) to the current 90 days. Through this policy change, in the third quarter of 2003 we identified and wrote off approximately 425,000 existing prepaid customers who had not utilized our service nor received income calls for more than 90 days. In the fourth quarter of 2003, we wrote off approximately 131,000 additional lines.

     We also reduced the initial period for spending an activated prepaid card and activating a new card from 60 or 90 days, depending on the prepaid plan, to the current 30 and 60 days.

Network, Equipment and Information Technology

     Our cellular network utilizes Lucent Technologies’ CDMA digital technology. As of December 31, 2003, our integrated wireless network was comprised of six cellular switches, 599 cellular cell sites, 131 repeaters covering 47 million inhabitants or 50% of Mexico’s total population in our concessioned regions. During 2003, we added 17 new cellular cell sites.

     We also have 701 microwave links, all of which are owned by us, with either SDH or PDH technology. We have also leased lines located mainly in Region 8. We have swapped our rights to certain short-haul microwave frequency links for long-haul frequency links in northern Mexico held by an affiliate of Telefónica, the Cellular A-band provider. In addition, in April 2004, we obtained the right to install long-haul microwave links using Bestel ´s frequencies.

     Our long distance network consists of 5,176 kilometers of fiber optic backbone (including fiber optic cable obtained through swaps), in both metropolitan and long distance segments, using SDH (STM16 capacity in the backbone) and two switches. We have introduced Dense Wavelength Division Multiplexing (DWDM) technology in several high-traffic segments of our fiber optic network to increase capacity. In 2003, we started the process to upgrade our long distance network by acquiring three Nortel Passport 15000 switches that will be located in Leon,

Monterrey and Toluca. These switches will enable us to offer advanced voice and data services based on packet technology.

     We have a network operations and control center (NOCC) in Mexico City which oversees, manages and provides technical support to all our cellular regions. In addition, we have another center for network operations in Toluca that provides an alternative monitoring capability for the network in the event an emergency occurs at the NOCC in Mexico City.

     In 2002, we started providing two-way short message service (SMS), and since January 2003, we have been providing packet switched data (PSD) services using 3G-1XRTT standard. Currently, we provide 1XRTT services in Mexico City, Toluca, Cuernavaca and Valle de Bravo and plan to expand our coverage to all our regions during the second half of 2004. 1XRTT improves efficiency in spectrum use and allows users to get higher data speed connections.

     In recognition of the need to upgrade our technology and to improve internal financial processes, in the second half of 2003 we began to implement various accounting and administrative modules of the SAP system, which we have already completed. New modules such as the Human Resources and Fixed Assets Control are expected to be implemented during the second half of 2004.

     To improve the internal flow of information, we intend to implement a corporate data warehouse system in 2004. This repository system will contain all data related to business processes and will be updated on a regular basis. We believe the implementation will be completed in the second half of 2004.

Competition

     Mobile telephony systems compete principally on the basis of quality of telecommunications services, customer service, price, breadth of coverage area, roaming capabilities and value-added services. Operators are largely free to set their own rates, provided such rates are set on the basis of cost. The offering of mobile telephony services in Mexico is highly competitive, with one operator, Telcel, commanding a significant share of the market.

     We face competition from the following companies:

•	Telcel, which is the largest wireless communications provider. Telcel holds the Cellular B-band and the PCS D-band nationwide concessions.

•	Telefónica, which provides services in the 1.9 GHz (PCS) spectrum in at least 96 cities in Mexico. Telefónica also operates Cellular A-band concessions in the northern part of Mexico.

•	Unefon, our affiliate, holds the PCS E-band nationwide concessions. Unefon currently provides fixed and mobile wireless services in Mexico City, Guadalajara, Monterrey, Toluca, Acapulco and 18 other cities in Mexico.

     We also face competition from companies providing mobile wireless telecommunications services using alternative existing technologies. Nextel de México, S.A. de C.V. began marketing its enhanced specialized mobile radio services in 1998 and currently covers 30 cities in Mexico.

     In long distance services, we face competition from nine other concession holders, including primarily Telmex, Alestra S.A. de C.V. and Avantel S.A. de C.V., the latter two of which are joint venture companies in which AT&T and MCI WorldCom, respectively, have beneficial ownership interests. In data transmission services, we compete for customers with Telmex, state-owned Telecomunicaciones de México and long distance companies to form a highly competitive market with more than 20 participants. In addition, we believe that the current Mexican data transmission industry includes over 1,000 private networks that provide data transmission services.

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

     The terms and conditions of concessions and permits granted under the Original Communications Laws, which is the case for the cellular concessions and permits granted to Iusacell and its subsidiaries, are governed by the Original Communications Laws and respected under the new regulatory regime until their expiration. The 1995 Telecommunications Law may grant rights enhancing those set forth in the Original Communications Laws. For instance, rates charged by holders of concessions and permits granted under the Original Communications Laws no longer require prior approval from the SCT, but only require registration with COFETEL.

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

The Original Concession

     Our right to provide radiotelephony, local wireless and data transmission services nationwide, as well as cellular service in Region 9, is based upon a concession granted on April 1, 1957, as amended, which we refer to as the Original Concession, to Servicio Organizado Secretarial, S.A., which merged into SOS Telecomunicaciones, S.A. de C.V., one of our wholly-owned subsidiaries, which we refer to as SOS. The term of the Original Concession is 50 years, and it expires on April 1, 2007. The Original Concession may, however, be revoked prior to such date in the event that SOS fails to comply with its terms or applicable law. The Original Concession is renewable upon timely application to the SCT, provided that SOS has complied with all of the requirements of the Original Concession and agrees to any new terms and conditions established by the SCT at the time of renewal.

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

     In Region 9, we hold the right to provide cellular service pursuant to an authorization granted to SOS by the SCT in 1989 under the Original Concession. In Regions 5, 6, 7 and 8, we hold the right to provide cellular service through our wholly-owned subsidiaries Comunicaciones Celulares de Occidente, S.A. de C.V., known as Comcel, Sistemas Telefónicos Portátiles Celulares, S.A. de C.V., known as Portacel, Telecomunicaciones del Golfo, S.A. de

C.V., known as Telgolfo, and Portatel del Sureste, S.A. de C.V. known as Portatel, respectively. Comcel, Portacel, Telgolfo and Portatel each holds a 20-year concession expiring in 2010 which authorizes these subsidiaries to install, operate, maintain and exploit mobile public radiotelephone networks with cellular technology for commercial use in the Cellular A-band. In consideration for these authorizations and concessions, the subsidiaries made initial payments to the Mexican government and, in addition, must make payments as follows:

Percent of Gross Revenues Payable To
Subsidiary	Mexican Government
Comcel	8%
Portacel	7%
Telgolfo	8%
Portatel	6%
SOS	5%

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

Paging

     On December 14, 1995, Iusacell Celular and Infomin formed Infotelecom as a joint venture to market national and international paging services. Infomin has a concession, which expires on July 20, 2009, to provide nationwide paging services in Mexico. The joint venture agreement between Iusacell Celular and Infomin contemplates that Infomin will ultimately transfer its paging concession to Infotelecom.

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

Fixed Local Wireless Telephony

     We believe our right to provide fixed local wireless telephony service is derived from the Original Concession. The Original Concession, as granted, permitted SOS to provide radiocommunications service to vehicle-mounted terminal equipment nationwide. In 1986, the SCT amended the Original Concession to authorize SOS to provide fixed public radiotelephony service in rural areas nationwide in accordance with plans to be approved by the SCT. We have never received SCT’s approval of our technical and economic plans for local wireless service in the 450

MHz frequency band. However, we have reached an agreement with the SCT on a technical process by which we can provide local wireless service in the 450 MHz frequency band in some of the existing service regions and has received a right of first refusal to acquire the concessions to provide local wireless service in such regions.

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

Foreign Ownership Restrictions

     Pursuant to the 1995 Telecommunications Law and the 1993 Foreign Investment Law, holders of concessions to provide telecommunications services in Mexico, excluding providers of cellular service, cannot have a majority of their voting shares owned by, and cannot be otherwise controlled by, foreign persons. In February 1997, the Mexican Foreign Investment Commission conditioned its approval of Verizon assuming management control over Iusacell upon the requirement that Iusacell would transfer at least 51% of the voting shares of Iusatelecomunicaciones and Iusatel to Mexican investors on terms acceptable to the Mexican Foreign Investment Commission.

     In November 1998, we complied with this requirement by transferring 51% of the voting shares of these two subsidiaries to Mr. Elizondo by means of a subscription to capital. We retained 49% of the voting shares of these subsidiaries, representing 4.9% of their capital. We also held an additional 90% of the capital of these subsidiaries through the ownership of neutral limited voting stock (inversión neutra) that does not constitute voting shares for purposes of the Mexican foreign investment laws. Consequently, we hold a 94.9% equity interest in these two subsidiaries.

     To participate in the auctions for concessions for microwave frequencies concluded in September 1997, we formed a separate joint venture company with Mr. Elizondo. The Mexican Foreign Investment Bureau approved a capital structure substantially similar to that authorized for Iusatel and Iusatelecomunicaciones for the joint venture companies.

     Moreover, in December 1998 Mr. Elizondo acquired a 2% interest in Infotelecom from us. As a result, we currently hold only 49% of this entity, complying with the condition precedent then necessary to allow its partner, Infomin, to transfer its paging concession to Infotelecom.

     As a consequence of the acquisition by MovilAccess of 74.6% of the capital stock of Iusacell in July 2003, we are no longer subject to foreign ownership restrictions. On November 3, 2003, we reached an agreement with Mr. Elizondo to take, within a period of two years, all the necessary actions to buy out Mr. Elizondo’s full participation in Iusatel, Iusatelecomunicaciones, Punto-a-Punto Iusacell and Infotelecom. See Item 10, “Additional Information—C. Material Contracts.”

Rates for Telecommunications Services

     Under the Original Communications Laws, SCT approval was required for rates charged for all basic and certain value-added cellular services and for data transmission services. Historically, the SCT permitted rate increases based on the cost of service, the level of competition, the financial situation of the carrier and macroeconomic factors. Carriers were not allowed to discount the rates authorized by the SCT, although operators occasionally waived activation fees on a promotional basis. Interconnection rates were also authorized by the SCT. All terms of interconnection (such as point of interconnection) other than interconnection rates were negotiated between the regional cellular carriers and Telmex under the SCT’s supervision. Rates for dedicated circuit services through microwave networks, and dedicated circuits and private networks through satellites were not regulated under the Original Communications Laws.

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

     In January 2001, we negotiated a rate reduction with Telmex that decreased both long distance and local cellular interconnection charges from U.S.$0.0330 to U.S.$0.0125 per minute. Additionally, we negotiated with Telmex the terms regarding payment for the projects Telmex undertook to prepare its long distance network for competition. We paid Telmex a fixed payment of approximately U.S.$13.0 million and agreed to pay a U.S.$0.0053 per minute surcharge to the local wireline interconnection rate for four years for long distance calls terminated in Telmex’s local networks.

     In December 2001, Telmex, Alestra and Avantel reached an agreement to further reduce the interconnection rate from U.S.$0.0125 per minute to U.S.$0.00975 per minute. We negotiated similar terms with Telmex for both our long distance business and local interconnection rate through December 31, 2003.

United States Regulation

     Until July 2003, we were subject to certain U.S. telecommunications regulation by reason of being a Verizon subsidiary. As a result of the MovilAccess acquisition, we are no longer subject to such regulation.

     In 2002, Iusatel USA, Inc., a subsidiary of Iusatel, applied for and received authorization under Section 214 of the Communications Act to become a facilities-based provider of international long distance services from the United States. As a result, Iusatel USA, Inc. is subject to the regulatory oversight of the U.S. Federal Communications Commission.

     C. ORGANIZATIONAL STRUCTURE

     We are a wholly-owned subsidiary of Grupo Iusacell, S.A. de C.V. For a description of Iusacell’s current principal shareholder, MovilAccess, see Item 7, “Major Shareholders and Related Party Transactions—Major Shareholders.” The following table shows our active direct and indirect subsidiaries, their principal lines of business, their countries of incorporation and the percentages of our ownership interest and voting power as of December 31, 2003.

			% direct and	% direct and
			indirect	indirect
		Country of	economic	voting
Subsidiary	Line of Business	Incorporation	interest	interest
SOS Telecomunicaciones, S.A. de C.V	Region 9 cellular	Mexico	100.0	100.0
Comunicaciones Celulares de Occidente, S.A. de C.V.(1)	Region 5 cellular	Mexico	100.0	100.0
Sistemas Telefónicos Portátiles Celulares, S.A. de C.V.	Region 6 cellular	Mexico	100.0	100.0
Telecomunicaciones del Golfo, S.A. de C.V.	Region 7 cellular	Mexico	100.0	100.0
Iusacell, S.A. de C.V.	Sales and marketing	Mexico	100.0	100.0
Sistecel, S.A. de C.V.	Administrative services	Mexico	100.0	100.0
Iusatel, S.A. de C.V.	Long distance	Mexico	94.9	49.0
Iusatel USA, Inc.(2)	Long distance U.S.	United States	94.9	49.0
Iusatelecomunicaciones, S.A. de C.V.	Local wireless	Mexico	94.9	49.0
Punto-a-Punto Iusacell, S.A. de C.V.	Microwave transmission	Mexico	94.9	49.0
Infotelecom, S.A. de C.V.	Paging	Mexico	49.0	49.0
Inmobiliaria Montes Urales 460, S.A. de C.V.	Real estate	Mexico	100.0	100.0
Iusanet, S.A. de C.V.	Services	Mexico	100.0	100.0
Editorial Celular, S.A. de C.V.	Publishing	Mexico	40.0	40.0
Grupo Portatel, S.A. de C.V.	Region 8 cellular	Mexico	100.0	100.0
Portatel del Sureste, S.A. de C.V.(3)	Region 8 cellular	Mexico	100.0	100.0
Mexican Cellular Investment, Inc.	Holding company for
	Comunicaciones
	Celulares de
	Occidente, S.A. de
	C.V.	United States	100.0	100.0

(1)	Held through Mexican Cellular Investment, Inc.

(2)	Held through Iusatel, S.A. de C.V.

(3)	Held through Grupo Portatel, S.A. de C.V.

     All of the above companies, including those in which we own directly or indirectly a minority voting interest, except for Editorial Celular, S.A. de C.V., are consolidated with our financial statements. See Note 3 to the Consolidated Financial Statements.

     D. PROPERTY, PLANT AND EQUIPMENT

     As of December 31, 2003, we operated in our service regions a total of 599 cellular cell sites, 131 repeaters, 14 fixed local wireless 450 MHz cell sites, 69 paging antennas, six switches for cellular service, one switch for local wireless service and three switches for long distance service.

     We generally own our wireless network equipment. Our cellular equipment is subject to liens under certain of our indebtedness.

     We own our principal offices which are located in Montes Urales 460, Colonia Lomas de Chapultepec, 11000, Mexico City, Mexico.

     We generally lease the land and cellular tower space where our cell sites, antennas, microwave transmission equipment and switching centers are located. We own and lease administrative offices in Mexico City as well as in Guadalajara, León, Puebla and Mérida.

     Over the last three years, we sold 344 of our towers to MATC Celular. In turn, we lease site space in such towers from MATC Celular. As of May 31, 2004, we had sold 36 additional towers to MATC Celular. See Item 5, “Operating and Financial Review and Prospects—A. Operating Results—Tower Monetization.”

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read the following discussion and analysis in conjunction with the Consolidated Financial Statements included elsewhere in this Annual Report. Unless otherwise indicated, all financial information in this Annual Report is presented in constant pesos with purchasing power as of December 31, 2003. The U.S. dollar translations provided in this Annual Report are, unless otherwise indicated, calculated at the Noon Buying Rate at December 31, 2003, which was Ps.11.242 per U.S.$1.00. Sums may not add due to rounding.

     A. OPERATING RESULTS

General

     The following discussion and analysis is intended to help you understand and assess the significant changes and trends in our historical consolidated results of operations and financial condition and the factors affecting our financial resources.

     The Consolidated Financial Statements have been prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. Note 18 to the Consolidated Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us, and provides a reconciliation to U.S. GAAP of our net loss for the years ended December 31, 2001, 2002 and 2003 and of stockholders’ equity as of December 31, 2002 and 2003.

     As a Mexican company, we maintain our financial records in pesos. Pursuant to Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information,” and Bulletin B-12, “Statement of Changes in Financial Position,” issued by MIPA, our financial statements are reported in period-end pesos to adjust for the inter-period effects of inflation. The presentation of financial information in period-end, or constant, currency units is intended to eliminate the distorting effect of inflation on the financial statements and to permit comparisons in comparable monetary units. Bulletin B-10 requires us to restate non-monetary assets, non-monetary liabilities and the components of stockholders’ equity using the INPC. We have not eliminated the effects of these inflation accounting principles in the reconciliation to U.S. GAAP. See Note 18 to the Consolidated Financial Statements.

     Except where otherwise indicated, financial data for all periods in the Consolidated Financial Statements and throughout this Annual Report have been restated in constant pesos as of December 31, 2003, in accordance with the fifth amendment to Bulletin B-10. References in this Annual Report to “real” amounts are to inflation-adjusted pesos and references to “nominal” amounts are to unadjusted historical pesos. In calendar years 2001, 2002 and 2003, the rates of inflation in Mexico, as measured by changes in the INPC, were 4.4%, 5.7% and 4.0%, respectively. The inflation indices used are 1.0968 for 2001 figures and 1.0398 for 2002 figures.

     In reporting under Mexican GAAP and in accordance with Bulletin B-10, we are required to quantify all financial effects of operating and financing the business under inflationary conditions. For presentation purposes, “integral financing cost (gain)” refers to the combined financial effects of:

•	net interest expense or income;

•	net foreign exchange gains or losses; and

•	net gains or losses on monetary position.

     Net foreign exchange gains or losses reflect the impact of changes in foreign exchange rates on monetary assets and liabilities denominated in currencies other than pesos. A foreign exchange loss arises if a liability is denominated in a foreign currency which appreciates relative to the peso between the time the liability is incurred and the date it is repaid, as the appreciation of the foreign currency results in an increase in the amount of pesos required to repay the specified amount of the foreign currency liability. We incurred a foreign exchange loss in 2002 and 2003 on our U.S. dollar-denominated debt as the peso depreciated against the U.S. dollar. A foreign exchange gain arises if a liability is denominated in a foreign currency which depreciates relative to the peso between the time the liability is incurred and the date it is repaid, as the depreciation of the foreign currency results in a decrease in the amount of pesos required to repay the specified amount of the foreign currency liability. In

2001, we incurred a foreign exchange gain on our U.S. dollar-denominated debt as the peso appreciated against the U.S. dollar.

     The gain or loss on monetary position refers to the gains and losses realized from holding net monetary liabilities or assets and reflects the impact of inflation on monetary liabilities and assets. For example, a gain on monetary position results from holding net monetary liabilities during periods of inflation, such as in 2001, 2002 and 2003, as the purchasing power of the peso declines over time.

Devaluation and Inflation

     In the past, the Mexican economy has been subject to significantly high levels of inflation and currency devaluation. For example, Mexico experienced a severe economic crisis following the devaluation of the peso in December 1994, when the Mexican government allowed the peso to fluctuate freely against the U.S. dollar. The value of the peso generally continued to decline during subsequent years, depreciating by 54.8% relative to the U.S. dollar in 1995 and by 22.7% in 1998. In recent years, the peso depreciated by 13.7% and 7.6% against the U.S. dollar in 2002 and 2003, respectively, and appreciated by 4.8% in 2001.

     Depreciation of the value of the peso has contributed to sharp increases in inflation. Inflation, which had been 7.1% in 1994 as measured by changes in the INPC, increased to 52.0% and 27.7% in 1995 and 1996, respectively. In recent years, the inflation was 4.4% in 2001, 5.7% in 2002 and 4.0% in 2003.

     The general economic conditions in Mexico resulting from the devaluation of the peso and the resulting inflation have had, and may have, the following impact on our results of operations:

•	Peso devaluations result in a decrease in the purchasing power of Mexican consumers, resulting in a decrease in the demand for all goods and services, including mobile telephony and other wireless services;

•	Due to competitive market conditions and the overall state of the Mexican economy, we have not been able to increase our prices in line with the inflation rate, in fact, we have reduced prices;

•	Significant inflation leads to an upward restatement of our assets, resulting in a substantial increase in depreciation and amortization expense; and

•	Given our net U.S. dollar liability position, devaluation of the peso as compared to the U.S. dollar results in the recording of net foreign exchange losses, and appreciation of the peso as compared to the U.S. dollar results in the recording of net foreign exchange gains.

Recent Changes in Our Accounting Policies

     Upon the takeover of Iusacell, our parent company, by MovilAccess on July 29, 2003, our new management conducted an analysis of our assets and developed a new business strategy in line with the critical financial condition of the company. As a result, in the third quarter of 2003, we changed some of our accounting policies, in accordance with Mexican GAAP.

•	Until September 30, 2003, we amortized the cost of handsets sold or given to our postpaid customer under exclusive service contracts on the basis of the term of such contracts to match costs with the timing of earned revenues. The average amortization period was twelve months. The cost of such handsets was included under “recoverable assets and other,” in our consolidated balance sheet, net of accumulated amortization. Such cost did not exceed market value.

Since September 30, 2003, the cost of such handsets is recorded in our income statement under “cost of telephone equipment sales and others” at the moment the contract is signed. The cumulative effect of this change in our accounting policies resulted in a loss of Ps.159.0 million for 2003. This amount represents the remaining balance of unamortized cost of handsets as of September 30, 2003 and is included under “cumulative effect of the adoption of new accounting pronouncement and change in accounting policy” in our income statement for 2003.

In addition, we reclassified as “cost of telephone equipment sales and other” Ps.226.0 million of the amortization for the period from January 1 to September 30, 2003 which had originally been recorded as “depreciation and amortization.” If this reclassification had been made for 2001 and 2002, our cost of telephone equipment sales and other would have been Ps.1,578.6 million and Ps.925.9 million, respectively, and the depreciation and amortization would have been Ps.1,660.1 million and Ps.1,787.4 million, respectively.

•	We adopted Bulletin C-8 “Intangible assets” issued by the MIPA beginning January 1, 2003. This statement requires intangible assets to be recognized on the balance sheet as long as they are identifiable, provide expected economic benefits and the company has control over such benefits. It also provides that intangible assets with an indefinite useful life should not be amortized and intangible assets with a definite life should be amortized systemically, based on the best estimate of their useful life as determined in accordance with the expected future economic benefits. These assets are subject to an annual evaluation of their recoverable value, to identify impairment losses.

During the third quarter of 2003, we wrote off assets for Ps.181.6 million. These assets mainly consisted of (i) pre-operating expenses originated by the start-up operations of our long distance and microwave lease business, (ii) certain payments made by us to Telmex related to the special projects implemented by Telmex to permit competition in long distance telephony. See Note 9c to our financial statements. We wrote-down Ps.35.2 million related to our handsets leasing business goodwill. We recorded these write-offs in our consolidated income statement for 2003 as a special item under “intangible assets’ write-offs.”

•	In the third quarter 2003, we wrote-off installation expenses of Ps.307.4 million and advance payments of Ps.86.9 million. The installation expenses related to improvements to (i) our former headquarters, (ii) our current headquarters that has since undergone new remodeling, and (iii) customer sales and service centers that are now operated by Elektra. The advance payments related to expenses we incurred while obtaining long-term financing, which were reclassified to current liabilities during 2003. These write-offs are presented under “other expenses, net” in our consolidated income statement for 2003.

•	During 2003, our management performed a study of our telecommunications equipment. Based on this study and on our new business plan, we wrote-down certain telecommunications equipment. This resulted in a charge to income of Ps.404.7 million, presented as a special item under “valuation of abandoned fixed assets” in our consolidated income statement for 2003.

•	We increased our net deferred tax asset valuation allowance, which was mainly originated by the effect of our tax loss carry forwards, reflecting uncertainty as to our ability to continue as a going concern. The realization of the net deferred tax asset depends on our ability to generate sufficient taxable income prior to the expiration of the tax loss carry forwards. Our management estimates that, considering our present critical financial condition, the realization of the tax loss carry forwards cannot be assured through the generation of sufficient taxable income during the applicable period.

Tower Monetization

     In December 1999, we entered into a series of agreements with MATC Celular. These agreements, which were amended in May 2002, among other things, gave MATC Celular the right to acquire approximately 350 existing towers. In December 2003, we entered into a new series of agreements with MATC Celular that, among other things, gave MATC Celular the right to acquire up to 143 additional towers for up to U.S.$31.4 million. During 2001, 2002 and 2003 we sold, and leased back space in, 244, 67 and 33 cellular towers, respectively, to MATC Celular. As of May 31, 2004 we had sold 36 additional towers. See Item 3, “Key Information — D. Risk Factors — Risk Factors Relating to Our Business — We may be unable to continue to sell towers to MATC Celular and use our assets as collateral for future indebtedness assumed by us.”

     In 2003, 2002 and 2001, we recorded other operating income of Ps.86.0 million, Ps.95.3 million and Ps.338.4 million in connection with our sale to MATC Celular of 33, 67 and 244 towers, respectively. However, the leasing of the towers from MATC Celular results in an increase in our operating expenses over the same periods. Under U.S. GAAP, the gain was deferred and recognized on a pro-rata basis over the life of the lease. See Note 18 to the Consolidated Financial Statements for a further discussion.

Results of Operations

     The following table presents results of operations data for the years ended December 31, 2002 and 2003.

	Year Ended December 31,
	2002	2003	Change
	Ps.	Ps.	%
	(In millions of constant December 31, 2003,
	pesos except percentages)
Total revenues	5,803.8	4,763.2	(17.9)
Cost of sales	(2,118.5)	(2,430.4)	14.7
Operating expenses	(1,854.6)	(1,872.8)	1.0
Depreciation and amortization	(2,206.1)	(1,953.7)	(11.4)
Other operating income	95.3	86.0	(9.7)
Operating loss	(280.0)	(1,407.7)	(402.7)
Special items	—	(621.5)	(100.0)
Other expenses, net	—	(307.2)	(100.0)
Integral financing costs	(697.9)	(580.8)	(16.8)

Net loss	(1,103.2)	(3,327.3)	(201.6)

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenues

     Total revenues consist of service revenues and telephone equipment and other revenues. Our service revenues are principally derived from the provision of mobile telephony service in Mexico. Our service revenues also include revenues attributable to in-roaming and long distance service revenue generated by our mobile telephony subscribers, revenues from the provision of telecommunication services in Mexico other than mobile telephony service, including long distance service revenues from non-mobile subscribers’ and revenues from the provision of data transmission, and paging services. Our service revenues include all Bulletin B-10 inflation adjustments on all service revenue line items, whether mobile telephony service revenues or other service revenues. Telephone equipment and other revenues consist primarily of revenues from the sales of mobile telephone equipment and accessories, as well as revenues attributable to out-roaming and revenues from the sale of dark fiber optic cable. Revenues attributable to out-roaming are passed through to the applicable host operator.

     The following table presents the sources of our revenues for the years ended December 31, 2002 and 2003:

	Year Ended December 31,
	2002		2003		Change
	Ps.	%	Ps.	%	%
		(In millions of constant pesos as of
		December 31, 2003, except percentages)
Service revenues	5,188.4	89.4	4,217.3	88.5	(18.7)
Telephone equipment and other revenues	615.4	10.6	545.9	11.5	(11.3)

Total revenues	5,803.8	100.0	4,763.2	100.0	(17.9)

Service Revenues. The table below presents service revenues by source for the years ended December 31, 2002 and 2003:

	Year Ended December 31,
	2002(1)		2003(1)		Change
	Ps.	%	Ps.	%	%
	(In millions of constant pesos as of
	December 31, 2003, except percentages)
Airtime(2)	2,736.2	52.8	2,146.7	50.8	(21.5)
Monthly fees	1,578.1	30.4	1,335.0	31.7	(15.4)
Long distance	453.6	8.7	327.6	7.8	(27.8)
Value-added services and in-roaming(3)	351.6	6.8	359.5	8.5	2.3
Other(4)	68.9	1.3	48.5	1.2	(29.6)

Total service revenues	5,188.4	100.0	4,217.3	100.0	(18.7)

(1)	Figures include intercompany eliminations.

(2)	Airtime includes amounts billed to other carriers for incoming minutes under the calling party pays modality, additional outgoing postpaid minutes to those included in the package contracted for and prepaid outgoing minutes net of unbilled minutes. Incoming and outgoing airtime is charged on a per-minute basis.

(3)	Includes fees for value-added services, such as call waiting, call transfer, emergency service, secretarial service and three-way calling, and revenues from premiums for surety bonds, insurance-related charges payable by subscribers, rural and public telephony and Iusacell’s cellular magazines, as well as in-roaming service revenue. Does not include charges for related airtime. Customers using short messaging value-added services such as news, weather, sports and entertainment reports are charged only for airtime. These revenues are therefore included in airtime.

(4)	Includes revenues from administrative services provided to our parent company, Iusacell.

     Service revenues decreased 18.7% in 2003 as compared to 2002. This decrease results mainly from increased competition in the market, lower prices and our inability, due to severe financial constraints, to react appropriately to this increased competition. In order to control costs, in 2003 we were forced to make significant cuts in our sales, marketing and distribution operations. In addition, we had to scale back our plans to build out and upgrade our wireless network.

     Postpaid customers declined by 10.6%, from 351,782 in 2002 to 314,493 in 2003. This decrease was due to lower gross postpaid additions in 2003. Prepaid customers decreased by 45.0%, from 1,692,511 customers in 2002 to 930,738 in 2003. The decline in 2003 reflects primarily (i) the disconnections related to the reduction of the period in which a prepaid customer can receive incoming calls but cannot make outgoing calls from 305 and 275 days (depending on the amount of airtime previously charged) to 90 days (see Item 4, “Information on the Company — B. Business Overview — Churn and Turnover”) and (ii) lower gross prepaid additions in 2003.

     Gross additions for 2003 totaled 567,646 customers, which represents a 47.5% decline from 2002. This decline resulted mainly from the significant cuts we were forced to make in our sales, marketing and distribution operations due to our critical financial condition, as well as to a shift in strategy towards sales of higher-value added products, rather than the low value prepaid segments.

     Postpaid subscriber churn decreased from an average monthly level of 3.6% in 2002 to 3.3% in 2003, as we adopted stricter collection procedures to reduce bad debt and implemented new loyalty and retention programs. However, our overall average monthly churn for the year increased to 6.3% in 2003 from 3.4% in 2002 primarily because of the substantial turnover that resulted from our decision to shorten the “incoming calls only period” of our prepaid customers.

     As a result of the 47.5% decline in gross additions, the higher churn rates and the changes in our policy for turning over prepaid customers, we registered a net reduction of 799,062 customers in 2003, as compared to net additions of 189,596 customers in 2002. This includes the removal during the second half of 2003 of approximately 556,000 customers who were determined to be inactive users under our new prepaid turnover policy.

     Monthly fees, airtime revenues and long distance revenues each decreased in 2003 as compared to 2002 primarily because of the reduction in postpaid subscribers.

     Blended average MOUs for 2003 increased 22.2%, from 63 minutes to 74 minutes, primarily due to (i) a higher proportion of postpaid customers in our subscriber base, and (ii) aggressive promotions aimed at increasing usage by offering lower per minute prices. Average monthly MOUs for postpaid customers increased 22.9%, to 263 minutes in 2003 from 214 minutes in 2002, while average monthly MOUs for prepaid customers increased 3.9%, from 29 minutes in 2002 to 30 minutes in 2003.

     Overall, ARPU decreased 0.5% from Ps.191 in 2002 to Ps.190 in 2003, as a result of a variety of promotions that involved lower per minute prices. Postpaid ARPU decreased 1.6% from Ps.693 in 2002 to Ps.682 in 2003, while prepaid ARPU declined 5.0% from Ps.80 in 2002 to Ps.76 in 2003.

     Telephone Equipment and Other Revenues. Telephone equipment and other revenues decreased 11.3% in 2003, from Ps.615.4 million in 2002 to Ps.545.9 million in 2003. This decrease was primarily due to lower postpaid handset sales, larger handset subsidies, lower revenues from out-roaming and lower sales of dark fiber in 2003.

Cost of Sales

     Cost of Services. Cost of services includes taxes and fees on revenues payable to the Mexican government, interconnection costs, and technical costs such as maintenance, repair costs, lease expenses, salaries of technical personnel and utilities on a pro-rata basis. Our cost of services declined 5.0% to Ps.1,530.8 million in 2003 as compared to Ps.1,611.2 million in 2002, primarily as a result of the implementation in the second half of 2003 of a stringent cost control policy. As a percentage of total revenues, cost of services increased to 32.1% in 2003 from 27.8% in 2002, because of the 17.9% decrease in total revenues in 2003.

     Cost of Telephone Equipment and Other. Cost of telephone equipment and other includes that portion of handset and accessory costs that are not capitalized, handset and accessory inventory obsolescence charges and the cost of dark fiber optic cable sold. Cost of telephone equipment increased 77.4% from Ps.507.2 million in 2002 to Ps.899.6 million in 2003 primarily due to (i) a change in accounting policy implemented in the third quarter of 2003 whereby we now expense immediately the cost of the handsets we give to our customers, instead of amortizing it over the life of the customer’s contract (See “ — Recent Changes in Our Accounting Policies”) and (ii) a more aggressive handset purchase campaign. These factors were offset in part by a decrease in purchases of dark fiber in 2003 as compared to 2002.

Operating Expenses

     Operating expenses increased 1.0% to Ps.1,872.8 million in 2003 from Ps.1,854.6 million in 2002. As a percentage of total revenues, operating expenses increased to 39.3% in 2003 from 32.0% in 2002 because of the 17.9% decrease in total revenues in 2003.

     Sales and advertising expenses decreased 7.5% from Ps.1,418.9 million in 2002, to Ps.1,312.5 million in 2003, primarily because of lower commission expenses due to lower gross additions, partially offset by an increase in advertising expenses in the second half of 2003. General and administrative expenses increased 28.6% to Ps.560.3 million from Ps.435.7 million in 2002, due mainly to severance payments made as a result of headcount reductions.

Other Operating Income

     We had other income of Ps.86.0 million in 2003 mainly as a result of the sale of 33 towers to MATC Celular, while in 2002, we had other income of Ps.95.3 million from the sale of 67 towers. See — “Tower Monetization.”

Depreciation and Amortization

     Depreciation and amortization expenses decreased 11.4% from Ps.2,206.1 million in 2002 to Ps.1,953.7 million in 2003, primarily due to a change in accounting policy implemented in the third quarter of 2003 whereby we now expense immediately the cost of the handsets we sell or give to our customers instead of amortizing it over the life of a customer’s contract. See “ — Recent Changes in our Accounting Policies.” Had we reclassified the amortization of handsets for 2002, we would have reported depreciation and amortization of Ps.1,787.4 million.

Special Items

     For 2003, we recorded a write-off of Ps.216.8 million corresponding to intangible assets and goodwill, a charge of Ps.404.7 million for the valuation of abandoned fixed assets and a write-off of Ps.394.3 million corresponding to installation expenses and capitalized debt issuance expenses. See a more detailed explanation in “ — Recent Changes in Accounting Policies.”

Tax Provisions

     Our tax provisions increased 113.1%, or Ps.141.7 million in 2003, due to the increase in our valuation allowance related to a deferred tax asset from our tax loss carry forwards. We decided to increase the valuation allowance by Ps.163.2 million due to uncertainty about the realization of tax loss carry forwards. See “ — Recent Changes in Accounting Policies”).

Integral Financing Cost

     Our integral cost of financing decreased by 16.8%, from Ps.697.9 million in 2002 to Ps.580.8 million in 2003. This decrease was mainly due to (i) a Ps.140.5 million decrease in foreign exchange losses in 2003 as a result of the effect of a lower rate of devaluation of the peso as compared to the U.S. dollar, our currency of indebtedness, in such year and (ii) a Ps.40.4 million decrease in 2003 in our net interest expense because of a Ps.130.3 million decrease in our debt resulting mainly from the payment of notes payable to Banco Santander Mexicano, S.A. (see Note 10d of our Consolidated Financial Statements).

     These decreases were offset in part by a Ps.63.8 million decrease in gain from monetary position in 2003 because of the effect of a lower rate of inflation in such year on our net monetary liability position.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenues

     The following table presents the sources of our revenues for the years ended December 31, 2001 and 2002:

	Year Ended December 31,
	2001		2002		Change
	Ps.	%	Ps.	%	%
		(In millions of constant pesos as of
		December 31, 2003, except percentages)
Service revenues	6,244.5	90.3	5,188.4	89.4	(16.9)
Telephone equipment and other revenues	667.3	9.7	615.4	10.6	(7.8)

Total revenues	6,911.8	100.0	5,803.8	100.0	(16.0)

Service revenues. The table below presents service revenues by source for the years ended December 31, 2001 and 2002:

	Year Ended December 31,
	2001(1)		2002(1)		Change
	Ps.	%	Ps.	%	%
		(In millions of constant pesos as of
		December 31, 2003, except percentages)
Airtime(2)	3,122.1	50.0	2,736.2	52.8	(12.4)
Monthly fees	1,915.7	30.7	1,578.1	30.4	(17.6)
Long Distance	713.7	11.4	453.6	8.7	(36.5)
Value-added services and in-roaming(3)	493.0	7.9	351.6	6.8	(28.7)
Other(4)	—	—	68.9	1.3	100.0

Total service revenues	6,244.5	100.0	5,188.4	100.0	(16.9)

(1)	Figures include intercompany eliminations.

(2)	Airtime includes amounts billed to other carriers for incoming minutes under calling party pays modality, additional outgoing postpaid minutes to those included in the package contracted for and prepaid outgoing minutes net of unbilled minutes. Incoming and outgoing airtime is charged on a per-minute basis.

(3)	Includes fees for value-added services, such as call waiting, call transfer, emergency service, secretarial service and three-way calling, and revenues from premiums for surety bonds, insurance-related charges payable by subscribers, rural and public telephony and Iusacell’s cellular magazines, as well as in-roaming service revenue. Does not include charges for related airtime. Customers using short messaging value-added services such as news, weather, sports and entertainment reports are charged only for airtime. These revenues are therefore included in airtime.

(4)	Includes revenues from administrative services provided to our parent company, Iusacell.

     Service revenues decreased 16.9% in 2002 as compared to 2001. This decrease results mainly from increased competition in the market, lower prices and our inability, due to severe financial constraints, to react appropriately to this increased competition.

     In 2002, postpaid customers declined by 12.9%, from 403,988 in 2001 to 351,782 in 2002, due to lower gross postpaid additions. Prepaid customers increased by 16.7% from 1,450,709 customers in 2001 to 1,692,511 in 2002. The increase in 2002 reflects our efforts at that time to expand that segment. “Incoming calls only” prepaid customers, the substantially majority of whom generate little traffic, grew by 51.3% from 768,076 customers in 2001 to 1,162,188 in 2002.

     Gross additions for 2002 totaled 1,080,683 customers, which represents a 2.9% increase over 2001. These additions were mainly derived from the strategic focus on prepaid additions during the first half of 2002. During the second half of 2002, however, we implemented a strategic shift, which triggered sales of higher-value products through changes in the commission structure, but actually resulted in a decrease in gross additions during the second half of 2002, particularly in the low value prepaid segments.

     Average monthly churn for the year declined from 3.9% in 2001 to 3.4% in 2002, although churn increased during the second half of the year as we actively sought to remove non- or low-revenue producing prepaid customers. Postpaid subscriber churn decreased from an average monthly level of 3.8% in 2001 to 3.6% in 2002 as a result of the adoption of strict collection procedures to reduce bad debt and the implementation of new activation policies and retention programs.

     As a result of higher gross additions and lower average churn, net additions increased 9.0%, from 173,947 customers in 2001 to 189,596 in 2002. This includes the extraordinary removal during the third quarter of 2002 of 44,506 customers who were determined to be inactive prepaid customers and were not taken into consideration in the blended churn rate for the year.

     Monthly fees decreased primarily due to fewer postpaid customers and an increase in the number of hybrid subscribers as a proportion of the total postpaid base, particularly during the first half of 2002. Airtime revenues decreased primarily as a result of fewer postpaid subscribers. Long distance revenue decreased mainly due to fewer postpaid subscribers and a higher proportion of incoming only subscribers in the prepaid subscriber base.

     Blended average monthly minutes of use (MOUs) for 2002 decreased 25.0%, from 84 minutes to 63 minutes, primarily due to a higher proportion of prepaid customers in our subscriber base. Average monthly MOUs for postpaid customers decreased 14.4%, from 250 minutes in 2001 to 214 minutes in 2002, mainly due to the increased proportion of hybrid customers who had lower consumption patterns than the remainder of the postpaid customer base. Average MOUs increased 3.6% among prepaid customers, from 28 minutes in 2001 to 29 minutes in 2002, primarily due to promotions aimed at increasing use by higher value customers in the prepaid customer base.

     ARPU decreased, 28.5% from Ps.267.0 in 2001 to Ps.191.0 in 2002, as a result of lower average MOUs and the higher proportion of prepaid customers in our customer base. Postpaid ARPU decreased 13.2% from Ps.798.0 in 2001 to Ps.693.0 in 2002, primarily as a result of a higher proportion of hybrid customers in our customer base. Prepaid ARPU declined 11.1% from Ps.90.0 in 2001 to Ps.80.0 in 2002, due to a higher proportion of lower revenue generating customers in the customer base during the first half of the year.

     Telephone Equipment and Other Revenues. Telephone equipment and other revenues decreased 7.1% in 2002, from Ps.667.3 million in 2001 to Ps.615.4 million in 2002. This decrease was primarily due to lower postpaid handset sales and lower revenues from out-roaming in 2002.

Cost of Sales

     Cost of Services. Our cost of services declined by 0.7% to Ps.1,611.2 million in 2002 as compared to Ps.1,622.9 million in 2001. This decrease resulted from stringent financial controls we implemented in 2002, despite higher lease costs associated with an increased number of non-strategic towers sold to and leased back from MATC Celular during the year. See “ — Tower Monetization.” As a percentage of total revenues, cost of services increased to 27.8% in 2002 from 23.5% in 2001, primarily because of the 16.0% decrease in total revenues in 2002.

     Cost of Telephone Equipment and Other. Cost of telephone equipment and other increased 22.1% in 2002 from Ps.415.6 million in 2001 to Ps.507.2 million primarily due to partial subsidizing of telephones sold to prepaid customers and higher cost of dark fiber optic sales. Until September 30, 2003, the cost of a handset given to a postpaid customer was amortized over 12 months, the average length of our service contract, instead of being immediately expensed in the period in which the customer receives the handset.

Operating Expenses

     Operating expenses decreased 24.0% from Ps.2,440.2 million in 2001 to Ps.1,854.6 million in 2002. As a percentage of total revenues, operating expenses decreased from 35.3% in 2001 to 32.0% in 2002.

     Sales and advertising expenses decreased 21.9%, from Ps.1,817.2 million in 2001 to Ps.1,418.9 million in 2002, primarily because of higher television advertising rates as well as expenses incurred in association with the consolidation of Region 8 cellular service into our business in 2001. General and administrative expenses decreased 30.1% from Ps.623.0 million in 2001 to Ps.435.7 million in 2002, due to the implementation in 2002 of stringent cost controls, lower headcount and restructured compensation plans.

Other Operating Income

     We had other income of Ps.95.3 million in 2002 mainly from the sale of 67 towers to MATC Celular. In 2001, we had other income of Ps.338.4 million from the sale of 244 towers. See “ — Tower Monetization.”

Depreciation and Amortization

     Depreciation and amortization expenses decreased 21.9% from Ps.2,823.2 million in 2001 to Ps.2,206.1 million in 2002, primarily due to a reduced level of capital expenditures during the period, lower handset amortization expenses attributable to lower postpaid gross additions, more cost-effective handset purchases and better targeted handset subsidies for high-value customers.

Integral Financing Results

     Our integral cost of financing increased from Ps.137.5 million in 2001 to Ps.697.9 million in 2002. This increase was mainly due to Ps.527.3 million in foreign exchange losses recorded in 2002 as compared to a Ps.105.3 million gain in 2001, resulting from a change from a 4.8% appreciation of the peso in relation to the U.S. dollar in 2001 to a 13.8% devaluation in 2002.

     This increase was offset in part by (i) a Ps.48.0 million increase in gain from monetary position in 2002 because of the effect of a higher rate of inflation in such year on our net monetary liability position, and (ii) a Ps.24.2 million decrease in net interest expense in 2002 mainly due to a higher interest income in 2002.

Income Tax, Asset Tax and Employees’ Profit Sharing

     Beginning January 1, 1999, as a result of Mexican Income Tax Law amendments, we must limit our tax consolidation to 60% of all our subsidiaries, except for four entities (Iusatel, S.A. de C.V., Iusatelecomunicaciones, S.A. de C.V., Infotelecom, S.A. de C.V. and Punto-a-Punto Iusacell, S.A. de C.V.) which are not included in our annual consolidated income tax return (although they are consolidated for financial reporting purposes), because we do not hold more than 50% of the voting shares of such subsidiaries. We plan to acquire at least 51% of the capital stock of three of these subsidiaries by not later than the fourth quarter of 2005. Once we do, we will be able to include these subsidiaries in our tax consolidation. See Item 10, “Additional Information — C. Material Contracts — Acquisition of Equity Interests in Certain Subsidiaries” for a description of these planned acquisitions.

     In December 2000, the Mexican Finance Ministry (Secretaría de Hacienda y Crédito Público) ruled that we could prepare consolidated tax returns for ourselves and the subsidiaries in which we hold a majority of voting shares and thereby apply our net operating loss carry forwards against our and such subsidiaries’ profits. In April 2001, the Mexican Finance Ministry ruled that Iusacell Celular’s net operating loss carry forwards could be transferred to Iusacell, so that Iusacell could apply such net operating loss carry forwards against its and its majority-owned subsidiaries’ tax result.

     Iusacell Celular and its subsidiaries pay an alternative net asset tax, which is levied on the average value of substantially all assets less certain liabilities. This tax, which is 1.8% of the taxable base, is required to be paid if the amount of the asset tax exceeds the computed income tax liability. We recorded provisions of Ps.160.9 million, Ps.116.1 million and Ps.103.9 million for asset tax for 2001, 2002 and 2003 respectively. These taxes may be applied in subsequent years against income tax payments, to the extent income tax liabilities for such years exceed the net asset tax calculation. Due to net losses, we paid no income taxes in 2001, 2002 and 2003 and paid the asset taxes specified above.

     In 2002, due to the change in the statutory income tax rate which became effective in 2003, Iusacell Celular and its subsidiaries reduced the deferred tax asset in 2002, resulting in a provision of deferred income tax of Ps.9.2 million. During 2003, we decided to increase the net deferred asset valuation allowance which is mainly originated by the effect of the tax loss carry forwards, reflecting the uncertainty about our ability to continue as an ongoing concern. The realization of the net deferred tax asset heavily depends on generating sufficient taxable income prior to expiration of the tax loss carry forwards. Our management estimates that, considering our present critical financial condition, the realization of the tax loss carry forwards cannot be assured through the generation of sufficient taxable income during the applicable period. See — “Recent Changes in our Accounting Policies” and note 18 to the Consolidated Financial Statements for a discussion of our tax loss carry forwards.

     We and our subsidiaries are required under Mexican law to pay their employees, in addition to their required compensation and benefits, profit sharing in an aggregate amount equal to 10% of the taxable income of the relevant subsidiary (calculated without reference to inflation adjustments or amortization of tax loss carry forwards). There was no statutory profit sharing in any periods presented.

Critical Accounting Policies and Estimates

     We have identified certain key accounting policies on which our consolidated financial condition and results of operations are dependent. These key accounting policies most often involve complex matters or are based on subjective judgments or decisions that require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience, where applicable, and other assumptions that we believe are reasonable under the circumstances. Actual results may differ from our estimates under different assumptions or conditions. In the opinion of our management, our most critical accounting policies under both Mexican GAAP and U.S. GAAP are those that require management to make estimates and assumptions that affect the reported amounts related to the accounting for revenue recognition, allowance for doubtful accounts, the evaluation of long-lived assets, property plant and equipment, goodwill, and deferred taxes. For a full description of all of our accounting policies, see Notes 4 and 18 to the Consolidated Financial Statements included in this Annual Report.

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

Revenue Recognition

     Mobile telephony airtime is recorded as revenue as service is provided. Until December 31, 2001, revenue from the sale of prepaid cards was recognized at the date of sale. We had recognized the revenue on the sale of prepaid cards at the date of sale rather than on a deferred basis because the length of the average consumption period for such prepaid cards was not significant, i.e., approximately one to one-and-a-half months, and it was not material to results of operations for 2001 and 2000. Starting January 1, 2002, we started to recognize revenue from the sale of the prepaid cards as service is provided because of the increasing length of the average consumption period for such prepaid cards. Revenues from the sale of prepaid cards associated with services that have not been provided are deferred until the services are provided and are included in the line item “taxes and other payables” in the accompanying consolidated balance sheets. Sales and cost of sales of equipment and related services are recorded when goods are delivered and services are provided. Cellular access charges are billed in advance and recognized when the services are provided. Other revenues, mainly from paging and long distance services, are recognized when the related services are provided.

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

Evaluation of Long-Lived Assets

     We recognize on our balance sheets certain long-lived assets and capitalized costs including goodwill and property, plant and equipment. These assets are assigned useful lives which impact annual depreciation and amortization expense, the assignment of which involves significant judgments and estimates. These long-lived assets are evaluated for impairment on a periodic basis and we recognize an impairment to the extent we believe that the carrying value is no longer recoverable from future cash flows. Factors we take into consideration include the future undiscounted cash flows to be generated by the assets and the possible impact that inflation may have on our ability to generate cash flow since, with inflation accounting, the carrying value is restated for inflation prior to performing an impairment analysis. Key assumptions we evaluate in preparing an undiscounted cash flow analysis include inflation, currency fluctuations and future revenue growth. The use of different estimates or assumptions within our undiscounted cash flow model could result in undiscounted cash flows lower than the current carrying value of our assets, therefore requiring the need to compare the carrying values to their fair values. Our estimates and assumptions take into consideration all relevant business and market factors which are known to us at the time, some of which may change in future periods due to factors outside of our control (including shareholder strategic decisions). Should these factors adversely change in future periods, we would be required to reevaluate the carrying value of our long-lived assets and cash flow impairment calculations could possibly change.

     During 2003 we wrote-off some long-lived assets in light of the current situation of the Company as follows:

a.	As discussed in Note 4n. to our Consolidated Financial Statements, during 2003 we wrote down intangible assets for Ps.181.6 million that mainly consisted of: (i) Pre-operating expenses originated by our long distance and microwave lease business start-up operations in Mexico and (ii) certain payments made by the Group to Telmex related to the special projects implemented by Telmex to permit competition in long distance telephony (see Note 12c to our Consolidated Financial Statements). This write down of intangible assets is presented as a special item in our consolidated income statement for 2003.

b.	During the third quarter of 2003, we wrote-off installation expenses for Ps.307.4 million and advance payments for Ps.86.9 million, these advance payments related to the expenses in which we incurred while obtaining long-term financing, which were reclassified to current liabilities during 2003. This write-off is presented in the other expenses, net, line in our consolidated income statement for 2003.

Property, Plant and Equipment

     We depreciate property, plant and equipment and other intangible assets with a definite life using straight-line methods over the period of time we estimate we will benefit from each asset.

     The cost of mobile wireless telephones given to customers under exclusive service contracts was amortized on a straight-line basis until September 30, 2003. During 2001, we reduced the amortization period of mobile wireless telephones from an average of 18 months to 12 months. The term of service contracts varies on a customer by customer basis. Due to the cost-ineffectiveness of tracking phones on an individual contract basis for amortization purposes, we estimate the average term of our contracts based on current trends.

     During the third quarter of 2003, we changed the accounting policy for the telephones given to our customers under exclusive service contracts. As a result, the cost of such telephones is recorded in the income statement at the moment when the contract is signed and such cost is included as a part of the cost of equipment sales and other, in the consolidated statement of income. The cumulative effect of this change in accounting policy resulted in a loss for the year for 2003 of Ps.159.0 million related to the remaining balance of telephones being amortized as of that date, amount that is included in the line cumulative effect of the adoption of the new accounting pronouncement and change in accounting policy, in our consolidated income statement for the year ended December 31, 2003.

     In addition to the effect of this change, we reclassified Ps.226.0 million of the amortization for the period from January to September 2003, which was originally recorded in depreciation and amortization for the period, in the line item “to cost of telephone equipment sales and other.” If this reclassification had been made for the years ended December 31, 2002 and 2001, the cost of telephone equipment sales and other would have been of Ps.925.9 million and Ps.1,578.6 million, respectively, and the depreciation and amortization would have been Ps.1,787.4 million and Ps.1,660.1 million, respectively.

Goodwill

     Under Mexican GAAP, we amortize goodwill on a straight-line basis over a period of 20 years. We cancelled goodwill for Ps.35.2 million during the fourth quarter of 2003 related to our handset leasing business. This amount is recorded under “Intangible assets write-off.” For a discussion of goodwill under U.S. GAAP, see Note 18g to the Consolidated Financial Statements.

Deferred Taxes

     At December 31, 2002, we had recorded a net deferred tax asset mainly reflecting the benefit of tax loss carry forwards. However, during the third quarter of 2003, we increased our valuation allowance due to changes in our business plan and estimates brought by our change of control. The realization of the net deferred tax asset depends on generating sufficient taxable income prior to the expiration of the tax loss carry forwards. Considering the present financial situation of Iusacell, we cannot assure you that we will generate sufficient taxable income during the following years to realize our tax loss carry forwards. Our estimates and assumptions take into consideration all relevant business and market factors which are known to us at the time, some of which may change in the future due to factors outside our control (including shareholder strategic decisions). Should these factors adversely change in the future, we may be required to record a deferred tax liability.

     B. LIQUIDITY AND CAPITAL RESOURCES

General

     Our liquidity requirements include working capital, purchases of network equipment, interest and principal payments on outstanding indebtedness and acquisitions of and strategic investments in businesses. We have financed our growth to date through equity contributions from our previous principal shareholders, public offerings and private placements of debt and equity securities, bank debt and vendor financing.

     Funds from operating activities and other sources have not been sufficient to enable us to make:

•	the U.S.$7.5 million interest payment on our 10% senior notes due 2004 which was due on July 15, 2003 and the U.S.$150.0 million principal payment and accrued interest which became due upon acceleration on September 11, 2003,

•	the U.S.$265.6 million principal payment on our senior refinancing secured loan which was due on March 31, 2004 because of the automatic acceleration of the maturity date of the loan as a result of our failure to refinance the Iusacell Celular senior notes by such date, and

•	the U.S.$7.0 million principal payment on a promissory note due to Elektra on October 30, 2003.

     In addition, funds will not be sufficient to meet our debt service and principal amortization requirements, working capital requirements and capital expenditure needs for our existing businesses through 2004. Our future operating performance and ability to service and repay our indebtedness will be subject to many factors, including a successful debt restructuring, future economic and competitive conditions and to financial, business and other factors, many of which are beyond our control.

Capital Expenditures

     We plan capital expenditures for 2004, 2005 and 2006 to total approximately U.S.$252.8 million, not including capitalized interest. We anticipate that approximately U.S.$90.2 million of such capital expenditures will need to be invested during 2004, in order to make investments in the central regions and expand the advance data network capabilities into other key cities, among other things.

     As we make additional investments in our mobile telephony network and pursue long distance and data transmission opportunities, we will also need additional external funding in 2005 and beyond. Furthermore, the investments required to keep pace with technological change, such as extended coverage on third-generation wireless telecommunication equipment, will require additional capital resources. During the first quarter of 2004, we invested approximately U.S.$8.0 million in our cellular regions to expand our coverage.

     The degree and timing of capital expenditures will remain strongly dependent on the nature, timing and success of our debt restructuring efforts, the competitive environment and economic developments in Mexico, including inflation and exchange rates, the timing of regulatory actions and on the availability of new funding from suitable debt and/or equity financing.

     The failure to obtain funding for capital expenditures will materially adversely affect our ability to compete effectively against better capitalized competitors and to withstand downturns in our business or in the Mexican economy generally. Furthermore, this would limit our ability to pursue business opportunities that may be in our interest.

     In 2003, the total amount of our capital expenditures was U.S.$17.0 million, which we invested to maintain our coverage and improve our information systems.

     Our total capital expenditures in 2002 were U.S.$63.4 million. Of this amount, approximately U.S.$58.2 million was used primarily for the development of the cellular network in the central regions and to construct new and remodel existing customer and sales services centers. The balance of U.S.$5.2 million was primarily used to develop and increase the quality of our cellular network in Region 8 in southern Mexico.

     Our total capital expenditures in 2001 were U.S.$193.0 million, of which approximately U.S.$189.8 million were used primarily for the development of the cellular network and to construct new and remodel existing customers and sales services centers.

Our Indebtedness

     As of December 31, 2003, our total consolidated indebtedness, including trade notes payable, was Ps.4,667.4 million. As described below, we are in default under substantially all of our indebtedness for, among other things, our failure to make interest and/or principal payments. We believe that if our financial situation does not improve or we are unable to restructure our debt, we will be unable to recommence the servicing of our debt and operate as a viable company. We may be forced to file for bankruptcy, liquidate or reorganize, which would materially adversely affect the value and market price of our equity and debt securities and the claims of our equity or debt holders, who could lose some or all of their investment. See Item 3, “Key Information — Risk Factors — Factors Relating to our Liquidity and Financial Condition.”

     The following is a description of our principal indebtedness.

Senior Refinancing Secured Loan

     On March 29, 2001, we completed the refinancing of our senior secured credit facility by entering into a U.S.$265.6 million Amended and Restated Senior Secured Credit Loan Agreement, which we refer to as the senior refinancing secured loan, which consists of:

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

     The senior refinancing secured loan provides for principal payments in equal quarterly installments beginning on May 31, 2004 and maturing on February 28, 2006. However, the loan also provides that in the event that the

Iusacell Celular senior notes have not been refinanced by March 31, 2004, the maturity date for the loan would be accelerated to such date. Since the refinancing of the Iusacell Celular senior notes has not occurred, the outstanding amount under the senior refinancing secured loan has been automatically accelerated. We failed to make the U.S.$265.6 million principal payment on March 31, 2004.

     We are also not in compliance with certain financial covenants.

Iusacell Celular Senior Notes

     In July 1997, we issued U.S.$150.0 million of its 10% Senior Notes due 2004, under an indenture dated as of July 25, 1997 among Iusacell Celular, the subsidiaries of Iusacell Celular guaranteeing the Iusacell Celular senior notes and First Union National Bank (now Wachovia Bank National Association), as trustee. Substantially all of the Iusacell Celular senior notes were exchanged in January 1998 for identical 10% Senior Notes due 2004, which are also governed by the indenture, pursuant to an exchange offer registered with the SEC.

     The indenture limits, among other things, our ability to make dividend payments to Iusacell (our parent company), to incur indebtedness and make certain investments. In addition, all amounts due under the Iusacell Celular senior notes are secured by a second priority lien on its cellular concessions and certain equipment.

     We failed to make a U.S.$7.5 million interest payment on July 15, 2003. On September 11, 2003, we were notified by holders representing over 50% of the senior notes outstanding that they had elected to accelerate the principal payment of the notes. On January 14, 2004, certain holders of the notes initiated an action in a New York state court seeking payment and other remedies. We have not made any principal or interest payments since we failed to make payment on July 15, 2003.

     We are also not in compliance with certain financial covenants.

Debt Restructuring

     In December 2002, our parent company, Iusacell, engaged Morgan Stanley as financial advisor to assist us in developing a comprehensive debt restructuring plan. In July 2003, we terminated the mandate with Morgan Stanley and appointed a team of executives and advisors from companies controlled by Mr. Salinas Pliego to continue the effort of developing a comprehensive restructuring plan. In March 2004, Iusacell hired Hill Street Capital as new financial advisors. We are still in the process of developing a comprehensive restructuring proposal and building the different communications channels with our creditors. We cannot assure you that we will be able to complete a successful restructuring or that we will be able to achieve it on a timely basis.

Hedging Activities

     We currently do not carry out any hedging activities.

Changes in Financial Position

     Historically, our cash generated from operating activities has not been sufficient to meet our debt service, working capital and capital expenditure requirements. We have relied on the capital markets for new equity and debt financing, vendor financing and borrowings and equity contributions from our principal shareholders to meet such funding needs. For the years ended 2001, 2002 and 2003, our earnings were insufficient to cover our fixed charges by Ps.84.9 million, Ps.1,464.0 million and Ps.3,389.6 million, respectively.

     Our total consolidated debt, including notes payable to suppliers, was Ps.4,667.4 million at December 31, 2003. At December 31, 2003, our ratio of debt to total capitalization was 49.4% compared to 36.4% at December 31, 2002.

Cash Flows From Operating Activities

     We used cash flows from operating activities of Ps.79.1 million, Ps.530.8 million, and Ps.2,457.6 million in 2003, 2002 and 2001, respectively. The decrease in 2003 was primarily due to higher inventory purchases and a greater net loss in 2003 compared to 2002, offset by efficiencies in cash flow management that increased the turnover on accounts payable, increases in our accounts receivable and the non-payment of interest due under our indebtedness in 2003.

Cash Flows from Financing Activities

     Net cash provided by financing activities was Ps.25.7 million, compared to Ps.332.2 million in 2002 and Ps.548.9 million in 2001. The decrease in 2003 was mainly attributable to a decrease in proceeds from long-term debt and in trade notes payable, offset in part by principal payments of long-term debt made in 2002.

Cash Flows Used for Investing Activities

     Net cash used in investing activities was Ps.96.8 million in 2003, compared to Ps.840.0 million in 2002. This decrease is primarily attributable to our critical financial condition, which has not allowed us to raise sufficient funds to invest in the build out and upgrade of our wireless network. In 2001, net cash used in investing activities was Ps.3,196.4 million.

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

Regulatory Developments

Calling Party Pays

     We are currently discussing with COFETEL and Telmex the possibility of extending the calling party pays (“CPP”) modality to all incoming long distance calls. If CPP is extended to all incoming long distance calls, we believe that this change would have a positive impact on our long distance revenues. We cannot assure you that COFETEL and Telmex will agree to implement this change.

International Long Distance Service

     In 1996, COFETEL established a uniform rates and proportional return system for international traffic. In June 2004, as a result of a complaint under the World Trade Organization, Mexico agreed to eliminate the proportional return system and permit free negotiations between international carriers to terminate their calls. At this moment, COFETEL is in the process of drafting the new rules. We believe that free negotiations between international carriers will result in a reduction of the price of long distance calls. We cannot predict whether such reduction will have a positive impact on our long distance revenues by generating a greater volume of calls, or a negative impact resulting from a loss of business to competitors which could offer better prices than us.

Service and Technological Developments

Short Message Service (SMS)

     In December 2003, Iusacell signed an agreement with other mobile companies to allow our respective customers to exchange short messages. Iusacell cannot predict whether short messages will have an adverse impact on the volume of voice calls and its final impact over revenues.

Multimedia Message Service (MMS)

     In the second half of 2004, Iusacell will launch several applications of MMS such as music, sounds and photos. We cannot predict whether it will be possible to exchange MMS between carriers. We believe that MMS may have a positive impact on our revenues.

Voice over Internet Protocol (VoIP)

     In recent years, the market started to accept the VoIP telephone service as a close substitute of long distance service. As a result of this competition, we anticipate a strong reduction in long distance rates and the introduction of monthly flat rates for unlimited calls. We believe that these changes may have a negative impact on our long distance revenues.

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

     F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Iusacell Celular Contractual Obligations

     The following table outlines our obligations for payments under our consolidated indebtedness, operating leases and purchase obligations for the periods indicated using balances as of December 31, 2003.

     The following table does not reflect as current the effects of our default under certain of our obligations that have not yet been declared immediately due and payable. Depending on subsequent events and the progress of our restructuring efforts, we expect our payment obligations to change.

Payments due by Period

(Figures in thousands of U.S. Dollars as of December 31, 2003)

Indebtedness(1)	2004	2005	2006	2007	Thereafter	Total
Senior refinancing secured loan(2)	265,622	—	—	—	—	265,622
Senior notes due 2004	150,000	—	—	—	—	150,000

Total indebtedness	415,622	—	—	—	—	415,622

Operating Leases(3)	2004	2005	2006	2007	Thereafter	Total
MATC Celular	31,863	33,224	34,643	36,124	122,779	258,633
Buildings and others	3,666	3,845	4,037	4,238	11,081	26,867

Total operating leases	35,529	37,069	38,680	40,362	133,860	285,500]

Acquisitions	2004	2005	2006	2007	Thereafter	Total
Jose Ramon Elizondo	1,421	5,094	—	—	—	6,515
Total Contractual Obligations	452,572	42,163	58,680	40,362	133,860	707,637

(1)	These amounts are principal payments.

(2)	The principal payments under this loan were automatically accelerated to March 31, 2004.

(3)	These amounts include minimum lease payments.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     A. DIRECTORS AND SENIOR MANAGEMENT

Directors

     Our by-laws provide that our Board of Directors must consist of no less than five and no more than twenty Directors. Resolutions of the Board of Directors will be valid when approved by a majority vote of the members present, except for certain matters that require an unanimous vote. The Chairman of the Board has the tie-breaking vote. Mr. Ricardo B. Salinas Pliego is the Chairman of the Board of Directors. See Item 7, “Major Shareholders and Related Party Transactions — Major Shareholders — Governance” for a description of Iusacell’s by-laws.

     Our by-laws authorize alternate directors to serve on the Board of Directors in place of directors who are unable to attend meetings or otherwise participate in the activities of the Board of Directors.

     On April 30, 2004, Iusacell elected new directors who will hold office for a period of one year and until the election of their successors at a duly convened general ordinary shareholders meeting.

     The following table presents information with respect to our directors as of the date hereof:

Name	Age	Position(s)
Ricardo Benjamín Salinas Pliego	48	Chairman of the Board of Directors
Pedro Padilla Longoria	38	Vice Chairman of the Board of Directors
Gustavo Guzmán Sepúlveda	50	Director
Luis Jorge Echarte Fernández	59	Director
Joaquin Arrangoiz Orvañanos	47	Director

     Upon the acquisition by MovilAccess of a 74.6% equity interest in Iusacell on July 29, 2003, and through MovilAccess’s ownership of Iusacell, the then Board of Directors of Iusacell Celular was replaced wholesale with new members, the majority of whom are current members of the Board. All the members of the Board are also Directors and/or executive officers of other companies controlled by Mr. Salinas Pliego.

Executive Officers

     The following table presents information relating to our executive officers as of the date hereof:

Name	Age	Position(s)
Gustavo Guzmán Sepúlveda	50	Chief Executive Officer
José Luis Riera Kinkel	38	Chief Financial Officer
Ricardo Benjamín Salinas Pliego	48	Executive Director
Pedro Padilla Longoria	38	Executive Director
Eduardo Kuri Romo	34	Director, Systems
Alejandra Ibargüengoitia Vázquez Aldana	34	Director, Marketing
Néstor Bergero Faustinelli	46	Director, Technology
Federico Bellot Castro	61	Director, Sales
Julián Aldeco Correa	28	Director, Postpaid Products
Patricio Medina Moya	33	Director, Prepaid Products
Alexander Elgqvist Payró	31	Director, Logistics and Distribution
Fernando José Cabrera García	39	General Counsel and Secretary non-member of the Board

     Upon the acquisition by Movil Access of a 74.6% equity interest in Iusacell on July 29, 2003, and through MovilAccess’s ownership of Iusacell, the then management of Iusacell Celular was replaced wholesale with new executive officers, the majority of whom are our current officers.

Biographies

     Ricardo B. Salinas Pliego. Mr. Salinas Pliego has been Chairman of the Board and Executive Director of Iusacell Celular since July 29, 2003. Mr. Salinas Pliego has also been Chairman of the Board and Executive Director of Iusacell since July 29, 2003, Chairman of the Board of Directors of TV Azteca since 1993, Chairman of the Board of Grupo Elektra since 1993, Director of Unefon since 1999 and President of Unefon since 1998. Mr. Salinas Pliego also serves on the Board of Directors of numerous other Mexican companies, including Azteca Holdings, Grupo Dataflux, Biper, Cosmofrecuencias and Todito. Mr. Salinas Pliego received a degree in accounting from the Instituto Tecnologico de Estudios Superiores Monterrey and received an MBA from the Freeman School of Business at Tulane University.

     Pedro Padilla Longoria. Mr. Padilla has been a member of the Board of Directors and Executive Director of Iusacell Celular since July 29, 2003. Mr. Padilla has also been a member of the Board of Directors and an Executive Director of Iusacell since July 29, 2003 and a Director of TV Azteca since 1993. Mr. Padilla is also the Chief Executive Officer of TV Azteca. Mr. Padilla also serves on the Board of Directors of Azteca Holdings, Grupo Elektra, Biper, Unefon and Cosmofrecuencias. Mr. Padilla received a degree in law from the Universidad Nacional Autónoma de Mexico.

     Gustavo Guzmán Sepúlveda. Mr. Guzmán has been a member of the Board of Directors of Iusacell Celular and its Chief Executive Officer since July 29, 2003. Mr. Guzmán has also been a member of the Board of Directors and the Chief Executive Officer of Iusacell since July 29, 2003, and the Director of the Soccer Division of TV Azteca since 1993. Mr. Guzmán was the General Director of Sales, Local Stations and Special Events of TV Azteca from 1993 to July 2003. Mr. Guzmán received a bachelor’s degree in communication from the Instituto Tecnologico de Estudios Superiores Monterrey.

     Luis J. Echarte Fernández. Mr. Echarte has been a member of the Board of Directors of Iusacell Celular since July 29, 2003. Mr. Echarte has also served as a member of the Board of Directors of Iusacell since July 29, 2003, and as a Director of TV Azteca since November 1999. Prior to joining TV Azteca, Mr. Echarte was Grupo Elektra’s Chief Financial Officer. He joined Grupo Elektra in 1994. Mr. Echarte also serves as Chief Executive Officer of Azteca International and on the Boards of Directors of Biper, Azteca International Corporation and Foamex International Inc. Mr. Echarte holds undergraduate degrees from Memphis State University and the University of Florida and has completed the Executive Management Program at Stanford University.

     Joaquin Arrangoiz Orvañanos. Mr. Arrangoiz has been a member of the Board of Directors of Iusacell Celular since April 30, 2004. Mr. Arrangoiz has also served as a member of the Board of Directors of Iusacell since October 17, 2003, as a Director of TV Azteca since 1998 and Co-General Director of Sales of TV Azteca since 1993. Mr. Arrangoiz received a degree in administration from Anahuac University.

     José Luis Riera Kinkel. Mr. Riera has served as Chief Financial Officer of Iusacell Celular since July 29, 2003. Mr. Riera has also been the Chief Financial Officer of Iusacell since July 29, 2003. Prior to joining Iusacell Celular, Mr. Riera held several positions, including the positions of General Director of Corporate Finance of Elektra and Chief Financial Officer of Unefon from March 1998 to July 2003. Mr. Riera received an engineering degree from Universidad Panamericana and a master degree in business administration from Instituto Panamericano de Alta Dirección de Empresas (IPADE).

     Eduardo Kuri Romo. Mr. Kuri has served as Systems Director of Iusacell Celular since July 29, 2003. Mr. Kuri has also been the Systems Director of Iusacell since July 29, 2004. Prior to joining Iusacell Celular, Mr. Kuri worked at TV Azteca as Engineering and Systems Director from June 1998 to July 2000, as General Director of Signal Distribution from January 1997 to June 1998, as Technical Support and National Network Director from April 1996 to January 1997 and as Technical Support Manager from May 1995 to April 1996. Mr. Kuri received an engineering degree in electronics and systems from Universidad La Salle and also has completed a High Management Seminar Program from the IPADE.

     Alejandra Ibargüengoitia Vazquez Aldana. Ms. Ibargüengoitia has served as Marketing Director of Iusacell Celular since January 2004. Ms. Ibargüengoitia has also been a Marketing Director of Iusacell since January 2004. From July 2003 to January 2004, Ms. Ibargüengoitia served as Corporate Sales and Marketing Services Director of Iusacell. Ms. Ibargüengoitia worked at TV Azteca as Promotions Director from December 2001 to July 2003, as Promotions Manager from March 2000 to December 2001, as Sales Manager from December 1996 to March 2000, and as Sales Executive from January 1995 to December 1996. Previously, Ms. Ibargüengoitia worked in areas related to marketing in different companies such as Seagram de México, SA de C.V. Ms. Ibargüengoitia received a marketing degree from Instituto Tecnológico de Estudios Superiores de Occidente (ITESO) and has also completed seminar programs in Marketing and Management from Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM).

     Néstor Bergero Faustinelli. Mr. Bergero was appointed Director of Technology of Iusacell Celular in July 29, 2003. Mr. Bergero has been responsible for Iusacell Celular Technology division since January 2003. Mr. Bergero has also been the Director of Technology of Iusacell since July 29, 2003. Prior to these appointments, Mr. Bergero served as Chief Technology Officer and as a member of the Board of Directors of CTI Movil in Argentina since June 2000. Mr. Bergero served in a variety of engineering, planning and network positions in CTI Movil for over nine years. Previously he served as Engineering Manager of Telecom, S.A. and in a variety of management positions in companies such as Telintar, S.A., the Government of Córdoba, Argentina, and Sancor Cooperativas Unidas Limitadas in Argentina. He holds a degree with honors in electronic and electrical engineering from the Universidad Nacional de Córdoba, and he completed a management development program at the Universidad Austral in Argentina.

     Federico Bellot Castro. Mr. Bellot has served as Sales Director of Iusacell Celular since July 29, 2003. Mr. Bellot also serves as Sales Director of Iusacell since July 29, 2003. Prior to joining Iusacell Celular, Mr. Bellot served as Regional Sales Director at Unefon from September 1998 to July 2003, where he was responsible for increasing the sales of telecommunications services in all the regions of the country. Mr. Bellot served as General Director of Radio Cel, S.A. de C.V., a trunking services company, from 1991 to 1993. Mr. Bellot has also worked in areas related to management in different companies and industries such as Ranver, S.A., Productora Nacional de Redes, Ocean Garden Products and FIPESCO (Brazil). Mr. Bellot received an accounting degree from Universidad del Valle de Mexico and a masters degree in marketing from Fundação Getulio Vargas (Río de Janeiro, Brazil).

     Julián Gerardo Aldeco Correa. Mr. Aldeco has served as Director of Postpaid Products since May 2004. Mr. Aldero also serves as Director of Postpaid Products of Iusacell since May 2004. Before assuming these positions, Mr. Aldeco served as Customer Service Director of Iusacell from October 2003 to March 2004. Mr. Aldeco also served as Loyalty and Retention Operations Director of Iusacell from November 2002 to September 2003. Before joining Iusacell, Mr. Aldeco served as Loyalty Operations Manager for the Mexican affiliate of DirecTV, an entertainment company, from November 2000 to October 2002. Mr. Aldeco also served as Customer Relationship Center Process Engineering and Quality Sub-Director at Citibank N.A. from January 1999 to October 2000. Mr. Aldeco holds a degree in economics from Universidad Iberoamericana in Mexico.

     Patricio Medina Moya. Mr. Medina has served as Director of Prepaid Products of Iusacell Celular since February 2003. Mr. Medina has also been the Director of Prepaid Products of Iusacell since February 2003. Before joining Iusacell Celular, Mr. Medina was a Senior Management Telecommunications Consultant at NGC — Cap Gemini Ernst & Young’s affiliate in Argentina from October 1999 to December 2002, where he was responsible for managing key accounts in the telecommunications business and for new business development projects for both wireless and wireline service providers in Chile, Argentina and Mexico. Mr. Medina holds an engineering and finance degree from Escuela Politécnica del Ejército (ESPE) in Quito, Ecuador and he completed a management executive program at Universidad Argentina de la Empresa (UADE) in Buenos Aires, Argentina.

     Alexander Elgqvist Payró. Mr. Elgqvist has served as Director of Logistics and Distribution of Iusacell Celular since July 2003. Mr. Elgqvist has also been the Director of Logistics and Distribution of Iusacell since July 2003. Prior to joining Iusacell Celular, Mr. Elgqvist worked at Elektra as Mobile Phone Product and Purchasing Director from September 2003 to June 2004, as Mobile Phone Product and Purchasing Manager from January 2000 to September 2003, and as assistant to the Chief Executive Officer during 1998 and 1999. During the years 1998 and 1999, Mr. Elgqvist also worked as assistant to the Chief Executive Officer at Unefon. Mr. Elgqvist participated in the launching of the mobile phone business in Elektra, starting with Unefon in 2000 and Telcel, Pegaso, Movistar and Iusacell in the following years. Mr. Elgqvist received a masters in business administration degree from the University of Texas at Austin, a bachelor in business administration degree and a telecommunications and technology degree, both from Instituto Tecnológico y de Estudios Superiores de Monterrey in Mexico City (ITESM). Mr. Elgqvist has completed a management program at Instituto Panamericano de Alta Dirección de Empresas (IPADE).

     Fernando José Cabrera García. Mr. Cabrera has served as general counsel of Iusacell Celular since July 29, 2003 and as Secretary non-member of the Board of Directors since October 2003. Mr. Cabrera has also been the general counsel of Iusacell since July 29, 2003. Prior to joining Iusacell Celular, from January 1998 to July 2003, Mr. Cabrera served as legal director of the Sports, News and Entertainment Division at TV Azteca. Mr. Cabrera served as corporate associate for over eight years in multinational law firms such as Cole Corette & Abrutyn (based in Washington D.C.), Basham Ringe & Correa (Mexico City) and Baker & Mckenzie, where he became a partner of the Mexico City Office in 1997.

     B. COMPENSATION

     The aggregate compensation (including, without limitation, base salary and benefits) paid by us to all executive officers in 2003 was Ps.98.0 million, compared to Ps.64.5 million in 2002. These aggregate amounts exclude any amounts paid by Verizon and Vodafone to their employees who were directors and executive officers of Iusacell

Celular until July 29, 2003. Our other Directors do not receive compensation. Iusacell Celular does not provide benefits to Directors upon termination of their directorships.

     As part of Iusacell Celular’s general compensation policy, we conduct periodic reviews of our management and employees to determine bonus compensation. Iusacell Celular also provides executive officers with use of an automobile and gas stamps (up to 200 liters per month).

     C. BOARD PRACTICES

     Iusacell Celular does not have committees. Our Board of Directors effectively acts as an Audit Committee.

     D. EMPLOYEES

     As of December 31, 2003, Iusacell Celular and its controlled affiliates had an aggregate of 1,912 full-time and part-time employees, including 758 temporary employees, all of whom were based in Mexico. At December 31, 2002, Iusacell Celular and its subsidiaries had an aggregate of 1,685 full-time and part-time employees, including 96 temporary employees and 5 full-time Verizon seconded employees or consultants. At December 31, 2001, Iusacell Celular and its subsidiaries had an aggregate of 2,643 full-time and part-time employees, including 129 temporary employees and 8 full-time Verizon seconded employees or consultants. The significant reduction in our employee ranks since 2001 is due to the deterioration of our financial condition.

     Approximately 33.6% of our full-time employees at December 31, 2003 were members of a labor union. We have never experienced a work stoppage and we consider our relationship with our employees to be good.

     The majority of our employees render services to us through legal entities and are not our direct employees.

     The table below presents a breakdown of our full-time and part-time employees by area.

	Employees
Areas	2001	2002	2003
Sales, Customer Care and Marketing	1,471	1,100	1,531
Finance and Administrative	547	205	171
Technology	625	380	210

Total	2,643	1,685	1,912

     E. SHARE OWNERSHIP

     Iusacell owns 100% of our shares. Our directors and officers do not own any of our shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     A. MAJOR SHAREHOLDERS

     We are a wholly-owned subsidiary of Iusacell. Iusacell’s principal shareholder is MóvilAccess, a subsidiary of Biper, controlled by Mr. Salinas Pliego. Mr. Salinas Pliego is our Chairman of the Board and Executive Director.

     No other shareholder owns more than 5% of Iusacell’s shares. All our shares and Iusacell’s shares have the same voting rights. At May 31, 2004, based on information made available to us, Iusacell’s shareholders’ ownership interests were as follows:

Shareholders	Common Shares	%
MovilAccess(1)	69,666,552	74.8
Ricardo B. Salinas Pliego(1)	4,319,270	4.6
Public float(2)	19,115,418	20.5

Total	93,101,240	100.0

(1)	Shareholding information provided by MovilAccess and Mr. Salinas Pliego on Schedule 13D filed on April 6, 2004.

(2)	The number presented includes 174,370 shares held in a trust that served as part of Iusacell stock option plan and 15 shares held in Iusacell’s treasury.

     On October 17, 2003, Iusacell conducted a reorganization of its capital structure in order to eliminate the existing shares series, creating a capital structure with only one single class of shares, among other things. As a consequence, Iusacell conducted a parallel reorganization in our capital structure pursuant to which all our outstanding Series A and Series B shares were cancelled and replaced by a new single class of common shares.

     B. RELATED PARTY TRANSACTIONS

General Policy

     Iusacell, our parent company, has a Related Party Transactions Committee that reviews any material transaction between Iusacell or any of its subsidiaries, including us, and any related party to verify that its terms are at least as favorable to Iusacell as the terms that would be obtainable at the time for a comparable transaction or series of similar transactions in arm’s-length dealings with an unrelated third person.

     Since the acquisition by MovilAccess of a controlling interest in Iusacell in July 2003, we and our subsidiaries have entered into a number of transactions with companies controlled, directly or indirectly, by Mr. Salinas Pliego. The objective behind these transactions is to control costs by outsourcing certain operations and/or to exploit synergies with other companies under the control of Mr. Salinas Pliego. The following is a description of our related party transactions.

Elektra and Salinas y Rocha Retail Space Leasing and Promotion Services

     On August 5, 2003, Iusacell, S.A. de C.V. (“Iusacell S.A.”), our Sales and Marketing subsidiary, entered into an agreement with Elektra and Salinas y Rocha, S.A. de C.V. (“SyR”), two national retail chains controlled by Mr. Salinas Pliego, whereby Elektra and SyR agreed to provide us with space in their stores to set up points of sale and promote our services. Iusacell S.A. agreed to pay Elektra and SyR for the leasing of the space U.S.$2.5 million in four equal payments on October 30, 2003, November 28, 2003, December 31, 2003 and April 30, 2004. This agreement expires on August 4, 2004.

     On August 5, 2003, Iusacell S.A., Elektra, and SyR entered into a second agreement, whereby Elektra and SyR agreed to include our advertising materials in their advertising campaigns to promote the services offered by us at their respective stores. Iusacell S.A. agreed to pay Elektra and SyR for the sales promotion services a total of U.S.$5.0 million in four equal payments on October 30, 2003, November 28, 2003, December 31, 2003 and April 30, 2004. This agreement expires on December 31, 2004.

Elektra Marketing and Sales Services and Operation and Management of our Customer Sales and Service Centers

     On August 2, 2003, Iusacell S.A. and Elektra entered into a ten-year sales commission contract whereby Elektra agreed to act as commission agent for us. As such, Elektra agreed to market and sell our prepaid products at its chain of stores distributed throughout Mexico.

     On October 1, 2003, Iusacell S.A. and Elektra entered into a master agreement whereby we granted Elektra the right to operate and manage 103 of our 111 customer sales and service centers. To increase traffic flow at these centers, Elektra is permitted to use a portion of the space to electronic appliance products normally sold at its Elektra stores. Upon assuming the management of our customer sales and service centers, Elektra has purchased handsets (net of subsidy) in the amount of Ps.304.0 million and airtime in the amount of Ps.16.0 million.

     Iusacell S.A. pays Elektra a commission based on a percentage of sales made by Elektra (the applicable percentage varies depending on the product) for Elektra’s marketing, sales and operation and management services. Elektra, in turn, reimburses Iusacell S.A. for costs related to the customer sales and service centers such as for the lease and maintenance of the stores, use of computer systems, furniture and fixtures, administrative and personnel costs.

     In 2003, we recorded expenses due Elektra of an aggregate of Ps.22.1 million in commissions and Ps.7.5 million in expenses, and revenues of Ps.44.5 million for reimbursement of costs related to the customer sales and service centers.

     We are evaluating on an ongoing basis whether we should again operate and manage some or all of our centers.

Purchase of Handsets from Elektra

     In 2003, we purchased handsets from Elektra in an amount of Ps.450.0 million.

Elektra Current Account Arrangement

     On August 1, 2003, Iusacell S.A. and Elektra entered into a current account contract for the purpose of streamlining, controlling and recording the transfer of funds between the two companies under the different commercial arrangements described above. This contract, which has an indefinite term, provided for the opening of reciprocal Ps.80.0 million current accounts. To guarantee its obligations, we issued a U.S.$7.0 million promissory note in favor of Elektra, which was payable on October 30, 2003. We have failed to make payment on this note. Elektra has initiated legal proceedings in a Mexican court to obtain payment. See Item 8, “Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings — Elektra Promissory Note.”

Bipercomm Paging Services Operation

     Bipercomm, an affiliate of MovilAccess, purchased paging equipment from us in the amount of Ps.1.0 million in 2003. We consider that paging is not an area of growth given competition from short message services.

SECSA Collection and Payment Services

     On October 6, 2003, each of our operating subsidiaries and Servicios Eficientes de Cartera, S. de R.L. de C.V. (“SECSA”) a MovilAccess subsidiary, entered into a ten-year services agreements pursuant to which SECSA agreed to collect from our customers payments related to the provision of our services. SECSA also agreed to manage payments to our suppliers and creditors. In 2003, we paid SECSA Ps.4.9 million for these services.

Teleactivos Call Center Services

     On September 1, 2003, Iusacell S.A. and Teleactivos, S.A. de C.V. (“Teleactivos”), a MovilAccess affiliate, entered into a services agreement pursuant to which Teleactivos agreed to provide basic customer service to our customers via its own call center, including, among others, renewal services, billing and collection support and technical failures reports.

     On November 3, 2003, Iusacell S.A. and Teleactivos entered into an operation services agreement pursuant to which Teleactivos agreed to provide additional value-added services via its own call center, such as, among others, secretarial services, news, traffic reports.

     Teleactivos receives a monthly payment from Iusacell S.A. for its services, based mainly on the number of calls processed. Both agreements have an indefinite term and may be terminated by any party with a 30 days’ notice. In 2003, we recorded expenses for these services of Ps.3.9 million.

Unefon Airtime Exchange and Roaming

     In April 23, 2004, we entered into an airtime exchange and roaming agreement with Unefon, a nationwide fixed and mobile telephony provider controlled by Mr. Salinas Pliego, whereby both parties agreed to exchange airtime and allow for roaming in certain cities.

     On August 14, 2003, we entered into an interconnection agreement with Unefon for the rendering of short message services under terms and conditions similar to those agreed with Telcel and Telefónica Móviles. Such interconnection agreement permits the exchange of short messages between our respective customers. The operator that generates the message pays an interconnection fee. In 2003, the activity and fees paid under this agreement were not significant.

     On June 9, 2000, we entered into an interconnection agreement with Unefon, which at that time was not a related party. Interconnection rate under this agreement is Ps.1.90 per minute of traffic, and this agreement has an indefinite term. We received Ps.10.0 million and we paid Ps.14.4 million in interconnection fees under this agreement in 2003.

Advertising Services

     On July 1, 2003, Iusacell S.A. entered into an advertising agency agreement with a non-affiliated third party, pursuant to which we receive advertising services from TV Azteca, S.A. de C.V., a Mexican television network controlled by Mr. Salinas Pliego and several other media companies. In 2003, we paid to the non-affiliated third party Ps.288.9 million under this agreement. This agreement expires on December 31, 2004.

Banco Azteca Banking Services

     Banco Azteca S.A., a bank controlled by Mr. Salinas Pliego, renders banking services to us, including current accounts and payroll services. We pay standard banking fees for these services.

Provision of Telecommunications Services

     In 2003, we provided telecommunications services to companies controlled by Mr. Salinas in an amount of Ps.0.2 million.

Directorships in Affiliated Companies

     Some of the members of our Board of Directors, as well as some of our executives, serve on the Board of Directors of Unefon, a mobile telephony competitor, Biper, a paging competitor, and/or Elektra, a distributor of our products. See Item 6, “Directors, Senior Management and Employees-A. Directors and Senior Management-Biographies.”

Verizon and Vodafone Consulting and Secondment Services

     Iusacell Celular, Verizon and Vodafone had entered into a series of consulting and secondment agreements pursuant to which Verizon and Vodafone agreed, for an indefinite term, to provide Iusacell Celular with management, technical, marketing, legal and other consulting services and seconded employees. On July 2003, and as a result of MovilAccess’ acquisition of a controlling interest in Iusacell, Iusacell Celular, Verizon and Vodafone terminated these agreements. In 2003, we paid to Verizon and Vodafone approximately Ps.29.6 million.

GTE Roaming

     GTE Telecommunications Services, Inc., a Verizon subsidiary, which we refer to as TSI, provided clearinghouse services for roaming arrangements. In 2003, we paid TSI U.S.$1.3 million for such services and billed TSI for U.S.$11.8 million for services rendered to international carriers.

Interests of Directors

     Mr. Javier Martínez del Campo, our director until July 2003, and Mr. Ignacio Gómez Morin, our director until July 2003, are members of the law firm of De Ovando y Martínez del Campo, S.C., which, in 2003, provided legal services to us in the amount of Ps.1.1 million.

     Mr. Héctor Rojas, our director from July 2003 to April 2004, is a member of the law firm Jáuregui, Navarrete, Nader y Rojas, S.C., which in 2003 provided legal services to us in the aggregate amount of approximately Ps.7.7 million.

Interests of Experts and Counsel

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

     A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

     See page F-1 for a list of financial statements filed under Item 18.

Legal Proceedings

Iusacell Celular Senior Noteholders

     On January 14, 2004, certain holders of our senior notes initiated an action in a New York state court. These holders claim that they are entitled to payment of certain amounts outstanding under the Iusacell Celular senior notes plus interest, which in their amended complaint is alleged to be in excess of U.S.$45.0 million. We moved to dismiss the portion of the complaint that requested the court to declare that the holders are entitled to the benefit of liens senior to or at least equal in priority to liens held by other creditors. We moved to dismiss that claim based on various grounds, including the impropriety of the relief requested and forum non conveniens.

     In response to the motion to dismiss, the holders amended their complaint, deleting the claim for declaratory relief and adding a claim for specific performance of our alleged obligation to provide the holders with the benefit of liens senior to or at least equal in priority to liens held by other creditors. The holders are also seeking injunctive relief barring us from selling, transferring or otherwise encumbering the assets pending decision on the merits of their claim for specific performance. On June 18, 2004, the court held a hearing on the matter. We expect that the court will reach a decision on the injunctive relief in the next few days.

Telemedic

     In March 2002, Telemedic S.A de C.V., a provider of healthcare services by phone, filed a lawsuit in Mexico City against Iusacell S.A. seeking compensatory damages in the amount of U.S.$8 million related to an alleged breach of contract. In its claim, Telemedic alleges that Iusacell S.A. breached a contractual obligation to automatically enroll its customers in Telemedic’s healthcare-by-phone services. We responded that an amendment to the consumer protection laws forbids us from automatically enrolling our customers. The first instance court ruled in favor of Iusacell S.A., but Telemedic appealed and the appellate court reversed the decision. Iusacell S.A. filed an injunctive action (amparo) against the appellate court decision, which is currently pending.

Injunctive action against additional 10% excise tax

     On January 1, 2002, the Mexican Congress approved a surcharge that assessed an additional 10% federal excise tax on certain wireless telecommunications services. The tax resulted in a 10% increase in the monthly bills of postpaid mobile wireless customers and in the cost of prepaid cards in denominations of Ps.200.0 or more for the year 2002. In February 2002, we filed an injunctive action (amparo) challenging the Mexican government’s implementation of the tax. In October 2002, we received a preliminary ruling in our favor from a Federal Court, and the Mexican government subsequently filed an appeal. In June 2003, Mexico’s Supreme Court rejected the appeal and affirmed the ruling in our favor.

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

Elektra Promissory Note

     On August 1, 2003, Iusacell S.A. and Elektra entered into a current account contract for the purpose of streamlining, controlling and recording the transfer of funds between the two companies under the different commercial arrangements described under Item 7, “Major Shareholders and Related Party Transactions-B. Related Party Transactions.” This contract, which has an indefinite term, provided for the opening of reciprocal Ps.80.0 million current accounts. To guarantee its obligations, we issued a U.S.$7.0 million promissory note in favor of Elektra, which was payable on October 30, 2003. We have failed to make payment on this note. Elektra has initiated legal proceedings in a Mexican court against us to obtain payment on this note.

Ingran Lawsuit

     In May 2003, Comercializadora Ingran, S.A. de C.V., a former distributor, filed a lawsuit against Iusacell S.A., seeking compensatory and consequential damages in the amount of U.S.$25 million in Mexico City. Ingran alleged that we breached our payment obligation under our distribution agreement. The court of first instance ruled in our favor affirming that we did not owe any payments to Ingran. Ingran appealed the decision and the appellate court affirmed the decision in our favor with prejudice in June 2004.

BBDO

     In June 2004, BBDO de México, S.A. de C.V., an advertising agency that rendered advertising services to us from 2001 to 2003, filed a lawsuit against Iusacell S.A. in Mexico seeking payment of Ps.23.4 million. BBDO alleges that we have defaulted on our payment obligations for services rendered to us. We are contesting this claim.

Cortina Facilities

     In September 2003, Cortina Facilities, S.A. de C.V., a provider of cleaning services, filed a lawsuit against Iusacell Celular in Mexico seeking payment of Ps.6 million. Cortina Facilities alleges that we defaulted on our payment obligations for cleaning services rendered to us. Currently, the lawsuit is in the discovery stage.

Labor claims

     We are subject to labor claims that arise in the ordinary course of our business. At December 31, 2003, there were 103 such claims for an aggregate amount of Ps. 50.0 million. We recorded a contingency reserve for these claims of Ps.37.0 million.

Dividend Policy

     We have never paid dividends, and we currently have no plans to initiate dividend payments. We have made distributions to Iusacell in the form of loans from time to time for the purpose of payment of debt obligations. The agreements governing our indebtedness limit our ability to pay dividends.

     B. SIGNIFICANT CHANGES

     The senior refinancing secured loan provides that in the event that the Iusacell Celular senior notes have not been refinanced by March 31, 2004, the maturity date for the loan would be accelerated to such date. Since the refinancing of the Iusacell Celular senior notes has not occurred, the outstanding amount under the senior refinancing secured loan has been automatically accelerated.

     On January 14, 2004, certain holders of our senior notes initiated an action in a New York state court seeking, among other things, payment of certain amounts outstanding under the Iusacell Celular senior notes plus interest. See Item 8, “Financial Information-A. Consolidated Statements and Other Financial Information-Legal Proceedings-Iusacell Celular Senior Noteholders.”

     See Item 13, “Defaults, Dividend Arrearages and Delinquencies,” for a description of these defaults.

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

     B. PLAN OF DISTRIBUTION

     Not applicable.

     C. MARKETS

     Iusacell Celular does not currently have, and does not currently intend to apply to have, any securities listed on any stock exchange or other regulated markets. See “-Offer and Listing Details.”

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

     Iusacell Celular’s corporate purpose is found under Article Two of its by-laws. Iusacell Celular’s primary purpose is to act as a holding company. The duration of the company according to our by-laws is indefinite.

Directors

     Under Mexican law and Iusacell Celular’s by-laws, any member of the Board of Directors who has a conflict of interest with Iusacell Celular in any transaction must disclose such fact to the other members of the Board of Directors and abstain from voting on such matter at the relevant meeting of the Board of Directors. Any member of the Board of Directors who violates such provision may be liable for damages caused to us. Additionally, members of the Board of Directors may not represent any shareholder at any shareholders’ meeting.

Voting Rights and Shareholders’ Meetings

     We are a wholly-owned subsidiary of Iusacell. Each share entitles the holder thereof to one vote at any shareholders meeting of Iusacell Celular.

     Under Mexican law and Iusacell Celular’s by-laws, any shareholder or group of shareholders holding Iusacell Celular shares representing at least 10% of the total capital stock of Iusacell Celular shall be entitled to designate one director.

     General shareholders’ meetings may be ordinary or extraordinary meetings. General extraordinary meetings are those held to consider the matters specified under Article 182 of the Mexican Law of Commercial Companies (Ley General de Sociedades Mercantiles). A general extraordinary meeting may be held in order to modify the fixed capital sock, liquidation, merger, transformation and any amendments to the by-laws such as issuance of preferred capital stock, amendments to the corporate purpose or nationality.

     The mandatory quorum on a first call for a general extraordinary shareholders meeting is 75% of the outstanding shares. If such quorum is not available on the first call, a second meeting may be called and convened, provided that at least 50% plus one share of the aggregate of the outstanding shares are present. Whether the general extraordinary meeting is held on a first or second call, in order for a resolution to be validly adopted, the favorable vote of the holders of a majority of the outstanding shares present is required.

     General ordinary shareholders’ meetings may be called to consider all other matters. A general ordinary shareholders meeting of Iusacell Celular must be held at least annually within the four months following the end of each fiscal year to consider matters specified in Article 181 of the Mexican Law of Commercial Companies, including, principally, the approval of the report of the Board of Directors regarding the performance of Iusacell Celular, the approval of the financial statements of Iusacell Celular for the preceding fiscal year, appointment of directors and statutory auditors and determination of their compensation, and the declaration of dividends.

     Under our by-laws, the mandatory quorum on a first call for a general ordinary shareholders’ meeting is at least 50% plus one share of the outstanding shares. If such quorum is not available on the first call, a second meeting may be called and validly held regardless of the number of shares represented. In order for a resolution of the general ordinary shareholders meeting to be validly adopted as a result of a first or subsequent call, the favorable vote of the holders of a majority the shares present is required.

     Under Mexican law, holders of at least 20% of our outstanding capital stock may have any shareholder action that violates our by-laws or applicable law set aside by filing a complaint with a Mexican court of competent jurisdiction within 15 days after the close of the general shareholders’ meeting at which such action was taken, by showing that the challenged action violates Mexican law or our by-laws. Relief under these provisions is only available to holders:

•	whose shares were not represented when the action was taken or, if represented, were voted against it; and

•	whose complaint makes reference to the clause of the by-laws or the legal provision that was infringed.

     Shareholders’ meetings may be called by the Board of Directors, any of the statutory auditors or any Mexican court of competent jurisdiction. In addition, the Board of Directors or any of the statutory auditors may be required to call a shareholders meeting upon the written request of holders of at least 10% of the outstanding capital stock. In addition, the Board of Directors or the statutory auditors must call a shareholders’ meeting at the written request of any shareholder if no ordinary general shareholders’ meeting has been held for two consecutive years or if the shareholders’ meetings held during such period have not considered the items mentioned in Article 181 of the Mexican Law of Commercial Companies discussed above. Notice of a meeting must be published in the Official Gazette of the Federation (Diario Oficial de la Federación) and/or in a newspaper of general circulation in Mexico City at least 15 days prior to the meeting. In order to attend a shareholders’ meeting, a shareholder must request and obtain an admission card by furnishing, at least 48 hours before the time set for holding the shareholders’ meeting, appropriate evidence of its ownership of shares or depositing such shares with our corporate secretary of the Board of Directors or with an institution authorized to accept such deposit. If so entitled to attend the meeting, a shareholder may be represented by proxy signed before two witnesses.

     Under Mexican law, shareholders holding at least 10% of the outstanding shares of Iusacell Celular may request that the voting of a specific matter at a shareholders’ meeting be delayed if such shareholders do not have sufficient information on the matter subject to voting.

     Under Mexican law, an action for civil liabilities against members of the Board of Directors may be initiated by a shareholders’ resolution taken at a general shareholders’ meeting. In the event shareholders decide to bring such an action, the persons against whom such action is brought will immediately cease to be members of the Board of Directors. In case the shareholders resolve not to take action against the Director(s) at such meeting, shareholders representing not less than 15% of the outstanding shares of Iusacell Celular may directly take such action against members of the Board of Directors, provided that (i) such shareholders have not voted in favor of a resolution approved at the relevant general shareholders’ meeting pursuant to which it was resolved not to take any action against the directors who are to be sued, and (ii) the claim in question covers damages alleged to have been caused to Iusacell Celular and not only to the individual shareholders’ interests.

Shareholder Conflicts of Interest

     Under Mexican law, any shareholder that has a conflict of interest in connection with any transaction must abstain from voting at the relevant shareholders’ meeting. A shareholder that votes on a business transaction in which his interest conflicts with that of Iusacell Celular may be liable for damages if the transaction would not have been approved without such shareholder’s vote.

Dividend Rights

     All shares have the same dividend rights. The declaration and payment of such dividends will depend upon Iusacell Celular’s results of operations, financial conditions, cash requirements, future prospects and other factors deemed relevant by the shareholders. In addition, Mexican law provides that Mexican companies may only pay dividends from retained earnings included in the year-end financial statements that have been approved by their shareholders. Dividends may be paid only after all losses for previous years have been paid for, a legal reserve equal to 20% of paid-in capital has been achieved and shareholders have approved the dividend payment. Iusacell Celular has outstanding debt obligations limit the amount of dividends that can be paid in any given year or prohibit dividends entirely.

     Under Mexican law, shareholders approve the declaration and payment of dividends generally, but not necessarily, upon the recommendation of the Board of Directors.

     At the annual general ordinary shareholders meeting of Iusacell Celular, the Board of Directors will generally submit the financial statements of Iusacell Celular for the previous fiscal year, together with a report by the Board of Directors, to the shareholders for their approval. Upon the approval of the financial statements, the shareholders will determine the allocation of Iusacell Celular’s net profits for such fiscal year. At least 5% of such net profits must be allocated to a legal reserve until the amount of the legal reserve equals 20% of Iusacell Celular’s capital stock. Such reserve is not available for distribution except as a stock dividend. Additional amounts may be allocated to other reserve funds as the shareholders determine including a reserve to repurchase shares. The remaining balance of net profits, if any, is available for distribution as dividends but only after losses, if any, of previous years have been paid for.

     All shares outstanding at the time a dividend or other distribution is declared are entitled to share pro rata in such dividend or other distribution. Partially-paid shares participate in any distribution to the extent that such shares have been paid at the time of the distribution.

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

Changes in Share Capital and Rights of Shareholders

     An increase of capital stock may be done through the issuance of new shares for payment in cash or in kind, by capitalization of indebtedness or by capitalization of certain items of shareholders’ equity. No increase of capital stock may be done until all previously issued shares of capital stock have been fully paid. A reduction of capital stock may be done to absorb losses, to make reimbursements to shareholders, or to release shareholders from payments not made. A reduction of capital stock to absorb losses may be done by reducing the value of all outstanding shares. A reduction of capital stock shall also be done on a pro rata basis.

     Shareholders may also approve the redemption of fully-paid shares with retained earnings. Such redemption would be effected by a repurchase of shares by lot.

     The fixed portion of our capital stock may only be increased or decreased by resolution of a general extraordinary shareholders meeting and an amendment to the by-laws, whereas the variable portion of our capital stock may be increased or decreased by resolution of a general ordinary shareholders meeting         .

Preemptive Rights

     In the event of a capital increase through the issuance of new shares for payment in cash or in kind, a holder of existing shares has a preferential right to subscribe for a sufficient number of new shares to maintain the holder’s existing proportionate holdings of shares. Under Mexican Law and our by-laws, preemptive rights must be exercised within the period and under the conditions established for such purpose by the shareholders. In no case may such period be less than 15 days and no greater than 30 days following the publication of notice of the capital increase in the Official Gazette of the Federation or following the date of the shareholders’ meeting at which the capital increase was approved if all shareholders were represented. Otherwise, such rights will lapse.

     Under Mexican law, preemptive rights may not be waived in advance by a shareholder, and cannot be represented by an instrument that is negotiable separately from the corresponding share.

Other Provisions

Fixed and Variable Capital

     As a sociedad anónima de capital variable, we may issue shares representing fixed capital and/or variable stock. The issuance of variable capital shares, unlike the issuance of fixed capital shares, does not require an amendment of our by-laws, although it does require approval of the general ordinary shareholders meeting.

     No shares of Iusacell Celular representing variable capital are currently outstanding. Outstanding variable capital shares may be fully or partially withdrawn. In contrast, the minimum fixed capital required by law cannot be withdrawn. A holder of variable capital shares that wishes to effect a total or partial withdrawal of such shares would be required to notify us in an authenticated written notice to that effect. If we received that notice prior to the last quarter of the fiscal year, the withdrawal would become effective at the end of the fiscal year in which the notice was given. Otherwise, the withdrawal would become effective at the end of the following fiscal year.

     Redemption of variable capital shares of Iusacell Celular would be made at the book value per variable capital share as calculated from our financial statements for the fiscal year at the end of which the withdrawal were to become effective, as approved by our shareholders at an ordinary general meeting. Any such amount to be paid by

Iusacell Celular would become due on the day following the general ordinary meeting approving the financial statements.

     The covenants contained in the Iusacell Celular indenture and the senior credit refinancing secured loan limit Iusacell Celular’s ability to issue variable capital shares.

Forfeiture of Shares

     As required by Mexican law, Iusacell Celular’s by-laws provide that “current or future foreign shareholders of the Company agree with the Ministry of Foreign Relations to consider themselves as Mexican nationals with respect to the shares that they may acquire or of which they may be owners, and therefore not to invoke the protection of their governments with respect to such shares under penalty, should they violate this agreement, of forfeiting for the benefit of the Nation the shares that they may have acquired.”

     We understand that under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by requesting such government to interpose a diplomatic claim against the Mexican government with respect to its rights as a shareholder, but is not deemed to have waived any other rights it may have with respect to its investment in Iusacell Celular, including any rights under U.S. securities laws (the enforceability of which may be challenged in Mexico).

     If the shareholder should invoke such governmental protection in violation of this agreement, its shares could be forfeited to the Mexican government. Mexican law requires that such a provision be included in the by-laws of all Mexican corporations unless such by-laws prohibit ownership of capital stock by foreign investors.

Repurchase and Cross ownership Restriction

     Under Iusacell’s by-laws and according to Mexican law, we and our subsidiaries are not allowed to own directly or indirectly any of the capital stock of Iusacell. Also, we are not allowed to own any capital stock of any controlling shareholder of Iusacell.

     The covenants contained in the Iusacell Celular indenture and in the terms of the senior refinancing secured loan limit Iusacell Celular’s ability to repurchase its own shares.

Appraisal Rights

     Whenever the shareholders approve a change of corporate purpose, change of nationality, spin-off or transformation from one type of corporate form to another, any shareholder entitled to vote on such change or transformation who has voted against it has the right to withdraw from Iusacell Celular and receive an amount generally equivalent to the book value of our shares (in accordance with our last balance sheet approved by a shareholders’ meeting), provided such shareholder exercises its right to withdraw within 15 days following the adjournment of the meeting at which the change, spin-off or transformation was approved.

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

     The Mexican Foreign Investment Commission, the Mexican Foreign Investment Bureau and the Mexican National Registry of Foreign Investment are responsible for the administration of the 1993 Foreign Investment Law and the 1998 Regulations. In order to comply with foreign investment restrictions, Mexican companies that are engaged in specified restricted industries typically limit particular classes of their stock to ownership by Mexican individuals and by Mexican corporations in which foreign investment has minority participation.

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

     C. MATERIAL CONTRACTS

Concessions

     We conduct our mobile telephony and other services pursuant to concessions granted by the Mexican government. For a description of these concessions, see Item 4, “Information on the Company-B. Business Overview-Concessions and Permits.”

Indebtedness

     We are debtors under credit agreements and note issuances, which we describe in Item 5, “Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Our Indebtedness.”

Tower Monetization

     We sell our towers to, and lease back space in such towers from, MATC Celular. See Item 5, “Operating and Financial Review and Prospects-A. Operating Results-Tower Monetization” for a description of the agreements governing these sales and leases.

Acquisition of Equity Interests in Certain Subsidiaries

     On November 3, 2003, we entered into an agreement with Mr. Jose Ramon Elizondo to take, within a period of two years, all the necessary actions to buy out Mr. Elizondo’s (i) 5.1% equity interest and 51% voting interest in each of Iusatelecomunicaciones, Iusatel and Punto-a-Punto Iusacell, our respective local wireless, long distance and microwave transmission subsidiaries, and (ii) 2% equity interest in our paging joint venture company, Infotelecom. The agreement also provides for the purchase by Iusacell of Mr. Elizondo’s 5.1% equity interest and 51% voting interest in Iusacell PCS, Iusacell’s Region 1 and 4 PCS subsidiary. In exchange for such interests, we and Iusacell agreed to pay Mr. Elizondo an aggregate amount of U.S.$11.2 million, payable in U.S.$0.1 million weekly installments. We have been paying such weekly installments since November 3, 2003. See Item 4, “Information on the Company-B. Business Overview-Foreign Ownership Restrictions.”

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

     E. TAXATION

General

     The following is a general summary of material U.S. and Mexican federal income tax consequences of the acquisition, ownership and disposition of our 10% senior notes due 2004 (the “Note” or the “Notes”) by U.S. holders.

          For purposes of this summary, a “U.S. holder” is any holder of any of such securities that is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation, created or organized in or under the laws of the United States, or any political subdivision thereof;

•	an estate the income of which is includible in gross income for United States federal income tax purposes regardless of source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

          In the case of a holder of Notes that is, or is treated as, a partnership for United States tax purposes, each partner thereof will take into account its allocable share of income or loss from the Notes and will take such income or loss into account under the rules of taxation applicable to such partner, taking into account the activities of the partner and the partnership.

          This summary does not constitute, and should not be construed as, legal or tax advice to holders of Notes. This summary does not purport to consider all the possible U.S. or Mexican federal income tax consequences of the purchase, ownership and disposition of the Notes and is not intended to reflect the individual tax position of any beneficial owner thereof. The summary is based upon Mexican federal tax laws, their regulations and administrative rules issued by the Mexican Ministry of Finance and Public Credit, the Tax Treaty mentioned below and the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, published rulings by the U.S. Internal Revenue Service (“IRS”) and court decisions, all as in effect as of the date hereof, all of which authorities are subject to change or differing interpretations, which changes or differing interpretations could apply retroactively. Readers are cautioned that this is not a complete analysis or listing of all potential tax effects that may be relevant to a decision to purchase, hold or dispose of the Notes.

          This summary of U.S. federal income tax consequences is limited to investors who hold the Notes as “capital assets” within the meaning of section 1221 of the Code (i.e., generally, property held for investment) and does not purport to deal with investors in special tax situations, such as financial institutions, tax exempt organizations, insurance companies, regulated investment companies, dealers or brokers in securities or currencies, traders in securities or commodities that elect mark-to-market treatment, persons holding notes as a hedge against currency risks or as a position in a “straddle,” “conversion transaction,” or “constructive sale” transaction for tax purposes, persons owning (actually or constructively) 10% or more of the voting shares of the company, persons whose functional currency (as defined in section 985 of the Code) is not the U.S. dollar or persons subject to the alternative minimum tax.

          Holders and prospective purchasers of the Notes should consult their own tax advisors concerning the application of Mexican and U.S. federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any state, locality or foreign government or other taxing jurisdiction.

          Mexico and the United States have signed and ratified a Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and related Protocols (collectively, the “Tax Treaty”). The Tax Treaty is currently in effect and provisions of the Tax Treaty that may affect holders of Notes are summarized below. Holders should consult with their tax advisors as to their entitlement to the benefits afforded by the Tax Treaty. Mexico has also executed treaties to avoid double taxation with other countries as well as agreements providing for the exchange of information with respect to tax matters, some of which presently are in force. The following summary does not take into account the effect of any such treaties. Readers should consult their tax advisors as to their entitlement to the benefits afforded by such other treaties.

United States Tax Consequences to Holders of Notes

Payments of Interest and Additional Amounts

          Generally, payments of interest and any additional amounts (i.e., “gross-up payment”) paid by us (the “Additional Amounts”) will be taxable to a U.S. holder as ordinary income at the time such payments are accrued or are received, in accordance with the U.S. holder’s regular method of accounting for Federal income tax purposes.

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

          A U.S. holder of a Note may elect to include market discount in income as it accrues on either a ratable or a constant yield basis. If a U.S. holder makes this election, the rules regarding the treatment of gain upon the disposition of the Note and upon the receipt of certain cash payments as ordinary income and regarding the deferral of interest deductions will not apply. Currently, if a U.S. holder elects to include market discount in income as it accrues, the election will apply to all market discount obligations acquired during or after the first taxable year to which the election applies. Currently this election may not be revoked without the consent of the Internal Revenue Service. U.S. holders should consult their own tax advisors before making this election.

Amortizable Bond Premium

          If a U.S. holder purchases a Note for more than the amount payable at maturity (or on an earlier call date), that excess will be considered an “amortizable bond premium.” This holder may elect to amortize the premium to offset the interest and Additional Amounts from the Note such holder would otherwise be required to include in income (subject to special rules for early redemption provisions). In any tax year, the holder can only use as much of the premium as the constant yield method would allocate to that year. The U.S. holder’s basis in the Note will be reduced by the amount of bond premium offset against interest and Additional Amounts. Currently, if a U.S. holder elects to amortize the premium to offset the interest from a Note, the election will apply to all debt instruments acquired during or after the first taxable year to which the election applies. Currently, this election may not be revoked without the consent of the Internal Revenue Service. U.S. holders should consult their own tax advisors before making this election.

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

          A U.S. holder will be required to include foreign withholding taxes, if any, imposed on payments on a Note (including any Additional Amounts payable by us) in gross income as interest income. Such treatment will be required regardless of whether, as will generally be true, we are required to pay additional amounts so that the amount of Mexican withholding taxes does not reduce the net amount actually received by the holder of the Note.

          Subject to certain limitations, a U.S. holder may be entitled to a credit against its United States Federal income tax liability, or a deduction in computing its United States Federal taxable income, for foreign income taxes withheld by us (which, as described above, would include amounts withheld on Additional Amounts paid by us with respect to Mexican taxes). The foreign tax credit provisions are complex, and U.S. holders are urged to consult their own tax adviser as to the availability, if any, of a tax credit or deduction to them.

Information Reporting and Backup Withholding

          For each calendar year in which the Notes are outstanding, each DTC participant or indirect participant holding an interest in a Note on behalf of a beneficial owner of a Note and each paying agent making payments in respect of a Note will generally be required to provide the IRS with certain information, including such beneficial owner’s name, address and taxpayer identification number (either such beneficial owner’s Social Security number or its employer identification number, as the case may be), and the aggregate amount of interest, principal and Additional Amounts paid to such beneficial owner during the calendar year. These reporting requirements, however, do not apply with respect to certain beneficial owners, including corporations, securities broker-dealers, other financial institutions, tax-exempt organizations, qualified pension and profit sharing trusts and individual retirement accounts. Generally, a U.S. holder will provide such certification on IRS Form W-9 (“Request for Taxpayer Identification Number and Certification) or a substitute Form W-9.

          In the event that a beneficial owner of a Note fails to establish its exemption from such information reporting requirement or is subject to the reporting requirements described above and fails to supply its correct taxpayer identification number in the manner required by applicable law, or underreports its tax liability, as the case may be, a holder may be subject to backup withholding at the rate of 28% (increased to 31% for taxable years 2011 and thereafter) of each payment of interest, principal and Additional Amounts with respect to Notes. This backup withholding tax is not an additional tax and will be allowed as a refund or credit against the beneficial owner’s United States Federal income tax liability if the required information is furnished to the IRS.

          Prospective purchasers of Notes are advised to consult their own tax advisers as to the consequences of acquiring and disposing of the Notes, including, without limitation, (i) the applicability and effect of any state, local or non-U.S. tax laws to which they may be subject, and of any legislative or administrative changes in law, (ii) the United States Federal income tax consequences of the withholding of foreign taxes by us (and of the payment by us of Additional Amounts with respect thereto) and (iii) the availability of a credit or deduction for foreign withholding taxes.

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

Taxation of Payments of Interest and Principal

          Under the Mexican Income Tax Law, payments of interest made by us to a Foreign Holder in respect of their respective Notes will be subject to Mexican withholding taxes assessed at a rate of 4.9% if, (i) the Notes have been placed through banks or brokers in a country with which Mexico has executed a treaty to avoid double taxation and such treaty is in force, (ii) the Notes have been registered in the Special Section of the National Registry of Securities (the “Special Section”), and (iii) as has been the case in the past, the issuer provides the information required under general rules issued by the Ministry of Finance and Public Credit (the “Reduced Rate Regulation”), which is described below. Otherwise, payments of interest made by us to a Foreign Holder in respect of their respective Notes will be subject to Mexican withholding taxes assessed at a rate of 10%. In addition, Mexican withholding taxes will also be assessed at a rate of 10% if the beneficiary of the interest, directly or indirectly, receives more than 5% of the interest paid and is regarded as a related party pursuant to the definition provided by the Mexican Income Tax Law.

          The information requirements under the “Reduced Rate Regulation” are generally described below:

•	that we have timely filed with the Mexican Ministry of Finance and Public Credit information relating to the registration of their respective Notes in the Special Section and to the issuance of their respective Notes; and

•	that we timely file each quarter of the calendar year with the Mexican Ministry of Finance and Public Credit information representing that no “party related” to us, directly or indirectly, is the effective beneficiary of 5% or more of the aggregate amount of the interest payment, and we maintain records evidencing compliance with this requirement.

          Under the Mexican Income Tax Law and the Reduced Rate Regulation any of the following would be a “related party” to us: (1) shareholders that own, directly or indirectly, individually or collectively with related persons (within the meaning of the Mexican Income Tax Law and the Reduced Rate Regulation) more than 10% of our voting stock, or (2) corporations if more than 20% of their stock is owned directly or indirectly, individually or collectively by a party related to us.

          Apart from the Reduced Rate Regulation, other special rates of Mexican withholding income tax may apply. In particular, under the Tax Treaty, the Mexican withholding tax is reduced to 4.9% (the “Treaty Rate”) for some holders that are residents of the United States within the meaning of the Tax Treaty provided they satisfy the circumstances contemplated in the Tax Treaty and provided that the Notes are considered to be regularly and substantially traded on a recognized securities market, which is not expected to be the case. During 2004, the Tax Treaty is not expected, generally, to have any material effect on the Mexican tax consequences to holders of Notes because, as described above, with respect to a Foreign Holder, we will be entitled to withhold taxes in connection with interest payments under their respective Notes at the Reduced Rate so long as the Reduced Rate Regulation requirements described above are met. Otherwise, holders of the Notes should consult their tax advisors as to the possible application of the Treaty Rate.

          Interest paid on Notes held by a non-Mexican pension or retirement fund will be exempted from Mexican withholding tax if the fund (i) has been duly incorporated as a fund pursuant to the laws of its country of origin, (ii) is the effective beneficiary of the interest paid, (iii) is registered before the Mexican Ministry of Finance and Public Credit for that purpose, and (iv) the relevant interest income is exempt from taxes in that country.

          We have agreed, subject to the exceptions and limitations contained in the indenture under which the Notes were issued, to pay additional amounts in respect of the Mexican withholding taxes mentioned above to the holders of the Notes. Payment of these additional amounts with respect to the Notes will be subject to Mexican withholding tax at the same rate generally applicable to interest paid in the Notes.

          Under the Mexican Income Tax Law, a Foreign Holder will not be subject to any Mexican income taxes in respect of payments of principal made by us in connection with the Notes.

Taxation of the Sale and other Disposition of the Notes

          No Mexican income tax will be levied upon the sale of the Notes.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

     As of December 31, 2003, Ps.2,982.9 million of our consolidated indebtedness had a variable interest rate.

     The following table summarizes the debt obligations that are sensitive to changes in interest rates held by us as of December 31, 2003. The table presents principal payment obligations that exist by maturity date and the related average interest rate, and does not reflect as current the effects of our default under certain of our obligations that have not yet been declared immediately due and payable. Average interest rates for liabilities are calculated based on weighted averages. Dollar-denominated amounts have been converted to Mexican pesos based on the market exchange rate at December 31, 2003, which was U.S.$1.00 = Ps.11.23.

	As of December 31, 2003 - Expected Maturity Date
	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
	in millions of Mexican pesos
Fixed rate debt	1,684.5	—	—	—	—	—	1,684.5	943.3
Weighted-average interest rate	10.0%	—	—	—	—	—
Variable rate debt (1)	2,982.9	—	—	—	—	—	2,982.9	2,982.9
Weighted-average interest rate	3.53%	—	—	—	—	—	0.0%
Average floor rate	0.0%	—	—	—	—	—	0.0%

(1)	To determine the weighted-average interest rate for variable rate debt, we have assumed LIBOR interest rate of 1.28% for 2004, 2.44% for 2005, 3.0% for 2006, 3.75% for 2007 and 4.0% for 2008.

We currently do not have any interest rate derivative instruments.

Foreign Currency Risk

     As of December 31, 2003, Ps.4,667.4 million of our consolidated indebtedness was denominated in U.S. dollars.

     The following table summarizes our consolidated debt that is sensitive to changes in foreign currency exchange rates as of December 31, 2003. The table presents principal payment obligations that exist by maturity date and the related average interest rate, and does not reflect as current the effects of our default under certain of our obligations that have not yet been declared immediately due and payable. Average interest rates for liabilities are calculated based on weighted average. Dollar-denominated amounts have been converted to Mexican pesos based on the market exchange rate at December 31, 2003, which was U.S.$1.00 = Ps.11.23.

	As of December 31, 2003 - Expected Maturity Date
	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
	In millions of Mexican Pesos
U. S. Dollar denominated debt	4,667.4	—	—	—	—	—	4,667.4	3,926.3
Weighted average interest rate(1)	5.87%	—	—	—	—	—	0.0%

(1)	Note: To determine the weighted-average interest rate for variable rate debt, we have assumed LIBOR interest rate of 1.28% for 2004, 2.44% for 2005, 3.0% for 2006, 3.75% for 2007 and 4.0% for 2008.

     We currently do not have any forward exchange derivative instruments.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     A. DEBT SECURITIES

     Not applicable.

     B. WARRANTS AND RIGHTS

     Not applicable.

     C. OTHER SECURITIES

     Not applicable.

     D. AMERICAN DEPOSITARY SHARES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     We have defaulted on the following payment obligations:

•	the U.S.$7.5 million interest payment on the Iusacell Celular 10% senior notes due 2004 which was due on July 15, 2003 and the U.S.$150.0 million principal payment and accrued interest which became due upon acceleration on September 11, 2003,

•	the U.S.$265.6 million principal payment on Iusacell Celular ´s senior refinancing secured loan which was due on March 31, 2004 because of the automatic acceleration of the maturity date of the loan as a result of our failure to refinance the Iusacell Celular senior notes by such date, and

•	the U.S.$7.0 million principal payment on a promissory note due to Elektra on October 30, 2003.

     We have also incurred in non-payment defaults under some of these agreements. See Item 5, “Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Our Indebtedness.”

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES

     Evaluation of Disclosure Controls and Procedures. The Chief Executive Officer and Chief Financial Officer of Iusacell Celular have evaluated the effectiveness of Iusacell Celular’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the December 31, 2003 (the “Evaluation Date”). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, Iusacell Celular’s disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports Iusacell Celular files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

     Changes in Internal Controls. After a series of improvements in the internal procedures performed in the later part of 2003 and since the Evaluation Date, there have not been any other significant changes in Iusacell Celular’s internal controls or in other factors that could significantly affect such controls. No significant deficiencies and material weaknesses were identified that required corrective actions.

ITEM 16. RESERVED

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

     For purpose of this Item 16A and in accordance with Section 3(a)(58) of the Exchange Act, the term “Audit Committee” means our entire Board of Directors. Iusacell Celular’s Audit Committee does not have a financial expert serving on the Audit Committee. We are currently in the process of searching for a financial expert for our Audit Committee.

ITEM 16B CODE OF ETHICS

     Iusacell Celular had a code of ethics established by Verizon. Upon the acquisition by MovilAccess of a controlling interest in Iusacell in July 2003, the Verizon code of ethics was terminated. We are currently working on the development of a new code of ethics.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

     PricewaterhouseCoopers, which has been appointed by Iusacell Celular’s Board of Directors, has served as Iusacell Celular’s independent public accountants for each of the fiscal years in the three-year period ended December 31, 2003.

     The following table presents the aggregate fees for professional audit services and other services rendered by PricewaterhouseCoopers to Iusacell Celular in 2003 and 2002.

Fees Paid to PricewaterhouseCoopers

	2002	2003
	(in thousands of Mexican pesos)
Audit Fees(1)	8,762	7,359
Audit-related Fees(2)	3,351	448
Tax Fees(3)	1,135	1,944
All Other Fees(4)	1,044	—

Total	14,292	9,751

(1)	Audit fees include services performed by the independent accountant to comply with generally accepted accounting standards in Mexico and the United States. Audit fees also include fees for services provided by the independent accountants in connection with statutory and regulatory filings or engagements and assistance with and review of documents filed with the SEC.

(2)	Audit-related fees include accounting consultations and consultation concerning financial accounting and reporting standards.

(3)	Tax fees include fees for tax compliance, tax planning and tax advice. Tax compliance generally involves claims for refund and tax payment-planning services. Tax planning and tax advice encompass assistance with tax audits and appeals and requests for rulings or technical advice from taxing authorities.

(4)	All other fees include mainly services related to the purchasing information system implementation and design.

Audit Committee Pre-Approval Policies and Procedures

     For purpose of this Item 16C and in accordance with Section 3(a)(58) of the Exchange Act, the term “Audit Committee” means our entire Board of Directors. The general authority to pre-approve the engagement of our independent auditors to render non-audit services is under the purview of our Audit Committee. Accordingly, the Audit Committee has established pre-approval procedures to control the provision of all audit and non-audit services by our independent auditors (the “Pre-Approval Policy”). Under the Pre-Approval Policy, the engagement of our independent auditors to provide audit and non-audit services must be pre-approved by the Audit Committee, either in the form of a special approval or through the inclusion of the services in question in a list adopted by the Audit Committee of pre-approved services. The Pre-Approval Policy is detailed as to the particular services to be provided. Additionally, the Pre-Approval Policy affirms that the Audit Committee’s responsibilities under the Exchange Act are not delegated to management.

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

     We have responded to Item 18 in lieu of responding to this Item 17.

ITEM 18. FINANCIAL STATEMENTS

     See pages F-1 to S-II.

ITEM 19. EXHIBITS

     Documents filed as exhibits to this Annual Report.

Exhibit
No.	Exhibit
1.1	By-laws (estatutos) of Grupo Iusacell Celular, S.A. de C.V., effective April 4, 2001, together with an English translation (incorporated herein by reference to Exhibit 1 of Iusacell Celular’s Annual Report on Form 20-F for fiscal year 2002-File No. 033-79254).

2.1	Indenture dated as of July 25, 1997 among Grupo Iusacell Celular, S.A. de C.V., certain subsidiaries of Iusacell Celular, S.A. de C.V. and First Union National Bank, as trustee (incorporated herein by reference to Exhibit 4.1 of the Registration Statement F-4-Registration Number 333-37431).

4.1	Agreement for Equipment, Furnish and Installation for Iusacell’s Cellular Network, dated as of December 10, 1997, among Grupo Iusacell Celular, S.A. de C.V., Lucent Technologies World Services, Inc. and Lucent Technologies de México, S.A. de C.V. (incorporated herein by reference to Exhibit A of Iusacell Celular’s Annual Report on Form 20-F for fiscal year 1997).

4.2	Amended and Restated Credit Agreement, dated as of July 25, 1997, as amended and restated as of March 29, 2001 among Grupo Iusacell Celular, S.A. de C.V. and JP Morgan, as sole Bookrunner and Lead Arranger, and The Chase Manhattan Bank, as Administrative Agent and Collateral Agent, BNP Paribas, Citibank N.A., The Toronto-Dominion Bank and BBVA Bancomer S.A., as Arrangers (incorporated herein by reference to Exhibit 4(b) of Iusacell’s Annual Report on Form 20-F for fiscal year 2000-File No. 001-14938).

4.3	Amended and Restated Master Lease Agreement (English version), dated as of May 16, 2002, among MATC Celular, S. de R.L. de C.V., Grupo Iusacell Celular, S.A. de C.V. and Iusacell Arrendadora, S.A. de C.V. (incorporated herein by reference to Exhibit 4.3 of Iusacell’s Annual Report on Form 20-F for fiscal year 2002-File No. 001-14938).

4.4	Amended and Restated Master Lease Agreement (English version), dated as of May 16, 2002, between MATC Celular, S. de R.L. de C.V. and Grupo Iusacell Celular, S.A. de C.V., for and on behalf of itself and its affiliates (incorporated herein by reference to Exhibit 4.4 of Iusacell’s Annual Report on Form 20-F for fiscal year 2002-File No. 001-14938).

4.5	Amended and Restated Build-to-Suit and Site Development Agreement, dated as of May 16, 2002, between MATC Celular, S. de R.L. de C.V. and Grupo Iusacell Celular, S.A. de C.V., for and on behalf of itself and its affiliates (incorporated herein by reference to Exhibit 4.5 of Iusacell’s Annual Report on Form 20-F for fiscal year 2002-File No. 001-14938).

4.6*	Purchase and Sale Agreement, dated as of December 19, 2003, among Grupo Iusacell Celular, SA de C.V., Sistemas Telefónicos Portátiles Celulares, S.A. de C.V., Telecomunicaciones del Golfo, S.A. de C.V., Communicaciones Celulares de Occidente,

Exhibit
No.	Exhibit
S.A. de C.V., Iusatelecomunicaciones, S.A. de C.V., SOS Telecomunicaciones S.A. de C.V., Portatel del Sureste, S.A. de C.V. and Iusacell PCS, S.A. de C.V. and MATC Digital, S. de R. L. de C.V.

4.7*	Second Amended and Restated Master Lease Agreement (for Purchased sites) (English version), dated as of December 19, 2003, among MATC Celular, S. de R.L. de C.V., Grupo Iusacell Celular, S.A. de C.V., Iusacell Arrendadora, S.A. de C.V., MATC Digital, S. de R.L. de C.V., and Grupo Iusacell S.A. de C.V.

4.8	First Amendment and Waiver, dated as of December 7, 2001, to the Amended and Restated Credit Agreement, dated as of July 25, 1997, as amended and restated as of March 29, 2001 among Grupo Iusacell Celular, S.A. de C.V., the lenders party thereto, and JP Morgan Chase Bank as Administrative Agent and Collateral Agent (incorporated herein by reference to Exhibit 4.3 of Grupo Iusacell’s Annual Report on Form 20-F for fiscal year 2001-File No. 001-14938).

4.9	Second Amendment and Waiver, dated as of April 28, 2003, to the Amended and Restated Credit Agreement, dated as of July 25, 1997, as amended and restated as of March 29, 2001 among Grupo Iusacell Celular, S.A. de C.V., the lenders party thereto, and JP Morgan Chase Bank as Administrative Agent and Collateral Agent (incorporated herein by reference to Exhibit 4.7 of Iusacell’s Annual Report on Form 20-F for fiscal year 2002-File No. 001-14938).

4.10	First Amendment to the Second Amendment and Waiver, dated as of April 28, 2003, to the Amended and Restated Credit Agreement, dated as of July 25, 1997, as amended and restated as of March 29, 2001 among Grupo Iusacell Celular, S.A. de C.V., the lenders party thereto, and JP Morgan Chase Bank as Administrative Agent and Collateral Agent (incorporated herein by reference to Exhibit 4.8 of Iusacell’s Annual Report on Form 20-F for fiscal year 2002-File No. 001-14938).

4.11	Second Amendment, dated as of June 10, 2003, to the Second Amendment and Waiver dated as of April 28, 2003, to the Amended and Restated Credit Agreement, dated as of July 25, 1997, as amended and restated as of March 29, 2001 among Grupo Iusacell Celular, S.A. de C.V., the lenders party thereto, and JP Morgan Chase Bank as Administrative Agent and Collateral Agent (incorporated herein by reference to Exhibit 4.9 of Iusacell’s Annual Report on Form 20-F for fiscal year 2002-File No. 001-14938).

4.12	English translation of long distance concession dated October 16, 1995 (incorporated herein by reference to Exhibit 10.1 of the Registration Statement F-1-Registration Number 333-10504).

4.13	English translation of cellular concession for Region 9 dated October 3, 1989 (incorporated herein by reference to Exhibit 10.1 of the Registration Statement F-4-Registration Number 333-95547).

4.14	English translation of cellular concession for Region 5 dated July 17, 1990 (incorporated herein by reference to Exhibit 10.2 of the Registration Statement F-4-Registration Number 333-95547).

4.15	English translation of cellular concession for Region 6 dated July 14, 1990 (incorporated herein by reference to Exhibit 10.3 of the Registration Statement F-4-Registration Number 333-95547).

4.16	English translation of cellular concession for Region 7 dated July 14, 1990 (incorporated herein by reference to Exhibit 10.4 of the Registration Statement F-4-Registration

Exhibit
No.	Exhibit
Number 333-95547).

4.17*	English translation of cellular concession for Region 8 dated July 17, 1990.

4.18	English translation of Point to Point Microwave Link Concessions dated June 4, 1998 (incorporated herein by reference to Exhibit 10.5 of the Registration Statement F-4-Registration Number 333-95547).

4.19*	English translation of agreement with Mr. Jose Ramon Elizondo Anaya, dated November 3, 2003, relating to the buy out of Mr. Elizondo’s equity interest in certain of our subsidiaries.

7.1*	Computation of ratio of earnings to fixed charges.

8.1*	List of subsidiaries.

31.1*	Rule 13a-14/15(d)-14(a) Certification (Chief Executive Officer)

31.2*	Rule 13a-14/15(d)-14(a) Certification (Chief Financial Officer)

32*	Section 1350 Certification

*Filed herewith

GLOSSARY OF TELECOMMUNICATIONS TERMS

1XRTT:	A member of CDMA 2000 which is a family of standards that defines the radio interface allowing a smooth transition from CDMA (1S-95) systems. This family of standards involve some variants and the services, offerings, such as voice and packet data on a single carrier (1XRTT), data only (1X-DO).

Analog:	A transmission method employing a continuous electrical signal that varies in amplitude or frequency in response to changes in sound, light, position, etc., impressed on a transducer in the sending device.

ARPU:	Average monthly mobile telephony revenue per subscriber.

Band:	A range of frequencies between two defined limits.

CDMA:	Code Division Multiple Access, the highest-capacity commercial digital standard available. CDMA increases capacity by transmitting a large number of simultaneous conversations over a single channel, assigning unique codes that can be re-assembled at the receiving end.

Cellular A-band:	The range of frequencies used to provide cellular wireless service between 825-835 MHz and between 870-880 MHz of the radio spectrum.

Cellular B-band:	The range of frequencies used to provide cellular wireless service between 835-845 MHz and between 880-890 MHz of the radio spectrum.

Channel:	A pathway for the transmission of information between a sending point and a receiving point.

Covered POPS:	The number of POPs in a defined area for whom a cellular signal is accessible.

CPP:	Calling Party Pays is a cellular telephony payment structure in which the party that places a call to a cellular telephone is billed for interconnection access, and the recipient is not billed for the airtime charges corresponding to the call.

Digital:	A method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission and switching technologies employ a sequence of discrete, distinct pulses to represent information, as opposed to the continuous analog signal.

E-1:	A digital telephony format that carries data at the rate of 2.048 Mbps (DS-1 level). E-1 is the European and Latin American version of North American T-1, although T-1 is 1.544 Mbps.

E3/DS3:	Digital signal X is a term for the series of standard digital transmission rates or levels based on DS0, a transmission rate of 64 Kbps, the bandwidth normally used for one telephone voice channel. Both the North American T-carrier system and the European E-carrier system of transmission operate using the DS series as a base multiple. The digital signal is what is carried inside the carrier system. DS3, the signal in the T-3 carrier, carries a multiple of 28 DS1 signals or 672 DS0s or 44.736 Mbps.

Hertz:	The unit measuring the frequency with which an alternating electromagnetic signal cycles through the zero-value state between lowest and highest states. One hertz (abbreviated Hz) equals one cycle per second; KHz (kilohertz) stands for thousands of hertz; MHz (megahertz) stands for millions of hertz; and GHz (gigahertz) stands for billions of hertz.

IMTS:	Improved mobile telephone service; IMTS systems are analog mobile telephone systems that employ a single powerful radio base station to communicate with IMTS mobile telephones that are within approximately a 25-mile radius.

LATA:	Local access and transport area; an area in which a local exchange carrier is permitted to provide service as designated by the 1982 United States federal court decree resulting from antitrust litigation brought by the United States Department of Justice against AT&T corporation.

MOU:	Monthly minutes of use.

PCS:	Personal communications services. PCS represents a digital wireless communications service with the ability to provide features such as voice, video and data applications, short messaging, voicemail, caller identification, call conferencing and call forwarding.

PCS A-band:	The range of frequencies used to provide PCS wireless services between 1.850-1.865 GHz and between 1.930-1.945 GHz of the radio spectrum.

PCS B-band:	The range of frequencies used to provide PCS wireless services between 1.870-1.885 GHz and between 1.950-1.965 GHz of the radio spectrum.

PCS D-band:	The range of frequencies used to provide PCS wireless services between 1.865-1.870 GHz and between 1.945-1.950 GHz of the radio spectrum.

PCS E-band:	The range of frequencies used to provide PCS wireless services between 1.885-1.890 GHz and between 1.965-1.970 GHz of the radio spectrum.

PDH:	A transmission system for voice communication using plesiochronous synchronization. PDH is the conventional multiplexing technology for network transmission systems.

Penetration Rate:	A cellular operator’s subscribers within a defined area derived by total POPs within that area.

POPs:	The population for a particular area based on the 2000 Mexican census. Population figures for 1996, 1997, 1998 and 1999 have been calculated by applying the forecast annual population growth rate for 1995, as published by the Instituto Nacional de Estadística, Geografía e Informática (the National Institute of Statistics, Geography and Information Processing, “INEGI”) to the official 1990 census figures. Population figures for 2002 have been calculated by applying the forecast annual population growth rate for 2002 to the data derived from the 2000 Mexico census. Where the population information is set forth without reference to a year, the information given is as of December 31, 2003. The SCT divides Mexico into nine geographic Regions for the provision of cellular service (individually a “Region” and collectively the “Regions”). Information regarding the numbers of POPs within a given Region has been calculated using the national population growth rate, as published by INEGI. Information regarding the number of POPs within a given city has been calculated using the growth rate for that city, as published by INEGI, which may not be the same as the national growth rate published by INEGI. The number of POPs in any Region or other geographic area should not be confused with the current number of users of wireless services in that Region or other geographic area and is not indicative of the number of users of wireless services in the future.

Roaming:	A service offered by mobile communications providers which allows a subscriber to use his or her telephone while in the service area of another carrier.

SDH:	Synchronous digital hierarchy (SDH). It refers to a group of fiber-optic transmission rates that can transport digital signals with different capacities.

STM1:	Synchronous Transport Module Digital signal X is a term for the series of standard digital transmission. STM1 is the signal that carries 155 Mbps.

Switch:	A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is the process of interconnecting circuits to form a transmission path between users.

TDMA:	Time division multiple access, a standard of digital cellular technology, which provides more call carrying capacity than analog, but less than CDMA, by interlacing conversations on a single channel through time-sharing methods.

Wi-Fi:	Wireless Fidelity is the popular term for a high-frequency wireless local area network (WLAN). The Wi-Fi technology is rapidly gaining acceptance in many companies as an alternative to a wired LAN. It can also be installed for a home network.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUPO IUSACELL CELULAR, S.A. DE C.V.

By: /s/ GUSTAVO GUZMÁN SEPÚLVEDA

Gustavo Guzmán Sepúlveda
Chief Executive Officer

By: /s/ JOSÉ LUIS RIERA KINKEL

José Luis Riera Kinkel
Chief Financial Officer

Date: June 30, 2004

REPORT OF INDEPENDENT ACCOUNTANTS

Mexico City, March 26, 2004, except for Notes 2 and 10a.
for which the date is April 19, 2004

The Board of Directors and Stockholders of
Grupo Iusacell Celular, S.A. de C.V.:

We have audited the accompanying consolidated balance sheets of Grupo Iusacell Celular, S.A. de C.V. and its subsidiaries (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of income, of changes in stockholders’ equity and of changes in financial position for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) and auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 4n. to the consolidated financial statements, for the year ended December 31, 2003 the Company adopted Bulletin C-8 “Intangible Assets” issued by the Mexican Institute of Public Accountants, with the effects described in such note.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Iusacell Celular, S. A. de C. V. and its subsidiaries as of December 31, 2003 and 2002, and the results of its operations, changes in stockholders’ equity and changes in its financial position for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 18 and 19 to the consolidated financial statements.

As discussed in Note 2 to the consolidated financial statements, the Company did not make the scheduled interest payments under its Secured Senior Notes Due 2004 and this is considered as an event of default under the indenture governing the Company’s Secured Senior Notes Due 2004 which entitled the holders of the notes with the right to claim, request or demand the acceleration of the due date of such Secured Senior Notes Due 2004.

Additionally, the Company exceeded the permitted leverage ratio under its Amended and Restated Senior Secured Credit Loan Agreement. The Company and its lenders entered into a temporary amendment and waiver which was extended several times and, in October 2003, was not further extended. As a result, the Company is in default and the lenders under the Amended and Restated Senior Secured Credit Loan Agreement were entitled with the right to request the acceleration of the due date of such Amended and Restated Senior Secured Credit Loan Agreement.

Furthermore, as discussed in Note 1 to the consolidated financial statements, Company’s two largest shareholders sold all of their shares to an unrelated party. Under the indenture governing the Secured Senior Notes Due 2004 and the contract governing the Amended and Restated Senior Secured Credit Loan Agreement, this constituted a change of control under which the holders of the Secured Senior Notes Due 2004 and the lenders under the Amended and Restated Senior Secured Credit Loan Agreement were entitled with the right to claim, request or demand the acceleration of the due date of these loans.

Finally, on January 14, 2004, a group of holders of the Secured Senior Notes Due 2004 filed a lawsuit in a New York Court against the Company for the immediate payment of the indebtedness under such loan, and alleging breach of the Secured Senior Notes Due 2004 indenture requesting that the Court declare that the holders of the notes are pari-passu with the lenders under the Amended and Restated Senior Secured Credit Loan Agreement. On April 19, 2004, this group of holders of the notes filed an amended complaint and now is also seeking injunctive relief barring the Company from selling, transferring or otherwise encumbering the assets pending decision on the merits of their claim for specific performance.

As a result of the above, the Secured Senior Notes Due 2004 and the Amended and Restated Senior Secured Credit Loan Agreement have been classified as short-term liabilities, and as a result, current liabilities exceed current assets by Ps.4,578,654,000. Operating results of the Company have deteriorated and also, the Company has accumulated losses of Ps.11,142,089,000 representing more than two thirds of its capital stock and, in accordance with Mexican law, this is a cause of dissolution, which any interested party may request be declared by Court. Additionally, the Company might be instituted in a reorganization proceeding under the Concurso Mercantil Law in Mexico. These conditions, among others, raise substantial doubt about the Company’s ability to continue as a going concern. These matters and management’s plans are more fully discussed in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

PricewaterhouseCoopers

José S. Oropeza de la Cruz
Audit Partner

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S. A. de C. V.)

CONSOLIDATED BALANCE SHEETS
(Notes 1, 2, 3 and 4)

Expressed in thousands of
constant Mexican pesos as of December 31, 2003

	December 31,
Assets	2003		2002
CURRENT ASSETS:
Cash and cash equivalents (Note 4f.)	Ps.	4,157	Ps.	154,397

Accounts receivable:
Trade, net of Ps.267,081 and Ps.97,328 of allowance for doubtful accounts in 2003 and 2002, respectively (Note 4h.)		498,790		663,533
Due from related parties (Note 5)		—		63,291
Recoverable taxes and other		353,542		463,747

		852,332		1,190,571

Inventories — Net (Note 6)		255,995		37,119

Total current assets		1,112,484		1,382,087
Investments (Note 7)		14,194		35,791
Property and equipment — Net (Note 8)		6,906,450		8,893,303
Other assets — Net (Note 9)		656,794		1,520,200
Goodwill — Net of accumulated amortization of Ps.1,091,779 in 2003 and Ps.998,231 in 2002 (Note 4m.)		1,712,014		1,953,573

Total assets	Ps.	10,401,936	Ps.	13,784,954

Liabilities and Stockholders’ Equity
CURRENT LIABILITIES:
Current portion of long-term debt (Note 10)	Ps.	4,667,429
Notes payable (Note 10d.)		—	Ps.	130,258
Trade accounts payable		360,935		282,578
Due to related parties (Note 5)		22,645		114,967
Taxes and other payables		640,129		574,442
Income tax (Note 11)		—		52,723

Total current liabilities		5,691,138		1,154,968
Long-term debt (Note 10)		—		4,511,481
Other accounts payable, long-term (Notes 4g. and 4r.)		654		3,140

Total liabilities		5,691,792		5,669,589

Commitments and contingencies (Note 12)		—		—

STOCKHOLDERS’ EQUITY:
Contributed capital (Note 13):
Capital stock		16,558,729		16,558,729
Capital contributed		102,027		102,027

		16,660,756		16,660,756

Earned capital (Note 14):
Accumulated (losses) profits:
Legal reserve		29,485		29,485
For prior years		(7,844,274)		(6,741,103)
For the year		(3,327,300)		(1,103,171)

		(11,142,089)		(7,814,789)

Accumulated other comprehensive income		(730,602)		(730,602)

Total majority stockholders’ equity		4,788,065		8,115,365
Minority interest		(77,921)		—

Total stockholders’ equity		4,710,144		8,115,365

Total liabilities and stockholders’ equity	Ps.	10,401,936	Ps.	13,784,954

The accompanying nineteen notes are an integral part of these consolidated financial statements.

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

(Notes 1, 2, 3 and 4)

Expressed in thousands of
constant Mexican pesos as of December 31, 2003

	Years ended
	December 31,
	2003		2002		2001
Revenues:
Services	Ps.	4,217,280	Ps.	5,188,345	Ps.	6,244,566
Telephone equipment sales and other		545,897		615,439		667,278

		4,763,177		5,803,784		6,911,844

Cost of sales:
Cost of services		1,530,784		1,611,219		1,622,879
Cost of telephone equipment sales and other		899,616		507,241		415,550

		2,430,400		2,118,460		2,038,429

Gross profit		2,332,777		3,685,324		4,873,415
Operating expenses		1,872,774		1,854,574		2,440,218
Depreciation and amortization		1,953,687		2,206,050		2,823,164
Other operating income (Note 8c.)		85,984		95,257		338,388

Operating loss		(1,407,700)		(280,043)		(51,579)

Intangible assets write-off (Note 4o.)		216,820		—		—

Abandoned fixed assets write-off (Note 8d.)		404,700		—		—

Other expenses – Net (Note 9d.)		307,161		—		—

Integral financing cost:
Interest expense — Net		359,615		399,966		424,126
Foreign exchange loss (gain) — Net		386,835		527,331		(105,282)
Gain from monetary position		(165,633)		(229,414)		(181,376)

		580,817		697,883		137,468

Equity participation in net loss (profit) of associated companies and net loss (gain) on sale of equity investments (Notes 3 and 7)		17,544		10,129		(7,164)

Loss from continuing operations before income tax and minority interest		(2,934,742)		(988,055)		(181,883)
Provision for income tax (Note 11)		267,024		125,265		160,908

Loss from continuing operations before minority interest		(3,201,766)		(1,113,320)		(342,791)
Minority interest		17,964		10,149		22,745

Loss from continuing operations before extraordinary item		(3,183,802)		(1,103,171)		(320,046)
Extraordinary item for the early extinguishment of debt, net of taxes (Note 10d.)		15,517		—		—

Loss after extraordinary item		(3,168,285)		(1,103,171)		(320,046)
Cumulative effect of the adoption of the new accounting pronouncement and change in accounting policy, net of taxes (Notes 4j. and 4g.)		159,015		—		7,120

Net loss for the year	(Ps.3,327,300)		(Ps.1,103,171)		(Ps.327,166)

The accompanying nineteen notes are an integral part of these consolidated financial statements.

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Notes 1, 2, 3 and 4)

Expressed in thousands of constant Mexican pesos as of December 31, 2003

							Accumulated profits (losses)
					Contributions
					for future
	Capital				capital
	stock		Capital		stock		Legal
	subscribed		contributions		increases		reserve		For prior years	For the year
Balance at December 31, 2000	Ps.	14,145,469	Ps.	102,027	Ps.	1,431,161	Ps.	29,485	(Ps.5,674,901)	(Ps.739,036)
Application of 2000 net loss									(739,036)	739,036
Increase in capital stock from the capitalization of stockholders’ debt		121
Decrease in capital stock from the effects of the reverse stock split		(266)
Increase in capital stock		352
Contribution for future capital stock increases						981,892
Increase in minority interest Comprehensive loss for the year										(327,166)

Balance at December 31, 2001		14,145,676		102,027		2,413,053		29,485	(6,413,937)	(327,166)
Application of 2001 net loss									(327,166)	327,166
Capitalization of contributions for future capital stock increases		2,413,053				(2,413,053)
Decrease in minority interest Comprehensive loss for the year										(1,103,171)

Balance at December 31, 2002		16,558,729		102,027		—		29,485	(6,741,103)	(1,103,171)
Application of 2002 net loss									(1,103,171)	1,103,171
Decrease in minority interest Comprehensive loss for the year										(3,327,300)

Balance at December 31, 2003	Ps.	16,558,729	Ps.	102,027	Ps.	—	Ps.	29,485	(Ps.7,844,274)	(Ps.3,327,300)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Accumulated
	other			Total
	comprehensive	Minority		stockholders'
	income	interest		equity
Balance at December 31, 2000	(Ps.730,602)	Ps.	27,962	Ps.	8,591,565
Application of 2000 net loss					—
Increase in capital stock from the capitalization of stockholders’ debt					121
Decrease in capital stock from the effects of the reverse stock split					(266)
Increase in capital stock					352
Contribution for future capital stock increases					981,892
Increase in minority interest			109,517		109,517
Comprehensive loss for the year					(327,166)

Balance at December 31, 2001	(730,602)		137,479		9,356,015
Application of 2001 net loss					—
Capitalization of contributions for future capital stock increases					—
Decrease in minority interest			(137,479)		(137,479)
Comprehensive loss for the year					(1,103,171)

Balance at December 31, 2002	(730,602)		—		8,115,365
Application of 2002 net loss					—
Decrease in minority interest			(77,921)		(77,921)
Comprehensive loss for the year					(3,327,300)

Balance at December 31, 2003	(Ps.730,602)	(Ps.77,921)		Ps.	4,710,144

The accompanying nineteen notes are an integral part of these consolidated financial statements.

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
(Notes 1, 2, 3 and 4)

Expressed in thousands of constant
Mexican pesos as of December 31, 2003

	Years ended
	December 31,
Operating activities:	2003		2002		2001
Loss from continuing operations	(Ps.3,183,802)		(Ps.1,103,171)		(Ps.320,046)
Items not requiring the use of resources:
Depreciation and amortization		1,953,687		2,206,050		2,823,164
Intangible assets write-off		216,820		—		—
Other long-term assets write-offs		394,337		—		—
Abandoned fixed assets write-off		404,700		—		—
Equity participation in net loss (profit) of associated companies and net loss (gain) on sale of equity investments		17,544		10,129		(7,164)
Deferred income tax		163,170		9,214		—
Minority interest		(17,964)		(10,149)		(22,745)

		(51,508)		1,112,073		2,473,209
Resources provided by (used for) operating activities:
Trade accounts receivable		164,743		(9,273)		75,095
Related parties		(29,027)		(77,429)		13,946
Recoverable taxes and other		110,205		122,848		(2,168)
Inventories		(218,876)		226,405		37,206
Trade accounts payable		78,357		(457,585)		68,255
Taxes and other payables		65,681		(319,103)		(277,677)
Income tax		(52,723)		(7,174)		17,550
Employee profit sharing		—		(2,933)		2,928
Other		(2,484)		(57,026)		56,408

Resources provided by (used for) operating activities before extraordinary item and cumulative effect of the adoption of the new accounting pronouncement and change in accounting policy		64,368		530,803		2,464,752
Extraordinary item for the early extinguishment of debt		15,517		—		—
Cumulative effect of the adoption of the new accounting pronouncement and change in accounting policy		(159,015)		—		(7,120)

Resources (used for) provided by operating activities		(79,130)		530,803		2,457,632

Financing activities:
Proceeds from long-term debt		155,948		322,885		2,676,910
Principal payments on long-term debt		—		—		(3,098,752)
(Decrease) increase in notes payable		(130,258)		9,323		(11,383)
Contribution for future capital stock increases		—		—		981,892
Increase in capital stock		—		—		352
Decrease in capital stock		—		—		(266)
Increase in capital stock from the capitalization of stockholders’ debt		—		—		121

Resources provided by financing activities		25,690		332,208		548,874

Investing activities:
Purchase of property and equipment		(96,800)		(622,910)		(1,756,057)
(Purchase) sale of common stock of associated companies		—		(192,581)		4,370
Acquisition of Portatel, net of cash		—		—		(544,390)
Increase in telephones to be amortized		—		—		(573,475)
(Purchase) disposal of other assets		—		(24,510)		(326,886)

Resources used for investing activities		(96,800)		(840,001)		(3,196,438)

Net (decrease) increase in cash and cash equivalents		(150,240)		23,010		(189,932)
Cash and cash equivalents at the beginning of the year		154,397		131,387		321,319

Cash and cash equivalents at the end of the year	Ps.	4,157	Ps.	154,397	Ps.	131,387

The accompanying nineteen notes are an integral part of these consolidated financial statements.

GRUPO IUSACELL CELULAR, S. A. DE C. V. AND SUBSIDIARIES
(subsidiary of Grupo Iusacell, S. A. de C. V.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2003, 2002 AND 2001

Except as otherwise noted, expressed
in thousands of constant Mexican pesos as of December 31, 2003.
Amounts expressed in U.S. Dollars are in thousands.

NOTE 1 – ENTITY, NATURE OF BUSINESS AND PRINCIPAL STOCKHOLDERS:

Entity and nature of business:

Grupo Iusacell Celular, S. A. de C. V. is a holding company incorporated on October 6, 1992, and as mentioned in the following paragraph, starting August 4, 1999, is subsidiary of Grupo Iusacell, S. A. de C. V. (Iusacell). On March 1, 2000, changed its name from Grupo Iusacell, S.A. de C. V. to Grupo Iusacell Celular, S. A. de C. V. (Iusacell Celular or the Company).

As a part of the recapitalization and restructuring plan of Iusacell Celular, a new holding company, Iusacell, was incorporated on August 6, 1998 to acquire and hold all of the outstanding shares of Iusacell Celular. In July 1999 and February 2000, Iusacell launched public offers to exchange its two series of common stock for the four series of common stock of Iusacell Celular then outstanding on a one for one basis. As a result of these offers, Iusacell acquired 99.99% of Iusacell Celular shares. Later, in June 2000, Iusacell launched a private purchase offer under which it expected to purchase the remaining Iusacell Celular shares not tendered during the two previous offers. When this offer expired only 0.002% of the total outstanding shares of Iusacell Celular as of December 31, 2000 were not owned by Iusacell.

Finally, on March 30, 2001, Iusacell Celular’s stockholders approved a 30,000 to 1 reverse stock split. Upon implementation of the reverse split in May 2001, Iusacell increased its ownership in Iusacell Celular to 100.00%. All references to the number of shares, per share amounts and any other reference to shares in the consolidated financial statements and the accompanying notes to the consolidated financial statements, unless otherwise noted, have been adjusted to reflect the reverse split on a retroactive basis (Note 13).

Iusacell Celular and its subsidiaries are referred collectively herein as the Group.

Iusacell Celular’s subsidiaries are primarily engaged in the wireless telecommunications business and hold concessions to operate cellular telephone systems in five market areas (each a Region) in Mexico. Iusacell Celular through its subsidiaries, holds the non-wireline cellular concessions for Region 5 (Guadalajara), Region 6 (Leon), Region 7 (Puebla), a cellular authorization for Region 9 (Mexico City), and in 2001, acquired the company that holds the concession for Region 8 (Mérida) (Note 3). Iusacell Celular subsidiaries also hold concessions to provide long distance services and nationwide and international paging services.

Principal stockholders:

In February 1997, after execution of a definitive agreement between Iusacell Celular’s principal stockholders and approval by the Mexican government, Bell Atlantic Corporation (Bell Atlantic) assumed management control of Iusacell Celular from Carlos Peralta and companies and individuals controlled by or related to him (together, the Peralta Group). After the incorporation of Iusacell, Bell Atlantic also had management control of Iusacell. On June 30, 2000, Bell Atlantic and GTE Corporation completed their merger, creating Verizon Communications Inc. (Verizon).

On April 4, 2001, after obtaining the authorization of the Mexican regulatory agencies and the finalization of a stockholders’ agreement between the Peralta Group and Vodafone Group Plc (Vodafone), the Peralta Group and Vodafone closed the transaction under which the Peralta Group sold its 34.50% ownership in Iusacell to Vodafone.

On June 13, 2003, Movil Access, S.A. de C.V. (Movil Access) a Mexican telecommunications service provider, which is a part of a group of companies controlled by Ricardo B. Salinas Pliego, announced an agreement to acquire, at least, the outstanding shares of Iusacell owned by Verizon and Vodafone, through a public tender offer. When the offer expired, on July 28, 2003, Movil Access acquired 74.63% of the outstanding shares of Iusacell and the management control of Iusacell.

NOTE 2 – FINANCIAL SITUATION:

As mentioned in Note 10, the Group is in default under some of the agreements governing its loans and as a result, the lenders under such loans were entitled with the right to declare the acceleration of the due date of the indebtedness under such loans.

As mentioned in the same Note 10, a group of holders of the Secured Senior Notes Due 2004 filed a lawsuit in a New York Court against the Company demanding the immediate payment of the indebtedness under that loan, and alleging breach of the Secured Senior Notes Due 2004 indenture requesting that the Court declare that the holders of the notes are pari-passu with the lenders under the Amended and Restated Senior Secured Credit Loan Agreement. On April 19, 2004, this group of holders of the notes filed an amended complaint and now is also seeking injunctive relief barring the Company from selling, transferring or otherwise encumbering the assets pending decision on the merits of their claim for specific performance.

During 2003, the Group did not make interest payments under some of these loans and as of the issuance date of these financial statements, interest payments overdue amounted to Ps.169,750 (U.S.$15,116). The Group does not expect to have sufficient future cash flows to make these payments, unless it receives additional funds from external sources.

Additionally, the Group has incurred in accumulated losses that have originated that as of December 31, 2003 has lost more than two thirds of its capital stock, and, as of the same date, that the consolidated current liabilities exceed the consolidated current assets by Ps.4,578,654. Furthermore, the Company might be instituted in a reorganization proceeding under the Concurso Mercantil Law in Mexico.

Under these circumstances, Accounting Principles Generally Accepted in Mexico (Mexican GAAP) require that these loans be presented as current liabilities. The Group classified these loans as current liabilities as of December 31, 2003.

In order to turn around this situation and to maintain the Group’s viability, the Company’s management has changed its business strategy and has implemented some short-term measures that will result in cost savings. Some key elements of this strategy include the restructuring of its debts, a reduction in personnel and other expenses and the optimization of capital expenditures.

The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE 3 — ACQUISITIONS, DISPOSITIONS AND COMPANY STRUCTURE:

During 2001, the Company incorporated Iusatel USA, Inc. to be engaged in the long distance business in the United States of America. Iusatel USA started operations in December, 2002.

On March 22, 2001, the Company sold its 65.00% equity interest in Satelitrón, S. A. de C. V. As a result of the sale, the Company recorded a gain of Ps.4,370 (U.S.$429) before taxes.

During 2002, Inflight Phone de México, S.A. de C.V. and Promotora Celular, S.A. de C.V., were merged into Iusacell, S.A. de C.V. The three companies are wholly-owned subsidiaries. The merger was recorded as of July 31, 2002.

Acquisition of Grupo Portatel, S. A. de C. V.:

On October 19, 2001, the Company completed the acquisition of a 78.34% ownership in Grupo Portatel, S. A. de C. V. and its subsidiaries (Portatel) for Ps.574,299 (U.S.$56,588). The Company also reached an agreement to acquire the remaining 21.66% ownership in Portatel for Ps.163,904 (U.S.$16,150). The Company closed the acquisition of this remaining ownership on February 8, 2002. Portatel is engaged in the wireless communications business and holds the concession to operate cellular telephone systems in the Region 8, which covers the Mexican states of Yucatan, Campeche, Quintana Roo, Chiapas and Tabasco in the southeast of Mexico.

The consolidated income statements of the Company and its subsidiaries include the consolidated results of Portatel beginning October 19, 2001. The assets acquired and liabilities assumed were recorded at estimated fair values as determined by the Company’s management based on information currently available, on current assumptions as to future operations and independent appraisals. A summary of the assets acquired and liabilities assumed in the acquisition is as follows:

Estimated fair values:
Assets acquired	Ps.	724,256
Liabilities assumed		(214,417)
Goodwill (amortized by the straight-line method over the remaining life of the concession)		228,364

Purchase price	Ps.	738,203

Group Structure:

Under the laws established by the Mexican government, due to Verizon’s control of Iusacell, Iusacell may not own the majority of the voting stock of Mexican companies that hold concessions to provide telecommunications services other than cellular service. As of November 1998, the Company and Jose Ramon Elizondo, a then director of Iusacell (the Mexican National), entered into a joint venture formation agreement (the Agreement) pursuant to which they agreed to participate together in the microwave frequencies leasing, long distance, local telephony, PCS and paging businesses.

The Company and the Mexican National agreed that the Company would own 94.90% of the economic interest and 49.00% of the voting shares of Iusatel, S. A. de C. V. (Iusatel), the Company’s long distance concessionaire, Iusatelecomunicaciones, S. A. de C. V. (Iusatelecomunicaciones), the Company’s fixed wireless local telephony operation, Punto-a-Punto Iusacell, S. A. de C. V. (Punto-a-Punto Iusacell), a microwave frequencies concessionaire and Iusacell PCS, S. A. de C. V. (Iusacell PCS), which holds concessions for 1.9GHz frequencies in Regions 1 and 4. The Mexican National would own 5.10% of the economic interest and 51.00% of the voting shares of these companies. Additionally, the Mexican National would acquire 2.00% of the voting shares of Infotelecom, S.A. de C.V., the Company’s subsidiary that provides national and international paging services (Infotelecom) and which is the result of a joint venture agreement between the Company and Infomin, S.A. de C.V. (Infomin), a Mexican company which holds a fifteen-year concession to provide nationwide and international paging services through July 2009. As of December 31, 2003, Infotelecom is owned 49.00%, 49.00% and 2.00%, by the Company, Banorte, S. A. (which acquired Infomin’s interest in Infotelecom in exchange for the retirement of debt) and the Mexican National, respectively.

Iusatel, Iusatelecomunicaciones, Punto-a-Punto Iusacell and Infotelecom (and until 2000 Iusacell PCS which was acquired by Iusacell) are each referred herein as a Non-Cellular Subsidiary and together, the Non-Cellular Subsidiaries.

Under the Agreement, the Mexican National did not have the unilateral right to approve actions at the shareholder or board level of the Non-Cellular Subsidiaries. Under each Non-Cellular Subsidiaries’ by-laws, all shareholder or board action had to be approved by the majority of the shares held by the Company (or Iusacell) or a majority of the board members designated by the Company (or Iusacell), respectively. The Agreement, together with each joint venture company’s by-laws, enable the Company or Iusacell, as the case may be, to have management control over the day-to-day operations and financial administration of the Non-Cellular Subsidiaries. The Mexican National cannot alone, among other things, select, terminate or determine the compensation of management or establish operating and capital decisions in the ordinary course of business.

Finally, as a part of the Agreement, Iusacell and the Mexican National provide each other with a put and call option on the shares of the Non-Cellular subsidiaries owned by the Mexican National.

On October 2, 2003, the Mexican National notified Iusacell that he was exercising its put option on the Non-Cellular Subsidiaries shares owned by him, based on the Agreement. As a result, on November 3, 2003, Iusacell and the Mexican National signed an agreement under which Iusacell PCS (affiliated company) will pay to the Mexican National, on its own and/or on behalf of any of the Non-Cellular Subsidiaries, a total amount of U.S.$11,194, net of income taxes, resulting from the capital stock refunds originated by the cancellation of the shares owned by the Mexican National in the Non-Cellular Subsidiaries over a period of two years. This amount will be paid through weekly variable installments of at least, U.S.$100 each, starting on November 3, 2003. The unpaid amount bears interest at a fixed annual rate of 14.00%. As of December 31, 2003 and as of the issuance date of these financial statement, the Group and affiliated companies of the Group, have paid the Mexican National U.S.$900 and U.S.$2,200, respectively.

Pursuant to the agreement, during two years or until the full amount has been paid to the Mexican National, the shares described in the agreement will be deposited in a trust, and the voting rights of such shares will be exercised by the trust, under the instructions of Iusacell. In the event that Iusacell PCS failed to make four payments, the trust will exercise the voting rights under the instructions of the Mexican National. Additionally, this agreement establishes that under certain circumstances, including the failure to make four payments, among others, the amounts paid by Iusacell as of that date may be retained by the Mexican National as a penalty for breaching the agreement, and the shares deposited in the trust will revert to the Mexican National.

The subsidiaries of the Company, which are included in the consolidated financial statements, are as follows:

	Economic Interest
	(direct or indirect,
	as of December 31)
Subsidiary	2003	2002
	(%)	(%)
S.O.S. Telecomunicaciones, S. A. de C. V. (Región 9)	100.00	100.00
Iusacell, S. A. de C. V.	100.00	100.00
Sistecel, S. A. de C. V.	100.00	100.00
Comunicaciones Celulares de Occidente, S. A. de C. V. (Región 5)	100.00	100.00
Sistemas Telefónicos Portátiles Celulares, S. A. de C. V. (Región 6)	100.00	100.00
Telecomunicaciones del Golfo, S. A. de C. V. (Región 7)	100.00	100.00
Inmobiliaria Montes Urales 460, S. A. de C. V.	100.00	100.00
Mexican Cellular Investments, Inc.	100.00	100.00
Iusanet, S. A. de C. V.	100.00	100.00
Iusatelecomunicaciones, S. A. de C. V.	94.90	94.90
Grupo Iusacell Nicaragua, S. A.	100.00	100.00
Infotelecom, S. A. de C. V.	49.00	49.00
Punto a Punto Iusacell, S. A. de C. V.	94.90	94.90
Grupo Portatel, S. A. de C. V. y subsidiaria (Región 8)	100.00	100.00
Iusatel, S. A. de C. V.	94.90	94.90
Iusatel USA, Inc.	94.90	94.90

NOTE 4 — BASIS OF PRESENTATION AND ACCOUNTING POLICIES:

a.	Basis of presentation

The Company’s consolidated financial statements have been prepared in conformity with Mexican GAAP. The consolidated financial statements have been presented in thousands of constant Mexican pesos as of December 31, 2003 as required by Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information”, as amended, issued by the Mexican Institute of Public Accountants (MIPA) (Bulletin B-10).

b.	Consolidated financial statements

Those companies in which the Company holds 50.00% or more of the capital stock and/or exercises control over operating and financing activities are included in the consolidated financial statements. In addition, while the Company owns less than 50.00% of the voting common stock of the Non-Cellular Subsidiaries, it consolidates them because it exercises management control over their day-to-day operations and financial administration by appointment of the stockholders and other arrangements (Note 3). All significant inter-company balances and transactions have been eliminated in consolidation.

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

d.	Monetary unit

The financial statements are presented in Mexican pesos (Ps.), the currency that, based on Mexican laws, must be used to prepare the accounting records of the Company and its Mexican subsidiaries.

e.	Effects of inflation on the financial statements

The consolidated financial statements of the Company have been prepared in accordance with Bulletin B-10. The Third Amendment to Bulletin B-10 requires the restatement of all comparative financial statements to constant Mexican pesos as of the date of the most recent balance sheet presented. Accordingly, the consolidated financial statements have been restated as follows:

•	The balance sheet amounts as of December 31, 2002 presented in the consolidated financial statements have been restated to constant Mexican pesos as of December 31, 2003 based on the National Consumer Price Index (NCPI) published by Banco de México (the Mexican Central Bank).

•	Consolidated income statements for the current and prior years have been restated to constant Mexican pesos as of December 31, 2003 using the NCPI from the periods in which the transactions occurred.

•	Bulletin B-12, “Statement of Changes in Financial Information”, issued by the MIPA (Bulletin B-12), addresses the presentation of the statement of changes in financial position when financial statements have been restated to constant Mexican pesos as of the latest balance sheet date. Bulletin B-12 identifies the origin and application of resources representing differences between beginning and ending balance sheet amounts in constant Mexican pesos, excluding the effect of holding non-monetary assets. Bulletin B-12 also provides that monetary and foreign exchange gains and losses should not be eliminated from resources provided by operating or financing activities.

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

Property and equipment are depreciated using the straight-line method, based on the restated values. The average annual rates of depreciation used by the Group are as follows:

	2003	2002
	(%)	(%)
Buildings and facilities	4.00	4.00
Communications equipment	10.00	10.00
Furniture and fixtures	10.00	10.00
Transportation equipment	17.00	17.00
Computer equipment	29.00	29.00
Cellular rental telephones	—	25.00

The Group does not capitalize integral financing cost for assets under construction, unless the integral financing cost generated by loans are directly attributable to those assets. For the years ended December 31, 2003, 2002 and 2001, the Group did not capitalize integral financing cost.

Investments in associated companies are accounted for using the equity method based on the associated company’s equity and are adjusted for the effects of inflation in accordance with Bulletin B-10.

Restatement of stockholders’ equity:

The contributed and earned capital accounts include the effect of restatement determined by applying the NCPI factor from the date capital was contributed or earned. The restatement represents the amount required to maintain the contributions and accumulated results in constant Mexican pesos as of December 31, 2003.

The excess or deficit from restatement of capital account is an element of stockholders’ equity that includes surplus or deficit from holding non-monetary assets, which represents the excess or deficit in specific values of net non-monetary assets in comparison with the increase attributable to general inflation as measured by the NCPI.

Integral financing cost:

Integral financing cost is comprised of net interest expense, foreign exchange gains and losses and gains and losses from net monetary position.

Foreign exchange gains and losses on transactions denominated in currencies other than Mexican pesos result from fluctuations in exchange rates between the date transactions are recorded and the date of settlement or period end.

Gains and losses from net monetary position represent the effects of inflation, as measured by the NCPI, on the Group’s monetary assets and liabilities at the beginning of each month. If monetary liabilities exceed monetary assets, there is a gain from monetary position. If monetary liabilities are less than monetary assets, there is a resulting loss from monetary position.

f.	Cash and cash equivalents

Cash and cash equivalents consist primarily of bank deposits. The Group invests its excess cash in deposits with major banks.

g.	Financial instruments

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

The Group’s financial instruments consist principally of cash and cash equivalents, accounts receivable and payable, notes payable, long-term debt, and until 2002, foreign currency and interest hedge contracts.

Until October 2002, the Group used derivative financial instruments to manage the risk of variable interest rates and foreign currency exchange fluctuations, which under Bulletin C-2, are classified as hedge transactions. On October 7 and 10, 2002, the Group early terminated the derivative financial instruments used for hedging purposes (Note 16).

The carrying amounts of the Group’s financial instruments, as reflected in the balance sheet, approximate their fair value as of December 31, 2003 and 2002, except for long-term debt which has a quoted market value (Note 16).

As a result of the adoption of this new accounting pronouncement in 2001, the Group recognized a cumulative loss on derivative financial instruments of Ps.7,120 as of January 1, 2001.

h.	Allowance for doubtful accounts

The Group cancels service to customers with invoices that are 60 days past due. The allowance for doubtful accounts represents the Group’s estimate of the probable loss inherent in all accounts receivable due to general historical trends of customer performance and factors surrounding the specific customer’s credit risk. The Group wrote off accounts receivable for Ps.198,233 in 2002. The charge to income for the year for the allowance for doubtful accounts amounted to Ps.169,753, Ps.63,777 and Ps.119,175 in 2003, 2002 and 2001, respectively.

i.	Investment in associated companies

The Company carries under the equity method long-term investments in associated companies in which it owns between 20.00% and 50.00% of the company’s voting common stock and over which the Company can exercise significant influence. Under the equity method, such investments are carried at cost adjusted for the Company’s share of the net income or losses of these companies and the effects of restatement of non-monetary assets in the associated companies. The effects of significant transactions with such associated companies are eliminated before applying the equity method.

j.	Cellular telephones

Until September 30, 2003, the cost of cellular telephones given to customers under exclusive service contracts was amortized based on the nature and terms of the service contracts to match costs with the timing of earned revenues. Average amortization period was twelve months. Until September 30, 2003, the cost of such telephones was included in Recoverable taxes and other, in the consolidated balance sheet, net of accumulated amortization. Such cost did not exceed market value.

During the third quarter of 2003, the Group changed the accounting policy for the telephones given to customers under exclusive service contracts. As a result, the cost of such telephones is recorded in the income statement at the moment when the contract is signed and such cost is included as a part of the cost of equipment sales and other, in the consolidated statement of income. The cumulative effect of this change in accounting policy resulted in a loss for the year for 2003 of Ps.159,015 related to the remaining balance of telephones being amortized as of that date, amount that is included in the line cumulative effect of the adoption of the new accounting pronouncement and change in accounting policy, in the consolidated income statement for the year ended December 31, 2003.

In addition to the effect for this change, the Group reclassified Ps.226,027 of the amortization for the period from January to September 2003, which were originally recorded as a depreciation and amortization for the period, to cost of telephone equipment sales and other. If this reclassification had been made for the years ended December 31, 2002 and 2001, the cost of telephone equipment sales and other would have been of Ps.925,869 and Ps.1,578,643, respectively, and the depreciation and amortization would have been Ps.1,787,422 and Ps.1,660,071, respectively.

At the end of the contract term, the customer keeps the cellular telephone. In the event of an early termination of an exclusive service contract, the customer either (i) is required to return the phone to the Group or (ii) acquires the telephone at its market value on the date of termination.

The cost of cellular telephones sold to customers is recorded as cost of sales based on the average cost of such telephones. Until 2002, telephones leased to customers are included in fixed assets and are depreciated over the initial lease period, generally two years.

k.	Concessions

Costs related to the acquisition of concessions granted by the Mexican government to provide cellular telephone services have been capitalized and are included in other assets. Such costs are amortized on a straight-line basis over the initial term of the respective concession. The Mexican government requires the Company’s compliance with the specific terms of each concession. Through December 31, 2003, the Group had complied substantially with such requirements, except for certain informational requirements of the Mexican authorities. The Group believes that such noncompliance does not expose it to any risk of concession forfeiture, or any other material liability.

l.	Advertising

Advertising costs are expensed as incurred. The cost of prepaid media advertising (including television air time, magazine, directory and other print media) is deferred and recorded in other assets until the advertising airtime or space is used, at which time, such cost is recognized as an operating expense. Advertising expense amounted to Ps.428,124, Ps.291,301 and Ps.473,691 for 2003, 2002 and 2001, respectively.

On July 1, 2003, the Group signed a contract with an advertising agency, through which the agency is delivering advertising services to the Group, including television air time provided by Televisión Azteca, S.A. de C.V. (TVA), related party, as well as advertising in other media companies. The contract was signed for the period from July 1, 2003 to December 31, 2004. For the year ended December 31, 2003, the amount paid to this advertising agency, without the Value Added Tax, amounted to Ps.288,856.

m.	Goodwill

Goodwill is amortized on a straight-line basis over twenty years. Amortization expense was Ps.197,069, Ps.175,625 and Ps.174,785 in 2003, 2002 and 2001, respectively. Additionally, the Group canceled goodwill for Ps.35,180 from its telephones leasing business, amount that is presented as an special item in the line cancellation of intangible assets in the consolidated statement of income for the year ended December 31, 2003 (Note 4o.).

n.	Intangible assets

Beginning January 1, 2003, the Group adopted Bulletin C-8 “Intangible assets” issued by the MIPA. This statement requires intangible assets to be recognized on the balance sheet as long as they are identifiable, provide expected economic benefits and the company has control over such benefits. It also provides that intangible assets with an indefinite useful life should not be amortized and intangible assets with a definite life should be amortized systematically, based on the best estimate of their useful life determined in accordance with the expected future economic benefits. These assets are subject to an annual evaluation of their recoverable value, to identify any impairment losses (Note 9).

The adoption of this statement did not have a significant effect on the Group’s financial position. During the third quarter of 2003 and considering the economic conditions under which the Group is operating (Note 2) and based on the business plan prepared by the Group’s new management, the Group wrote down intangible assets for Ps.181,640 , amount that was charged to income of the year and is shown in the consolidated income statement for the year ended December 31, 2003, as a special item (Note 4o.).

•	. Evaluation of long-lived assets

The Group evaluates the recoverability of its long-lived assets when events and circumstances indicate that such assets might be impaired. The Group determines impairment by comparing the undiscounted cash flows estimated to be generated by these assets to their respective carrying amounts. In the event impairment exists, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the asset. If quoted market prices for an asset are not available, fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on property and equipment to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

For the year ended December 31, 2003, the Group wrote down intangible assets for Ps.216,820, including Ps.35,180 of goodwill (Notes 4m. and 4n.).

p.	Deferred income taxes and employee profit sharing

The Group follows the provisions of Bulletin D-4, “Accounting Treatment of Income Tax, Assets Tax and Employee Profit Sharing”, issued by the MIPA, (Bulletin D-4). This Bulletin requires a method to calculate deferred taxes based on comprehensive assets and liabilities. The new method requires the recognition of future tax consequences based on the difference between the financial statements and tax basis of assets and liabilities -temporary differences- as of the date of the financial statements.

During 2003, and due to the circumstances mentioned in Note 2 and since the Group can not assure the realization of certain tax loss carry forwards, the Group increased the net deferred tax asset valuation allowance to fully reserve the deferred tax asset amounting to Ps.163,170 (Note 11).

Employee profit sharing is a statutory labor obligation payable to employees and determined, for each subsidiary with employees, on its pretax income, as adjusted, in accordance with the provisions of Mexican labor and tax laws.

q.	Liabilities

Beginning January 1, 2003, the Group adopted Bulletin C-9 “Liabilities, provisions, contingent assets and liabilities and commitments” issued by the MIPA (Bulletin C-9). This Bulletin establishes general rules for the valuation, presentation and disclosure of liabilities, provisions and contingent assets and liabilities, as well as for the disclosure of commitments entered into by a company as part of its normal operations. The adoption of this Bulletin did not have a significant effect on the Group’s financial position.

As a consequence of the adoption of Bulletin C-9, the Group’s liabilities represent present obligations and the liability provisions recognized in the balance sheet represent present obligations whose settlement will probably require the use of economic resources. These provisions have been recorded, based on Group management’s best estimate of the amount needed to settle the liabilities; however, actual results could differ from the recorded provisions.

r.	Seniority premiums

In accordance with Mexican labor law, Group’s employees are entitled to seniority premiums upon retirement after 15 years of service or upon dismissal, disability or death. The Group follows Bulletin D-3, “Labor Obligations”, issued by the MIPA (Bulletin D-3). Under Bulletin D-3, the actuarially determined projected benefit obligation is computed using estimates of salaries that will be in effect at the time of payment.

Personnel not yet eligible for seniority premiums are also included in the determination of the obligation with necessary adjustments made in accordance with the probability that these employees will reach the required seniority. The Group’s liability and related costs for seniority premiums are immaterial for all periods presented.

In accordance with Mexican labor law, the Group is liable for severance payments to employees who are dismissed under certain circumstances. Such compensation is expensed when paid.

The Group has no employee pension plans and does not provide for post-retirement benefits.

During the last quarter of 2003, the Group transferred the majority of its employees to two related entities which are not part of the Group.

s.	Revenue recognition

Cellular air time is recorded as revenue as service is provided. Until December 31, 2001, revenue from the sale of prepay cards was recognized at the date of sale. The Group had recognized the revenue on the sale of prepay cards at the date of sale rather than on a deferred basis because the length of the average consumption period for such prepay cards was not significant, i.e., approximately one to one and a half months, and it was not material to results of operations for 2001. Starting January 1, 2002, the Group started to recognize revenue from the sale of the prepay cards as service is provided because the increasing length of the average consumption period for such prepay cards. Revenues from the sale of prepay cards associated with services that have not been provided are deferred until the services are provided and are included in taxes and other payable in the accompanying consolidated balance sheet.

Sales and cost of sales of equipment and related services are recorded when goods are delivered and services are provided. Cellular access charges are billed in advance and recognized when the services are provided. Other revenues, mainly from paging and long distance services, are recognized when the related services are provided.

t.	Foreign currency transactions

Foreign currency transactions are recorded at the exchange rates in effect at the transaction date. Assets and liabilities denominated in foreign currencies are translated to Mexican pesos using the exchange rates in effect at the time of settlement or valuation at each balance sheet date, with the resulting exchange differences being recognized as exchange gains or losses.

u.	Comprehensive loss

Comprehensive loss includes the Group’s consolidated net loss and any other item that, because of specific accounting guidance, is recorded directly as a part of stockholders’ equity, and which are not capital stock increases, decreases and/or distributions.

The comprehensive loss line included in the consolidated statement of stockholders’ equity represents the result of the performance of the Group during the year. For the years ended December 31, 2003, 2002 and 2001, comprehensive loss was the same as the consolidated loss for the year.

v.	New accounting pronouncements

The provisions of Bulletin C-15, “Impairment of the value of long-lived assets and their disposal”, issued by the MIPA (Bulletin C-15), went into effect on January 1, 2004. This Bulletin establishes general criteria for the identification and, if applicable, recording of losses from impairment or decrease in value of long-lived tangible and intangible assets, including goodwill; additionally, it defines concepts such as net sales price and value in use for the valuation of long-lived assets. The Group is in the process of carrying out a study to determinate the value in use of its long-lived assets and the amount of any possible impairment.

In 2003, the MIPA issued new Bulletin C-12, “Financial instruments with characteristics of liabilities, capital or both” (Bulletin C-12), which highlights the differences between liabilities and capital from the viewpoint of the issuer, as a basis for identifying, classifying and accounting for the liability and capital components of combined financial instruments at the date of issuance. Bulletin C-12 establishes the methodology for separating the liabilities and capital components from the proceeds of the issuance of combined financial instruments. That methodology is based on the residual nature of stockholders’ equity and avoids the use of fair values affecting stockholders’ equity in initial transactions. Additionally, it establishes that beginning on January 1, 2004, the initial costs incurred in connection with the issuance of combined instruments should be assigned to liabilities and stockholders’ equity in proportion to the amounts of the components recognized as liabilities and stockholders equity; that the profits and losses related to financial instrument components classified as liabilities should be recorded in comprehensive financing cost and that distributions to owners of financial instrument components classified as capital should be charged directly to a stockholders’ equity account other than the net income for the year.

Although Bulletin C-12 became effective on January 1, 2004, there is no requirement to restate information of prior periods or recognize an initial effect of adopting in the income for the year it is adopted, in accordance with the transitory provisions of the Bulletin C-12. The adoption of the Bulletin C-12 is not expected to have an impact on the Group’s consolidated financial statements.

NOTE 5 — RELATED PARTIES:

A summary of related party accounts and notes, receivable and payable, as of December 31, is as follows:

	Receivable				Payable
	2003		2002		2003		2002
Iusacell PCS			Ps.	14,786
Iusacell				48,505
Servicios Eficientes de Cartera	Ps.	83,270		—
Iusacell Arrendadora		—		—			Ps.	21,519
Iusacell Infraestructura		—		—				5,895
Iusacell Infraestructura de México		—		—				2,174
Grupo Elektra		—		—	Ps.	94,896		—
Operadora Unefon		—		—		2,605		—
Teleactivos		—		—		7,577		—
Verizon		—		—		—		82,271
Vodafone		—		—		—		3,108
Otros		—		—		837		—

Total	Ps.	83,270	Ps.	63,291	Ps.	105,915	Ps.	114,967

Net accounts payable	(Ps.	22,645)	(Ps.	51,676)

As discussed in Note 1, during 2003 Verizon and Vodafone sold its investment in the Company, so beginning in the date of the sale, they are not related parties of the Group anymore. Accounts and notes payable to Verizon, including interest, as of December 31, 2003 and 2002, amounted to Ps.84,804 and Ps.82,271, respectively. Accounts and notes payable at the date of the sale, were reclassified in the consolidated balance sheet and as of December 31, 2003 are presented as taxes and other accounts payable. Until December 31, 2002, they were presented as accounts and notes payable to related parties. Accounts payable to Verizon result from services rendered by seconded employees assigned by Verizon.

For the period ended July 31, 2003 (date of sale), and for the years ended December 31, 2002 and 2001, transactions with Verizon and Vodafone are as follows:

	December 31,
	July 31,
	2003		2002		2001
Service revenues	Ps.	14,101	Ps.	36,928	Ps.	5,777

Cellular telephones repair expense					Ps.	17,166
Technical expenses	Ps.	29,621	Ps.	22,005		65,211
Lease expenses		—		—		6,764
Interest expense		—		9,092		5,977

Total expenses	Ps.	29,621	Ps.	31,097	Ps.	95,118

Acquisition of handsets	Ps.	12,174	Ps.	—	Ps.	—

Beginning August, 2003, Iusacell and the Company are subsidiaries of Movil Access. Contracts signed with related parties are described as follows:

Contracts with Grupo Elektra, S.A. de C.V. and subsidiaries

a.	On August 5, 2003, Iusacell, S.A. de C.V., subsidiary of the Company (Iusa), Elektra del Milenio, S.A. de C.V. (Elektra) and Salinas y Rocha, S.A. de C.V. (SyR) signed a contract through which Elektra and SyR are obligated to lease commercial areas in their stores in order for Iusa to place a point of sale and to promote its telecommunication services as well as other promotional and marketing activities. For these services, Elektra and SyR will receive U.S.$2,500 payable in four installments on October 20, 2003, November 28, 2003, December 31, 2003 and April 30, 2004. The contract was signed for the period from August 5, 2003 to August 4, 2004.

b.	On August 5, 2003 Iusa, Elektra and SyR signed a contract through which Elektra and SyR will provide support to promote through advertising campaigns the services offered by Iusa in their stores. For such services, Elektra and SyR will receive U.S.$5,000 payable in four installments on October 30, 2003, November 28, 2003, December 31, 2003 and April 30, 2004. The contract was signed for the period from August 5, 2003 to December 31, 2004.

c.	On August 2, 2003, Iusa and Elektra signed a ten-year commission agreement, through which Iusa designed Elektra as a distributor to promote and commercialize the services and sale the Iusa products in its stores around the country.

Elektra is obligated to use Iusa’s “Trade Mark” only to promote, commercialize and sale Iusa services. Iusa will pay Elektra a commission for the sale of its products in the following way: 25.00% on the selling price of the “VIVA kit” product, 13.00% on the air-time sold, Ps.350 (pesos) for contracts sold of the rate plan “Plan Facilito”.

d.	On October 1, 2003, Grupo Elektra and Iusa, signed an indefinite life agreement under which Iusa gives to Elektra the right to operate and manage its “Centros de Solución Inmediata” (CSI), chain of 103 stores through which Iusa commercialized telephone services in Mexico. In such stores Elektra will offer, in addition to the services and products of Iusa, other services and products of third parties.

Pursuant to the contract, Elektra will charge Iusa’s clients for concepts like rents charged in advance, guaranteed deposits and surety bonds, differences for handsets costs, etc., and will make weekly deposits to Iusa of the amounts collected in the CSI’s for these concepts, net of the commission for the administration of the business. Also, Elektra will pay Iusa, if applicable, an amount for the following concepts: royalties for the administration and operation of the CSI’s, the use of the trade marks, the use of the computer system, personnel training and lease of assets.

Iusa will transfer to Elektra the rights over the lease contracts of the facilities in which the CSI’s are located or will sub-lease them to Elektra. Beginning October 2003, Elektra is paying the lease for the CSI’s.

The amounts (commissions) payable by Iusa are as follows:

•	27.00% on the selling price of the “VIVA kit” product

•	18.00% on the air-time sales

•	Up to Ps.3,180 (pesos) during one year for post-paid

•	Between 7.00% and 11.00% on residual commissions for post-paid

•	Between 2.00% and 7.00% based on the collection amounts

•	Ps.150 (pesos) for each activation of other distributor

•	Between Ps.450 and Ps.1,800 (pesos) for contracts renewal

•	Ps.7,200 annually for the lease of commercial spaces for customer care activities

•	Ps.15 monthly for each radio base installed in the CSIs

e.	On August 1, 2003, Iusa and Elektra signed a current account contract, to control and record the transfer of funds between the two companies originated by the corporate, commercial relationship, financing, administration and services activities between the two companies, for approximately Ps.80,000. Iusacell delivered a note payable to Elektra for U.S.$7,000 as a guarantee to comply with its obligations under this contract. The contract is for an indefinite term (Note 12l.).

Contract with Servicios Eficientes de Cartera, S. de R.L. (SECSA)

Iusa signed a services, commissions and deposits contract with SECSA on October 6, 2003, under which SECSA (subsidiary of Movil Access) is committed to perform collection activities, and the administration of cash flows and payments for Iusa. The term of the contract is ten years and Iusa will pay 0.50% of the amount of collections and payments. For the year ended December 31, 2003, Iusa paid commissions to SECSA for Ps.4,896.

Contract signed with Teleactivos, S.A. de C.V. (Teleactivos)

a.	On September 1, 2003, Iusa signed a Master Agreement for Call Center Services through which Teleactivos (affiliated company of Movil Access), is committed to provide the following services on behalf of Iusa:

Service	Monthly payment
*911	Ps.60 – Ps.80(1)
*Hogar	Ps.50
*Doc	Ps.90
*Info	Ps.48 – Ps.75(1)
*Hechos	Ps.25
*Vial	Ps.70
01-800	Ps.25 – Ps.45(1)
Iusacell to Iusacell	Ps.50 pesos por each record
*FDI	Ps.25 – Ps.50(1)
Corporate switchboard	Ps.30
Change your plan	Ps.110

(1)	The cost is variable depending on the number of incoming and outgoing calls.

b.	On November 3, 2003 Iusa signed a Master Agreement for the Operation of a Call Center through which Teleactivos will be in charge of the operation of Iusa’s call center, and delivering the services mentioned in the following page:

	Cost in Pesos
Service	of the position per hour
Short Messages Services	Ps.	103.00
*411		107.00
Activations		110.00
Claims before PROFECO		116.00
Thefts		35.00
Welcome call		116.00
First invoice		116.00
Night time (paging)		116.00
Billing and collection		110.00
Renewals		116.00
Technical disruptions		112.00
Roaming		116.00
Back office		116.00
Retention In		116.00
Retention Out		116.00
VIP		116.00
General information		107.00
Corporate		116.00
Executive		110.00

Both contracts are for an indefinite term and can be cancelled for any of the parts with a 30 days in advance notification.

Contracts with Operadora Unefon, S.A. de C.V. (Unefon)

a.	Interconnection agreement, signed on June 9, 2000. Interconnection rate is Ps.1.90 (pesos) per minute of traffic (fixed rate). This contract is for an indefinite term.

b.	Short Messages Services (SMS) contract signed on August 14, 2003. The rate is of Ps.0.40 (pesos) per message (fixed rate/subject to review). This contract is for an indefinite term.

The following is a summary of the related party transactions previously described for the year ended December 31, 2003:

Telephone equipment sales	Ps.	304,005
Air time sales		15,998
Interconnection revenues		10,012
Lease revenues		15,216
Administrative services		29,376

Total revenues	Ps.	374,607

Telephone equipment purchases	Ps.	450,002

Sales commissions	Ps.	4,875
Administrative services		23,965
Lease expenses		21,466
Interconnection expenses		14,437
Advertising expenses		44,750

Total expenses	Ps.	109,493

NOTE 6 – INVENTORIES, NET:

As of December 31, inventories, net, consisted of the following:

	2003		2002
Cellular telephones and accessories	Ps.	281,096	Ps.	144,466
Less: Allowance for obsolete and slow-moving inventories		(52,381)		(107,347)

		228,715		37,119
Advances to suppliers		27,280		—

	Ps.	255,995	Ps.	37,119

NOTE 7 — INVESTMENTS:

As of December 31, the Company’s investments in associated companies were as described in the following page:

	2003			2002
Entity	Ownership	Investment		Ownership	Investment
Editorial Celular, S. A. de C. V.	40.00%	Ps.	12,086	40.00%	Ps.	14,426
AMCEL			—			16,144
Other			2,108			5,221

		Ps.	14,194		Ps.	35,791

The investment in Editorial Celular, S.A. de C.V. is accounted for by the equity method. For each of the three years in the period ended December 31, 2003, the Group’s share of net (losses) earnings of Editorial Celular, S.A. de C.V. was of Ps.1,134, (Ps.10,129) and Ps.2,794, respectively. For the year ended December 31, 2001, the gain on sale of equity investments was of Ps.4,370.

During 2003, the Mexican Association of Cellular Concessionaires, A. C. (AMCEL) entered into liquidation and for this reason, the Group wrote-down its investment in such entity recording a loss of Ps.18,678 which is presented in the line equity participation in net loss of associated companies and net loss on sale of equity investments, in the consolidated income statement for the year ended December 31, 2003.

NOTE 8 — PROPERTY AND EQUIPMENT, NET:

a.	At December 31, property and equipment, net, consisted of:

	2003		2002
Buildings and facilities	Ps.	1,819,448	Ps.	1,794,075
Communications equipment		11,692,014		11,190,547
Furniture and fixtures		400,424		394,376
Transportation equipment		53,969		64,390
Computer equipment		1,908,187		1,829,980
Cellular rental telephones		10,255		10,838

		15,884,297		15,284,206
Accumulated depreciation		(9,329,313)		(7,168,569)

		6,554,984		8,115,637
Land		84,603		71,601
Construction in progress		264,841		704,940
Advances to suppliers		2,022		1,125

	Ps.	6,906,450	Ps.	8,893,303

b.	Depreciation expense was Ps.1,611,779, Ps.1,467,646 and Ps.1,347,601 for 2003, 2002 and 2001, respectively.

c.	In December 1999, the Company entered into a series of agreements with MATC Celular, S. de R. L. de C. V. (an affiliated company of American Tower Corporation) (MATC Celular). These agreements, among other things, gave MATC Celular the right to acquire approximately 350 existing Iusacell Celular non-strategic towers. During 2003, 2002 and 2001, the Group sold 33, 67 and 244 non-strategic towers to MATC Celular, respectively, for Ps.92,646 (U.S.$8,200), Ps.102,002 (U.S.$10,050) and Ps.383,305 (U.S.$36,600), respectively, generating a gain on the sale, before taxes, of Ps.85,984, Ps.95,257 and Ps.338,388, respectively. As a part of this agreement, a subsidiary of Iusacell signed a lease contract for the same towers with MATC Celular for a minimum mandatory term of ten years, a term that could be automatically extended for two additional periods of five years each. In December 2003, the Group extended the agreements with MATC Celular which, among other things, gave MATC Celular the right to acquire up to 143 additional towers, which will be also leased by the Group under conditions similar to the original agreement (Note 12a.) During 2004 and until the issuance date of these financial statements, the Group has sold 36 additional towers.

Under Mexican GAAP, Bulletin D-5, “Leases”, (Bulletin D-5) establishes the general criteria for capital and operating lease transactions. Sale-leaseback transactions are recognized with the use of the general criteria of Bulletin D-5. The timing of the recognition of a gain derived from sale-leaseback transactions should be based on the subsequent lease classification criteria of the leaseback portion of the transaction. If the subsequent leaseback is accounted for as an operating lease, full immediate gain recognition is allowed, whereas, if the subsequent leaseback is accounted for as a capital lease, the gain is deferred and amortized in proportion with the estimated useful life of the asset leased. Based upon this criteria, the sale-leaseback agreement with MATC Celular was recorded by the Group as an operating lease and consequently, the Ps.85,984, Ps.95,257 and Ps.338,388 gains were recognized at the date of the sale and have been recorded as other operating income in the consolidated income statements for the years ended December 31, 2003, 2002 and 2001.

d.	During the year ended December 31, 2003, Group’s management performed a study of its communications equipment. Based on this study and on the new business plan of the Group, Group’s management decided to write-down certain communications equipment recording it at its estimated net realizable value, originating a charge to income of Ps.404,700, amount that is presented as a special item in the consolidated income statement for the year ended December 31, 2003.

NOTE 9 — OTHER ASSETS, NET:

a.	At December 31, other assets consisted of the following:

	2003		2002
Concessions	Ps.	886,070	Ps.	886,070
Prepaid expenses		—		346,040
Advance payments		—		477,766
Pre-operating expenses		—		26,521
Other		1,194		108,420
Deferred income taxes, net (Note 11)		—		169,664

		887,264		2,014,481
Accumulated amortization		(230,470)		(494,281)

	Ps.	656,794	Ps.	1,520,200

b.	Concessions (and until 2002, telephones) amortization expense was Ps.144,839, Ps.562,778 and Ps.1,300,778 in 2003, 2002 and 2001, respectively.

c.	As discussed in Note 4n., during 2003 the Group wrote down intangible assets for Ps.181,640 that mainly consisted of: (i) Pre-operating expenses originated by the start-up operations of the long distance and microwave lease businesses and (ii) certain payments made by the Group to Teléfonos de México, S.A. de C.V. (Telmex) related to the special projects implemented by Telmex to permit competition in long distance telephony (Note 12c.). This write down of intangible assets is presented as a special item in the consolidated income statement for the year ended December 31, 2003.

d.	During the third quarter of 2003, the Group wrote-off installation expenses for Ps.307,413 and advance payments for Ps.86,924, these advance payments related to the expenses incurred by the Group while obtaining long-term financing, which were reclassified to current liabilities during 2003. This write-off is presented in the other expenses, net, line in the consolidated income statement for the year ended December 31, 2003.

e.	During 2003, the Group increased the valuation allowance of its net deferred income tax asset (Note 11).

NOTE 10 — NOTES PAYABLE AND LONG-TERM DEBT:

As of December 31, 2003 and 2002, the debt of the Group consisted of the following:

	U.S. Dollars
	2003		2003		2002
Secured Senior Notes Due 2004 (a)	U.S.$	150,000	Ps.	1,684,500	Ps.	1,628,218
Amended and Restated Senior Secured Credit Loan Agreement (b)		265,622		2,982,929		2,883,263

	U.S.$	415,622	Ps.	4,667,429	Ps.	4,511,481

As discussed in Note 2, at December 31, 2003, these loans were reclassified as short-term debt.

a.	Secured Senior Notes Due 2004

On July 25, 1997, the Company completed an offering of long- term, secured senior notes due July 15, 2004 for U.S.$150,000, accruing interest at a fixed rate of 10.00%, payable semi-annually starting January 15, 1998 (the Secured Senior Notes Due 2004). The Secured Senior Notes Due 2004 were redeemable at the option of Iusacell Celular, in whole or in part, at any time on or after July 15, 2001 starting at a redemption price of 105.00% of principal amount plus accrued interest, if any, declining to 102.50% after July 15, 2002, and finally to 100.00% after July 15, 2003.

The Secured Senior Notes Due 2004 could also be redeemed at a price equal to 100.00% of principal amount plus accrued interest, if any, in the case of legal changes adversely affecting the treatment of the withholding taxes on payments to holders of the Secured Senior Notes Due 2004.

On July 15, 2003, the Group decided that until concluding with its restructuring process with its lenders, it would not pay the interest due on the Secured Senior Notes Due 2004. Since the Group did not make the interest payments during the 30 day cure period, this originated an event of default under the indenture governing the Secured Senior Notes Due 2004. Furthermore, the Group did not pay either the interest due in January 2004. Additionally, the acquisition of Iusacell by Movil Access (Note 1) constituted a change in control under the indenture governing the Secured Senior Notes Due 2004. These events entitled the holders of the Secured Senior Notes Due 2004 with the right to claim, request or demand the acceleration of the due date of the indebtedness under the Secured Senior Notes Due 2004.

On September 11, 2003, the Company announced that it received a formal notification of default requesting immediate payment of the indebtedness under the Secured Senior Notes Due 2004, from a law firm in the United States of America representing an informal committee which then represented approximately 51.00% of the holders of the Secured Senior Notes Due 2004.

Additionally, on January 14, 2004, a group of note holders representing approximately 31.00% of the total holders of the Secured Seniors Notes Due 2004, filed a lawsuit before a Court in New York demanding immediate payment of the indebtedness under the Secured Senior Notes Due 2004, and also alleging breach of the Secured Senior Notes Due 2004 indenture requesting that the Court declare that the holders of the notes are pari-passu with the lenders under the Amended and Restated Senior Secured Credit Loan Agreement. On April 19, 2004, this group of holders of the notes filed an amended complaint and now is also seeking injunctive relief barring the Company from selling, transferring or otherwise encumbering the assets pending decision on the merits of their claim for specific performance (Note 2).

b.	Amended and Restated Senior Secured Credit Loan Agreement

On March 29, 2001, the Company completed the restructuring of its long-term bank loan, its revolving credit facility, and the payment of the Eximbank financing and the Commerzbank financing by entering into an amended and restated senior secured loan agreement (the Amended and Restated Senior Secured Credit Loan Agreement), which consists of:

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

The Amended and Restated Senior Secured Credit Loan Agreement provides for interest at a rate per annum equal to one, two, three or six month LIBOR at Company’s option plus a spread ranging, depending on Company’s leverage ratio, from 1.75% to 2.25% with quarterly interest payments which began on May 29, 2001. Principal installments will be due beginning 2004 through 2006.

There was no gain or loss recognized from this loan restructuring.

On December 7, 2001 the Amended and Restated Senior Secured Credit Loan Agreement was amended, and a waiver and consent were granted by the lenders allowing the Company to (i) create liens encumbering initial deposits and margin deposits securing indebtedness under any interest rate protection agreement or other interest hedging agreement up to the principal amount of indebtedness of the Company and its subsidiaries with floating rates of interest; (ii) make loans or advances to Iusacell in lieu of paying dividends at such times and in such amounts as necessary to permit Iusacell to pay scheduled interest (including any tax gross-up with respect thereto) and principal payments as and when due in respect to the Notes Due 2006 and (iii) make loans or advances to Iusacell in lieu of paying dividends in an amount not to exceed U.S.$5,000, so long as an event of default has not occurred, to discharge other liabilities of Iusacell incurred in the ordinary course of business.

On March 27, 2003, the Company announced that it received notification from lenders of the occurrence of two technical defaults under the Amended and Restated Senior Secured Credit Loan Agreement. The underlying defaults are due to the failure to obtain the consent of the lenders prior to the closing and opening of certain bank accounts and the failure to effect the registration of a mortgage on certain newly acquired assets within the time period specified in the Amended and Restated Senior Secured Credit Loan Agreement.

On April 28, 2003, as part of its debt restructuring effort, the Company received a temporary Amendment and Waiver (the Amendment) of the Debt/EBITDA leverage ratio and certain other provisions and technical defaults under the Amended and Restated Senior Secured Credit Loan Agreement. The Amendment was scheduled to expire on May 22, 2003 and at its expiration date the Amendment was extended to June 13, 2003 and further extended several times. In October 2003, the Amendment was not further extended, and upon its expiration the Company is in default of its Debt/EBITDA leverage ratio, which constitutes an event of default under the Amended and Restated Senior Secured Credit Loan Agreement, and the lenders under the Amended and Restated Senior Secured Credit Loan Agreement were entitled with the right to request the acceleration of the due date of such Amended and Restated Senior Secured Credit Loan Agreement. Additionally, the Company exceeded the aggregate amount for the incurrence of Attributable Debt under the Amended and Restated Senior Secured Credit Loan Agreement (Note 2).

c.	Covenants and collateral

The Amended and Restated Senior Secured Credit Loan Agreement and the Secured Senior Notes Due 2004 contain certain restrictive covenants, including the maintenance of certain financial ratios, restrictions on incurring additional debt, limitations on capital expenditures and restrictions on the sale or lease of Company’s assets. As discussed previously, the Company has incurred in some events of default under the contracts governing these loans.

The Company’s obligations under the Amended and Restated Senior Secured Credit Loan Agreement are unconditionally guaranteed, jointly and severally, by the principal operating and concession-holding subsidiaries of the Company and are secured by the pledge of substantially all capital stock and equity interests held by the Company and by all cellular concessions, and by a first lien on substantially all assets used in connection with or related to such concessions.

As of December 31, 2003, all of the Company’s debt is classified as current liabilities (Note 2).

d.	Notes payable

As of December 31, 2002, notes payable consisted of a handset acquisition financing facility from Banco Santander Mexicano, S.A. (Santander) obtained by the Company on February 25, 2002, which consisted of a one-year unsecured credit facility in a principal amount of U.S.$12,000. Loans outstanding under this facility provided for interest at an annual variable rate of LIBOR plus a spread of 1.00%. Interest was paid quarterly. At the maturity date of this facility, February 25, 2003, the Company reached an agreement with Santander to refinance a portion of this facility under which the Company paid Santander U.S.$7,000 plus accrued interest, and refinance the remaining U.S.$5,000. The refinanced facility consisted of an unsecured five-months credit facility in a principal amount of U.S.$5,000 bearing interest at an annual fixed rate of 3.84%. Interest and principal would be paid in five equal monthly installments starting March 25, 2003. This facility contains certain restrictive covenants.

On May 29, 2003, the Company reached an agreement with Santander to repay the remaining balance of U.S.$3,000 under the refinanced credit facility. Under this agreement, the Company and Santander agreed to settle the remaining amount for U.S.$1,500. The Company recognized the difference as an early extinguishment of debt under Mexican GAAP Bulletin C-9 and recorded this amount as an extraordinary gain for the year ended December 31, 2003.

NOTE 11 — INCOME TAX (IT), NET ASSETS TAX (AT) AND EMPLOYEE PROFIT SHARING (EPS):

For the years ended December 31, 2003, 2002 and 2001, the provision for IT and AT consisted of the following:

	2003		2002		2001
Current IT and AT	Ps.	103,854	Ps.	116,051	Ps.	160,908
Deferred IT		163,170		9,214		—

Total	Ps.	267,024	Ps.	125,265	Ps.	160,908

The Company has filed annual consolidated income tax returns since the tax year beginning January 1, 1994. Starting the year ended December 31, 2000, Iusacell is the holding company for tax consolidation purposes.

Beginning January 1, 2003, IT rate in Mexico is 34.00% (35.00% for 2002 and 2001). As a result of the changes to the IT Law approved on January 1, 2002, the IT rate will be reduced annually beginning in 2003 until it reaches a nominal rate of 33.00% and 32.00%, in 2004 and 2005, respectively. The effect of these reductions in the IT rate was considered in the calculation of the deferred taxes, reducing the deferred IT asset in 2002. For the years ended December 31, 2003 and 2002, the Group generated tax losses of Ps.1,086,672 and Ps.1,204,015, respectively.

At December 31, 2003 and 2002, the main temporary differences the Group recognizes for the calculation of deferred income taxes were as follows:

	2003		2002
Allowance for doubtful accounts	Ps.	267,081	Ps.	97,328
Liability accruals		36,831		34,196
Income tax losses carry forwards and tax credits		5,990,808		5,307,868
Inventories		(255,995)		(37,119)
Property and equipment		(2,482,179)		(2,814,587)
Telephones to be amortized		—		(146,971)
Concessions		(304,509)		(320,536)

Temporary differences		3,252,037		2,120,179
Income tax rate		34.00%		35.00%

		1,105,693		742,063
Valuation allowance		(1,105,693)		(563,185)

Deferred income tax asset		—		178,878
Income tax rate change		—		(9,214)

Net deferred income tax asset	Ps.	—	Ps.	169,664

During 2003, the Group decided to increase the net deferred tax asset valuation allowance which is mainly originated by the effect of the tax loss carry forwards, reflecting the uncertainty about the ability of the Company to continue as a going concern. The realization of the net deferred tax asset dependent on generating sufficient taxable income prior to expiration of the loss carry forwards. The Company’s management estimates that considering the present situation of the Group the realization of the tax losses can not be assured through the generation of sufficient taxable income during the following years (Note 2).

As of December 31, 2003 and 2002, the Group had a valuation allowance of Ps.1,105,693 and Ps.563,185, respectively, to reduce its deferred tax assets to estimated realizable value. The valuation allowance primarily relates to the deferred tax assets arising from tax loss carry forwards and tax credits.

At December 31, 2003, the Group had the following net operating losses for IT purposes, that may be carried forward and applied against future taxable earnings:

Year of	Amount		Expiration
loss	of loss		year
1994	Ps.	105,026	2004
1995		254,245	2005
1996		120,097	2006
1997		200,536	2007
1998		994,140	2008
1999		247,743	2009
2000		784,252	2010
2001		810,882	2011
2002		1,204,015	2012
2003		1,086,672	2013

These losses are indexed for inflation from the year incurred to the sixth month of the year utilized. Accordingly, these amounts include inflation up to June 2003.

The 1.80% AT is calculated on the average value of substantially all assets less certain liabilities. This tax is required to be paid if this computation exceeds the amount of income tax. The 1.80% AT paid may be utilized as a credit against future income tax in the years in which the Company generates IT in excess of the AT. The AT is available as a carry forward for up to ten years and is subject to restatement based on the NCPI when used. As of December 31, 2003, AT available as a carry forward was Ps.62,288 which expires in 2007.

EPS, generally 10.00%, is computed on taxable income, with adjustments to exclude inflationary effects and the restatement of depreciation expense. In the years ended December 31, 2003 and 2002, the Company did not generate any taxable income for profit sharing purposes.

The effective rate reconciliation as of December 31, was as follows:

	2003		2002		2001
Loss on continuing operations before taxes	(Ps.2,934,742)		(Ps.988,055)		(Ps.181,883)
Statutory IT rate		34.00%		35.00%		35.00%
Income tax (benefit) expense at statutory rate		(997,812)		(345,819)		(63,659)
Add (deduct):
Inventory purchases less cost of sales		(25,928)		(218,358)		(1,654)
Depreciation and amortization		(113,345)		(302,105)		(252,485)
Differences between interest and inflationary gains or losses		363,163		174,610		83,412
Provision for doubtful accounts		67,399		20,444		(4,152)
Telephones to be amortized		—		138,674		214,136
Goodwill amortization		67,003		61,469		65,329
Intangible assets write-offs		368,490		—		—
Income tax rate change		—		3,224		—
Other		(98,438)		(10,511)		4,369

IT (benefit) expense for the year		(369,468)		(478,372)		45,296
Deferred IT Valuation allowance		369,468		478,372		45,296
Net IT (benefit) expense for the year	Ps.	—	Ps.	—	Ps.	—

Effective rate		13.00%		48.00%		25.00%

NOTE 12 — COMMITMENTS AND CONTINGENCIES:

As of December 31, 2003, the Group had the following commitments and contingent liabilities:

a.	The Group has entered into operating lease agreements for administrative offices, sales branches and service facilities and since 2001, operating lease agreements with Iusacell Arrendadora, S.A. de C.V. (affiliated company) for the lease of towers (Note 8c.). These lease agreements expire at various dates through 2011, and some agreements contain options for renewal. Lease expense was Ps.480,344, Ps.398,079 and Ps.172,728 for the years ended December 31, 2003, 2002 and 2001, respectively.

Future annual minimum rental payments under existing leases as of December 31, 2003 are as follows:

2004	Ps.	398,989
2005		416,284
2006		434,377
2007		453,267
2008		472,988
Thereafter		1,030,262

	Ps.	3,206,167

b.	The Company has certain commitments from his joint venture agreement with Infomin for the incorporation of Infotelecom (Note 3). The Company committed to contribute up to U.S.$10,500. As of December 31, 2001, the Company had invested U.S.$10,500. Additionally, if a partner does not fulfill its responsibilities under the joint venture agreement, sanctions could cause such partner to lose its investment and incur a penalty of up to U.S.$1,000.

c.	During April 2001, Iusatel, a subsidiary of the Company, reached an agreement to settle the outstanding amounts due related to the special projects implemented by Telmex to permit competition in long distance telephony. Iusatel agreed to pay for its portion of such special projects in two parts: (i) a fixed payment of approximately U.S.$13,600, payable in twelve equal monthly installments beginning in April 2001, and (ii) a U.S.$0.0053 per full minute, usage-based surcharge to the local wire line interconnection rate from January 1, 2001 through December 31, 2004 for long distance calls terminated in Telmex’s local wire line network.

d.	Iusacell, S. A. de C.V., a subsidiary of the Company, decided to sue and seek compensatory damages from one of the Company ´s distributors as a result of the latter’s decision to breach their distribution agreement. In the same act, such distributor also sued Iusacell, S. A. de C. V. The decision of the Court in the first instance was not to set a favorable opinion to any of the parts. Both parties appealed the Court’s decision. During 2003 this process was settled without any damage to the Group.

e.	On January 1, 2002, the Mexican Congress approved a tax law reform that assesses an additional 10.00% excise tax on certain wireless telecommunications services. In February 2002 the Company and some of its subsidiaries filed an injunction action to challenge the Mexican government’s implementation of the tax. The Group obtained a favorable resolution against this 10.00% excise tax and the Mexican government filed an appeal.

On June 6, 2003, the Group was officially notified that by disposition of the appeal filed by the Mexican government, Mexico’s Supreme Court affirmed the ruling in favor of the Group in their injunction filed against the above-mentioned excise tax for 2002. The Group is in the process to obtain the refund of the tax paid for the year 2002 and the Court has requested that the authorities comply with the injunction resolution.

In February 2003, the Company filed an injunction action to challenge the Mexican government regarding the same 10.00% excise tax for the year 2003. The Group obtained a favorable resolution and the Mexican government filed an appeal which is in process.

f.	A supplier of the Company has sued Iusacell, S. A. de C. V. for the improper termination of their agreement. The Company has obtained a favorable resolution in the first instance. The supplier filed an appeal and a new resolution was ruled declaring that the claim of the supplier can proceed against the subsidiary of the Company. The Group has filed an injunction which is currently in process.

The amount claimed by the supplier is Ps.85,023. Based on the Company’s external legal counsels, the Company’s management considers that it is possible that the Group obtains a favorable resolution.

g.	A telecommunications company sued SOS Telecomunicaciones, S.A. de C.V., a subsidiary of the Group. In June 2003 this matter ended since the lawsuit did not proceed.

h.	A client of the Group sued Iusacell, S.A. de C.V., a subsidiary of the Group, due to a claim for improper termination of their agreement. During 2003, Company’s subsidiary obtained a favorable resolution in the first instance. The client has filed an appeal. The amount claimed by the client is U.S.$25,000. Based on the Group’s external legal counsels, the Company’s management considers it is probable that the Group’s subsidiary obtains a favorable resolution.

i.	A services supplier of the Company sued Iusacell, S. A. de C.V. claiming on improper termination of their agreement. The process is in its preliminary stage. The amount claimed by this supplier is Ps.7,000. Based on the Group’s external legal counsels, the Company’s management considers it is possible that the Group’s subsidiary obtains a favorable resolution.

j.	Iusacell, S.A. de C.V., a subsidiary of the Company, was sued by a person for the improper use of her image. The person has not obtained favorable resolutions before two different instances. The amount claimed by this person cannot be determined. Based on the Group’s external legal counsels, the Company’s management considers it is possible that the Group’s subsidiary obtains a favorable resolution.

k.	Some subsidiaries of the Group are currently in a process before the Mexican Tax Court to obtain a resolution about their position of not being subject to certain rights payable to the Telecommunications Ministry in Mexico over interconnection revenues from calling party pays. The process is in the first stage on such Court. The amount of rights that the subsidiaries of the Group consider is not subject to be paid is approximately Ps.340,000. Based on the Group’s external legal counsels, the Company’s management considers it is possible that the Group’s subsidiaries obtain a favorable resolution.

l.	Elektra has started collection procedures against the Group to recover an account payable in the amount of U.S.$7,000 originated from the operations derived from the contract signed with the Group (Note 5).

NOTE 13 — CONTRIBUTED CAPITAL:

During the years ended December 31, 2003, 2002 and 2001, the following transactions took place:

On March 30, 2001, 1 series A share was subscribed through the capitalization of stockholders’ debt. The total amount converted was of Ps.121. After this capital stock increase, Company’s stockholders’ approved a 30,000 to 1 reverse stock split. The reverse stock split became effective on May 7, 2001. This resulted in the cancellation of fractions of shares and a corresponding decrease of Ps.266 in capital stock.

On August 24, 2001, 3 series A shares were subscribed by the Company’s stockholders for an amount of Ps.352.

During 2001, Iusacell made contributions to the Company, for future capital stock increases in an aggregate amount of Ps.981,892.

On May 31, 2002, Company’s stockholders’ approved an increase of the fixed and variable portions of the capital stock. This increase was made as follows:

a.	The increase of the fixed portion of the capital stock amounted to Ps.40,747, which were subscribed by the Company’s stockholders at their ownership proportion at the date of the increase. No new shares were issued on this subscription.

b.	The increase of the variable portion of the capital stock was subscribed through the issuance of 20,266 shares, of which 10,335 were series A shares and the remaining 9,931 were series B shares. This portion increase amounted to Ps.2,372,306.

This increase was made through the capitalization of contributions for future capital stock increases.

The changes in the number of shares of common stock for the period January 1, 2002 through December 31, 2003 are analyzed as follows:

Number of shares
Balance as of January 1, 2002	54,832
May 31, 2002 - issuance of common stock through the capitalization of contributions for future capital stock increases	20,266

Balance as of December 31, 2002	75,098
No changes	—

Balance as of December 31, 2003	75,098

At December 31, 2003 and 2002, the issued and outstanding shares of common stock of the Company, without par value, are as follows:

	2003	2002
series A	38,302	38,302
series B	36,796	36,796

Total	75,098	75,098

Series A and B represent shares entitling the holder of each share to one vote at the Company’s stockholders’ meetings. Stockholder actions on certain matters require approval by both series A and series B stockholders.

Series A shares must always represent no less than 51.00% of the capital stock with full voting rights and may be acquired by Mexicans or foreigners. Series B shares may also be acquired by foreigners or Mexicans.

NOTE 14 — EARNED CAPITAL:

Under Mexican law, a legal reserve must be created and increased annually by 5.00% of the annual net earnings until it reaches 20.00% of the nominal amount of a corporation’s capital stock. This reserve is not available for dividends, but may be used to reduce a deficit or be transferred to capital.

Dividends paid are not subject to IT if paid from the Net Tax Profit Account (CUFIN). Any excess over this account is subject to a tax equivalent to 49.25% and 47.06% depending on whether paid in 2004 and 2005 respectively. The tax is payable by the Company and may be credited against its IT in the same year or the following two years. Dividends paid are not subject to withholding tax. At December 31, 2003, the balance on the CUFIN is approximately Ps.146,600.

The contributed capital and earned capital accounts consist of the following:

	December 31, 2003
			Accumulated		Majority
	Historical		adjustments for		stockholders’
	value		inflation		equity
Capital stock subscribed	Ps.	7,880,528	Ps.	8,678,201	Ps.	16,558,729
Capital contributions		18,655		83,372		102,027
Legal reserve		(11,411)		40,896		29,485
Accumulated losses from prior years		(4,875,981)		(2,968,293)		(7,844,274)
Net loss for the year		(2,860,857)		(466,443)		(3,327,300)
Accumulated other comprehensive income		172,031		(902,633)		(730,602)

Total	Ps.	322,965	Ps.	4,465,100	Ps.	4,788,065

	December 31, 2002
			Accumulated		Majority
	Historical		adjustments for		stockholders’
	value		inflation		equity
Capital stock subscribed	Ps.	7,880,528	Ps.	8,678,201	Ps.	16,558,729
Capital contributions		18,655		83,372		102,027
Legal reserve		(11,411)		40,896		29,485
Accumulated losses from prior years		(4,145,958)		(2,595,145)		(6,741,103)
Net loss for the year		(730,023)		(373,148)		(1,103,171)
Accumulated other comprehensive income		172,031		(902,633)		(730,602)

Total	Ps.	3,183,822	Ps.	4,931,543	Ps.	8,115,365

NOTE 15 — FOREIGN CURRENCY POSITION:

The balance sheet as of December 31 includes assets and liabilities denominated in U.S. Dollars, as follows:

	2003		2002
Monetary assets		U.S.$2,436		U.S.$13,925
Monetary liabilities		512,133		463,386

Net monetary liability position in U.S. Dollars		U.S.$499,697		U.S.$449,461

Equivalent in nominal Mexican pesos	Ps.	5,611,597	Ps.	4,692,058

As of December 31, 2003 and 2002, most of the communications equipment and inventories of cellular telephones and accessories are of foreign origin (Notes 6 and 8).

During 2003, 2002 and 2001, interest income and interest expense on assets and liabilities denominated in U.S. Dollars were as follows:

	2003		2002		2001
Interest income		U.S.$410		U.S.$917		U.S.$1,587
Interest expense		25,757		28,952		35,675

Net interest expense		U.S.$25,347		U.S.$28,035		U.S.$34,088

Equivalent in nominal Mexican pesos	Ps.	284,647	Ps.	292,666	Ps.	312,570

Operating results for the years ended December 31, 2003, 2002 and 2001 include depreciation and amortization expenses, related to fixed assets and inventories of foreign origin.

The exchange rates as of December 31, 2003 and 2002 were Ps.11.2300 and Ps.10.4393, per U.S. Dollar, respectively. At the issuance date of these financial statements, March 26, 2004, the exchange rate in effect was Ps.11.0130 per U.S. Dollar.

NOTE 16 — FINANCIAL INSTRUMENTS:

The Company determines the fair value of outstanding financial instruments as follows:

a.	Cash and cash equivalents: the carrying value approximates fair value due to its short-term nature.

b.	Accounts receivable and payable: the carrying value approximates fair value due to its short-term nature.

c.	Notes payable: Carrying value approximates fair value due to its short-term nature.

d.	Short-term and long-term debt: the Company estimates the fair value of its debt based on public and current rates available for debt of the same remaining duration.

e.	Derivatives: the Company determines the fair value of derivative financial instruments as follows:

Foreign-currency exchange forward contracts

The Group purchased foreign-currency exchange forward contracts with contract terms of up to three years to protect itself against the adverse effect that exchange rate fluctuations may have on foreign currency-denominated liabilities, principally U.S. dollars.

During 2001, the Group used derivative instruments to hedge its foreign-currency exposure of approximately 50.00% of the principal and interest payments coming due over the next year. In August and October 2001, the Group also used foreign-currency exchange forward contracts to hedge its exchange rate exposure on the Secured Senior Notes Due 2004 for U.S.$150,000 and its interest payments of U.S.$34,500. Until its early termination, these derivatives were highly effective since a foreign currency rate change on the forward contract was offset by a corresponding change in the value of the hedged loan.

In October 2002, the Group early terminated its foreign-currency exchange forward contracts hedging its exchange rate exposure on the Secured Senior Notes Due 2004, paying a termination fee of U.S.$1,687.

As of December 31, 2003 and 2002, the Group does not have any foreign-currency exchange contracts.

Interest rate collars

In July 1998, the Company entered into an interest rate collar agreement for a notional amount of U.S.$35,000 until July 30, 2002. The collar agreement limits the maximum effective LIBOR cost to 6.12% if six-month LIBOR is lower than 7.12% and 7.12% if LIBOR equals or exceeds 7.12%. The Company could participate in a decline in LIBOR to 5.30%.

On February 26, 1999, the Company entered into an additional interest rate collar agreement to limit the maximum interest rate, which must be paid on U.S.$15,000 of its floating rate debt until July 30, 2002. This collar agreement limits the maximum effective LIBOR cost to 5.82% if six-month LIBOR is lower than 6.82% and 6.82% if LIBOR equals or exceeds 6.82%. The Company could participate in a decline in LIBOR to 4.75%.

These interest rate collars expired during 2002.

At December 31, the fair values of financial instruments were as follows:

	2003				2002
	Carrying		Fair		Carrying		Fair
	value		value		value		value
Cash and cash equivalents	Ps.	4,157	Ps.	4,157	Ps.	154,397	Ps.	154,397
Accounts receivable		852,332		852,332		1,190,571		1,190,571
Accounts payable		1,024,363		1,024,363		1,027,850		1,027,850
Notes payable		—		—		130,258		130,258
Long-term debt:
Secured Senior Notes Due 2004		1,684,500		943,320		1,628,218		814,108
Amended and Restated Senior Secured Credit Loan Agreement		2,982,929		2,982,929		2,883,263		2,883,263

NOTE 17 — SEGMENT INFORMATION:

Beginning the year ended December 31, 2003, the Group prepares segment information based on Bulletin B-5 “Segment Financial Information” issued by the MIPA (Bulletin B-5). Before this date, the Group’s segment data was prepared in accordance with International Accounting Standard No.14 (revised). The adoption of Bulletin B-5 did not change the way in which the Group prepares this information. Reportable segments are those that are based on the Group’s method of internal reporting.

The Group has three reportable segments that it operates and manages as strategic business units that offer different products and services. The Group measures its reportable segments based on operating profit (loss), including inter-segment revenues and corporate expenses that are allocated to the operating segments and excluding any non-recurring items. Inter-segment transactions are accounted for at current market prices. The Company evaluates the performance of its segments and allocates resources to them based on operating loss. The accounting policies underlying the reported segment data are the same as those described in the summary of significant accounting policies (Note 4).

The Company’s three reportable segments and their principal activities are:

Cellular — The Group operates and provides wireless cellular telephone services in five of the nine Regions in the Mexican market. The Group serves customers in large metropolitan areas such as Mexico City, Guadalajara, León, Puebla and Mérida. The Group’s services include “value added services” such as voice mail and caller identification of incoming calling numbers.

Long distance — The Group provides long distance services for which its first natural market is its cellular subscriber base. The Group is also providing these services to residential and commercial entities. The Group uses its own switches and transmission equipment and a combination of fiber optic lines, microwave links, satellite transmission and lines leased from Telmex to provide these services.

Other businesses — The Group provides paging, local telephony, microwave links and data transmission services.

The tables below present information about reportable segments for the years ended December 31, 2003, 2002 and 2001 under Mexican GAAP measurement:

Year ended December 31, 2003

			Long		Other		Total		Reconciling		Total
	Cellular		distance		businesses		segments		items		consolidated
Revenues — third party	Ps.	4,632,305	Ps.	111,043	Ps.	19,829	Ps.	4,763,177			Ps.	4,763,177
Revenues — affiliates		5,568,646		265,435		1,082,615		6,916,696	(Ps.	6,916,696)		—
Depreciation and amortization		1,782,150		140,096		31,441		1,953,687		—		1,953,687
Operating loss		(1,348,811)		(72,939)		14,050		(1,407,700)		—		(1,407,700)
Total assets		16,001,127		1,077,259		1,021,637		18,100,023		(7,698,087)		10,401,936
Capital expenditures		171,294		369		19,337		191,000		—		191,000

Year ended December 31, 2002

			Long		Other		Total		Reconciling		Total
	Cellular		distance		businesses		segments		items		consolidated
Revenues — third party	Ps.	5,429,539	Ps.	280,854	Ps.	93,391	Ps.	5,803,784			Ps.	5,803,784
Revenues — affiliates		4,332,212		337,867		1,336,241		6,006,320	(Ps.	6,006,320)		—
Depreciation and amortization		2,046,240		128,786		33,650		2,208,676		(2,626)		2,206,050
Operating loss		(69,904)		(143,745)		(115,894)		(329,543)		49,500		(280,043)
Total assets		19,373,768		1,436,103		813,134		21,623,005		(7,838,051)		13,784,954
Capital expenditures		514,450		13,836		72,115		600,401		—		600,401

Year ended December 31, 2001

			Long		Other		Total		Reconciling		Total
	Cellular		distance		businesses		segments		items		consolidated
Revenues — third party	Ps.	6,463,800	Ps.	322,553	Ps.	125,491	Ps.	6,911,844			Ps.	6,911,844
Revenues — affiliates		3,310,903		695,543		1,350,378		5,356,824	(Ps.	5,356,824)		—
Depreciation and amortization		2,690,087		112,012		29,937		2,832,036		(8,872)		2,823,164
Operating loss		(416,342)		(129,490)		(228,483)		(774,315)		722,736		(51,579)
Total assets		18,844,930		1,027,599		717,353		20,589,882		(4,991,216)		15,598,666
Capital expenditures		1,694,012		98,346		19,468		1,811,826		—		1,811,826

NOTE 18 — SIGNIFICANT DIFFERENCES BETWEEN MEXICAN GAAP AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which varies in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP).

The reconciliation to U.S. GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican Bulletin B-10. The application of Bulletin B-10 represents a comprehensive measure of the effects of price-level changes in the financial statements based on historical cost for Mexican and U.S. accounting purposes. The principal differences, other than inflation accounting, between Mexican and U.S. GAAP are listed below together with an explanation, where appropriate, of the adjustments that affect consolidated net income for each of the three years in the period ended December 31, 2003, and stockholders’ equity as of December 31, 2003 and 2002.

a. Deferred income taxes

Under Mexican GAAP, the Group applies revised Bulletin D-4 as described in Note 4p. For purposes of the reconciliation to U.S. GAAP, the Group has applied Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes”, for all periods presented. The U.S. GAAP adjustment to deferred income taxes exists as a result of the U.S. GAAP adjustments changing the book basis which impacts various deferred tax balances and the related valuation allowance.

SFAS 109 requires an asset and liability method of accounting whereby deferred taxes are recognized for the tax consequences of all temporary differences between the financial statement carrying amounts and the related tax basis of assets and liabilities. Under U.S. GAAP, the effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date.

b. Pre-operating costs

Under Mexican GAAP, the Company capitalized certain pre-operating costs. Under U.S. GAAP, pre-operating costs are expensed as incurred. As mentioned in Note 2, the Company no longer consolidates Iusacell PCS. Consequently, in 2000, the investment is recorded at cost and the pre-operating costs which were expected to be amortized under Mexican GAAP once operations commenced will now form part of the basis of the investment. As mentioned in Notes 4n. and 9, in 2003 the Group adopted Bulletin C-8. During the third quarter of 2003 the Group wrote down the carrying value of all its pre-operating expenses and hence, the remaining U.S. GAAP difference was reversed.

c. Derivative financial instruments

As mentioned in Note 16, the Group entered into interest rate collar agreements to hedge an aggregate notional amount of U.S.$50,000 of its floating rate debt. Additionally, during 2001 the Group purchased foreign-currency forward exchange contracts, which at December 31, 2001, hedged a notional amount of U.S.$201,000 in debt. The Group employs risk management strategies using foreign currency forwards and interest rate collar agreements. The Group does not hold derivatives for trading purposes.

As mentioned in Note 4g., the Group follows Bulletin C-2, which requires that all financial instruments, including those used for hedging purposes, be recorded in the balance sheet at their fair value and changes in the fair value to be recorded in the income statement for each period. Bulletin C-2 also requires that derivative financial instruments used for hedging purposes, be recorded in the balance sheet and valued using the same valuation criteria used to value the hedged asset or liability. Based on these valuation criteria, under Mexican GAAP since the hedged liabilities are not carried at fair value, the Group did not record the derivative financial instruments related to those hedged liabilities at fair value but rather, the Group keeps the derivative financial instruments valued at the exchange rate at the end of the year.

On December 30, 1999 the Company entered into a foreign currency hedge utilizing forward-rate contracts, hedging its exchange rate exposure for up to U.S.$77,000 or approximately 50% of the principal and interest payments coming due over the period April 2000 to April 2001.

Under U.S. GAAP, effective January 1, 2001, the Group adopted SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS 137 and 138. Under SFAS 133, all derivatives are also recognized on the balance sheet at their fair value.

The Group’s derivative financial instruments were classified as cash flow hedges based on certain criteria established by SFAS 133. Accordingly, the effective portion of the gain or loss of the hedged instrument is reported in accumulated other comprehensive income, and its ineffective portion is reported in earnings. All of the Group’s derivatives were considered highly effective. The portion of accumulated other comprehensive income to be reclassified into earnings over the next 12 months is expected to be immaterial.

The cumulative effect on the adoption of this new accounting pronouncement amounted to Ps.7,120 as of January 1, 2001.

All derivative financial instrument arrangements were terminated as of December 31, 2002.

d. Gain from the exchange of non-monetary assets

During 2002 and 2001, the Company entered into certain fiber optic cable swap agreements to exchange certain long-distance fiber optic cables fair valued at Ps.126,039 and Ps.156,814, respectively. Under Mexican GAAP, the Group recorded the transactions as both acquisitions (at the carrying value of the asset sold) and sales of fixed assets based on the contract amount, resulting in a gain on the sale of Ps.55,288 and Ps.151,009, for the years ended December 31, 2002 and 2001, respectively. Under U.S. GAAP, because the assets exchanged are similar productive assets and, on a net basis, no cash was exchanged, the transactions did not result in the recognition of earnings. Consequently, under U.S. GAAP, the acquisitions and sales would not have been recorded. The resulting gains have been reversed and the depreciation for U.S. GAAP purposes has been determined on the carrying value of the equipment sold.

Additionally, in December 1998, the Group entered into another similar fiber optic cable swap agreement with Bestel for Ps.268,902, resulting in a gain on the sale of Ps.234,172 that was not recorded under U.S. GAAP.

e. Sale-leaseback transaction with MATC Celular

As mentioned in Note 8c., during 2003, 2002 and 2001 the Group sold and leased-back 33, 67 and 244, respectively, non strategic towers to MATC Celular.

Under Mexican GAAP, sale-leaseback transactions are recognized with the use of the general criteria for capital and operating lease transactions pursuant to Bulletin D-5, “Leases”. The timing of the recognition of a gain derived from sale-leaseback transactions should be based on the subsequent lease classification criteria of the leaseback portion of the transaction. If the subsequent leaseback is accounted for as an operating lease, full immediate gain recognition is allowed whereas if the subsequent leaseback is accounted for as a capital lease, the gain is deferred and amortized in proportion with the estimated useful life of the asset leased. Based upon these criteria, the sale-leaseback agreement with MATC was recorded by the Company as an operating lease and consequently, the Ps.85,984, Ps.95,257 and Ps.338,388 gains were recognized at the date of the sale.

Under U.S. GAAP, SFAS 28, “Accounting for Sales with Lease Backs”, this sale-leaseback transactions should be recognized as a single financing transaction in which any profit or loss on the sale is deferred and amortized by the seller, who becomes the lessee. As the Company retained “more than a minor part but less than substantially all” of the use of the assets leased and the profit on the sale does not exceed the present value of the minimum lease payments, the Company deferred Ps.45,968, Ps.79,423 and Ps.297,714 of the gains at the transaction dates. In addition, as the leaseback qualified as an operating lease, the Group is amortizing the difference between the deferred gain against the gross rental charged to be recorded under U.S. GAAP and the gain recorded under Mexican GAAP to operations over the lease term. Consequently, the U.S. GAAP net income for the years ended December 31, 2003, 2002 and 2001 was decreased Ps.26,920, Ps.62,865 and Ps.286,993, respectively.

f. Capitalized interest

Mexican GAAP allows, but does not require, capitalization of financing costs as part of the cost of assets under construction. Financing costs capitalized include interest costs, gains from monetary position and foreign exchange losses. Under Mexican GAAP, the Group did not capitalize any financing costs for each of the years ended December 31, 2003, 2002 and 2001.

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

g. Goodwill and indefinite-lived intangible assets

Under Mexican GAAP, the Group amortizes goodwill on a straight-line basis over a period of 20 years.

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS 141, “Business Combinations,” and No. 142, “Goodwill and Other Intangible Assets.” SFAS 141 supercedes Accounting Principles Board Opinion (APB) No. 16, “Business Combinations” and amends or supercedes a number of related interpretations of APB 16. SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations and changes the criteria to recognize intangible assets apart from goodwill. SFAS 142 supercedes APB 17, “Intangible Assets.” Under SFAS 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed annually or more frequently if impairment indicators arise, for impairment.

SFAS 141 is effective for any business combination accounted for by the purchase method that is completed after June 30, 2001. Accordingly, the Group applied SFAS 141 to the Portatel acquisition and SFAS 142 to the intangible assets acquired therein (Note 3).

Effective January 1, 2002, the Group adopted the provisions of SFAS 142. Goodwill is no longer amortized but is reviewed for impairment on an annual basis at the reporting unit level. The impairment test is performed in two phases. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying value, including goodwill. If the fair value of the reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not impaired; however if the carrying value of the reporting unit exceeds its fair value, an additional procedure must be performed. The additional procedure compares the implied fair value of the reporting unit (as defined by SFAS 142) with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. Upon adoption of SFAS 142, goodwill was tested for impairment and no impairment charges were recorded.

Under Mexican GAAP goodwill continues to be amortized. For U.S. GAAP purposes, the reversal of goodwill amortization under Mexican GAAP increased the net income for the years ended December 31, 2003 and 2002 in Ps.197,069 and Ps.175,625, respectively.

Additionally, the Company defined concessions as intangible assets with definite life, consequently, under both Mexican GAAP and U.S. GAAP, the amortization of this intangible asset continues.

The impact of adopting SFAS 142 on net loss and loss per share adjusted to exclude amortization expense related to goodwill is as follows:

	Years ended December 31,
	2003		2002		2001
Net loss for the year under U.S. GAAP	(Ps.	3,093,398)	(Ps.	934,411)	(Ps.	631,762)
Amortization of goodwill		—		—		172,599

Pro-forma net loss for the year under U.S. GAAP	(Ps.	3,093,398)	(Ps.	934,411)	(Ps.	459,163)

h. Effect of inflation accounting on U.S. GAAP adjustments

In order to determine the net effect on the financial statements of recognizing certain of the adjustments described above, it is necessary to recognize the effects of applying the Mexican GAAP inflation accounting principles (see Note 4e.) to such adjustments.

i. Minority interest

Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within the stockholders’ equity section of the consolidated balance sheet. For U.S. GAAP purposes, minority interest is not included in stockholders’ equity and accordingly, is excluded to arrive at U.S. GAAP stockholders’ equity.

j. Accounting for sales commissions

Mexican GAAP allows vendor sales commissions to be recorded as a cost incurred. Under U.S. GAAP cash consideration (including sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, should be characterized as a reduction of revenue when recognized in the vendor’s income statement.

That presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent that the vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration and can reasonably estimate the fair value of the benefit identified. As these criteria were not met the commissions should be recorded as a reduction of revenue for U.S. GAAP reporting purposes. If commissions of Ps.292,171, Ps.484,980 and Ps.505,874 had been characterized as a reduction of revenue, revenue would have been Ps.4,471,006, Ps.5,318,804 and Ps.6,405,970 for the years ended December 31, 2003, 2002 and 2001.

k. Early extinguishment of debt

Mexican GAAP allows the gain or loss on the early extinguishment of debt to be recorded outside of operations as an extraordinary item. Under U.S. GAAP the gain on the early extinguishment of debt of Ps.15,517 during 2003 does not qualify as an extraordinary item under the provisions of APB 30 “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” and would therefore be recorded within income from continuing operations.

l. Provision for consolidation of facilities

Prior to 2000, the Group recorded a charge and related provision for the potential sale and anticipated loss on the sale of its then corporate headquarters. Since the Company has not had the ability to remove such headquarters from operations, under U.S. GAAP an impairment charge would not have been recorded, therefore, under U.S. GAAP the charge and related provision recorded by the Group has been reversed.

m. Net income (loss) and stockholders’ equity under U.S. GAAP

The following is a summary of net (loss) profit and stockholders’ equity adjusted to take into account certain material differences between Mexican GAAP and U.S. GAAP:

	Years ended December 31,
	2003		2002		2001
Net loss under Mexican GAAP	(Ps.	3,327,300)	(Ps.	1,103,171)	(Ps.	327,166)
Pre-operating costs (b.)		26,521		(2,747)		—
Derivative financial instruments (c.)		—		178		—
Gain from the exchange of non-monetary assets (d.)		—		(55,288)		(151,009)
Depreciation of the gain from the exchange of non-monetary assets (d.)		28,946		25,722		23,417
Sale lease-back transactions (e.)		(26,920)		(62,865)		(286,993)
Capitalized interest (f.)		31,143		99,296		100,980
Depreciation of capitalized interest (f.)		(20,028)		(10,098)		—
Amortization of goodwill (g.)		197,069		175,625		2,186
Minority interest (i.)		(2,829)		(1,648)		6,507
Effect of inflation accounting on U.S. GAAP adjustments (h.)		—		585		316

Net loss under U.S.GAAP	(Ps.	3,093,398)	(Ps.	934,411)	(Ps.	631,762)

	As of December 31,
	2003		2002
Stockholders’ equity under Mexican GAAP	Ps.	4,710,144	Ps.	8,115,365
Pre-operating costs (b.)		(62,527)		(89,048)
Gain from the exchange of non-monetary assets (d.)		(440,469)		(440,469)
Accumulated amortization on the gain from the exchange of non-monetary assets (d.)		78,085		49,139
Sale lease-back transactions (e.)		(376,778)		(349,858)
Capitalized interest (f.)		231,419		200,276
Accumulated depreciation on capitalized interest (f.)		(30,126)		(10,098)
Amortization of goodwill (g.)		374,880		177,811
Minority interest (i.)		82,105		7,013
Provision for consolidation of facilities (l.)		21,696		21,696

Stockholders’ equity under U.S. GAAP	Ps.	4,588,429	Ps.	7,681,827

Provided below is an analysis of changes in stockholders’ equity under U.S. GAAP:

	As of December 31,
	2003		2002
Opening balance	Ps.	7,681,827	Ps.	8,412,757
Net loss for the year		(3,093,398)		(934,411)
Other comprehensive income:
Inflation effects		—		(584)
Derivative financial instruments		—		204,065

Closing balance	Ps.	4,588,429	Ps.	7,681,827

n) Depreciation

Under Mexican GAAP, depreciation is not included in the measure of gross profit. Under U.S. GAAP, Ps.1,602,861, Ps.1,452,024 and Ps.1,324,184 for the years ended December 31, 2003, 2002 and 2001, respectively, are reclassified to cost of sales.

o) Impairment of long-lived assets

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

p. Change in accounting estimate

Mexican GAAP allows a change in accounting estimate to be recorded outside of income from continuing operations on the income statement. U.S. GAAP requires separate disclosure if material, however the effect of a change in accounting estimate is reported within income from continuing operations. The change in estimate discussed in note 4j. increased the cost of equipment sales and other by Ps.159,015, or Ps.1.7 per share during the year ended December 31, 2003.

q) Supplementary U.S. GAAP disclosures

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

	Years ended December 31,
Operating activities:	2003		2002		2001
Net loss under U.S. GAAP	(Ps.	3,093,398)	(Ps.	934,411)	(Ps.	631,762)
Adjustments to reconcile net loss to cash (used in) provided by operating activities:
Depreciation		1,602,861		1,452,024		1,324,184
Amortization		144,839		562,778		1,473,377
Gain on the sale of towers		(59,064)		(32,389)		(51,394)
Intangible assets write-off		190,299		—		—
Other long-term assets write-off		394,337		—		—
Abandoned fixed assets write-off		404,700		—		—
Equity in (profit) loss of associated companies		17,544		10,129		(2,794)
Gain on sale of equity investments		—		—		(4,370)
Increase in allowance for doubtful accounts		169,753		63,777		119,175
Increase in allowance for obsolete and slow-moving inventories		—		11,659		72,554
Minority interest		(15,135)		(8,501)		(29,252)
Deferred income taxes and employee profit sharing		163,170		9,214		—
Gain on net monetary position and foreign exchange losses		221,202		297,332		(286,975)
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable		(29,061)		119,122		(100,211)
Inventories		(218,876)		214,746		(46,921)
Increase (decrease) in:
Trade accounts payable and related parties		3,738		(514,955)		82,521
Taxes and other payable		184,107		(363,326)		(235,124)
Income tax		(51,632)		(13,486)		22,745
Other		(2,484)		(57,206)		(12,458)

Net cash provided by operating activities		26,900		816,507		1,693,295

	Years ended December 31,
	2003		2002		2001
Financing activities:
Payments of notes payable and long-term debt		(125,272)		—		(26,404)
Contributions for future capital stock increases		—		—		981,892
Capital stock increases				—		86

Net cash (used for) provided by financing activities		(125,272)		—		955,574

Investing activities:
Purchase of property and equipment, net	(Ps.	134,605)	(Ps.	673,666)	(Ps.	1,761,655)
Proceeds from sales of investments in associated companies		—		—		4,370
Proceeds from the sale of the towers		92,646		102,002		383,305
Acquisition of Portatel, net of cash		—		(192,581)		(544,390)
Purchase of other assets		—		(21,763)		(889,653)

Net cash used in investing activities		(41,959)		(786,008)		(2,808,023)

Translation and inflation effects in cash		(9,909)		(7,489)		(30,776)
Net increase (decrease) in cash and cash equivalents		(150,240)		23,010		(189,930)
Cash and cash equivalents at beginning of year		154,397		131,387		321,317

Cash and cash equivalents at the end of year	Ps.	4,157	Ps.	154,397	Ps.	131,387

Interest paid	Ps.	195,994	Ps.	118,061	Ps.	422,871

Income tax paid	Ps.	99,271	Ps.	147,493	Ps.	125,588

Supplemental disclosures of non-cash activities:
Conversion of debt to equity	Ps.	—	Ps.	—	Ps.	121
Capitalization of contributions for future capital stock increases		—		2,413,053		—

2) Deferred income taxes

Significant components of deferred income taxes under U.S. GAAP are as follows:

	December 31, 2002
	SFAS 109		SFAS 109
	applied to		applied to
	Mexican GAAP		U.S. GAAP
	Balances		adjustments		Total
Deferred tax assets:
Allowance for doubtful accounts	Ps.	86,347	Ps.	—	Ps.	86,347
Net operating loss carryforwards and tax credits		1,917,059		—		1,917,059
Reorganization reserve		4,132		—		4,132
Gain from the exchange of non-monetary assets		—		115,963		115,963
Pre-operating costs		—		20,009		20,009
Gain on the sale lease-back transaction		—		120,569		120,569
Valuation allowance		(1,032,163)		(192,127)		(1,224,290)

Deferred tax assets		975,375		64,414		1,039,789

Deferred tax liabilities:
Inventories		83,634		—		83,634
Property and equipment		794,298		—		794,298
Concessions		97,443		—		97,443
Capitalized interest		—		64,414		64,414

Deferred tax liabilities		975,375		64,414		1,039,789

Net deferred tax assets	Ps.	—	Ps.	—	Ps.	—

	December 31, 2002
	SFAS 109		SFAS 109
	applied to		applied to
	Mexican GAAP		U.S. GAAP
	Balances		adjustments		Total
Deferred tax assets:
Allowance for doubtful accounts	Ps.	32,128	Ps.	—	Ps.	32,128
Net operating loss carryforwards and tax credits		1,698,517		—		1,698,517
Reorganization reserve		4,070		—		4,070
Gain from the exchange of non-monetary assets		—		125,226		125,226
Pre-operating costs		—		28,496		28,496
Gain on the sale lease-back transaction		—		111,954		111,954
Valuation allowance		(499,343)		(204,819)		(704,162)

Deferred tax assets		1,235,372		60,857		1,296,229

Deferred tax liabilities:
Inventories		12,498		—		12,498
Property and equipment		900,668		—		900,668
Cellular telephones to be amortized		49,970		—		49,970
Concessions		102,572		—		102,572
Capitalized interest		—		60,857		60,857

Deferred tax liabilities		1,065,708		60,857		1,126,565

Net deferred tax assets	Ps.	169,664	Ps.	—	Ps.	169,664

3) New Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities, an interpretation of ARB 51.” The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (variable interest entities or VIEs) and how to determine when and which business enterprise should consolidate the VIE (the primary beneficiary). This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties.

In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period. In December 2003 the FASB redeliberated certain proposed modifications and revised FIN 46 (FIN 46-R). The revised provisions are applicable no later than the first reporting period ending after March 15, 2004. The Company does not expect that the adoption of FIN 46 and FIN 46-R will have a material impact on its financial statements.

In February 2003, the FASB issued Emerging Issues Task Force 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables.” EITF 00-21 requires revenue arrangements with multiple deliverables to be divided into separate units of accounting. If the deliverables in the arrangement meet certain criteria, arrangement consideration should be allocated among the separate units based on their relative fair values. Applicable revenue recognition criteria should be considered separately for each unit. The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is evaluating the impact of adoption of EITF 00-21 will have on its financial position and results of operations.

4) U.S. GAAP requires the desegregation of the account balances as disclosed below. There is no similar requirement under Mexican GAAP. As of December 31, the account balances were as follows:

	2003		2002
Recoverable taxes and other:
Interconnection fees	Ps.	59,556	Ps.	74,903
Recoverable VAT		73,444		96,563
Other taxes		57,673		60,191
Telephones to be amortized		—		146,971
Other		162,869		85,119

		353,542		463,747

Taxes and other payables:
Taxes and rights payable		56,587		242,190
Interest payable		179,856		79,161
Other		403,686		253,091

	Ps.	640,129	Ps.	574,442

6) A significant portion of trade receivables is represented by a small number of distributors. In 2001, our three largest distributors accounted for 59% and 52% of our net trade accounts receivable as of December 31, 2003 and 2002. Management has established certain measures to reduce the risk associated with this concentration such as certain guarantees and property liens. Management believes that this distributor concentration will be reduced over time as the size of the operations grows. However, results of operations could be negatively affected, at least in the short term, if any defaults on payment occur with respect to these distributors.

NOTE 19 — CONDENSED CONSOLIDATED FINANCIAL INFORMATION

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

Presented below is condensed consolidating financial information as of December 31, 2003 and 2002 and for the three years ended December 31, 2003 for i) the parent company; ii) the combined Guarantor Subsidiaries; iii) the combined non-Guarantor Subsidiaries; iv) eliminations; and v) the Company’s consolidated financial statements. Where applicable, the equity method has been used by the parent company with respect to its investments in certain subsidiaries for the respective periods presented.

The Company has not presented separate financial statements and other disclosure concerning each of the Guarantor Subsidiaries because management has determined that such information is not material to investors.

CONDENSED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2003

			Combined		Combined
	Parent		guarantor		non-guarantor
	company		subsidiaries		subsidiaries		Eliminations		Consolidated
ASSETS
Current assets:
Cash and short-term investments	Ps.	4,632	(Ps.	807)	Ps.	332	Ps.	—	Ps.	4,157

Accounts receivable:
Trade, net		—		423,568		75,222		—		498,790
Related parties		2,820,908		—		—		(2,820,908)		—
Recoverable taxes and other		16,057		177,847		159,638		—		353,542

		2,836,965		601,415		234,860		(2,820,908)		852,332

Inventories, net		—		255,728		267		—		255,995

Total current assets		2,841,597		856,336		235,459		(2,820,908)		1,112,484
Investment in associated companies		569,937		535,041		(380)		(1,090,404)		14,194
Property and equipment, net		5,070,446		853,234		982,770		—		6,906,450
Other assets, net		9,480		607,664		39,650		—		656,794
Excess of investment cost over book value, net		1,712,014		—		—		—		1,712,014

Total assets	Ps.	10,203,474	Ps.	2,852,275	Ps.	1,257,499	(Ps.	3,911,312)	Ps.	10,401,936

Current liabilities:
Current portion of long-term debt	Ps.	4,667,429	Ps.	—	Ps.	—	Ps.	—	Ps.	4,667,429
Trade accounts payable		72,900		272,204		15,831		—		360,935
Related parties		—		885,830		2,300,519		(3,163,704)		22,645
Taxes and other payable		675,080		117,280		82,328		(234,559)		640,129
Income tax		—		—		—		—		—

Total current liabilities		5,415,409		1,275,314		2,398,678		(3,398,263)		5,691,138
Long-term debt		—		654		—		—		654

Total liabilities		5,415,409		1,275,968		2,398,678		(3,398,263)		5,691,792

Commitments and contingencies		—		—		—		—		—

Stockholders’ equity:
Capital contributions		16,660,756		7,483,288		1,842,861		(9,326,149)		16,660,756
Earned capital		(11,872,691)		(5,906,981)		(2,984,040)		8,891,021		(11,872,691)
Minority interest		—		—		—		(77,921)		(77,921)

Total stockholders’ equity		4,788,065		1,576,307		(1,141,179)		(513,049)		4,710,144

Total liabilities and stockholders’ equity	Ps.	10,203,474	Ps.	2,852,275	Ps.	1,257,499	(Ps.	3,911,312)	Ps.	10,401,936

Total stockholders’ equity under Mexican GAAP	Ps.	4,788,065	Ps.	1,576,307	(Ps.	1,141,179)	(Ps.	513,049)	Ps.	4,710,144
Pre-operating costs		—		—		(62,527)		—		(62,527)
Gain from exchange of non- monetary assets		—		—		(362,384)		—		(362,384)
Gain on the sale lease-back transaction		(188,864)		(183,316)		(4,598)		—		(376,778)
Capitalized interest		201,293		—		—		—		201,293
Amortization of goodwill		374,880		—		—		—		374,880
Minority interest		—		—		—		82,105		82,105
Provision for consolidation of facilities		21,696		—		—		—		21,696

Total stockholders’ equity under U.S. GAAP	Ps.	5,197,070	Ps.	1,392,991	(Ps.	1,570,688)	(Ps.	430,944)	Ps.	4,588,429

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2003

			Combined		Combined
	Parent		guarantor		non-guarantor
	company		subsidiaries		subsidiaries		Eliminations		Consolidated
Total revenues	Ps.	1,819,198	Ps.	9,232,581	Ps.	628,094	(Ps.	6,916,696)	Ps.	4,763,177
Total cost of sales		68,077		6,363,897		188,237		(4,189,811)		2,430,400

Gross profit		1,751,121		2,868,684		439,857		(2,726,885)		2,332,777
Operating expenses		219,679		3,684,187		304,134		(2,421,210)		1,786,790
Depreciation and amortization		1,513,262		285,447		154,978		—		1,953,687

Operating (loss) profit		18,180		(1,100,950)		(19,255)		(305,675)		(1,407,700)

Intangible assets write-off		35,180		—		181,640		—		216,820

Abandoned fixed assets write-off		404,700		—		—		—		404,700

Other expenses		283,123		62,313		108,381		(146,656)		307,161

Integral financing results:
Interest (income) expense, net		180,210		32,835		146,570		—		359,615
Foreign exchange (gain) loss, net		367,563		21,210		(1,938)		—		386,835
(Gain) loss from monetary position		(111,099)		27,890		(82,424)		—		(165,633)

		436,674		81,935		62,208		—		580,817

Equity participation in net (gain) loss of associated companies		1,965,182		17,202		—		(1,964,840)		17,544
Provision for assets tax		236,138		30,886		—		—		267,024
Minority interest		—		—		—		(17,964)		(17,964)
Extraordinary items		(15,517)		159,015		—				143,498

Net loss for the year	(Ps.	3,327,300)	(Ps.	1,452,301)	(Ps.	371,484)	Ps.	1,823,785	(Ps.	3,327,300)

Net loss for the year under Mexican GAAP	(Ps.	3,327,300)	(Ps.	1,452,301)	(Ps.	371,484)	Ps.	1,823,785	(Ps.	3,327,300)
Pre-operating costs		—		—		26,521		—		26,521
Gain from the exchange of non-monetary assets		—		—		28,946		—		28,946
Sale lease-back transactions		(11,379)		(15,792)		251		—		(26,920)
Capitalized interest		11,115		—		—		—		11,115
Amortization of goodwill		197,069		—		—		—		197,069
Minority interest		—		—		—		(2,829)		(2,829)

Net (loss) profit for the year under US GAAP	(Ps.	3,130,495)	(Ps.	1,468,093)	(Ps.	315,766)	Ps.	1,820,956	(Ps.	3,093,398)

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

			Combined		Combined
	Parent		guarantor		non-guarantor
	company		subsidiaries		subsidiaries		Eliminations		Consolidated
Operating activities:
Net (loss) profit for the year	(Ps.	3,130,495)	(Ps.	1,468,093)	(Ps.	315,766)	Ps.	1,820,956	(Ps.	3,093,398)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization		1,336,221		285,447		126,032		—		1,747,700
Equity in net loss (earnings) of associated companies and net gain on sale of equity investments		1,965,182		17,202		—		(1,964,840)		17,544
Gain on the sale of the towers		(27,705)		(31,108)		(251)		—		(59,064)
Intangible assets write-off		35,180		—		155,119		—		190,299
Other long-term assets write-off		283,123		62,313		48,901		—		394,337
Abandoned fixed assets write-off		404,700		—		—		—		404,700
Increase in allowance for doubtful accounts		—		169,753		—		—		169,753
Minority interest		—		—		—		(15,135)		(15,135)
Deferred income taxes		163,170		—		—		—		163,170
Gain on net monetary position and foreign exchange losses		256,464		49,100		(84,362)		—		221,202
Changes in operating assets and liabilities:
Accounts receivable		—		94,560		(36,859)		(86,762)		(29,061)
Inventories		—		(218,609)		(267)		—		(218,876)
Trade accounts payable and related parties		(1,564,830)		1,559,560		9,008		—		3,738
Taxes and other payable		321,810		(475,140)		87,657		249,780		184,107
Income Tax		(33,205)		(14,786)		(3,641)		—		(51,632)
Other		—		(2,484)		—		—		(2,484)

Net cash provided by (used in) operating activities		9,615		27,715		(14,429)		3,999		26,900

Investing activities:
Purchase of property and equipment, net		(35,377)		(113,114)		13,886		—		(134,605)
Proceeds from the sale of the towers		42,112		50,534		—		—		92,646
Investment in associated companies, net of cash acquired		—		—		—		—		—
Purchase of other assets		—		—		—		—		—

Net cash (used in) provided by investing activities		6,735		(62,580)		13,886		—		(41,959)

Financing activities:
Payments of notes payable and long-term debt		(125,272)		—		—		—		(125,272)

Net cash provided by (used in) financing activities		(125,272)		—		—		—		(125,272)

Translation and inflation effects in cash		(4,519)		(1,356)		(35)		(3,999)		(9,909)
Net decrease in cash		(113,441)		(36,221)		(578)		—		(150,240)
Cash at beginning of year		118,073		35,414		910		—		154,397

Cash at the end of year	Ps.	4,632	(Ps.	807)	Ps.	332	Ps.	—	Ps.	4,157

CONDENSED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2002

			Combined		Combined
	Parent		guarantor		non-guarantor
	company		subsidiaries		subsidiaries		Eliminations		Consolidated
			ASSETS
Current assets:
Cash and short-term investments	Ps.	118,073	Ps.	35,414	Ps.	910	Ps.	—	Ps.	154,397

Accounts receivable:
Trade, net		—		687,881		38,363		(62,711)		663,533
Related parties		1,446,942		807,560		42		(2,191,253)		63,291
Recoverable taxes and other		12,082		483,169		346,938		(378,442)		463,747

		1,459,024		1,978,610		385,343		(2,632,406)		1,190,571

Inventories, net		—		37,119		—		—		37,119

Total current assets		1,577,097		2,051,143		386,253		(2,632,406)		1,382,087
Investment in associated companies		2,481,694		241,123		10		(2,687,036)		35,791
Property and equipment, net		6,753,783		1,017,847		1,122,688		(1,015)		8,893,303
Other assets, net		424,126		712,594		287,347		96,133		1,520,200
Excess of investment cost over book value, net		1,953,573		—		—		—		1,953,573

Total assets	Ps.	13,190,273	Ps.	4,022,707	Ps.	1,796,298	(Ps.	5,224,324)	Ps.	13,784,954

Current liabilities:
Notes payable and notes payable to suppliers	Ps.	130,258	Ps.	—	Ps.	—	Ps.	—	Ps.	130,258
Trade accounts payable		73,015		201,841		10,150		(2,428)		282,578
Related parties		—		—		2,297,234		(2,182,267)		114,967
Taxes and other payable		360,154		614,863		254,968		(655,543)		574,442
Income tax		—		14,786		3,641		34,296		52,723

Total current liabilities		563,427		831,490		2,565,993		(2,805,942)		1,154,968
Long-term debt		4,511,481		—		—		—		4,511,481
Notes payable to suppliers		—		3,140		—		—		3,140

Total liabilities		5,074,908		834,630		2,565,993		(2,805,942)		5,669,589

Commitments and contingencies		—		—		—		—		—

Stockholders’ equity:
Capital contributions		16,660,756		7,483,288		1,842,861		(9,326,149)		16,660,756
Earned capital		(8,545,391)		(4,295,211)		(2,612,556)		6,907,767		(8,545,391)
Minority interest		—		—		—		—		—

Total stockholders’ equity		8,115,365		3,188,077		(769,695)		(2,418,382)		8,115,365

Total liabilities and stockholders’ equity	Ps.	13,190,273	Ps.	4,022,707	Ps.	1,796,298	(Ps.	5,224,324)	Ps.	13,784,954

Total stockholders’ equity under Mexican GAAP	Ps.	8,115,365	Ps.	3,188,077	(Ps.	769,695)	(Ps.	2,418,382)	Ps.	8,115,365
Pre-operating costs		—		—		(89,048)		—		(89,048)
Gain from exchange of non- monetary assets		—		—		(391,330)		—		(391,330)
Sale lease-back transactions		(177,485)		(167,524)		(4,849)		—		(349,858)
Capitalized interest		190,178		—		—		—		190,178
Amortization of goodwill		177,811		—		—		—		177,811
Minority interest		—		—		—		7,011		7,011
Provision for consolidation of facilities		21,696		—		—		—		21,696

Total stockholders’ equity under U.S. GAAP	Ps.	8,327,565	Ps.	3,020,553	(Ps.	1,254,922)	(Ps.	2,411,371)	Ps.	7,681,825

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2002

			Combined		Combined
	Parent		guarantor		non-guarantor
	company		subsidiaries		subsidiaries		Eliminations		Consolidated
Total revenues	Ps.	1,692,895	Ps.	9,102,896	Ps.	921,615	(Ps.	5,913,622)	Ps.	5,803,784
Total cost of sales		44,888		4,667,753		411,532		(3,005,713)		2,118,460

Gross profit		1,648,007		4,435,143		510,083		(2,907,909)		3,685,324
Operating expenses		121,670		3,956,069		583,592		(2,902,014)		1,759,317
Depreciation and amortization		1,416,075		638,090		146,355		5,530		2,206,050

Operating (loss) profit		110,262		(159,016)		(219,864)		(11,425)		(280,043)

Integral financing results:
Interest (income) expense, net		322,113		(10,704)		87,227		1,330		399,966
Foreign exchange (gain) loss, net		509,215		22,052		(4,632)		696		527,331
(Gain) loss from monetary position		(205,216)		85,724		(96,507)		(13,415)		(229,414)

		626,112		97,072		(13,912)		(11,389)		697,883

Equity participation in net (gain) loss of associated companies		539,650		—		—		(529,521)		10,129
Provision for assets tax		47,671		68,991		8,305		298		125,265
Minority interest		—		—		—		(10,149)		(10,149)

Net loss for the year	(Ps.	1,103,171)	(Ps.	325,079)	(Ps.	214,257)	Ps.	539,336	(Ps.	1,103,171)

Net loss for the year under Mexican GAAP	(Ps.	1,103,171)	(Ps.	325,079)	(Ps.	214,257)	Ps.	539,336	(Ps.	1,103,171)
Pre-operating costs		—		—		(2,747)		—		(2,747)
Derivative financial instruments		178		—		—				178
Gain from the exchange of non-monetary assets		—		—		(29,566)		—		(29,566)
Sale lease-back transactions		(19,704)		(43,161)		—		—		(62,865)
Capitalized interest		89,198		—		—		—		89,198
Amortization of goodwill		175,625		—		—		—		175,625
Minority interest		—		—		—		(1,648)		(1,648)
Effects of inflation on US GAAP adjustments		585		—		—		—		585

Net (loss) profit for the year under US GAAP	(Ps.	857,289)	(Ps.	368,240)	(Ps.	246,570)	Ps.	537,688	(Ps.	934,411)

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

			Combined		Combined
	Parent		guarantor		non-guarantor
	company		subsidiaries		subsidiaries		Eliminations		Consolidated
Operating activities:
Net (loss) profit for the year	(Ps.	857,289)	(Ps.	368,240)	(Ps.	246,570)	Ps.	537,688	(Ps.	934,411)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization		1,240,449		638,090		146,354		(10,091)		2,014,802
Equity in net loss (earnings) of associated companies and net gain on sale of equity investments		539,314		—		—		(529,185)		10,129
Gain on the sale of the towers		(12,767)		(19,622)		—		—		(32,389)
Increase in allowance for doubtful accounts		—		63,777		—		—		63,777
Increase in allowance for obsolete and slow-moving inventories		—		11,659		—		—		11,659
Minority interest		—		—		—		(8,501)		(8,501)
Deferred income tax		9,214		—		—		—		9,214
Gain on net monetary position and foreign exchange losses		356,171		107,776		(101,139)		(65,476)		297,332
Changes in operating assets and liabilities:
Accounts receivable		128,263		(216,837)		11,403		196,293		119,122
Inventories		3,703		176,180		34,863		—		214,746
Trade accounts payable and related parties		(1,238,144)		526,507		66,588		130,094		(514,955)
Taxes and other payable		172,352		(157,481)		(35,307)		(342,890)		(363,326)
Income Tax		(8,531)		6,006		(7,582)		(3,379)		(13,486)
Other		(56,806)		(220)		—		(180)		(57,206)

Net cash provided by (used in) operating activities		275,929		767,595		(131,390)		(95,627)		816,507

Investing activities:
Purchase of property and equipment, net		(775,131)		(229,879)		221,856		109,488		(673,666)
Proceeds from the sale of the towers		32,471		69,531		—		—		102,002
Investment in associated companies, net of cash acquired		111,039		(3,333)		—		(300,287)		(192,581)
Purchase of other assets		342,675		(1,307,735)		656,871		286,426		(21,763)

Net cash (used in) provided by investing activities		(288,946)		(1,471,416)		878,727		95,627		(786,008)

Financing activities:
Payments of notes payable and long-term debt		—		—		—		—		—
Capital stock increases and contributions for future capital stock increases		—		743,431		(743,431)		—		—
Net cash provided by (used in) financing activities		—		743,431		(743,431)		—		—

Translation and inflation effects in cash		(7,472)		240		(257)		—		(7,489)
Net decrease in cash		(20,489)		39,850		3,649		—		23,010
Cash at beginning of year		138,562		(4,436)		(2,739)		—		131,387

Cash at the end of year	Ps.	118,073	Ps.	35,414	Ps.	910	Ps.	—	Ps.	154,397

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2001

			Combined		Combined
	Parent		guarantor		non-guarantor
	company		subsidiaries		subsidiaries		Eliminations		Consolidated
Total revenues	Ps.	1,081,095	Ps.	9,610,775	Ps.	1,455,092	(Ps.	5,235,118)	Ps.	6,911,844
Total cost of sales		27,453		4,131,742		478,250		(2,599,016)		2,038,429

Gross profit		1,053,642		5,479,033		976,842		(2,636,102)		4,873,415
Operating expenses		(40,099)		4,267,742		536,812		(2,662,625)		2,101,830
Depreciation and amortization		1,351,248		1,336,790		144,000		(8,874)		2,823,164

Operating (loss) profit		(257,507)		(125,499)		296,030		35,397		(51,579)

Integral financing results:
Interest (income) expense, net		214,689		(81,000)		286,302		4,135		424,126
Foreign exchange (gain) loss, net		(81,221)		(19,803)		(4,260)		2		(105,282)
(Gain) loss from monetary position		(131,891)		54,566		(99,925)		(4,126)		(181,376)

		1,577		(46,237)		182,117		11		137,468

Equity participation in net (gain) loss of associated companies		(3,635)		(16,776)		—		13,247		(7,164)
Provision for assets tax		64,597		95,643		7,792		(7,124)		160,908
Cumulative effect of the adoption of the new accounting principle		7,120		—		—		—		7,120
Minority interest		—		—		—		(22,745)		(22,745)

Net loss for the year	(Ps.	327,166)	(Ps.	158,129)	Ps.	106,121	Ps.	52,008	(Ps.	327,166)

Net loss for the year under Mexican GAAP	(Ps.	327,166)	(Ps.	158,129)	Ps.	106,121	Ps.	52,008	(Ps.	327,166)
Gain from the exchange of non-monetary assets		—		—		(127,592)		—		(127,592)
Sale lease-back transactions		(157,780)		(124,363)		(4,850)		—		(286,993)
Capitalized interest		100,980		—		—		—		100,980
Amortization of goodwill		2,186		—		—		—		2,186
Minority interest		—		—		—		6,507		6,507
Effects of inflation on US GAAP adjustments		316		—		—		—		316

Net (loss) profit for the year under US GAAP	(Ps.	381,464)	(Ps.	282,492)	(Ps.	26,321)	Ps.	58,515	(Ps.	631,762)

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

			Combined		Combined
	Parent		guarantor		non-guarantor
	company		subsidiaries		subsidiaries		Eliminations		Consolidated
Operating activities:
Net (loss) profit for the year	(Ps.	381,464)	(Ps.	282,492)	(Ps.	26,321)	Ps.	58,515	(Ps.	631,762)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization		1,349,061		1,336,790		120,584		(8,874)		2,797,561
Equity in net loss (earnings) of associated companies and net gain on sale of equity investments		(7,164)		—		—		—		(7,164)
Gain on the sale of the towers		(28,255)		(22,271)		(868)		—		(51,394)
Increase in allowance for doubtful accounts		—		119,175		—		—		119,175
Increase in allowance for obsolete and slow-moving inventories		—		72,554		—		—		72,554
Minority interest		(210)		—		—		(29,042)		(29,252)
Gain on net monetary position and foreign exchange losses		(206,310)		34,763		(104,185)		(11,243)		(286,975)
Changes in operating assets and liabilities:
Accounts receivable		(112,423)		(34,153)		45,589		776		(100,211)
Inventories		829		(28,067)		(18,742)		(941)		(46,921)
Trade accounts payable and related parties		668,421		(253,113)		(320,327)		(12,460)		82,521
Taxes and other payable		32,910		(265,788)		72,522		(74,768)		(235,124)
Income Tax		42,826		8,773		(2,587)		(26,267)		22,745
Other		56,806		(368)		(30)		(68,866)		(12,458)

Net cash provided by (used in) operating activities		1,415,027		685,803		(234,365)		(173,170)		1,693,295

Investing activities:
Purchase of property and equipment, net		(1,449,258)		73,196		(484,999)		99,406		(1,761,655)
Proceeds from the sale of the towers		205,908		170,739		6,658		—		383,305
Investment in associated companies, net of cash acquired		(540,020)		—		—		—		(540,020)
Purchase of other assets		(748,849)		(939,552)		(510,788)		1,309,536		(889,653)

Net cash (used in) provided by investing activities		(2,532,219)		(695,617)		(989,129)		1,408,942		(2,808,023)

Financing activities:
Payments of notes payable and long-term debt		(26,404)		—		—		—		(26,404)
Capital stock increases and contributions for future capital stock increases		981,978		—		1,218,541		(1,218,541)		981,978

Net cash provided by (used in) financing activities		955,574		—		1,218,541		(1,218,541)		955,574

Translation and inflation effects in cash		(13,208)		(236)		(101)		(17,231)		(30,776)
Net decrease in cash		(174,826)		(10,050)		(5,054)		—		(189,930)
Cash at beginning of year		313,388		5,614		2,315		—		321,317

Cash at the end of year	Ps.	138,562	(Ps.	4,436)	(Ps.	2,739)	Ps.	—	Ps.	131,387

GRUPO IUSACELL CELULAR, S.A. DE C.V.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
Years Ended 2001, 2002 and 2003
(Amounts expressed in Thousands of Mexican Pesos (Ps.)
with Purchasing Power as of December 31, 2003)

	Balance at	Charged to	Charged to		Balance at
	beginning	costs and	other		end of
	of period	expenses	accounts	Deductions	period
Allowance for obsolete and slow-moving inventories
2001	56,414	72,554	—	7,239	121,729
2002	121,729	11,659	—	26,041	107,347
2003	107,347	(41,996)	—	12,970	52,381
Allowance for doubtful accounts
2001	243,646	119,175	—	131,037	231,784
2002	231,784	63,777	—	198,233	97,328
2003	97,328	169,753	—		267,081